08002255

82- SUBMISSIONS FACING SHEET

4/30

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Joint-Stock Company OGK-2

*CURRENT ADDRESS Solnechnodolsk, Izobilnensk District
Stavropol Region
Russian Federation

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 06 2008 E
THOMSON REUTERS

ILE NO. 82- 35791 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 5/2/08

BEST AVAILABLE COPY

IMPORTANT NOTICE: You must read the following before continuing. The following applies to the prospectus (the "document") following this page, and you are therefore advised to read this notice carefully before reading, accessing or making any other use of the document. In accessing the document, you agree to be bound by the following terms and conditions, including any modifications to them any time you receive any information from us as a result of such access. The document has been prepared solely in connection with the proposed offer of the securities described therein (the "securities").

THE FOLLOWING DOCUMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE DOCUMENT MAY ONLY BE DISTRIBUTED IN "OFFSHORE TRANSACTIONS" AS DEFINED IN, AND AS PERMITTED BY, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT ("RULE 144A"). ANY OTHER FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE DOCUMENT IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE U.S. SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC TRANSMISSION OR THE FOLLOWING DOCUMENT CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF, THE SECURITIES IN ANY JURISDICTION WHERE SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, EXCEPT (1) IN ACCORDANCE WITH RULE 144A TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A (A "QIB"), OR (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

Confirmation of your Representation: In order to be eligible to view the following document or make an investment decision with respect to the securities, you must be (i) a person that is outside the United States or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accepting this e-mail and accessing the document, you shall be deemed to have represented to us that you are outside the United States or that you are a QIB and that you consent to the delivery of such document by electronic transmission.

The following document is only addressed to and directed at persons in member states of the European Economic Area ("EEA"), who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, the following document is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, or (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). The following document must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, by persons who are not Qualified Investors. The securities are only available to, and any investment or investment activity to which the following document relates, is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

Information set forth in the following document does not constitute an advertisement in Russia of the global depositary receipts referred to therein and must not be passed on to third parties or otherwise be made publicly available in Russia. The global depositary receipts have not been and will not be registered in Russia and are not intended for "placement" or "public circulation" in Russia.

You are reminded that the document has been delivered to you on the basis that you are a person into whose possession the document may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the document to any other person.

The materials relating to the offering of the securities do not constitute, and may not be used in connection with, an offer or solicitation of the securities in any place where such offering or solicitations are not permitted by law. If a jurisdiction requires that the offering of the securities be made by a licenced broker or dealer and the underwriter or any affiliate of the underwriter is a licenced broker or dealer in that jurisdiction, the offering of the securities shall be deemed to be made by the underwriter or such affiliate on behalf of the company in such jurisdiction.

The following document has been sent to you in electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently neither Deutsche Bank, Troika Dialog or UBS Investment Bank nor any person who controls either of them, nor any director, officer, employee or agent of either of them, nor any affiliate of any such person, accepts any liability or responsibility whatsoever in respect of any difference between the document distributed to you in electronic format and the hard copy version available to you on request from Deutsche Bank, Troika Dialog or UBS Investment Bank.

You are responsible for protecting against viruses and other destructive items. Your use of this e-mail is at your own risk and it is your responsibility to take precautions to ensure that this e-mail is free from viruses and other items of a destructive nature.

JSC "OGK-2"

Offering of 6,224,606,472 Ordinary Shares
in the form of Ordinary Shares and Global Depositary Receipts
Offer Price: U.S.$0.16 per Ordinary Share and
U.S.$16.00 per Global Depositary Receipt

This prospectus relates to an offering (the "Offering") by JSC "OGK-2", an open joint stock company organised under the laws of the Russian Federation (the "Company"), of 6,224,606,472 newly issued ordinary shares of the Company, with a nominal value of 0.3627 rouble per ordinary share (the "Shares"), comprising 4,622,842,572 Shares in the form of Shares and 1,601,763,900 Shares in the form of global depositary receipts ("GDRs"), with each GDR representing an interest in 100 Shares. In addition to the Shares issued in the Offering, the Company has also received applications from existing shareholders for the exercise by them of statutory pre-emption rights in respect of 399,169,784 ordinary shares of the Company. Any ordinary shares applied for, but not paid in full, by the Company's shareholders in exercising their statutory pre-emptive rights are expected to be cancelled. See "The Offering".

The GDRs are being offered (i) in the United States to qualified institutional buyers ("QIBs"), as defined in and in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), as provided by Rule 144A under the U.S. Securities Act ("Rule 144A"), and (ii) outside the United States to certain persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act ("Regulation S"). The Shares are being offered (i) outside the United States to certain persons in offshore transactions in reliance on Regulation S, and (ii) inside the United States to QIBs in reliance on Rule 144A. The Company has been informed that JSC "Gazenergoprom-Invest", an entity which the Company believes is an affiliate of JSC Gazprom, intends to acquire an aggregate of 4,000,000,000 Shares in the form of Shares. See "Plan of Distribution".

The Company has applied to the U.K. Financial Services Authority (the "FSA"), in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "FSMA"), for a block listing of up to 115,866,352 GDRs, of which 16,017,639 GDRs will be issued on or about 3 October 2007 (the "GDR Closing Date") and 99,848,713 GDRs may be issued from time to time against the deposit of ordinary shares with Deutsche Bank Trust Company Americas (the "Depositary") or its nominee on its official list (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") to admit such GDRs for trading under the symbol "OGK2" on its main market for listed securities (the "Main Market") through its International Order Book (regulated market segment) (the "IOB"). The IOB is a regulated market for purposes of the Markets in Financial Instruments Directive 2004/39/EC. Application has been made for the Rule 144A GDRs to be designated as eligible for trading in The PORTAL℠ Market of The Nasdaq Stock Market, Inc. ("PORTAL"). Admission to the Official List together with admission to the Main Market ("Admission"), constitutes listing on a stock exchange. The Company expects that conditional trading in the GDRs on the London Stock Exchange through the IOB will commence on a "when and if issued" basis on or about 1 October 2007 and that unconditional trading in the GDRs on the London Stock Exchange through the IOB will commence on or about 4 October 2007. **All dealings in the GDRs prior to the commencement of unconditional dealings will be of no effect if the Admission does not take place and will be at the sole risk of the parties concerned.**

The Company's shares are listed on the "B" list of the Russian Trading System Stock Exchange (the "RTS") under the symbols "OGKB" and "OGKBG" and the Moscow Interbank Currency Exchange ("MICEX") under the symbol "OGK2". The Shares issued in the Offering are expected to be traded on the RTS under the symbol "OGKB" and "OGKBG" and on MICEX under the symbol "OGK2-001D" following admission to trade within the first three months after the filing of the valid notice on placement of the new issue of the Shares (a "Placement Notice") with the Federal Service for Financial Markets of the Russian Federation (the "FSFM"), following which they are expected to be traded on MICEX under the symbol "OGK2". Prior to the Offering, there has been no market for the GDRs and only a limited market for the Company's shares. The trading price of the Company's shares on the RTS and MICEX will not necessarily be related to the offer price of the Shares offered herein and the GDRs referred to above (the "Offer Price"). Sales of the Shares issued in the Offering may commence on the next business day following the filing of the Placement Notice with the FSFM.

An investment in either the Shares or the GDRs involves a high degree of risk. For a discussion of certain risk factors that should be considered in connection with an investment in either the Shares or the GDRs, see "Risk Factors" beginning on page 8. The Shares and the GDRs are of a specialist nature and should only be bought and traded by investors who are particularly knowledgeable in investment matters.

The Shares and the GDRs have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold within the United States, except to QIBs in reliance on Rule 144A or outside the United States to certain persons in offshore transactions in reliance on Regulation S. Prospective purchasers are hereby notified that sellers of the Shares and GDRs may be relying on the exemption from the provisions of Section 5 of the U.S. Securities Act provided by Rule 144A. Information set forth in this prospectus does not constitute an advertisement of the GDRs in Russia and must not be passed on to third parties or otherwise be made publicly available in Russia, save as required by Russian disclosure rules. The GDRs have not been and will not be registered in Russia and are not intended for "placement" or "public circulation" in Russia. For a discussion of certain restrictions on transfers of the Shares and GDRs, see "Description of the Global Depositary Receipts", "Transfer Restrictions" and "Plan of Distribution".

Oxygen International Holdings Limited ("Oxygen International"), a special purpose vehicle organised under the laws of the British Virgin Islands and to be financed by the Company, has granted the managers as named in "Plan of Distribution" (the "Managers"), acting through Deutsche Bank AG, London Branch as the Stabilising Manager, an option (the "Repurchase Option"), exercisable at any time for a period of 30 days from the announcement of the Offer Price (the "Stabilisation Period"), to require Oxygen International to purchase up to 160,176,400 Shares in the form of GDRs held by the Stabilising Manager as a result of stabilisation transactions at the offer price of such stabilising transactions. Oxygen International will hold any Shares in the form of GDRs it acquires pursuant to the Repurchase Option subject to the lock-up arrangements as described in "Plan of Distribution". For a further discussion on the stabilisation mechanics, see "Stabilisation Structure".

Prior to the business day following receipt by the Depositary of written notice from the Company that a Placement Notice has been duly and timely filed with the FSFM, all GDRs will be issued on a provisional basis and holders of the GDRs will not be entitled to instruct the Depositary to exercise any voting rights as a shareholder, and neither the Depositary nor Deutsche Bank Ltd., as custodian (the "Custodian"), will exercise any voting rights as a shareholder. GDR holders may not withdraw the Shares or other property on deposit with the Depositary in respect of the GDRs sold in the Offering prior to the business day following receipt by the Depositary of a written notice from the Company that either a Placement Notice has been filed, or a placement report has been registered, with the FSFM. Such limitation on withdrawal and voting of the underlying ordinary shares will not prohibit trading in the GDRs. See "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—The Shares will become transferable on the next business day following filing of a valid Placement Notice with the FSFM, but failure to duly and timely file such Placement Notice or any other violations of the Russian securities laws could result in the Offering being held invalid, failed or incomplete".

The Managers will offer the Shares and GDRs when, as and if delivered to and accepted by them and subject to their or the Company's right, as the case may be, to reject orders in whole or in part. The GDRs will be issued in global form and will be evidenced by a Master Rule 144A GDR (in respect to the Rule 144A GDRs) registered in the name of Cede & Co., as nominee for The Depository Trust Company ("DTC"), and, in respect of GDRs being offered outside the United States in reliance on Regulation S (the "Regulation S GDRs"), a Master Regulation S GDR (which, together with the Master Rule 144A GDR, are referred to as the "Master GDRs"), registered in the name of BT Globenet Nominees Limited, as nominee for Deutsche Bank AG, London Branch, as common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream"). Except as set forth herein, investors may hold beneficial interests in and transfer the GDRs only through DTC, Euroclear or Clearstream and their direct and indirect participants, as applicable.

Joint Global Coordinators and Joint Bookrunners

Deutsche Bank **Troika Dialog**

Co-Manager

UBS Investment Bank

The date of this prospectus is 1 October 2007

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This prospectus, including the financial information and the appendices included herein, comprises a prospectus given in compliance with the prospectus rules made under Section 73A of the FSMA by the U.K. Financial Services Authority (the "Prospectus Rules") for the purpose of giving information with regard to the Company and the GDRs in connection with the application for admission of the GDRs to the Official List and to trading on the Main Market. This prospectus will be made available to the public in accordance with the Prospectus Rules.

This prospectus is based on information provided by the Company and other sources that the Company believes to be reliable. Neither the Managers nor their affiliates, nor any person acting on behalf of the Managers or their affiliates, are responsible for, or are making any representation or warranty, expressed or implied, to any prospective investor concerning the Company's future performance or the accuracy or completeness of this prospectus.

The Company accepts responsibility for the information contained in this prospectus, and, having taken all reasonable care to ensure that such is the case, the Company declares that the information contained in this prospectus is, to the best of the Company's knowledge, in accordance with the facts and contains no omission likely to affect its import.

In making an investment decision regarding the Shares and GDRs offered hereby, each prospective investor must rely on its own examination of the Company and the terms of the Offering, including the merits and risks involved. Each prospective investor should rely only on the information contained in this prospectus. Neither the Company nor any of the Managers have authorised any other person to provide any prospective investor with different information. If anyone provides any prospective investor with different or inconsistent information, such prospective investor should not rely on it. Each prospective investor should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. The business, financial condition and results of operations of the Company and the information set forth in this prospectus may have changed since that date.

No prospective investor should consider any information in this prospectus to be investment, legal or tax advice. Each prospective investor should consult its own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the Offering and purchasing the Shares and GDRs. Neither the Company nor any of the Managers makes any representation to any offeree or purchaser of the Shares and GDRs regarding the legality of an investment in the Shares and GDRs by such offeree or purchaser under appropriate investment or similar laws.

The Managers are acting exclusively for the Company and no one else in connection with the Offering and will not be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the Offering.

The Company obtained the market data used in this prospectus under the captions "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Industry Overview" and "Business" from internal surveys, industry sources and currently available information, including data published by the Ministry of Industry and Energy of the Russian Federation ("Minpromenergo"). The Company also obtained Russian macroeconomic and foreign exchange data that is available from the Central Bank of Russia (the "CBR"), the Federal Service for State Statistics of the Russian Federation ("Rosstat") and Russian Open Joint Stock Company Unified Energy System of Russia ("RAO UESR"). The Company accepts responsibility for having correctly reproduced information obtained from industry publications or public sources, and, so far as the Company is aware and has been able to ascertain from information published by those industry publications or public sources, no facts have been omitted which would render the reproduced information inaccurate or misleading. However, each prospective investor should keep in mind that the Company has not independently verified information that it has obtained from industry and government sources. Certain market share information and other statements in this prospectus regarding the electricity industry and the Company's position relative to its competitors are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect the Company's best estimates based upon information obtained from trade and business organisations and associations and other contacts within the electricity industry. This information from the Company's internal estimates and surveys has not been verified by any independent sources.

No contents of the Company's website form any part of this prospectus.

The Company and the Managers reserve the right to reject any offer to purchase the Shares and GDRs in whole or in part and to sell to any prospective investor less than the full amount of the Shares and GDRs sought by such investor.

In connection with the Offering, each of the Managers and any of their respective affiliates acting as an investor for its own account may take up the Shares and GDRs and, in that capacity, may retain, purchase or sell for its own account such securities and any of the Company's securities or related investments and may offer or sell such securities or other investments otherwise than in connection with the offering. Accordingly, references in this prospectus to the Shares and GDRs being offered or placed should be read as including any offering or placement of securities to the Managers and any affiliate acting in such capacity. Neither of the Managers intends to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

The distribution of this prospectus and the offer and sale of the Shares and GDRs may be restricted by law in certain jurisdictions. Each prospective investor must inform itself about, and observe, any such restrictions. See "Description of the Global Depositary Receipts", "Transfer Restrictions" and "Plan of Distribution" included elsewhere in this prospectus. Each prospective investor must comply with all applicable laws and regulations in force in any jurisdiction in which such prospective investor purchases, offers or sells the Shares or the GDRs, or possesses or distributes this prospectus, and each prospective investor must obtain any consent, approval or permission required for its purchase, offer or sale of the Shares or the GDRs under the laws and regulations in force in any jurisdiction to which such prospective investor is subject or in which such prospective investor makes such purchases, offers or sales. Neither the Company nor any Manager is making an offer to sell the Shares or the GDRs, or a solicitation of an offer to buy any of the Shares or GDRs, to any person in any jurisdiction except where such an offer or solicitation is permitted.

The Shares and GDRs have not been approved or disapproved by the U.S. Securities and Exchange Commission ("SEC"), any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Offering or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO U.K. AND EEA INVESTORS

This prospectus and the Offering are only addressed to and directed at persons in member states of the European Economic Area ("EEA"), who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, or (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This prospectus must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, by persons who are not Qualified Investors. The Shares and the GDRs are only available to, and any investment or investment activity to which this prospectus relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the EEA other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

This prospectus has been prepared on the basis that once it has been approved under the Prospectus Directive (2003/71/EC), all offers of GDRs (as well as the Shares offered hereunder) will be made pursuant to an exemption under the Prospectus Directive (2003/71/EC), as implemented in member states of the EEA from the requirement to produce a prospectus for offers of GDRs (as well as offers of Shares). Accordingly any person making or intending to make any offer within the EEA of Shares and GDRs which are the subject of the placement contemplated herein should only do so in circumstances in which no obligation arises for the Company or either of the Managers to produce a prospectus for such offer. Neither the Company nor the Managers has authorised or does authorise the making of any offer of Shares or GDRs through any financial intermediary, other than offers made by the Managers which constitute the final placement of Shares and GDRs contemplated herein.

NOTICE TO INVESTORS IN THE RUSSIAN FEDERATION

This prospectus should not be considered as a public offer or advertisement of the Shares in the form of GDRs in the Russian Federation. Neither the GDRs nor any prospectus or other document relating to them have been registered with FSFM and are not intended for "placement" or "public circulation" in the Russian Federation.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

None of the Shares or the GDRs offered in this Offering has been or will be registered under the Securities Act, or with any securities authority of any state of the United States, and the Shares and the GDRs may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

The Shares and the GDRs are only being offered pursuant to exemptions from, or in transactions not subject to, registration under the Securities Act, including (i) in the United States only to "qualified institutional buyers", or "QIBs" (as defined in Rule 144A), in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and (ii) outside the United States only in offshore transactions, as defined in, and in accordance with, Regulation S. **Prospective investors are hereby notified that sellers of the GDRs may be relying on the exemption from the registration provisions of Section 5 of the Securities Act, provided by Rule 144A or another exemption thereunder.** For certain restrictions on sales and transfers of the Shares and the GDRs, see "Plan of Distribution" and "Transfer Restrictions".

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENCED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

STABILISATION

In connection with the Offering, Deutsche Bank AG, London Branch (the "Stabilising Manager"), or any agent, affiliate or other person acting for the Stabilising Manager, may effect transactions in the GDRs with a view to supporting the market price of the GDRs at a level higher than that which might have otherwise prevailed in the open market. However, the Stabilising Manager (or any agent, affiliate or other person acting for the Stabilising Manager) has no obligation to do so. Such stabilisation, if commenced, may begin on the date when adequate public disclosure of the final price of the GDRs is made, may be effected in the over-the-counter market or otherwise and may be discontinued at any time, but the period of stabilisation will last in no event more than 30 days after the date of such adequate public disclosure of the final price of the GDRs. Neither the Stabilising Manager nor any of its agents intends to disclose the extent of any such stabilisation transactions otherwise than

in accordance with any legal or regulatory obligation to do so. Neither the Stabilising Manager nor any of the Managers nor any of their respective agents will effect any stabilisation activity with respect to the Shares. See "The Offering—Repurchase Option" for further details related to stabilisation in connection with the Offering. For a further discussion on the stabilisation mechanics, see "Stabilisation Structure".

FILING OF PLACEMENT NOTICE

Under Russian law, the Company will be required to file a Placement Notice with the FSFM within 30 days following the completion of the placement. The Company intends to file the Placement Notice as soon as practicable following the completion of the placement. Although the subscription and sale of newly issued Shares in the form of GDRs is expected to be settled on the third business day following the signing of the Underwriting Agreement, due to the provisions of the Russian decision (as defined below) and Russian prospectus (as defined below), the subscription and sale of newly issued Shares in the form of ordinary shares is expected to be settled on the seventh business day following the signing of the Underwriting Agreement. Accordingly, the Company expects to be able to file the Placement Notice with the FSFM on or about the eighth business day after the signing of the Underwriting Agreement (as defined in "Plan of Distribution").

Under Russian law, the newly issued Shares will only become transferable on the business day following the filing of the Placement Notice. Accordingly, the Company has agreed with the Depositary in the Deposit Agreements that prior to the business day following receipt by the Depositary of written notice from the Company that a valid Placement Notice has been duly and timely filed, or a valid placement report has been duly registered, with the FSFM, all GDRs will be issued on a provisional basis and holders of the GDRs will not be entitled to instruct the Depositary to exercise any voting rights as a shareholder, and neither the Depositary nor the Custodian will exercise any voting rights as a shareholder. GDR holders may not withdraw the Shares or other property on deposit with the Depositary in respect of the GDRs sold in the Offering prior to the business day following receipt by the Depositary of notice from the Company that either a Placement Notice had been filed, or a placement report had been registered with the FSFM. Such limitations on withdrawal and voting of the underlying Shares apply with equal force to all Shares deposited with the Depositary against such provisional issuance of GDRs, whether deposited by the Company with the Depositary at closing against the issuance of GDRs in connection with the Offering or otherwise. Such limitation on withdrawal and voting of the underlying Shares will not prohibit trading in the GDRs. Since the newly issued Shares will only become transferable on the business day following the filing of the Placement Notice, which is expected to be on or about 11 October 2007, the Managers may not deliver the Shares which are being offered in the form of ordinary shares until on or about 12 October 2007.

If the Company did not have a right to file, or, having such a right, failed to duly and timely file, the Placement Notice or register the placement report with the FSFM on or before the date which is 60 days after the GDR Closing Date (or such later date as the Company and the Managers may agree), then upon written notice by a representative of the Managers, the proceeds of the Offering shall be delivered to the Depositary and from the time of its receipt of such proceeds the GDRs will represent the right to receive a proportional interest in the funds so received. The funds so received by the Depositary in any currency other than U.S. dollars will be converted into U.S. dollars (at market rates then available) and distributed to the then holders of the relevant GDRs, in each case on the terms of the relevant Deposit Agreement. Such GDRs will be cancelled by the Depositary upon distribution of the proportional interests in the funds so received (converted, if necessary) and distributed to the then holders of such GDRs. The funds so received, converted (if necessary) and distributed to holders of such GDRs may be less than the price at which such GDRs have been sold by the Company or purchased by the holder thereof, and such distribution may be subject to withholding taxes or delays.

See "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—The Shares will become transferable on the next business day following filing of a valid Placement Notice with the FSFM, but failure to duly and timely file such Placement Notice or any other violations of the Russian securities laws could result in the Offering being held invalid, failed or incomplete".

GENERAL INFORMATION

In this prospectus, references to "the Company" are to JSC "OGK-2" (and, together with its consolidated subsidiaries, the "OGK-2 Group"), unless the context requires otherwise. References to "Russia" are to the Russian Federation. References to "U.S." or the "United States" are to the United States of America. References to "U.K." or the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

CURRENCIES AND EXCHANGE RATES

In this prospectus, references to "U.S. dollars" or "U.S.$" are to the currency of the United States and references to "roubles" or "RUR" are to the currency of the Russian Federation.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the rouble and the U.S. dollar, based on the official exchange rate quoted by the CBR. These rates may differ from the actual rates used in the preparation of the Company's financial statements and other financial information appearing in this prospectus.

	Roubles per U.S. dollar			
For each year from 1 January 2002 to 31 December 2006 and for the six months ended 30 June 2007	**High**	**Low**	**Average[1]**	**Period end**
2002	31.86	30.13	31.36	31.78
2003	31.88	29.25	30.67	29.45
2004	29.45	27.75	28.81	27.75
2005	29.00	27.46	28.31	28.78
2006	28.48	26.18	27.14	26.33
Six months ended 30 June 2007	26.58	25.69	26.07	25.82

(1) The average of the exchange rates on each day of each full month during the relevant period. The average for the six months ended 30 June 2007 is based on the Company's calculation of the average of the rates quoted by the CBR in that period.

	Roubles per U.S. dollar			
For each month from 1 July 2007 to 27 September 2007	**High**	**Low**	**Average[1]**	**Period end**
July 2007	25.73	25.39	25.56	25.60
August 2007	25.84	25.34	25.62	25.65
September 2007 (up to 27 September)	25.70	24.98	25.37	24.9755

(1) The average of the exchange rates on each day of each month.

The exchange rate between the rouble and the U.S. dollar on 27 September 2007 as published by the CBR was RUR 24.9755.

No representation is made that the rouble or U.S. dollar amounts in this prospectus could have been converted into U.S. dollars or roubles, as the case may be, at any particular rate or at all. A market exists within Russia for the conversion of roubles into other currencies, but the limited availability of other currencies may tend to inflate their values relative to the rouble.

Solely for the convenience of the reader, certain of the Company's consolidated and combined historical financial information included in "Prospectus Summary", "Capitalisation", "Dilution", "Selected Combined and Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this prospectus has been translated from roubles into U.S. dollars at the rate of RUR 25.82 per U.S.$1.00, the official exchange rate as published by the CBR on 30 June 2007. The amounts translated in U.S. dollars should not be construed as representations that the rouble amounts have been or could be converted to U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if the Company reported in U.S. dollars.

LIMITATION ON ENFORCEMENT OF CIVIL LIABILITIES

All of the Company's directors and members of the Company's senior management named in this prospectus reside outside the United States and the United Kingdom. All or a substantial portion of their and the Company's assets are located outside the United States and the United Kingdom, principally in the Russian Federation. As a result, it may not be possible for holders of Shares or GDRs to:

- effect service of process within the United States or the United Kingdom upon any of the Company's directors and members of the Company's senior management named in this prospectus; or
- enforce, in the United States or the United Kingdom, court judgments obtained in courts of the United States or the United Kingdom, as the case may be, against the Company or any of its directors and members of its senior management named in this prospectus in any action, including actions under the civil liability provisions of federal securities laws of the United States.

Judgments rendered by a court in any jurisdiction outside the Russian Federation will generally be recognised by courts in the Russian Federation only if an international treaty providing for recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. There is no treaty between the United States and the Russian Federation or the United Kingdom and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters, and no relevant federal law on enforcement of foreign court judgments has been adopted in the Russian Federation.

In September 2002, the new Arbitration Procedural Code of the Russian Federation entered into force, setting forth procedures for the recognition and enforcement of judgments and grounds for refusal of such recognition and enforcement in the event that such a treaty and federal law were adopted. However, Russian procedural law may change further, and other grounds for refusal of the recognition and enforcement of foreign court judgments could arise in the future.

The Deposit Agreements (as defined below) in respect of the GDRs provide for actions brought against the Company by any holder of GDRs to be settled by arbitration in London, England, in accordance with the rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including:

- the inexperience of Russian courts in enforcing international commercial arbitral awards;
- official and unofficial political resistance to enforcement of awards against Russian companies in favour of foreign investors;
- legal grounds (for example, the concept of "public order") and/or technical grounds (for example, the lack of capacity of the parties or the invalidity of an arbitration clause); and
- corruption and/or Russian courts' inability or unwillingness to enforce such orders.

The possible need to re-litigate in the Russian Federation a judgment or award obtained in a foreign court or arbitral tribunal on the merits may also significantly delay the enforcement of such judgment. Under Russian law, certain amounts may be payable by the claimant upon the initiation of any action or proceeding in any Russian court. These amounts in many instances depend on the amount of the relevant claim.

In addition, it may be difficult for the holders of Shares or GDRs to enforce, in original actions brought in courts in jurisdictions located outside the United States or the United Kingdom, liabilities predicated upon U.S. or U.K. securities laws.

For a further description of the risks relating to the ability of holders of Shares or GDRs to enforce court judgments against the Company or any of its directors and senior management, see "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—Recourse against the Company and its directors and senior management may be limited because the Company generally conducts its operations outside the United States and the United Kingdom and all of the Company's current directors and senior management reside outside the United States and the United Kingdom".

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are not historical facts and are forward-looking statements. Forward-looking statements appear in various locations, including, without limitation, under the headings "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". The Company may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements concerning the Company's plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, its competitive strengths and weaknesses, its business strategy and the trends the Company anticipates in the industries and the political and legal environment in which it operates and other information that is not historical information.

Words such as "believes", "anticipates", "estimates", "expects", "intends", "predicts", "projects", "could", "may", "will", "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors", as well as those included elsewhere in this prospectus. Each prospective investor should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- changes in the scope and pace of implementation of the reforms of the Russian electricity sector, including tariff liberalisation and launching of the capacity market;
- changes in supply and demand for electricity and capacity in Russia, and trends in, and the economic outlook for, the Russian electricity industry;
- changes in the Company's ability to fund its future operations and capital needs through borrowing or otherwise;
- changes in the Company's ability to maintain its existing operating capacity in working order without any material deterioration except for natural depreciation;
- changes in the Company's ability to install new capacity;
- developments in, or changes to, the laws, regulations and governmental policies governing the Company's businesses, including changes impacting environmental liabilities;
- changes in the Company's ability to obtain the licences necessary for its businesses;
- the effects of competition;
- changes in the political, social, legal or economic conditions in Russia;
- the effects of international political events; and
- the Company's success in identifying other risks to its businesses and managing the risks of the aforementioned factors.

This list of factors is not exhaustive. When relying on forward-looking statements, each prospective investor should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which the Company operates. Such forward-looking statements speak only as of the date on which they are made. Accordingly, the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise, other than as required by applicable laws or the Listing Rules or the Prospectus Rules of the FSA. The Company does not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

AVAILABLE INFORMATION

For so long as any Rule 144A GDRs (or the Shares represented thereby) are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Company will, during any period in which it is neither subject to Section 13 or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted Rule 144A GDRs or to any prospective purchaser of such restricted Rule 144A GDRs designated by such holder or beneficial owner upon the request of such holder, beneficial owner or prospective purchaser, the information required to be delivered to such persons pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

PRESENTATION OF FINANCIAL INFORMATION

The Company currently owns and operates five power plants, Surgutskaya GRES-1, Troitskaya GRES, Stavropolskaya GRES, Serovskaya GRES and Pskovskaya GRES. All of these power plants have been operating continuously for many years. Following its incorporation on 9 March 2005, the Company underwent an asset consolidation process which was completed on 29 September 2006. For further details, see "Business—History and Development". This asset consolidation and restructuring process determined the period for presentation of financial statements and results of operations and influenced the basis of financial preparation for the periods under discussion.

Presentation and preparation of results for the year ended 31 December 2006 and for the year ended 31 December 2005

The audited financial statements for the year ended 31 December 2006 were prepared on a combined and consolidated basis for all five operating units. Although the controlling stakes in two of the five operating units (OJSC Serovskaya GRES and OJSC Surgutskaya GRES-1) were not owned by the Company until May 2006, those units were under operational control of the Company since 29 August 2005 and 29 September 2005, respectively, and both units and the Company were under the common control of RAO UESR during that period. For further information regarding the Company's history of incorporation, see "Business—History and Development". As a result, their results of operations are combined with those of the Company and its other three operating units for the year ended 31 December 2006.

In addition, audited financial statements have been provided for the year ended 31 December 2005 on a combined and consolidated basis for all five operating units. Although the Company was not incorporated until 9 March 2005, the three operating units that were contributed to the Company upon its incorporation had been under common control as subsidiaries of RAO UESR. The two additional operating units that the Company acquired in May 2006 were not incorporated until April 2005 and July 2005, respectively. Nonetheless, the Company believes that it is possible to include the results of operations of these two operating units in its combined and consolidated financial statements for the year ended 31 December 2005, since (i) the corporate decisions on the incorporation of those two entities (effected by way of spin-off of assets from JSC Sverdlovenergo and JSC Tyumenenergo, respectively) had been taken by the beginning of 2005; and (ii) JSC Sverdlovenergo, JSC Tyumenenergo, OJSC Serovskaya GRES and OJSC Surgutskaya GRES-1 were under common control with the Company under RAO UESR in 2005.

The audited combined and consolidated financial statements of the Company as of and for the years ended 31 December 2006 and 2005 are hereinafter referred to in this prospectus as the "Audited Financial Statements". The Audited Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

Presentation and preparation of results for the six months ended 30 June 2007 and for the six months ended 30 June 2006

The financial information for the six months ended 30 June 2007 included in the unaudited interim financial statements for the six months ended 30 June 2007 was prepared on a consolidated basis and include all five operating units. These unaudited interim financial statements also contain comparative financial information for the six months ended 30 June 2006. The financial information for the six months ended 30 June 2006 was prepared on a combined and consolidated basis for the same reasons outlined above in relation to the financial statements for the year ended 31 December 2006. The financial results for the six months ended 30 June 2007 are not necessarily indicative of the results for the full year ending 31 December 2007 or for any future interim period or financial year. The unaudited interim combined and consolidated financial statements of the Company as of and for the six months ended 30 June 2007 are hereinafter referred to in this prospectus as the "Unaudited Interim Financial Statements" and, together with the Audited Financial Statements, the "Financial Statements". The Unaudited Interim Financial Statements were prepared on a combined and consolidated basis in accordance with IAS 34 "Interim Financial Reporting".

This prospectus contains translations of certain amounts into U.S. dollars at specified rates solely for the purpose of presentation. These translations should not be construed as representations that the amounts actually represent such equivalent U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rate indicated as of the dates mentioned herein or at all. See "Currencies and Exchange Rates".

Certain amounts that appear in this prospectus have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

TABLE OF CONTENTS

	Page
Prospectus Summary	1
Risk Factors	8
The Offering	45
Stabilisation Structure	52
Industry Overview	53
Business	74
Use of Proceeds	101
Dividend Policy	102
Capitalisation	103
Dilution	104
Selected Combined and Consolidated Financial Information	105
Management's Discussion and Analysis of Financial Condition and Results of Operations	108
Management and Corporate Governance	150
Principal Shareholders	156
Transactions with Related Parties	158
Material Contracts	160
Regulatory Matters	161
Description of Share Capital and Certain Requirements of Russian Legislation	170
Description of the Global Depositary Receipts	188
Transfer Restrictions	212
Taxation	214
Plan of Distribution	226
Settlement and Delivery	233
Information Relating to the Depositary	236
Legal Matters	236
Independent Auditors	236
Listing and General Information	237
Glossary of Terms	238
Index to Financial Statements	F-1

Prospectus Summary

This summary highlights certain aspects of the Company's business and the Offering. Prospective investors should read the entire prospectus, including the Financial Statements and related notes thereto, before making any decision to invest in the Shares or the GDRs.

This summary must be read as an introduction to this prospectus and any decision to invest in the Shares or the GDRs should be based on a consideration of the prospectus as a whole. Following the implementation of the relevant provisions of the Prospectus Directive in each member state of the EEA, no civil liability will attach to the Company in any such member state solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus. Where a claim relating to the information contained in this prospectus is brought before a court in a member state of the EEA, the plaintiff may, under the national legislation of the member state where the claim is brought, be required to bear the costs of translating the prospectus before the legal proceedings are initiated.

Prospective investors should carefully consider the information set forth under the headings "Risk Factors" and "Forward-Looking Statements".

Overview

The Company is one of the six thermal wholesale generation companies ("OGKs") established during the course of the restructuring of the Russian state-controlled electricity holding company, RAO UESR. The Company's core business comprises the generation and the sale of electricity and capacity on the Russian wholesale electricity market, as well as the generation and sale of heat power. Capacity and electricity are treated as separate economic products in the Russian electricity market. A sale of capacity represents the obligation to keep sufficient generation capability to satisfy a target level of peak potential demand, while a sale of electricity represents an actual delivery of electricity to its purchaser. According to information published by RAO UESR, the Company was the second largest generation company in terms of electricity output in 2006 and the third largest in terms of installed capacity among all six thermal OGKs.

The Company is headquartered in Moscow, and comprises five branches located in regions that are included in the Urals, North-West and South integrated energy systems ("IES"), respectively, of the Russian Federation. Each branch operates one of the Company's five thermal power plants. As of 30 June 2007, the Company's total installed electricity generation capacity amounted to 8,695 MW, which constituted approximately 6% of the total installed thermal electricity generation capacity in Russia, according to Minpromenergo.

In 2006, the Company increased its output of electricity by 17% to 48,084 million kWh, representing approximately 7% of the total electricity output produced by thermal generation in Russia. In the first six months of 2007, the Company produced 23,826 million kWh of electricity, 1% more than in the same period of 2006. The Company sold 48,070.2 million kWh of electricity in 2006 (27,144.9 kWh in the six months ended 30 June 2007) and derived 97.6% of its revenues from the sale of electricity and capacity in 2006 (97.4% in the six months ended 30 June 2007), primarily to electricity supply companies and large industrial consumers through the wholesale electricity market. The remainder of the Company's revenues in both periods were largely attributable to sales of heat. Though the Russian electricity industry is undergoing reform towards electricity market liberalisation, it is still subject to a substantial degree of government regulation (see "Industry Overview"), and, since the date of its incorporation, the Company has been required to sell a prescribed volume of its total output of electricity at tariffs established by the Russian Federal Service on Tariffs (the "FTS"). See "Industry Overview—Sector Reform—Electricity Wholesale Market Regulation".

Approximately 67% of the Company's total installed capacity is located in the Urals IES, whose constituent regions recorded some of the highest levels of economic growth among all regions of Russia between 1998 and 2006. In the South IES, which is characterised by volatile patterns of consumption of electricity, the Company operates Stavropolskaya GRES, which is the largest GRES operated by thermal OGKs in the South IES. In the North-West IES, the Company operates Pskovskaya GRES, which, as a result of its location close to Russia's north-western borders, is positioned to export electricity to the European markets.

The Company's average capacity load factor rate in 2006 was 63% (compared to an average of 50% for thermal power plants in Russia in 2006 according to RAO UESR and Minpromenegro), with the Company's largest power plant, Surgutskaya GRES-1, operating at a capacity load factor of 84%.

The table below summarises certain key indicators of the Company's five generation facilities.

Facility	Location	Installed Capacity as at 30 June 2007 (MW)	Electricity Output in 2006 (million kWh)	Primary Fuel
Surgutskaya GRES-1	Urals IES	3,280	24,148	Gas
Stavropolskaya GRES	South IES	2,400	9,830	Gas
Troitskaya GRES	Urals IES	2,059	8,988	Coal
Serovskaya GRES	Urals IES	526	3,228	Coal, gas
Pskovskaya GRES	North-West IES	430	1,890	Gas
Total		**8,695**	**48,084**	

The Company is currently planning to increase the aggregate installed generation capacity at Stavropolskaya GRES and Troitskaya GRES by up to 2,120 MW by 2012 in order to increase production of electricity in response to a growing demand in the South IES and Urals IES, respectively, as well as to improve fuel consumption rates and operating efficiency at these plants through the construction of new generation units that will employ more modern technology. In addition, the Company is considering adding 660 MW of new capacity at Serovskaya GRES, subject to corporate approvals.

The Company's largest power plant, Surgutskaya GRES-1, is located in one of Russia's main gas-producing regions and currently obtains its gas requirements from local suppliers, primarily the independent oil and gas producer, Surgutneftegaz. Troitskaya GRES, which primarily uses coal, is located close to the border with Kazakhstan, from where it obtains its supplies of coal by railway, while Serovskaya GRES uses a mix of gas and coal and is able to vary its fuel mix in accordance with gas and coal pricing trends. The two remaining GRESes primarily use Gazprom gas.

Competitive Strengths

The Company believes that it benefits from the following principal competitive strengths:

- Strong market position and significant presence in the free market;
- Beneficial locations and strong presence in attractive energy nodes of regional energy systems;
- Strong positioning for the developing unregulated wholesale electricity, emerging capacity and planned system services markets;
- Efficient electricity generating facilities in the Russian electricity sector;
- Stability of fuel supply and diversification of fuel mix; and
- Experienced management team.

For a further description of such strengths, see "Business—Competitive Strengths".

Strategy

The strategy of the Company is focused on creation of shareholder value and comprises four elements, essential in the short as well as medium to long term: (i) maximise returns on existing assets, (ii) commission new effective capacity in energy deficit regions, (iii) increase sustainability of operations and (iv) focus on opportunities of emerging capacity and planned system services markets. The key elements of this strategy are as follows:

- Maximise returns on existing assets through the following initiatives:
  - increase operations in the free market as a result of market liberalisation;
  - build a significant presence both as an electricity wholesaler and a trader;
  - optimise production levels depending on free-market prices; and
  - optimise costs and improve operating efficiency at existing capacity;
- Commission new effective capacity in energy deficit regions;
- Increase sustainability of operations:
  - enter long-term agreements with consumers and suppliers; and

- diversification of fuel mix and gas suppliers;
- Focus on opportunities of emerging capacity and planned system services markets.

For a further description of the Company's strategies, see "Business—Strategy".

Risk Factors

An investment in the Shares or GDRs is subject to risks relating to the Company's business and industry, economic, political, social and legal risks associated with Russia and risks arising from the nature of the Shares and GDRs and the markets upon which they are expected to be traded, including, among others, risks associated with the following matters:

- Reform of the Russian wholesale electricity market is associated with a number of risks that may materially adversely affect the Company's business.
- Electricity price liberalisation may be suspended or reversed.
- The tariff regulation in the heat and electricity industry may lead to tariff changes that inadequately compensate the Company for its cost base.
- The prices in the free electricity market may inadequately compensate the Company for its cost base.
- The demand for power and heat in Russia may not grow as fast as anticipated in the forecasts on which the Company currently relies, which may result in a lower load factor for existing and newly-commissioned capacity of the Company.
- The Company's operations are dependent to a large extent on its suppliers of gas.
- The Company may encounter an increase in the use of gas purchased at commercial prices or a significant increase in the regulated prices at which the Company purchases gas.
- Two of the Company's generation plants are dependent on a specific grade and supplier of coal.
- Gazprom may acquire a significant degree of control over the Company as a result of the restructuring of RAO UESR, and the interests of Gazprom, which is also a shareholder in competing generation companies, may conflict with those of other holders of the Company's Shares and GDRs.
- The licences and permits that the Company requires for its business may be invalidated or may not be issued or renewed, or may contain onerous terms and conditions that restrict its ability to conduct its operations or could result in substantial compliance costs or administrative penalties.
- The Company may be subject to intense competition from other OGKs, TGKs and other producers of electricity admitted to the wholesale market.
- Russian electricity infrastructure is in poor condition, which may lead to additional losses and expenses for the Company or prevent the Company from selling electricity despite existing demand and available capacity.
- The business of the Company is dependent upon third parties, which provide services in the wholesale electricity market.
- The plants and equipment of the Company are ageing and susceptible to technical accidents or emergencies, and require modernisation.
- The Company may be unable to raise additional capital.
- The Company's operational and financial history is short.
- Emerging markets such as Russia are subject to greater risks than more developed markets, including significant legal, economic and political risks.
- Weaknesses relating to the legal system create an uncertain environment for investment and business activity.
- Russian tax laws, regulations and court practice are subject to frequent change, varying interpretations and inconsistent and selective enforcement.
- The Company is controlled by RAO UESR as a majority shareholder and the interests of RAO UESR, FAMFP and the Russian government may conflict with those of other holders of the Company's shares, including the Shares and GDRs.

- Corporate governance standards in Russia are not of the same standard as those in Western Europe or the United States and, as a result of the limited rights of minority shareholders under Russian law, investors may be unable to pursue legal redress against the Company.
- Voting rights with respect to the Company's shares represented by the GDRs are limited by the terms of the Deposit Agreements and the relevant requirements of Russian law.
- Following the Offering, holders of the Company's shares may not be able to deposit the Company's shares in the GDR programme in order to receive GDRs and changes in Russian regulatory policy with respect to the placement and circulation of the Company's shares outside Russia in the form of GDRs or otherwise may negatively affect the market for the Company's shares and GDRs offered in the Offering.
- Because there has been no prior market for the GDRs and only a limited market for the Company's shares, the Offering may not result in an active or liquid market for the GDRs and the Shares, and, as a result, the price of GDRs and the Shares may be highly volatile.

Prior to making a decision to invest in the Shares or GDRs, prospective investors should carefully consider the information set forth under the heading "Risk Factors".

Regulatory Matters

The Company's business operations are subject to regulation by Russian authorities on a number of matters, including electricity and capacity tariffs, licensing, environmental protection and employee health and safety. See "Regulatory Matters".

Management

The Company's management team has substantial experience in the electricity industry. The Company's board of directors (the "Board of Directors") currently consists of 11 members (each, a "Director"), of whom the Company considers 2 to be independent in accordance with the criteria of the Model Code for Corporate Behaviour recommended by the FSFM, which differs in certain respects from the criteria for independent directors set out in the U.K. Combined Code and other jurisdictions. See "Management and Corporate Governance—Board of Directors".

Share Capital

The Company's share capital currently consists of 26,480,895,818 ordinary shares, all of which are fully paid, issued and outstanding, with a nominal value of 0.3627 roubles per share. Following the Offering, the Company's share capital will consist of 32,705,502,290 ordinary shares (excluding any shares issued to existing shareholders in connection with the exercise of their statutory pre-emptive rights). The Shares will have the rights described under "Description of Share Capital and Certain Requirements of Russian Legislation". The Company's controlling shareholder is RAO UESR. According to the current reorganisation plan for RAO UESR, RAO UESR is expected to cease to own any shares in the Company by the third quarter of 2008, and, as a result of a share swap proposal made in connection with the reorganisation, Gazprom may acquire a significant stake in the Company as part of this reorganisation. See "Principal Shareholders".

Following the Offering, the Company expects to reinvest a substantial portion of its cash flow into its existing business and new investment opportunities for the foreseeable future. The Company's dividend policy does not target a specific percentage of net income, if any, to be paid as dividends. The Company declared total dividends of RUR 236,528 thousand and RUR 585,678 thousand, respectively, for the years ended 31 December 2005 and 2006. See "Dividend Policy".

Summary of the Offering

The Company is offering to sell in the aggregate 6,224,606,472 newly-issued Shares, comprising 4,622,842,572 Shares in the form of Shares and 1,601,763,900 Shares in the form of GDRs, with each GDR representing an interest in 100 Shares. The GDRs are being offered (i) in the United States to QIBs in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Rule 144A, and (ii) outside the United States to certain persons in offshore transactions in reliance on Regulation S. The Shares will be offered (i) outside the United States to certain persons in offshore transactions in reliance on Regulation S and (ii) inside the United States to QIBs in reliance on Rule 144A. The Offer Price for the Shares is U.S.$0.16 and for the GDRs is U.S.$16.00. The GDR Closing Date is expected to be on or about 3 October 2007 and the Shares Closing Date is expected to be on or about 10 October 2007.

Use of Proceeds

The net proceeds to the Company from the Offering, excluding any shares issued to existing shareholders in connection with the exercise of their statutory pre-emptive rights, are estimated to be approximately U.S.$963.6 million and, including all such shares that may be issued to existing shareholders pursuant to such statutory pre-emptive rights, U.S.$1,025.7 million, in each case after the deduction of underwriting commissions and other fees and expenses payable by the Company.

The Company currently expects to use the net proceeds from the Offering for investing in its existing business, primarily in order to upgrade and modernise the existing generation facilities, and for constructing new generation facilities.

Filing of Placement Notice

Prior to the business day following receipt by the Depositary of written notice from the Company that a Placement Notice has been duly and timely filed, or a placement report has been registered, with the FSFM, all GDRs will be issued on a provisional basis and holders of the GDRs will not be entitled to instruct the Depositary to exercise any voting rights as a shareholder, and neither the Depositary nor the Custodian will exercise any voting rights as a shareholder. GDR holders may not withdraw the Shares or other property on deposit with the Depositary in respect of the GDRs sold in the Offering prior to the business day following receipt by the Depositary of the aforementioned notice. Such limitation on withdrawal and voting of the underlying ordinary shares will not prohibit trading in the GDRs.

See "Filing of Placement Notice" and "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—The Shares will become transferable on the next business day following the filing of a valid Placement Notice with the FSFM, but the failure to duly and timely file the Placement Notice or any other violations of the Russian securities laws could result in the Offering being held invalid, failed or incomplete".

Summary Combined and Consolidated Historical Financial Information

The following table sets forth certain historical combined and consolidated financial information as of and for the six months ended 30 June 2007 and 2006, and as of and for the years ended 31 December 2006 and 2005. Financial information as of and for the six months ended 30 June 2007 and 2006 has been extracted without adjustment from the Unaudited Interim Financial Statements prepared in accordance with IFRS and included elsewhere in this prospectus. Results of operations for the six months ended 30 June 2007 are not necessarily indicative of results for the full year ending 31 December 2007, for any other interim period or for any future fiscal year. Financial information as of and for the periods ended 31 December 2006 and 2005 has been extracted without adjustment from the Audited Financial Statements and the accompanying notes thereto, prepared in accordance with IFRS and included elsewhere in this prospectus. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Presentation of Financial Information" and the Financial Statements, and the accompanying notes thereto, included elsewhere in this prospectus. Solely for the convenience of the reader, certain of the Company's summary combined and consolidated historical financial information set forth below has been translated from roubles into U.S. dollars at the rate of RUR 25.82 per U.S.$1.00, the official exchange rate as published by the CBR on 30 June 2007. The amounts translated in U.S. dollars should not be construed as representations that the rouble amounts have been or could be converted to U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if the Company reported in U.S. dollars. See "Currencies and Exchange Rates".

	Year ended 31 December			Six months ended 30 June		
	2005	2006		2006	2007	
	RUR	RUR	U.S.$	RUR	RUR	U.S.$
	(amounts in thousands, except earnings per share)					
Combined and consolidated income statement data						
Revenues	19,396,553	25,433,668	985,037	12,003,763	15,938,225	617,282
Operating expenses (excluding reversal of impairment of property, plant and equipment)	(19,427,128)	(26,181,705)	(1,014,009)	(11,723,329)	(14,753,714)	(571,406)
Reversal of impairment of property, plant and equipment, net	1,140,481	4,307,159	166,815	—	—	—
Operating expenses	(18,286,647)	(21,874,546)	(847,194)	(11,723,329)	(14,753,714)	(571,406)
Other operating income/(loss)	229,077	97,827	3,789	(81,002)	1,207	46
Operating profit	**1,338,983**	**3,656,949**	**141,632**	**199,432**	**1,185,718**	**45,922**
Finance costs	(186,395)	(267,558)	(10,362)	(98,981)	(205,148)	(7,945)
Profit before income tax	**1,152,588**	**3,389,391**	**131,270**	**100,451**	**980,570**	**37,977**
Total income tax charge	(598,342)	(955,378)	(37,001)	(219,854)	(301,864)	(11,691)
Profit/(loss) for the period	**554,246**	**2,434,013**	**94,269**	**(119,403)**	**678,706**	**26,286**
Attributable to:						
Shareholders of JSC OGK-2	420,325	2,566,548	99,402	(210,594)	678,706	26,286
Minority interest	133,921	(132,535)	(5,133)	91,191	—	—
Earnings per ordinary share for profit attributable to the shareholders of JSC "OGK 2"—basic and diluted (in Russian Roubles)	**0.02**	**0.097**	**0.004**	**(0.01)**	**0.03**	**0.001**

	Year ended 31 December			Six months ended 30 June		
	2005	2006		2006	2007	
	RUR	RUR	U.S.$	RUR	RUR	U.S.$
Combined and consolidated cash flow data						
Net cash from/(used in) operating activities	1,218,065	(1,431,437)	(55,439)	230,091	1,975,149	76,497
Net cash used in investing activities	(590,518)	(1,514,181)	(58,644)	(195,887)	(651,057)	(25,215)
Net cash provided from/(used in) financing activities	98,529	3,243,833	125,633	(53,537)	(1,858,876)	(71,994)

	As of 31 December			As of 30 June	
	2005	2006		2007	
	RUR	RUR	U.S.$	RUR	U.S.$
Combined and consolidated balance sheet data					
Cash	880,355	1,178,570	45,646	643,786	24,934
Total assets	17,502,382	23,716,630	918,537	23,341,823	904,021
Total borrowings (non-current and current)	1,532,708	5,737,457	222,210	4,191,228	162,325
Total liabilities	6,275,848	10,641,761	412,152	9,678,248	374,835
Total equity	11,226,534	13,074,869	506,385	13,663,575	529,186

Risk Factors

An investment in the Shares or GDRs involves a high degree of risk. Prospective investors should carefully consider the following information about these risks, together with the information contained in this prospectus, before deciding to buy the Shares or GDRs. If any of the following risks actually occurs, the Company's business, prospects, financial condition or results of operations could be materially adversely affected. In that case, the trading price of the Shares and GDRs could decline and investors could lose all or part of their investment.

The risks and uncertainties discussed below are those that the Company believes are material, but these risks and uncertainties may not be the only ones that the Company faces. Additional risks and uncertainties, including those that the Company's management is not currently aware of or deem immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the trading price of the Shares and GDRs.

Risks Relating to the Company's Business and Industry

Risks Relating to the Reform of the Russian Electricity Sector

Reform of the Russian wholesale electricity market is associated with a number of risks that may materially adversely affect the Company's business.

The Russian wholesale electricity market has been undergoing reform and restructuring since 2001 and the process is not yet complete. The reform is expected to be achieved through, among others, the following measures:

- changes in the regulatory framework of the electricity industry;
- development of competitive electricity and capacity markets; and
- the creation of new companies and the eventual replacement of the current state-controlled electricity holding company, RAO UESR, with a liberalised market place open to a number of competing power generation companies.

As part of the on-going reform process, the rules governing the Russian power market, including, among other things, the rules related to market liberalisation, determination of regulated prices (tariffs) for electricity, operation of the capacity market and the framework for relations between power generators and consumers, are undergoing significant change. See "Industry Overview—Sector Reform".

The timing of the stages of the reform and the scope of these stages have changed several times since the formal launch of the reform in July 2001, and there is no assurance that the current plan of the Russian government to fully liberalise the electricity market by 2011 will be implemented. Furthermore, there is no reliable indication as to when, or if at all, the reforms will be completed.

As a result of the on-going reform process and the uncertainty associated with its completion and ultimate scope, the Russian power market is changing dramatically and continues to operate in conditions of uncertainty. The Company may, therefore, be subject to a large number of operational, business, technical, managerial, regulatory and other risks, which are currently difficult or impossible to predict and are not within its control, in addition to the existing risks inherent in the Russian power market. These changes and the associated uncertainty may have a material adverse effect on the business, prospects, financial condition and results of operations of the Company or the trading price of the Shares and the GDRs. The Company has described below in more detail certain of these risks associated with the reform of the Russian electricity sector.

Electricity price liberalisation may be suspended or reversed.

One of the main goals of the Russian power market reform is the gradual liberalisation of electricity prices. The Russian government has indicated that the electricity price liberalisation will be completed by 2011. The framework for gradual market liberalisation was initially established by the Russian government's Resolution No. 529 "On Improving the Operation of the Wholesale Electricity (Capacity) Market" of 31 August 2006 ("Resolution No. 529"), which introduced new rules for the wholesale electricity market (the "New Wholesale Market Rules"), as further amended by the Russian government's Resolution No. 205 of 7 April 2007 ("Resolution No. 205"). The New Wholesale Market Rules provide that power generators, including the Company, are required to sell, in the second half of 2007, 85-90% of their 2007 planned electricity output through agreements at regulated tariffs. The remaining 10-15% of such planned output and any volumes generated above the annual planned output approved by the FTS may be sold at free-market prices in the

"one-day-ahead" market or balancing sector, or under unregulated bilateral contracts at prices freely chosen by the parties. In addition, Resolution No. 205 sets out the timetable for the further liberalisation of the wholesale electricity market through a semi-annual reduction of the percentage of planned output that must be sold at regulated prices, in accordance with which such semi-annual reductions should be within the range of 5-20% of the planned 2007 output for each generator, with full liberalisation expected to occur in 2011 (subject to a potential exclusion for residential consumption). While the volumes approved for sale at free-market prices were increased by Resolution No. 205 for the second half of 2007 as compared to the initial schedule set forth in Resolution No. 529, there can be no assurance that price liberalisation will continue in accordance with the timetable set forth by Resolution No. 205. Moreover, there is no assurance that the existing regulations will remain in place or that the price liberalisation will not be suspended or reversed in the future. If the liberalisation is suspended or reversed or does not take place as currently envisioned, the business, prospects, financial condition and results of operations of the Company or the trading price of the Shares and the GDRs may be materially adversely affected.

The capacity market or systems services market may not be established as currently contemplated.

Capacity and electricity are treated as separate economic products in the Russian electricity markets. Although capacity is currently traded at regulated tariffs, Resolution No. 529 contemplated the introduction of a capacity market in order to encourage greater investment. In particular, Resolution No. 529 stipulated that both new capacity commissioned after 2007 and capacity not included in the forecasted generation and consumption balance for 2007 would be traded in the wholesale market at unregulated prices. However, regulations are still being formulated for the purposes of adopting this new approach and setting forth gradual liberalisation of the capacity market in line with the electricity market, and, although it is currently expected that liberalised capacity market will commence operations in late 2007 or 2008, there can be no assurance that it will be created within the expected timeframe, or at all, and, if created, will operate in accordance with the principles set forth in the New Wholesale Market Rules. See "Industry Overview—Structure of the Electricity Market—Electricity capacity market". Should the liberalised capacity market fail to be created and operate as currently expected, or should the Company fail to gain admission to sell on the capacity market, and be required to sell its new capacity at regulated tariffs that do not cover its costs, the Company may be unable to receive adequate returns on its investments in new generation capacity within the projected time, which may have a material adverse effect on its business, prospects, revenues and results of operations or the trading price of the Shares and the GDRs.

In accordance with its business strategy, the Company currently intends to participate in the systems services market in the event that such market is established as currently contemplated. There can be no assurance that a systems services market will be established or that the Company will be able to sell services on such market, which in either case may have a material adverse effect on its business, prospects, revenues and results of operations or the trading price of the Shares and the GDRs.

The tariff regulation in the heat and electricity industry may lead to tariff changes that inadequately compensate the Company for its cost base.

Sales of electricity and heat in Russia continue to be subject to tariff regulation. The Company is currently, and in the next several years expects to continue to be, required to sell the majority of its planned output of electricity under regulated tariff contracts, and the Russian government has not announced any firm plans to introduce liberalisation of the heat market. See "Industry Overview—Tariffs".

The tariffs are revised annually either by the FTS, in the case of the electricity tariffs, or by regional tariffs authorities subject to caps established by FTS, in the case of the heat tariffs, based on the estimated production costs of the generation companies for the following year. The majority of thermal power plants in Russia use gas as their primary fuel, and, since purchases of gas comprise the main operating costs of such thermal power plants, tariffs are relatively low in Russia as a result of the regulation of domestic gas prices at levels that are currently substantially below the prices of exported gas. Moreover, the FTS does not always permit tariff increases in line with increases in the Company's costs and capital expenditure needs. As a result, some tariffs are insufficient to cover all the costs of generation and capital expenditure requirements. These tariffs consider costs and capital expenditure requirements determined in accordance with Russian accounting standards ("RAS"), which may differ significantly from those under IFRS accounting, mainly with regard to the measurement of assets and recognition of liabilities. The tariffs do not include some costs recognised under IFRS, including, for example, depreciation. As a result of this "cost plus" tariff system, the ability of the Company to increase its profitability is limited, and its revenue may be insufficient to fund the capital expenditure requirements of the Company (see "—Operational, Business Development and Market Risks—The Company may be unable to raise additional capital"). In 2005 and 2006, for example, the Company's operating

expenses calculated in accordance with IFRS exceeded its revenues. Moreover, since these tariffs are adjusted only annually, they may not reflect fluctuations of costs during a year, including fluctuations of costs as a result of changes in the fuel structure of the Company, which may lead to costs exceeding tariffs in certain periods within a year.

From 2008, the electricity tariffs to be charged by the Company are expected to be calculated in accordance with tariff indexation formulas determined by the FTS based on, among other things, the forecasted level of inflation, growth of fuel prices and tax increases. However, it is unclear how this tariff indexation formula will be applied, and, to the extent that the future changes in tariffs are inadequate to compensate for future changes in the Company's underlying cost base, the Company's business, revenues and results of operations, as well as the trading price of the Shares and GDRs, may be materially adversely affected.

The prices in the free electricity market may inadequately compensate the Company for its cost base.

Should the process of power market liberalisation continue, price levels in the free market for power will have a direct and potentially more significant impact on the revenues and profitability of the Company. Since a liberalised power market is relatively new to Russia, it is difficult to predict future price levels for power, and there is no guarantee that such price levels will increase as a result of greater market liberalisation. It is also difficult to predict whether the Company will be able to compete successfully within a liberalised power market. If free-market prices for power are not sufficient to cover the costs and expenses of the Company, or the Company is unable to compete successfully in a liberalised power market, the Company's business, revenues and results of operations, as well as the trading price of the Shares and GDRs, may be materially adversely affected.

The demand for power and heat in Russia may not grow as fast as anticipated in the forecasts on which the Company currently relies, which may result in a lower load factor for existing and newly-commissioned capacity of the Company.

The investment programme of the Company is generally based on certain forecasts of growth in power and heat consumption in Russia, including forecasts of RAO UESR and Minpromenergo. If actual growth in electricity and heat consumption turns out to be lower than such forecasts, an excess in capacity may result in the Russian market. Should this occur, it is likely that older, less cost-efficient generation facilities would be allocated lower load factors by OAO System Operator—Central Dispatching Office of the Unified Energy System (the "System Operator") and/or be unable to compete in the unregulated sector with offer prices set by newer generation facilities or by new entrants into the wholesale electricity market (see "Industry Overview—Current Market Structure—Service Providers in the Electricity Market—The System Operator"). As a result, any increase in the Company's load factors attributable to the new electricity generation capacity that it is planning to construct at Troitskaya GRES and Stavropolskaya GRES might be offset by a reduction in loads at the Company's older facilities, which could have a material adverse effect on the business, prospects, financial condition and results of operations of the Company or the trading price of the Shares and GDRs. See "—Risks Relating to Suppliers and Service Providers—The business of the Company is dependent upon third parties which provide services in the wholesale electricity market".

The Company may be required to enter into agreements that restrict its ability to adapt its investment strategy or impose payments on the Company if its current investment programme is not implemented.

Although it is expected that the Russian Federation will not be a controlling shareholder of the Company following the planned dissolution of RAO UESR, RAO UESR is currently contemplating plans which would allow the Russian Federation to control the implementation of the investment programme of the Company. For example, these plans envisage that the Company will be required to enter into an agreement for supply of new capacity with the wholesale electricity market administrator, Not-For-Profit Partnership Trade System Administrator (the "Trade System Administrator"), and its subsidiary CJSC Financial Settlements Centre (the Clearing Agent for the wholesale electricity market). At an extraordinary shareholders meeting held on 25 September 2007, the shareholders of the Company approved the entry into an agreement for the supply of new capacity and the principal terms of such agreement. Although the exact terms of the agreement are subject to final agreement with the Trade System Administrator, the Company expects that it will contain a requirement to provide a specified amount of capacity through 2021, and if it fails to provide this capacity it may be subject to fines or other penalties or may be required to reimburse CJSC Financial Settlements Centre for the purchase of any under-supplied capacity on the market. The terms approved by the shareholders do not specify the capacity that will be required, but make reference to the new capacity planned at the Company's Stavropolskaya GRES and Troitskaya GRES plants contemplated by the Company's investment programme, as well as new capacity at the Company's Serovskaya GRES plant that is not included in the investment programme or yet approved by the

Company. As a result, the Company may be required under this agreement to supply to the wholesale market all or a part of the additional capacity that would be available in the event that the current investment programme of the Company is implemented, as well as any capacity that is added in addition to the currently-planned investment programme, including at Serovskaya GRES or elsewhere, and accordingly this agreement may materially adversely affect the investment strategy and the operational flexibility of the Company. Moreover, if the Company is required to expend additional funds to meet the capacity requirements under this agreement, to pay for capacity that it is unable to produce, or to pay penalties if it fails to meet the required capacity requirements, the Company's financial condition, as well as the trading price of the Shares and the GDRs, could be materially adversely affected.

RAO UESR may convert its depositary receipts into depositary receipts of its main subsidiaries, including the Company.

RAO UESR has issued and maintains global and American depositary receipt programmes. As part of its reorganisation through the envisaged spin-off of its main subsidiaries, including the Company, by way of spinning-off all of RAO UESR's shares in such subsidiaries into several newly created holding companies and subsequently merging such newly created holding companies with such subsidiaries, RAO UESR is considering plans for the issuance by those subsidiaries of depositary receipts to holders of RAO UESR depositary receipts in proportion to the relevant RAO UESR depositary receipts held by those holders. If such a plan is adopted, the Company will be required to establish its own depositary receipts programme (in addition to the programme under which the GDRs are expected to be issued) in accordance with relevant regulations, obtain admission to trading on securities markets for the depositary receipts issued under such programmes and to maintain such programmes, which would result in a significant increase in the number of minority shareholders of the Company. To the extent that such depositary receipts are issued on terms different to the terms of the GDRs and/ or are listed or admitted to trading on markets other than the IOB, the liquidity and trading price of the Shares and GDRs could be materially adversely affected and separate trading markets for the Company's equity securities may develop. In addition, such a spin-off depositary receipts programme, if created, would require additional permissions from the FSFM, which may exhaust legal or practical limitations on the deposit of additional shares into the any of the Company's depositary receipt programmes. See "—Risks Relating to the Shares, the GDRs and the Trading Market—Following the Offering holders of Shares may not be able to deposit the Shares in the GDR programme in order to receive GDRs, and changes in Russian regulatory policy with respect to the placement and circulation of the Shares outside Russia in the form of GDRs or otherwise may negatively affect the market for the Shares and GDRs offered in the Offering".

Risks Relating to Suppliers and Service Providers

The Company's operations are dependent to a large extent on its suppliers of gas.

Natural gas is the principal fuel of the Company's Pskovskaya GRES, Stavropolskaya GRES and Surgutskaya GRES-1 branches, while its Serovskaya GRES branch uses a combination of gas and coal (see "Business—Fuel—Gas").

The Russian gas supply market is highly monopolistic, with a vast majority of supplies, reserves, production and transportation controlled by OAO Gazprom and/or its regional affiliates (collectively, "Gazprom"). Gazprom controls the access of independent producers to its Unified Gas Transportation System (the "UGTS"). As a result, independent producers may have limited access to the UGTS and therefore be unable to deliver gas to their customers. As a result of their limited access to independent gas suppliers, as well as the probable significant increase in fuel costs resulting from the use of such suppliers (see "—The Company may encounter an increase in the use of gas purchased at commercial prices or a significant increase in the regulated prices at which the Company purchases gas"), the Company's Pskovskaya GRES and Stavropolskaya GRES branches are currently reliant on Gazprom for substantially all of their fuel supplies, and the ability of Pskovskaya GRES to increase its output is currently restricted by its inability to increase its supplies of gas. Pskovskaya GRES receives gas through the main gas transit pipeline to Europe and, as a result, there is a risk that Gazprom may decide to divert supplies of gas from Pskovskaya GRES for export to the European markets, in which gas prices are currently significantly higher than on the Russian domestic market. In the event that gas supplies to Pskovskaya GRES, Stavropolskaya GRES or Serovskaya GRES are disrupted for any reason, including as a result of technical or other limitations on the availability of the UGTS, those branches of the Company may be required to use more costly fuel, including fuel oil, or suspend production. In addition, there can be no assurance that Stavropolskaya GRES will be able to obtain the additional gas that it will require to operate the new generating units that it is currently planning to commission in 2010-2012. For example, Stavropolskaya GRES had to reduce output in June 2006 when a pressure problem in the UGTS led to a temporary disruption in its gas supply. Any future

disruptions or reductions in the supply of gas to the Company's gas-fired generation plants could have a material adverse effect on the Company's business, financial condition and results of operations, or the trading price of the Shares and GDRs.

Furthermore, because of its virtual monopoly status, Gazprom is able to impose stringent conditions on its customers, such as requiring aggressive payment schedules. Therefore, if the Company is unable to pay Gazprom on a timely basis, either because its customers fail to pay it for the power they are supplied at all or on a timely basis, or it is otherwise unable to comply with Gazprom's conditions for pipeline access, the Company's business, financial condition and results of operations, as well as the trading price of the Shares and GDRs, could be materially adversely affected. See "—Other Risks Related to the Company's Business and Industry—Gazprom may acquire a significant degree of control over the Company, including as a result of the restructuring of RAO UESR, and the interests of Gazprom, which is also a shareholder in competing generation companies, may conflict with those of other holders of the Company's Shares and GDRs". Gazprom and RAO UESR have been discussing the supply of gas by Gazprom to electricity generation plants from 2008 under agreements for a five-year term, under which volumes of supply will be fixed for each year of the term of the agreements. However, there can be no assurance that any such agreements will be concluded with the Company or on terms that are acceptable to the Company. In particular, if the Company enters into such a long-term supply contract, the volumes of gas supplied under any such contracts at regulated gas tariffs may not increase in line with increases in the Company's fuel requirements and the Company may be obliged to purchase certain fixed volumes even in the event that it does not require the full amount of these volumes for its then current production levels.

The Company's Surgutskaya GRES-1 branch, largely as a result of its proximity to gas producing areas, is currently able to obtain substantially all of its gas supplies from local independent producers, including, primarily, Surgutneftegaz. Although gas provided by Surgutneftegaz is not currently supplied through the UGTS and, as a result, is not subject to access limitations imposed by Gazprom, the volume of supply is limited by Surgutneftegaz's oil production volume since the gas is a by-product of its oil production process. The current agreement of Surgutskaya GRES-1 with Surgutneftegaz expires in December 2007 and there is no assurance that this agreement will be extended in the future. Should Surgutneftegaz decrease the volume of gas supplied to Surgutskaya GRES-1, or suspend or cease supplies or if the supply of gas from Surgutneftegaz is disrupted for any other reason, Surgutskaya GRES-1 may not be able to purchase additional gas in the market at commercial prices and/or in a timely manner, and, as a result, the Company's financial condition and results of operations, as well as the trading price of the Shares and GDRs, could be materially adversely affected. See "—Operational, Business Development and Market Risks—The Company's business and results of operations depend to a significant extent on its largest branch, Surgutskaya GRES-1".

The Company may encounter an increase in the use of gas purchased at commercial prices or a significant increase in the regulated prices at which the Company purchases gas.

Natural gas is the principal fuel of three of the Company's five branches, as well as a required component of the fuel mix of a fourth branch. Two of these four branches currently obtain substantially all of their gas from Gazprom (see "—The Company's operations are dependent to a large extent on its suppliers of gas"). The vast majority of Gazprom's gas is supplied under pre-agreed "limit" quotas established by Gazprom at regulated prices (tariffs) determined by the FTS. (See "Industry Overview—Fuel Supply—Gas Supply"). Although the volumes of generated electricity and, accordingly, gas consumption in Russia, have been growing in the last three years, the gas supply quotas have remained unchanged. In addition, the gas supply quotas may be subject to significant reduction in the future. If these quotas remain unchanged or decrease, the Company may experience shortages in gas supplies, as a result of which the volume of electricity that it generates may decrease, which may have a material adverse effect on the Company's business, financial condition and results of operations. Any gas required in excess of such quotas may need to be purchased from either Gazprom or independent suppliers in the free market at commercial prices, which are, and are expected to continue to be, significantly higher than the tariffs established by the FTS for the gas supplied under the quotas. An increase in the use of gas purchased at commercial prices, combined with an insufficient increase or a reduction in the quotas for gas supplied at the regulated prices, or a significant increase in the regulated prices at which the Company purchases gas from Gazprom, would lead to an increase in the expenses of the Company, and could have a material adverse effect on the financial condition and results of operations of the Company. Moreover, there can be no assurance that the Company's gas-fired branches will be able to obtain the gas supplies that they require. The Company may be required to supply a specified volume of electricity or maintain a specified capacity notwithstanding the actual availability of fuel. For example, in the first quarter of 2006, in which the demand for both electricity and gas increased significantly in response to below-average temperatures in Russia, Stavropolskaya GRES was unable to obtain the volumes of gas that it needed to maintain production levels at the required levels, and, as a result, it

was forced to resort to the use of fuel oil at its generation facilities, which is more expensive as compared with gas and therefore led to reduced profit margins. See "—The Company's operations are dependent to a large extent on its suppliers of gas".

In addition, in accordance with the Russian government Resolution No. 333 of 28 May 2007, domestic gas tariffs are currently expected to increase in the future to ensure the same profitability for gas producers as export sales of gas by 2011. The Russian government may also accelerate the liberalisation of gas prices or increase of the regulated gas tariffs prior to the decrease of the required volumes of electricity sold at regulated tariffs. Furthermore, the Company may not be able to suspend the supply of energy to certain of its consumers, regardless of whether those consumers are able to pay or to pay increased tariffs. See "—Operational, Business Development and Market Risks—Customers may withhold payments, or fail to pay, the Company for the electricity and heat supplied by them". To the extent that regulatory changes limit the Company's ability to pass the increased costs on to its customers, or economic developments adversely effect the ability of its customers to pay higher tariffs, the Company's financial condition and results of operations, as well as the trading price of the Shares and GDRs, could be materially adversely affected.

Two of the Company's generation plants are dependent on a specific grade and supplier of coal.

The Company's Troitskaya GRES branch can currently use only coal as its primary fuel, and its Serovskaya GRES branch requires a minimum of 30% coal in its fuel mix. Both Troitskaya GRES and Serovskaya GRES can currently operate only on one specific grade of coal that is mined at the Ekibastuz basin in Kazakhstan, and they currently obtain all their coal requirements through one supplier from such deposit. The coal supply agreements of Troitskaya GRES and Serovskaya GRES are subject to annual renewal, and the current agreements both expire on 31 December 2007. There is no assurance that either such agreement will be renewed upon its expiry. Furthermore, the supply of coal from Kazakhstan may be subject to disruptions as a result of the ageing infrastructure of the Kazakh and Russian railway systems, the absence of available rail cars, the limited capacity of border stations and load shedding. Supplies of coal could also be halted in the event that the operator of the mine at the Ekibastuz basin or the Company's supplier fails to obtain and maintain any licenses or permits that may be required for the export and import of coal, respectively. If the supply of coal to these facilities is interrupted or suspended for any reason, Troitskaya GRES and Serovskaya GRES may be required to operate at reduced capacity utilisation rates, and, in the event of a prolonged disruption in coal supply, may be forced to suspend production, particularly since the generation facilities of both Troitskaya GRES or Serovskaya GRES would require modification in order to operate on another grade of coal. Moreover, there can be no assurance that the Company would be able to fund the implementation of such modifications, or implement them in a timely fashion, and, in the event that the generation facilities were adapted to operate on another grade of coal, it is likely that Troitskaya GRES and Serovskaya GRES would incur higher transportation costs to obtain supplies of such coal. As a result, any disruption, suspension or termination of supplies to Troitskaya GRES or Serovskaya GRES of the coal that they currently use as fuel could materially adversely affect the business, financial condition and results of operations of the Company or the trading price of the Shares and GDRs.

The business of the Company is dependent upon third parties which provide services in the wholesale electricity market.

The business of the Company relating to the sale of electricity on the wholesale market is or may be to a significant extent dependent upon services provided by third parties including, in particular, the System Operator (for administration of regional dispatch services), the Trade System Administrator (for management of the trading system within the wholesale market) and its subsidiary CJSC Financial Settlements Centre. For example, the System Operator is responsible for the allocation of loads to power stations, on the basis of several criteria, including, in particular, technical characteristics and price. As a result, in the event that the Company becomes less competitive in relation to other producers, including as a result of a failure to modernise the Company's generation plants or the construction of new facilities by its competitors, the Company's ability to utilise its capacity, or the ability of its Stavropolskaya GRES branch to continue to participate in the regulation of frequency of the South IES, may be restricted, which could have a material adverse effect on the business, financial condition and results of operations of the Company or the trading price of the Shares and the GDRs. See "—Risks Relating to the Reform of the Russian Electricity Sector—The demand for power and heat in Russia may not grow as fast as anticipated in the forecasts on which the Company currently relies, which may result in a lower load factor for existing and newly-commissioned capacity of the Company".

Most of these third parties are monopolies and alternative providers are not available. Should any of these third parties fail to provide the relevant services for any reason, the operations of the Company will be disrupted, which may materially adversely affect its business, financial condition and results of operations. In addition,

some of the services provided by such third parties are provided at regulated prices (tariffs) established by the FTS. In the event that such tariffs significantly increase, to the extent that the Company's revenues are unable to cover the higher costs resulting from such increased tariffs, or the terms of the Company's agreements with such third parties are adversely changed, the business, financial condition and results of operations of the Company or the trading price of the Shares and the GDRs may be materially adversely affected.

Operational, Business Development and Market Risks

The plant and equipment of the Company are ageing and susceptible to technical accidents or emergencies, and require modernisation.

Many of the existing generation units of the Company were commissioned in the 1960s and 1970s and require maintenance and modernisation in order to prolong their operating life. These generation facilities may be particularly susceptible to technical accidents or emergencies, which, should they occur, could lead to disruptions in the Company's business, as well as necessitate the incurrence of additional expenses connected with planned and unplanned repairs of the generation facilities, high maintenance costs and the low efficiency of old and outdated plants and equipment. For example, the Company currently seeks to maintain loads at its Troitskaya GRES at relatively stable levels due to the age of its generating units. As a result, Troitskaya GRES has limited flexibility to increase or decrease production levels in response to electricity pricing trends, which hinders the Company's implementation of its market strategy in the unregulated sector of the electricity wholesale market and may result in reduced operating margins. Without significant capital investment in these ageing facilities, it is possible that the Company's generation facilities will not be able to maintain the levels of overall productivity that are required for the Company to remain profitable, particularly at Serovskaya GRES and Troitskaya GRES. Even if the Company is able to attract required financing, there is no assurance that it will be able to buy new equipment or modernise its existing facilities because of the strong demand for such equipment and works from other companies of the electricity industry, many of which are currently starting or undergoing modernisation programmes.

In the event that the Company is unable to modernise its plants, it may not be able to maintain its productivity, which could have a material adverse effect on the Company's business or results of operations. While the Company implements regular inspection and maintenance practices with the aim of ensuring that such plant, equipment and components are repaired or replaced before they fail, there is no guarantee that these preventative measures will be sufficient to prevent an operational failure at the plant, and consequently unplanned losses may occur, which would adversely impact the Company's business and results of operations. For example, the Company has in the past been forced to conduct unscheduled repairs at some of its facilities, and, as a result, has been required to buy electricity on the spot market in order to fulfil its contractual obligations to deliver electricity to its customers. There can be no assurance that the Company will be able to purchase sufficient volumes of electricity in the event that unscheduled repairs continue to occur, and, under Russian law, the Company could be required to pay damages to its customers in the event of a failure to supply electricity. Moreover, should the Company be required to seek to fulfil its delivery obligations through the purchase of electricity, the costs of any such purchases may be higher than the Company's own costs of production, which would result in increased operating costs for the Company. In addition, based on the current procedures for capacity sales, if the Company's generation equipment is less efficient than that of its competitors, either as a result of the age of some of its facilities or if it has higher maintenance costs, the Company may not be selected to provide capacity on the wholesale market or may not be able to compete effectively in the capacity market. As a result, failure to ensure the safe use of generation equipment and a reliable supply of energy of a certain quality, as well as possible failures of generation or grid equipment, could adversely affect the Company's operating results through reduced revenues and increased operating and capital costs, which could adversely affect the Company's financial condition and results of operations or the trading price of the Shares and GDRs. See "—The Company may be unable to raise additional capital".

Russian electricity infrastructure is in poor condition, which may lead to additional losses and expenses for the Company or prevent the Company from selling electricity despite existing demand and available capacity.

The Company relies on its connections to the transmission and distribution grids of the Russian Federation in order to supply its customers. The electricity grids require significant investment for maintenance and development. However, the existing system by which the grid companies' tariffs for providing power distribution and transmission services and connecting power plants and consumers are set is not conducive to ensuring an adequate level of investment in the modernisation and development of the electricity distribution and transmission grids. (See "Industry Overview—Current Market Structure—Distribution"). As a result, the business of the Company may be subject to interruptions caused by disruption to power distribution grids which

could have a material adverse effect on its business, financial condition and results of operations or the trading price of the Shares and the GDRs.

In addition, the ability of the Company to increase its capacity utilisation rates and overall output, as well as its opportunity to utilise the new generation capacity that it is currently planning to construct (see "Business—Capital Expenditure"), may be constrained by the limited capacity of the grids, which are insufficient to meet current and expected electricity demands. In the event that the capacity of the power distribution grid is not maintained or increased, the Company's business, financial conditions and results of operations, as well as the trading price of the Shares and GDRs, may be materially adversely affected.

There are numerous operating risks inherent in the electricity generation industry, and insurance may not be adequate, affordable or available to protect the Company against all these risks.

The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more developed countries are not yet available in Russia on comparable terms, including coverage for business interruption and director and officer liability. To the limited extent that the operating assets of the Company are insured, the insurance coverage may be insufficient to cover replacement costs in the event such assets are irreparably damaged. The Company carries only limited insurance coverage for third party personal injury claims and for property or environmental damages arising from their operations. Accordingly, the Company may incur uninsured losses relating to its production assets and may be subject to claims not covered, or not sufficiently covered, by insurance, which could have a material adverse effect on its business, financial condition and results of operations or the trading price of the Shares and the GDRs.

The Company may be subject to intense competition from other OGKs, TGKs and other producers of electricity admitted to the wholesale market.

One of the aims of the Russian electricity reform is to create competition in the electricity generation and supply sectors in Russia. The Company competes with the other OGKs, TGKs and other producers of electricity admitted to the wholesale market, including Hydro OGK and the Federal State Unitary Enterprise "Russian State Concern for Generation of Electricity and Heat Power at Nuclear Power Plants" ("Rosenergoatom"), which are expected to remain under the common control of the Russian Federation. Due to the nature of nuclear and hydro power generation, such plants are allocated loads ahead of thermal generation plants, including the Company's plants, which may result in lower loads for the Company's plants. The competition between generators is expected to become more intense as the wholesale electricity market is further liberalised. New generation facilities other than those of RAO UESR and its subsidiaries may also enter the market. In addition, there is no guarantee that the Company's management teams will have the necessary financial, technical, marketing and other skills to be able to manage itself in a new, more competitive environment. If the Company is unable to compete effectively with such heightened competition in the future, the Company's business, financial condition and results of operations, as well as the trading price of the Shares and GDRs, may be materially adversely affected.

The Company could also face increasing competition in the heat market, particularly in light of the development of the regions in which the Company's power plants are situated, which could lead to the modernisation or the construction of new sources of thermal energy. The Company may also be unable to maintain sales of heat power at current levels in the event that its customers construct their own heat generation facilities, including, for example, boilers. Any reduction in sales of heat by the Company could have a material adverse effect on the Company's business, financial condition and results of operations or the trading price of the Shares and GDRs.

The Company may be unable to raise additional capital.

The Company will need additional capital to upgrade and modernise its existing generation facilities and to construct new generation facilities. The Company's current investment programme contemplates an aggregate expenditure of approximately RUR 6,159 million from 2007 through 2010 devoted to modernisation and upgrading, as well as RUR 77,736 million for the construction of new generation units from 2007 through 2013. The Company is considering increasing its investment programme through the construction of new units at Serovskaya GRES. See "Business—Capital Expenditure". It also typically requires additional capital in the third quarter of each year to finance working capital needs due to the seasonal variations to which its business is subject. If the Company is unable to obtain adequate financing on acceptable terms, it may need to delay or abandon its business or technical development plans, fall behind in its maintenance requirements or be unable to take advantage of opportunities or to meet unexpected financial requirements, which would have a material

adverse effect on its business, financial condition and results of operations or the trading price of the Shares and the GDRs.

The Company is currently discussing a loan of RUR 9 billion with the European Bank for Reconstruction and Development (the "EBRD") in connection with the financing of new generation units at Stavropolskaya GRES. The Company expects that, if this financing proceeds, the final loan documentation with the EBRD will include covenants that place certain limitations on the Company's operational flexibility, including its ability to raise further financing, and a breach of any such covenants may result in the acceleration of the loan, which may have a material adverse effect on the Company's liquidity and financial condition. In addition, it is expected that final loan documentation will include covenants requiring the Company to comply with both Russian and EU environmental standards and regulations, as well as other environmental undertakings, which may involve, among others, performance of the design, construction and operation of the new generation units in accordance with the relevant EU environmental standards and development and implementation of special environmental monitoring systems and plans, as well as compliance with other relevant national and EU environmental standards. Compliance with these covenants may require additional costs for the Company, which may be material. See "Management's Discussion and Analysis of Results of Operation and Financial Condition—Recent Developments".

The Company's ability to arrange for financing on either a fully recourse or a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, the availability of bank credit, rating agency ratings, investor confidence, the continued success of current projects and provisions of tax and securities laws which are conducive to raising capital in this manner. Should future access to capital not be available, the Company may decide not to build new plants. Any decision not to build such new plants would affect the Company's future growth and would have a material adverse effect on the Company's financial condition and results of operations. If the Company fails to generate sufficient funds from operating cash flow and debt or equity financing, the Company may need to delay or abandon its business development plans or fall behind in its maintenance requirements. In such circumstances, the Company may seek to issue additional shares, leading to dilution of the stakes held by the Company's then existing shareholders, or it may need to issue shares or debt instruments with rights superior to those of holders of the Shares. Any of these events could materially adversely affect both the Company's business, revenues and results of operations and financial condition and/or the economic interests of the holders of the Shares and GDRs.

The Company's ability to attract equity capital on international markets will also be subject to limitations imposed under Russian law on the percentage of a Russian issuer's equity capital that can be offered and/or circulated outside of Russia. Russian securities regulations generally provide that no more than 35% of any class of a Russian company's shares may be circulated abroad through depositary receipt programmes. The Company has received permission from the FSFM for up to 8.4 billion of its ordinary shares to be circulated abroad through depositary receipt programmes (excluding any shares issued to existing shareholders in connection with the exercise of their statutory pre-emptive rights). The Company expects that its GDR programme will account for approximately 1,601,763,900 of its ordinary shares immediately following the Offering. The Company may be limited in the future in its ability to raise additional equity financing through GDRs. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers. See "—Risks Relating to the Shares, the GDRs and the Trading Market".

The Company may in the near future incur substantial indebtedness, which could adversely affect its financial condition, its ability to obtain further financing or its ability to react to changes in its business.

In the event that the contemplated EBRD loan is completed (see "—The Company may be unable to raise additional capital"), the Company will incur a substantial amount of financial indebtedness in addition to its outstanding rouble bonds, which have a nominal value of RUR 5 billion. The Company may also seek to raise further borrowings, including, in particular, in connection with the ESOP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments". As a result, the Company would be required to dedicate a substantial portion of its cash flow from operations to make interest and/or amortisation payments on its indebtedness, which, in the absence of alternative sources of funding, would reduce its ability to fund working capital, capital expenditures or other general corporate purposes. Moreover, largely as a result of the current regulated tariff system in the Russian wholesale electricity market, the Company's operating expenses (excluding the effect of reversal of impairment of property, plant and equipment) exceeded its revenues in 2005 and 2006. Consequently, the Company's ability to service and repay its indebtedness may depend to a large extent on the continuation of the liberalisation of wholesale electricity prices in Russia, and there is no assurance that such liberalisation will continue (see "—Risks Relating to the Reform of the Russian Electricity Sector—Electricity price liberalisation may be suspended or reversed"). In the event that the Company is unable to meet its obligations to the holders of its indebtedness, all or some of such indebtedness may be accelerated, which, if the Company is unable to re-finance such indebtedness, would have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, future indebtedness that the Company may incur may contain restrictive covenants, including, for example, covenants that may trigger repayment obligations in the event of a change of control of the Company. Given the uncertainty regarding the rapidly evolving reorganisation of RAO UESR or otherwise, if there is a change in the control of the Company that triggers such acceleration and the Company is unable to meet its repayment obligations or re-finance the relevant indebtedness, there could be a material adverse effect on the Company's business, financial condition, prospects and results of operations and the trading price of the Shares and GDRs.

The Company's indebtedness may also increase its vulnerability to adverse macroeconomic or business trends, as well as place the Company at a competitive disadvantage in relation to other generation companies with lower gearing levels. In addition, the Company's operational flexibility may be limited, including its ability to obtain additional financing that may be required for its strategic development or react to changes in its business or industry. As a result, the business, prospects and financial condition of the Company, as well as the trading price of the Shares and GDRs, may be materially adversely affected.

The Company may not be able to complete its investment programme on time, on budget, or at all.

The Company may not have sufficient experience in large-scale construction and modernisation projects, such as the construction of new generation units at Stavropolskaya GRES and Troitskaya GRES contemplated by its existing investment programme, as well as at Serovskaya GRES, as currently contemplated by the Company (and subject to further development and approvals). See "Business—Capital Expenditure". In addition, due to the relatively limited number of companies that are able to handle such projects, there is no assurance that the Company will be able to hire contractors for such projects within the planned timeframe or according to the planned budget, including as a result of the strong demand for such equipment and works from other companies in the power industry, many of which are currently starting or undergoing modernisation and construction programmes. Accordingly, the Company may not be able to complete its investment programme on time, on

budget, or at all, which could materially adversely affect its business, financial condition and results of operations or the trading price of the Shares and the GDRs.

Moreover, the Company is currently contemplating the construction of an ash dump near its Troitskaya GRES branch, in which to dispose of the ash produced by the burning of coal used to fuel the generation facilities at Troitskaya GRES. The funds required to implement this construction project are not included in the Company's existing capital expenditure budget for its upgrading and modernisation and new construction programmes. There can be no assurance that the Company will implement this project, or, if implemented, that the Company will have adequate financial resources to fund such project in the manner currently contemplated or at all.

The current price levels for electricity and capacity on the Russian wholesale electricity market may be insufficient to provide a return on these investments which allows the Company to meet its strategic goal of creating shareholder value. Should the assumptions regarding price increases on which the Company based its investment decision prove incorrect, the Company may not generate sufficient cash flows from these investments, which may have a material adverse effect on the Company's business, financial condition and results of operations or the trading price of the Shares and the GDRs.

The business, revenues and results of operations of the Company are dependent on the ability of its management to take appropriate trading decisions and adequacy of the Company's management and information systems.

The electricity market is dependent on various factors that may significantly influence levels of electricity generation, electricity consumption, supply and demand, electricity free market prices and other market dynamics. The Company is required to make short-term and long-term forecasts and estimates regarding these electricity market dynamics upon which certain of its business decisions are based. In the event that such estimates prove to be inaccurate, the Company may be unable to sell some or all of the electricity that it generates or it may, alternatively, be unable to meet its power supply obligations to certain customers, as a result of which it may be liable under Russian law to pay damages to those customers. The occurrence of any of these events could have a material adverse effect on the business, financial condition and results of operations of the Company or the trading price of the Shares and the GDRs.

Furthermore, the management and information systems, financial reporting functions and internal control systems of the Company may be less developed in certain respects than those of power companies in more developed markets and may not provide the management of the Company with as much or as accurate information as systems in more developed markets. In addition, the Company may encounter difficulties in the ongoing process of implementing and enhancing its management information systems. If it is unable to maintain adequate management information systems, financial reporting functions and internal control systems, this may have a material adverse effect on its business, financial condition, and results of operations or the trading price of the Shares and the GDRs.

Demand for electricity and heat may vary significantly.

The demand for electricity and heat may vary significantly daily, seasonally and from year to year, due to weather conditions and other factors. Demand for electricity and heat is usually higher during the period from October through March due to longer nights and colder weather and lower in the period from April through September due to longer days and warmer weather. Demand for electricity is usually higher during normal business hours during the day and for longer duration during the period from October through March due to less daylight hours. Furthermore, demand may fluctuate from year to year due to changes in global or regional weather patterns. For example, demand for heat declined during the 2006-2007 winter due to unusually warm temperatures across Russia. Therefore, the generation capacities of the OGKs, including the Company, and TGKs may be fully utilised during certain parts of the day or during certain months, and under-utilised during other parts of the day and year. The Company schedules its maintenance and repair works for the periods when its generation facilities operate at low loads, and accumulates additional reserves of coal and fuel oil based upon various factors, including long-term weather forecasts. If the Company fails to obtain its expected level of revenues during the periods when its generation capacities reach their peak loads, it may be unable to compensate for lost revenues during other periods when the demand for electricity and/or heating is lower. Furthermore, in the periods of peak demand, the Company may be required to use the more expensive fuel oil instead of coal and gas, as well as obtain short-term financing. For example, in the first quarter of 2006, in which the demand for both electricity and gas increased significantly in response to below-average temperatures in Russia,

Stavropolskaya GRES was unable to obtain the volumes of gas that it needed to maintain output in accordance with its agreed FTS balance for that period, and, as a result, it was forced to resort to the use of fuel oil at its generation facilities, which is more expensive as compared with gas and therefore led to reduced profit margins. If the Company is unable to address or forecast daily, seasonal and yearly fluctuations in demand for electricity and heat, this could have a material adverse effect on the Company's business, financial condition, and results of operations in a given year and could cause its financial condition and results of operations to vary significantly from year to year.

Customers may withhold payments, or fail to pay, the Company for the electricity and heat supplied to them.

The Company sells, or may sell, a major part of its electricity in the wholesale market under regulated contracts under the New Wholesale Market Rules ("Regulated Contracts"). See "Industry Overview—Sector Reform—Electricity Wholesale Market Regulation". The customers under such Regulated Contracts are assigned by the Russian Trade System Administrator to certain generators on the basis of several factors, including forecasts of electricity production and consumption established by the FTS. If a customer is unable to pay for the supplied electricity or withholds payment, the Company may not be able to terminate the Regulated Contract or suspend electricity supply unilaterally. Many customers of the Company under the Regulated Contracts are or may be regional electricity supply companies and, in general, these supply companies resell this electricity to end consumers. As a result, these supply-company customers of the Company are highly vulnerable to the ability or willingness of such end consumers to pay. Some of these end consumers, including individuals or state and municipal institutions, have in the past been late with payments, or have failed to pay, for the electricity, in part due to their poor financial condition and in part due to technical or regulatory constraints. For example, a supplier may suspend its supply of electricity to an individual only if the amounts which are unpaid and overdue from that individual exceed six average monthly payments. While the number of such consumers has decreased in recent years, there is no assurance that all the electricity supplied by the regional supply companies which purchase it from the Company under the Regulated Contracts will be paid for in full by the end consumers and the supply companies will, in turn, be able or willing to pay for the electricity supplied to them by the Company. Payment delays and failures to pay for electricity supplied at either level may materially adversely affect the Company's business, financial condition and results of operations.

The Company may be unable to fulfil its obligations under the Regulated Contracts.

The amount of electricity that the Company is required to supply under its Regulated Contracts is based on its forecast annual output. If, for any reason (other than force majeure), the Company was unable to generate electricity as required under its Regulated Contracts, it would have to purchase additional volumes of electricity at unregulated prices in the "one-day-ahead market" or balancing market. In the event that the cost of such purchases is higher than the tariff at which the Company is required to supply this electricity under the Regulated Contracts, or if it were unable to obtain supplies on the wholesale market, this could have a material adverse effect on its business, financial condition and results of operations or the trading price of the Shares and GDRs.

The Company's business and results of operations depend to a significant extent on its largest branch, Surgutskaya GRES-1.

As of 30 June 2007, the Company's Surgutskaya GRES-1 branch comprised approximately 38% of the Company's total installed capacity, and, in 2006, Surgutskaya GRES-1 accounted for approximately 50% of the Company's overall output and 37% of the Company's total revenues from the sale of electricity and capacity. As a result, the Company's business and results of operations depend to a significant extent on Surgutskaya GRES-1. In the event of a material reduction or suspension in production levels at Surgutskaya GRES-1, including as a result of a disruption to its gas supplies from Surgutneftegaz or a substantial increase in the price of gas supplied by Surgutneftegaz, it is unlikely that the Company's other four branches would be able to increase their output and sales to a level that would be sufficient to compensate for the loss of output and revenue from Surgutskaya GRES-1. In such circumstances, the Company's business, financial condition and results of operations, as well as the trading price of the Shares and GDRs, would be materially adversely affected.

The Company may be unable to retain key personnel or attract and retain highly qualified personnel.

The success of the Company depends in part upon the efforts and abilities of key personnel, such as engineering, sales, programming, technical, financial and accounting, marketing and management staff, as well as upon its ability to continue to attract and retain such personnel. The competition in Russia for certain of such personnel is intense due to the limited number of qualified individuals, particularly in certain regions. There can be no assurance that it will continue to be successful in attracting and retaining qualified individuals in the future and any failure to do so may have a material adverse effect on the Company's business, financial condition and results of operations or the trading price of the Shares and the GDRs.

Other Risks Related to the Company's Business and Industry

The licences and permits that the Company requires for its business may be invalidated or may not be issued or renewed, or may contain onerous terms and conditions that restrict its ability to conduct its operations or could result in substantial compliance costs or administrative penalties.

The business of the Company depends on the continuing validity and renewal of certain of its existing licences and permits, particularly in connection with the use of hazardous industrial facilities and water use, including for waste water disposal, its ability to obtain any new licences and permits that may be required and its compliance with the terms of its licences and permits. The Company does not currently hold all the licences and permits that it requires to conduct its business, including licences and permits in relation to the operation of explosion-hazardous equipment, and there is no assurance that the Company will be able to obtain such licenses. There can also be no assurance that the existing licences and permits of the Company will be renewed, that any new licences and permits that it applies for will be granted or that it will be able to comply with the terms of its licences and permits, particularly since Russian regulatory authorities exercise considerable discretion in the decision-making process relating to, and the terms and timing of, licence issuance and renewal and the monitoring of licensees' compliance with licence terms. In the event that the licensing authorities determine that the Company is operating without a required licence or permit or a material violation of a licence term by the Company has occurred, the Company may be required to suspend operations or incur substantial costs to eliminate or remedy the violation, which could have a material adverse effect on its business, financial condition or results of operations. Requirements imposed by these authorities, which require the Company to comply, among other things, with numerous industrial standards, recruit qualified personnel, maintain necessary equipment, monitor their operations, maintain appropriate filings and, upon request, submit appropriate information to the licensing authorities, are costly and time-consuming and may impede the efficient running of the Company's operations. In addition, it is possible that licences and permits applied for by/or issued to the Company could be challenged by the Russian prosecutor's office as being invalid if they were determined to be beyond the scope of the authority of the relevant licensing authority. As a result, the licences and permits that the Company requires for its business may be invalidated or may not be issued or renewed, or if issued or renewed, may not be issued or renewed in a timely fashion, or may require the Company to comply with terms and conditions that restrict its ability to conduct its operations or to do so profitably. The occurrence of any of these events could have a material adverse effect on the business, prospects, financial condition and results of operations of the Company.

In particular, the Company's Troitskaya GRES branch currently relies on a number of permits from Russian and Kazak authorities, including an annual permit to allow it to deposit in Kazakhstan the substantial quantities of ash that are produced in the generation process at its coal-fired plant. This permit is typically issued on the basis of a decree of the Kazakhstan government. This decree, as well as Troitskaya GRES's current permit, expires at the end of September 2007, and there can be no assurance that the relevant authorities in Kazakhstan, where the maintenance and renewal of licences and permits are subject to similar risks as in Russia, will issue a similar decree or renew the permit. In the event that the permit is not renewed, the Company would be required to seek permission to dispose of the ash at another location, which could result in increased disposal costs, or, if the Company were unable to obtain such permission, a reduction or suspension of production at Troitskaya GRES. Any such increased costs or reduction or suspension of production could have a material adverse effect on the business, financial condition and results of operations of the Company or the trading price of the Shares and the GDRs. As of the date of this Prospectus, the permit had not yet been renewed. The Company is continuing to seek the renewal of the permit and plans to continue to use the deposit during this period. There can be no assurance that such permit shall be renewed, or, if it is, on what terms, or that the Company will not be subject to litigation or regulatory sanctions, including from environmental and customs authorities, while it continues to use the deposit while it seeks the renewal of the permit.

The Company does not currently have legal title to the land on which certain of its generation facilities are located, and difficulties exist in ascertaining the validity and enforceability of title to land or other real property in Russia.

The Company believes it has registered title to all of the main operating facilities.

The Company does not own the land plots on which its generation facilities are located. The Company either leases such plots or occupies them under a right of perpetual use. See "Regulatory Matters—Regulation of Real Estate". Following the merger of Surgutskaya GRES-1 into the Company, the Surgutskaya GRES-1 land plot lease expired. The Company has submitted documents for the execution of new lease agreements to the local administration and has entered into lease agreements for some of the land plots, although new lease agreements for the land plots occupied by the principal facilities at the station have not yet been signed. In addition, prior to

the merger of Serovskaya GRES into the Company, Serovskaya GRES occupied its land plots on a perpetual use title. Following the merger, the Company decided to change the title to lease and filed the relevant documents to the Serov local administration for execution of the lease agreements. The Company has recently obtained the decisions of the Serov administration to lease the required land plots to the Company for 49 years, though no lease agreements have yet been signed.

Although the Company expects that new lease agreements covering all of the remaining land plots will be entered into by the relevant authorities, there can be no assurance that the Company will be able to obtain such lease agreements, and any challenge to the rights of either Surgutskaya GRES-1 or Serovskaya GRES to occupy the land on which they operate or any substantial increase in the relevant lease payments by current or future owners of these land plots could have a material adverse effect on the Company's business, financial condition and results of operations or the trading price of the Shares and GDRs.

In addition, as a result of uncertainties in Russian real estate legislation, the Company may not have properly obtained or registered the rights to its land plots and buildings, constructions and other real properties located therein. After the Soviet Union ceased to exist, land reform commenced in Russia, and over the years that followed, real estate legislation changed continuously, and more than one hundred federal laws, presidential decrees and governmental resolutions were issued. In addition, almost all of the Russian regions enacted their own real estate legislation. Until recently, the real estate legislative regime in Russia was unsystematic and contradictory. In many instances, there was no certainty regarding which municipal, regional or federal government body had power to sell, lease or otherwise dispose of land. In 2001, the Civil Code was amended and a new Russian Land Code and a number of other federal laws regulating land use and ownership were enacted. Nevertheless, the legal framework relating to the ownership and use of land and other real property in Russia is not yet sufficiently developed to support private ownership of land and other real property to the same extent as is common in countries with more developed market economies. As a result, it is often difficult to ascertain the validity and enforceability of title to land or other real property in Russia and the extent to which it is encumbered. In addition, because of Russia's vast territory, difficulties associated with the country's transitional phase, the severe climatic conditions of, and difficult access to, the territory where the land plots and other real properties of the Company are located, the process of surveying and title registration may be complicated and last for many years. These uncertainties may have a material adverse effect on the Company's business, financial condition and results of operations or the trading price of the Shares and GDRs.

The Company may incur material costs to comply with health, safety and environmental laws and regulations, and future changes to such regulations may materially adversely affect its business, financial condition or results of operations.

The Company is involved in an industry that uses gas, coal, peat and fuel oil-fired generators and high-voltage equipment that may involve health and safety risks or pollute or be hazardous to the environment. As a result, the activities of the Company are subject to various federal, regional and local health, safety and environmental protection laws and regulations. These regulations generally relate, among other things, to work conditions, effluents into the water, emissions into the air, the use of water, wetlands preservation, waste disposal, the protection of endangered species and noise regulation. In 2006, the Company was required to make additional payments of RUR 62.7 million as a result of its Troitskaya GRES branch exceeding emission limits due to an increase in production. The pollution risks and related clean-up costs that the Company is subject to are often impossible to assess unless environmental audits have been performed and the extent of potential liability under the relevant environmental laws can be clearly determined, neither of which is always the case under Russian law.

In recent years, new and stricter health, safety and environmental regulations have been imposed in Russia, and fines and other payments for violation of these regulations have been significantly increased, although these regulations still remain generally weaker and are generally less stringently enforced than in the European Union or the United States. In addition, the Company may be required to suspend its operations for a period of up to three months in the event of breaches of these regulations. In the future, federal, regional or local authorities may impose stricter health, safety and environmental standards than those currently in effect, or enforce or interpret the existing environmental laws, regulations or licences in a stricter or different manner from how they are currently enforced or interpreted. This may require Russian companies to undertake further expenditures to modify their operations, ensure better work conditions, install pollution control equipment, perform site clean-ups, curtail or cease certain of their operations, or pay fees, fines, or make other payments for discharges or other breaches of health, safety, environmental standards. There can be no assurance that the Company will be able to recover all or any of these increased costs from its customers or that its business, financial condition or results of operations, as well as the trading price of the Shares and the GDRs, will not be materially adversely affected by future changes in health, safety and environmental laws and regulations.

The Company is currently contemplating projects to construct new generating units at Troitskaya GRES and Serovskaya GRES. If such projects are completed, the Company would require increased volumes of coal to use as fuel since the proposed new units would be coal-fired. Coal-based power generation is considerably more pollutant than the gas generation of power, and, as a result, the Company may face an increase in expenditures because of the need to install pollution control equipment, to perform site clean-ups and to meet the environmental regulations applicable to it. Any of these expenditures, if they were to occur, could have a material adverse effect on its business, financial condition and results of operation or the trading price of the Shares and the GDRs.

The Company's operational and financial history is short.

The Company was founded in March 2005 on the basis of three power plants, and, in May 2006, it acquired control of two further power plants. Before the acquisition of the aforementioned plants by the Company, each of those plants had its own operational and financial history, either as a separate legal entity, or as a part of another legal entity. Nonetheless, the Company itself has a short operating history, and, consequently, there are limitations on the ability of prospective investors to review historical trends in the Company's business and results of operations. Moreover, the framework of the wholesale electricity market in which the Company operates was significantly changed by the New Wholesale Market Rules in September 2006 (see "Industry Overview—Tariffs"), and, as a result, a comparative analysis of the financial reporting periods in the Financial Statements may not provide an accurate comparison of financial results or a true indication of trends in the Company's business, nor can there be any assurance that historical financial and operational results of the Company disclosed in the Financial Statements may be indicative of future performance, particularly in light of the further reforms of this sector that are currently contemplated.

The value of the Company's property, plant and equipment, reflected in its IFRS financial statements, may be significantly lower than the fair value of such fixed assets.

Neither the Company nor its predecessors have undertaken a revaluation of the property, plant and equipment of the Company since 1997 (as adjusted for inflation up to 2002), and thus, such fixed assets are reflected in the Financial Statements at a historical value, which might significantly differ from the value attributed to such assets should a revaluation be carried out. If the Company changes its accounting policy to fair value and undertakes a revaluation in the future, such revaluation may potentially have a significant effect on presentation of the Company's financial results in its IFRS financial statements in future periods, including, without limitation, the value of its property, plant and equipment, depreciation and income tax. As a result, in the event the Company elects to proceed with a revaluation of its property, plant and equipment, the financial results for future periods may not necessarily be comparable to the results and trends in the Financial Statements.

The Company is controlled by RAO UESR as a majority shareholder and the interests of RAO UESR, FAMFP and the Russian government may conflict with those of other holders of the Company's shares, including the Shares and GDRs.

The Company is currently a part of the RAO UESR group and may, therefore, be subject to economic, corporate, public relations, investor relations, human resources, management and other policies developed by RAO UESR for its subsidiaries and affiliates. More generally, RAO UESR exercises significant influence over the Company's strategy and business. RAO UESR's representatives at general shareholders' meetings and meetings of the board of directors of the Company vote on principal items of the agenda on the basis of RAO UESR instructions as adopted by the RAO UESR board of directors. As RAO UESR's controlling shareholder is the Russian Federation, the principal items of the agenda of the RAO UESR board of directors' meetings must be also agreed in advance with the Federal Agency for the Management of the Federal Property (the "FAMFP"). RAO UESR is included in the list of special state-owned companies that the FAMFP is required to manage in cooperation with the Russian government. Although there is no strict legal requirement that the FAMFP agree with the RAO UESR voting instructions to its representatives at the general shareholders' meetings and board of directors' meetings of the Company, should such agreement not be obtained, RAO UESR's representatives are unlikely to vote upon the aforementioned instructions. In such case, RAO UESR's representatives would be unlikely to vote for the relevant items of the agenda of the general shareholders' meetings and board of directors' meetings of the Company. Accordingly, any prospective principal decision of the board of directors or the general shareholders' meeting of the Company must in practice generally be agreed in advance with RAO UESR and approved by the FAMFP and the Russian government. The interests of RAO UESR, FAMFP and the Russian government could conflict with those of other holders of the shares of the Company, which could materially adversely affect its business, financial condition and results of operations or the trading price of the Shares and the GDRs.

Gazprom may acquire a significant degree of control over the Company, including as a result of the restructuring of RAO UESR, and the interests of Gazprom, which is also a shareholder in competing generation companies, may conflict with those of other holders of the Company's Shares and GDRs.

It is currently expected that, in 2008, RAO UESR will cease to exist as a holding company and its shareholdings in its subsidiaries, including the Company, will be distributed among the current shareholders of RAO UESR. The board of directors of RAO UESR recently convened a general shareholders' meeting to approve the reorganisation of RAO UESR, including a proposed asset swap in which Gazprom may receive 55% in the Company (based on the Company's share capital prior to completion of the Offering). The terms of such asset swap contemplate the transaction to be consummated in the third quarter of 2008, although there is no assurance that such asset swap may not occur sooner. Moreover, it has been reported that RAO UESR is currently involved in preliminary discussions with Gazprom concerning the possibility of a transfer of certain rights attached to the shares of the Company to Gazprom (or an entity or entities acting on its behalf). The terms and conditions of such transfer are still unclear, and there is no guarantee that such an arrangement will be effectuated. If RAO UESR does approve any such transfer or similar arrangement then Gazprom (or any entity or entities acting on its behalf) will be able in effect to exercise rights of a shareholder of the Company prior to actually acquiring shares and may be able to influence the Company in a manner that might have an adverse effect on investors. The Company has been informed that Gazprom, through a special purpose vehicle, intends to acquire 4,000,000,000 Shares in the Offering. If Gazprom ultimately becomes the beneficial owner of such Shares, depending on the extent of such participation, the extent to which Gazprom may currently have a beneficial interest in any shares of the Company, or if such transfer or similar arrangement takes place prior to the proposed asset swap date, Gazprom could immediately upon the completion of the Offering or soon thereafter have the power to control the outcome of most matters to be decided by vote at a General Shareholders' Meeting and may control the election of the majority of the Board of Directors. As a result, if Gazprom ultimately becomes the direct or indirect beneficial owner of such shares and/or the transfer of certain rights attached to the Company's shares or similar arrangement is implemented, Gazprom will acquire a significant degree of influence over the Company's operations, and its interests as a shareholder in the Company could conflict with its role as the primary gas supplier to two of the Company's power plants. In such circumstances, the Company's ability to implement its business strategy and objectives could be restricted and, as a result, the Company's financial condition and results of operations, as well as the trading price of the Shares and GDRs, could be materially affected. In addition, in the first quarter of 2007, it was reported that Gazprom had signed a memorandum of understanding with the major Russian coal producer, OJSC SUEK ("SUEK"), relating to the creation of a joint venture, comprising all or some of SUEK's assets and a portion of Gazprom's electricity sector assets (which may include shares in the Company), in which Gazprom would hold a controlling stake. To the extent that such joint venture is formed or another arrangement between Gazprom and SUEK and/or RAO UESR is made and the share swap described above is effected or the transfer of certain rights attached to shares of the Company described above takes place, both Gazprom and SUEK may acquire a significant degree of influence over the Company, particularly if either Gazprom or SUEK acquires Shares in the Offering, and SUEK could seek to influence the Company's selection of coal supplier to its coal-fired power plants and newly-constructed generation facilities.

Moreover, Gazprom has acquired electricity generation assets, including a controlling interest in OJSC Mosenergo (TGK-3), and it has been reported that Gazprom is contemplating further investments in the Russian electricity sector. For example, as part of the share swap mechanism described above, Gazprom would acquire a significant stake in OJSC OGK-6. Gazprom currently supplies all or part of the gas requirements of Stavropolskaya GRES and Pskovskaya GRES and Serovskaya GRES. It is possible that Gazprom could in the future limit supplies of gas to such power plants of the Company if Gazprom believed that its decision to continue to supply gas to those generation facilities could be prejudicial to its interests as a shareholder in competing electricity generating companies. In such circumstances, such power plants may be required to reduce or suspend production, and, as a result, the Company's financial condition and results of operations, as well as the trading price of the Shares and GDRs, could be materially adversely affected.

The shareholders of RAO UESR are expected to vote on the reorganisation proposal in the fourth quarter of 2007. If the reorganisation plan of RAO UESR is approved by its shareholders but the share swap with Gazprom and other shareholders is not effected for any reason, it was reported that according to the initial plan of the reorganisation of RAO UESR that OJSC Federal Grid Company of Unified Energy System (the "FSK") and OJSC Hydro OGK ("Hydro OGK"), which will be controlled by the Russian Federation following the dissolution of RAO UESR, may become the holders of the Russian government's stakes in the generation subsidiaries, including the Company, in accordance with the initial RAO UESR reorganisation plan. The FSK and Hydro OGK may elect or be required to divest their shares in the Company, and the sale of such shares may materially

adversely affect the trading price of the Shares and GDRs. If the amendments to the reform process are finally approved and the reform proceeds as contemplated by these amendments, the FSK and/or the Hydro OGK may acquire significant stakes in the TGKs and OGKs, including up to a 29.3% shareholding in the Company (assuming that 12 billion shares are issued in the Offering) as early as mid-2008 and may, subsequently, sell their stakes in those companies, using the proceeds to finance their respective investment programmes. If the FSK and the Hydro OGK decide, or are required, to divest their stakes, if any, in the Company, the block or public sale of such a significant stake may negatively impact the trading price of the Shares and GDRs. Moreover, for any period during which the FSK and HydroOGK become shareholders of the Company, their interests as shareholders may conflict with the Company's ability to implement its business strategy and its ability to achieve its objectives may be negatively impacted.

Legal uncertainties relating to privatisation of the Company's assets may exist.

The Company was formed from companies and assets that had been privatised in the early 1990s. Certain Russian privatisation laws are vague, inconsistent or in conflict with other laws, including conflicts between federal and regional privatisation laws, and consequently many Russian privatisations may be arguably deficient and, therefore, vulnerable to challenge. For example, a series of Presidential decrees issued in 1991 and 1992 that granted to the Moscow City government the right to adopt its own privatisation procedures were subsequently invalidated by the Constitutional Court of the Russian Federation, ruling, in part, that the Presidential decrees addressed issues that were the subject of federal law. Should the privatisation of any relevant predecessor companies be challenged in court on the grounds that these companies or any of their assets have been improperly privatised and should the court for any reason disapply the limitation periods, the Company may lose its rights to some of its assets, which could materially affect its business, financial condition and results of operations.

If the Company's minority shareholders were to challenge successfully past or future interested party or major transactions or fail to approve future interested party or major transactions, the invalidation of such transactions or failure to approve same could have a material adverse effect on the Company's business, revenues, results of operations or prospects or the value of the Shares or GDRs.

Approximately 19.1% of the Company's shares are owned by minority shareholders. The Company has carried out, and continues to carry out, transactions with RAO UESR, several of RAO UESR's subsidiaries and other entities which are directly or indirectly controlled by the Russian Federation, such as subsidiaries of Gazprom, which, under Russian law, may be considered "interested party transactions". For example, the Company's Regulated Contracts with electricity supply companies, which are subsidiaries of RAO UESR, may be considered as interested party transactions. As a rule, interested party transactions require the approval of either disinterested directors, disinterested independent directors or disinterested shareholders of the Company depending on the nature of the transaction and parties involved. However, the Federal Law "On Joint Stock Companies" of 26 December 1995, as amended (the "Joint Stock Companies Law"), provides that in some cases the interested-party transaction approval is not required (in particular, such approval is not required to approve transactions which are obligatory for the Company and which are concluded under regulated prices, which, in the Company's view, applies to its Regulated Contracts). The provisions of Russian law defining which transactions must be approved as "interested party transactions" are subject to different interpretations. The Company can give no assurance to prospective investors that former or current minority shareholders will not challenge the transactions the Company has entered into in the past or may enter into in the future. For instance, the absorption merger of the five power plants with and into the Company that occurred in 2006 was not approved by the disinterested minority shareholders of three of the power plants, for which such approval was required by law, even though the boards of directors of these power plants approved the merger as an interested party transaction. As a result, the absorption merger may not have fully complied with all other requirements of Russian law (in particular, it could be argued that the agreement should have been approved as a major transaction). Under Russian law, the statute of limitations for invalidation of both interested party transactions and major transactions made in violation of statutory requirements is one year from the date when the claimant learned or should have learned of such transaction. The shareholders of the power plants were notified of the shareholders' meetings the agendas for which included the approval of the absorption merger before such shareholders' meetings, which took place on 28 February 2006. The Company believes that the shareholders should have learned of the proposed absorption merger from the date of notification, and, therefore, it believes that the limitation period for challenging such absorption merger likely has expired. However, the date on which the limitation period starts is a question of fact to be proven in court. As a result, the Company can give no assurance that such shareholders will not bring a claim despite the Company's belief that the limitation period has expired, or that if any such claim is brought, whether such claim would fail. According to the most recent guidance of the Supreme

Arbitration Court of the Russian Federation, when challenging an interested party transaction, the claimant bears the burden of proof that such transaction violated its rights and lawful interests. However, should the minority shareholders in these power plants challenge the sufficiency of these approvals and should the relevant court for any reason disapply or not recognise the limitation periods, such transactions may be invalidated by the relevant court, which could render the restructuring of the Company null and void and ultimately have a material adverse effect on the Company's business, revenues, results of operations, or prospects or the trading price of the Shares and the GDRs.

The Company may be liable for the obligations of its legal predecessors.

As part of the formation process of the Company, the Company signed an agreement on joint and several liability with JSC Tyumenenergo, from which OJSC Surgutskaya GRES-1 had been spun off (see "Business—History and Development"), and with other entities (and their legal successors) that had been spun-off from JSC Tyumenenergo. Under this agreement, the Company assumed joint and several liability for contingent liabilities of JSC Tyumenenergo relating to any claims in an amount exceeding RUR 100,000 that emerged prior to the spin-off of OJSC Surgutskaya GRES-1. A party to the agreement that faces any claim or liability which is neither allocated to such party in the separate balance sheet of JSC Tyumenergo nor appears on the introductory balance sheet of such party at the time of its registration as a separate legal entity, but which is certified by an effective court judgment, is required under the agreement to pay the full amount of such claim and is entitled to demand the other parties to the agreement to pay as contribution their respective portions of the amount paid. In the event that such a liability arises, the Company's share of such liability would be 18.7%. The Company has also concluded an agreement on joint and several liability with JSC Sverdlovenergo, from which OJSC Serovskaya GRES was spun-off, and with other entities (and their legal successors) that had been spun-off from JSC Sverdlovenergo. The agreement has not yet entered into force, pending its execution by one of the parties. Under this agreement, the Company assumed joint and several liability for contingent liabilities of JSC Sverdlovenergo relating to any claims in an amount exceeding RUR 100,000 that emerged prior to the spin-off of OJSC Serovskaya GRES. A party to the agreement that faces any claim or liability which is neither allocated to such party in the separate balance sheet of JSC Sverdlovenergo nor appears on the introductory balance sheet of such party at the time of its registration as a separate legal entity, but which is certified by an effective court judgment, is required under the agreement to pay the full amount of such claim and is entitled to demand the other parties to the agreement to pay as contribution their respective portions of the amount paid. In the event that such a liability arises, the Company's share of such liability would be 13.39%. If any claims are filed by the creditors of JSC Tyumenenergo or JSC Sverdlovenergo in connection with its operations prior to the spin-off of OJSC Surgutskaya GRES-1 or OJSC Serovskaya GRES, as the case may be, the business, financial condition, results of operations and prospects of the Company could be materially adversely affected. See "Transactions with Related Parties".

The Company may be bound to buy-back its shares which may lead to the additional expenses.

According to Russian law, the existing shareholders of the Company are entitled to demand a buy-back of their shares by the Company if they voted against approval of major transactions or did not participate in such voting. The shareholders may require the Company to buy-back their shares within 45 days of the date of the respective general shareholders' meeting. The Company is bound to buy-back the shares in accordance with shareholders' demands for redemption within 30 days after expiry of aforementioned period. In connection with the Offering, the General Shareholders' Meeting has approved an underwriting agreement, which constituted a major transaction for the Company, on 18 July 2007. In addition, the series of interrelated transactions related to the Offering, including the underwriting agreement, were approved by shareholders at the General Shareholders' Meeting on 25 September 2007. Any existing shareholders who voted against approval of the major transactions or did not participate in the voting at the General Shareholders' Meeting of 18 July 2007 or who voted against approval of the major transactions or did not participate in the voting at the General Shareholders' Meeting on 25 September 2007, have the right to demand the buy-back of their shares by the Company at a price determined by an independent appraiser. The period during which the shareholders who either did not take part in, or who voted against the approval of the Underwriting Agreement at, the General Shareholders' Meeting of 18 July 2007 has expired. Shareholders holding an aggregate of 69,773 shares exercised their right to demand the Company to buy-back their shares during this period. Shareholders who did not participate in the General Shareholders' Meeting of the Company on 25 September 2007, or who voted against approval of the matters put to vote at this meeting, will have the right to exercise their buy-out rights for a period of 45 days from the date of this meeting. Shareholders holding 5,027,455,934 shares did not vote at the meeting, and shareholders holding 1,193,975 voted against approval of the matters put to vote at the meeting. Should any such shareholders exercise this right, the Company may incur additional material expenses, which may have a material adverse effect on its financial condition or the trading price of the Shares and the GDRs.

Risks Relating to the Russian Federation

Emerging markets such as Russia are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Investors in emerging markets such as Russia should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant legal, economic and political risks. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in equity markets of all emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect its economy. In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the Russian economy remains relatively stable, financial turmoil in any emerging market country could seriously disrupt the Company's business, as well as result in a decrease in the price of the Shares and GDRs. Investors should also note that emerging economies such as those of Russia are subject to rapid change and that the information set out in this prospectus may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved. Potential investors are urged to consult with their own legal and financial advisors before making an investment in the Shares and GDRs.

Political Risks

Political and governmental instability, including conflicts between central and regional authorities, or social unrests could disrupt the Company's ability to conduct its business.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy into a democracy with a market economy. The reforms have been widespread, and the failure of certain of these reforms, combined with uncertainty regarding the implications of certain of the other reforms, have left the Russian political system vulnerable to popular discontent. In addition, there have been incidents of labour and social unrest, particularly as a result of the failure of the Russian government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living in Russia. An escalation of this unrest may have political, social and economic consequences, such as increased support for a renewal of centralised authority, increased nationalism, including in the form of restrictions on foreign involvement in the Russian economy, and increased violence. An occurrence of any of the foregoing events would have a material adverse effect on the business, financial condition and results of operations of the Company or the trading price of the Shares and GDRs.

Since President Putin took office as prime minister in 1999 and then as president in 2000, the political and economic situation in Russia has generally become more stable and conducive to investment. However, signs of a breakdown in consensus among key Russian government officials have raised questions about the direction of future economic reforms.

The next State Duma and presidential elections are scheduled to be held in December 2007 and March 2008, respectively. The potential stagnation during the uncertain period leading up to these elections, as well as potential instability during the transition period, could negatively affect the economic and political environment in the near term. In addition, shifts in governmental policy and regulation in Russia may be less predictable than in many Western democracies. On 12 September 2007, President Putin dismissed the Russian government. Such changes in the Russian government, major policy shifts or lack of consensus between various branches of the Russian government and powerful economic groups could disrupt or reverse economic and regulatory reforms, including the electricity industry reform. No assurance can be given that a new Russian government, when formed, will follow the previously adopted policies for reform of the electricity industry, or will not substantially change its principles. Any or all of these factors could have a material adverse effect on the business, financial condition and results of operations of the Russian power companies, including the Company, or the trading price of the Shares and GDRs.

In addition, the delineation of authority and jurisdiction between local authorities and the federal government is, in many instances, unclear and remains contested. Currently, Russia comprises 85 sub-federal political units (scheduled to be reduced to 84 from 1 January 2008 and 83 from 1 March 2008), consisting of republics, territories, regions, cities of federal importance, autonomous districts and one autonomous region.

Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at different levels of government, which may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatisation, land legislation and licensing. Some of these laws, and the governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus and established precedent could hinder the long-term planning efforts of the Company and creates uncertainties in the operating environment, each of which may prevent it from effectively and efficiently implementing its business strategy, which could have a material adverse effect on its business, financial condition and results of operations or the trading price of the Shares and GDRs.

Furthermore, in the past, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, military conflict and terrorist attacks. In the future, such tensions, military conflict or terrorist activities could result in significant political consequences, including the imposition of a state of emergency in some or all of Russia or heightened security measures, which could disrupt normal economic activity and as a result have a material adverse effect on the business, financial condition and results of the Company or the trading price of the Shares and GDRs.

Potential deterioration of Russia's relations with other countries could disrupt the Company's ability to conduct business and could materially adversely affect the Company's business, financial condition and results of operations.

Since Mr. Putin became President in 2000, Russia has attempted to reassert its geopolitical interests in what had previously been Republics of the USSR. On several occasions, this has resulted in the deterioration of Russia's relations with such countries, including a comprehensive economic embargo against Georgia in 2006 and temporary suspension of oil shipments through Belarus in 2007. The Russian Law "On Special Economic Measures", adopted in December 2006, grants the President, acting only upon recommendation of the Russian Security Counsel, authority to both:

- impose restrictions or prohibit dealings with foreign states and/or foreign citizens; and
- impose obligations to perform specific activities in furtherance of the adopted economic measures.

If Russia were to impose a similar embargo or adopt any of the restrictive economic measures contemplated by this law with respect to Kazakhstan, or if Kazakhstan were to impose similar measures on Russia, this could restrict the Company's opportunities to obtain the Kazakh coal that its Troitskaya GRES and Serovskaya GRES branches require for their generation facilities or to dispose of ash from Troitskaya GRES, which could materially adversely affect the Company's business, financial condition and results of operations or the trading price of the Shares and GDRs. See "—Risks Relating to the Company's Business and Industry—Risks Relating to Suppliers and Service Providers—Two of the Company's generation plants are dependent on a specific grade and supplier of coal" and "—Risks Relating to the Company's Business and Industry—Other Risks Relating to the Company's Business and Industry—The licences and permits that the Company requires for its business, may be invalidated or may not be issued or renewed, or may contain onerous terms and conditions that restrict its ability to conduct its operations or could result in substantial compliance costs or administrative penalties".

Some of Russia's physical infrastructure is in very poor condition, which could disrupt normal business activity and materially adversely affect the Company's business, revenues, financial condition or operating results.

Russia's physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained since the dissolution of the Soviet Union. Particularly affected are the rails and road networks, power generation and transmission, communications systems and building stock. For example, during the winter of 2000 and 2001, electricity and heating shortages in Russia's far eastern Primorye region seriously disrupted the local economy. In August 2000, a fire at the main transmission tower in Moscow interrupted television and radio broadcasting for several weeks. In May 2005, an electricity blackout affected much of Moscow and some other regions in the central part of Russia for one day, disrupting normal business activity. Other parts of the country face similar problems. Road conditions throughout Russia are poor. In addition to the Russian government actively pursuing plans to reorganise the electricity sector, the Russian government is also seeking to reorganise its railway and telephone systems, as well as the public utilities. Any such reorganisations may result in increased charges and tariffs while failing to generate the anticipated capital investment that is needed to repair, maintain and improve these systems. The poor condition or further deterioration of the physical infrastructure in Russia may harm its national economy, disrupt the transportation of goods and supplies, including the supplies of coal that the Company obtains from Kazakhstan, as well as the disposal by rail to Kazakhstan of the ash produced by

its Troitskaya GRES branch, add costs to doing business and interrupt business operations, each of which could have a material adverse effect on the Company's business, revenues, financial condition or operating results or the trading price of the Shares and GDRs.

Crime and corruption could disrupt the Company's ability to conduct business.

The local and international press have reported significant criminal activity, including organised crime in Russia. In addition, the local and international press have reported high levels of official corruption in Russia, including bribery and the use of investigative and prosecutorial powers for corrupt purposes. In addition, reports have been published indicating that certain members of the Russian media have published or regularly publish biased articles in return for payment. The effects of organised or other crime, the demands of corrupt officials or any allegations that the Company has been involved in official corruption or biased articles could in the future bring negative publicity, or otherwise disrupt its ability to conduct its business effectively, and thus, could materially adversely affect its business, financial condition and results of operations.

The price of the Shares or GDRs may be affected by the general perception of the energy and utility sectors of the Russian economy.

Certain events, such as blackouts or other power supply disruptions, the political unrest in Russia, coupled with the fact that the Russian energy industry is undergoing a period of significant change and therefore subject to greater risk, could adversely affect investors' general perception of the energy and utility sectors and the share prices of companies within those sectors. The effect of such events and unrest on investor sentiment and on the trading price of the Shares or GDRs cannot be predicted, but it is possible that these share prices could significantly fluctuate or fall as a result of negative investor sentiment.

Legal Risks and Uncertainties

Weaknesses relating to the legal system create an uncertain environment for investment and business activity.

Risks associated with the Russian legal system include, to varying degrees, the following: inconsistencies between and among laws, presidential decrees, edicts and governmental and ministerial orders and resolutions; conflicting local, regional, and federal rules and regulations; the lack of judicial or administrative guidance regarding the interpretation of the applicable rules; the untested nature of the independence of the judiciary and its immunity from political, social and commercial influences; the relative inexperience of jurists, judges and courts in interpreting recently enacted legislation and complex commercial arrangements; a high degree of unchecked discretion on the part of governmental authorities; substantial gaps in the regulatory structure due to delays in or absence of implementing regulations; bankruptcy procedures that are not well-developed and are subject to abuse; a lack of binding judicial precedent; the complexity of enforcement of both Russian and non-Russian judicial orders and arbitral awards; and alleged cases of corruption within the judiciary and amongst government authorities. All of these weaknesses may affect the ability of the Company to protect and enforce its legal rights, including rights under contracts, and to defend against claims by third parties.

The relatively recent enactment of many laws, the lack of consensus about the scope, content and pace of political and economic reform and the rapid evolution of legal systems in ways that may not always coincide with market developments have resulted in ambiguities, inconsistencies and anomalies and, in certain cases, the enactment of laws without a clear constitutional or legislative basis. Not all Russian legislation and court decisions, particularly at the regional level, are readily available to the public or organised in a manner that facilitates understanding. Legal and bureaucratic obstacles and corruption exist to varying degrees in the Russian regions in which the Company operates and these factors are likely to hinder the further development of the Company. These characteristics give rise to certain investment risks that do not always exist in countries with more developed legal systems.

In particular, because of the current state of the Russian legal system, it is uncertain whether the Company would be able to enforce its rights in disputes with its contractual partners or other parties. The Company's ability to operate could be adversely affected by difficulties in protecting and enforcing its rights and by future changes to local laws and regulations.

Furthermore, the enforceability of these rights is dependent on the Russian courts, which are not always effective. Enforcement of court orders can, in practice, be very difficult in Russia. The independence of the judicial system and the prosecutor general's office and their immunity from economic and political influences is

less than complete. The Russian court system has been and may continue to be underfunded. Russia, like many Western European states, is a civil law jurisdiction and, as such, judicial precedents generally have no binding effect on subsequent decisions. Enforcement of court judgments by law enforcement agencies can be time consuming due to large numbers of outstanding court judgments. In addition, court claims are often used in furtherance of political aims.

Any or all of these weaknesses in the Russian legal system could have a material adverse effect on the business, financial condition and results of operations of the Company or the trading price of the Shares and GDRs.

Lack of developed corporate and securities laws and regulations in Russia may limit the ability of Russian companies to attract future investment or undertake capital markets transactions.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western European countries. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

- the FSFM;
- the Ministry of Finance;
- the Federal Anti-monopoly Service (the "FAS");
- the CBR; and
- various professional self-regulatory organisations.

The regulations of these various authorities are not always coordinated and may be contradictory. In addition, Russian corporate and securities rules and regulations and their interpretation or application can change rapidly, which may materially adversely affect the ability of Russian companies to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply. As a result, the Company may face difficulties when undertaking capital markets transactions or in complying with its ongoing securities law obligations, or be subject to fines or other enforcement measures despite its best efforts at compliance. The occurrence of any of the foregoing could have a material adverse effect on the business, financial condition and results of operations of the Company or the trading price of the Shares and GDRs.

Corporate governance standards in Russia are not of the same standard as those in Western Europe or the United States, and, as a result of the limited rights of minority shareholders under Russian law, investors may be unable to pursue legal redress against the Company.

Corporate governance standards in Russia are not of the same standard as corporate governance standards in Western European countries or the United States and generally provide less protection for investors. In particular, corporate governance practices in Russia have suffered from lack of transparency and information disclosure, both to the public and to shareholders; lack of independence of directors; and insufficient regulatory oversight and protection of shareholders' rights. Corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have on occasion suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices.

Despite recent amendments to the Joint Stock Companies Law, minority shareholders have somewhat of a limited ability under Russian law to protect their rights against majority shareholders. In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. While these protections are similar, for example, to the types of protections available to minority shareholders in U.S. corporations, in practice, corporate governance standards

for many Russian companies, in terms of minority shareholder rights as well as in other respects, have not always proven to be as rigorously applied as in Western companies, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices.

In addition, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning less than 75% of the issued and outstanding shares of a company may have a 75% or more voting power if some minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company or significant transactions (including asset transfers), which could be prejudicial to the interests of minority shareholders. It is possible that the Company's majority shareholders and management may in the future not act in the best interests of minority shareholders, and this could materially and adversely affect the business, financial condition and results of operations of the Company.

Disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. The concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed in Russia. Violations of disclosure and reporting requirements or breaches of fiduciary duties to the Company or to its shareholders could materially adversely affect the business, financial condition and results of operations of the Company.

As a result of these deficiencies of shareholder protections, some minority shareholders of Russian companies have suffered significant losses due to abusive share dilutions, asset transfers and transfer pricing practices, while other shareholders have suffered as a result of fraudulent bankruptcies initiated by hostile creditors. While the Joint Stock Companies Law provides that shareholders owning not less than 1% of the company's ordinary shares may bring an action for damages to the company caused by that company's managers or directors (and provides further that any shareholder may bring actions against a company's management and directors for compensation of damages caused by breach by those directors or management of certain anti-takeover provisions of the Joint Stock Companies Law), Russian courts to date do not have much experience with respect to such lawsuits. In Russia, there is no recognised practice of class action litigation. Accordingly, the investors' ability to pursue legal redress against the Company may be limited, reducing the protections available to the investors as holders of the Shares or the GDRs.

If transactions that the Company has entered into are challenged for non-compliance with applicable legal requirements, such transactions could be invalidated or liabilities imposed on the Company.

The Company has taken a variety of actions relating to share issuances, share acquisitions, valuation of property, interested party transactions, major transactions and anti-monopoly issues, in respect of which the applicable legal procedures are not always clear and which, therefore, could be subject to legal challenges. If any such challenge were successful, it could result in the invalidation of the relevant transaction or the imposition of liabilities on the Company. Moreover, since applicable provisions of Russian law are subject to many different interpretations, the Company may not be able to successfully defend any challenge brought against such transactions. For example, the provisions of Russian law defining which transactions must be approved as "major transactions" are subject to differing interpretations and there is no assurance that former or current minority shareholders of the Company will not challenge such transactions in the future. The invalidation of any such transactions or imposition of any such liabilities could have a material adverse effect on the Company's business, financial condition and results of operations or the trading price of the Shares and GDRs.

Shareholder rights provisions under Russian law may impose additional costs on the Company, which could cause the Company's financial results to suffer.

Russian law provides that shareholders of Russian companies that vote against, or do not participate in voting on, certain significant matters have the right to sell their shares to the company at market value. The decisions that trigger this right to sell shares include:

- decisions with respect to a reorganisation;
- the approval by shareholders of a "major transaction", which for this purpose, in general terms, is a transaction involving property worth more than 50% of the gross book value of the company's assets calculated according to RAS, regardless of whether the transaction is actually consummated; and
- the amendment of the company's charter, or adoption of a new version, in a manner that limits shareholder rights.

The obligation of the Company (or, as the case may be, its subsidiaries) to purchase shares in these circumstances is limited to 10% of the company's net assets calculated in accordance with RAS at the time the matter at issue is voted upon. Any such repurchases could result in the incurrence of additional material expenses and have a material adverse effect on the business, financial condition and results of operations of the Company or the trading price of the Shares and GDRs.

Economic Risks

Economic instability in the Russian Federation could adversely affect the Company's business, financial condition, results of operations or prospects.

Since the dissolution of the Soviet Union, the Russian economy has at various times experienced:

- significant declines in gross domestic product and consumption;
- hyperinflation;
- an unstable currency, including periods of significant decline in its value relative to other currencies;
- high government debt relative to gross domestic product;
- significant declines in gold and foreign currency reserves;
- weak banking systems providing only limited liquidity to domestic enterprises;
- a large number of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- growth of a black and gray market economy;
- pervasive capital flight;
- high levels of corruption and the penetration of organised crime into the economy;
- significant increases in unemployment and underemployment; and
- the impoverishment of a large portion of the population.

In the past, the Russian economy has been subject to abrupt downturns. In particular, on 17 August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its rouble-denominated securities, the CBR stopped its support of the rouble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the rouble, a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the near collapse of the Russian banking sector after the events of 17 August 1998, as evidenced by the termination of the banking licences of a number of major Russian banks.

Recently, the Russian economy has experienced positive trends, such as an increase in the gross domestic product, a relatively stable currency, increasing foreign currency reserves, strong domestic demand, rising real wages and, in historic terms, a reduced rate of inflation. These trends, however, may not continue or may be abruptly reversed. Additionally, the Russian economy remains poorly diversified and is largely dependent on the natural resources sector. For example, as Russia produces and exports large amounts of oil and gas, the Russian economy is especially vulnerable to the price of oil and gas on the world market, and a decline in the price of oil or gas could slow or disrupt the Russian economy. As the customer base of the Company is in Russia and it incurs all, or a great majority of all, of its direct costs in roubles a decline in the Russian economy could have a material adverse effect on the Company's business, financial condition and results of operations or the trading price of the Shares and GDRs.

Inflation may materially adversely affect the Company's results of operations.

The production activities of the Company are located in Russia, and the majority of its direct costs are incurred in Russia and it incurs all of its direct costs in rouble. Russia has experienced high levels of inflation since the early 1990s. Inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% that year. Notwithstanding recent reductions in the inflation rate, which in 2003 was 12.0%, in 2004 was 11.7%,

in 2005 was 10.9% and in 2006 was 9.0%, Russian companies have generally experienced inflation-driven increases in their costs that are linked to the general price level in Russia, such as supplies and materials, as well as salaries. If these trends continue, and particularly if the electricity tariffs remain regulated, the Company may not be able to preserve or optimise its operating margins. Accordingly, high rates of inflation in Russia could increase the costs and decrease the operating margins of the Company, which could have a material adverse effect on its business, financial condition and results of operations or the trading price of the Shares and GDRs.

The Russian banking system remains underdeveloped, with a limited number of creditworthy Russian banks, and another banking crisis could place severe liquidity constraints on the Company's business.

The Russian Federation's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Between April and July 2004, the Russian banking sector experienced its first serious turmoil since the financial crisis of August 1998. As a result of various market rumours and, in some cases, certain regulatory and liquidity problems, several privately-owned Russian banks experienced liquidity problems and were unable to attract funds on the interbank market or from their client base. Simultaneously, they faced large withdrawals of deposits by both retail and corporate customers. Several of these privately-owned Russian banks collapsed or ceased or severely limited their operations. As a result, there are currently also only a limited number of creditworthy Russian banks, most of which are located in Moscow. Russian banks owned or controlled by the Russian government or the CBR and foreign-owned banks generally were not adversely affected by the turmoil.

There are few, safe rouble-denominated instruments in which the Company may invest any excess rouble cash. Another banking crisis or the bankruptcy or insolvency of the banks with which the Company holds funds could result in the loss of the Company's deposits or affect its ability to complete banking transactions in the Russian Federation, which could have a material adverse effect on the Company's business and financial condition.

Restrictive currency regulations may have a material adverse effect on the business, financial condition and results of operations of Russian companies.

Notwithstanding significant recent liberalisation of the Russian currency control regime and the abolishment of certain restrictions from 1 January 2007, the current Russian currency control laws and regulations still contain a number of limitations. For example, certain currency controls restrictions were not repealed from 1 January 2007, and these include a general prohibition of foreign currency operations between Russia companies (except for the operations specifically listed in Federal Law "On Currency Regulations and Currency Control" No. 173-FZ of 10 December 2003 (the "Currency Law") and the operations between the authorised banks specifically listed in the CBR regulations) and the requirement to repatriate, subject to certain exemptions, export-related earnings in Russia. Restrictions on the Company's ability to conduct some of these transactions could increase costs or prevent the Company from continuing necessary businesses, or from successfully implementing its business strategy, which could have a material adverse effect on its business, financial condition and results of operations or the trading price of the Shares and GDRs.

As a result of the current state of the banking sector, considerable delays may occur in the transfer of funds within, and the remittance of funds out of, Russia. In addition, delays may occur in converting roubles into and out of foreign currency in order to meet certain payments.

The Company has not independently verified information from third-party sources.

The Company has sourced certain information contained in this prospectus from third parties, including RAO UESR, the FTS, the Trade System Administrator, private companies and institutes, international organisations and Russian governmental agencies, and has relied on the accuracy of this information without independent verification. Official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries. In addition, the veracity of some official data released by the Russian government may be questionable, and such data may be subject to revisions. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to the Russian Federation in this prospectus that makes use of data sourced from third parties, therefore, may not be sufficiently complete, accurate or reliable.

Taxation Risks

Russian tax laws, regulations and court practice are subject to frequent change, varying interpretations and inconsistent and selective enforcement.

The Russian government has initiated reforms of the tax system that have resulted in some improvement in the tax climate. The cornerstone of such reforms was a complete redrafting of the tax law into a new Russian Tax Code. As well as providing greater clarity, this has included the reduction of the corporate profits tax rate from 35% for most companies (43% for financial institutions, insurance and intermediary companies) to 24% for all companies from 1 January 2002 and also allowed for a broader range of expenses which are deductible from the tax base. Personal income tax has been reduced substantially for individuals who are tax resident in Russia; the current tax rate for such individuals is generally 13%. The standard rate of VAT has been reduced to 18%, and certain minor taxes have been abolished, such as the road users' tax (abolished from 1 January 2003) and sales tax (abolished from 1 January 2004).

Russian tax laws, regulations and court practice are subject to frequent change, varying interpretations and inconsistent and selective enforcement. For example, under certain circumstances, the three-year statute of limitations for the assessment of taxes pursuant to a tax audit can be significantly extended. According to the Constitution of the Russian Federation, laws which introduce new taxes or worsen a taxpayer's position cannot be applied retroactively. However, there were several instances when such laws were introduced and applied retroactively.

Despite the Russian government taking steps to reduce the overall tax burden on taxpayers in recent years in line with its objectives, Russia's largely ineffective tax collection system and continuing budgetary funding requirements increase the likelihood that the Russian Federation will impose arbitrary or onerous taxes and penalties in the future, which could have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Additionally, tax has been utilised as a tool for significant state intervention in certain key industries.

In addition to the usual tax burden imposed on Russian taxpayers, the conditions referred to above complicate tax planning and related business decisions. The uncertainties caused by such conditions could possibly expose the Company to significant fines and penalties and to potentially severe enforcement measures despite its best efforts at compliance, could result in a greater than expected tax burden and could have a material adverse effect on the Company's business, financial condition, results of operations and prospects or the trading price of the Shares and GDRs.

It is expected that Russian tax legislation will become more sophisticated, which may result in the introduction of additional revenue raising measures. Although it is unclear how these measures would operate, the introduction of such measures may affect the Company's overall tax efficiency and may result in significant additional taxes becoming payable. The Company cannot offer any assurances that the tax burden will not increase during the life of the Company. Such additional tax burden could have a material adverse effect on the Company's financial results or the trading price of the Shares and GDRs.

Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favour taxpayers. The Company therefore may be subject to greater than expected tax burdens that could materially adversely affect the Company's business and results of operations.

Russian tax law and practice is not as clearly established as that of more developed market economies and the practice of the Russian tax authorities may not always be in accordance with the law. The Russian tax authorities do not always apply the law evenly to all taxpayers, in certain instances due to political motivations. It is possible that the current interpretation of the law or understanding of practice may change or, indeed, that the law may be changed with retroactive effect, even though legislation with retroactive effect that cause a deterioration in taxpayers' positions is generally prohibited.

Generally, taxes payable by Russian companies are substantial and numerous. Such taxes include, among others:

- income tax;
- value-added tax ("VAT");

- transportation tax;
- excise taxes;
- land tax;
- unified social tax;
- water tax; and
- property tax.

Historically, the tax environment in the Russian Federation has been complicated by the fact that various authorities have often issued contradictory or retroactive pieces of tax legislation. For example, tax laws are unclear with respect to the deductibility of certain expenses. In addition, certain aspects of the process by which the Company was incorporated and restructured (see "Business—History and Development") were not specifically covered by the scope of Russian tax legislation. As a result, the Company may have taken positions in the past which management considered at the time to be in compliance with then-current tax law, but such positions could be subject to challenge by tax authorities in the future. Such uncertainty potentially exposes the Company to the risk of significant fines, penalties and enforcement measures, and could result in a greater than expected tax burden.

The Russian taxation system has recently been undergoing significant changes. The Russian Federation has been in the process of amending legislation regulating the application of major taxes, such as corporate income tax, VAT and corporate property tax, by adding new chapters to the Russian Tax Code. Although, most tax reforms have been implemented, additional and potentially significant changes to Russian tax law may still be introduced in the future.

In practice, the Russian tax authorities often interpret the tax laws in a way that does not favour taxpayers, who often have to resort to court proceedings to defend their positions against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organisations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation, such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose individual fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years preceding the year in which an audit is carried out. Previous audits do not exclude subsequent claims relating to the audited period because Russian tax law authorises upper-level tax inspectorates to revisit the results of tax audits conducted by subordinate tax inspectorates. In addition, in some instances, new tax regulations have been given retroactive effect.

On 14 July 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year period if a court determines that a taxpayer has obstructed or hindered a tax inspection. Moreover, recent amendments to the first part of the Tax Code, effective 1 January 2007, provide for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because the terms "obstructed", "hindered" or "created insurmountable obstacles" are not defined, tax authorities may have broad discretion to argue that a taxpayer has "obstructed", "hindered" or "created insurmountable obstacles" in respect of an inspection and ultimately to seek penalties beyond the three-year term.

In addition, on 12 October 2006, the Plenum of the Supreme Arbitration Court of the Russian Federation issued Ruling No. 53 which introduced a new concept of "unjustified tax benefit" which is defined mainly by reference to specific examples of such tax benefits (e.g. absence of business purpose) which may lead to disallowance thereof for tax purposes. There is no guidance on interpretation of this new concept by the tax authorities or courts, but it is likely that the tax authorities will actively seek to apply this concept when challenging in court tax positions taken by taxpayers. Although the intention of this Ruling was to combat abuse of tax law, in practice there can be no assurance that the tax authorities will not seek to apply this concept in a broader sense than may have been intended by the Supreme Arbitration Court.

The foregoing conditions create tax risks in the Russian Federation that are more significant than the tax risks typically found in countries with more developed taxation, legislative and judicial systems. These tax risks impose additional burdens and costs on the Company's operations, including management resources. Further, these risks and uncertainties complicate the Company's tax planning and related business decisions, potentially exposing the Company to significant fines, penalties and enforcement measures, despite its best efforts at compliance, and could materially adversely affect the Company's business, financial condition and results of

operations or the trading price of the Shares and GDRs. For example, in January 2007, the tax authorities issued a decision to the Company requiring payment of additional taxes and penalties in the aggregate amount of RUR 1.2 billion most of which is attributable to an alleged breach of applicable Russian tax laws by the Company in connection with its purchase of coal for Troitskaya GRES from a supplier. In May 2007, the Company obtained a court judgement which annulled substantially all of the tax authorities' claim. This judgement has been appealed by the tax authorities to the court of appeals. To the extent that such appeal or any future appeal is successful, in whole or in part, it could have a material adverse affect on the Company's business, financial condition and results of operations or the trading price of the Shares and GDRs.

The financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of the Company's Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the profit or loss of any of the Company's other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9% if distributed to Russian corporate residents, and 15% if distributed to foreign residents. If the company that receives the intercompany dividend is Russian and itself pays a dividend to a Russian resident, the receiving company may offset the amount of withholding tax on the dividend it receives against the tax the receiving company is required to withhold on the dividend it pays to the Russian resident. These and other tax requirements impose additional burdens and costs on the Company's operations, including management resources. However, the above rules will be changed with effect from 1 January 2008, whereby dividends receivable by Russian entities from their Russian subsidiaries will not be subject to withholding tax, provided that certain conditions (including a holding period, share of participation and amount of investment and some other) described in the applicable law are met.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact the Company's business, financial condition and results of operations.

Transfer pricing legislation became effective in the Russian Federation on 1 January 1999. Such legislation allows the tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of all "controlled" transactions, provided that the transaction price differs from the market price by more than 20%. "Controlled" transactions include transactions with related parties, barter transactions, foreign trade transactions and transactions with unrelated parties with significant price fluctuations (i.e., if the price of such transactions differs from the prices on similar transactions by more than 20% within a short period of time). Transfer pricing adjustments are also applicable to the trading of securities and derivatives. There has been no formal guidance (although some court practice is available) as to how these rules will be applied, and moreover, Russian transfer pricing rules are vaguely drafted, leaving wide scope for their interpretation to the discretion of the Russian tax authorities and arbitration courts, and their use in politically motivated investigations and prosecutions. In addition, in the event that a transfer pricing adjustment is assessed by Russian tax authorities, the Russian transfer pricing rules do not provide for an offsetting adjustment to the related counterparty in the transaction that is subject to adjustment. Due to the uncertainties in the interpretation of transfer pricing legislation, the tax authorities may challenge the prices of certain of the Company's transactions and propose adjustments. If such price adjustments relate to the Company or its subsidiaries and are upheld by the Russian arbitration courts and implemented, the Company's results of operations could be materially adversely affected. In addition, the Company could face significant losses associated with the assessed amount of prior underpaid taxes and related interest and penalties, which could have a material adverse effect on the Company's financial condition and results of operations or the trading price of the Shares and GDRs.

Moreover, the Ministry of Finance of the Russian Federation is in the process of drafting proposed amendments to the transfer pricing legislation, which may come into force in 2008. Such amendments, if adopted, are expected to result in stricter transfer pricing rules. If the tax authorities were to impose significant additional tax liabilities as a result of transfer pricing adjustments, this could have a material adverse impact on the Company's business, financial condition, results of operations and prospects or the trading price of the Shares and GDRs.

Risks Relating to the Shares, the GDRs and the Trading Market

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of the Shares, including the Shares underlying the GDRs.

Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a shareholders' register and is evidenced by extracts from that register. Currently, there is no central share registration system in Russia. Shareholders' registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licenced registrars located throughout Russia. OJSC "Central Moscow Depository" (the "Registrar") maintains the share register of the Company. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licenced registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalisation and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, official and unofficial governmental actions or the negligence of registrars incapable of compensating shareholders for their misconduct. Russian law does not expressly prohibit affiliation between a registrar and its shareholders, including the entities whose share registers such registrar maintains. This creates risks of loss not normally associated with investments in other securities markets. Further, the Depositary, under the terms of the Deposit Agreements, is not liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See "Description of Share Capital and Certain Requirements of Russian Legislation—Description of Share Capital—Registration and Transfer of Shares" and "Description of the Global Depositary Receipts—Russian Share Register".

Because the Depositary may be considered the owner of the Shares represented by the GDRs, such Shares may be seized or arrested in legal proceedings in Russia against the Depositary.

Many jurisdictions, such as the United Kingdom and the United States, distinguish between legal owners of securities, such as a depositary, and the beneficial owners of securities, such as the GDR holders. In these jurisdictions, shares held by a depositary on behalf of the GDR holders would not be subject to seizure in connection with legal proceedings against the depositary that are unconnected with the Shares.

Russian law may not, however, recognise a distinction between legal and beneficial ownership, and it may only recognise the rights of the depositary in whose name the shares are held. Thus, in proceedings brought against a depositary, whether or not related to the shares represented by GDRs, Russian courts may treat those underlying Shares as the assets of the depositary, open to seizure or arrest.

In the past, a lawsuit was filed against a depositary other than the Depositary seeking the seizure of various Russian companies' shares represented by global depositary receipts issued by that other depositary. In May 2007, the Federal Customs Service of Russia began the process of bringing a new lawsuit against that other depositary, based on allegations of fact common to the prior lawsuit. In the event that a lawsuit seeking the seizure or arrest of the shares underlying the Company's GDRs were to be successfully initiated in the future against the Depositary, its agents or any future depositary or its agents for the Company's GDRs, and the shares represented by the Company's GDRs were to be seized or arrested, GDR holders would lose their rights to such underlying shares and the GDRs holders could lose all or part of the money they invested in the GDRs. See "—Following the Offering holders of Shares may not be able to deposit the Shares in the GDR programme in order to receive GDRs, and changes in Russian regulatory policy with respect to the placement and circulation of the Shares outside Russia in the form of GDRs or otherwise may negatively affect the market for the Shares and GDRs offered in the Offering".

Voting rights with respect to the shares represented by the GDRs are limited by the terms of the Deposit Agreements and the relevant requirements of Russian law.

GDR holders will have no direct voting rights with respect to the shares represented by the GDRs. GDR holders will be able to exercise voting rights with respect to the shares represented by GDRs only in accordance with the applicable provisions of the Deposit Agreements, the terms and conditions of the GDRs and the relevant requirements of Russian law. Further, there exist practical limitations upon the ability of GDR holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Company is required under its Charter to notify shareholders at least 30 days in advance of any meeting and, in relation to an extraordinary general shareholders' meeting to elect directors and on certain other matters, the Joint

Stock Companies Law requires at least 70 days' notice. Holders of the shares will receive notice directly from the Company and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

GDR holders, by comparison, will not receive notice directly from the Company. Rather, in accordance with the Deposit Agreements, the Company will provide notice to the Depositary. The Depositary has undertaken, in turn, as promptly as reasonably practicable thereafter, if requested by the Company in writing in a timely manner and at its expense, and provided there are no U.S., U.K. or Russian legal prohibitions (including, without limitation, the Listing Rules and Prospectus Rules of the U.K. Listing Authority and the admission and disclosure standards of the London Stock Exchange or the rules of any Russian stock exchange on which the Company's shares are listed) to distribute to GDR holders notice of such meeting, copies of voting materials (if and as received by the Depositary from the Company) and a statement as to the manner in which instructions may be given by GDR holders. To exercise their voting rights, GDR holders must then instruct the Depositary how to vote the shares represented by the GDRs they hold. Because of these additional procedural steps involving the Depositary, the process for exercising voting rights may take longer for GDR holders than for holders of shares not represented by GDRs, and the Company cannot assure GDR holders that they will receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. GDRs for which the Depositary does not receive timely voting instructions will not be voted.

In addition, although Russian securities regulations expressly permit the Depositary to split the votes with respect to the shares represented by GDRs in accordance with instructions from GDR holders, there is little court or regulatory guidance on the application of such regulations, and the Depositary may choose to refrain from voting altogether unless it receives instructions from all GDR holders to vote the Company's shares in the same manner. GDR holders may thus have significant difficulty in exercising voting rights with respect to the Company's shares represented by the GDRs. The Company cannot assure holders and beneficial owners of GDRs that they will (i) receive notice of shareholders' meetings to enable the timely return of voting instructions to the Depositary, (ii) receive notice to enable the timely cancellation of GDRs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders' rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions. See "Description of the Global Depositary Receipts—Voting Rights" for a description of the voting rights of holders of GDRs.

The Depositary is only required to execute the voting instructions of the holders of GDRs insofar as practicable and as permitted under applicable law. In practice, holders of GDRs may not be able to instruct the Depositary to (i) vote the Shares represented by their GDRs on a cumulative basis, (ii) introduce proposals for the agenda of shareholders' meetings or request that a shareholders' meeting be called or (iii) nominate candidates for the Board of Directors or the Company's audit commission. If GDR holders wish to take such actions, they should timely request that their GDRs be cancelled and take delivery of the Company's shares and thus become the owners of the Company's shares on the Company's share register. GDRs for which no voting instructions have been received prior to the applicable voting deadlines will not be voted.

The Shares will become transferable on the next business day following the filing of a valid Placement Notice with the FSFM, but the failure to duly and timely file the Placement Notice or any other violations of the Russian securities laws could result in the Offering being held invalid, failed or incomplete.

The Shares issued in the Offering will generally become transferable on the next business day following filing by the Company of a valid Placement Notice with the FSFM, provided that the filing of such Placement Notice is duly and timely made. The Company intends to file the Placement Notice on or about 11 October 2007, but in any event not later than 30 days following completion of the placement, which is the deadline established for such filing under applicable Russian law and the Company's decision on issuance with respect to the newly issued Shares. During the period between the GDR Closing Date and business day following receipt by the Depositary of written notice from the Company that either a valid Placement Notice has been duly and timely filed, or a placement report had been registered, with FSFM, GDR holders will not be able to withdraw the Shares underlying any GDRs or instruct the Depositary to vote the Shares evidenced by their GDRs, as they would otherwise be able to do. Such limitations on withdrawal and voting of the underlying ordinary Shares apply with equal force to all Shares deposited with the Depositary against the provisional issuance of GDRs, whether deposited by the Company with the Depositary at closing against the issuance of GDRs in connection with the Offering or otherwise.

If the Company fails to duly and timely file the Placement Notice, it would still be entitled to file a placement report for registration with the FSFM, pending which registration the GDRs would continue to be

provisionally issued and the withdrawal and voting restrictions discussed above would remain in place. The FSFM is statutorily required to make a decision on registration within two weeks after the Company files the placement report, but it may take longer or the registration of the placement report may not occur at all. The FSFM may refuse to register the placement report if, among other things, the Company violated Russian law in the issuance process and a Russian court may also hold the placement invalid for such violations. In such case, the subscription may be declared invalid, failed or incomplete. In that case, Russian law will require the Company to refund the proceeds of the Offering of newly issued Shares to the subscribers for such Shares, including the Depositary, without interest.

Under the Deposit Agreements, if a Placement Notice has not been duly and timely filed with the FSFM or the Company did not have the right to file it and a placement report has not been registered on or before the date which is 60 days after the GDR Closing Date (or such later date as the Company may agree with the Managers), the Company will issue a press release and notify the Depositary and the London Stock Exchange, and trading in the GDRs representing the Company's newly issued Shares will be cancelled, whereupon the Company will deliver to the Depositary the amount of proceeds required under Russian law for remittance to the then holders of GDRs. From the time the Depositary receives such funds, the GDRs issued in connection with the Offering will represent the right to receive a proportional interest in the funds so received. The funds so received by the Depositary in any currency other than Dollars will be converted into Dollars (at the market rates then available) and distributed to the then holders of the relevant GDRs in accordance with the terms of the Deposit Agreements. The amount per GDR ultimately delivered to holders of GDRs may be less than the offer price per GDR. The delivery of funds may be subject to applicable withholding taxes and may be delayed or diminished due to Russian currency control, banking and securities regulations or practices (including those potentially requiring the conversion of funds from or into rubles) and may be prevented if there is a change in such regulations or practices.

Furthermore, there is a risk that the Placement Notice or a placement report or its (their) filing with the FSFM or the issuance of the Shares, in general, may be challenged in court by any interested party for failing to comply with Russian securities laws within three months from the date of filing of the Placement Notice (placement report). Any such challenge, if successful, may result in the invalidation of the issuance of the Shares, cancellation of the Shares and GDRs and return of the proceeds from the Offering to the holders of the Shares and GDRs as described above.

GDR holders will be taking credit risk on the Company for the delivery of funds in the event that a Placement Notice is not filed, a placement report is not registered or the subscription is challenged and/or declared invalid, failed or incomplete due to failure by the Company to duly and timely file the Placement Notice or if the Company does not have the right to file such a Placement Notice.

Because there has been no prior market for the GDRs and only a limited market for the Company's shares, the Offering may not result in an active or liquid market for the GDRs and the Shares, and, as a result, the price of GDRs and the Shares may be highly volatile.

Before the Offering, there has been no prior market for the GDRs and only a limited market for the Company's shares. Despite the fact that the public free float for the Company's shares is approximately 19%, trading volumes for the Company's shares is insignificant. This public free float is expected to increase further as a result of the Offering and the Shares are expected to be admitted to trading on the RTS and MICEX. However, a liquid trading market for the Shares may not develop.

Further, with respect to the GDRs, although applications have been made to the U.K. Listing Authority for the GDRs to be admitted to the Official List and to the London Stock Exchange for such GDRs to be admitted to trading on the Main Market through its IOB, an active public market may not develop or be sustained after the completion of the Offering. If a liquid trading market for the GDRs does not develop, the price of the GDRs may become more volatile and it may be more difficult to complete a buy or sell order for the GDRs.

Moreover, the inability to convert the Shares into GDRs due to the limitations imposed by the Company's GDR permit on the size of the GDR programme and other depositary receipts programmes, and the restriction that no more than 35% of any class of a Russian company's shares may be circulated abroad through depositary receipt programmes, may inhibit arbitrage transactions that would otherwise harmonise the trading price of the GDRs on the IOB with that of the Shares on the RTS and MICEX, which may result in uncertainties in price discovery and increase the volatility of the trading price of the GDRs and the Shares.

In addition, the newly issued Shares are not transferable until the business day following the filing of Placement Notice (or such other date on which newly issued Shares become transferable as a matter of Russian law). From the time the newly issued Shares become transferable and until the date on which the state registration number therefor is consolidated with the state registration number for previously issued ordinary shares, the newly issued Shares are transferable and can be traded on MICEX or RTS. However, the newly issued Shares will only be eligible for trading on MICEX under a temporary, separate ticker symbol "OGK2-001D" until the consolidation of the state registration numbers. The FSFM generally consolidates the state registration number of newly issued shares with that of previously issued shares after the end of a three month period commencing upon the filing of a placement notice or the registration of a placement report relating to the newly issued shares. After such consolidation, the MICEX trading symbol for the newly issued Shares will be unified with the trading symbol for the previously issued ordinary shares, "OGK2", and all such ordinary shares will be fully fungible. The existence of two different tickers for the Company's shares for MICEX trading during the temporary ticket period could negatively affect the liquidity which could otherwise have been expected if the shares were traded under a single ticket.

The trading prices of the Shares and GDRs may be subject to wide fluctuations in response to a number of factors, including:

- variations in the Company's operating results and those of other power generation companies and those of other Russian companies;
- securities analysts and investors' expectations with respect to such results not being met by the Company;
- changes to the scope or pace of implementation of reform of the Russian electricity sector;
- variations in national and industry growth rates;
- actual or anticipated announcements of technical innovations or new products or services by the Company or its competitors;
- changes in governmental legislation or regulation;
- general economic conditions within the Company's business sector or in Russia; or
- extreme price and volume fluctuations on the Russian or other emerging market stock exchanges.

The Russian stock markets historically have experienced extreme price and volume fluctuations. Such market fluctuations could adversely affect the value of the Shares and GDRs. Moreover, the market price of the Shares and GDRs may decline below the Offer Price.

If JSC "Gazenergoprom-Invest" does not purchase the Shares it has committed to in the Offering, the size of, and the proceeds by the Company from, the Offering may be substantially reduced.

The Company has been informed that JSC "Gazenergoprom-Invest", an entity which the Company believes is an affiliate of JSC Gazprom, intends to acquire an aggregate of 4,000,000,000 Shares in the form of Shares (the "Gazprom Shares") in the Offering. The Gazprom Shares will not be underwritten by the Managers pursuant to the Underwriting Agreement (as defined herein). See "Plan of Distribution". As a result, if for any reason JSC "Gazenergoprom-Invest" does not purchase the Gazprom Shares, the Gazprom Shares will not be placed and the Company will be required to cancel the Gazprom Shares pursuant to the Russian decision and the Russian prospectus. If this were to occur, the size of the Offering would be substantially reduced and the proceeds received by the Company from the Offering would be significantly lower than anticipated. As a result, the Company may need to seek other sources of financing to continue to implement its capital expenditure programme as currently planned. If it is unable to obtain such financing, it may need to scale back or suspend its capital expenditure programme. See "—The Company may be unable to raise additional capital." and "—The Company may not be able to complete its investment programme on time, on budget or at all."

Various Russian electricity generation companies are considering public offerings of their shares during 2007-2008.

RAO UESR is currently considering whether to conduct public offerings during 2007-2008 with respect to some of the remaining electricity generation companies that it controls, including both OGKs, which are generally similar to the Company, and TGKs. Should these plans be fulfilled, the equity capital markets may be congested with shares of Russian generation companies and the demand for such shares may be limited. In this case, the trading price of the Shares and GDRs may be materially adversely affected.

U.S. holders may not be able to exercise their pre-emptive rights.

Generally, existing holders of shares of Russian open joint stock companies are in certain circumstances entitled to pre-emptive rights with respect to newly issued shares, pursuant to Russian law and the charter of the Company, as described in "Description of Share Capital and Certain Requirements of Russian Legislation—Description of Share Capital—Rights attaching to ordinary shares". U.S. holders of GDRs may not be able to exercise pre-emptive rights with respect to any new equity issuances by the Company, unless a registration statement under the U.S. Securities Act is effective with respect to those rights, or an exemption from the registration requirement thereunder is available. The Company does not currently expect to file any such registration statement, and no assurance can be given that an exemption from the registration requirements of the U.S. Securities Act would be available to enable such U.S. holders to exercise such pre-emptive rights and, if such exemption were available, the Company may not take the steps necessary to enable holders of GDRs to rely on it.

The Company may decide not to pay dividends in the future, and holders of GDRs may be subject, in any event, to limitations or delays in repatriating their earnings from distributions made on the GDRs.

The Company's dividend policy does not target a specific percentage of net income to be paid as dividends and, as a result, the Company does not have an obligation to pay dividends to holders of the Shares or GDRs. See "Dividend Policy". Though the Company did pay dividends on a regular basis during 2005-2006, any need for additional funds may result in the General Shareholders' Meeting deciding to retain all profits earned. For instance, The General Shareholders' Meeting may decide against issuing dividends if it determines that the debt and equity capital raised by the Company appears to be insufficient for its investment programme or construction projects. Should the General Shareholders' Meeting, in which RAO UESR currently has a majority of the voting rights (and in which, whether as a result of the proposed asset swap between RAO UESR and Gazprom or any arrangement between Gazprom and RAO UESR regarding the transfer of rights attached to shares of the Company in advance of such asset swap or through acquisitions of Shares in the Offering or on the secondary market, Gazprom may acquire a substantial number of voting shares), decide against issuing dividends, investors will not be able to realise earnings from their holdings in the Shares or GDRs in the form of dividends. See "—Risks Relating to the Company's Business and Industry—Other Risks Related to the Company's Business and Industry—Gazprom may acquire a significant degree of control over the Company, including as a result of the restructuring of RAO UESR, and the interests of Gazprom, which is also a shareholder in competing generation companies, may conflict with those of other holders of the Company's Shares and GDRs".

In the event that the Company does elect to pay a dividend on the Shares, it may decide to pay it in roubles or in foreign currencies. In the event that the Company decides to pay the dividend in roubles, or if Russian companies were again required, as they were in the past, to pay all dividends on ordinary shares in roubles, current Russian legislation would permit such rouble funds to be converted into U.S. dollars by the Depositary without restriction, although the ability to convert roubles into U.S. dollars would be subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of roubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, further development of such markets is uncertain. At present, there is no viable market in which to hedge rouble- and rouble-denominated investments.

Holders of Shares or GDRs may not be able to benefit from double tax treaties.

Under Russian law, dividends paid to a non-resident holder of the Shares or the GDRs will generally be subject to Russian withholding tax at a rate of 15% for legal entities and organisations and to individual income tax at a rate of 30% for individuals. This tax may be reduced under the provisions of the relevant double tax treaty between the Russian Federation and the country in which the holder of the Shares or GDRs is resident for tax purposes. However, Russian tax rules applicable to GDR holders are characterised by significant uncertainties and, until recently, an absence of interpretive guidance. The Ministry of Finance of the Russian Federation has expressed its opinion that holders of depositary receipts should be treated as the beneficial owners of the dividends paid on underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax treaty residence of the holders of the depositary receipts is duly confirmed. However, the Russian tax authorities have not provided official guidance of general applicability addressing how a GDR holder should demonstrate its beneficial ownership in the underlying shares. In the absence of any specific provisions in the tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities will ultimately treat the GDR holders in this regard.

In order to obtain a reduction of the dividend withholding tax rate under the double tax treaty between the Russian Federation and the country in which the holder of the Shares or GDRs is tax resident, a non-resident holder of the Shares or the GDRs that is a legal entity or organisation should provide the Company with an apostilled or legalised certificate of its tax residence issued by the competent authority of the country in which it is tax resident with an attached notarised translation into Russian. The confirmation needs to be renewed on an annual basis and provided to the Company before the first payment of dividends in each calendar year. In practice, both obtaining and submitting this certificate may be difficult, especially in the case of GDR holders. Obtaining the application of the treaty benefits may, therefore, be a time-consuming and administratively burdensome procedure and, as a practical matter, these benefits may be unavailable to some non-resident holders, including those residing in the United States or United Kingdom. Capital gains from the sale of Shares or GDRs may be subject to Russian income tax.

Capital gains from the sale of Shares or GDRs may be subject to Russian income tax.

Under Russian tax legislation, gains arising from the sale, exchange or other disposition by legal entities or organisations of Russian shares and securities, such as the Shares, as well as financial instruments derived from such shares, such as the GDRs, may be subject to Russian profits tax or withholding tax. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered presence in Russia. Gains arising from the sale, exchange or other disposition of the foregoing types of securities listed on foreign stock exchanges on such stock exchanges by non-resident holders that are legal entities are not subject to taxation in Russia. Therefore, so long as the GDRs remain listed on the London Stock Exchange, gains arising from the sale, exchange or other disposition on the London Stock Exchange of GDRs by non-resident legal entities or organisations should not be subject to taxation in Russia.

Capital gains arising from the sale, exchange or other disposition of the GDRs or Shares by an individual non-Russian resident generally will be subject to Russian tax if they are treated as Russian source income. In the absence of a clear definition of what constitutes income from Russian sources, gains arising from the sale, exchange or other disposition of the Shares or GDRs whether within or outside Russia by holders who are individuals not resident in Russia for tax purposes may be considered Russian source income and, therefore, may be taxable in Russia. See "Taxation—Certain Russian Federal Tax Considerations".

Future sales of the Company's Shares or GDRs may affect the market price of the Shares or GDRs.

Following the Offering, new issuances and sales, or the possibility of new issuances and sales, of a substantial number of the Company's shares, or shares in the form of GDRs, onto the public markets, could have an adverse effect on the trading prices of the Shares or GDRs and/or could affect the Company's ability to obtain further capital through an offering of equity securities. New issuances of shares, or sales of shares by RAO UESR, will no longer be restricted following the expiry of the lock-up period (see "The Offering—Lock-Up"). In particular, RAO UESR has indicated its intention to spin off its shareholding in the Company to the shareholders of RAO UESR (see "—Risks Relating to the Company's Business and Industry—Other Risks Related to the Company's Business and Industry—Gazprom may acquire a significant degree of control over the Company, including as a result of the restructuring of RAO UESR, and the interests of Gazprom, which is also a shareholder in competing generation companies, may conflict with those of other holders of the Company's shares and GDRs"). It has been reported that, as part of the restructuring plans of RAO UESR, Gazprom and RAO UESR have reached an agreement relating to a swap of those shares that Gazprom and the Russian Federation, as current shareholders of RAO UESR, would receive after the dissolution of RAO UESR. Under this plan, which is subject to approval by shareholders of RAO UESR, it is contemplated that in the third quarter of 2008 Gazprom will obtain a stake of approximately 55% (based on the Company's issued share capital prior to completion of the Offering in the Company), and Gazprom and RAO UESR are also conducting preliminary discussions in relation to transfer of certain rights attached to such shares (see "—Risks Relating to the Company's Business and Industry—Other Risks Related to the Company's Business and Industry—Gazprom may acquire a significant degree of control over the Company, including as a result of the restructuring of RAO UESR, and the interests of Gazprom, which is also a shareholder in competing generation companies, may conflict with those of other holders of the Company's shares and GDRs"). In addition, the reorganisation of RAO UESR may contemplate that holders of RAO UESR's outstanding depositary receipts who are located in the United States may not receive shares in the Company but cash instead. If this were to occur, it is likely that the cash would be obtained in full or in part from sales of the shares distributed to the depositaries under the depositary programme. Sales by RAO UESR, Gazprom, the depositaries or another such shareholder of all or part of their shares in the Company may negatively affect the price of the Company's shares. Additionally, the

expiry of the lock-up period may precede the publication of the full year results for the Company. Were RAO UESR, Gazprom and/or the Company to proceed with the spin-off or sale in advance of the publication of the full year results, investors may experience additional volatility related to the spin-off or sale, as well as speculation regarding, and reaction to, the full year results report.

Moreover, RAO UESR's board of directors did not approve the lock-up deed with respect to the disposal of the Company's shares after the Offering (see "The Offering"). Applicable Russian law and provisions of the charter may be interpreted as requiring such approval. Should the lock-up deed be successfully challenged on the basis of any such non-approval, RAO UESR will not be bound by the respective lock-up obligations and, therefore, may sell or otherwise dispose of the Company's shares, which in turn may materially adversely affect any investments in the Shares.

Subsequent equity offerings may also reduce the percentage ownership of the Company's existing shareholders. Moreover, any newly issued preferred shares may have rights, preferences or privileges senior to those of the Shares.

Following the Offering holders of Shares may not be able to deposit the Shares in the GDR programme in order to receive GDRs, and changes in Russian regulatory policy with respect to the placement and circulation of the Shares outside Russia in the form of GDRs or otherwise may negatively affect the market for the Shares and GDRs offered in the Offering.

Whenever the Depositary believes that the Company's ordinary shares deposited with it against issuance of GDRs (together with any other securities deposited with it against the issuance of depositary receipts and any other securities held by it and its affiliates for their proprietary accounts or as to which they exercise voting and investment power) represent (or, upon accepting any additional shares for deposit, would represent) such percentage as exceeds any threshold or limit established by any applicable law, directive, regulation or permit, or satisfies any condition for making any filing, application, notification or registration or obtaining any approval, licence or permit under any applicable law, directive or regulation, or taking any other action, the Depositary may (1) close its books to deposits of additional shares in order to prevent such thresholds or limits being exceeded or conditions being satisfied or (2) take such steps as are, in its opinion, necessary or desirable to remedy the consequences of such thresholds or limits being exceeded or conditions being satisfied and to comply with any such law, directive or regulation, including, subject to prior consultation with the Company, causing pro rata cancellation of GDRs and withdrawal of underlying shares from the depositary receipt programme to the extent necessary or desirable to so comply.

Russian securities regulations provide that no more than 35% of any class of a Russian company's issued shares may be circulated abroad through depositary receipt programmes or otherwise. The Company has received permission from the FSFM for up to 8.4 billion of its ordinary shares to be circulated abroad through depositary receipt programmes. Upon the completion of the Offering, and, assuming all Shares offered hereby in the form of GDRs are deposited into the GDR programme, the GDR programme will account for 4.9% of the Company's issued and outstanding shares (excluding any shares issued to existing shareholders in connection with the exercise of their statutory pre-emptive rights). There can be no assurance that the Company will be able to obtain approval for a deposit of a greater number of its shares in the GDR programme than the Company currently has approval for. As a result, following the Offering, some holders of Shares may not be able to deposit their Shares in the GDR programme in order to receive GDRs.

In addition, under Russian corporate law, a person that has acquired more than 30%, 50% or 75% of an open joint stock company's ordinary shares and voting preferred shares (including, for such purposes, the shares already owned by such person and its affiliates) will, except in certain limited circumstances, be required to make, within 35 days of acquiring such shares, a mandatory tender offer for other shares of the same class and for securities convertible into such shares. From the moment of the relevant acquisition until the date the offer is sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% (or as the case may be, 50% or 75%) of the company's ordinary shares and voting preferred shares (regardless of the size of their actual holdings). See "Description of Share Capital and Certain Requirements of Russian Legislation—Description of Share Capital—Share Acquisition above Certain Thresholds and Anti-Takeover Protection". Under Russian law, the Depositary may be considered the owner of the shares underlying the GDRs, and as such may be subject to the mandatory public tender offer rules. See "—Because the Depositary may be considered the owner of the Shares represented by the GDRs, such Shares may be seized or arrested in legal proceedings in Russia against the Depositary". In addition, in a letter to the Depositary in July 2006, the Russian securities regulatory authority took the general position that the mandatory public tender offer rules do apply to a depositary bank. The terms of the Deposit Agreements therefore permit the

Depositary to close its books to new deposits that would cause it to hold 29.99% or more of the Company's shares. Accordingly, at present, the mandatory tender offer rules and the provisions of the Deposit Agreements result in a *de facto* limit on the proportion of the Company's shares that may be deposited into the Company's GDR programme at 29.99%.

In addition, under Russian anti-monopoly legislation, transactions exceeding a certain amount, involving companies with a combined value of the assets under Russian accounting standards that exceeds a certain threshold or companies registered as having more than a 35% share of a certain commodity market, and resulting in a shareholder (or a group of affiliated shareholders) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets the value of which exceeds a certain amount, must be approved in advance by the FAS. See "Description of Share Capital and Certain Requirements of Russian Legislation—Approval of Antimonopoly Authorities". The Depositary has received general interpretive guidance from FAS that it need not obtain the approval referred to in the preceding sentence in connection with depositary receipt programmes such as the Company's GDR programme. If, however, FAS were to rescind or disregard its above mentioned interpretation, the Company's GDR programme would be subject to a *de facto* limit of 24.99% of its outstanding shares, unless the Depositary could obtain FAS approval for a higher percentage.

As a result, it may not be possible to deposit Shares into the Company's GDR programme in order to receive GDRs, and under certain circumstances holders of GDRs may be required to withdraw Shares from the GDR programme, which may in either case affect the liquidity and the value of their investment.

The aforementioned restrictions have been changed in the past and may be subject to changes at any time in the future by the Russian regulatory authorities, and there can be no assurance that changes by the authorities will not adversely affect the legality or size of the Company's depositary receipt programme, which could adversely affect the value of the Shares or the GDRs. Any additional issuance of the Company's shares is registered with the FSFM, and is assigned a provisional state registration number, containing a suffix distinguishing it from the previous issuance of Shares of the same class. Under Russian law, the FSFM must cancel the suffix upon the expiration of three months following the registration of the placement report for the issuance (or, if applicable, upon the expiration of three months following the filing of a notice of the results of the issuance), but in practice such cancellation may be delayed beyond the prescribed term. The FSFM permission for the Company's GDR programme expressly permits the deposit of Shares having a specific registration number, 1-02-65105-D-001D, which is the provisional number for the Shares issued in connection with the Offering prior to the cancellation of the temporary suffix referred to above. It may not be possible to deposit shares having a different registration number in the Company's GDR programme. In this case, the Depositary may be entitled to refuse a deposit of Shares having a different registration number than those set out in the FSFM permission for the GDR programme.

Recourse against the Company and its directors and senior management may be limited because the Company generally conducts its operations outside the United States and the United Kingdom and all of the Company's current directors and senior management reside outside the United States and the United Kingdom.

The Company is incorporated under the laws of the Russian Federation. Judgments rendered by a court in any jurisdiction outside the Russian Federation will generally be recognised by courts in the Russian Federation only if an international treaty providing for recognition and enforcement of judgments in civil or commercial cases exists between the Russian Federation and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. There is no treaty between the United States and the Russian Federation or the United Kingdom and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters, and no relevant federal law on enforcement of foreign court judgments has been adopted in the Russian Federation. These limitations may deprive investors of effective legal recourse for claims related to their investment in the Shares or the GDRs. The Deposit Agreements in respect of the GDRs provides for actions brought against the Company by any holder of GDRs to be settled by arbitration in London, England, in accordance with the rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in Russia due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favour of foreign investors, the corruption of Russian courts and Russian courts' inability to enforce such orders.

In addition, all of the Company's current directors and members of its senior management reside outside the United States and the United Kingdom, principally in the Russian Federation. All or a substantial portion of the Company's assets and the assets of its current directors and senior management are located outside the United States and the United Kingdom, principally in the Russian Federation. As a result, it may not be possible to effect service of process within the United States or the United Kingdom upon the Company or its directors and members of senior management, or to enforce U.S. or U.K. court judgments obtained against the Company or its directors and members of senior management in jurisdictions outside the United States and the United Kingdom, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for holders of Shares or GDRs to enforce, in original actions brought in courts in jurisdictions outside the United States and the United Kingdom, liabilities predicated upon U.S. or U.K. securities laws.

The shares of the Company may be delisted from RTS or the MICEX

The Company's shares are listed on the "B" list of, and traded on, both the RTS and MICEX. In accordance with current Russian listing rules enacted by the Decree of the FSFM No. 06-68/pz-n dated 22 June 2006 (as amended), a company's shares may be delisted from a stock exchange if, among other things, the company's shares do not comply with the listing requirements, the company is not in compliance with Russian securities laws or the company has suffered losses in accordance with RAS for three consecutive years. Russian securities law and the FSFM's regulations thereunder do not address whether a GDR permit may be revoked if a Russian issuer ceases to have its shares listed on a Russian stock exchange, and the Company is not aware of any other Russian issuer that has had its GDR permit revoked under such circumstances. However, this gap in the Russian securities regulatory regime creates uncertainty as to whether a GDR permit may be revoked under such circumstances. If the Company's shares are de-listed from the RTS and MICEX, or if the Company's GDR permit is revoked, the ability of holders of Shares to deposit into the GDR programme, as well as the liquidity or trading price of the Shares or the GDRs, may be materially adversely affected.

The Offering

The Company .... JSC "OGK-2", an open joint stock company organised under the laws of the Russian Federation having its registered office at Solnechnodolsk settlement, Izobilnensky region, Stavropolskiy krai 356128, Russian Federation.

The Offering .... The Company is offering an aggregate of 6,224,606,472 Shares, comprising 4,622,842,572 Shares in the form of Shares and 1,601,763,900 Shares in the form of GDRs, with each GDR representing an interest in 100 Shares. The Shares offered in the form of GDRs will be issued and delivered on or about the GDR Closing Date, and the Shares offered in the form of ordinary shares will be issued and delivered by the Company not later than the Shares Closing Date (as defined below), in accordance with Russian legislation. The GDRs are being offered (i) in the United States to QIBs in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Rule 144A, and (ii) outside the United States to certain persons in offshore transactions in reliance on Regulation S. The Shares will be offered (i) outside the United States to certain persons in offshore transactions in reliance on Regulation S and (ii) inside the United States to QIBs in reliance on Rule 144A. The GDRs will be issued by the Depositary.

The Company has been informed that JSC "Gazenergoprom-Invest", an entity which the Company believes is an affiliate of JSC Gazprom, intends to acquire an aggregate of 4,000,000,000 Shares in the form of Shares. See "Plan of Distribution".

The Open Subscription .... The Company's Board of Directors has approved the decision for an additional share issuance comprising up to 12,000,000,000 shares (the "Russian decision") and approved the Russian prospectus of the new share issuance (the "Russian prospectus") on 29 June 2007. Both documents set forth the principal terms of the issue of the Shares, and were registered by the FSFM on 7 August 2007. According to the Russian decision and the Russian prospectus, the shares of new issue will be placed by way of open subscription pursuant to which any person may submit an offer to acquire the shares to the Company. The Company has appointed Deutsche Bank Ltd. as a broker (the "Broker") to facilitate the open subscription. The Depositary, on behalf of the Managers, with respect to the Shares in the form of GDRs and the Managers have expressed their intention to submit offers to the Company. Any investor may either deliver its orders for the Shares to the Managers during the bookbuilding process or submit applications to subscribe for Shares to the Broker.

On 10 August 2007, the Company published a notice to advise its shareholders of record as at 8 May 2007, of their statutory pre-emption rights under Russian law to apply for ordinary shares of the Company *pro rata* to their existing shareholding as at that date. Such rights were exercised over a period of 20 calendar days commencing on 11 August 2007. Any ordinary shares not applied for by the Company's shareholders by 30 August 2007 in the exercise of their statutory pre-emption rights may be offered to other investors in the Offering in the form of Shares or GDRs. The Company has received applications from existing shareholders for the exercise by them of statutory pre-emption rights in respect of 399,169,784 ordinary

	shares. The Company's controlling shareholder, RAO UESR, did not exercise its pre-emptive rights. The Company's Board of Directors on 28 September 2007 approved that the price of shares to be paid by the Company's existing shareholders for ordinary shares of the Company to equal to the Offer Price for the Shares in the Offering. See "The Offering—Offer Price". Shareholders who have exercised their statutory pre-emption rights have to pay for the pre-emptive shares in same-day funds not later than five business days from 28 September 2007 to be paid for the pre-emptive shares public. The pre-emptive shares will be delivered to such shareholders not later than on 10 October 2007. Any ordinary shares applied for, but not paid in full, by the Company's shareholders in the exercise of their statutory pre-emption rights are expected to be cancelled.
The GDR Programme	On 7 August 2007, the FSFM granted permission to the Company and the Depositary for the placement and circulation of up to 8.4 billion ordinary shares, state registration number 1-02-65105D-001D, outside the Russian Federation in the form of GDRs. See "—The GDRs" and "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—Following the Offering, holders of Shares may not be able to deposit the Shares in the GDR programme in order to receive GDRs, and changes in Russian regulatory policy with respect to the placement and circulation of the Shares outside Russia in the form of GDRs or otherwise may negatively affect the market for the Shares and GDRs offered in the Offering".
The Shares	The Company's current share capital consists of 26,480,895,818 ordinary shares, all of which are fully paid, issued and outstanding, with a nominal value of 0.3627 roubles per share. Following the Offering and excluding any shares issued to existing shareholders in connection with the exercise of their statutory pre-emptive rights, the Company's issued share capital will consist of 32,705,502,290 ordinary shares. The Shares will have the rights described under "Description of Share Capital and Certain Requirements of Russian Legislation".
The GDRs	Each GDR will represent an interest in 100 Shares. The GDRs will be issued and delivered by the Depositary pursuant to one of two separate deposit agreements, one relating to the Rule 144A GDRs (the "Rule 144A Deposit Agreement") and one relating to the Regulation S GDRs (the "Regulation S Deposit Agreement") among the Company, the Depositary and holders and beneficial owners from time to time of the relevant GDRs, and each dated as of 6 July 2007. The Rule 144A Deposit Agreement and the Regulation S Deposit Agreement are referred to in this prospectus as the "Deposit Agreements". Pursuant to the Deposit Agreements, the Shares

	represented by the GDRs will be held in Russia by the Custodian, for the account of the Depositary and for the benefit of the holders and beneficial owners of GDRs. The Depositary may deduct per-GDR fees and other fees and expenses from dividend distributions and may otherwise assess other per-GDR fees and other fees and expenses to the GDR holders. See "Description of the Global Depositary Receipts—Fees and Charges". The Regulation S GDRs will be evidenced by a Master Regulation S GDR and the Rule 144A GDRs will be evidenced by a Master Rule 144A GDR (the Master Regulation S GDR and the Master Rule 144A GDR together, the "Master GDRs" and each a "Master GDR"), each to be issued by the Depositary pursuant to the relevant Deposit Agreement. Except in limited circumstances described herein, definitive GDR certificates will not be issued to holders in exchange for interests in the GDRs represented by the Master GDRs. Subject to the terms of the Deposit Agreements, interests in the Master Regulation S GDR may be exchanged for interests in the corresponding number of GDRs represented by the Master Rule 144A GDR, and vice versa. See "Description of the Global Depositary Receipts", "Settlement and Delivery—Clearing and Settlement of GDRs—Global Clearance and Settlement Procedures—Secondary Market Trading" and "Settlement and Delivery—Clearing and Settlement of GDRs—Registration and Form".
Offer Price	U.S.$0.16 per Share and U.S.$16.00 per GDR.
GDR Closing Date	On or about 3 October 2007.
Shares Closing Date	On or about 10 October 2007.
Repurchase Option	Oxygen International has granted the Managers, acting through the Stabilising Manager, the Repurchase Option, exercisable at any time during the Stabilisation Period, to require Oxygen International to purchase up to 160,176,400 Shares in the form of GDRs held by the Stabilising Manager as a result of stabilisation transactions at the price of such stabilisation transactions. Oxygen International will hold any Shares in the form of GDRs it acquires pursuant to the Repurchase Option, subject to the lock-up arrangements as described in "Plan of Distribution". For a further discussion on the stabilisation mechanics, see "Stabilisation Structure".
Lock-up	Subject to certain exceptions, the Company, RAO UESR and Oxygen International have agreed, for a period, with respect to RAO UESR and Oxygen International, commencing on the date of execution of the Underwriting Agreement (as defined in "Plan of Distribution") and ending on the date that is 180 days after the GDR Closing Date and for a period, with respect to the Company, ending 180 days after the GDR Closing Date (the "Lock-Up Period"), without the prior written consent of the Joint Global Coordinators, not to issue, offer, sell, contract to sell, pledge, charge, grant options over or otherwise dispose of (or publicly announce any such issuance, offer, sale, contract to sell, pledge, charge, option or disposal of), directly or indirectly, any ordinary shares of the Company or securities convertible or exchangeable into or exercisable for any such shares or warrants or other rights to purchase ordinary shares of the Company or any security or financial product whose value is determined directly or indirectly by reference to the price of any such underlying

securities, including equity swaps, forward sales and options or GDRs representing the right to receive any such securities or enter into any transaction with a similar effect to any of the foregoing. See "Plan of Distribution".

Notwithstanding the provisions of the above paragraph to the contrary, the Company and RAO UESR may adopt any corporate approvals required in connection with reorganisation of RAO UESR and the Company in the form of spin-off (*vydelenie*) of a company owning shares in the Company from RAO UESR and subsequent merger of that company into the Company; provided, however, that such spin-off and allocation may be completed only after the expiration of the Lock-Up Period. The Company's lock-up will also not apply to the ESOP (as defined below) that the Company may establish, provided that no options or other share entitlements under the ESOP vest in the participants to such plan within 180 days after the GDR Closing Date and that the Company will not take any corporate action in connection with the issuance of new shares related thereto. Oxygen International's lock-up will also not apply to the ESOP that the Company may establish but only if no options or other share entitlements under the ESOP vest in the participants to such plan within 180 days after the GDR Closing Date. See "Principal Shareholders".

Employee Stock Option Plan .... In the first half of 2007, the Board of Directors of the Company approved the establishment of an employee stock option plan (the "ESOP"). In order to fund the ESOP with shares, the Company's subsidiary, affiliate or other entity acting on behalf of the Company may acquire up to 2% of the Company's issued shares (including the Shares in the Offering or on the secondary market).

Transfer Restrictions .... The Shares and GDRs will be subject to restrictions on transfer as described under "Transfer Restrictions". The Shares cannot be traded on the RTS or MICEX or otherwise transferred prior to the filing of the Placement Notice with the FSFM.

Dividend Policy .... Following the Offering, the Company expects to reinvest a substantial portion of its cash flow into its existing business and for constructing new generation facilities for the foreseeable future. The Company's dividend policy does not target a specific percentage of net income if any, to be paid as dividends. The Company declared total dividends of RUR 236,528 thousand RUR 585,678 thousand and RUR 90,000 thousand, for the years ended 31 December 2005 and 2006 and the six months ended 30 June 2007, respectively. See "Dividend Policy".

Listing and Market for the Shares and GDRs .... The Company's ordinary shares are listed on the "B" lists of the RTS (under the codes "OGKB" and "OGKBG") and MICEX (under the code "OGK2"), but are not actively traded. The Shares issued in the Offering will be traded on the RTS under the symbol "OGKB" and "OGKBG" and initially on MICEX under the symbol "OGK2-001D" following admission to trade within the first three months falling after the filing of a Placement Notice, or registration of a placement report, with the FSFM, following which they will be traded on MICEX under the symbol "OGK2". Prior to the Offering, there has been no market for the GDRs and only a limited market for the Company's shares. The trading price of the Company's shares on the RTS and MICEX will not necessarily be related to the Offer Price. Sales of the Shares

may commence on the next business day following filing of the Placement Notice, or registration of a placement report, with the FSFM.

The Company is expected to apply to the FSA, in its capacity as competent authority under the FSMA, for a block listing of up to 115,866,352 GDRs, of which 16,017,639 GDRs will be issued on or about the GDR Closing Date and 99,848,713 GDRs may be issued from time to time against the deposit of ordinary shares with the Depositary or its nominee on the Official List and to the London Stock Exchange to admit such GDRs for trading under the symbol OGK2 on the Main Market through its IOB. The IOB is a regulated market for purposes of the Markets in Financial Instruments Directive 2004/39/EC. Application has been made for the Rule 144A GDRs to be designated as eligible for trading in PORTAL. Admission constitutes listing on a stock exchange. The Company expects that conditional trading in the GDRs on the London Stock Exchange through the IOB will commence on a "when and if issued" basis on or about 1 October 2007 and that unconditional trading in the GDRs on the London Stock Exchange through the IOB will commence on or about 4 October 2007. **All dealings in the GDRs prior to the commencement of unconditional dealings will be of no effect if the Admission does not take place and will be at the sole risk of the parties concerned.**

Upon completion of the Offering, an additional 6,798,236,100 Shares may be deposited, subject to the provisions set forth under "Description of the Global Depositary Receipts" and in the Deposit Agreements, with the Custodian against which the Depositary may issue GDRs representing such shares up to the maximum aggregate number of 84,000,000 GDRs. This maximum aggregate number of GDRs may be further increased from time to time on application by the Company to the U.K. Financial Services Authority and the London Stock Exchange if and to the extent any such additional GDRs are admitted to the Official List and the Main Market through its IOB and any necessary permission has been obtained from the FSFM. See "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—Following the Offering, holders of Shares may not be able to deposit the Shares in the GDR programme in order to receive GDRs and changes in Russian regulatory policy with respect to the placement and circulation of the Shares outside Russia in the form of GDRs or otherwise may negatively affect the market for the Shares and GDRs offered in the Offering".

Settlement Procedures—GDRs .... Payment for the GDRs is expected to be made in U.S. dollars in same-day funds through the facilities of DTC, Euroclear and Clearstream. The Depositary has applied to DTC to have the Rule 144A GDRs accepted into DTC's book-entry settlement system. Upon acceptance by DTC, a single Master Rule 144A GDR will be held in book-entry form and will be issued to DTC and registered in the name of Cede & Co., as nominee for DTC. The Master Regulation S GDR will be registered in the name of BT Globenet Nominees Limited, as nominee for Deutsche Bank AG, London Branch, as common depositary for Euroclear and Clearstream. Euroclear and Clearstream are expected to accept the Regulation S GDRs for settlement in their respective book-entry settlement systems. Except in limited circumstances described herein, investors may hold beneficial interests in the GDRs evidenced by the corresponding

	Master GDR only through DTC, Euroclear or Clearstream, as applicable. Transfers within DTC, Euroclear and Clearstream will be in accordance with the usual rules and operating procedures of the relevant system. See "Settlement and Delivery".
Settlement Procedures—Shares	Prospective investors could deliver their orders for the Shares to the Managers during the bookbuilding process and/or submit applications to subscribe for the Shares to the Broker, in accordance with the procedure set out in the Company's Russian decision and the Company's Russian prospectus. The Shares offered by the Company are payable in roubles or, for non-Russian residents, roubles or U.S. dollars. The settlement price of such Shares in roubles is determined as the Offer Price in U.S. dollars converted into roubles using the rate of 24.9755 roubles per U.S. dollar (the official exchange rate published by the CBR for exchange of U.S. dollars into roubles for the date preceding the date of the approval of the Offer Price by the Company's Board of Directors). Investors must have notified the Managers on the currency of payment not later than 28 September 2007. If prospective investors deliver their orders for the Shares to the Managers during the bookbuilding process, they would bear the obligation to pay for the Shares on such date as may be agreed with the Managers. Provided that the Placement Notice with respect to the issuance of new shares, including the Shares, is filed with the FSFM by the Company on or about 11 October 2007, the Shares are expected to be delivered by the Managers to such prospective investors on or about 17 October 2007. In order to take delivery of the Shares, each purchaser should either have a direct account with the Registrar or a deposit account with ZAO "Depositary Clearing Company" ("DCC") or any other depositary that has an account with DCC or a direct account with the Registrar. Investors may, at their own expense, choose to hold the Shares through a direct account with the Registrar. However, directly-held Shares are ineligible for trading on MICEX or the RTS.
Placement Notice	Prior to the business day following receipt by the Depositary of written notice from the Company that either a Placement Notice has been duly and timely filed, or a placement report has been registered, with the FSFM, all GDRs will be issued on a provisional basis and holders of the GDRs will not be entitled to instruct the Depositary to exercise any voting rights as a shareholder, and neither the Depositary nor the Custodian will exercise any voting rights as a shareholder. GDR holders may not withdraw the Shares or other property on deposit with the Depositary in respect of the GDRs sold in the Offering prior to the business day following receipt by the Depositary of aforementioned notice. Such limitation on withdrawal and voting of the underlying ordinary shares will not prohibit trading in the GDRs. See "Important Information about this Prospectus—Filing of Placement Notice" and "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—The Shares will become transferable on the next business day following filing of a valid Placement Notice with the FSFM, but failure to duly and timely file such Placement Notice or any other violations of the Russian

securities laws could result in the Offering being held invalid, failed or incomplete".

Voting .... One Share is generally entitled to one vote per share at a shareholders' meeting, subject to certain exceptions described in "Description of Share Capital and Certain Requirements of Russian Legislation—General Meetings of Shareholders". Under the Deposit Agreements, one GDR carries the right to instruct the Depositary to vote 100 shares, subject to the provisions of the Deposit Agreements and applicable Russian law.

See "—Placement Notice" and "Important Information about this Prospectus—Filing of Placement Notice".

Use of Proceeds .... The Company's net proceeds from the Offering, excluding any shares issued to existing shareholders in connection with the exercise of their statutory pre-emptive rights, are estimated to be approximately U.S.$963.6 million, and including all such shares that may be issued to existing shareholders pursuant to such statutory pre-emptive rights, U.S.$1,025.7 million, in each case after the deduction of underwriting commissions and other fees and expenses payable by the Company. The Company currently expects to use the net proceeds from the Offering for investing in its existing business, primarily in order to upgrade and modernise the existing generation facilities, and for constructing new generation facilities. See "Use of Proceeds".

General Information .... It is expected that the Rule 144A GDRs will be accepted for clearance through the facilities of DTC and the Regulation S GDRs will be accepted for clearance through Euroclear and Clearstream. The security numbers for the Shares and GDRs offered hereby are as follows:

Shares:	ISIN: RU000A0JNG55
Regulation S GDRs:	CUSIP: 670848209 ISIN: US6708482095 Common Code: 031527996 SEDOL: B24GK30
Rule 144A GDRs:	CUSIP: 670848100 ISIN: US6708481006 Common Code: 031526655 SEDOL: B24GK63
RTS trading codes:	Classic Market: OGKB T+0 Market: OGKBG
MICEX trading code:	OGK2—001D within the first three months after the filing of the Placement Notice with the FSFM, and OGK2 thereafter
London Stock Exchange GDR trading symbol:	OGK2
PORTAL Rule 144A GDR listing symbol:	P670848100

Risk Factors .... Prospective investors should carefully consider the risks discussed under "Risk Factors".

Stabilisation Structure

Oxygen International has been established with the purpose to grant to the Stabilising Manager a Repurchase Option, exercisable at anytime during the Stabilisation Period, to require Oxygen International to purchase up to 160,176,400 Shares in the form of GDRs held by such Stabilising Manager as a result of stabilisation transactions in the open market. Oxygen International will be subject to a separate lock-up deed pursuant to which Oxygen International, without the consent of the Joint Global Coordinators, may not to offer, sell, contract to sell, pledge, charge, grant options over or otherwise dispose of (or publicly announce any such offer, sale, contract to sell, pledge, charge, option or disposal of), directly or indirectly, any ordinary shares of the Company or securities convertible or exchangeable into or exercisable for any such shares or warrants or other rights to purchase ordinary shares of the Company or any security or financial product whose value is determined directly or indirectly by reference to the price of any such underlying securities, including equity swaps, forward sales and options or GDRs representing the right to receive any such securities or enter into any transaction with a similar effect to any of the foregoing. See "Plan of Distribution". Oxygen International's lock-up will not apply to the ESOP that the Company may establish but only if no options or other share entitlements under the ESOP vest in the participants to such plan within 180 days after the GDR Closing Date.

Repurchase Option Agreement

In connection with the Repurchase Option, the Managers will enter into a repurchase option agreement with Oxygen International (the "Repurchase Option Agreement"). The Repurchase Option Agreement will set forth the terms and conditions by which Oxygen International will be required to purchase the shares in the form of GDRs from the Stabilising Manager at anytime during the Stabilisation Period. The Repurchase Option is exercisable by the Stabilising Manager at one or more times during the Stabilisation Period upon delivery of the requisite option notice (the "Option Notice") to Deutsche Bank AG, London Branch, acting as escrow agent (the "Escrow Agent") pursuant to the Escrow Deed (as defined below). Upon delivery of such Option Notice to the Escrow Agent, the Stabilising Manager will sell and Oxygen International will purchase such GDRs in accordance with the terms of the Repurchase Option Agreement. The price at which such GDRs are to be purchased by Oxygen International will be the price at which such GDRs were purchased by the Stabilising Manager in stabilisation transactions in the open market.

Loan Agreement

The funds that will enable Oxygen International to purchase such GDRs from the Stabilising Manager pursuant to the Repurchase Option Agreement will be provided to Oxygen International by the Company through a loan agreement to be entered into by and between the Company and Oxygen International (the "Loan Agreement"). Pursuant to the Loan Agreement, the Company will agree to advance approximately U.S.$25.6 million to Oxygen International for the purpose of financing the purchase of GDRs from the Stabilising Manager pursuant to the exercise of the Repurchase Option. The loan shall be repayable, in full or in part, upon demand by the Company at any time after expiration of 30 days following the disbursement of the loan; provided, however, that during the 180 day period from the GDR Closing Date under the Underwriting Agreement, the Company shall not be entitled to demand repayment of any amounts used by Oxygen International to purchase GDRs from the Stabilising Manager pursuant to the Repurchase Option Agreement.

Escrow Deed

In order to ensure that Oxygen International has the required funds to purchase the GDRs from the Stabilising Manager during the Stabilisation Period, the amount to be received by Oxygen International pursuant to the Loan Agreement will be deposited into an escrow account pursuant to an escrow deed to be entered into on by and between Oxygen International, the Stabilising Manager and the Escrow Agent. The Escrow Agent shall hold such money to the order of the Stabilising Manager and shall apply such moneys as it may from time to time be directed in writing by the Stabilising Manager pursuant to the Option Notice. Pursuant to the terms and conditions of the Escrow Deed, Oxygen International shall have no right or ability to remove or withdraw any of the escrow funds during the Stabilisation Period.

Call Option Deed

The Company will enter into a call option deed with Lawrie Limited (the "Seller"), a company incorporated under the laws of the British Virgin Islands (the "Call Option Deed"). The Seller is the registered owner of 50,000 shares in Oxygen International, which represents the entire issued charter capital of Oxygen International, and will grant the Company a call option to purchase such shares in Oxygen International pursuant to the terms and conditions of the Call Option Deed. Pursuant to such Call Option Deed, the call option may be exercised at any time during the period commencing on the date of such Call Option Deed until 31 December 2017.

Overview

As indicated in the table below, Russia's power sector is among the largest in the world, ranking fourth in terms of both installed capacity in 2005 and electricity output in 2006 according to the sources listed in the table below.

Country	Installed capacity (GW)	Country	Electricity output (TWh)
1. USA(1)	957	1. USA(2)	4,254
2. China(1)	442	2. China(2)	2,834
3. Japan(1)	248	3. Japan(2)	1,150
4. Russia(3)	220	4. Russia(3)	996
5. India(1)	138	6. Germany(2)	636
6. Germany(1)	120	8. France(2)	571
7. Canada(1)	120	5. India(2)	727
8. France(1)	113	7. Canada(2)	584
9. Brazil(1)	91	9. Brazil(2)	419
10. UK(1)	78	10. South Korea(2)	416

Source: (1) Energy Information Administration, (2) BP Statistical Review of World Energy June 2007 and (3) RAO UESR annual report 2006.

According to RAO UESR, currently the electricity generation industry of Russia, in terms of installed capacity, consists primarily of:

- 150.4 GW at thermal power plants ("TPPs", or "GRESes", and "CHPs");
- 46.3 GW at hydro and pumped-storage power plants ("HPPs" and "PSPPs"); and
- 23.3 GW at nuclear power plants ("NPPs").

In 2006, according to RAO UESR and Minpromenergo, thermal power plants, which include natural gas, coal and fuel oil-fired power plants, accounted for approximately 68% of Russia's electricity generation, while hydro power plants accounted for approximately 21% and nuclear power plants accounted for approximately 11%.

Power lines in Russia are currently managed by the Federal Grid Company of Unified Energy System (the "FSK") and Interregional Distribution Companies (the "MRSKs"). According to RAO UESR, FSK companies operated 2,476.8 thousand kilometres of electricity lines in 2006, including 122.2 thousand kilometres of bulk transmission (trunk grid) lines, and transformer substations of all voltages having a total capacity of 562,766.67 MVA. Losses in grid transmissions decreased to 3.71% in 2006 from 3.75% in 2005.

Capacity and Output

In 2006, according to RAO UESR, the installed capacity of Russia was 220 GW, from which approximately 15.4% is unfeasible to be used in capacity balance, and the installed capacity of RAO UESR and its subsidiaries (collectively, the "RAO UESR Group"), according to RAO UESR, was 159.2 thousand MW (an increase of 1.3 thousand MW, as compared to 2005).

Following the collapse of the Soviet Union, the Russian energy sector suffered a decline in electricity output from 1,068 TWh in 1990 to 827 TWh in 1998, according to Goskomstat. Since 1998 until 2006, electricity output in Russia has been growing at an average annual growth rate of approximately 2.4%, and the rate of increase accelerated to 4.5% in 2006 according to Goskomstat and RAO UESR.

The table below shows output of electric power in Russia for the periods indicated.

	Year ended 31 December			
	2003	2004	2005	2006
	(amounts in billion kWh)			
Russia	**916.3**	**931.9**	**953.1**	**995.6**
GRES and CHP	608.3	609.4	629.2	664.1
HPP	157.7	177.8	174.4	175.0
NPP	150.3	144.7	149.5	156.5
RAO UESR Group	**635.8**	**651.9**	**665.4**	**695.0**
GRES and CHP	520.6	521.4	540.8	569.1
HPP	115.2	130.5	124.6	125.9

Source: RAO UESR

According to RAO UESR, in 2006, the total electricity output in Russia was 995.6 TWh, as compared to 953.1 TWh in 2005, representing an increase of 4.5%. Of this total output, thermal power plants accounted for 664.1 TWh (which represented an increase of 5.5% as compared to 2005), hydrogeneration for 175.0 TWh (which represented an increase of 0.3% as compared to 2005), and nuclear generation for 156.5 TWh (which represented an increase of 4.7% as compared to 2005).

In 2006, electric power production of the RAO UESR Group was 695.0 TWh, representing an increase of 29.6 TWh, or 4.4%, as compared to 2005.

Heat Output

Producers of heat power in Russia include thermal power plants, fossil-fired boilers and electric boilers. In 2006, the total heat power output of Russia was 1,459.0 million Gcal. In 2006, the total heat power output of the RAO UESR Group was 477.8 million Gcal. Heat power is used for heating.

The table below shows production of heat power in Russia for the periods indicated.

	Year ended 31 December			
	2003	2004	2005	2006
	(amounts in million Gcal)			
Russia	1,447.9	1,434.4	1,436.0	1,459.0
RAO UESR Group	468.8	465.8	465.2	477.8

Source: RAO UESR

The heat output by the RAO UESR Group in 2006 amounted to 477.8 million Gcal, representing an increase of 2.7% as compared to 2005. In that period, the power plants of the OGKs and the TGKs increased their aggregate heat generation by 3.7% and 2.4%, respectively, while the AO-Energo (as defined below) power plants that are not part of the OGKs or TGKs increased their heat output by 3.6%.

Consumption

Electricity

As a result of economic reforms that began in the 1990s, the Russian Federation has experienced significant economic growth since the end of the 1990s. Between 1998 and 2006, Russia's GDP grew at a compounded annual growth rate of 5.3%, making Russia one of the fastest growing economies in the world. Russia's GDP reached RUR 26.8 trillion in 2006.

Year	GDP Annual (Decline)/Growth Rate (%)	Electricity Output (billion kWh)	Electricity consumption per capita, (kWh/capita/month)	Electricity consumption (kWh per RUR thousand of GDP)
1998	(5.3)%	827	456.2	50.8
1999	6.4%	846	470.1	49.1
2000	10.0%	878	490.0	46.3
2001	5.1%	891	498.6	44.7
2002	4.7%	891	502.7	42.8
2003	7.3%	916	518.9	41.1
2004	7.1%	932	534.2	39.0
2005	6.4%	953	545.9	37.4
2006	6.7%	996	574.2	36.7

Source: Goskomstat

The economic recovery in Russia in recent years has contributed to an increase in the total electricity consumption. In particular, consumption increased from 940.7 TWh in 2005 to 980.5 TWh in 2006 (an increase of 4.2%). The increase in electricity consumption varies significantly from region to region depending on the rate of economy growth in the relevant region.

The table below shows consumption growth in each of Russia's seven IES (see "—Structure of the Electricity Market—Wholesale Electricity Market") for the period indicated.

IES	Consumption growth, 1998 to 2005, (%)
Far East	22.7
Urals	22.6
North-West	20.7
Central	17.9
South	15.6
Siberia	10.8
Volga	7.0

Source: Minpromenergo

The highest consumption growth rates during the period 1998 to 2005 occurred in the Urals, the Far East, the North-West and the Central IES. The IES of the Urals, Centre, and Siberia accounted for 673 billion kWh, or over 68%, of Russia's total electricity consumption in 2006.

The following table shows the breakdown by consumer group of purchasers of electricity from the electricity supply companies of the RAO UESR Group in 2005 and 2006.

	Year ended 31 December			
	2005		2006	
Consumer Group	Amount (TWh)	Percentage of Total (%)	Amount (TWh)	Percentage of Total (%)
Industrial and equivalent consumers	327.9	54.0	322.5	53.1
Electrified transport	36.4	6.0	36.6	6.0
Non-industrial consumers	59.9	10.0	62.9	10.4
Agribusiness consumers	13.9	2.3	13.3	2.2
Households	53.1	8.7	57.4	9.5
Cities/towns	9.6	1.6	9.4	1.5
Other electricity suppliers	105.4	17.4	104.9	17.3
Total	**606.2**	**100**	**607.0**	**100**

Source: RAO UESR

In 2006, industrial users and households accounted for approximately 53.1% and 9.5%, respectively, of overall consumption of electricity sold by the RAO UESR Group.

Electricity demand is subject to considerable fluctuations; it can vary significantly depending on weather conditions (especially between different seasons), as well as during the course of the day. The chart below demonstrates typical daily consumption curves in January and June:



140
130
120
110
100
90
80
70
60
GW
As of January 31, 2007
As of June 29, 2007
12 AM
2 AM
4 AM
6 AM
8 AM
10 AM
12 AM
2 PM
4 PM
6 PM
8 PM
10 PM
Generation
Consumption

Source: The System Operator

These fluctuations in the seasonal and daily consumption influence electricity prices on the free market.

Heat

In 2006, residential utilities and industrial consumers accounted for 43.1% and 27.5%, respectively, of the total volume of heat consumption in Russia. These shares in consumption were largely unchanged as compared to 2005.

The following table shows a breakdown by consumer group of purchasers of heat from the RAO UESR Group in 2005 and 2006.

	Year ended 31 December	
Consumer Group	**2005**	**2006**
	%	
Residential utility services	47.6	43.1
Manufacturing industries	25.4	27.5
Households	18.2	18.8
Transport and telecoms	7.6	9.5
Other	1.2	1.1
Total	**100**	**100**

Source: RAO UESR

Infrastructure

Despite the increase in electricity consumption since 1998, there have been limited investments in generation facilities and transmission and distribution infrastructure in the post-Soviet era, with very few projects completed to offset the decline in electricity generation capacity. Those projects that have been completed have primarily been state-funded. According to Minpromenergo, approximately 66% of existing Russian electricity generation capacity is currently over 27 years old and the power sector in Russia, as a whole, is in need of investments to retain supply stability and cope with growing demand.

The table below shows a breakdown of electricity production facilities by period of commissioning.

Period of commissioning	Share of total Russian installed capacity (%)
before 1950	1.4%
1951-1960	8.7%
1961-1970	23.8%
1971-1980	31.8%
1981-1990	25.4%
1991-2000	6.5%
after 2001	2.4%

Source: Minpromenergo

Capacity Deficit

According to RAO UESR, the effect of growing electricity demand, ageing generation facilities, and the poor condition of Russia's grid infrastructure, may lead to a capacity deficit problem in the near future. As a result of the fluctuating nature of electricity demand, which varies widely season by season and within any given day, Russia's energy system must be able to cover peak moments of demand in every region to avoid blackouts. The table below shows levels of peak demand for the periods indicated.

	1999	2000	2001	2002	2003	2004	2005	2006
Russian max load factor (GW)	133.4	133.5	139.1	142.0	138.6	141.6	143.5	153.1

Source: RAO UESR

Although peak load in 2006 comprised only 70% of total installed capacity, a deficit may nonetheless develop as a result of various deficiencies in the electricity system, including the following:

- Grid constraints restrict potential electricity flows between generators and electricity consumers, leading to the requirement of minimum reserve margins to be maintained within each IES;
- Network electricity losses and grid failures put further pressure on required reserve margins; and
- Electricity capacity is regularly taken offline for maintenance and its undisrupted operation is subject to fuel availability. As a result, capacity cannot peak simultaneously, and at any given moment in time there is some capacity constraint in place.

The maximum load factor, reflecting peak capacity demand in the economy, almost reached its historical maximum in the winter of 2005-2006, and the Company expects acute regional shortages in the near term. Moreover, in some of the regions characterised by strong economic growth, the peak capacity demand has surpassed its respective historical peak. Some regions, including Moscow, St. Petersburg and Tyumen, had to impose restrictions on electricity consumption in the winter of 2005-2006 due to capacity shortages.

In 2006, RAO UESR developed a five-year investment programme for the RAO UESR Group approved by the Russian government on 30 November 2006, which envisaged that 33.3 GW of installed electricity generation capacity at the RAO UESR Group companies will be commissioned by 2011, for an estimated total cost of approximately RUR 3.1 trillion. However, in May 2007, the Russian government decided that this programme is not sufficiently supported by future gas supplies by Gazprom and financing sources, and it is currently expected that a revised investment programme will be prepared in the near future. See "—Sector Reform—Privatisation/ Capital Increase Programme".

Sector Reform

The Russian electricity market is currently in the process of restructuring as mandated by the Russian government Resolution "On Restructuring of Electricity Industry of the Russian Federation" No. 526 dated 11 July 2001 ("Resolution No. 526"). During this restructuring process, the overall structure of the industry will undergo a substantial transformation. It is currently anticipated that there will be a gradual expansion of the competitive segment of the electric power sector, and consequently, a reduction in the portion of the market that is subject to tariff regulation. It is envisaged that the sector reform will result in the development of a fully liberalised market for electricity generation, supply and related services by 2011, at which point wholesale electricity prices will be established on the basis of supply and demand. The current process of restructuring and

liberalisation does not extend to residential consumption, which remains subject to regulated tariffs, nor does it currently contemplate the creation of a free market for the heat power sector, transmission, distribution, dispatch and certain of the sales activities.

The restructuring of RAO UESR has led to the creation of separate businesses: electricity and heat generation, transmission, distribution, sale of electricity to customers, and repairs and servicing. These mono-profile enterprises are then to be merged with other companies of the same business profile, with the resulting mono-profile entity providing services for a number of regions within the Russian Federation. Generation, sales and repair companies will engage in competition with each other. At the same time, the reforms envision an increase in state control over the transmission grids, as well as over hydro plants and the System Operator.

A major step in this restructuring is the reorganisation of the previously existing vertically integrated power companies (the "AO-Energos") with new enterprises. The AO-Energos were former subsidiaries and divisions of RAO UESR, the state-owned power holding company within the Russian Federation. In the course of the restructuring, the power plants of the AO-Energos have been consolidated into OGKs and TGKs, all high voltage trunk grid companies are to be transferred to the control of the FSK, medium and low voltage distribution grids are to be consolidated into MRSKs and the functions and assets of regional dispatch administrations have been transferred to the System Operator.

Main Goals

The main goals of the Russian electricity sector reforms include the following:

- reform of the wholesale and retail electricity and capacity markets and the development of competition in the sector;
- the creation of a unified wholesale electricity market in the European part of Russia, the Urals region and Siberia (excluding isolated energy systems, located in these regions);
- the creation of competitive electricity trading with long- and mid-term bilateral contracts, day-ahead market and a balancing market;
- the creation of competitive capacity trading to support the sustainability of the system for several years ahead;
- the creation of competitive ancillary services with competitive selection of service providers and purchase of services necessary to ensure the quality of power supply in the Unified National Energy System of Russia by the System Operator of the wholesale market;
- allowing end-users to be able to select an electricity supplier;
- attracting private investment to the electricity sector; and
- the restructuring of RAO UESR.

Electricity Wholesale Market Regulation

On 31 August 2006, the Russian government adopted Resolution No. 529. In accordance with this Resolution, a "transitional period" commenced on 1 September 2006 pending full liberalisation of the sector. Under the New Wholesale Market Rules, the regulated segment of the wholesale market was transformed, with effect from 1 September 2006, into a system of Regulated Contracts, with prices set by reference to the tariff applicable to the relevant generation company. From September through December 2006, 5,175 Regulated Contracts were concluded. The deviations segment, which previously operated as part of the regulated sector of the wholesale electricity market, was transformed into a balancing market. The main function of the balancing market is to minimise the amounts of electricity scheduled for generation and consumption in real time, based on the price bids and offers submitted by suppliers and market participants. The competitive trading segment of the new wholesale electricity market has become the foundation for the day-ahead market, in which unregulated prices are calculated on the basis of bids and offers. The volumes of electricity scheduled for consumption and production that are not included in the Regulated Contracts are traded each hour at unregulated prices.

On 30 November 2006, the Russian government approved the schedule for introducing full liberalisation of the wholesale market (expressed as percentages of electricity included in the aggregate electricity (capacity) balance for 2007 approved by the FTS). This schedule was incorporated into Resolution No. 205.

On 31 August 2006, the Russian government also adopted Resolution No. 530 "On Approval of the Rules for the Operation of the Retail Electricity (Capacity) Markets", which, among other things, set out the new pricing principles for the retail electricity market. It is envisaged that the deregulation of the retail electricity market will be carried out in conjunction with the deregulation of the wholesale market so that end consumers of electricity be provided with adequate information on the actual cost of electricity. All consumers, except for households and similar consumer groups (referred to as "residential consumers"), have started to purchase part of their electricity needs at unregulated prices. Residential consumers will continue to pay for electricity at the tariffs set by the state regulator until at least 2011. Resolution No. 529 includes the concept of the "guaranteeing suppliers", which are obligated to enter into a contract with any retail end-consumer at the request of any such consumer. The "guaranteeing suppliers" are selected from among existing electricity sales companies in the market.

Resolution No. 529, as amended by Resolution No. 205, also contemplate a gradual reduction of the volume of Regulated Contracts concluded by participants in the electric power wholesale market at tariffs imposed by the FTS. Since 1 January 2007, the volume of electricity to be sold under such Regulated Contracts is targeted to be not less than 90-95% of forecasted balance of electricity output of each respective generation company. This limit was reduced to 85-90% from 1 July 2007. From 2008, the volume share of Regulated Contracts is planned to be further reduced in accordance with the schedule presented below:

- from 1 January 2008—up to 80-85%;
- from 1 July 2008—up to 70-75%;
- from 1 January 2009—up to 65-70%;
- from 1 July 2009—up to 45-50%;
- from 1 January 2010—up to 35-40%;
- from 1 July 2010—up to 15-20%; and
- from 1 January 2011—100% of the electricity market will be fully liberalised.

The approved timetable for electricity market liberalisation in Russia envisages that by 2011 the electricity market will be fully liberalised (excluding electricity required for residential consumers). The initial volume of electricity that is required to be sold under Regulated Contracts at FTS tariffs is determined based on the FTS forecast balance for 2007. Additional consumption, as well as new capacity that will be commissioned after 2007 and was not included into 2007 FTS balance, will be bought and sold at unregulated prices.

New rules were also approved to introduce a new scheme of tariff regulation. From 2008, the FTS will calculate tariffs for the Regulated Contracts based on an indexation formula, which will include the main factors that influence the costs of generating companies.

Progress to Date

The restructuring process was launched in 2003, when the first pilot projects were implemented, in which Kalugaenergo, Orelenergo, Bryanskenergo, and Tulaenergo were reorganised. By the beginning of 2004, the restructuring process involved more than 30 companies. By April of 2004, the restructuring of the first AO-Energo (Kalugaenergo) was completed, and by the end of 2004, five AO-Energos had been broken up into new entities.

By the end of 2005, a significant number of the AO-Energos had been reorganised. As of 31 March 2007, all of the six thermal OGKs, Hydro OGK and all of the fourteen TGKs had been established. The final corporate structure of the six thermal OGKs and ten of the fourteen TGKs has now been completed. The TGKs whose formation has now been completed are: TGK-1, TGK-2, TGK-3 (Mosenergo), TGK-4, TGK-5, TGK-6, TGK-7 (Volzhskaya TGK), TGK-9, TGK-12 (Kuzbassenergo) and TGK-14. According to RAO UESR's current plans, it is expected that the restructuring of all of the remaining TGKs will have been completed by the end of 2007. The plan for the final restructuring of Hydro OGK is being developed by RAO UESR and targets a completion date of mid-2008.

As of 31 March 2007, the RAO UESR board of directors had approved restructuring projects for 71 of the 72 AO-Energos and 64 of the 72 AO-Energos had been fully separated into 263 stand-alone mono-profile companies.

The spin-off of the facilities relating to the Unified National Energy Grid, which is operated by the FSK, has been essentially completed. As at 31 March 2007, all of the 56 high-voltage trunk grid companies and all of the 7 interregional transmission (trunk grid) companies had been established and they are expected to be merged into the FSK.

Following the approval from the RAO UESR shareholders on 6 December 2006, OGK-5 and TGK-5 were spun-off from RAO UESR on 4 September 2007. The final reorganisation of RAO UESR is expected to be implemented by RAO UESR first contributing the shares that it holds in the subsidiaries to newly-created holding companies. Simultaneously, each holding company, except for the holding company for energy generating companies in the Far East and certain other isolated power companies and MRSK Holding, is expected to merge into its relevant subsidiary, subject to the approval of the corresponding subsidiary. Based on current RAO UESR proposals, as a result of this process, the RAO UESR shareholders are expected to receive shares in the RAO UESR subsidiaries based on their holding in RAO UESR, and, in the event that a subsidiary does not approve its merger with its corresponding holding company, the holding company is expected to remain in existence and the RAO UESR shareholders are expected to receive shares in the holding company instead of the current RAO UESR subsidiary.

The Russian Federation is not expected to receive shares in the OGKs (except for Hydro OGK) or TGKs after the reorganisation. Instead, it is possible that these shares will be publicly sold before the completion of the RAO UESR reorganisation, with the cash proceeds being transferred at the date of the reorganisation to the FSK and HydroOGK to finance their investment programmes. Alternatively, the Russian Federation's shares in the OGKs (except for HydroOGK) and TGKs may be transferred to the FSK and HydroOGK, following which the FSK and HydroOGK would be able to sell these shares.

The reorganisation plan also provides that major shareholders of RAO UESR (Gazprom, Norilsk Nickel and Siberian Coal Energy Company), instead of receiving shares in a large number of holding companies, will each receive shares in a special purpose company holding shares in the OGKs, TGKs, the FSK, the HydroOGK and other assets to which such major shareholder is entitled through its current shareholding in RAO UESR. This plan also allowed such major shareholders to reallocate among themselves and the Russian Federation, upon mutual agreements, shares in the OGKs and TGKs (and Hydro OGK, with respect to Gazprom) they receive in the proposed reorganisation. As a result of such reallocation, it is reported that Gazprom will receive a controlling stake in the Company (based on its share capital prior to completion of the Offering) and OGK-6, Norilsk Nickel Group will receive an additional stake in OGK-3 and TGK-14 and a company in the SUEK Group will receive additional stakes in TGK-12 and TGK-13.

If these proposals are implemented, after the restructuring, the Russian state will own:

- over 75% in FSK (taking into account the funds contributed by the federal authorities and the "state-owned" part of the shares in the OGKs and TGKs);
- over 75% in the System Operator (taking into account the funds contributed by the federal government);
- over 50% in Hydro OGK (taking into account the funds contributed by the federal authorities and the "state-owned" part of the shares in the OGKs and TGKs);
- over 50% in Inter RAO UESR Holding; and
- over 50% in MRSK Holding and the Holding Company for the Far East.

After the sale of its existing shares in thermal generation companies, the Russian state will no longer retain any interests in such companies and shareholders other than the Russian state would own:

- up to 100% in the thermal generation companies;
- under 25% in FSK and System Operator;
- under 50% in Hydro OGK and Inter RAO UESR Holding; and
- under 50% in MRSK Holding and the Holding Company for the Far East.

An extraordinary shareholders' meeting of RAO UESR to decide on the final phase of RAO UESR's reorganisation is scheduled to be held on 26 October 2007. The final phase of the RAO UESR reorganisation is currently expected to be completed by 1 July 2008.

Privatisation/Capital Increase Programme

One of the main goals of the power sector reform is to attract private investments to implement large investment programmes in the electric power industry. In June 2006, the Russian government decided to permit capital raisings by thermal generation companies, including by way of public offerings or private placements.

The board of directors of RAO UESR approved at meetings in June, August and September 2006 the list of thermal generation companies which may place additional shares to private investors. The list includes the following thermal generation companies: OGK-1, OGK-2, OGK-3, OGK-4, OGK-5, OGK-6, TGK-1, TGK-3, TGK-4, TGK-5, TGK-7, TGK-8, TGK-9, TGK-10, TGK-12, and TGK-13. In addition, RAO UESR has indicated that a decision may be taken in 2007 on whether it is advisable for TGK-2, TGK-6, TGK-11 or TGK-14 to issue new shares. The first thermal generation company that completed an international share offering was OGK-5 which sold 14% of its outstanding share capital. The offering, which was valued at approximately U.S.$459 million, resulted in the decrease of the shareholding of RAO UESR in OGK-5 from 87.5% to 75.03%. In 2007, the strategic sale, for approximately U.S.$3.1 billion, of 38% of the shares of OGK-3 to a company in the Norilsk Nickel group resulted in the reduction of the RAO UESR stake in OGK-3 to 37.1%. The Norilsk Nickel group subsequently increased its stake in OGK-3 to 53.8%. In 2007, a 93.4% shareholding in two stand-alone power plants in the Kuzbass region were sold at open auction to companies affiliated to the Evraz Group and Mechel for approximately U.S.$493 million. A 29% shareholding in TGK-3 (Mosenergo) was sold to Gazprom for approximately U.S.$2.3 billion, giving the Gazprom group control over Mosenergo, while Integrated Energy Systems purchased a 26.6% shareholding in TGK-5 for approximately U.S.$450 million. In June 2007, RAO UESR sold a blocking stake in OGK-5 in open auction to Enel, an Italian energy company, for approximately U.S.$1.5 billion.

The current investment programmes of the OGKs contemplate the installation of capacity between 2008 and 2012 as indicated in the table below.

OGK	Capacity (MW)
OGK-1	3,060
OGK-2	2,780[1]
OGK-3	2,725
OGK-4	3,100
OGK-5	2,460
OGK-6	1,880

(1) Includes proposed new capacity at Serovskaya GRES, which remains subject to further approvals.
Source: RAO UESR

Current Market Structure

RAO UESR

RAO UESR is the state-owned power holding company within the Russian Federation. The RAO UESR Group is the largest power holding company in the Russian Federation, responsible for the generation, transmission, distribution and sale of electricity in Russia. See "—Overview—Capacity and Output" and "—Overview—Heat Output". The RAO UESR Group generated approximately 69.8% of electricity and 32.7% of heat in Russia in 2006, and, as at 31 December 2006, it accounted for 72.4% of electricity generation capacity and 96.0% of the entire length of the UNEG transmission lines (according to RAO UESR). It has approximately 469,300 employees. The Russian Federation currently owns a 52.68% interest in RAO UESR, with the remaining 47.32% owned by minority shareholders.

As of 30 June 2007, RAO UESR also owned controlling stakes of between 50% and 100% in 5 thermal OGKs, as well as a stake in excess of 49% in all TGKs except Mosenergo, and a 100% stake in the System Operator. As of 30 June 2007, RAO UESR owned approximately 90% of the FSK (the remaining 10% being owned by the Russian Federation), as well as shareholdings in those AO-Energos, the separation of which has not yet been completed, and in the other companies created as a result of the break-up of the AO-Energos. See "—Sector Reform".

Generation

The electricity generation sector now principally comprises six thermal OGKs, one Hydro OGK, fourteen TGKs (all of which are thermal), the Far East Generating Company, various nuclear generation complexes owned and/or operated by Rosenergoatom, as well as a number of independent producers and separate power units.

The thermal power plants of the RAO UESR Group accounted for 57% and 86% of total Russian electricity output and total Russian thermal power plant output in 2006, respectively. In 2006, the power plants of the OGKs increased their aggregate electricity output by 6.7%, as compared to 2005, and, in the same period, the output of the TGK plants increased slightly by 0.4%.

The heat output of the RAO UESR Group in 2006 amounted to 477.8 million Gcal, an increase of 2.7% as compared to 2005. The power plants of the OGKs and the TGKs increased their aggregate heat generation by 3.7% and 2.4%, respectively, as compared to 2005, while the AO-power plants that do not form part of the OGKs or TGKs increased their heat output by 3.6% in the same period.

The Wholesale Generating Companies (OGKs)

The major power plants which generate mostly electricity, formerly owned by RAO UESR or the AO-Energos, were merged into wholesale generating companies, the OGKs, which are the largest generators in the wholesale electricity market. The reorganisation contemplated the creation of seven OGKs, six of them containing thermal power plants and one containing hydroelectric power plants (Hydro OGK). Each OGK controls several power plants throughout Russia, primarily specialising in electricity generation. The OGKs primarily compete with each other and TGKs on the wholesale market and depend on the services of the FSK, the System Operator and the Trade System Administrator. See "—Current Market Structure—Service Providers in the Electricity Market".

The OGKs were formed according to the following principles:

- Formation on a large scale. Each thermal OGK has an actual installed capacity of 8.5-9.5 GW for thermal OGKs and 23 GW for Hydro OGK;
- Similar initial specifications (installed capacity, value of assets and average equipment wear);
- Minimisation of possibilities for monopoly abuse in the wholesale electricity market; and
- Consolidation based on the type of power generation facilities, thermal or hydro.

The establishment of the OGKs, which was approved by the RAO UESR board of directors on 29 September 2003, involved two stages. At the first stage, the OGKs were established as wholly-owned subsidiaries of RAO UESR and their share capital was paid by the contribution of RAO UESR assets, mainly power plants or shares in RAO UESR subsidiaries that operate power plants, as well as some cash to fund initial operating activities. At the second stage, RAO UESR contributed to the OGKs shares in companies that operate power plants spun-off from the AO-Energos. These operating companies were then merged into the OGKs.

As of 31 March 2007, the final corporate structure of all six thermal OGKs had been completed. Shares of all six of the OGKs have been admitted to trading on the RTS and/or MICEX. The plan for the final restructuring of Hydro OGK through the merger of its 22 subsidiaries into Hydro OGK is being developed and approved by RAO UESR.

The table below shows selected operational and production information for each of the OGKs for 2006.

OGK	Electricity capacity (MW)	Thermal capacity (GCal/h thousands)	Fuel Mix	Electricity output (billion kWh)	Heat output (GCal millions)
OGK-1	9,531	2.9	Gas/Coal	47.2	1.5
OGK-2	8,695	1.8	Gas/Coal	48.1	2.6
OGK-3	8,497	1.6	Gas/Coal	30.6	1.7
OGK-4	8,630	2.2	Gas/Coal	51.0	2.5
OGK-5	8,672	2.2	Gas/Coal	40.4	7.0
OGK-6	9,052	2.5	Gas/Coal	32.9	4.5
Hydro OGK	23,308	n/a	n/a	80.3	n/a

Source: Data published by the OGKs, RAO UESR

In 2006, the aggregate installed capacity of the OGKs was 76,385 thousand MW, representing 48% of the total installed capacity of the RAO UESR Group, and the aggregate electricity output of the OGKs was 330.5 billion kWh, representing approximately 48% of the total electricity output of the RAO UESR Group and approximately 33.2% of total electricity output in Russia.

The Territorial Generating Companies (TGKs)

The majority of the remaining power plants (generally CHPs) have been consolidated into TGKs. Under the reforms, the TGKs have been formed according to the following principles:

- Amalgamation of financially secure power plants on a territorial basis into inter-regional companies; and

- Minimisation of possibilities for monopoly abuse in the wholesale electricity market.

The RAO UESR board of directors on 23 April 2004 approved the establishment of 14 TGKs, while the details of their corporate structure were determined in the 3 February 2006 resolution of the RAO UESR board of directors. The formation of the TGKs involved the interregional integration of the generation assets of regional energy companies. The reform contemplated that TGKs were to be established as wholly-owned subsidiaries of RAO UESR and their final corporate structure was to be achieved by the merger of regional generation companies ("RGKs"), spun-off from the AO-Energos, into TGKs. However, certain TGKs (TGK-1 and TGK-7) ultimately were established by several RGKs directly, whilst TGK-3 and TGK-12 have not been specifically created during the reorganisation and consist of the generation assets of Mosenergo and Kuzbassenergo, respectively, following the spin-off from these companies of all non-generation assets into mono-profile companies. All 14 TGKs have been established, and, as at 30 June 2007, 11 TGKs had completed their corporate restructuring. See "—Sector Reform—Progress to date".

The 14 TGKs comprise primarily combined regional heat and power plants (CHPs) that generate both electricity and heat. Since the TGKs generally own heat grid infrastructure, as well as generation facilities, they are currently both wholesale electricity market participants and the largest players in their respective retail heat markets.

The table below shows selected operational and production information for each of the TGKs for 2006.

TGK	Electricity capacity (MW)	Thermal capacity (GCalh)	Fuel Mix	Electricity output (kWh millions)	Heat output (mln GCal)
TGK-1	6,237	13,686	Gas/Coal	23,243	22.8
TGK-2	2,453	12,271	Gas/Coal	9,834	19.6
TGK-3	10,677	34,290	Gas/Coal	64,378	70.2
TGK-4	3,324	17,384	Gas/Coal	13,045	30.4
TGK-5	2,467	9,040	Gas/Coal	10,419	17.0
TGK-6	3,140	10,825	Gas/Coal	29,221	18.6
TGK-7	6,880	29,793	Gas	27,230	50.2
TGK-8	3,602	13,366	Gas/Coal	16,147	17.4
TGK-9	3,280	16,952	Gas/Coal	20,116	43.0
TGK-10	2,593	11,571	Gas/Coal	16,796	18.9
TGK-11	2,026	8,241	Gas/Coal	8,393	16.4
TGK-12	4,772	6,997	Gas/Coal	24,904	13.8
TGK-13	2,458	7,091	Coal/Fuel oil	10,378	15.3
TGK-14	643	2,708	Coal	2,769	5.7

Source: Data published by the TGKs, RAO UESR

In 2006, the aggregate, installed capacity of the TGKs was 54,552 thousand MW, representing 34.3% of the total installed capacity of the RAO UESR Group. In 2006, the aggregate installed thermal capacity of the TGKs was 194,215 GCalh.

Rosenergoatom

Rosenergoatom is the sole authorised owner and operator of nuclear plants in Russia. It was established in 1992 and is owned by the Russian Federation. Rosenergoatom currently operates 10 nuclear plants with the installed capacity of approximately 23.2 GW. In 2006, Rosenergoatom produced approximately 154.7 TWh of electricity.

Independent producers

Other key players in the generation sector include the independent AO-Energos—Irkutskenergo, Tatenergo, Bashkirenergo and Novosibirskenergo—which, unlike the other AO-Energos, have not been restructured through spin-offs. Independent producers are majority-owned by private investors and currently remain vertically integrated companies engaged in generation, distribution and sales of electricity and heat in their respective regions. The map below shows the locations of these independent producers.


Tatenergo
Bashkirenergo
Novosibirskenergo
Irkutskenergo

Company	Installed capacity, (GW) as of 30 June 2007
Irkutskenergo	12.9
Tatenergo	7.0
Bashkirenergo	5.1
Novosibirskenergo	2.5

Sources: Irkutskenergo, Tatenergo, Bashkirenergo, Novosibirskenergo

Transmission

Currently, the FSK, owned by RAO UESR and the Russian Federation, controls the federal electricity trunk transmission grids within Russia. Pending the restructuring of RAO UESR, the FSK is also responsible for managing the shares of the MRSKs owned by RAO UESR. Under the rules applicable to the restructuring of the sector, following the completion of the restructuring of RAO UESR, the Russian government will be required to retain a three-quarters majority in the FSK.

The transmission sector is made up of the FSK and 56 regional transmission companies. These companies were spun off from the AO-Energos.

Initially, it was intended to consolidate the trunk grid assets of the AO-Energos into several interregional trunk grid companies established in 2004. The trunk grid assets have not been transferred as a result of modifications to the restructuring plan, which currently envisages that all transmission grid companies, as well as the interregional trunk grid companies, be merged into the FSK.

Distribution

The distribution sector comprises regional distribution companies ("RDCs") and the isolated Far East Distribution Grid Company, which operate the medium and low voltage distribution grids in Russia. Currently, there are 10 of the planned 11 MRSKs (not including the isolated MRSK of the Far East) in existence into which all RDCs are to be finally merged. The 10 current MRSKs are operating as the sole executive bodies of the RDCs under management agreements. Shares in the MRSKs are to be held in trust management (*doveritelnoye upravleniye*) by the FSK pending the completion of the distribution sector reform.

Fees received for distribution services include tariffs for electricity distribution and connection fees. Currently, electricity distribution tariffs and connection fees for distribution companies are determined by regional tariff authorities on a "cost plus" basis, which means that the tariffs comprise the relevant company's cost plus a certain profit margin. In recent years, this pricing method has not encouraged cost efficiency and it

has not allowed the implementation of extensive investment projects because certain capital expenditures are not deemed to be "costs" under the regulatory guidelines.

RAO UESR has introduced a new development strategy, according to which the transition to a new tariff regulation system would be based on a regulated asset base ("RAB") method. As opposed to the current "cost plus" method, the RAB method would allow returns on investments in the electricity distribution infrastructure at levels determined by the state regulator. It is currently planned that tariffs on the RAB method would be established for a period of five years, instead of the current one-year tariffs, to encourage long-term investments in the modernisation and development of the distribution grids.

Sales

Currently, retail customers purchase electricity from numerous electricity sales companies, which have been spun off from the AO-Energos, as well as independent electricity supply companies. As of 31 March 2007, all the former AO-Energo sales companies had been appointed as "guaranteeing suppliers" in their respective regions. Each "guaranteeing supplier" is obligated to enter into a contract with any end retail consumer at the demand of that end retail consumer. See "—Tariffs". At the end of 2006, the board of directors of RAO UESR decided that the shares of the electricity sales companies would be sold in the course of 2007 and 2008 in public auctions.

Repairs and Servicing

Approximately 194 repair and servicing companies were created during the reform of the AO-Energos. The majority are 100%-owned by corresponding TGKs and RDCs, although 12 were created via spin-off from the AO-Energos. Currently, it is planned that shares in these entities will also be sold in public auctions by the end of 2007.

Service Providers in the Electricity Market

The System Operator

In 2004, all dispatching functions of the Russian electricity sector, previously performed by the regional dispatch administrations, were transferred from the AO-Energos to the System Operator. The System Operator provides management services to all market participants in relation to the electricity systems and provides forecasts regarding generation and consumption of electricity.

In particular, in order to enable it to fulfil its responsibility for the maintenance of the sufficiency, stability and flexibility of electricity supply and the minimisation of the cost of electricity supply, the System Operator determines the load allocated to generation plants, assuming there is sufficient demand. In this context, generation plants may broadly be categorised as follows:

- *Base load generation.* This category of generation facilities encompasses facilities that are allocated the highest loads, either due to extraordinarily high efficiency, system safety issues (for example, technological minimum load requirements) or lack of flexibility (for example, in the event that a particular generator cannot quickly change load on demand and is therefore incapable of adjusting effectively to cover peak loads). Base load generation facilities include nuclear capacity, hydro capacity in the post-winter thaw season, TGK power plants only when they operate in "combined cycle" (joint generation of electricity and heat power) and certain coal and gas-fired power plants. Base load generation traditionally enjoys high load factors throughout the year, but is generally insufficient to cover total electricity demand. In the event of unusually high water flood rates in spring, hydrogeneration at its peak can affect some of the loads allocated to the Company's power plants.
- *Mid-load generation.* Mid-load generators are those generators that are typically dispatched if their variable costs are less than those of the least efficient generators necessary at any given moment to satisfy electricity demand (taking into account grid constraints). This category comprises the majority of wholesale thermal generation facilities, including those belonging to the Company. Depending on the prevailing price on the spot market, a mid-load generator could enjoy varying levels of load through the year, with the most efficient generators benefiting from higher loads.
- *Peak generation.* Peak generators are those generators which are called upon only at times of peak electricity demand to cover whatever deficit still exists after base load generation and mid-merit generators have already been dispatched. This category generally includes certain categories of hydro capacity (for example, hydroaccumulating power plants) and those power plants which have the ability to vary their load significantly in order to sell at times of peak prices.

Trade System Administrator

The Trade System Administrator manages the trading system of the wholesale market, clears payments for the supplies of electricity and for other services provided by the participants of the wholesale market. It also participates in the preparation of the rules of the wholesale market and monitors compliance with the rules, registers agreements between suppliers and customers on the wholesale electricity market, maintains the Register of the Wholesale Market Participants and organises pre-trial dispute resolutions in the wholesale market and supervises the System Operator and its relations with market participants. The Trade System Administrator was created in the form of a non-profit partnership whose members are participants in the wholesale market.

Tariffs

Sales of electricity and heat power continue to be subject to tariff regulation in Russia, although a major part of the reform of the electricity sector is the introduction of a gradually liberalised pricing structure for the supply of electricity.

The FTS is responsible for setting tariffs for:

- electricity and capacity traded under the Regulated Contracts on the wholesale electricity market;
- electricity transmission within the trunk grid;
- dispatching services of the System Operator; and
- the services of the Trade System Administrator.

The FTS also sets minimum and maximum tariffs for electricity distribution and electricity and heat sold on the retail market. See "—Current Market Structure—Distribution".

In accordance with Resolution No. 109, there are three types of tariffs for the electricity and heat power:

- electricity tariffs in the wholesale market (i.e. tariffs established for the Regulated Contracts);
- electricity and heat power tariffs in the retail markets; and
- tariffs for services rendered in the wholesale and retail markets.

Resolution No. 109 provides for the following methods of calculating of the aforementioned tariffs:

- method of economically reasonable expenses;
- method of economically reasonable return on invested capital; and
- method of tariffs' indexation.

The governmental authorities currently use the method of economically reasonable expenses. According to this method, the tariffs are calculated on the basis of the gross revenue, calculated in accordance with RAS, that a generating company requires from sales for the relevant period in order to cover specified expenses, including:

- expenses for purchases of fuel;
- expenses for purchases of electric and heat power;
- expenses for services rendered within the wholesale and retail markets of electric and heat power;
- expenses for purchases of raw materials;
- expenses for repairs of equipment;
- expenses for payment of salaries of staff and for social disbursements;
- expenses for amortisation of capital assets and intellectual property; and
- other expenses, including income tax payments.

The tariffs for electricity on the wholesale market and their limits are determined by the Russian government or the relevant federal authorities.

In practice, the FTS establishes the tariffs for the wholesale market upon the decision of the Ministry for Economical Development and Trade regarding the maximum permissible increase of tariffs' rates and calculations provided annually by the generating companies. However, in 2008 and beyond, the tariffs will be indexed according to the formulas defined by the FTS on the basis of factors that influence the costs of generating companies, including the inflation rate and changes in taxation regime. It is currently expected that

this new tariff calculation system will provide generating companies with additional incentives to introduce cost reduction programmes and, as a result, increase the profitability of their operations.

In addition, the FTS has approved the maximum and minimum limits for the tariffs in relation to the sales of electricity to retail customers for the years 2004-2006, which also influence the determination of the tariffs at the wholesale market.

The heat power tariffs are determined by the Regional Energy Commissions ("RECs") on an annual basis.

Structure of the Electricity Market

The Russian electricity market consists of the wholesale electricity and capacity market and the retail electricity market.

Wholesale Electricity Market

The wholesale market encompasses nearly the entire territory of the Russian Federation and provides a framework for the trading of energy. The wholesale market is a system of contractual relationships between all of its participants, which are linked together by the processes of production, transmission and consumption of electricity within the Unified Energy System of Russia. The Unified Energy System of Russia consists of seven IES, comprising the IES of North-West, Central, Urals, Volga, South, Siberia and Far East.


North-West IES
Moscow
Center IES
Volga IES
Urals IES
South IES
Siberia IES
Far East IES
(and isolated energy systems)

As a result of the deficiencies in the grid connections between Siberia and the Western parts of Russia, the wholesale market is also often aggregated into two principal pricing zones:

- the first pricing zone includes the Central IES, North-West IES, Volga IES, South IES and Urals IES; and
- the second pricing zone consists of the Siberian IES.

In addition, there are several isolated energy systems that constitute non-pricing zones which are subject to regulation at this stage.

Wholesale market participants mainly include:

- sellers of electricity and capacity, including generating companies (the OGKs, TGKs and various other generators) and electricity supply companies (energy traders) which re-sell in the market electricity and capacity bought from other market players; and
- purchasers of electricity and capacity, including major power consumers, electricity supply companies (energy traders) and generating companies, which, at certain points in time, may choose to purchase electricity in the market, rather than generate such electricity, to fulfil their delivery obligations.

The infrastructure of the wholesale electricity market is operated by the Trade System Administrator (including its wholly-owned subsidiary for clearance and settlements), the System Operator and the FSK. A company that intends to participate in the sale or purchase of electricity in the Russian electricity wholesale market must register with the Trade System Administrator as a participant in the wholesale market. The Trade System Administrator registers a company in the Register of Wholesale Market Participants if the company meets the following requirements:

- In the case of a supplier of electricity, it duly owns generation facilities with a total capacity of at least 25 MW and at least 5 MW in each part of the system within which places used for the determination of generated (consumed) electricity volume are located (the "Supply Places") or has a right to sell electricity generated by such equipment;
- In the case of a consumer of electricity, the electricity sales company or the electricity supply company duly owns electricity receiving equipment with a total capacity of at least 20 MWA and at least 2 MWA or more at each Supply Place;
- It carries out collection, processing and transfer to the Trade System Administrator data of commercial accounting of generated (consumed) electricity at each of its Supply Places;
- It has entered into an electricity transmission agreement; and
- It has entered into an agreement relating to dispatching services.

Violations of the rules of the electricity wholesale market may result in the cancellation of the company from the Register of Wholesale Market Participants. In addition, participants of the electricity wholesale market must enter into agreements with the Trade System Administrator in connection with the sale and purchase of electricity.

The structure of the wholesale power market was reformed with effect from September 2006, and a brief summary of the wholesale power market prior to that date is set out below.

Former Wholesale Power Market (prior to 1 September 2006)

Historically, the wholesale power market operated across the entire territory of the Russian Federation, providing a framework for large-scale, often interregional, trading of energy, in the following three segments:

- *Regulated sector:* electricity was traded at regulated tariffs, set by the FTS, using a cost of services approach based on generation cost estimates (the annual forecasts of electricity volumes to be generated or consumed by each market participant). Electricity tariffs for generators were two-tiered. Electricity capacity payments covered 85% of fixed costs of power generation and payments for electricity covered fuel costs. Power tariffs for consumers depended on the annual electricity consumption.
- *Free trade sector (spot market)*: on the spot market, generators contracted the production output of up to 15% of their capacity; consumers submitted price bids for each hour of the next trading day for no more than 30% of their planned consumption. The Trade System Administrator matched these bids and offers using the minimum price criterion, thus determining free sector electricity trade volumes and prices for each hour of the day. The electricity volumes traded on the spot market were limited. Historically, the free trade segment represented only 7-8% of the total Russian annual electricity consumption, as consumers had no obligation to trade in this segment since they could purchase all their electricity requirements in the regulated sector at FTS tariffs. Generation companies, on the other hand, had incentives to trade on the spot market as 15% of their fixed costs were not covered by the capacity payments in their two-tiered tariffs.
- *Balancing sector:* this was designed to eliminate any "real time" discrepancy in the supply and demand of electricity caused by deviations of planned volumes of generation from actual consumption. The System Operator and the Trade System Administrator sought to balance supply and demand in real time based on price offers from generators and bids from consumers.

New Wholesale Power Market (since 1 September 2006)

The New Wholesale Market Rules introduced significant changes to the former wholesale market for the transitional period prior to the anticipated full liberalisation of the sector (except for electricity required for residential consumption). Currently, electricity is traded on the basis of the following trading mechanisms:

- Regulated Contracts;

- Unregulated bilateral contracts;
- "One-day-ahead" market; and
- Balancing market.

Regulated Contracts

The former regulated sector of the wholesale market was replaced in September 2006 with a system of Regulated Contracts. Regulated Contracts are effectively take-or-pay obligations at a regulated tariff for electricity and capacity volumes and represent an interim step in the transition from a regulated environment to competitive pricing.

The volumes of electricity that must be sold by generators under Regulated Contracts for September-December 2006 were set in accordance with the projected electricity output for the period and covered 95-100% of planned generation output of each generator for this period.

According to the New Wholesale Market Rules, for the first half of 2007 and for the second half of 2007, 90-95% and 85-90%, respectively, of each generator's planned annual output (based on the FTS forecast balance for 2007) must be covered by Regulated Contracts. Starting in 2008, the volumes of electricity to be covered by Regulated Contracts are expected to decline according to the schedule that was approved under Resolution No. 205 on 7 April 2007. This schedule envisages an accelerated liberalisation timetable under which the wholesale market will be fully liberalised by 2011 (excluding volumes of electricity required for residential consumption). See "—Sector Reform—Electricity Wholesale Market Regulation".

The volumes of planned generation that are not required to be traded under the Regulated Contracts may be contracted under unregulated bilateral contracts or traded in the "one-day-ahead" spot market or the balancing market. Moreover, in addition to the annual liberalisation of a specific percentage of the annual planned generation volumes, all electricity output in 2007 in excess of such planned output as reflected in the 2007 FTS forecast balance may be traded at unregulated prices. All electricity output generated by generation facilities commissioned after 1 January 2007 will be exempt from the regime of regulated contacts and may be sold at unregulated prices.

In 2007, the prices for electricity sold under Regulated Contracts were established at the level approved by the FTS in accordance with the "cost-plus" principle. From 2008, the prices will be calculated in accordance with tariff indexation formulas determined by the FTS. Such formulas will be prepared on the basis of various economic and financial indicators which reflect the factors that influence the costs of generating companies, including the forecasted level of inflation, the growth of fuel prices and tax rates.

The parties to Regulated Contracts are determined by the Trade System Administrator and contracts are registered with the Trading System Administrator. Current Regulated Contracts were concluded in 2007 for one year or more depending upon the type of customers and are expected to be renewed upon expiry.

The sellers are required to cover the volumes prescribed in the Regulated Contracts either through their own generation or through their purchase of electricity in the spot market at prevailing market prices. Similarly, the buyers under the Regulated Contracts receive planned electricity volumes at regulated tariffs and can freely trade the imbalance, if any, between their demand for electricity and the supply as provided under the Regulated Contracts. If a buyer needs additional power, it can buy it in the spot market at the current market prices. If the buyer cannot consume the full volume of electricity as stipulated by its Regulated Contract, it must still pay in full and seek to recover its costs through the sale its excess contracted volumes in the spot market.

Each year, the supplier and consumer under a Regulated Contract have an option to terminate their contract upon mutual agreement. Should this option be exercised, the generator will be free to sell its released electricity or capacity volumes under unregulated bilateral contracts at free-market prices or in the spot market. Similarly, the customer will have to cover its demand by purchases under "non-regulated" bilateral agreements at free-market prices or in the spot market. For the remainder of the respective year, neither party may revert to the Regulated Contract. However, at the beginning of the following year, the parties may elect to enter into a new agreement.

Unregulated bilateral contracts

Participants in the wholesale market may sell electric power at unregulated prices, according to unregulated contracts or in competitive bids at the "one-day-ahead" market.

Electricity sales prices and volumes sold under unregulated bilateral contracts are negotiated between the supplier and the purchaser. From 2008, all electricity produced by newly commissioned generation facilities will be sold and purchased at unregulated prices (either on the spot market or under unregulated bilateral contracts).

The sale of electricity in the free market can lead to a price exposure. This risk may increase with the volume of electricity and capacity sold at free market prices. To counter this risk, and lock in revenue for longer periods of time, it is possible to enter into long-term electricity supply contracts, whether at fixed or floating prices. To date, the number of long-term agreements, other than Regulated Contracts, in the industry as a whole has been insignificant taking into account the total size of the market and the volumes sold at free market prices.

"One-day-ahead" market (spot market)

The New Wholesale Market Rules have introduced a spot market for those suppliers and consumers who wish to buy or sell volumes or capacity on a free market basis or did not enter into a Regulated Contract for whatever reason. The participants in the wholesale market may submit price bids for buying or selling electricity for a certain volume and price for each hour of the next day. The Trade System Administrator selects the winning bids using the minimum price criteria, and thus determines electric power volume and equilibrium price (i.e., the price which balances supply and demand) for each hour of the following day. The equilibrium prices are determined taking into account the following factors:

- Equilibrium prices must be the same for all electric power sales volumes within the respective calculation power energy nodes;
- An equilibrium price for a supplier should not be lower than the price specified in its bid;
- An equilibrium price for a purchaser should not be higher than the price specified in its bid; and
- Equilibrium prices should reflect the system's technical limitations and electric power losses.

After the equilibrium prices and volumes are determined, the participants may submit price-confirmation bids, confirming their intention to sell or buy electricity at the determined volumes and equilibrium prices. The price-confirmation bids are to be rejected if there is no technical feasibility to supply electric power volumes specified in the price-confirmation bids, or the total volume of the electric power specified in the price-confirmation bids of purchasers exceeds the total volume of electric power specified in the price-confirmation bids of suppliers.

Balancing Market

The balancing system is a real time market for electricity based on competitive bids, which is intended to cover the deviations of planned power volumes from the actual generated or consumed volumes.

Electricity capacity market

Under the New Wholesale Market Rules, capacity is traded separately from electricity. Electricity capacity payments represent a "standby" compensation for a generator's capability to generate electricity regardless of whether the electricity is actually generated. Regulated capacity payments (under Regulated Contracts) are individually determined for each generator on the basis of its fixed costs divided by planned and preliminarily dispatched capacity, and, in principle, would allow the generator to break even when it does not generate and sell any electricity. When selling capacity, generation companies are obliged to maintain their generation equipment in good condition so that they are able to produce at any time electrical power in the required volume and to the required specification. If the obligation to maintain generation equipment in good working order is not fulfilled by a generating company, the price of its capacity under each Regulated Contract will be reduced.

From 2008, capacity volumes bought and sold under Regulated Contracts is expected to be gradually reduced as determined by the Russian government. Excessive capacity (not covered by Regulated Contracts) and capacity of all newly built power plants (commissioned from 2008) will be sold at competitive prices determined following the results of auctions. As at the date of this prospectus, capacity continues to be sold exclusively under Regulated Contracts and the rules and mechanism of the free-market sales of new capacity have not yet been elaborated.

Wholesale Market Competition

Although competition between generators is currently limited as a result of existing regulations and the common ownership by RAO UESR of most generators, competition for sales of both capacity and electricity is expected to develop in line with the increasing liberalisation and privatisation of the sector. Electricity capacity

payments are intended to cover fixed operating costs, and, therefore, the generator's ability to compete in the capacity market depends largely on control of overhead and semi-variable costs. Electricity prices, on the other hand, are intended to cover mainly variable costs such as fuel, and, as a result, competitive advantages in this market are largely dependent on control of variable costs.

As a general rule, thermal generation determines equilibrium electricity price levels in the free sector. However, hydro and nuclear generation facilities also contribute to seasonal pricing fluctuations. In particular, the hydrogenerators increase supply in the April to September period, while the nuclear plants operate during the peak winter period. Since transportation of electricity over long distances is accompanied by growing losses and rising costs, primary competition usually occurs within specific pricing zones or even within specific electricity energy nodes.

Retail Electricity Market

New retail market rules have been introduced governing the interaction between wholesale and retail market participants during the transition period of the electricity industry's restructuring. As a result of the structural transformations in the electric power industry, the retail markets currently include sales companies that, unlike the former AO-Energos, do not generate electricity, but purchase it from generation companies on the wholesale electricity market. The changes in retail market rules depend greatly on changes in the wholesale market because of the transition to the system of Regulated Contracts, which should gradually result in the liberalisation of electricity (as well as capacity) trading.

The main principles of the operation of the retail electricity markets are as follows:

- End consumers have the right to decide from which sales company they buy electric power at unregulated prices;
- "Guaranteeing suppliers" are obliged to enter into a contract at the request of any end consumer;
- Unregulated prices for end consumers are set freely by all market participants, except for "guaranteeing suppliers"; and
- Competition between retail power producers.

The new retail market rules give consumers an opportunity to choose an energy supplier. However, not all energy suppliers are under an obligation to enter into contracts with requesting consumers: only "guaranteeing suppliers" have this obligation.

"Guaranteeing suppliers" will be appointed pursuant to the public tender procedures, and pending the tenders, electricity sales companies, which have been spun off from the AO-Energos, have been appointed "guaranteeing suppliers". "Guaranteeing suppliers" are in existence across the entire territory of the Russian Federation. In each region, their areas of operation are defined individually by regional authorities. Regional authorities are monitoring, on an on-going basis, the activities performed by guaranteeing suppliers, including their financial condition.

The new retail market rules also establish a system of pricing within the retail market. Tariffs are to be set by the respective regional tariff authorities and are subject to the minimum and/or maximum levels established by FTS.

The maximum and minimum unregulated price is calculated according to a specific formula and is based on the average weighted price of one unit of electric power (1 kWh) in the wholesale market (published monthly by the Trade System Administrator) in the previous month. It also takes into account government-regulated tariffs for power transmission services, services provided by the Trade System Administrator and RAO UESR, and the retail sales mark-up.

Under the current retail pricing regime, households are in effect subsidised by large industrial consumers of electricity since tariffs for households are set at less than commercially viable levels at the expense of higher tariffs for industrial and commercial consumers. The Company believes that the removal of such cross-subsidies would cause average electricity prices for domestic consumers to increase substantially. The possibility of using state subsidies to avoid such a substantial increase for domestic consumers is reported to be under consideration by the Russian government.

The new rules for the operation of the retail market set out the new pricing principles for the retail electricity market. These rules envisage that the deregulation of the retail electricity market be carried out in conjunction

with deregulation of the wholesale market so that the end consumers of electricity are provided with adequate information on the actual cost of electricity. All consumers, except for households and similar consumer groups, have started to purchase part of their electricity requirements at unregulated prices.

During the transition period, electricity is supplied to consumers who are natural persons only at regulated prices and at tariffs fixed by the FTS.

Heat Market

Heat markets are regional retail markets and heat tariffs are regulated and set within the general guidelines provided by the FTS and by regional authorities.

Prices of retail heat energy markets in Russia are regulated by the Federal Law "On state regulation of tariffs for electric and heat energy in the Russian Federation" No 41-FZ, dated 14 April 1995 and Resolution 109. The FTS is responsible for setting the minimum and maximum tariffs with respect to heat energy sold on Russian retail markets, which are established for a period of at least one year. There are separate tariff ranges for each Russian region.

After the minimum and maximum tariffs are approved by the FTS, the Russian regional authorities establish heat energy tariffs for the relevant territories with the range set by the FTS. When determining regional tariffs, the authorities are required to take into account: (i) changes with respect to the types and prices of fuel used to produce heat energy, and (ii) volumes of heat energy purchased by consumers, as well as reduction in such volumes due to use of autonomous heat energy sources.

Fuel Supply

There are primarily five fuel sources used for electricity generation: hydro, nuclear, coal, natural gas and, to a lesser degree, fuel oil or distillate. Due to its high price, fuel oil is used only as reserve fuel in periods of peak load when all other fuel sources have been exhausted.

Hydrogeneration is weather dependent and only certain regions of Russia experience enough precipitation to feed the river systems that provide sufficient waterflow for hydro electric plants.

Nuclear plants play a significant role in the generation of the electricity in the European part of Russia. Rosenergoatom is the sole authorised owner and operator of nuclear plants in Russia. See "—Current Market Structure—Generation—Rosenergoatom".

The remaining electricity demand is satisfied by fossil fuel-fired power plants. The thermal generation is supplied primarily by gas and coal, with gas playing a dominant role as the most efficient fuel type.

Most power plants are also capable of using fuel oil as reserve fuel, which they utilise when there is a disruption in the primary fuel supplies.

The table below shows a breakdown of the types of fuel used to generate the total generation of the RAO UESR Group in 2006.

Fuel	Share in generation consumption (%)
Gas	70.0
Coal	26.0
Fuel oil	3.4
Other	0.6
Total	**100.0%**

Source: RAO UESR

Fossil fuel-fired plants are expected to continue to maintain their role as the primary source for electricity generation. Russia's energy strategy promotes the construction of advanced coal-fired generation facilities in the coal-rich Siberian region, as well as the Urals region, which is close to coal-producing regions of Siberia and Kazakhstan. The strategy also recommends a focus on efficient natural-gas-fired capacity for the western and far eastern areas of the country.

Gas Supply

The Russian gas supply market is highly monopolistic, with a vast majority of supplies, reserves, production and transportation controlled by the state-owned Gazprom.

Gas is supplied by Gazprom under pre-agreed quotas at regulated prices determined by the FTS for Gazprom. Gas required in excess of these quotas can normally be bought on the market, but will be supplied at commercial prices, which can be significantly higher than the tariffs established by the FTS for gas supplied in the quotas.

At the end of 2006, RAO UESR and Gazprom agreed to the total amounts of gas to be supplied to electricity generating companies: 162.9 bln cubic metres for 2007, 166.9 bln cubic metres for 2008, 174.8 bln cubic metres for 2009 and 186 bln cubic metres for 2010.

RAO UESR have been negotiating with Gazprom the supply of gas to Russian electricity generation companies under long-term agreements in order to secure electricity market stability. It is expected that such agreements will be entered into for a term of 5 years, with the volume of gas to be supplied subject to annual revision.

In Russia, Gazprom gas prices do not fluctuate according to supply and demand. Instead, they are regulated by the FTS, in accordance with Russian government Resolution No. 1021 "On State Regulation of Gas Prices and Tariffs for Gas Transportation in the Territory of the Russian Federation", dated 29 December 2000. The gas prices of independent suppliers are not regulated, but reflect prevailing domestic prices in the market.

Gas prices for the domestic market in Russia have remained significantly less than export gas prices (even if amounts payable due to export tariffs, excise duties and transportation costs are disregarded), primarily due to regulation of the domestic prices. In November 2006, the Russian government approved a gas liberalisation schedule which aims to increase gradually the regulated natural gas price until that price is equal to European gas prices (net of export tariffs, excise duties and transportation costs) by 2011. According to Minpromenergo estimates, it is planned that gas prices will rise by 15% from January 2007, by 25% from January 2008, by 13% from each of January and July in 2009 and 2010 and finally, by the required rate from January 2011.

Significant future increases in gas prices are likely to have a significant impact on the potential profitability of the generating companies, as it will increase their expenses, or require them to source more costly fuel for their plants. In addition, they may have obligations to continue supplying energy directly or indirectly to residential consumers, regardless of those consumers' ability to pay increased tariffs.

Coal Supply

Coal is supplied at prevailing market prices by a number of large private producers derived from Russian deposits through short- and mid-term supply contracts and is also imported, primarily from Kazakhstan. The major Russian coal suppliers are Siberian Coal Energy Company, Kuzbassrazrezugol and Russian Coal. Many Russian coal-fired power plants were designed to use coal of a specific grade, and thus certain generating companies are dependent on specific coal suppliers.

Overview

The Company is one of the six thermal OGKs established during the course of the restructuring of the Russian state-controlled electricity holding company, RAO UESR. The Company's core business comprises the generation of electricity and the sale of electricity and capacity on the Russian wholesale electricity market, as well as the generation and sale of heat power. According to information published by RAO UESR, the Company was the second largest company in terms of electricity output in 2006 and the third largest in terms of installed capacity, among the six thermal OGKs.

The Company is headquartered in Moscow, and comprises five branches located in regions that are included in the Urals, North-West and South IES of the Russian Federation. Each branch operates one of the Company's five thermal power plants. As of 30 June 2007, the Company's total installed electricity generation capacity amounted to 8,695 MW, which constituted approximately 6% of the total installed thermal electricity generation capacity in Russia, according to Minpromenergo.

In 2006, the Company increased its output of electricity by 17% to 48,084 million kWh, representing approximately 7% of the total electricity output produced by thermal generation in Russia. According to RAO UESR, total electricity output in Russia amounted to 995.6 TWh in 2006, an increase of 4.5% as compared to 2005. Of this total electricity output, thermal power plants accounted for 664.1 TWh (an increase of 5.5% year-on-year). In the first six months of 2007, the Company produced 23,826 million kWh of electricity, 1% more than in the same period of 2006.

Approximately 67% of the Company's total installed capacity is located in the Urals IES, whose constituent regions recorded some of the highest levels of economic growth among all regions of Russia between 1998 and 2006, according to Minpromenergo. Economic growth has driven a significant increase in the demand for electricity in the Urals IES in that period, and, as a result, demand for capacity exceeds supply in the Urals IES, making this IES dependent on supplies of electricity from other IES. The Company's three power plants in the Urals IES are Serovskaya GRES, Troitskaya GRES and Surgutskaya GRES-1, which, in terms of electricity output in 2006, was Russia's second largest thermal power plant (according to RAO UESR). These three power plants accounted for approximately 14% of the total installed capacity in the Urals IES as at 30 June 2007. In the South IES, which is characterised by volatile patterns of consumption of electricity and capacity, the Company operates Stavropolskaya GRES, which is the largest GRES operated by thermal OGKs in the South IES. In the North-West IES, the Company operates Pskovskaya GRES, which, as a result of its location close to Russia's north-western borders, may in the future be able to export electricity to the European markets. All of the Company's five power plants are located in the first pricing zone of the wholesale electricity market of the Russian Federation, which, as a result of its reliance on generation by thermal power plants, has typically offered electricity prices that are, on average, twice as high as electricity prices in the second pricing zone based on six months 2007 results (comprising the Siberian IES), in which a significant part of output derives from lower cost hydrogeneration.

The Company's average capacity load factor rate in 2006 was 63% (compared to an average of 50% for thermal power plants in Russia in 2006 according to RAO UESR and Minpromenergo), with the Company's largest power plant, Surgutskaya GRES-1, operating at a capacity load rate of 84%.

The table below summarises certain key indicators of the Company's five generation facilities.

Facility	Location	Installed Capacity as at 30 June 2007 (MW)	Electricity Output in 2006 (million kWh)	Primary Fuel
Surgutskaya GRES-1	Urals IES	3,280	24,148	Gas
Stavropolskaya GRES	South IES	2,400	9,830	Gas
Troitskaya GRES	Urals IES	2,059	8,988	Coal
Serovskaya GRES	Urals IES	526	3,228	Coal, gas
Pskovskaya GRES	North-West IES	430	1,890	Gas
Total		**8,695**	**48,084**	

The Company is currently planning to increase the aggregate installed electricity generation capacity at Stavropolskaya GRES and Troitskaya GRES by up to 2,120 MW by 2012 in order to increase production of electricity in response to growing demand in the South IES and Urals IES, respectively, as well as to improve fuel consumption rates and operating efficiency at these plants through the construction of new generation units

which will employ more modern technology. The Company is also currently formulating a project to construct new generating units to replace a portion of existing installed capacity at Serovskaya GRES, although this project remains subject to approval by RAO UESR and the Company's Board of Directors.

The Company uses a balanced fuel mix, comprising gas and coal, as well as small amounts of fuel oil. The Company's largest power plant, Surgutskaya GRES-1, is located in one of Russia's main gas-producing regions and currently obtains its gas requirements from local suppliers, primarily the independent oil and gas producer, Surgutneftegaz. Troitskaya GRES, which primarily uses coal, is located close to the border with Kazakhstan, from where it obtains its supplies of coal by railway, while Serovskaya GRES uses a mix of gas and coal and is able to vary its fuel mix in accordance with gas and coal pricing trends. The two remaining GRESes primarily use Gazprom gas.

In 2006, the Company derived 97.6% of its revenues from the sale of electricity and the sale of capacity (97.4% in the six months ended 30 June 2007), primarily to electricity supply companies and large industrial consumers through the wholesale electricity market. The remainder of the Company's revenues in both periods were largely attributable to sales of heat. The Company sold 48,070.2 million kWh of electricity in 2006 (27,144.9 million kWh in the six months ended 30 June 2007). The electricity industry in Russia is subject to a substantial degree of government regulation, and, in the six months ended 30 June 2007, the Company was required to sell a prescribed volume of its total output of electricity at FTS-regulated tariffs under Regulated Contracts. FTS tariffs are calculated by reference to the Company's operating costs (determined in accordance with RAS), and, as a result, have historically resulted in reduced operating margins, although the current basis of tariff calculation is expected to be replaced by a tariff indexation formula from 2008. The Company is permitted to sell at free market prices all output in excess of the volumes that it has agreed with the FTS to sell under Regulated Contracts, and, in accordance with the current timetable for liberalisation of the wholesale market electricity, the Company expects that it will be able to sell an increasing proportion of its electricity output at free market prices until, by 2011, sales of wholesale electricity are no longer subject to tariff regulation (other than electricity required for residential consumption). In 2006, the Company also supplied 2,542.0 thousand Gcal of heat.

For the six months ended 30 June 2007, the Company had revenue of RUR 15,938,225 thousand, operating profit of RUR 1,185,718 thousand, EBITDA of RUR 1,725,044 thousand, EBITDA margin of 10.8%, adjusted EBITDA of RUR 1,725,044 thousand and adjusted EBITDA margin of 10.8%. For the year ended 31 December 2006, the Company had revenue of RUR 25,433,668 thousand, operating profit of RUR 3,656,949 thousand, EBITDA of RUR 4,512,772 thousand, EBITDA margin of 17.7%, adjusted EBITDA of RUR 205,613 thousand and adjusted EBITDA margin of 0.8%.

History and Development

The Company was incorporated on 9 March 2005 by its then sole shareholder RAO UESR. At the date of incorporation, RAO UESR made contributions to the Company's charter capital in the form of shares of the thermal power generating companies OJSC Troitskaya GRES, OJSC Stavropolskaya GRES and OJSC Pskovskaya GRES, comprising stakes in those companies of 100% (less one share), 51% and 50%, respectively. Two of these three generating companies, OJSC Troitskaya GRES and OJSC Stavropolskaya GRES, had been incorporated as subsidiaries of RAO UESR in 1993. OJSC Pskovskaya GRES had originally been established as a subsidiary of OJSC Pskovenergo in 1994. Following the contribution of these stakes by RAO UESR to the Company in May 2005, these three companies became operating subsidiaries of the Company. On 29 August 2005, the Company signed management agreements with each of these three generating companies under which the Company agreed to operate as the sole executive body for those companies in place of a general director. In addition to these contributions of shares, RAO UESR also made an aggregate cash contribution to the Company at the time of its incorporation of RUR 21.1 million in 2005 in order to fund its start-up operating costs.

In May 2006, the Company acquired stakes of 87.69% and 100%, respectively, in a further two generating companies, OJSC Serovskaya GRES and OJSC Surgutskaya GRES-1. Prior to such acquisition, the Company had signed management agreements with these two generating companies, on 29 August 2005 and 29 September 2005, respectively, under which the Company agreed to operate as their sole executive body. In contrast to the three generating companies referred to above, neither of these two subsidiaries had existed as a separate legal entity prior to 2005. OJSC Serovskaya GRES had been incorporated on 1 April 2005 as a result of the reorganisation of JSC Sverdlovenergo in the form of a spin-off from it of several legal entities, including OJSC Serovskaya GRES, and comprised various business and production assets that had been transferred from JSC Sverdlovenergo, a subsidiary of RAO UESR. OJSC Surgutskaya GRES-1 had been incorporated on 1 July 2005 as a result of the reorganisation of another subsidiary of RAO UESR, JSC Tyumenenergo, in the form of a

spin-off from it of several separate legal entities, including OJSC Surgutskaya GRES-1, and comprised various business and production assets that had been transferred from JSC Tyumenenergo. Each of JSC Sverdlovenergo and JSC Tyumenenergo had been a vertically-integrated electricity company, which included sales and distribution divisions in addition to their power generation businesses. In May 2006, the Company acquired an additional stake of 40.69% in OJSC Stavropolskaya GRES, increasing its total shareholding to 91.74% (having acquired an additional 0.05% through purchases in 2005), as well as an additional stake of 24.63% in OJSC Pskovskaya GRES, increasing its total shareholding to 74.63%. These stakes in OJSC Stavropolskaya GRES and OJSC Pskovskaya GRES, as well as the stakes in OJSC Serovskaya GRES and OJSC Surgutskaya GRES-1, were acquired in consideration for the issue of a total of 14,547,265,563 ordinary shares of the Company to existing shareholders of those companies.

In November 2005, RAO UESR decided to reorganise the Company by merging OJSC Pskovskaya GRES, OJSC Stavropolskaya GRES, OJSC Surgutskaya GRES-1, OJSC Serovskaya GRES and OJSC Troitskaya GRES into the Company. On 28 February 2006, the shareholders of these generating companies approved such reorganisation through a merger with and into the Company. For purposes of the merger, the Company issued new shares in sufficient quantity in order to exchange all outstanding shares in those five generation companies for such newly issued shares in the Company in accordance with the exchange ratio set based on the results of an independent appraisal of the Company's shares and the shares of each OJSC Pskovskaya GRES, OJSC Stavropolskaya GRES, OJSC Surgutskaya GRES-1, OJSC Serovskaya GRES and OJSC Troitskaya GRES. As a result, each of OJSC Troitskaya GRES, OJSC Stavropolskaya GRES, OJSC Pskovskaya GRES, OJSC Serovskaya GRES and OJSC Surgutskaya GRES-1 were merged with the Company and the shares in these companies were exchanged for shares in the Company. On 29 September 2006, these companies ceased to exist as separate legal entities and became operating branches of the Company. See "Presentation of Financial Information—Presentation and preparation of results for the year ended 31 December 2006 and for the year ended 31 December 2005".

The Company operates its electricity generation assets through its five branches. In addition, it also owns certain subsidiaries and is the holding company of its group. As of the date of this prospectus, none of these subsidiaries are materially significant to the Company's business.

Competitive Strengths

The Company believes that it benefits from the following principal competitive strengths:

Strong market position and significant presence in the free market

According to information published by RAO UESR, in 2006 the Company was the second largest in terms of electricity output, and the third largest in terms of installed capacity, among all thermal OGKs in Russia. The Company plays a major role in the Urals IES and the South IES, and in terms of installed capacity as at 30 June 2007, was the second largest and the largest, respectively, in these IES among thermal OGKs.

The Company has a strong position in the free market. In the six months ended 30 June 2007, 13% of its total net electricity sales volumes was made in the free market exceeding a 10% prescribed limit for unregulated contracts. The excess was due to increased load and efficiency of the Company's operations as well as trading activity on the free market. The Company believes that the scale of its operations and its strong position in the free market enable it to maintain a significant market share in the free wholesale electricity market in Russia.

Beneficial locations and strong presence in attractive energy nodes of regional energy systems

The Company's power plants operate in the Urals, South and North-West IES and are located in attractive energy nodes exhibiting a shortage of electricity supply due to the lack of generating capacity and grid limitations, as well as high growth rates in the electricity consumption.

Three out of the Company's five power plants, including its largest branch, Surgutskaya GRES-1, are located in the Urals IES, and currently represent in aggregate 67% of the Company's total installed capacity. The Urals region, which forms a part of the Urals IES, is the largest industrial area in Russia that accounted for 17.3% of total industrial output in 2005. Largely as a result of industrial growth, electricity consumption in this IES grew by 3.0% annually during 1998 – 2005, according to Minpromenergo, which exceeded the average growth rate of 2.2% for all Russian IES over the same period. The Urals IES generated 241.7 TWh in 2006 (equivalent to 24.3% of the total electricity consumption in Russia during such period) and recorded the highest consumption of any IES of Russia. According to Minpromenergo forecasts, the Urals IES is not sufficient to meet the increasing demand from consumers, and, due to grid limitations on the supply of electricity from neighboring IES, the Urals IES is expected to experience one of the largest electricity supply deficit of any IES by 2010. As at 31 December 2006, the Company accounted for 13.6% of the total installed capacity in the Urals IES, and, in 2006, the Company produced 15.0% of the total electricity output in the Urals IES.

Surgutskaya GRES-1, accounting for approximately 50% of the Company's total output, plays a major role in the Tyumen energy system as one of the key electricity generators, accounting for approximately 32% of total electricity consumption of the system, according to the System Operator. The Tyumen region (which includes Khanty-Mansiisk and Yamalo-Nenetsk regions), which accounts for 67% of Russian oil production and recorded a 4.3% growth in industrial production in 2006, represents one of the most deficient industrial areas in terms of electricity supply. According to the System Operator, electricity consumption in the Tyumen energy system grew by approximately 10% in 2006. An increase in supply from other energy systems of Urals and other IES is currently constrained by grid transmission limitations.

The demand for electricity in the Urals IES, where Troitskaya GRES is located, amounted to 241.7 TWh in 2006 (or a 5.9% growth from the 2005 level) according to RAO UESR. The growth in electricity demand was interpinned by a 5.4% increase in industrial output in the region, according to Rosstat. In 2006, 3.7% of the total production of electricity in the Urals IES was supplied by Troitskaya GRES. The growing electricity deficit in the Urals IES determines the importance of Troitskaya GRES in balancing supply and demand, which was evidenced by a growing load of the capacity of the plant in the first six months of 2007.

Serovskaya GRES operates in the Serov-Bogoslov energy node, exhibiting the strongest shortage of electricity supply in the Urals IES due to existing grid constraints limiting electricity flows from neighbouring energy nodes and an increasing consumption from ferrous metals producers located in the region. The capacity of the plant accounts for 75% of the total installed electricity capacity in the node.

In accordance with its investment programme, the Company plans to commission new generation electricity capacity at Troitskaya GRES and Serovskaya GRES (subject to further approval by the Company in the case of Serovskaya GRES) power plants in the Urals region, which the Company believes will allow for a greater market share in the Urals IES.

Stavropolskaya GRES is located in the South IES, in which it currently accounts for 14.8% of installed capacity. In 2006, it accounted for a 12.3% share in electricity sales in the region according to RAO UESR. The South IES has historically experienced deficits and obtained part of its electricity requirements from neighbouring IES. This situation has been compounded by a failure to invest sufficiently into the modernisation of generation facilities of the South IES and limitations in grid connections to other IES. In addition, the South IES has been frequently exposed to peak loads resulting in higher electricity prices during peak consumption. The Company's investment programme contemplates a commissioning of new generating capacity at Stavropolskaya GRES, which should allow the Company to further develop its market share in the South IES.

Pskovskaya GRES is located in the North-West IES and accounted for 2.0% of the total installed capacity in such IES in 2006. According to Rosstat forecasts, the industrial production in the region grew at an average annual rate of 6.2% during 2006 and the North-West IES is expected to face the third largest deficit of any IES by 2010. Pskovskaya GRES is located close to the Estonian border and may in the future be able to supply electricity to the Baltic States and Belarus, which could experience a supply deficit after the closedown of the Ignalina nuclear power plant in Lithuania.

Strong positioning for the developing unregulated wholesale electricity, emerging capacity and planned system services markets

The Company is an active participant in the unregulated wholesale market of the Russian electricity industry, and the Company believes that it will be able to benefit from the increasing liberalisation of the electricity sector, as well as from new opportunities that will arise as the capacity and system services markets are established and become fully functional. In the six months ended 30 June 2007, for example, the Company sold 13% of its total net electricity sales volumes at free market prices (28%, including sales of electricity purchased from third-party generators). The Company currently expects that the share of electricity to be sold at free market prices will increase as the market further liberalises. In addition, since the establishment of the spot-market, the Company has been managing its operational margins by seeking to purchase the volumes of electricity on the one-day-ahead market or balancing market that are necessary to fulfil its contractual obligations at the times when free market prices are lower than Company's production costs.

Efficient electricity generating facilities in the Russian electricity sector

Surgutskaya GRES-1, Stavropolskaya GRES and Pskovskaya GRES, which account for 70% of the Company's installed capacity and in 2006 supplied 74% of the total electricity output, are among the most efficient generating facilities in the Russian market as measured by heat rate. This has become of significant importance due to gas prices that have been steadily increasing over the last three years.

The Company operates one of the youngest electricity generating facilities with an average age of 32 years, which ranks the Company second among all thermal OGKs in Russia. The younger age of installed capacity provides for potentially longer life of assets as well as for a lower amount of repairs and shorter stoppages during such repairs. Relatively modern capacity enables higher capacity loads that strengthen the Company's competitive position as a free-market player.

Stability of fuel supply and diversification of fuel mix

Approximately 60% of the Company's total gas requirements in 2006 were supplied by independent Russian oil and gas producers, including Surgutneftegaz, Novatek and Lukoil. The share of gas supplied by Gazprom in the Company's total fuel balance was approximately 26%.

The Company believes that the proximity of its largest power plant Surgutskaya GRES-1, which comprises approximately 38% of the Company's current installed capacity, to fuel suppliers reduces the effective cost of fuel for the power plants, as well as the risk of disruption to supplies, and offers greater flexibility to increase electricity supply volumes. Surgutskaya GRES-1 is located close to suppliers of gas in the Surgut region and is connected to its major gas supplier by a direct pipeline which does not comprise a part of the UGTS. As a result, it is not currently subject to any volume limitations that may be imposed by the UGTS. In addition, Troitskaya GRES is located close to the border with Kazakhstan, from where it obtains its supplies of the coal that it requires to operate its generation facilities. The transportation costs of coal to Troitskaya GRES, as well as the delivery period, are therefore lower as compared to other certain coal-fired power plants that are located at a longer distance away from fuel suppliers.

The Company plans to commission new generating capacity at its Troitskaya GRES, Stavropolskaya GRES and, subject to corporate approvals, Serovskaya GRES. This capacity would include 1980 MW of coal-fired generating capacity and 800 MW gas-fired, which the Company intends will allow it to achieve a more diverse and balanced fuel mix.

Experienced management team

The Company's core management team has significant experience in the electricity sector in Russia. Their average industry experience amounts to 16 years. The Company has also benefited from its high-quality workforce at each of its branches and secured relationship with its employees. The Company believes, in particular, that the engineers working at the Company's branches will be able to implement its strategic initiatives, and adapt to the current and forthcoming changes in the Russian electricity sector. The Company believes that the skills, professionalism and commitment of its workforce have been, and will continue to be, key to the implementation of the Company's business growth strategy, including its investment programme.

Strategy

The strategy of the Company is focused on creation of the shareholders' value and comprises four elements, essential in the short as well as medium to long term: (i) maximise returns on existing assets, (ii) commission new effective capacity in energy deficit regions, (iii) increase sustainability of operations and (iv) focus on opportunities of emerging capacity and planned system services markets.

Maximise returns on existing assets

(i) Increase operations in the free market as a result of market liberalisation

Currently the unregulated electricity market provides higher margins for electricity wholesalers as compared to regulated tariffs. In order to capitalise on the higher prices in the unregulated market segment, the Company has been striving to increase its sales in such segment since this segment formation in September 2006. According to the approved schedule of the electricity market liberalisation, the Company will be able to increase gradually the share of free market electricity supplies generated by capacity installed before 2007 and by 2011 will be permitted to sell up to 100% of its generation in the free electricity market (excluding electricity required for residential consumption).

(ii) Build a significant presence both as an electricity wholesaler and a trader

In addition to wholesale operations in the unregulated market, the Company regards its trading operations as a viable opportunity to provide higher returns on its electricity sales and offering additional flexibility to its wholesale operations. In the six months ended 30 June 2007, 13% of the Company's net electricity sales volumes were sourced from the unregulated market, and the Company sold 87% of its net sales volume (72% of gross electricity sales) on the regulated market, as compared to the 90-95% minimum of the approved FTS balance for regulated contracts volumes set by government resolution for this period. The Company's volume of sales on the unregulated market in excess of this minimum was obtained from hedging and arbitrage trading operations in the free market. The Company considers trading operations as value creative and believes in their greater contribution to the business in the course of the market liberalisation. The Company also believes that the hiring and retention of skilled professionals is vital for the further expansion of trading operations.

(iii) Optimisation of production levels depending on free-market prices

The Company intends to use its trading operations to optimise production levels. Depending on the hour-ahead free market price, the Company can vary its output to choose between the cost of producing electricity at its capacity and the cost of purchasing electricity in the free market to supply for the price stated in bilateral electricity supply agreements. The Company believes that it helps to maximise margins and adequately respond to emerging opportunities of free market pricing.

(iv) Optimisation of costs and improvement of operating efficiency at existing capacity

Regulated electricity and capacity tariffs in Russia have historically been set on a "cost-plus" basis. As a result, electricity producers, including the Company, have derived no significant advantage from seeking to reduce operating costs since any resulting cost reduction was subsequently offset by a corresponding decrease in the agreed tariff level. However, starting from 2008, a new mechanism for setting tariffs based on the application of an indexation formula to 2007 tariff levels will be effected. As a result, to the extent that an electricity producer was able to reduce operating costs relative to adjusted 2007 costs levels, under the proposed new system it would be able to retain those savings and, therefore, increase its operating margins. Moreover, because of the on-going liberalisation of the wholesale electricity sector and anticipated regulatory changes, the Company believes that it will be able to derive further competitive advantages through the optimisation of its operating costs, including staff, maintenance and repair costs.

Commission new effective capacity in energy deficit regions

The Company is planning to construct new generation facilities in the Urals and South IES which are expected to add 1,320 MW and 800 MW installed capacity at Troitskaya GRES, and Stavropolskaya GRES, respectively, for a total estimated cost of RUR 77,736 million including VAT. According to RAO UESR, the Urals IES and the South IES have shown a significant growth in electricity consumption over the last few years. In addition, the Company is considering adding 660 MW of new capacity at Serovskaya GRES, subject to corporate approvals. The new generation facilities are expected to utilise modern technology which the Company believes will allow it to achieve superior fuel efficiency and increase the reliability and flexibility of its operations, as well as to extend the service life of its existing generation facilities, resulting in lower operating costs and shorter standstills due to repairs.

According to the liberalisation plan, all electricity consumption and generation not included into 2007 FTS balance, and, therefore, all new capacity may be purchased and sold at free market prices and will not be subject to tariff regulation. Free market prices typically exceed the regulated tariff as evidenced, for example, by the average free market price at Surgutskaya GRES-1 in the six months ended 30 June 2007, which exceeded the relevant regulated tariff by 53.2%. The Company believes that commissioning of new capacity will increase its presence and enhance its operations in the free-market.

Increase sustainability of operations

(i) Enter long-term agreements with consumers and suppliers

In order to stabilise sales and achieve lower volatility of financial results, the Company is considering the possibility of entering long-term contracts (whether at fixed or floating prices) for the supply of electricity and capacity. Although the volume of such contracts in the wholesale electricity industry recently has not been significant relative to the total size of the market, the Company currently expects that such contracts will be a common practice in the liberalised wholesale electricity market in the future.

The Company is also seeking to enter into long-term agreements with fuel suppliers to mitigate price volatility and diversify risks associated with possible disruptions to fuel supply. The Company intends to sign long-term frame agreements to secure and sustain fuel supplies to its power plants.

(ii) Diversification of Fuel Mix and Gas Suppliers

The Company seeks to secure gas supplies from various alternative suppliers. It also strives for further diversification of fuel mix through commissioning new coal-fired electricity generating units (1,320 MW at Troitskaya GRES and, subject to corporate approvals, 660 MW at Serovskaya GRES). The Company believes that the implementation of this programme will reduce its exposure to the risk of fuel supply disruptions and will sustain its competitive position.

Focus on opportunities of emerging capacity and planned system services markets

The concept of free market for capacity has been developed and is expected to be approved by the end of 2007. The market is scheduled to be implemented in parallel with the liberalisation of the existing electricity market starting from 2008. As of 30 June 2007, the Company operated the third largest capacity among all thermal OGKs in Russia and is likely to occupy a significant share of the capacity market in the regions where its power plants are situated. Moreover, in accordance with the current concept, the capacity of new generation facilities built after 2007, including that of the Company, will be sold at free market prices.

The Company believes that it is well-positioned to take advantages and opportunities in the high potential system services market, which is likely to be established during the next stages of the liberalisation of electricity sector in Russia as an essential tool to achieve the sustainability of United Energy System. The Company has already certified 7 power generating units and intends to increase the number of certified units in the future which will allow it to participate actively in the system services market.

Operations

The Company's principal business comprises the generation of electricity and the sale of electricity and capacity, as well as the generation and sale of heat. The Company's operations are subject to various regulations, including the regulation of the electricity tariffs at which the Company and other generation companies sell electricity and capacity under Regulated Contracts, as well regulated tariffs for heat sales. See "Industry Overview—Structure of the Electricity Market".

Generation facilities

The Company has five power generation facilities located in the North West, South and Urals IES of Russia.

The map below shows the geographical location of the Company's generation facilities.



Pskovskaya GRES
Serovskaya GRES
Surgutskaya GRES-1
North-West IES
Far East IES
(and isolated energy systems)
Moscow
Center IES
Urals IES
Siberia IES
South IES
Stavropolskaya GRES
Troitskaya GRES

The Company's generation facilities had a total installed capacity of 8,695 MW as at 30 June 2007, and the table below shows a breakdown of installed capacity and heat capacity by generation facility.

Generation facility	Installed Capacity (MW)	Percentage of the Company's Total Installed Capacity (%)	Installed Heat Capacity (Gcal/h)	Percentage of the Company's Total Installed Heat Capacity (%)
Surgutskaya GRES-1	3,280	37.7	958	52.2
Stavropolskaya GRES	2,400	27.6	220	12.0
Troitskaya GRES	2,059	23.7	315	17.2
Serovskaya GRES	526	6.0	220	12.0
Pskovskaya GRES	430	5.0	121	6.6
Total	**8,695**	**100**	**1,834**	**100**

Surgutskaya GRES-1

Surgutskaya GRES-1 is currently the fourth largest thermal power plant in Russia in terms of installed capacity, according to RAO UESR. It is located in the city of Surgut in the Tyumen region, which forms part of the Urals IES. The Tyumen region is the principal location of many of Russia's oil and gas deposits and therefore the base of many oil and gas companies. Driven by industrial growth, the Tyumen region currently has one of the highest electricity demand rates among the regions of Russia. RAO UESR has reported that the demand for capacity is higher in the Urals IES than in any other IES, and the Urals IES currently experiences capacity shortages. The Company believes that the main competitors of Surgutskaya GRES-1 in that region are the Nizhnevartovskaya GRES and Surgutskaya GRES-2 plants that are operated by OGK-1 and OGK-4, respectively.

As at 30 June 2007, Surgutskaya GRES-1 had an installed capacity of 3,280 MW, as well as an installed heat power capacity of 958 Gcal/h. In the six months ended 30 June 2007, Surgutskaya GRES-1 recorded a weighted average fuel rate of 322.1 gce/kWh, which was significantly below the industry average for thermal generation in Russia during that period. The electricity output of Surgutskaya GRES-1 for the year ended 31 December 2006 was 24,148 million kWh, an increase of 5% as compared with 2005.

Surgutskaya GRES-1 is gas-fired and mainly uses gas that is a by-product of the oil production of independent producers in the Surgut area, including, primarily, Surgutneftegaz. The gas obtained from Surgutneftegaz is supplied by a direct gas pipeline that is independent of UGTS, although the power plant has the capability to off-take and use natural gas from the UGTS.

The internal use of electricity of Surgutskaya GRES-1 amounted to 4.6% of its electricity output in the six months ended 30 June 2007, and its average load factor for the same period was 85.7%. Certain key operating data of Surgutskaya GRES-1 are set forth in the table below.

	Year ended 31 December		Six months ended
	2005	2006	30 June 2007
Average load factor, %	80.0	84.0	85.7
Fuel rate, gce/kWh	325.4	324.3	322.1
Electricity output, (million kWh)	22,991	24,148	12,208

The generation facilities of Surgutskaya GRES-1 were commissioned between 1972 and 1983 and are listed below:

Generation Unit No.	Installed Capacity (MW)	Year of Commissioning
Power Generating Unit 1	210	1972
Power Generating Unit 2	210	1973
Power Generating Unit 3	210	1973
Power Generating Unit 4	210	1974
Power Generating Unit 5	210	1975
Power Generating Unit 6	210	1975
Power Generating Unit 7	210	1977
Power Generating Unit 8	210	1978
Power Generating Unit 9	210	1979
Power Generating Unit 10	210	1979
Power Generating Unit 11	210	1980
Power Generating Unit 12	178	1980
Power Generating Unit 13	210	1981
Power Generating Unit 14	180	1982
Power Generating Unit 15	180	1982
Power Generating Unit 16	210	1983
Turbogenerator PRTET	12	1972
Total	**3,280**	

Stavropolskaya GRES

Stavropolskaya GRES, located in the northern part of the Stavropol region, is part of the South IES. As a result of ageing generating infrastructures and grid limitations, the South IES currently suffers from a deficit of capacity and obtains some of its electricity requirements from neighbouring IES. The South IES is distinguished by high volatility of electricity consumption caused by limited grid capacity and a high number of accidents in the trunk grids located in mountain regions. The Company believes that its main competitors on the electricity wholesale market in the South IES currently include the Nevinnomysskaya and Novocherkasskaya GRES that are operated by OGK-5 and OGK-6, respectively.

As of 30 June 2007, Stavropolskaya GRES had an installed capacity of 2,400 MW, as well as installed heat power capacity of 220 Gcal/h. In the six months ended 30 June 2007, Stavropolskaya GRES recorded a weighted average fuel rate of 328.6 gce/kWh.

Stavropolskaya GRES uses gas supplied by Gazprom. As a result of its strategic importance balancing supply and demand in the South IES, the Company believes that Stavropolskaya GRES may rely on a reasonable degree of security of access to the minimum volume of gas that it requires to operate at standard loads.

Stavropolskaya GRES' internal use of electricity amounted to 3.2% of its electricity output in the six months ended 30 June 2007, and its average load factor for the same period was 46.0%. Certain key operating data of Stavropolskaya GRES are set forth in the table below:

	Year ended 31 December		Six months ended
	2005	2006	30 June 2007
Average load factor, %	40.9	46.8	46.0
Fuel rate, gce/kWh	334.8	332.6	328.6
Electricity output, (million kWh)	8,597	9,830	4,792

The generation facilities of Stavropolskaya GRES were commissioned between 1975 and 1983 and are listed below.

Generation Unit No.	Installed Capacity (MW)	Year of Commissioning
Power Generating Unit 1	300	1975
Power Generating Unit 2	300	1975
Power Generating Unit 3	300	1976
Power Generating Unit 4	300	1976
Power Generating Unit 5	300	1978
Power Generating Unit 6	300	1979
Power Generating Unit 7	300	1981
Power Generating Unit 8	300	1983
Total	**2,400**	

The Company currently plans to commission two gas-fired generating units, each with an installed capacity of 400 MW, in the fourth quarter of 2010 and in the fourth quarter of 2012, respectively. See "—Capital Expenditure".

Troitskaya GRES

Troitskaya GRES is located in Chelyabinsk region in the Urals IES. A substantial amount of Russia's metallurgical industry is located in Chelyabinsk and surrounding regions. Troitskaya GRES is part of the Urals IES, which currently experiences capacity deficits (see "—Surgutskaya GRES-1"). The Company believes that the main competitors to Troitskaya GRES in that region are currently OGK-1's Iriklinskaya GRES, OGK-3's Yuzhnouralskaya plant and OGK-5's Reftinskaya GRES.

As at 30 June 2007, Troitskaya GRES had an installed capacity of 2,059 MW, as well as an installed heat power capacity of 315 Gcal/h. In the six months ended 30 June 2007, it had a weighted average fuel rate of 373.0 gce/kWh.

Troitskaya GRES uses a particular brand of coal (Ekibastuz) from the Bogatyr open-pit mine, which is located in Kazakhstan, approximately 1,000 kilometres away from the power plant. As a result, the Company believes that Troitskaya GRES incurs lower fuel transportation costs as compared with certain coal-fired competitors in other parts of Russia.

Troitskaya GRES's internal use of electricity amounted to 7.0% of its electricity output in the first six months of 2007, and its average load factor for the same period was 49.6%. Certain key operating data of Troitskaya GRES are set forth in the table below:

	Year ended 31 December		Six months ended 30 June 2007
	2005	2006	
Average load factor, %	27.3	49.8	49.6
Fuel rate, gce/kWh	385.8	378.5	373.0
Electricity output, (million kWh)	4,931	8,988	4,439

The generation facilities of Troitskaya GRES were commissioned between 1960 and 1976 and are listed below.

Generation Unit No.	Installed Capacity (MW)	Year of Commissioning
Turbogenerator 1	85	1960
Turbogenerator 2	85	1960
Turbogenerator 3	85	1961
Power Generating Unit 4	278	1965
Power Generating Unit 5	278	1965
Power Generating Unit 7	278	1967
Power Generating Unit 8	485	1974
Power Generating Unit 9	485	1976
Total	**2,059**	

The Company currently plans to commission two pulverised coal power generating units with an installed capacity of 660 MW each in the fourth quarter of 2010 and the fourth quarter of 2011, respectively. See "—Capital Expenditure".

Serovskaya GRES

Serovskaya GRES is located in the northern part of the Sverdlovsk region in the Urals, in the Serov-Bogoslov energy node of the Urals IES. This energy node experiences the strongest shortages of electricity supply due to existing grid constraints limiting electricity flows from neighbouring energy nodes and significant increases in local electricity consumption from ferrous metal businesses, including RUSAL, and machinery manufacturers located in the region. The Company believes that the main competitors to Serovskaya GRES in that region include Bogoslovskaya CHP of TGK-9 (with the current installed capacity of such CHP being 27% of the installed capacity of Serovskaya GRES), as well as OGK-1's Permskaya GRES and Verhnetagilskaya GRES and OGK-5's Sredneuralskaya GRES.

As at 30 June 2007, Serovskaya GRES had an installed capacity of 526 MW, as well as an installed heat power capacity of 220 Gcal/h. In the six months ended 30 June 2007, it recorded a weighted average fuel rate of 459.1 gce/kWh.

Serovskaya GRES uses both coal and gas, which allows it to vary fuel consumption up to a maximum ratio mix of 70:30 in response to pricing and other market conditions. It obtains its coal from the Bogatyr open-pit mine in Kazakhstan (see "—Troitskaya GRES"), while its gas supplies are provided by Uralsevergas, an affiliate of the independent producer ITERA, under pre-agreed limits and prices.

Serovskaya GRES' internal use of electricity amounted to 7.8% of the electricity output in the six months ended 30 June 2007, and its average load factor for the same period was 68.7%. Certain key operating data of Serovskaya GRES are set forth in the table below:

	Year ended 31 December		Six months ended
	2005	2006	30 June 2007
Average load factor, %	67.1	70.1	68.7
Fuel rate, gce/kWh	451.5	459.4	459.1
Electricity output (million kWh)	3,093	3,228	1,569

Turbogenerators of Serovskaya GRES were commissioned between 1954 and 1959 and are listed below.

Turbogenerator No.	Installed Capacity (MW)	Year of Commissioning
Turbogenerator 1	50	1954
Turbogenerator 2	50	1954
Turbogenerator 3	50	1955
Turbogenerator 5	88	1956
Turbogenerator 6	88	1957
Turbogenerator 7	100	1958
Turbogenerator 8	100	1959
Total	**526**	

The Company has been also developing a new construction project to build two new coal-fired generating units, each with an installed capacity of 330 MW at Serovskaya GRES. It is currently expected that the new units will offer more competitive fuel rates, as compared to the capacity that they are scheduled to replace, to enable Serovskaya GRES to respond to the fast-growing demand of the Serov-Bogoslov energy node. However, this project remains subject to the approval of RAO UESR and the Company's Board of Directors, and there is no assurance that such approvals will be granted.

Pskovskaya GRES

Pskovskaya GRES is located in the northern part of the Pskov region and is part of the North-West IES. The North-West IES is connected to energy systems of the Baltic States and Belarus which may, in the future, enable Pskovskaya GRES to export electricity on the European market. The Company believes that the main competitor of Pskovkaya GRES in that region is the Kirishskaya GRES of OGK-6.

As at 30 June 2007, Pskovskaya GRES had an installed capacity of 430 MW, as well as an installed heat power capacity of 121 Gcal/h. In the six months ended 30 June 2007, it recorded a weighted average fuel rate of 331.4 gce/kWh.

The plant uses gas as its main fuel. The principal fuel supplier of Pskovskaya GRES is an affiliate of Gazprom.

Pskovskaya GRES' internal use of electricity amounted to 6.1% of the electricity output in the six months ended 30 June 2007, and its average load factor for the same period was 43.8%. Some key operating data of Pskovskaya GRES are set forth in the table below:

	Year ended 31 December		Six months ended 30 June 2007
	2005	2006	
Average load factor, %	39.0	50.2	43.8
Fuel rate, gce/kWh	335.8	332.1	331.4
Electricity output (million kWh)	1,469	1,890	818

The generation facilities of Pskovskaya GRES were commissioned between 1993 and 1996 and are listed below.

Generation Unit No.	Installed Capacity (MW)	Year of Commissioning
Power Generating Unit 1	215	1993
Power Generating Unit 2	215	1996
Total	**430**	

Production

Electricity

In 2006, the Company produced 48,084 million kWh of electricity, which constituted 4.8% of the total electricity production in Russia, according to the Company and RAO UESR. According to RAO UESR, total electricity output in Russia amounted to 995.6 TWh in 2006, an increase of 4.5% as compared to 2005. Of this total electricity output, thermal power plants accounted for 664.1 TWh (an increase of 5.5% year-on-year). For the same period, the Company increased its production by approximately 17%. The Company generated 23,826 million kWh of electricity for the first six months of 2007, representing an increase of 1% as compared to the same period of 2006. In 2006 and the first six months of the 2007, Surgutskaya GRES-1 accounted for approximately 50% and 51%, respectively, of all electricity produced by the Company.

The table below shows the output of electricity for each of the Company's five branches for the periods indicated.

	Year ended 31 December				Six months ended 30 June			
	2005		2006		2006		2007	
	Electricity	Portion of Total (%)	Electricity	Portion of Total (%)	Electricity	Portion of Total (%)	Electricity	Portion of Total (%)
	(amounts in million kWh, except percentages)							
Surgutskaya GRES-1	22,991	56.0	24,148	50.3	11,861	50.3	12,208	51.2
Stavropolskaya GRES	8,597	20.9	9,830	20.4	5,093	21.6	4,792	20.2
Troitskaya GRES	4,931	12.0	8,988	18.7	3,999	16.9	4,439	18.6
Serovskaya GRES	3,093	7.5	3,228	6.7	1,685	7.1	1,569	6.6
Pskovskaya GRES	1,469	3.6	1,890	3.9	960	4.1	818	3.4
Total	**41,081**	**100**	**48,084**	**100**	**23,598**	**100**	**23,826**	**100**

The Company believes that the increase in overall output in 2006 from 2005 was attributable to various factors, including the development of improved coordination between the Company's sales and procurement divisions following completion of the Company's reorganisation in 2006, which contributed to improving access to sufficient volumes of gas supply, as well as the increased competitiveness of the output of the Company's coal-fired plants, particularly Troitskaya GRES, as well as Serovskaya GRES, relative to gas-fired competitors as a result of the rate of increase of gas prices exceeding the rate of increase of coal prices in 2006. The Company believes that the increase in output at Troitskaya GRES in 2006 was primarily attributable to the more continuous utilisation of the plant's capacity by the System Operator (see "Industry Overview—Current Market Structure—Service Providers in the Electricity Market—The System Operator") which led to a consequent reduction in unscheduled shutdowns and maintenance works, as compared with 2005.

The increase in output in 2006, as compared with 2005, was reflected in increased operating capacity utilisation rates at four of the Company's five branches. The tables below show the utilisation rate for each of the Company's branches relative to the average operating capacity for the periods indicated. Operating capacity is typically lower than installed capacity, particularly in the summer months, due to temporary plant closures for repairs and maintenance works.

	Year ended 31 December			
	2005		2006	
	Operating Capacity	Load Factor (%)	Operating Capacity	Load Factor (%)
	(amounts in MW, except percentages)			
Surgutskaya GRES-1	2,792.6	94.0	2,861.0	96.4
Stavropolskaya GRES	2,024.2	48.5	1,894.0	59.3
Troitskaya GRES	1,577.5	35.7	1,521.9	67.4
Serovskaya GRES	366.2	96.4	416.6	88.5
Pskovskaya GRES	380.0	44.1	397.3	54.3
Total	**7,140.5**	**65.7**	**7,090.8**	**77.4**

	Six months ended 30 June			
	2006		2007	
	Operating Capacity	Load Factor (%)	Operating Capacity	Load Factor (%)
	(amounts in MW, except percentages)			
Surgutskaya GRES-1	2,861.6	95.4	2,973.1	94.5
Stavropolskaya GRES	2,098.2	55.9	2,040.3	54.1
Troitskaya GRES	1,560.6	59.0	1,655.9	61.7
Serovskaya GRES	424.4	91.4	469.5	77.0
Pskovskaya GRES	399.0	43.8	317.4	59.3
Total	**7,343.8**	**74.0**	**7,456.2**	**73.6**

In 2006, the Company had the second highest overall load factor among all Russian thermal OGKs, according to data published by the OGKs, largely as a result of increased production levels at Surgutskaya GRES-1.

In addition, the weighted average load of the Company increased by 799 MW in 2006 as compared to 2005. The table below sets out for each plant the average load and availability factor for the years ended 31 December 2005 and 2006 and for the six months ended 30 June of 2007.

	Average load			Availability factor		
	Year ended 31 December		Six months ended 30 June 2007	Year ended 31 December		Six months ended 30 June 2007
	2005	2006		2005	2006	
	(loads in MW)			(%)		
Surgutskaya GRES-1	2,625	2,757	2,810	87.3	88.7	91.8
Stavropolskaya GRES	981	1,122	1,103	88.9	84.3	93.0
Troitskaya GRES	563	1,026	1,022	85.0	81.6	84.8
Serovskaya GRES	353	368	361	85.0	87.4	81.3
Pskovskaya GRES	168	216	188	92.6	94.1	75.4
Total weighted average	**4,690**	**5,489**	**5,484**	**87.3**	**86.0**	**89.0**

The table below shows peak loads for each branch of the Company for the periods indicated.

	Year ended 31 December	
	2005	2006
	(amounts in MW)	
Surgutskaya GRES-1	3,210	3,274
Stavropolskaya GRES	2,400	2,400
Troitskaya GRES	1,131	1,841
Serovskaya GRES	485	483
Pskovskaya GRES	425	430

Load factors are typically subject to significant seasonal variations. The demand for electricity typically increases during the colder months of the winter period from October to March, while demand generally decreases in response to the warmer temperatures of the April to September period. The demand for the Company's output is also influenced by fluctuations in supply volumes from non-thermal electricity generators. In particular, hydrogeneration plants, which typically have lower operating costs than thermal generation plants, operate intensively at the time of the spring thaw in Russia in late April and continue generation until September, while nuclear plants suspend operations in the summer months to allow repairs and maintenance work. The Company typically reduces output over the summer months in response to the reduced demand and lower prices and uses that period to implement the majority of its repairs and maintenance works.

Heat Power

The Company's generation facilities produce only small volumes of heat power, as compared to volumes of electricity using a condensed cycle, which, unlike the alternative combined cycle, does not produce heat power.

The table below shows the output of heat power for each of the Company's five branches for the periods indicated.

	Year ended 31 December				Six months ended 30 June 2007	
	2005		2006			
	Heat Power	Portion of Total (%)	Heat Power	Portion of Total (%)	Heat Power	Portion of Total (%)
	(amounts in thousand GCal, except percentages)					
Surgutskaya GRES-1	1,638	66.0	1,800	67.1	955	67.3
Stavropolskaya GRES	110	4.4	96	3.6	47	3.3
Troitskaya GRES	523	21.1	546	20.4	303	21.4
Serovskaya GRES	117	4.7	118	5.7	67	4.7
Pskovskaya GRES	94	3.8	87	3.2	47	3.3
Total	**2,482**	**100**	**2,647**	**100**	**1,419**	**100**

The Company typically varies its output of heat power in accordance with its contractual delivery schedules with its customers.

Capital Expenditure

The Company seeks to upgrade, expand and increase the capacity and efficiency of its generation facilities, particularly in the regions in which capacity deficits are expected (according to Minpromenergo and System Operator forecasts). The table below shows the Company's expenditure for upgrading and modernising its existing plants and for the construction of new plants for the periods indicated.

	Year ended 31 December		Six months ended 30 June	
	2005	2006	2006	2007
	(in RUR millions)			
Upgrading and modernisation	655.0	808.2	165.2	311.4
Construction of new plants	15.5	41.0	6.9	55.6
Total	**670.5**	**849.2**	**172.1**	**367.0**

The Company believes that the improvement of the efficiency and reliability of its existing generation facilities, together with the development of new construction projects, is an important part of its strategy to increase shareholder value.

Upgrading and Modernisation

Electricity generation is a highly capital-intensive business, typically characterised by long investment and payback cycles. Since the vast majority of the Company's generation facilities was constructed during Soviet times, with a current average operating history of 32 years, which is below the current industry average in Russia, according to RAO UESR, the Company maintains a constant programme of technical maintenance.

The Company aims to increase the efficiency of its power plants in order to consolidate its market positions in light of the expected increasing liberalisation of the electricity sector. As part of this strategy, the Board of Directors has approved a detailed upgrading and modernisation programme through 2010, which aims to decrease fuel rates and improve the performance of equipment. Expenditures under this programme approved by the Company's Board of Directors are summarised in the table below.

	2007	2008	2009	2010	Total
	(amounts in RUR millions, including VAT)				
Surgutskaya GRES-1	275	569	447	472	**1,763**
Stavropolskaya GRES	222	502	462	195	**1,381**
Troitskaya GRES	394	338	437	264	**1,433**
Serovskaya GRES	101	715	119	104	**1,039**
Pskovskaya GRES	135	135	135	138	**543**
Total	**1,127**	**2,259**	**1,600**	**1,173**	**6,159**

The programme includes investments in generation facilities, as well as measures to modernise the information technology capabilities of the plants. The Company is considering a new modernisation and upgrading programme for the period from 2007 through 2011 which contemplates an overall expense of RUR 13,507.7 million (including VAT). This programme is expected to be reviewed by the Company's Board of Directors in the near future.

It is possible that actual expenditures will differ, perhaps significantly, from these estimates. See "Risk Factors—Risks Relating to the Company's Business and Industry—Operational, Business Development and Market Risks—The Company may be unable to raise additional capital".

New Construction

In accordance with its business strategy to increase output in regions where capacity deficits are forecast to occur, as well as to be able to develop its participation in the unregulated wholesale electricity market, the Company is currently planning to construct new electricity generation capacity at Stavropolskaya GRES and Troitskaya GRES. The table below shows the main characteristics of these construction projects.

	New Capacity (MW)	Expected Date of Commission	Fuel Type	Projected fuel rate (gce/kWh)	Projected electricity for own use (% of total output)	Estimated cost (RUR million, including VAT)
Stavropolskaya GRES						
Power Generating Unit 9	400	2010	Gas	232	1.5%	11,564.0
Power Generating Unit 10	400	2012	Gas	232	1.5%	11,564.0
Troitskaya GRES						
Power Generating Unit 10	660	2010	Coal	292	4%	28,854.5
Power Generating Unit 11	660	2011	Coal	292	4%	25,753.5
Total	**2,120**					**77,736.0**

As a result of the implementation of these construction projects, the Company currently expects that its overall installed capacity will increase by up to 2,120 MW by 2012. The Company also anticipates that the efficiency of Stavropolskaya GRES and Troitskaya GRES, measured in terms of fuel rate, will improve when such additional capacity is implemented. See "—Fuel—Fuel rates". In accordance with current regulations, the Company will be permitted to sell all the electricity output and capacity of these new facilities (other than electricity required for residential consumption) at free market prices rather than regulated tariffs. See "Industry Overview—Tariffs". The projected volumes of capacity and electricity that are expected to be supplied by these new facilities have been agreed with the System Operator.

Both of these projects are based on modern technology, and it is currently planned that they will employ high-quality equipment. The Company believes that the new units constructed under these projects will offer high fuel and production efficiency relative to most existing Russian thermal power plants and will improve the competitiveness of Stavropolskaya GRES and Troitskaya GRES on the liberalised wholesale electricity market.

The Board of Directors has approved a detailed capital expenditure programme for these construction projects at Stavropolskaya GRES and Troitskaya GRES through 2010, as summarised in the table below together with estimates related primarily to financing costs through 2013.

	2007	2008	2009	2010	2011	2012	2013
		(amounts in RUR millions, including VAT)					
Stavropolskaya GRES							
Power Generating Unit 9	3,700.5	1,503.3	3,237.9	2,544.1	578.2		
Power Generating Unit 10		1,156.4	3,006.7	3,584.8	1,040.8	2,197.2	578.2
Troitskaya GRES							
Power Generating Unit 10	9,233.4	3,751.1	8,079.3	6,348.0	1,442.8		
Power Generating Unit 11	2,575.4	6,438.4	8,498.7	2,317.8	4,635.6	1,287.7	
Total	**15,509.3**	**12,849.2**	**22,822.6**	**14,794.7**	**7,697.4**	**3,484.9**	**578.2**

The actual numbers may differ, perhaps significantly from the Company's estimates.

As contemplated by its investment programme, the Company is conducting an open bidding (tender) procedure for awarding turn-key construction contracts for these construction projects at Troitskaya GRES and Stavropolskaya GRES. It is expected that the tender procedures will be completed in October 2007.

The Company is currently considering several modifications to its capital expenditure programme. If these modifications are approved and implemented, it is expected that the date of commissioning of Power Generation Unit 10 at Stavropolskaya GRES would be brought forward to 2011, while the date of commissioning of Power Generation Units 10 and 11 at Troitskaya GRES would be deferred until 2011 and 2012, respectively. These modifications remain subject to the approval by the Board of Directors. In addition, the capacity agreement proposed to be entered into with the Trade System Administrator that was approved by shareholders at the extraordinary general meeting held on 25 September 2007 contemplates new capacity to be added at Serovskaya GRES, which is not contemplated by the investment programme or yet approved by the Company. See "Risk Factors—The Company may be required to enter into agreements that restrict its ability to adapt its investment strategy or impose payments on the Company if its current investment programme is not implemented".

It is possible that actual expenditures and production output will differ, perhaps to a significant extent, from these estimates. See "Risk Factors—Risks Relating to the Company's Business and Industry—Operational, Business Development and Market Risks—The Company may be unable to raise additional capital".

The Company has been also developing a new construction project to build two new coal-fired generating units, each with an installed capacity of 330 MW, at Serovskaya GRES. It is currently expected that the new units will offer more competitive fuel rates, as compared with the units that they are scheduled to replace, to enable Serovskaya GRES to respond to the fast-growing demand of the Serov-Bogoslov energy district, where many heavy industrial companies are located. This project remains subject to the approval of RAO UESR and the Board of Directors, and there is no assurance that such project will be approved.

Sales

The Company sells electricity and capacity, as well as heat power. See "—Heat Power". Revenues from sales of electricity and capacity comprised approximately 73.5% and 23.9%, respectively, of the Company's total revenues in the six months ended 30 June 2007.

Electricity

The Company sells capacity and electricity in the Russian wholesale market, and it does not currently participate in any retail markets. Capacity and electricity are treated as separate economic products in the Russian electricity markets. A sale of capacity represents the obligation to maintain sufficient generation capability to satisfy a target level of potential demand, while a sale of electricity represents an actual delivery of electricity to its purchaser. See "—Capacity". Electricity is transmitted from the Company's generation facilities through federal and regional electricity trunk transmission grids. See "Industry Overview—Current Market Structure—Transmission". The wholesale electricity market underwent substantial reform at the end of August 2006, and, as a result, the description of the sales of the Company below includes details of sales prior to and following the introduction of the New Wholesale Market Rules on 1 September 2006. Although the volume of electricity that the Company may sell at free market prices continues to be subject to restrictions, the percentage of electricity sales under Regulated Contracts is scheduled to continue to decrease annually in accordance with current legislation, and the percentage of sales at free, unregulated prices will increase accordingly to 100% by 2011 (other than electricity required for residential consumption). As a result, the Company currently expects that it will be selling an ever increasing portion of its output at free market prices. See "Industry Overview—Tariffs".

The table below shows electricity volumes sold by each of the Company's generation facilities for the periods indicated.

	Year ended 31 December						Six months ended 30 June			
	2005		2006 (January-August)[1]		2006 (September-December)[1]		2006		2007	
	Volume	Portion of Total (%)	Volume	Portion of Total (%)	Volume	Portion of Total (%)	Volume	Portion of Total (%)	Volume	Portion of Total (%)
	(amounts in million kWh, except percentages)									
Surgutskaya GRES-1	21,973.3	56.5	15,329.8	51.3	7,975.9	43.8	11,341.0	50.8	12,060.1	44.4
Stavropolskaya GRES	8,237.8	21.2	6,046.6	20.2	4,178.9	23.0	4,890.1	21.9	5,153.0	19.0
Troitskaya GRES	4,465.3	11.5	5,394.7	18.1	4,071.3	22.4	3,681.8	16.5	6,937.6	25.6
Serovskaya GRES	2,840.2	7.3	1,951.7	6.5	1,141.6	6.3	1,529.7	6.8	1,992.8	7.3
Pskovskaya GRES	1,365.9	3.5	1,160.5	3.9	819.2	4.5	898.6	4.0	1,001.4	3.7
Total	**38,882.5**	**100**	**29,883.3**	**100**	**18,186.9**	**100**	**22,341.2**	**100**	**27,144.9**	**100**

(1) Sales volumes for 2006 have been broken down into the periods January to August (prior to the introduction of the New Wholesale Market Rules) and September to December (following the introduction of the New Wholesale Market Rules). See "Industry Overview—Structure of the Electricity Market—Wholesale Electricity Market". The sales volumes for September to December include sales of electricity that the Company had purchased on the one-day-ahead spot market.

The table below shows the tariffs applicable to sales of electricity and capacity by each branch of the Company for the periods indicated.

Power plant	Electricity tariff, (RUR/ MWh)			Electricity capacity tariff, (RUR/MW of installed capacity per month)		
	2005	2006	2007	2005	2006	2007
Surgutskaya GRES-1	268.0	282.0	299.2	57,688.1	67,406.7	72,872.6
Stavropolskaya GRES	452.8	491.7	536.4	55,417.7	67,967.1	68,375.1
Troitskaya GRES	438.8	451.7	436.8	46,325.2	54,714.5	74,671.9
Serovskaya GRES	508.3	573.9	605.8	46,152.3	63,444.9	80,384.2
Pskovskaya GRES	397.9	489.1	487.9	87,590.3	97,487.3	106,506.7

The Wholesale Electricity Market (prior to 1 September 2006)

The table below shows a breakdown of sales by sector for each branch of the Company for the periods indicated.

	Year ended 31 December 2005				January to August 2006			
	Regulated Sector	Percentage of Total Sales (%)	Free-trade Sector	Percentage of Total Sales (%)	Regulated Sector	Percentage of Total Sales (%)	Free-trade Sector	Percentage of Total Sales (%)
	(amounts in MWh, except percentages)							
Surgutskaya GRES-1	21,973.3	100.0	—	—	13,187.7	86.0	2,142.1	14.0
Stavropolskaya GRES	6,877.8	83.5	1,360	16.5	5,065.7	83.8	980.9	16.2
Troitskaya GRES	3,466.8	77.6	998.5	22.4	4,195.6	77.8	1,199.1	22.2
Serovskaya GRES	2,840.2	100.0	—	—	1,648.0	84.4	303.7	15.6
Pskovskaya GRES	1,157.4	84.7	208.5	15.3	967.4	83.4	193.1	16.6
Total	**36,315.5**		**2,567.0**		**25,064.4**		**4,818.9**	

The New Wholesale Electricity Market (since 1 September 2006)

Since September 2006, following the introduction of the New Wholesale Market Rules, the Company has been selling its electricity output primarily under Regulated Contracts in return for tariffs set by the FTS, as well as on the new spot market. The capacity market was also reformed by the New Wholesale Market Rules. See "—Capacity". According to the New Wholesale Market Rules, for the first half of 2007 and for the second half of 2007, 90-95% and 85-90%, respectively, of planned annual output (based on the FTS forecast balance for 2007) of the Company and other generators must be covered by Regulated Contracts. Starting in 2008, the volumes of electricity to be covered by Regulated Contracts are scheduled to decline in accordance with the timetable that was approved under Resolution No. 205 on 7 April 2007. This schedule envisages an accelerated liberalisation timetable under which the volume of planned annual output (based on the FTS forecast balance for 2007) will decrease according to the schedule below:

- from 1 January 2008—up to 80-85%;

- from 1 July 2008—up to 70-75%;
- from 1 January 2009—up to 65-70%;
- from 1 July 2009—up to 45-50%;
- from 1 January 2010—up to 35-40%;
- from 1 July 2010—up to 15-20%; and
- from 1 January 2011—up to 100%.

The table below shows the FTS planned annual output of each branch of the Company for 2007, which will be used to determine the volume of electricity that the Company will be required to sell under Regulated Contracts.

	2007 FTS Planned Output (thousand MWh)
Surgutskaya GRES-1	23,475
Stavropolskaya GRES	9,278
Troitskaya GRES	6,756
Serovskaya GRES	3,405
Pskovskaya GRES	1,597

The table below shows the main customers, in terms of volume of sales, under the Company's 2007 Regulated Contracts. A substantial majority of the purchasers of electricity and capacity from the Company are affiliates of RAO UESR. See "Transactions with Related Parties".

Customer	Volume of sales in the six months ended 30 June 2007	Total agreed volume of sales for 2007
	(amounts in GWh)	
OJSC Tyumen energy supply company	8,829	18,046.5
OJSC Sverdlovenergosbit	1,914	3,761.1
OJSC Kuban energy supply company	624	1,031.9
OJSC Volgogradenergosbit	1,233	2,394.5
OJSC Chelyabenergosbit	1,033	2,829.4
JSC Inter RAO UES	155	553.5
OJSC ChEMK	569	1,127.2
OJSC Pskovenergosbit	250	461.4

Each year, the Company and its consumer under a Regulated Contract have an option to terminate their contract upon mutual agreement. In the event that this option is exercised, the Company may sell the electricity or capacity volumes that was to be supplied under the terminated Regulated Contract under an unregulated contract or (in relation to electricity) on the spot market. Similarly, the customer would be required to obtain its electricity in such circumstances by a free market contract or on the spot market. Following such a termination, neither party may revert to the Regulated Contract. Payments under Regulated Contracts are made through the Trade System Administrator's settlement body.

The New Wholesale Market Rules also allow wholesale market participants to enter into unregulated bilateral contracts for the sale of electricity. The Company has to date concluded only one unregulated bilateral contract, under which it sells electricity produced by Troitskaya GRES to JSC Inter RAO UES (see above table) (see "Transactions with Related Parties"). The Company is currently contemplating the possibility of using long-term unregulated bilateral contracts in order to mitigate its exposure to the risk of price fluctuations in the unregulated sector.

One-Day-Ahead Spot Market

The New Wholesale Market Rules have introduced a spot market for those suppliers and consumers who wish to buy or sell electricity on a free market basis or did not enter into a Regulated Contract for whatever reason. The resulting spot prices and the regulated tariffs for the Company's branches for the first six months of 2007 and the period from September to December 2006 are given below.

	September – December 2006		Six months ended 30 June 2007	
	Spot Market	Regulated Tariff	Spot Market	Regulated Tariff
	(amounts in RUR/MWh)			
Surgutskaya GRES-1	373.0	282.0	457.9	299.2
Stavropolskaya GRES	533.5	491.7	565.4	536.4
Troitskaya GRES	428.0	451.7	509.3	436.8
Serovskaya GRES	488.8	573.9	561.6	605.8
Pskovskaya GRES	559.6	489.1	540.4	487.9

The regulated tariffs of Surgutskaya GRES-1 have been substantially lower than the tariffs for the Company's other four branches in 2006 and 2007 since it generally has more efficient generating equipment and access to relatively less expensive sources of fuel. As a result, under the costs-plus method that is currently used to calculate tariffs, such lower operating costs are reflected in a lower tariff.

The tables below shows a breakdown of sales and purchases of electricity in the free trade sector, as compared to regulated sales, for each branch of the Company for the periods indicated.

	September – December 2006				
	Regulated sector		Unregulated sector[(1)]		
	Regulated Sector Sales	Percentage of Total Sales (%)	Sales	Percentage of Total Sales (%)	(Purchases)
	(amounts in kWh millions, except percentages)				
Surgutskaya GRES-1	7,169.0	89.9	806.9	10.1	242.6
Stavropolskaya GRES	3,923.5	93.9	255.4	6.1	784.8
Troitskaya GRES	2,108.5	51.8	1,962.8	48.2	1,265.2
Serovskaya GRES	859.3	75.3	282.3	24.7	166.4
Pskovskaya GRES	712.2	86.9	107.0	13.1	217.0
Total	**14,772.5**	**81.2**	**3,414.4**	**18.8**	**2,676.0**

(1) One-day-ahead spot market.

	Six months ended 30 June 2007				
	Regulated sector		Unregulated sector[(1)]		
	Regulated Sector Sales	Percentage of Total Sales (%)	Sales	Percentage of Total Sales (%)	(Purchases)
	(amounts in kWh millions, except percentages)				
Surgutskaya GRES-1	10,563.7	87.6	1,496.4	12.4	396.7
Stavropolskaya GRES	4,377.2	84.9	775.8	15.1	530.5
Troitskaya GRES	2,444.3	35.2	4,493.3	64.8	2,857.2
Serovskaya GRES	1,532.1	76.9	460.7	23.1	574.4
Pskovskaya GRES	710.4	70.9	291.0	29.1	231.3
Total	**19,627.7**	**72.3**	**7,517.2**	**27.7**	**4,590.1**

(1) One-day-ahead spot market and unregulated bilateral contract.

As a result of its increased output levels in 2006 and the first half of 2007 relative to planned production for those periods, the Company was able to sell a proportion of its output at free market prices in excess of the nominal limits under the New Wholesale Market Rules. See "—Production—Electricity". The Company also purchased 2,676.0 kWh of electricity on the spot market in September to December 2006 (4,590.1 kWh in the six months ended 30 June 2007) in accordance with its market strategy in order to optimise its revenues and operating costs. In particular, in the event that spot-market prices are lower than the Company's costs of production, including, for example, at times of increased fuel costs, the Company seeks to purchase electricity on the spot-market to fulfil its contractual obligations to supply electricity to its customers. Conversely, when prices are at higher levels, the Company aims to increase sales on the spot-market through increasing load factors at its generation facilities.

The Company's market strategy takes into account the impact on pricing of both daily and seasonal fluctuations. Electricity prices typically increase at the times of peak demand. The seasonal variations in demand and supply also have a significant influence on pricing. Prices generally reach peak levels in the winter period of mid-January to mid-April. In addition, prices are also high in late April and early September, when the level of demand, resulting from relatively low temperatures, is high relative to the volume of supply, which, due to the limited operations of hydrogeneration and nuclear plants in those periods, is provided mainly by thermal generation plants. Prices typically reach their lowest levels in May and June as a result of reduced demand due to milder temperatures and increased supply from hydrogeneration plants.

Capacity

Prior to the introduction of the New Wholesale Market Rules, the Company received payment for only 85% of the installed capacity of its generation facilities. Under the New Wholesale Market Rules, the Company receives payment for 100% of its available capacity. The Company sells capacity at tariffs set by the FTS in roubles per MW of capacity.

Under the regulated tariff system, capacity tariffs are designed to cover the fixed costs of a power plant. The increase in tariffs in 2006, as compared to 2005, was attributable to an increase in fixed costs. According to the New Wholesale Market Rules, in order to encourage investment, capacity commissioned after 2007, as well as capacity in excess of the forecasted FTS volumes for 2007, may be traded in the wholesale market at unregulated prices. Accordingly, the Company expects that up to 2,120 MW of new capacity that it plans to commission in 2010-2012 will be sold at free-market prices. In addition, the Company is considering adding 660 MW of new capacity at Serovskaya GRES, subject to corporate approvals. See "Industry Overview—Structure of the Electricity Market—Electricity capacity market". The framework for the unregulated capacity market has not yet been formulated, and, as a result, as at the date of this prospectus, all sales of capacity by the Company continue to be at regulated tariffs.

Heat Power

The Company derived approximately 2% of its revenues from sales of heat power in 2006. The volume of heat power that is available for sale may be up to 25-30% less than actual output of heat power due to loss of heat in transmission. As a result, the supply of heat power is restricted to customers which are located near the Company's generation facilities. Those customers also require a connection to the Company's heat transmission network, through which heat power is transmitted in the form of hot water or steam. The largest purchaser of heat power from the Company in terms of sales in the six months ended 30 June 2007 was JSC TGK-10, which is located in the Tyumen region of Western Siberia and was formerly part of JSC Tyumenenergo. In 2005 and the first six months of 2006 (prior to the spin-off of JSC TGK-10), JSC Tyumenenergo was the Company's largest purchaser of heat power in terms of sales.

The table below shows sales of heat power by each branch of the Company for the periods indicated.

	Year ended 31 December				Six months ended 30 June			
	2005		2006		2006		2007	
	Volume	Portion of Total (%)	Volume	Portion of Total (%)	Volume	Portion of Total (%)	Volume	Portion of Total (%)
	(amounts in thousand GCal, except percentages)							
Surgutskaya GRES-1	1,638.2	68.2	1,781.0	70.1	1,037.2	69.2	945.3	70.0
Stavropolskaya GRES	94.8	4.0	81.3	3.2	50.5	3.4	38.1	2.8
Troitskaya GRES	476.1	19.8	491.6	19.3	299.5	19.9	276.2	20.4
Serovskaya GRES	99.0	4.1	108.9	4.3	60.8	40.1	60.6	4.5
Pskovskaya GRES	93.8	3.9	79.2	3.1	51.8	3.4	32.1	2.3
Total	**2,401.9**	**100**	**2,542.0**	**100**	**1,499.8**	**100**	**1,352.3**	**100**

Sales of heat power significantly increase during the colder winter months since it is used for heating.

Sales of heat power are subject to regulated tariffs established by the REC for the region in which the relevant generation facility of the Company is located. See "Industry Overview—Heat Market".

The current reforms of the Russian power sector do not currently contemplate the creation of a free market for heat power.

Fuel

The Company's main operating expense is the purchase of fuel, which, in 2006, comprised 62.3% of the Company's total operating expenses (59.3% in the six months ended 30 June 2007). The following table indicates the principal types of fuel burned by each of the Company's power plants.

Facility	Primary Fuel	Reserve Fuel	Emergency Fuel
Surgutskaya GRES-1	Gas	Gas	Diesel fuel
Stavropolskaya GRES	Gas	Fuel oil	—
Troitskaya GRES	Coal	Coal	—
Serovskaya GRES	Coal/gas	Gas	—
Pskovskaya GRES	Gas	—	—

Each of the Company's generation facilities has a primary fuel for standard production, and, other than Pskovskaya GRES, a reserve fuel. A reserve fuel is used to maintain production levels in the event of a disruption to the usual supplies of primary fuel, through, for example, an alternative supply source or, in relation to coal-fired plants, the use of stocks. Stavropolskaya GRES may use fuel oil to continue production on a temporary basis in the event that its primary fuel is unavailable, although the use of fuel oil is not cost-efficient as compared to their usual types of fuel. Fuel oil is also used as starting fuel to restart generating equipment.

The table below shows a breakdown of volume of fuel consumed by each branch of the Company for the periods indicated.

	Year ended 31 December						Six months ended 30 June					
	2005			2006			2006			2007		
	Gas	Coal	Fuel oil	Gas	Coal	Fuel oil	Gas	Coal	Fuel oil	Gas	Coal	Fuel oil
		%			%			%			%	
Surgutskaya GRES-1	100	—	—	100	—	—	100	—	—	100	—	—
Stavropolskaya GRES	96.8	—	3.2	93.8	—	6.2	94.6	—	5.4	99.7	—	0.3
Troitskaya GRES	—	98.6	1.4	—	98.8	1.2	—	98.6	1.4	—	99.2	0.8
Serovskaya GRES	52.9	47.1	—	32.6	67.4	—	34.5	65.5	—	33.2	66.8	—
Pskovskaya GRES	100	—	—	100	—	—	100	—	—	100	—	—

Serovskaya GRES modified its fuel mix in 2006 in order to increase its competitiveness in relation to gas-fired competitors since the rate of increase of gas prices exceeded the rate of increases of coal prices in 2006. See also "—Coal".

Gas

The table below shows the volume of gas consumption by each branch of the Company for the periods indicated.

	Year ended 31 December				Six months ended 30 June			
	2005		2006		2006		2007	
Branch	Amount	Percentage of Total Gas	Amount	Percentage of Total Gas	Amount	Percentage of Total Gas	Amount	Percentage of Total Gas
	(amounts in million m³, except percentages)							
Surgutskaya GRES-1	6,223.2	64.8	6,563.7	65.1	3,218.5	63.7	3,339.1	65.6
Stavropolskaya GRES	2,348.9	24.5	2,587.8	25.7	1,344.1	26.6	1,325.1	26.0
Troitskaya GRES	—		—		—	—	—	
Serovskaya GRES	613.4	6.4	400.1	4.0	221.0	4.4	197.8	3.9
Pskovskaya GRES	417.5	4.3	527.8	5.2	269.2	5.3	229.3	4.5
Total	**9,603.0**	**100**	**10,079.4**	**100**	**5,052.8**	**100**	**5,091.3**	**100**

Consumption of gas increased in 2006, as compared with 2005, largely as a result of increased load factors at each of the Company's gas-fired power plants in response to higher demand. The increase was partially offset by the decision of Serovskaya GRES to increase the percentage of coal in its fuel mix due to the rate of increase of the price of gas exceeding the rate of increase of the price of coal in 2006.

Suppliers

The table below shows the main gas supplier for each gas-fired branch of the Company for the periods indicated.

		Amount Supplied			
		Year ended 31 December		Six months ended 30 June	
	Gas supplier	2005	2006	2006	2007
		(million m³)			
Surgutskaya GRES-1	Surgutneftegaz	4,368	4,726.3	2,242.3	2,170.3
	Yuzhno-Baliksky GPK	407	—	—	—
	Energogaskompaniya	409	—	—	—
	Rusenergoresurs	149.8	—	—	—
	Novatek	390.5	246.2	191.2	—
	SET	—	994.6	461.9	621.7
	GazEuroTrade	499.5	—	—	—
	Severregiongaz(1)	—	596.6	323.06	444.1
	Gas stock	—	—	—	103
Stavropolskaya GRES	Stavropolregiongaz(1)	2,348.9	2,587.8	1,344.1	1,189.1
	Novatek				136
Serovskaya GRES	Uralsevergaz	613.6	400.1	221	197.8
Pskovskaya GRES	Pskovregiongaz(1)	417.5	527.8	269.2	229.4

(1) Affiliates of Gazprom.

The supply of gas to electricity generation plants in Russia by Gazprom is subject to substantial regulation, including quota limits and fixed tariffs. See "Industry Overview—Fuel Supply—Gas Supply".

The Company's largest power plant, Surgutskaya GRES-1, obtained approximately 72.0% of its gas supplies from Surgutneftegas in 2006 (65.0% in the six months ended 30 June 2007) under a one-year contract that may be renewed annually with the parties' mutual consent. Surgutneftegas is a major oil producing company in the Surgut region, and the gas that it sells is a by-product of its oil production activities. It supplies gas to Surgutskaya GRES-1 through a private pipeline which is independent of the UGST. The Company believes that Surgutneftegas currently has limited opportunities to sell its gas to alternative customers. Although the gas purchased from Surgutneftegas is not subject to tariff regulation, the prices of such gas in 2006 and the first six months of 2007 were comparable to the regulated prices of supplies from Gazprom. Surgutskaya GRES-1 obtained the remainder of its gas requirements in 2005 and 2006 from other independent producers, including Novatek. In October 2006, Surgutskaya GRES-1 signed a 10-year gas supply agreement with SET, a member of the LUKOIL group, and, in the first six months of 2007, it purchased 18.6% of its gas requirements from SET. Surgutskaya GRES-1 also has a gas supply agreement with Gazprom, although it does not currently purchase supplies under such agreement.

Pskovskaya GRES and Stavropolskaya GRES obtained their gas supplies in 2005, 2006 and the first six months of 2007 from Gazprom. Although these supplies are sold at regulated tariffs, the volume of these supplies is limited to a pre-agreed quota, which is typically less than the annual fuel requirements of those two plants, particularly since gas quotas have not increased in line with the growth in electricity demand in Russia since 1998. Gas required in excess of such quotas is purchased in the market at prevailing domestic unregulated prices, both from Gazprom, through the electronic gas trading system of Gazprom's subsidiary Mezhregiongaz, or, subject to availability, from independent suppliers. The ability of Pskovskaya GRES and Stavropolskaya GRES to obtain supplies from independent suppliers depends to a large extent on Gazprom, which controls the UGTS (the gas pipeline network in Russia) through which those supplies are delivered. In practice, Pskovskaya GRES and Stavropolskaya GRES typically seek to enter into short-term gas supply agreements with regional suppliers controlled by Gazprom for the purchase of gas in excess of the Gazprom limits, and the price of these excess supplies is typically higher than regulated gas prices. In the event that the required volumes of gas have not been available, Stavropolskaya GRES has been required either to use fuel oil in order to maintain the required production levels, including, for example, during the first quarter of 2006 (see "—Fuel Oil"), or to reduce output, including in July 2006 when a gas pipeline problem resulted in a disruption of supply. In addition, the ability of Pskovskaya GRES to increase its electricity output by any significant margin is currently restricted due to the limitations on the availability of supplies of the required volumes of gas.

The table below shows the contractual supply volumes under the gas supply contracts with Gazprom of Stavropolskaya GRES and Pskovskaya GRES, respectively, for the periods indicated.

	Year ended 31 December		
	2005	2006	2007
		(million m³)	
Stavropolskaya GRES	2,399.0	2,414.0	2,414.0
Pskovskaya GRES	409.0	409.0	409.0

Serovskaya GRES currently obtains its gas supplies from Uralsevergas, an affiliate of the independent producer ITERA. This gas is supplied through the UGTS. Serovskaya GRES has the option to vary its fuel mix of gas and coal up to a maximum ration of 70:30 in either combination. As a result, Serovskaya GRES currently has greater flexibility to manage gas supply limitations than Stavropolskaya GRES or Pskovskaya GRES.

Pricing

The Company purchases most of its gas from independent gas suppliers at contractual prices. Generally, average domestic market prices of gas sold by independent producers are up to 15-20% higher than the regulated tariffs imposed on gas supplied by Gazprom. Since Surgutskaya GRES-1 is located near Surgutneftegaz and off-takes its affiliated gas, it is currently the principal off-taker of this oil-production by-product, and, under the existing gas supply agreement with Surgutneftegas, prices for its gas in 2007 are slightly lower than the FTS tariff for industrial consumers of this region (including transportation costs). The table below shows the regulated gas prices and the average gas prices of independent gas producers for each gas-fired branch of the Company for the periods indicated.

	Regulated gas prices for 2007	Average prices for gas supplied by independent producers, for the six months ended 30 June 2007 (RUR/thousand m³)
Surgutskaya GRES-1	937	1,083
Stavropolskaya GRES	1,489	—
Serovskaya GRES	1,270	1,460
Pskovskaya GRES	1,427	—

The price of gas supplied by Gazprom to the Company's branches may be increased in the event that a power plant consumes a volume of gas in excess of the pre-agreed daily quota. In such circumstances, the power plant has the option either to reduce its volume of consumption on subsequent days in order to return to the pre-agreed quota limits or to pay for such excess gas at a price that is approximately 50% higher than the applicable regulated tariff. At the end of each month during the term of the supply contract, Gazprom and the relevant power plant reconcile the pre-agreed quota limits and the actual volume of consumption for that month and, if required, make the necessary pricing adjustments.

As a result of the expected liberalisation of gas prices in Russia, the Company is currently planning to increase its coal-fired installed capacity through the construction of new generation units at Troitskaya GREs and, subject to the approval of RAO UESR and the Board of Directors, Serovskaya GRES. See "—Capital Expenditure".

Coal

Troitskaya GRES uses coal as its primary fuel source. Serovskaya GRES uses both gas and coal and has the option to vary these two components of its fuel mix up to a maximum ratio of 70:30 in either combination. The table below shows the volume of coal consumed by Troitskaya GRES and Serovskaya GRES for the periods indicated.

	Year ended 31 December		Six months ended 30 June	
Branch	2005	2006	2006	2007
		(thousand tonnes)		
Troitskaya GRES	3,304.1	5,890.1	2,616.8	2,744.4
Serovskaya GRES	1,049.7	1,615.9	810.4	790.0

At present, both power plants can only operate using a specified grade of coal that is mined at the Ekibastuz basin in Kazakhstan. In 2006 and the six months ended 30 June 2007, Troitskaya GRES and Serovskaya GRES obtained their supplies of this type of coal from OOO Uralenergougol, which, in turn, obtains such coal from

Access Industries in Kazakhstan. Each branch has its own coal supply agreement, for a term of one year, with OOO Uralenergougol. The current coal supply agreements of Troitskaya GRES and Serovskaya GRES both expire on 31 December 2007. The coal is transported by rail from the mine in Kazakhstan and, at Troitskaya, is transferred from the main rail line of Russian Railways to a branch line for delivery to the power plant. Each of these power plants typically maintains a stock of coal that would be sufficient to keep such plant operating at full capacity for 7-10 days (assuming, in the case of Serovskaya GRES, that the required gas supplies were also available). The generation facilities of both Troitskaya GRES or Serovskaya GRES would require modification in order to operate on another grade of coal, including, for example, the coal mined at Krasnoyarsk in Siberia, and they would also incur additional transportation costs in the event that they were to obtain supplies from those Siberian deposits.

The use of coal in electricity generation also produces large quantities of ash. The Troitskaya GRES branch currently obtains an annual permit to allow it to deposit its ash at a site in Kazakhstan. Troitskaya GRES's current permit expires in September 2007.

Fuel Oil

Stavropolskaya GRES uses fuel oil as a reserve fuel. Due to its high price, fuel oil is generally used only in periods of peak load when all other fuel sources have been exhausted, particularly in the winter period. Electricity generators that use fuel oil as a reserve fuel are required by Russian law to retain a mandatory level of fuel oil stocks during the winter period in order to be able to maintain production in the event of unexpectedly high increases in electricity demand. Troitskaya GRES uses fuel oil as starting fuel.

The table below shows the volumes of fuel oil purchased by Stavropolskaya GRES and Troitskaya GRES for the periods indicated.

	Year ended 31 December		Six months ended 30 June	
Branch	**2005**	**2006**	**2006**	**2007**
		(tonnes)		
Stavropolskaya GRES	67,611	148,452	66,230	2.943
Troitskaya GRES	19,071	29,124	14,475	9,396
Total	**86,682**	**177,576**	**80,705**	**12,339**

The volume of fuel oil consumed by Stavropolskaya GRES increased in 2006, as compared with 2005, as a result of the below-average temperatures in Russia in early 2006, which led to a significant increase in the demand for electricity. This increase in demand resulted in a shortage of gas supplies, and Stavropolskaya GRES was required to use fuel oil in order to maintain production levels.

The principal suppliers of fuel oil to Stavropolskaya GRES and Troitskaya GRES in each of 2005, 2006 and the first six months of 2007 was OOO BELL, which was selected by the Company following a tender process.

Fuel rates

Fuel rates are generally the most common means for assessing the economic efficiency of a power plant or one of its generation units. In 2006, the Company's average fuel rate weighted by capacity was 345.1 gce/kWh for electricity produced and 148.6 kgoe/Gcal for heat produced, as compared to the thermal generation industry average for 2006 of 324.9 gce/kWh for electricity and 148.6 kgoe/Gcal for heat (according to data provided by RAO UESR). The Company's fuel rate for electricity production in 2006 was slightly higher than the thermal generation industry average as a result of the use of coal as the primary fuel for two of the Company's branches in that year. The fuel rates of the Company's power plants' have remained relatively constant in 2005, 2006 and the six months ended 30 June 2007.

The table below shows the fuel rates of each branch of the Company for the production of electricity and heat power for the periods indicated.

	Year ended 31 December				Six months ended 30 June			
	2005		2006		2006		2007	
Facility	Fuel rate for electricity produced	Fuel rate for heat produced	Fuel rate for electricity produced	Fuel rate for heat produced	Fuel rate for electricity produced	Fuel rate for heat produced	Fuel rate for electricity produced	Fuel rate for heat produced
	(gce/kWh)	(kgoe/Gcal)	(gce/kWh)	(kgoe/Gcal)	(gce/kWh)	(kgoe/Gcal)	(gce/kWh)	(kgoe/Gcal)
Surgutskaya GRES-1	325.4	142.1	324.3	139.2	323.2	135.6	322.1	141.8
Stavropolskaya GRES	334.8	172.0	332.6	171.1	329.3	170.8	328.6	171.4
Troitskaya GRES	385.8	167.5	378.5	166.0	370.3	163.2	373.0	163.2
Serovskaya GRES	451.5	181.5	459.4	178.6	457.6	179.5	459.1	177.0
Pskovskaya GRES	335.8	169.4	332.1	168.4	330.8	167.8	331.4	169.5

The Company currently expects that the fuel rates of Stavropolskaya GRES and Troitskaya GRES will improve as a result of the planned modernisation programme and construction of the new units. See "—Capital Expenditure".

Environment

The Company regards sustainable development as one of its key objectives, and in 2006 developed an environmental protection policy. The policy is reviewed on an annual basis. The Company monitors current Russian environmental regulations in order to facilitate compliance with current regulations and the implementation of any necessary remedial actions. The Company is also currently formulating an environmental management system.

The Company's plants generally comply with the applicable limits on discharges of substances into the atmosphere and water, as well as disposal of waste. In 2006, Troitskaya GRES exceeded the applicable limits on atmospheric emissions as a result of actual production levels that were approximately 100% higher than forecast, which, in turn, caused a higher increase in emissions that resulted in a RUR 62.7 million fine. The permitted limits for emissions for 2006 were established on a basis of emission levels over the period when Troitskaya GRES had a relatively low level of output, principally as a result of external factors, such as warm winters and load regime.

The Company currently expects that the 2007 limits will not be exceeded. The Company continues to be the subject of environmental investigations from time to time by the Russian authorities although the findings of those investigations have not previously had a material adverse effect on the Company's business or results of operations. See "Regulatory Matters—Environmental Regulations".

Properties

The Company does not own the land plots on which its generation facilities are located. The Company either leases such plots or occupies them under a right of perpetual use. See "Regulatory Matters—Regulation of Real Estate". Following the merger of Surgutskaya GRES-1 into the Company, the Surgutskaya GRES-1 land plot lease expired. The Company has submitted documents for the execution of new lease agreements to the local administration and has entered into lease agreements for some of the land plots, although new lease agreements for the land plots occupied by the principal facilities at the station have not yet been signed. In addition, prior to the merger of Serovskaya GRES into the Company, Serovskaya GRES occupied its land plots on a perpetual use title. Following the merger, the Company decided to change the title to lease and filed the relevant documents to the Serov local administration for execution of the lease agreements. The Company has recently obtained the decisions of the Serov administration to lease the required land plots to the Company for 49 years, though no lease agreements have yet been signed.

Employees

The number of personnel employed by the Company as at 31 December 2005 and 2006 and 30 June 2007 totalled 4,889, 4,842 and 4,696, respectively. The table below shows a breakdown of employees by category for each branch as at 30 June 2007.

	Workers	Technicians and specialists	Managers	Total
Central Office	2	98	89	189
Surgutskaya GRES-1	655	243	161	1,059
Troitskaya GRES	1,169	196	202	1,567
Stavropolskaya GRES	615	183	151	949
Serovskaya GRES	298	72	88	458
Pskovskaya GRES	303	80	91	474
Total	**3,042**	**872**	**782**	**4,696**

The Company does not currently maintain a research and development division since those activities are currently conducted on a centralised basis for all OGKs by the Company's parent, RAO UESR. Following the completion of the planned restructuring and dissolution of RAO UESR (see "Industry Overview—Sector Reform"), the Company currently expects that it will outsource any research and development activities.

In 2007, the Company entered into collective agreements in accordance with Russian labour laws with the respective employees of each of its five branches. As at 30 June 2007, approximately 78% of the Company's employees were members of a trade union.

The Company's staff remuneration structure consists of a base component, calculated according to the qualifications and experience of the employee, and a performance-related bonus. The Company increased wage levels at an annual rate of 32% in 2006, compared to 2005. The remuneration package that the Company offers its employees also includes medical insurance and membership of a non-state pension fund scheme. See "—Pension Fund".

In the first half of 2007, the Company approved the establishment of a share-option programme for employees. See "Management Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments". The number of shares that may be included in the programme is limited to 2% of total outstanding shares of the Company.

In 2006, the Company invested approximately RUR 41,240 thousand in its industrial health and safety programme, an increase of approximately RUR 8,705 thousand from 2005. In the six months ended 30 June 2007, the Company invested RUR 38,855 thousand in such programme. There were no industrial accidents at the Company's facilities in 2005, while, in 2006, there were three such accidents, although none resulted in fatalities. There were no industrial accidents in the first six months of 2007. See "Regulatory Matters—Employment and Labour".

Pension Fund

The Company has established two non-state pension programmes for its employees with Non-State Pension Fund Elektroenergetik. One of these programmes is financed solely by the Company, and, as at 30 June 2007, 2,481 of the Company's employees were members of this programme. The Company's other programme, of which 248 employees were members as at 30 June 2007, is financed jointly by equal contributions from the Company and the relevant participating employees.

In 2006 and in the six months ended 30 June 2007, the Company paid, in aggregate, RUR 36.8 million and RUR 24.4 million, respectively, into its two pension programmes. As of 30 June 2007, the fund's pension reserves were RUR 174.4 million.

Insurance

The insurance industry is not yet well developed in Russia, and many forms of insurance protection that are common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. As a part of its insurance policy, the Company has entered into a number of insurance contracts with the leading Russian insurers, including Alfa Insurance and Leader Insurance.

The property insurance programme of the Company covers various risks, primarily risks of loss and damage of the Company's property. The Company has obtained property insurance in relation to certain of its generation facilities with total insured value of RUR 19,443.0 million (approximately U.S.$753.0 million) with, in certain cases, a single event unconditional deductible of up to RUR 800 thousand for each insured facility.

The Company also maintains, in accordance with the requirements of Russian law, insurance against third-party liability for injuries and losses, including environmental damage, caused by dangerous substances and accidents on its production sites.

In 2006, the Company paid, in total, annual premiums of approximately RUR 52.6 million.

Litigation

The Company has been and continues to be the subject of legal proceedings and adjudications from time to time, as well as regulatory and administrative investigations, inquiries and actions regarding tax, labour, environmental and other matters, which, in the past, have resulted in damage awards, settlements or administrative sanctions, including fines. In January 2007, the tax authorities issued a decision to the Company requiring payment of additional taxes and penalties in the aggregate amount of RUR 1.2 billion mainly in relation to an alleged breach of applicable Russian tax laws by the Company in connection with its purchase of coal for Troitskaya GRES from a supplier. In May 2007, the Company obtained a court judgement which annulled substantially all of the tax authorities' claim. The tax authorities have filed an appeal to a higher court, which is currently considering such appeal. Although the Company believes that there are no persuasive legal grounds for such appeal, there can be no assurance that the court will dismiss such appeal or that the tax authorities will not make further appeals in the future. To the extent that such appeal or any future appeal were successful, in whole or in part, it could have a material adverse affect on the Company's business, financial condition and results of operations or the trading price of the Shares and GDRs.

Other than the claim described above, the Company is not, nor has it been, involved in any governmental, legal or arbitration proceedings during the three years preceding the date of this prospectus that may have, or have had in the recent past, significant effects on the financial position or profitability of the Company (including, for the avoidance of doubt, its consolidated subsidiaries) nor is the Company aware that any such proceedings are pending or threatened.

Due to uncertainties in the legal and regulatory process, there can be no assurance that the Company will not become subject to proceedings or adjudications in the future that could have a material adverse effect on the Company, its results of operations or its financial condition. See "Risk Factors—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Weaknesses relating to the legal system create an uncertain environment for investment and business activity".

Use of Proceeds

The Company's net proceeds from the Offering, excluding any shares issued to existing shareholders in connection with the exercise of their statutory pre-emptive rights, are estimated to be U.S.$963.6 million and, including all such shares that may be issued to existing shareholders pursuant to such statutory pre-emptive rights, U.S.$1,025.7 million, in each case after the deduction of underwriting commissions and other estimated costs and expenses related to the Offering and payable by the Company.

The Company currently expects to use the net proceeds from the Offering for investing in its existing business, primarily in order to upgrade and modernise the existing generation facilities, and for constructing new generation facilities. See "Business—Capital Expenditure".

Dividend Policy

The Company's dividend policy does not target a specific percentage of net income to be paid as dividends. The Company currently expects to reinvest a substantial portion of its cash flow into its existing business and for constructing new generation facilities for the foreseeable future.

Under the Joint Stock Companies Law, dividends may be declared only out of net profits calculated in accordance with RAS, which may differ significantly from profits calculated in accordance with IFRS, and then only if specified conditions are met by the Company. See "Description of Share Capital and Certain Requirements of Russian Legislation—Description of Share Capital—Dividends".

The table below shows the dividends that the Company has declared on its shares for the periods indicated.

	Year ended 31 December		Six months ended
	2005[1]	2006[1]	30 June 2007[1]
	(amounts in RUR thousands, except per share amount in roubles)		
Dividend per share	0.008932	0.022117	0.003399
Total amount of dividends	236,528	585,678	90,000

(1) The Company issued an additional 14,547,265,563 ordinary shares and 1,163,826,320 ordinary shares (each with a par value of 1 rouble each) in June 2006 and October 2006, respectively, as a result of which its total issued share capital increased from 10,769,803,935 ordinary shares to 26,480,895,818 ordinary shares. The dividend per share information for 2005 has been restated to reflect these share issuances. The average shares outstanding for the purposes of dividend per share information for 2005, 2006 and the six months ended 30 June 2007 was 26,480,895,818. See note 12 to the Audited Financial Statements.

The dividends declared for the years ended 31 December 2006 and 2005 and the six months ended 30 June 2007 have been paid.

In any given year, several factors may affect the Company's determination of whether to pay dividends and the amount of such dividends, including the Company's business prospects, cash requirements, financial performance, the condition of the market and the general economic climate, and other factors, including tax and other regulatory considerations.

The Company anticipates that any dividends that it may pay in the future in respect of Shares held by the Depositary or its nominee on behalf of GDR holders will be declared and paid to the Depositary in roubles and will be converted into U.S. dollars by the Depositary and distributed to holders of the GDRs, net of the Depositary's fees and expenses. Accordingly, the value of dividends received by holders of the GDRs will be subject to fluctuations in the exchange rate between the rouble and the U.S. dollar.

Capitalisation

The following table sets forth the Company's consolidated capitalisation as of 30 June 2007, (i) on a historical basis and (ii) as adjusted to give effect to the issue of 6,224,606,472 Shares in the Offering in the form of Shares and GDRs (does not include any shares issued to existing shareholders in connection with the exercise of their statutory pre-emptive rights). The historical financial information as of 30 June 2007 has been extracted from the Unaudited Interim Financial Statements included elsewhere in this prospectus. The following table should be read in conjunction with "Selected Combined and Consolidated Financial Information", "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and the Financial Statements, and the accompanying notes thereto, included elsewhere in this prospectus.

	As of 30 June 2007		As of 30 June 2007	
	Historical		As adjusted for the issue of 6,224,606,472 Shares in the Offering	
	RUR	U.S.$	RUR	U.S.$
	(amounts in thousands)			
Cash	643,786	24,934	25,524,533	988,557
Current debt and current portion of non-current debt[(1)]	2,944,914	114,056	2,944,914	114,056
Non-current debt[(1)]	**1,246,314**	**48,269**	**1,246,314**	**48,269**
Equity				
Share capital	9,604,621	371,984	11,862,286	459,422
Share premium	1,818,408	70,426	24,441,491	946,611
Merger reserve	(632,422)	(24,493)	(632,422)	(24,493)
Retained earnings	2,872,968	111,269	2,872,968	111,269
Total equity	**13,663,575**	**529,186**	**38,544,323**	**1,492,809**
Total capitalisation[(2)]	**14,909,889**	**577,455**	**39,790,637**	**1,541,078**

(1) In July 2007, the Company issued ordinary documentary interest bearing non-convertible bonds, with a mandatory centralised custody. The amount of issued bonds was RUR 5,000,000 thousand with a nominal value of RUR 1,000 per each bond, maturing on the 1,096[th] day from the date of placement. A 7.7 per cent per annum interest rate on the coupons was determined by a competitive bidding process on the date of the bond placement. All loans as at 30 June 2007 were repaid from the proceeds of the bonds.

(2) Comprises non-current debt and total equity.

The U.S. dollar amounts in this section were calculated based on the exchange rate of RUR 25.82 per U.S.$1.00, the official exchange rate as published by the CBR for 30 June 2007. See "Currencies and Exchange Rates".

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments" for a description of certain changes to the Company's non-current debt since 30 June 2007, as well as a summary of a RUR 9 billion loan that the Company is currently negotiating with the EBRD. See also "Material Contracts".

Solely for the convenience of the reader, certain of the Company's consolidated historical financial information included in "Prospectus Summary", "Capitalisation", "Dilution", "Selected Combined and Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this prospectus has been translated from roubles into U.S. dollars at the rate of RUR 25.82 per U.S.$1.00, the official exchange rate as published by the CBR on 30 June 2007. The amounts translated in U.S. dollars should not be construed as representations that the rouble amounts have been or could be converted to U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if the Company reported in U.S. dollars.

Dilution

The Company's consolidated net tangible book value at 30 June 2007 was approximately RUR 13,332 million (U.S.$516 million), resulting in consolidated net tangible book value per share of RUR 0.50 (U.S.$0.02), based on 26,480,895,818 shares outstanding as of that date. Consolidated net tangible book value per share represents the amount of the Company's consolidated net tangible book value, divided by the number of shares outstanding. Net tangible book value represents total assets (excluding intangible assets) less total liabilities.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of Shares, including in the form of GDRs, in the Offering and the net tangible book value per share immediately after the completion of the Offering. After giving effect to an assumed sale by the Company of 6,224,606,472 Shares including in the form of GDRs (excluding any shares issued to existing shareholders in connection with the exercise of their statutory pre-emptive rights), in the Offering at the Offer Price of U.S.$0.16 per Share and after deducting the estimated fees and expenses of U.S.$32.3 million of the Offering payable by the Company, the Company's net tangible book value as of 30 June 2007, as adjusted, would be RUR 38,213 million (U.S.$1,480 million), or RUR 1.17 (U.S.$0.05) per share. This represents an immediate increase in net tangible book value of RUR 0.67 (U.S.$0.03) per share to existing shareholders and an immediate dilution of RUR 2.96 (U.S.$0.11) per share to new investors purchasing Shares (including in the form of GDRs) in the Offering (based on a ratio of 1 GDR per 100 shares).

	U.S.$
Offer Price per Share	0.16
Net tangible book value per share immediately before the Offering	0.02
Increase in net tangible book value per share attributable to existing shareholders	0.03
Dilution per share to investors in the Offering	0.11

Selected Combined and Consolidated Financial Information

The following table sets forth certain historical combined and consolidated financial information as of and for the six months ended 30 June 2007 and 2006, and as of and for the years ended 31 December 2006 and 2005. Financial information as of and for the six months ended 30 June 2007 and 2006 has been extracted without adjustment from the Unaudited Interim Financial Statements and the accompanying notes thereto prepared in accordance with IAS 34 "Interim Financial Reporting" and included elsewhere in this prospectus. The Unaudited Interim Financial Statements reflect all normal and recurring adjustments that are necessary for a fair presentation of the financial position and results of operations for the interim periods presented. Results of operations for the six months ended 30 June 2007 are not necessarily indicative of results for the full year ending 31 December 2007, for any other future interim period or fiscal year. Financial information as of and for the periods ended 31 December 2006 and 2005 has been extracted without adjustment from the Audited Financial Statements and the accompanying notes thereto, prepared in accordance with IFRS and included elsewhere in this prospectus. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Presentation of Financial Information" and the Financial Statements, and the accompanying notes thereto, included elsewhere in this prospectus. See also "Currencies and Exchange Rates".

	Year ended 31 December			Six months ended 30 June		
	2005	2006		2006	2007	
	(amounts in thousands, except earnings per share)					
	RUR	RUR	U.S.$	RUR	RUR	U.S.$
Combined and consolidated income statement data						
Revenues	19,396,553	25,433,668	985,037	12,003,763	15,938,225	617,282
Operating expenses (excluding reversal of impairment of property, plant and equipment)	(19,427,128)	(26,181,705)	(1,014,009)	(11,723,329)	(14,753,714)	(571,406)
Reversal of impairment of property, plant and equipment, net	1,140,481	4,307,159	166,815	—	—	—
Operating expenses	(18,286,647)	(21,874,546)	(847,194)	(11,723,329)	(14,753,714)	(571,406)
Other operating income/(loss)	229,077	97,827	3,789	(81,002)	1,207	46
Operating profit	**1,338,983**	**3,656,949**	**141,632**	**199,432**	**1,185,718**	**45,922**
Finance costs	(186,395)	(267,558)	(10,362)	(98,981)	(205,148)	(7,945)
Profit before income tax	**1,152,588**	**3,389,391**	**131,270**	**100,451**	**980,570**	**37,977**
Total income tax charge	(598,342)	(955,378)	(37,001)	(219,854)	(301,864)	(11,691)
Profit/(loss) for the period	**554,246**	**2,434,013**	**94,269**	**(119,403)**	**678,706**	**26,286**
Attributable to:						
Shareholders of JSC OGK-2	420,325	2,566,548	99,402	(210,594)	678,706	26,286
Minority interest	133,921	(132,535)	(5,133)	91,191	—	—
Earnings per ordinary share for profit attributable to the shareholders of JSC OGK 2—basic and diluted (in Russian Roubles)	**0.02**	**0.097**	**0.004**	**(0.01)**	**0.03**	**0.001**

	Year ended 31 December			Six months ended 30 June		
	2005	2006		2006	2007	
	RUR	RUR	U.S.$	RUR	RUR	U.S.$
Combined and consolidated cash flow data						
Net cash from/(used in) operating activities	1,218,065	(1,431,437)	(55,439)	230,091	1,975,149	76,497
Net cash used in investing activities	(590,518)	(1,514,181)	(58,644)	(195,887)	(651,057)	(25,215)
Net cash provided from/(used in) financing activities	98,529	3,243,833	125,633	(53,537)	(1,858,876)	(71,994)

	As of 31 December			As of 30 June	
	2005	2006		2007	
	RUR	RUR	U.S.$	RUR	U.S.$
Combined and consolidated balance sheet data					
Cash	880,355	1,178,570	45,646	643,786	24,934
Total assets	17,502,382	23,716,630	918,537	23,341,823	904,021
Total borrowings (non-current and current)	1,532,708	5,737,457	222,210	4,191,228	162,325
Total liabilities	6,275,848	10,641,761	412,152	9,678,248	374,835
Total equity	11,226,534	13,074,869	506,385	13,663,575	529,186

	Year ended 31 December			Six months ended 30 June		
	2005	2006		2006	2007	
	RUR	RUR	U.S.$	RUR	RUR	U.S.$
	(Amounts in thousands, except margins in %)					
Non-IFRS Measures						
EBITDA(1)	2,195,293	4,512,772	174,778	638,810	1,725,044	66,810
EBITDA margin(2)	11.3%	17.7%		5.3%	10.8%	
Adjusted EBITDA(1)	1,054,812	205,613	7,963	638,810	1,725,044	66,810
Adjusted EBITDA margin	5.4%	0.8%		5.3%	10.8%	
Operating profit margin(3)	6.9%	14.4%		1.7%	7.4%	
Net profit margin(3)	2.9%	9.6%		(1.0)%	4.3%	

(1) EBITDA, for any relevant period, represents profit for the period before depreciation and amortisation, finance income and costs and income tax expense.

Adjusted EBITDA is defined as EBITDA adjusted to exclude the effect of reversal of impairment of property, plant and equipment of RUR 1,140,481 thousand and RUR 4,307,159 thousand for 2005 and 2006, respectively.

EBITDA and Adjusted EBITDA are presented because the Company considers them an important supplemental measure of the Company's operating performance and believes they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the Company's industry. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and they should not be considered in isolation, or as a substitute for analysis of the Company's operating results as reported under IFRS. Some of these limitations are as follows:

- EBITDA and Adjusted EBITDA do not reflect the impact of financing costs, which are significant and could further increase if the Company incurs more debt, on the Company's operating performance.
- EBITDA and Adjusted EBITDA do not reflect the impact of income taxes on the Company's operating performance.
- EBITDA and Adjusted EBITDA do not reflect the impact of depreciation and amortisation on the Company's operating performance. The assets of the Company's business which are being depreciated and/or amortised will have to be replaced in the future and such depreciation and amortisation expense may approximate the cost to replace these assets in the future. By excluding this expense from EBITDA and Adjusted EBITDA, EBITDA and Adjusted EBITDA do not reflect the Company's future cash requirements for these replacements.
- Other companies in the Company's industry may calculate EBITDA and Adjusted EBITDA differently or may use them for different purposes than the Company does, limiting their usefulness as a comparative measure.

The Company compensates for these limitations by relying primarily on its IFRS operating results and using EBITDA and Adjusted EBITDA only supplementally. See the Company's combined and consolidated statements of income and combined and consolidated statements of cash flows included elsewhere in this prospectus.

EBITDA and Adjusted EBITDA are measures of the Company's operating performance that is not required by, or presented in accordance with, IFRS. EBITDA and Adjusted EBITDA are not measurements of the Company's operating performance under IFRS and should not be considered as an alternative to profit for the year, operating profit or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating activities or as a measure of the Company's liquidity. In particular, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to the Company to invest in the growth of its business.

Reconciliation of EBITDA and Adjusted EBITDA to profit/loss is as follows for the periods indicated:

	Year ended 31 December			Six months ended 30 June		
	2005	2006		2006	2007	
	RUR	RUR	$	RUR	RUR	$
	(amounts in thousands)					
Adjusted EBITDA	**1,054,812**	**205,613**	**7,963**	**638,810**	**1,725,044**	**66,810**
Reversal of impairment of property, plant and equipment, net	1,140,481	4,307,159	166,815	-	-	-
EBITDA	**2,195,293**	**4,512,772**	**174,778**	**638,810**	**1,725,044**	**66,810**
Income tax expense	598,342	955,378	37,001	219,854	301,864	11,691
Finance income and costs, net	186,395	267,558	10,362	98,981	205,148	7,945
Depreciation and amortisation	856,310	855,823	33,146	439,378	539,326	20,888
Profit/(loss) for the year	**554,246**	**2,434,013**	**94,269**	**(119,403)**	**678,706**	**26,286**

(2) EBITDA margin is calculated as EBITDA divided by revenue.

(3) Margins are calculated as a percentage of revenue.

Solely for the convenience of the reader, certain of the Company's consolidated and combined historical financial information included in "Prospectus Summary", "Capitalisation", "Dilution", "Selected Combined and Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this prospectus has been translated from roubles into U.S. dollars at the rate of RUR 25.82 per U.S.$1.00, the official exchange rate as published by the CBR on 30 June 2007. The amounts translated in U.S. dollars should not be construed as representations that the rouble amounts have been or could be converted to U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if the Company reported in U.S. dollars.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the Company's financial condition and results of operations as of and for the years ended 31 December 2005 and 2006, as of 30 June 2007 and for the six months ended 30 June 2006 and 2007, and of the material factors that the Company's Management believes are likely to affect the Company's financial condition and results of operations. Financial information for the years ended 31 December 2005 and 2006 was extracted from the Audited Financial Statements included elsewhere in this prospectus. Financial information for six months ended 30 June 2006 and 2007 was extracted from the Unaudited Interim Financial Statements included elsewhere in this prospectus. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with the Financial Statements, which are included elsewhere in this prospectus, as well as with "Presentation of Financial Information" and the information presented under "Selected Combined and Consolidated Financial Information". Solely for the convenience of the reader, certain information extracted from the Financial Statements included in this prospectus has been converted into U.S. dollars at the rate of RUR 25.82 per U.S.$1.00, the official exchange rate as published by the CBR on 30 June 2007. The amounts translated in U.S. dollars should not be construed as representations that the rouble amounts have been or could be converted to U.S. dollars at that or any other rate or as being representative of the U.S. dollar amounts that would have resulted if the Company reported in U.S. dollars. The following discussion contains forward-looking statements reflecting the Company's current expectations that involve risks and uncertainties. The Company's actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in "Forward-Looking Statements" and "Risk Factors".

Overview

The Company is one of the six thermal OGKs established during the course of the restructuring of the Russian state-controlled electricity holding company, RAO UESR. The Company's core business comprises the generation of electricity and sale of capacity and electricity on the Russian wholesale power market, as well as the generation and sale of heat power. According to information published by RAO UESR, the Company was the second largest Russian company in terms of electricity output in 2006 and the third largest in terms of installed capacity, among the six thermal OGKs.

The Company is headquartered in Moscow and has five branches in various regions of Russia. Each branch operates one of the Company's five thermal power plants. The main characteristics of these power plants are presented in the following table:

Facility	Location	Installed Capacity as of 30 June 2007 (MW)	Electricity Output in 2006 (million kWh)(1)	Primary Fuel
Surgutskaya GRES-1	Urals IES	3,280	24,148	Gas
Stavropolskaya GRES	South IES	2,400	9,830	Gas
Troitskaya GRES	Urals IES	2,059	8,988	Coal
Serovskaya GRES	Urals IES	526	3,228	Coal, gas
Pskovskaya GRES	North-West IES	430	1,890	Gas
Total		**8,695**	**48,084**	

(1) Electricity output level differs from sales of electricity due to: (i) purchases and sales on unregulated market; (ii) internal use of electricity; and (iii) losses for technical reasons.

Approximately 67% of the Company's total installed capacity is located in the Urals IES, which comprises the industrial Urals region, as well as parts of Western Siberia. The Urals IES experienced capacity deficits at times of peak demand in 2006 and 2007 due to the increased level of demand for electricity in the region, which has arisen primarily as a result of economic growth since 1998. The Company is currently planning to increase its installed capacity in the Urals IES through the construction at its Troitskaya GRES branch of two new generating units, with an aggregate installed capacity of 1,320 MW. These units are currently expected to be commissioned in 2010 and 2011, respectively.

As at 30 June 2007, the Company's total installed capacity amounted to 8,695 MW, which, according to information published by RAO UESR, constituted approximately 6.0 % of total installed thermal capacity in Russia. In 2006, the Company's electricity output was 48,084 million kWh (23,826 in the six months ended 30 June 2007), representing approximately 4.8 % of the total electricity output in Russia in that period, according to information published by RAO UESR.

In 2006, the Company derived 97.6% of its revenues from the sale of electricity and the sale of capacity, primarily to electricity supply companies and large industrial consumers through the wholesale electricity market. Capacity and electricity are sold as two distinct products on the Russian wholesale electricity market, and in the six months ended 30 June 2007, the Company derived 73.5% and 23.9% of its revenues from sales of electricity and capacity, respectively. The remainder of the Company's revenues in 2006 were largely attributable to sales of heat. The Company sold 48,070.2 million kWh of electricity in 2006 (27,144.9 million kWh in the six months ended 30 June 2007). In 2006, the Company also supplied 2,542.0 thousand Gcal of heat (1,352.3 thousand Gcal in the six months ended 30 June 2007).

The table below shows certain financial data of the Company for the periods indicated.

	Year ended 31 December 2006		Six months ended 30 June 2007	
	RUR	U.S.$	RUR	U.S.$
	(amounts in thousands, except percentages)			
Revenues	25,433,668	985,037	15,938,225	617,282
Operating profit	3,656,949	141,632	1,185,718	45,922
Non-IFRS measures:				
EBITDA	4,512,772	174,778	1,725,044	66,810
EBITDA margin(%)	17.7	17.7	10.8	10.8
Adjusted EBITDA	205,613	7,963	1,725,044	66,810
Adjusted EBITDA margin(%)	0.8	0.8	10.8	10.8

Basis of Presentation and Preparation

The Company currently owns and operates five power plants, Surgutskaya GRES-1, Troitskaya GRES, Stavropolskaya GRES, Serovskaya GRES and Pskovskaya GRES. All of these power plants have been operating continuously for many years. Following its incorporation on 9 March 2005, the Company underwent an asset consolidation process which was completed on 29 September 2006. For further details, see "Business—History and Development". This asset consolidation and restructuring process determined the period for presentation of financial statements and results of operations and influenced the basis of preparation of financial statements for the periods under discussion.

Presentation and preparation of results for the year ended 31 December 2006 and for the year ended 31 December 2005

The audited financial statements for the year ended 31 December 2006 were prepared on a combined and consolidated basis for all five operating units. Although the controlling stakes in two of the five operating units (OJSC Serovskaya GRES and OJSC Surgutskaya GRES-1) were not owned by the Company until May 2006, those units were under operational control of the Company since 29 August 2005 and 29 September 2005, respectively, and both units and the Company were under the common control of RAO UESR during that period. For further information regarding the Company's history of incorporation, see "Business—History and Development". As a result, their results of operations are combined with those of the Company and its other three operating units for the full year ended 31 December 2006.

In addition, audited financial statements have been provided for the full year ended 31 December 2005 on a combined and consolidated basis for all five operating units. Although the Company was not incorporated until 9 March 2005, the three operating units that were contributed to the Company upon its incorporation had been under common control as subsidiaries of RAO UESR. The two additional operating units that the Company acquired in May 2006 were not incorporated until April 2005 and July 2005, respectively. Nonetheless, the Company believes that it is possible to include the results of operations of these two operating units in its combined and consolidated financial statements for the year ended 31 December 2005, since (i) the corporate decisions on the incorporation of those two entities (effected by way of spin-off of assets from JSC Sverdlovenergo and JSC Tyumenenergo, respectively) had been taken by the beginning of 2005; and (ii) JSC Sverdlovenergo, JSC Tyumenenergo, OJSC Serovskaya GRES and OJSC Surgutskaya GRES-1 were under common control with the Company under RAO UESR in 2005.

Presentation and preparation of results for the six months ended 30 June 2007 and for the six months end 30 June 2006

The unaudited interim financial statements for the six months ended 30 June 2007 were prepared on a combined and consolidated basis and include all five operating units. These unaudited interim financial statements also contain comparative financial information for the six months ended 30 June 2006. This financial information for the six months ended 30 June 2006 was prepared on a combined and consolidated basis for the

same operating units described above in relation to the financial statements for the year ended 31 December 2006. The financial results for the six months ended 30 June 2007 are not necessarily indicative of the results for the full year ending 31 December 2007 or for any other future interim period or financial year. The Unaudited Interim Financial Statements were prepared on a combined and consolidated basis in accordance with IFRS.

Carve-out methodologies

The Financial Statements include carved out financial statement data of Surgutskaya GRES-1 and Serovskaya GRES for the periods prior to and from the predecessor legal entities as outlined in the table below.

Power stations	Predecessor legal entity	Period requiring carve-out accounting
Surgutskaya GRES-1	JSC Tyumenenergo	Six months ended 30 June 2005
Serovskaya GRES	JSC Sverdlovenergo	Three months ended 31 March 2005

In carving out this financial statement data, the following determinations were made:

- electricity and heat sales were based on actual electricity and heat power production volume multiplied by actual tariffs approved by Regional Tariff Services for the power stations (Surgutskaya GRES-1 and Serovskaya GRES) after their spin-off from the predecessor legal entities for the year 2005;
- operating expenses were determined on an actual basis;
- depreciation of property, plant and equipment was calculated on IFRS predecessor values;
- general and administrative overheads were not allocated but were determined on an actual basis;
- current profit tax was determined using the effective profit tax rate of the predecessor entities;
- deferred profit tax was determined from movements in deferred tax assets/liabilities between 1 January 2005 and the date the power stations were established as stand-alone legal entities;
- property, plant and equipment were based on IFRS predecessor values and rolled back to 1 January 2005 taking into account inflation rate, additions and disposals before their spin-off; and
- accounts payable, taxes payable, accounts receivable and inventories were determined on an actual basis.

As a result of such determinations revenues and expenses related to electricity and heat generation operations within predecessor legal entities of the Company may not be indicative of revenues expected to be earned and costs expected to be incurred on a prospective basis for the electricity and heat generation operations with the Company as a separate business, and the Financial Statements may not therefore be indicative of future results of operations and trends.

Certain Factors Affecting the Company's Results of Operations

The Company's results of operations are affected by a number of external factors, including regulation of the electricity industry, fuel costs, seasonality, Russian macroeconomic trends and transactions with related parties. See the discussion of the Company's results of operations for the years ended 31 December 2006 and 2005 and for the six months ended 30 June 2007 and 2006 for a description of the extent to which those external factors have affected the Company's results of operations.

Regulation and reform of the electricity industry

The electricity sector in Russia is currently undergoing comprehensive restructuring. See "Industry Overview—Sector Reform". Although legislation was introduced in September 2006 to implement a gradual liberalisation of electricity prices, tariffs for sales of electricity, capacity and heat continue to be subject to substantial governmental regulation.

In the periods under discussion, the Company was required to sell a majority of its output of electricity and capacity at regulated tariffs. The regulated electricity tariffs are calculated by the FTS on an annual basis for each of the Company's plants on the basis of a "cost plus" method, based on RAS. See "Risk Factors—Risks Relating to the Company's Business and Industry—Risks Relating to the Reform of the Russian Electricity Sector—The tariff regulation in the heat and electricity industry may lead to tariff changes that inadequately compensate the Company for its cost base". Under this method, tariffs comprise both a capacity payment, which is designed to cover the plant's fixed costs, and an electricity tariff, which covers fuel and other variable costs. As a result of the introduction of the New Wholesale Market Rules in September 2006, the Company has been able to receive

payment for 100% of its available capacity, as compared to 85% for periods prior to September 2006. The cost of gas and other fuels is the key determinant of electricity tariff levels. Prices for most domestic sales of gas in Russia are maintained by regulation at lower levels than the global average price, and electricity tariffs in Russia consequently are low as compared to countries where gas prices are not regulated. The significant influence of fuel costs on tariff levels has been a contributing factor, in addition to variations in operating efficiencies, to differences in electricity tariff levels among the Company's five branches. For example, electricity tariffs for Surgutskaya GRES-1, which, as a result of its proximity to independent producers of gas in the Surgut region, has generally been able to obtain substantially all of its gas supplies at prices comparable to regulated gas prices, were significantly lower than electricity tariffs for each of the Company's other four branches in 2005 and 2006 (see "—Fuel costs"). To the extent that the Company has been required to sell its output of electricity at regulated tariffs, it has not had any significant incentive to reduce operating costs since any such reduction would be offset by a reduction in its regulated tariffs. From 2008, it is expected that the "costs plus" method will be replaced by tariffs indexation. See "Industry Overview—Tariffs". As a result of the tariff regulation of sales of electricity, the Company (and its predecessor legal entities) have not generated sufficient revenues in the past to fund fully a modernisation of their generation plants, and consequently the Company's output of electricity and revenues in the periods under discussion have been adversely affected by unscheduled repairs and the requirement to operate certain generation facilities at loads that are significantly below their installed capacity.

Prior to September 2006, the Company was permitted to sell in the free trade sector the volume of electricity that was generated by 15% of its working capacity, and the balance of its output was sold at regulated tariffs. Prices in the free trade sector were generally lower, as compared to regulated tariffs, since wholesale purchasers had the right under the old rules to obtain all of their electricity requirements at regulated prices in the event that such prices were lower than prices on the free trade sector. The New Wholesale Market Rules replaced the former free trade sector with a new unregulated sector, including a one-day-ahead spot market, in which electricity can generally be traded at prices determined by supply and demand in the wholesale electricity market. The planned volume of output of electricity that may be sold in this unregulated sector, determined by reference to the output levels that the FTS sets on an annual basis, is scheduled to be increased from its current maximum level of 15% (10% in the six months ended 30 June 2007) as follows:

- from 1 January 2008—up to 20%;
- from 1 July 2008—up to 30%;
- from 1 January 2009—up to 35%;
- from 1 July 2009—up to 55%;
- from 1 January 2010—up to 65%;
- from 1 July 2010—up to 85%; and
- from 1 January 2011—up to 100%.

In addition, any output in excess of the limits approved by the FTS, as well as output produced by generation plants commissioned after 1 January 2007, may be sold at unregulated prices. The Company has formulated a trading strategy for the one-day-ahead spot market in order to optimise its revenues and operating costs. In particular, when spot-market prices are lower than the Company's costs of production, including, for example, at times of increased fuel costs and shortfalls the Company seeks to fulfil its contractual obligations to supply electricity to its customers through the purchase of electricity on the spot-market. Conversely, when prices are at higher levels, the Company aims to increase sales on the spot-market through increasing load factors at its generation facilities. In this regard, the Company's gas-fired facilities are generally more flexible in terms of load variations than coal-fired plants, including, in particular, the Company's Troitskaya GRES branch, which, as a result of ageing plant and equipment, typically aims to maintain a relatively stable load factor. The Company's trading strategy takes into account both daily fluctuations in demand, including the times of peak demand in the morning and the evening, as well as seasonal variations (see "—Seasonality"). In the six months ended 30 June 2007, the Company's sales of electricity in the unregulated market totalled 7,517.2 million kWh representing approximately 28% of total volume of sales with net sales (net of volumes purchased for resale) of 2,927.1 million kWh representing 13% of net sales (net of volumes purchased for resale) volumes as compared to sales in the regulated market of 19,627.7 million kWh.

In contrast to the regulated sector of the wholesale electricity market, in which capacity and electricity are sold together as two components of a unified regulated tariff, electricity output has been sold as a separate product in the periods under discussion in the free trade sector (prior to September 2006) and the unregulated sector (since September 2006). As a result, electricity prices in the unregulated sector (and the free trade sector

prior to September 2006) have been lower in absolute terms than regulated tariffs since they do not comprise payment for capacity. Capacity may currently only be sold together with electricity at regulated tariffs, although the New Wholesale Market Rules contemplate the establishment of a framework for a capacity wholesale trading market in which capacity would be bought and sold, as a distinct product from electricity, at unregulated prices.

As a result of the introduction of the New Wholesale Market Rules on 1 September 2006, the comparison of results for the six months ended 30 June 2006 and 2007 may not necessarily be indicative of trends for future periods. See "Industry Overview—Structure of the Electricity Market".

Fuel costs

The Company's primary operating expense is fuel, which, in 2006, comprised 62.3% of total operating expenses and 64.1% of revenues. Natural gas is the principal fuel of the Company's Surgutskaya GRES-1, Stavropolskaya GRES and Pskovskaya GRES branches, while the Serovskaya GRES branch uses both gas and coal in a ratio of up to 70:30 in either combination (see "Business—Fuel—Gas"). Troitskaya GRES uses coal as its primary fuel. In 2006, in terms of reference fuel, gas and coal amounted to 69% and 26%, respectively, of total volumes of fuel fired. In addition, Stavropolskaya GRES uses fuel oil as a reserve fuel.

Pskovskaya GRES and Stavropolskaya GRES obtain their supplies of gas primarily from Gazprom. The gas industry is highly regulated by the Russian government, which regularly increases prices for natural gas supplied by Gazprom. During the periods under discussion, such price increases were slightly higher for Pskovskaya GRES and Stavropolskaya GRES than the rate at which FTS increased the tariffs for electricity and capacity produced by those two power plants. The volume of gas supplied by Gazprom at regulated tariffs is subject to pre-agreed limits. Such limits are typically less than Pskovskaya GRES and Stavropolskaya GRES require for their generating operations, and any gas required in excess of those limits may only be obtained at non-regulated prices, either from Gazprom or an independent producer. The prices for gas purchased by Pskovskaya GRES and Stavropolskaya GRES in the non-regulated sector have typically been 15-20% higher than regulated prices in the periods under discussion, and, in addition, as a result of the reliance of gas producers on the Gazprom-controlled UGTS network, there may be technical or commercial restrictions on the ability of the Company to obtain gas. The ability of Pskovskaya GRES, for example, to increase its load factor is currently restricted by limitations on its access to additional gas supplies. The Company's gas supplies may also be affected by temperature fluctuations. See "—Seasonality". The Company's largest power plant, Surgutskaya GRES-1, is located in one of Russia's main gas production regions and fires gas supplied mainly from local operations of independent Russian oil and gas producers, primarily Surgutneftegaz, and supplies from Surgutneftegaz are not transported through the UGTS. The prices of such supplies have been comparable in the periods under discussion to the regulated prices for Gazprom gas, partly as a result of relatively low transportation costs. See "Risk Factors—Risks Relating to the Company's business and industry—Operational, Business Development and Market Risks—The Company's business and results of operations depend to a significant extent on its largest branch, Surgutskaya GRES-1".

In contrast to gas, the price of coal is not regulated. In the periods under discussion, the relative costs of the use of coal, as compared to gas, to generate electricity have fluctuated. In 2006, for example, the rate of increase of the price of coal was less than the rate of increase of the price of gas, and, as a result, Serovskaya GRES increased the proportion of coal used in its fuel mixture to 65% from 46% in 2005. Troitskaya GRES and Serovskaya GRES currently are able to use only one grade of coal, which is supplied from a deposit in Kazakhstan, and the costs of adapting their generation plants in order to use different types of coal would be significant. See "Risk Factors—Risks Relating to the Company's Business and Industry—Risks Relating to Suppliers and Service Providers—Two of the Company's generation plants are dependent on a specific grade and supplier of coal". It is currently anticipated that, as a result of expected increases in gas prices resulting from the planned liberalisation of the Russian gas sector, coal-fired generation facilities may become increasingly competitive relative to gas-fired plants. See "Industry Overview—Fuel Supply".

Seasonality

The Company's sales of electricity and heat are influenced by the seasons of the year and the relative severity of the weather. The demand for electricity and heat typically increases during the colder months of the winter period from October to March. Demand for electricity and heat generally decrease in response to the higher temperatures of the April to September period, although demand remains relatively high in the South IES, in which Stavropolskaya GRES is located, as a result of the use of air-conditioning in response to the warm summer temperatures and the high share of residential consumption in such IES. In 2006, heat sales in the winter months of that year comprised 78.6% of the Company's annual heat sales. In addition, the recommencement of

operations of hydrogeneration plants as a result of the availability of snow melt waters during the spring thaw in Russia also exerts downward pressures on electricity prices from late April to June.

The Company usually reduces output over the summer months in response to the reduced demand and lower prices and typically uses that period to implement the majority of its repairs and maintenance works. The Company also incurs greater fuel costs in the third quarter to meet requirements to maintain a specified level of fuel stocks in order to ensure the continuity of operations during the winter period. As a result, operating cashflows generally decrease in the summer months, while expenditure increases, and, consequently, the Company has been required in the periods under discussion to raise short-term financing in order to meet its working capital requirements.

The Company may also incur higher costs in the event that severe weather conditions lead to a sharp increase in demand for electricity and heat. For example, during the period of unusually low temperatures in Russia in January and February 2006, the Company was required to increase production to satisfy increased demand for electricity and heating. The fixed volume of fuel supplied to the Company's Stavropolskaya GRES branch by its main suppliers was not sufficient to enable it to increase production to the required level, and, as a result, Stavropolskaya GRES was obliged to resort to the use of more expensive fuel oil reserves. Conversely, as a result of the unusually mild temperatures in Russia in the fourth quarter of 2006 and the first quarter of 2007, the Company had only limited recourse to use its fuel stocks, and therefore, it does not currently expect to incur significant expenditure on acquiring fuel stocks for the 2007/2008 winter period.

Transactions with related parties

In the periods under review, the Company has entered into various transactions with its controlling shareholder, RAO UESR, as well as subsidiaries and affiliates of RAO UESR, including, primarily, for the sale of electricity and capacity. In addition, the Company's ultimate controlling shareholder is the Russian Federation, and the Company enters into numerous transactions with state-controlled entities, including Gazprom, which supplied a significant portion of the Company's gas requirements in 2005, 2006 and the first six months of 2007 (See "Business—Fuel—Gas"). In 2006 and the six months ended 30 June 2007, the Company derived 87.8% and 73.0%, respectively, of its total revenues from sales of electricity and capacity to subsidiaries of RAO UESR. The decrease in revenues, as a proportion of total revenues, from sales to subsidiaries of RAO UESR in the six months ended 30 June 2007 as compared to 2006 was primarily attributable to the Company selling electricity on the one-day-ahead market that was established on 1 September 2006. In addition, the Company made purchases of fuel from state-controlled entities comprising 36.4% of total fuel costs for that period (36.9% in the six months ended 30 June 2007). The Company believes that it will remain highly dependent on some transactions with related parties, including sales of electricity and heat to subsidiaries of RAO UESR and the purchase of natural gas from Gazprom for the Company's power plants, and economic and social policies of the Russian government will continue to affect its financial position, results of operations and cash flows. It is currently expected that Gazprom will acquire a significant stake in the Company as a result of the reorganisation of RAO UESR. See "Transactions with Related Parties" and "Principal Shareholders".

Russian macroeconomic trends

The Company's operations are based in Russia, and, in the periods under discussion, the Company derived substantially all of its revenues from sales to customers in Russia. As a result, Russian macroeconomic trends, including the overall growth in the economy and in the markets in which the Company operates, continue to have a significant influence on the Company's performance. In recent years, Russia has been able to overcome the consequences of the 1998 financial crisis, and the Russian economy has benefited from the high proportion of oil and oil products in its export revenues and high oil prices on the international markets. As a result, since 2002, GDP growth rates have remained relatively high compared to North America and Europe. The table below summarises certain key macroeconomic indicators relating to the Russian economy in 2005 and 2006 and the first six months of 2007.

	Year ended 31 December		Six months ended 30 June
	2005	2006	2007
GDP growth	6.4%	6.7%	7.9%
Consumer price index	10.9%	9.0%	7.9%
Unemployment rate	7.1%	6.7%	6.7%

Source: Russian Ministry of Economy and Trade, Rosstat

The economic recovery in Russia in recent years has contributed to an increase in demand for electricity. In particular, consumption in Russia has increased by 19.8% from 827 TWh in 1998 to 991 TWh in 2006, according to Rosstat. The rate of increase in electricity consumption during that period in the Urals IES, in which approximately 67% of Company's current total installed capacity is located, was 22.6%.

Inflation in Russia was 10.9% in 2005, 9.0% in 2006 and 7.9% in the six months ended 30 June 2007. Russian inflation has generally not had a material impact on the Company's results of operations, although the Company tends to experience inflation-driven increases in some of its costs, such as salaries, that are linked to general price levels in Russia.

Recent developments

On 28 September 2007, the Company announced it was withdrawing its proposed international offering of bonds exchangeable into GDRs.

In the first half of 2007 the Board of Directors of the Company approved the establishment of the ESOP for the members of the Board of Directors, its senior management and other employees of the Company. The ESOP is limited to 2% of the Company's existing share capital with the delivery of shares after the expiration of a three-year term from the date of the relevant agreements with the ESOP's participants. The strike price is determined as the weighted average market price of the Company's shares for 365 days preceding conclusion of the relevant agreement. In order to fund the ESOP with shares, the Company's subsidiary, affiliate or other entity acting on behalf of the Company may acquire up to 2% of the Company's issued shares (including the Shares in the Offering or on the secondary market). Depending on the structure of share acquisition, the Company may be required to provide or obtain financing for such an acquisition, which may be material. On 24 September 2007 the Board of Directors approved the entry in an agreement with NOMOS bank for NOMOS to serve as operator of the ESOP, which contemplates a loan to be made to NOMOS to acquire shares for the ESOP. See "—Liquidity and Capital Resources—Borrowings".

At an extraordinary shareholders meeting held on 25 September, 2007, the shareholders of the Company approved the series of interrelated transactions related to the Offering, including the underwriting agreement. Any existing shareholders who voted against approval of the major transactions or did not participate in the voting at the general shareholders' meeting on 25 September 2007 have the right to demand the buyback of their shares by the Company at a price determined by an independent appraiser. See "Risk Factors—The Company may be bound to buy-back its shares which may lead to additional expenses".

In addition, at the extraordinary shareholders meeting held on 25 September, 2007, the shareholders of the Company approved the entry into an agreement for the supply of new capacity. See "Risk Factors—The Company may be required to enter into agreements that restrict its ability to adapt its investment strategy or impose payments on the Company if its current investment programme is not implemented".

In July 2007, the Company issued rouble-denominated bonds with a nominal value of RUR 5,000,000 thousand payable in July 2010 and used the proceeds from the offering of such bonds to repay its outstanding current and non-current borrowings. See "—Liquidity and Capital Resources—Borrowings".

A loan will be extended by the Company in connection with stabilisation. The loan may not be repaid by Oxygen International in full if the Stabilisation Manager, on behalf of the managers, exercises the Repurchase Option. See "Stabilisation Structure".

The Company is in discussions with the EBRD for a non-current interest bearing loan in the amount of RUR 9 billion for the replacement of two gas-fired units at Stavropolskaya GRES. There can be no assurance, however, that any such loan will be entered into or, if it is, on what terms. The terms of any such loan are expected to include limitations on indebtedness that the Company may incur in the future and financial and other covenants. In connection with the loan, the EBRD carried out an environmental due diligence at the plant. As a result of that due diligence, although to the Company's understanding it concluded that the plant is not located in a sensitive location and environmental and social impacts are not significant, the Company expects that the final documentation for the loan will include covenants requiring it to comply with both Russian and EU environmental standards and regulations, as well as other environmental undertakings, which may involve, among others, performance of the design, construction and operation of the new power units in accordance with the relevant EU environmental standards and development and implementation of special environmental monitoring systems and plans, as well as compliance with other relevant national and EU environmental standards. Compliance with these covenants may require additional costs for the Company, which may be material.

Combined and Consolidated Financial Results Overview

The table below sets forth a summary of the Company's combined and consolidated financial results for the years ended 31 December 2005 and 2006 and for the six months ended 30 June 2006 and 2007.

	Year ended 31 December			Six months ended 30 June		
	2005	2006		2006	2007	
	(amounts in thousands of RUR)					
	RUR	RUR	U.S.$	RUR	RUR	U.S.$
Revenues	19,396,553	25,433,668	985,037	12,003,763	15,938,225	617,282
Operating expenses (excluding reversal of impairment of property, plant and equipment)	(19,427,128)	(26,181,705)	(1,014,009)	(11,723,329)	(14,753,714)	(571,406)
Reversal of impairment of property, plant and equipment, net	1,140,481	4,307,159	166,815	—	—	—
Operating expenses	(18,286,647)	(21,874,546)	(847,194)	(11,723,329)	(14,753,714)	(571,406)
Other operating income/(loss)	229,077	97,827	3,789	(81,002)	1,207	46
Operating profit	**1,338,983**	**3,656,949**	**141,632**	**199,432**	**1,185,718**	**45,922**
Finance costs	(186,395)	(267,558)	(10,362)	(98,981)	(205,148)	(7,945)
Profit before income tax	**1,152,588**	**3,389,391**	**131,270**	**100,451**	**980,570**	**37,977**
Total income tax charge	(598,342)	(955,378)	(37,001)	(219,854)	(301,864)	(11,691)
Profit/(loss) for the period	**554,246**	**2,434,013**	**94,269**	**(119,403)**	**678,706**	**26,286**
Attributable to:						
Shareholders of JSC OGK-2	420,325	2,566,548	99,402	(210,594)	678,706	26,286
Minority interest	133,921	(132,535)	(5,133)	91,191	—	—
Earnings per ordinary share for profit attributable to the shareholders of JSC OGK 2-basic and diluted (in Russian Roubles)	**0.02**	**0.097**	**0.004**	**(0.01)**	**0.03**	**0.001**

Year Ended 31 December 2006 Compared to Year Ended 31 December 2005

Revenues

The Company's revenues are derived primarily from the sale of electricity and capacity. Electricity revenue is driven primarily by the tariff levels established by the FTS, higher prices achieved in the unregulated prices, as well as by volumes sold in both markets. The wholesale electricity market underwent significant reform in September 2006, including the establishment of a new sector in which electricity could be sold at unregulated market prices. Although a free trade sector operated prior to 1 September 2006, the pricing trends in that sector were often unfavourable for generation companies since consumers had the right to purchase all their electricity requirements in the regulated sector at FTS tariffs, while generation companies, on the other hand, had incentives

to trade on the spot market since 15% of their fixed costs were not covered by the capacity payments in their two-tiered tariffs. In addition to introducing the new unregulated sector, the New Wholesale Market Rules also enabled generation companies to increase from 85% to 100% the proportion of their fixed costs that they could recover under the regulated capacity tariffs. As a result of the significant influence of these reforms on the results of operations of the Company, revenues of the Company and its branches derived from sales of electricity and capacity for 2006 are presented for the periods January- August 2006 and September-December 2006, as well as for the full twelve month period ended 31 December 2006. The results of operations for 2006 present a division of revenues derived from capacity and electricity, although this information is not available for 2005, and, as a result, revenues for 2005 and 2006 may not be wholly comparable. See "—Certain Factors Affecting the Company's Results of Operations" and "Risk Factors—Risks Relating to the Company's Business and Industry—Other Risks Related to the Company's Business and Industry—The Company's operational and financial history is short".

Revenues increased by RUR 6,037,115 thousand, or 31.1%, to RUR 25,433,668 thousand in 2006 from RUR 19,396,553 thousand in 2005, primarily as a result of increased revenues from sales of electricity and capacity. The table below shows a breakdown of revenues for the periods indicated.

	Year ended 31 December				
	2005	2006			Change from 2005 to 2006 (%)
		January-August 2006	September-December 2006	Total 2006	
		(amount in RUR thousands, except percentages)			
Electricity and capacity revenues	18,817,258	15,263,118	9,558,567	24,821,685	31.9
comprising:[1]					
Electricity	—	11,406,722	7,279,155	18,685,877	—
Capacity	—	3,856,396	2,279,412	6,135,808	—
Heating	419,501	—	—	497,333	18.6
Other	159,794	—	—	114,650	(28.3)
Total	**19,396,553**	**—**	**—**	**25,433,668**	**31.1**

(1) A breakdown of revenues between electricity and capacity is not available for 2005.

Electricity and capacity

Revenues from sales of electricity and capacity increased by RUR 6,004,427 thousand, or 31.9%, to RUR 24,821,685 thousand in 2006 from RUR 18,817,258 thousand in 2005. This increase was primarily attributable to an overall increased volume of sales, higher tariff levels and, in relation to the period from September—December 2006, the introduction of the New Wholesale Market Rules pursuant to which the Company commenced sales on the unregulated market. See "Industry Overview—Structure of the Electricity Market—Wholesale Electricity Market".

The table below shows a breakdown of revenue from sales of electricity and capacity by each of the Company's five branches for the periods indicated.

	Year ended 31 December				
	2005		2006		
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Change in Amount (%)
	(amount in RUR thousands, except percentages)				
Surgutskaya GRES-1	8,212,758	43.6	9,127,415	36.8	11.1
Stavropolskaya GRES	5,166,586	27.5	6,882,475	27.7	33.2
Troitskaya GRES	2,779,760	14.8	5,352,259	21.6	92.5
Serovskaya GRES	1,727,291	9.2	2,040,231	8.2	18.1
Pskovskaya GRES	930,863	4.9	1,419,305	5.7	52.5
Total	**18,817,258**	**100**	**24,821,685**	**100**	**31.9**

Surgutskaya GRES-1

The tables below show a breakdown of revenues from electricity and capacity for Surgutskaya GRES-1 for the periods indicated, and, for 2006, a breakdown of sales between (i) the regulated sector and (ii) (for January-August 2006) the free trade sector and (for September-December) the unregulated market.

	Year ended 31 December				
	2005	2006			
		January-August 2006	September-December 2006	Total (for Revenue or volume) and Average (for Tariff/Price)	Change from 2005 to 2006 (%)
Revenue from electricity and capacity sales (RUR thousand)	8,212,758	5,918,538	3,208,877	9,127,415	11.1
comprising[1]					
Electricity	—	4,415,099	2,327,775	6,742,874	—
Capacity[3]	—	1,503,439	881,102	2,384,541	—
Volume[1]					
Electricity (kWh millions)	21,973.3	15,329.8	7,975.9[2]	23,305.7[2]	6.1
Capacity (MW)[3]	—	2,788.0	3,278.8	2,951.6	—
Tariff / Price					
FTS electricity tariff (RUR/MWh)	268.0	282.0	282.0	282.0	5.2
Effective electricity price (RUR/MWh)[4]	—	288.0	291.9	289.3	—
FTS capacity tariff (RUR/MW of installed capacity per month)	57,688.1	67,406.7	67,406.7	67,406.7	16.8
Effective capacity tariff (RUR/MW of installed capacity per month)[5]	—	67,406.7	67,181.7	67,323.4	—
Effective overall price (RUR/MWh)[6]	373.8	386.1	402.3	391.6	—

(1) A breakdown of revenues (and volume) between electricity and capacity is not available for 2005.

(2) Includes re-sales of 103.4 kWh million of electricity purchased on the one-day-ahead market for the period from 1 September 2006 through to 31 December 2006.

(3) Prior to the introduction of the New Wholesale Market Rules, the Company received payment for only 85% of the installed capacity of its generation facilities.

(4) Total revenue from electricity sales divided by volume of electricity.

(5) Total revenue from capacity sales divided by volume of capacity.

(6) Total revenue from electricity and capacity sales divided by volume of electricity.

	January-August 2006			September-December 2006			
	Regulated Sector	Free Sector	Total	Regulated Market	Unregulated Market[1]	Total	Total for 2006
Revenue from electricity and capacity sales (RUR thousand)	4,867,741	1,050,797	5,918,538	2,902,690	306,187	3,208,877	9,127,415
comprising							
Electricity	3,364,302	1,050,797	4,415,099	2,021,588	306,187	2,327,775	6,742,874
Capacity	1,503,439	—	1,503,439	881,102	—	881,102	2,384,541

(1) The revenue figures provided for each of the Company's branches with respect to the September-December 2006 unregulated market are derived from the Company's non-IFRS management accounts.

Revenues from sales of electricity and capacity by Surgutskaya GRES-1 increased by RUR 914,657 thousand, or 11.1%, to RUR 9,127,415 thousand in 2006 from RUR 8,212,758 thousand in 2005. This increase was primarily attributable to an increase in the total volume of electricity sold of 1,332.4 million kWh, or 6.1%, to 23,305.7 million kWh in 2006 from 21,973.3 million kWh in 2005, as a result of Surgutskaya GRES-1 agreeing with the System Operator for an increased planned output for 2006, as compared with 2005, as well as an increase in output in excess of that planned output in order to sell electricity in the free sector (in January-August) and the unregulated sector (September-December). Management believes that Surgutskaya GRES-1 was able to sell output in the unregulated market in that period since it was able to offer to sell electricity at prices that were lower than certain competitors as a result of its relatively low fuel costs and the efficiency of its equipment. The increase was also due to sales of electricity outside the regulated market at prices that were higher than the regulated electricity tariffs of Surgutskaya GRES-1 in 2005.

Stavropolskaya GRES

The tables below show a breakdown of revenues from electricity and capacity for Stavropolskaya GRES for the periods indicated, and, for 2006, a breakdown of sales between (i) the regulated sector and (ii) (for January-August 2006) the free trade sector and (for September-December) the unregulated market.

	Year ended 31 December				
	2005	2006			
		January-August 2006	September-December 2006	Total (for Revenue or volume) and Average (for Tariff/Price)	Change from 2005 to 2006 (%)
Revenue from electricity and capacity sales (RUR thousand)	5,166,586	4,157,225	2,725,250	6,882,475	33.2
comprising[1]					
Electricity	—	3,068,800	2,075,187	5,143,987	—
Capacity[3]	—	1,088,425	650,063	1,738,488	—
Volume[1]					
Electricity (kWh millions)	8,237.8	6,046.6	4,178.9[2]	10,225.5[2]	24.1
Capacity (MW)[3]	—	2,001.8	2,399.0	2,134.2	—
Tariff / Price					
FTS electricity tariff (RUR/MWh)	452.8	491.7	491.7	491.7	8.6
Effective electricity price (RUR/MWh)[4]	—	507.5	496.6	503.1	—
FTS capacity tariff (RUR/MW of installed capacity per month)	55,417.7	67,967.1	67,967.1	67,967.1	22.6
Effective capacity tariff (RUR/MW of installed capacity per month)[5]	—	67,965.4	67,743.1	67,882.1	—
Effective overall price (RUR/MWh)[6]	627.2	687.5	652.1	673.1	—

(1) A breakdown of revenues (and volume) between electricity and capacity is not available for 2005.

(2) Includes re-sales of 614.0 million kWh of electricity purchased on the one-day-ahead market for the period from 1 September 2006 through to 31 December 2006.

(3) Prior to the introduction of the New Wholesale Market Rules, the Company received payment for only 85% of the installed capacity of its generation facilities.

(4) Total revenue from electricity sales divided by volume of electricity.

(5) Total revenue from capacity sales divided by volume of capacity.

(6) Total revenue from electricity and capacity sales divided by volume of electricity.

	January-August 2006			September-December 2006			
	Regulated Sector	Free Sector	Total	Regulated Market	Unregulated Market[1]	Total	Total for 2006
Revenue from electricity and capacity sales (RUR thousand)	3,489,836	667,389	4,157,225	2,579,391	145,859	2,725,250	6,882,475
comprising							
Electricity	2,401,411	667,389	3,068,800	1,929,328	145,859	2,075,187	5,143,987
Capacity	1,088,425	—	1,088,425	650,063	—	650,063	1,738,488

(1) The revenue figures provided for each of the Company's branches with respect to the September-December 2006 unregulated market are derived from the Company's non-IFRS management accounts.

Revenues from sales of electricity and capacity by Stavropolskaya GRES increased by RUR 1,715,889 thousand, or 33.2%, to RUR 6,882,475 thousand in 2006 from RUR 5,166,586 thousand in 2005. This increase was primarily attributable to an increase in the total volume of electricity sold of 1,987.7 million kWh, or 24.1%, to 10,225.5 million kWh in 2006 from 8,237.8 million kWh in 2005. The increase in sales of electricity was due to Stavropolskaya GRES' ability to increase output as a result of higher demand, increased supplies of gas, which constitutes its primary fuel, as well as the ability to secure better loads with the System Operator and increased electricity tariffs.

Troitskaya GRES

The tables below show a breakdown of revenues from electricity and capacity for Troitskaya GRES for the periods indicated, and, for 2006, a breakdown of sales between (i) the regulated sector and (ii) (for January-August 2006) the free trade sector and (for September-December) the unregulated market.

	Year ended 31 December				
	2005	2006			
		January-August 2006	September-December 2006	Total (for Revenue or Volume) and Average (for Tariff/Price)	Change from 2005 to 2006 (%)
Revenue from electricity and capacity sales (RUR thousand)	2,779,760	3,075,572	2,276,687	5,352,259	92.5
comprising[1]					
Electricity	—	2,322,909	1,827,731	4,150,640	—
Capacity[3]	—	752,663	448,956	1,201,619	—
Volume[1]					
Electricity (kWh millions)	4,465.3	5,394.7	4,071.3[2]	9,466.0[2]	112.0
Capacity (MW)[3]	—	1,750.2	2,051.4	1,850.6	—
Tariff / Price					
FTS electricity tariff (RUR/MWh)	438.8	451.7	451.7	451.7	2.9
Effective electricity price (RUR/MWh)[4]	—	430.6	448.9	438.5	—
FTS capacity tariff (RUR/MW of installed capacity per month)	46,325.2	54,714.5	54,714.5	54,714.5	18.1
Effective capacity tariff (RUR/MW of installed capacity per month)[5]	—	53,755.5	54,713.4	54,109.4	—
Effective overall price (RUR/MWh)[6]	622.5	570.1	559.2	565.4	—

(1) A breakdown of revenues (and volume) between electricity and capacity is not available for 2005.

(2) Includes re-sales of 1,265.2 million kWh of electricity purchased on the one-day-ahead market for the period from 1 September 2006 through to 31 December 2006.

(3) Prior to the introduction of the New Wholesale Market Rules, the Company received payment for only 85% of the installed capacity of its generation facilities.

(4) Total revenue from electricity sales divided by volume of electricity.

(5) Total revenue from capacity sales divided by volume of capacity.

(6) Total revenue from electricity and capacity sales divided by volume of electricity.

	January-August 2006			September-December 2006			
	Regulated Sector	Free Sector	Total	Regulated Market	Unregulated Market[1]	Total	Total for 2006
Revenue from electricity and capacity sales (RUR thousand)	2,461,217	614,355	3,075,572	1,401,274	875,413	2,276,687	5,352,259
comprising							
Electricity	1,708,554	614,355	2,322,909	952,318	875,413	1,827,731	4,150,640
Capacity	752,663	—	752,663	448,956	—	448,956	1,201,619

(1) The revenue figures provided for each of the Company's branches with respect to the September-December 2006 unregulated market are derived from the Company's non-IFRS management accounts.

Revenues from sales of electricity and capacity by Troitskaya GRES increased by RUR 2,572,499 thousand, or 92.5%, to RUR 5,352,259 thousand in 2006 from RUR 2,779,760 thousand in 2005. This increase was primarily attributable to an increase in the total volume of electricity sold of 5,000.7 million kWh, or 112.0%, to 9,466.0 million kWh in 2006 from 4,465.3 million kWh in 2005. The increase was primarily attributable to higher production levels resulting from improved efficiency. The plant was able to improve efficiency because of the more continuous utilisation of the plant's capacity, which was achieved as a result of negotiations with the System Operator. The plant also benefited from fewer unscheduled maintenance works, as compared with 2005, as well as from the increased competitiveness of coal-fired plants generally, relative to gas-fired plants, in 2006 as the price of gas grew at a faster rate than the price of coal. As a result of these factors, Troitskaya GRES was

able to increase sales in response to growing demand for electricity in the Urals IES, particularly in the unregulated market, from which, in September to December 2006, Troitskaya GRES derived 38.5% of its total revenue from electricity and capacity of sales for that period. As a result of such volume of sales in the unregulated market, the share of capacity in total revenue decreased in September-December 2006 as compared to January-February 2006.

Serovskaya GRES

The tables below show a breakdown of revenues from electricity and capacity for Serovskaya GRES for the periods indicated, and for 2006, a breakdown of sales between (i) the regulated sector and (ii) (for January-August 2006) the free trade sector and (for September-December) the unregulated market.

	Year ended 31 December				
	2005	2006			
		January-August 2006	September-December 2006	Total (for Revenue or volume) and Average (for Tariff/Price)	Change from 2005 to 2006 (%)
Revenue from electricity and capacity sales (RUR thousand)	1,727,291	1,273,625	766,606	2,040,231	18.1
comprising[1]					
Electricity	—	1,046,809	634,370	1,681,179	—
Capacity[3]	—	226,816	132,236	359,052	—
Volume[1]					
Electricity (kWh millions)	2,840.2	1,951.7	1,141.6[2]	3,093.3	8.9
Capacity (MW)[3]	—	447.1	521.3	471.8	—
Tariff / Price					
FTS electricity tariff (RUR/MWh)	508.3	573.9	573.9	573.9	12.9
Effective electricity price (RUR/MWh)[4]	—	536.4	555.7	543.5	—
FTS capacity tariff (RUR/MW of installed capacity per month)	46,152.3	63,444.9	63,444.9	63,444.9	37.5
Effective capacity tariff (RUR/MW of installed capacity per month)[5]	—	63,413.1	63,416.5	63,418.8	—
Effective overall price (RUR/MWh)[6]	608.2	652.6	671.5	659.6	—

(1) A breakdown of revenues (and volume) between electricity and capacity is not available for 2005.

(2) Includes re-sales of 166.4 million kWh of electricity purchased on the one-day-ahead market for the period from 1 September 2006 through to 31 December 2006.

(3) Prior to the introduction of the New Wholesale Market Rules, the Company received payment for only 85% of the installed capacity of its generation facilities.

(4) Total revenue from electricity sales divided by volume of electricity.

(5) Total revenue from capacity sales divided by volume of capacity.

(6) Total revenue from electricity and capacity sales divided by volume of electricity.

	January-August 2006			September-December 2006			
	Regulated Sector	Free Sector	Total	Regulated Market	Unregulated Market[1]	Total	Total for 2006
Revenue from electricity and capacity sales (RUR thousand)	1,094,168	179,457	1,273,625	626,198	140,408	766,606	2,040,231
comprising							
Electricity	867,352	179,457	1,046,809	493,962	140,408	634,370	1,681,179
Capacity	226,816	—	226,816	132,236	—	132,236	359,052

(1) The revenue figures provided for each of the Company's branches with respect to the September-December 2006 unregulated market are derived from the Company's non-IFRS management accounts.

Revenues from sales of electricity and capacity by Serovskaya GRES increased by RUR 312,940 thousand, or 18.1%, to RUR 2,040,231 thousand in 2006 from RUR 1,727,291 thousand in 2005. This increase was primarily attributable to an increase in the total volume of electricity sold of 253.1 million kWh, or 8.9%, to 3,093.3 million kWh in 2006 from 2,840.2 million kWh in 2005. The increase in sales was a result of higher tariffs achieved and an increase in the output levels agreed with the System Operator in 2006 as a result of higher demand in the Urals IES and growth in the share of coal in the fuel mix.

Pskovskaya GRES

The tables below show a breakdown of revenues from electricity and capacity for Pskovskaya GRES for the periods indicated, and, for 2006, a breakdown of sales between (i) the regulated sector and (ii) (for January-August 2006) the free trade sector and (for September-December) the unregulated market.

	Year ended 31 December				
	2005	2006			
		January-August 2006	September-December 2006	Total (for Revenue or volume) and Average (for Tariff/ Price)	Change from 2005 to 2006 (%)
Revenue from electricity and capacity sales (RUR thousand)	930,863	838,158	581,147	1,419,305	52.5
comprising[1]					
Electricity	—	553,105	414,092	967,197	—
Capacity[3]	—	285,053	167,055	452,108	—
Volume[1]					
Electricity (kWh millions)	1,365.9	1,160.5	819.2[2]	1,979.7[2]	44.9
Capacity (MW)[3]	—	365.5	429.1	386.7	—
Tariff / Price					
FTS electricity tariff (RUR/MWh)	397.9	489.1	489.1	489.1	22.9
Effective electricity price (RUR/MWh)[4]	—	476.6	505.4	488.5	—
FTS capacity tariff (RUR/MW of installed capacity per month)	87,590.3	97,487.3	97,487.3	97,487.3	11.3
Effective capacity tariff (RUR/MW of installed capacity per month)[5]	—	97,487.3	97,328.7	97,428.7	—
Effective overall price (RUR/MWh)[6]	681.5	722.2	709.3	716.9	—

(1) A breakdown of revenues (and volume) between electricity and capacity is not available for 2005.

(2) Includes re-sales of 164.0 million kWh of electricity purchased on the one-day-ahead market for the period from 1 September 2006 through to 31 December 2006.

(3) Prior to the introduction of the New Wholesale Market Rules, the Company received payment for only 85% of the installed capacity of its generation facilities.

(4) Total revenue from electricity sales divided by volume of electricity.

(5) Total revenue from capacity sales divided by volume of capacity.

(6) Total revenue from electricity and capacity sales divided by volume of electricity.

	January-August 2006			September-December 2006			
	Regulated Sector	Free Sector	Total	Regulated Market	Unregulated Market[1]	Total	Total for 2006
Revenue from electricity and capacity sales (RUR thousand)	709,465	128,693	838,158	515,408	65,739	581,147	1,419,305
comprising							
Electricity	424,412	128,693	553,105	348,353	65,739	414,092	967,197
Capacity	285,053	—	285,053	167,055	—	167,055	452,108

(1) The revenue figures provided for each of the Company's branches with respect to the September-December 2006 unregulated market are derived from the Company's non-IFRS management accounts.

Revenues from sales of electricity and capacity by Pskovskaya GRES increased by RUR 488,442 thousand, or 52.5%, to RUR 1,419,305 thousand in 2006 from RUR 930,863 thousand in 2005. This increase was primarily attributable to an increase in the total volume of electricity sold of 613.8 million kWh, or 44.9%, to

1,979.7 million kWh in 2006 from 1,365.9 million kWh in 2005. The increase in volume of sales resulted from the ability of Pskovskaya GRES to increase output in 2006 as a result of an increase in supplies of gas and higher tariffs.

Heat

Revenues from sales of heat increased by RUR 77,832 thousand, or 18.6%, to RUR 497,333 thousand in 2006 from RUR 419,501 thousand in 2005. This increase was primarily attributable to increased output levels at Surgutskaya GRES-1 and Troitskaya GRES in response to higher demand from local customers and higher average realised tariffs.

The table below shows a breakdown of heat revenues by GRES for the periods indicated.

	Year ended 31 December		
	2005	2006	Change
	(amounts in RUR thousands)		(%)
Surgutskaya GRES-1	195,622	228,883	17.0
Stavropolskaya GRES	41,430	39,668	(4.3)
Troitskaya GRES	129,439	172,388	33.2
Serovskaya GRES	20,009	24,010	20.0
Pskovskaya GRES	33,001	32,384	(1.9)
Total	**419,501**	**497,333**	**18.6**

Surgutskaya GRES-1

The table below shows revenue from sales of heat, volumes of heat power sold and average tariffs of Surgutskaya GRES-1 for the periods indicated.

	Year ended 31 December		
	2005	2006	Change (%)
Revenue (*RUR thousands*)	195,622	228,883	17.0
Volume (*Gcal thousands*)	1,638.2	1,781.0	8.7
Average Tariff (*RUR/Gcal*)(1)	119.4	128.5	7.6

(1) Revenue from heat sales divided by volume of heat sales.

Revenues from sales of heat by Surgutskaya GRES-1 increased by RUR 33,261 thousand, or 17.0%, to RUR 228,883 thousand in 2006 from RUR 195,622 thousand in 2005. This increase was primarily attributable to an increase in the total volume of heat sold of 142.8 thousand Gcal, or 8.7%, to 1,781.0 thousand Gcal in 2006 from 1,638.2 thousand Gcal in 2005, as well as an increase in the average tariff to 128.5 RUR/Gcal in 2006 from 119.4 RUR/Gcal in 2005.

Stavropolskaya GRES

The table below shows revenue from sales of heat, volumes of heat power sold and average tariffs of Stavropolskaya GRES for the periods indicated.

	Year ended 31 December		
	2005	2006	Change (%)
Revenue (*RUR thousands*)	41,430	39,668	(4.3)
Volume (*Gcal thousands*)	94.8	81.3	(14.2)
Average Tariff (*RUR/Gcal*)(1)	437.0	487.9	11.6

(1) Revenue from heat sales divided by volume of heat sales.

Revenues from sales of heat by Stavropolskaya GRES decreased by RUR 1,762 thousand, or 4.3%, to RUR 39,668 thousand in 2006 from RUR 41,430 thousand in 2005. This decrease was primarily attributable to the decrease in the total volume of heat sold of 13.5 thousand Gcal, or 14.2%, to 81.3 thousand Gcal in 2006 from 94.8 thousand Gcal in 2005, primarily due to the termination of a contract with one of its major consumers, which was partly offset by an increase in the average tariff to 487.9 RUR/Gcal in 2006 from 437.0 RUR/Gcal in 2005.

Troitskaya GRES

The table below shows revenue from sales of heat, volumes of heat power sold and average tariffs of Troitskaya GRES for the periods indicated.

	Year ended 31 December		
	2005	2006	Change (%)
Revenue (*RUR thousands*)	129,439	172,388	33.2
Volume (*Gcal thousands*)	476.1	491.6	3.3
Average Tariff (*RUR/Gcal*)[1]	271.9	350.7	29.0

(1) Revenue from heat sales divided by volume of heat sales.

Revenues from sales of heat by Troitskaya GRES increased by RUR 42,949 thousand, or 33.2%, to RUR 172,388 thousand in 2006 from RUR 129,439 thousand in 2005. This increase was primarily attributable to an increase in the average tariff to 350.7 RUR/Gcal in 2006 from 271.9 RUR/Gcal in 2005, as well as an increase in the total volume of heat sold of 15.5 thousand Gcal, or 3.3%, to 491.6 thousand Gcal in 2006 from 476.1 thousand Gcal in 2005.

Serovskaya GRES

The table below shows revenue from sales of heat, volumes of heat power sold and average tariffs of Serovskaya GRES for the periods indicated.

	Year ended 31 December		
	2005	2006	Change (%)
Revenue (*RUR thousands*)	20,009	24,010	20.0
Volume (*Gcal thousands*)	99.0	108.9	10.0
Average Tariff (*RUR/Gcal*)[1]	202.1	220.5	9.1

(1) Revenue from heat sales divided by volume of heat sales.

Revenues from sales of heat by Serovskaya GRES increased by RUR 4,001 thousand, or 20.0%, to RUR 24,010 thousand in 2006 from RUR 20,009 thousand in 2005. This increase was primarily attributable to an increase in the average tariff to 220.5 RUR/Gcal in 2006 from 202.1 RUR/Gcal in 2005, as well as an increase in the total volume of heat sold of 9.9 thousand Gcal, or 10.0%, to 108.9 thousand Gcal in 2006 from 99.0 thousand Gcal in 2005.

Pskovskaya GRES

The table below shows revenue from sales of heat, volumes of heat power sold and average tariffs of Pskovskaya GRES for the periods indicated.

	Year ended 31 December		
	2005	2006	Change (%)
Revenue (*RUR thousands*)	33,001	32,384	(1.9)
Volume (*Gcal thousands*)	93.8	79.2	(15.6)
Average Tariff (*RUR/Gcal*)[1]	351.8	408.9	16.2

(1) Revenue from heat sales divided by volume of heat sales.

Revenues from sales of heat by Pskovskaya GRES decreased by RUR 617 thousand, or 1.9%, to RUR 32,384 thousand in 2006 from RUR 33,001 thousand in 2005. This decrease was primarily attributable to the decrease in the total volume of heat sold of 14.6 thousand Gcal, or 15.6%, to 79.2 thousand Gcal in 2006 from 93.8 thousand Gcal in 2005 to a local utilities provider, which was partially offset by an increase in the average tariff to 408.9 RUR/Gcal in 2006 from 351.8 RUR/Gcal in 2005.

Other

Other revenue primarily comprises the proceeds from the sale of industrial water supplied with heat.

Other revenue decreased by RUR 45,144 thousand, or 28.3%, to RUR 114,650 thousand in 2006 from RUR 159,794 thousand in 2005. This decrease was primarily attributable to a reduction in sales of chemically-purified water.

Operating expenses (excluding the effect of releases of impairment provision)

The Company's primary operating expense is fuel. The table below shows the Company's operating expenses for the periods indicated.

	Year ended 31 December			
	2005		2006	
	Amount	Percentage of Total Operating Expenses	Amount	Percentage of Total Operating Expenses
	(amount in RUR thousands, except percentages)			
Fuel	12,533,082	64.5	16,303,527	62.3
Employee benefits	1,547,975	8.0	2,084,073	8.0
Repairs and maintenance	2,100,638	10.8	1,880,947	7.2
Purchased electricity and heat	7,054	0.0	1,129,084	4.3
Depreciation	856,310	4.4	855,823	3.3
Taxes other than income tax	774,878	4.0	888,483	3.4
Raw materials and supplies	517,733	2.7	793,205	3.0
Increase/(decrease) of provision for inventory obsolescence	10,764	0.1	(51,589)	(0.2)
Dispatcher's fees	—	—	438,610	1.7
Loss on disposal of property, plant, and equipment	30,508	0.2	179,887	0.7
Ecology payments	30,415	0.2	175,540	0.7
(Reversal)/accrual of impairment provision for accounts receivable	(74,735)	(0.4)	196,303	0.7
Consulting, legal and audit services	113,636	0.6	152,721	0.6
Transport	73,804	0.4	124,183	0.5
Leasing and rent	31,390	0.1	114,649	0.4
Insurance	84,144	0.4	59,076	0.2
Other expenses	789,532	4.0	857,183	3.2
Total	**19,427,128**	**100**	**26,181,705**	**100**

Total operating expenses increased by RUR 6,754,577 thousand, or 34.8%, to RUR 26,181,705 thousand in 2006 from RUR 19,427,128 thousand in 2005. The increase in operating expenses was primarily attributable to higher fuel costs (largely due to an increase in electricity output), the costs of purchases of electricity in the new wholesale electricity sector that was established in September 2006, an increase in employee benefits and the costs of dispatcher's fees.

Fuel

The Company's primary operating expense is represented by fuel costs. In 2005 and 2006, fuel costs represented 64.5% and 62.3%, respectively, of total operating expenses. Pskovskaya GRES, Stavropolskaya GRES, and Surgutskaya GRES-1 primarily use natural gas as fuel, supplemented by small quantities of fuel oil. Serovskaya GRES burns coal and gas, whereas Troitskaya GRES primarily uses coal, also supplemented by small quantities of fuel oil. See "—Certain Factors Affecting the Company's Results of Operations—Fuel costs", "Industry Overview—Fuel Supply" and "Business—Fuel".

The table below shows the Company's fuel expenses by type for the periods indicated.

	Year ended 31 December		
	2005	2006	Change
	(amounts in RUR thousands)		(%)
Gas	9,863,698	11,194,928	13.5
Coal	2,413,632	4,233,344	75.4
Fuel Oil	238,122	836,433	251.3
Other	17,630	38,822	120.2
Total	**12,533,082**	**16,303,527**	**30.1**

Fuel expenses increased by RUR 3,770,445 thousand, or 30.1%, to RUR 16,303,527 thousand in 2006 from RUR 12,533,082 thousand in 2005. This increase was primarily attributable to increased loads at each of the Company's five branches, as well as fuel price growth and additional expenses incurred during the severe winter of 2006.

The table below shows fuel expenses by each of the Company's five branches for the periods indicated.

	Year ended 31 December		
	2005	2006	Change
	(amounts in RUR thousands)		(%)
Surgutskaya GRES-1	5,471,229	6,114,316	11.8
Stavropolskaya GRES	3,292,760	4,495,025	36.5
Troitskaya GRES	1,875,906	3,408,834	81.7
Serovskaya GRES	1,370,657	1,533,333	11.9
Pskovskaya GRES	522,530	751,844	43.9
Company headquarters	—	175	—
Total	**12,533,082**	**16,303,527**	**30.1**

The discussion below provides detail of expenses for each principal type of fuel by each of the Company's five branches for the periods indicated. In addition to the principal types of fuel discussed below, the Company's branches also consume insignificant volumes of other fuels. As a result, the total fuel expenses incurred by a particular branch may exceed in certain instances the fuel expenses incurred by that branch for its principal type or types of fuel. Information on fuel oil expenses is provided for a particular branch where fuel oil represents a principal fuel type used in the production of electricity but is not presented for those branches (other than Surgutskaya GRES-1 which does not consume any fuel oil) that use fuel oil either as ignition or reserve fuel or for internal consumption.

Surgutskaya GRES-1

Surgutskaya GRES-1 primarily consumes natural gas. Fuel expenses of Surgutskaya GRES-1 increased by RUR 643.087 thousand, or 11.8%, to RUR 6,114,316 thousand in 2006 from RUR 5,417,229 thousand in 2005. This increase was primarily attributable to an increase in average gas prices to 931.5 RUR/thousand m^3 in 2006 from 879.2 RUR/thousand m^3 in 2005, as well as to an increase in the volume of gas consumed, largely as a result of increased loads. The table below shows gas expenses, volumes of gas consumed and the average gas price for Surgutskaya GRES-1 for the periods indicated.

	Year ended 31 December		
	2005	2006	Change (%)
Gas *(RUR thousand)*	5,471,229	6,114,239	11.8
Gas volume *(million m^3)*	6,223.2	6,563.7	5.5
Average gas price(1) *(RUR/thousand m^3)*	879.2	931.5	5.9

(1) Cost of gas consumed divided by volume.

Stavropolskaya GRES

Stavropolskaya GRES primarily consumes natural gas, with fuel oil as reserve. Fuel expenses of Stavropolskaya GRES increased by RUR 1,202,265 thousand, or 36.5%, to RUR 4,495,025 thousand in 2006 from RUR 3,292,760 thousand in 2005, largely as a result of increased loads. The table below shows fuel expenses, fuel volumes consumed and average prices by fuel type of Stavropolskaya GRES for the periods indicated.

	Year ended 31 December		
	2005	2006	Change (%)
Gas *(RUR thousand)*	3,127,538	3,797,396	21.4
Gas volume *(million m^3)*	2,348.9	2,587.8	10.2
Average gas price(1) *(RUR/thousand m^3)*	1,331.5	1,467.4	10.2
Fuel oil *(RUR thousands)*	165,222	697,371	322.1
Fuel oil volume *(thousand tonnes)*	67.6	148.5	119.7
Average Fuel oil price *(RUR/tonne)*(1)	2,444.1	4,696.1	92.1

(1) Cost of fuel consumed divided by volume.

Gas expenses increased by RUR 669,858 thousand, or 21.4%, to RUR 3,797,396 thousand in 2006 from RUR 3,127,538 thousand in 2005. This increase was primarily attributable to an increase in the volume of gas consumed of 238.9 million m^3, or 10.2%, to 2,587.8 million m^3 in 2006 from 2,348.9 million m^3 in 2005 due to increased output. In addition, during the winter of 2006, Stavropolskaya GRES had to purchase excess amounts of gas to meet load requirements at commercial prices, which contributed to an increase in the average gas price to 1,467.4 RUR/thousand m^3 in 2006 from 1,331.5 RUR/thousand m^3 in 2005.

Fuel oil expenses increased by RUR 532,149 thousand, or 322.1%, to RUR 697,371 thousand in 2006 from RUR 165,222 thousand in 2005. This increase was primarily attributable to an increase in the volume of fuel oil consumed of 80.9 thousand tonnes, or 119.7%, to 148.5 thousand tonnes in 2006 from 67.6 thousand tonnes in 2005, mainly as a result of the reduced availability of gas in the first quarter of 2006 due to below-average temperatures in Russia.

Troitskaya GRES

Troitskaya GRES primarily consumes coal, with fuel oil as ignition fuel and reserve fuel (in the event that supplies of coal are not available). Fuel expenses of Troitskaya GRES increased by RUR 1,532,928 thousand, or 81.7%, to RUR 3,408,834 thousand in 2006 from RUR 1,875,906 thousand in 2005, largely as a result of increased loads. The table below shows fuel expenses, fuel volumes consumed and average prices by fuel type of Troitskaya GRES for the periods indicated.

	Year ended 31 December		
	2005	2006	Change (%)
Coal *(RUR thousand)*	1,786,563	3,233,447	81.0
Coal volume *(thousand tonnes)*	3,304.1	5,890.1	78.3
Average coal price *(RUR/thousand m^3)*[1]	540.7	549.0	1.5
Fuel oil *(RUR thousands)*	72,416	138,247	90.9
Fuel oil volume *(thousand tonnes)*	19.1	29.1	52.4
Average fuel oil price *(RUR/tonne)*[1]	3,791.4	4,750.8	25.3

(1) Cost of fuel consumed divided by volume.

Coal expenses increased by RUR 1,446,884 thousand, or 81.0%, to RUR 3,233,447 thousand in 2006 from RUR 1,786,563 thousand in 2005. This increase was primarily attributable to an increase in the volume of coal consumed of 2,586.0 thousand tonnes, or 78.3%, to 5,890.1 thousand tonnes in 2006 from 3,304.1 thousand tonnes in 2005 due to a substantial increase in output. Coal prices remained at substantially the same level as in 2006, with the insignificant increase over the period attributable to increased transportation costs.

Fuel oil expenses increased by RUR 65,831 thousand, or 90.9%, to RUR 138,247 thousand in 2006 from RUR 72,416 thousand in 2005. This increase was primarily attributable to an increase in the volume of fuel oil consumed of 10.0 thousand tonnes, or 52.4%, to 29.1 thousand tonnes in 2006 from 19.1 thousand tonnes in 2005 in line with the growth in coal consumption, as well as an increase in the average fuel oil price to 4,750.8 RUR/tonne in 2006 from 3,791.4 RUR/tonne.

Serovskaya GRES

Serovskaya GRES uses coal and gas as its primary fuels and fuel oil as ignition fuel. Fuel expenses of Serovskaya GRES increased by RUR 162,676 thousand, or 11.9%, to RUR 1,533,333 thousand in 2006 from RUR 1,370,657 thousand in 2005, largely as a result of increased loads. The table below shows fuel expenses, fuel volumes consumed and average prices by fuel type of Serovskaya GRES for the periods indicated.

	Year ended 31 December		
	2005	2006	Change (%)
Gas *(RUR thousand)*	742,401	532,422	(28.3)
Gas volume *(million m^3)*	613.4	400.1	(34.8)
Average gas price[1] *(RUR/thousand m^3)*	1,210.3	1,330.7	9.9
Coal *(RUR thousands)*	627,069	999,897	59.5
Coal volume *(thousand tonnes)*	1,049.7	1,615.9	53.9
Average coal price *(RUR/tonne)*[1]	597.4	618.8	3.6
Fuel oil *(RUR thousands)*	484	815	68.4
Fuel oil volume *(thousand tonnes)*	0.204	0.19	11.8
Average fuel oil price *(RUR/tonne)*[1]	2,372.5	4,289.5	50.7

(1) Cost of fuel consumed divided by volume.

Gas expenses decreased by RUR 209,979 thousand, or 28.3%, to RUR 532,422 thousand in 2006 from RUR 742,401 thousand in 2005. This decrease was primarily attributable to the decrease in the volume of gas consumed of 213.3 million m^3, or 34.8%, to 400.1 million m^3 in 2006 from 613.4 million m^3 in 2005, due to change in the fuel mix.

Coal expenses increased by RUR 372,828 thousand, or 59.5%, to RUR 999,897 thousand in 2006 from RUR 627,069 thousand in 2005. This increase was primarily attributable to an increase in the volume of coal consumed of 566.2 thousand tonnes, or 53.9%, to 1,615.9 thousand tonnes in 2006 from 1,049.7 thousand tonnes in 2005 for the reasons discussed above, as well as an increase in average coal prices to 618.8 RUR/tonne in 2006 from 597.4 RUR/tonne in 2005.

Fuel oil expenses increased by RUR 331 thousand, or 68.4%, to RUR 815 thousand in 2006 from RUR 484 thousand in 2005. This increase was primarily attributable to an increase in the average fuel oil price to 4,289.5 RUR/tonne in 2006 from 2,372.5 RUR/tonne in 2005.

Pskovskaya GRES

Pskovskaya GRES primarily consumes natural gas, with fuel oil as ignition fuel. Fuel expenses of Pskovskaya GRES increased by RUR 229,314 thousand, or 43.9%, to RUR 751,844 thousand in 2006 from RUR 522,530 thousand in 2005. This increase was primarily attributable to an increase in the volume of gas consumed of 110.3 million m^3, or 26.4%, to 527.8 million m^3 in 2006 from 417.5 million m^3 in 2005, as a result of increased output, as well as an increase in average tariffs to 1,422.6 RUR/thousand m^3 in 2006 from 1,251.6 RUR/thousand m^3 in 2005. The table below shows gas expenses, volumes of gas consumed and average gas prices of Pskovskaya GRES for the periods indicated.

	Year ended 31 December		
	2005	**2006**	**Change (%)**
Gas *(RUR thousand)*	522,530	750,871	43.7
Gas volume *(million m^3)*	417.5	527.8	26.4
Gas tariff *(RUR/thousand m^3)*(1)	1,251.6	1,422.6	13.7

(1) Cost of gas consumed divided by volume.

Employee benefits

Employee benefit expenses increased by RUR 536,098 thousand, or 34.6%, to RUR 2,084,073 thousand in 2006 from RUR 1,547,975 thousand in 2005. The increase resulted mainly from an increase in salaries resulting from the reorganisation of the Company, as well as increases tied to wage inflation indexations.

Repairs and maintenance

Repair and maintenance expenses decreased by RUR 219,691 thousand, or 10.5%, to RUR 1,880,947 thousand in 2006 from RUR 2,100,638 thousand in 2005. The decrease was largely attributable to an increase in the proportion of repairs and maintenance undertaken by the Company's own personnel (which are not reflected in this line item) and a corresponding reduction in the use of contractors for such work, as well as the completion of a repairs programme at Surgutskaya GRES-1 in 2005.

Purchased electricity and heat

In 2006, expenses incurred in purchases of electricity and heat increased by RUR 1,122,030 thousand, or 15,906.3%, to RUR 1,129,084 thousand from RUR 7,054 thousand in 2005. The increase was largely due to the introduction of the New Wholesale Market Rules in September 2006, as a result of which the Company was able to purchase electricity in the "one-day-ahead" spot market to fulfil its contractual obligations to supply electricity in the event that the costs of such purchases were less than its own electricity production costs or if the Company was unable to generate that electricity itself. See "—Revenues" and "Business—Sales—Electricity".

Taxes other than income taxes

Taxes other than income taxes increased by RUR 113,605 thousand, or 14.7%, to RUR 888,483 thousand in 2006 from RUR 774,878 thousand in 2005. This increase was largely attributable to an increase in water taxes due to the increased intake of water resulting from the overall increase in output of electricity in 2006.

Raw materials and supplies

Raw materials and supplies increased by RUR 275,472 thousand, or 53.2%, to RUR 793,205 thousand in 2006 from RUR 517,733 thousand in 2005. This increase was largely attributable to the overall increase in production levels in 2006, as well as an increase in repair and maintenance work undertaken by the Company's own personnel.

Dispatcher's fees

Dispatcher's fees represent service payments to the System Operator (see "Industry Overview — Current Market Structure"). The Company was not required to pay dispatcher's fees in 2005 since the costs of the System Operator were included in capacity tariffs payable by consumers of electricity. From 1 January 2006, each supplier of electricity and capacity, including the Company, was required to enter into a service agreement with the System Operator under which it agreed to pay the System Operator for dispatch services.

Loss on disposal of property, plant, and equipment

Loss on disposals of property, plant, and equipment increased by RUR 149,379 thousand, or 489.6%, to RUR 179,887 thousand in 2006 from RUR 30,508 thousand in 2005. This increase was largely attributable to stock take and resulted in the write-off of fixed assets primarily at Troitskaya GRES, Pskovskaya GRES, Serovskaya GRES and Stavropolskaya GRES prior to their merger into the Company.

Ecology payments

Ecology payments increased by RUR 145,125 thousand, or 477.1%, to RUR 175,540 thousand in 2006 from RUR 30,415 thousand in 2005. This increase was largely attributable to payments by Troitskaya GRES as a result of that generation plant exceeding applicable emission levels due to a higher than anticipated increase in output. See "Business—Environment".

Leasing and Rent

Leasing and rent costs increased by RUR 83,259 thousand, or 265.2 %, to RUR 114,649 thousand in 2006 from RUR 31,390 thousand in 2005. The increase was largely due to a delay in the registration of lease agreements in 2005, as a result of which various lease payment costs that would otherwise have accrued in 2005 were not recorded until 2006.

Impairment of property, plant and equipment

The impairment provision included in the accumulated depreciation balance as at 31 December 2006 is RUR 598,116 thousand (RUR 5,211,788 thousand as at 31 December 2005).

Management has concluded that, as at each of 31 December 2005 and 31 December 2006, there were indications for reversing previously recognised impairment losses for those generating units that were controlled by the Company at the respective reporting dates. These conclusions were based on significant changes with a favourable effect on the Company that have occurred or are expected to occur in the near future in the market and economic environment in which the Company operates. Such changes include:

- upward revisions, based on recent trends, in the expected growth of demand for electricity and heat in the regions in which the Company operates;
- a higher degree of certainty about the unregulated sector for electricity, following implementation of reforms to the wholesale electricity market in August 2006 (see Note 1 to the Financial Statements of the Company included elsewhere in this prospectus).

These developments, together with reassessed useful lives, have resulted in a change to the assumptions that were used to determine the value in use of assets that comprise the cash generating units. An impairment review was carried out by comparing the recoverable amount of the individual cash generating units with their net book values. For the purposes of the review, each of the Company's power plants was used as the relevant cash generating unit. The recoverable amount was generally based on value in use, which was calculated based on estimated future cash flows using various assumptions. In particular, the Company assumed that electricity and heat tariffs would increase in a way such as to compensate expected increases in gas prices and other operating costs and provide a higher rate of return than in previous periods. The post-tax discount rate used for assessment of value in use was equal to 13.33%.

Consequently, the change in management's assessments has resulted in the reversal of the previously recognised impairment loss in an amount of RUR 1,462,133 thousand at 31 December 2005 (for plants that were under Company's control as at 31 December 2005) and RUR 4,165,718 thousand at 31 December 2006 (primarily for plants over which the Company obtained control in 2006). Gains together with corresponding deferred tax expenses of RUR 350,912 thousand and RUR 999,773 thousand were recognised in the income statement for the years ended 31 December 2005 and 31 December 2006, respectively.

In addition, in 2005, management determined that the Company was required to record an additional impairment provision of RUR 321,652 thousands in relation to certain construction-in-progress items that at that time were not expected to be completed. In 2006, this impairment was partially reversed in an amount of RUR 141,441 thousand in relation to items that were included into the Company's new investment programme.

Operating profit

Operating profit for 2006 increased by RUR 2,317,966, or 173.1%, to RUR 3,656,949 thousand from RUR 1,338,983 thousand for 2005, largely as a result of increased revenues and the additional net reversal of impairment of property plant and equipment, which was partially offset by increased operating expenses.

Finance costs

Finance costs increased by RUR 81,163 thousand, or 43.5%, to RUR 267,558 thousand in 2006 from RUR 186,395 thousand in 2005. This increase was largely attributable to an increase of current and non-current debt in the final quarter of 2006 in order to fund the Company's working capital requirements and upgrading and modernisation programme.

Income tax charge

Income tax charge in 2006 was RUR 955,378 thousand. Income tax charge in 2005 was RUR 598,342 thousand. The statutory corporate tax rate in Russia in 2006 and 2005 was 24%.

Profit

For the reasons set forth above, profit for 2006 increased to RUR 2,434,013 thousand from RUR 554,246 thousand for 2005.

Six Months Ended 30 June 2007 Compared to Six Months Ended 30 June 2006

Revenues

The wholesale electricity market underwent significant reform in September 2006, including the establishment of a new sector in which electricity could be sold at unregulated market prices. The revenues of each branch of the Company were affected significantly by these reforms in the six months ended 30 June 2007, including, in particular, the introduction of a new unregulated sector in which electricity could be sold at free market prices and the increase of the proportion of the Company's fixed costs that was covered by the regulated capacity tariff from 85% to 100%. As a result, revenues of the Company derived from sales of electricity and capacity for the first six months of 2007 may not be directly comparable with revenues from sales of electricity and capacity for the first six months of 2006. See "—Certain Factors Affecting the Company's Results of Operations" and "Risk Factors—Risks Relating to the Company's Business and Industry—Other Risks Related to the Company's Business and Industry—The Company's operational and financial history is short".

Revenues increased by RUR 3,934,462 thousand, or 32.8%, to RUR 15,938,225 thousand in the first six months of 2007 from RUR 12,003,763 thousand in 2006, primarily as a result of increased revenues from sales of electricity and capacity. The table below shows a breakdown of revenues for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change
	(amounts in RUR thousands)		(%)
Electricity and Capacity revenues comprising	11,654,262	15,525,172	33.2
Electricity	8,748,789	11,716,121	33.9
Capacity	2,905,473	3,809,051	31.1
Heating	296,741	352,010	18.6
Other	52,760	61,043	15.7
Total	**12,003,763**	**15,938,225**	**32.8**

Electricity and capacity

Revenues from sales of electricity and capacity increased by RUR 3,870,910 thousand, or 33.2%, to RUR 15,525,172 thousand in the six months ended 30 June 2007 from RUR 11,654,262 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an overall increased volume of sales, higher tariff levels and the sale of electricity at unregulated prices in accordance with the New Wholesale Market Rules that were introduced on 1 September 2006 (see "Industry Overview — Structure of the Electricity Market — Wholesale Electricity Market".) As a result of the introduction of the New Wholesale Market Rules in the first six months of 2007, the Company was able to receive payment for 100% of its available capacity as compared to 85% in the first six months of 2006.

The table below shows a breakdown of revenue from sales of electricity and capacity by each of the Company's five branches for the periods indicated.

	Six months ended 30 June				
	2006		2007		
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Change in Amount (%)
	(amount in RUR thousands, except percentages)				
Surgutskaya GRES-1	4,465,154	38.3	5,316,483	34.2	19.1
Stavropolskaya GRES	3,358,261	28.9	3,764,238	24.2	12.1
Troitskaya GRES	2,182,400	18.7	4,236,652	27.3	94.1
Serovskaya GRES	1,000,609	8.6	1,436,968	9.3	43.6
Pskovskaya GRES	647,838	5.5	770,831	5.0	19.0
Total	**11,654,262**	**100**	**15,525,172**	**100**	**33.2**

Surgutskaya GRES-1

The tables below show a breakdown of revenues from electricity and capacity for Surgutskaya GRES-1 for the periods indicated, and a breakdown of sales between (i) for the six months ended 30 June 2006, the regulated sector and the free trade sector and (ii) for the six months ended 30 June 2007, the regulated market and the unregulated market.

	Six months ended 30 June		
	2006	2007	Change
	(amounts in RUR thousands)		(%)
Revenue from electricity and capacity sales (RUR thousand)	4,465,154	5,316,483	19.1
comprising			
Electricity	3,337,575	3,905,769	17.0
Capacity[(2)]	1,127,579	1,410,714	25.1
Volume			
Electricity (kWh millions)	11,341.0	12,060.1[(1)]	6.3
Capacity (MW)[(2)]	2,788.0	3,234.5	16.0
Tariff / Price			
FTS electricity tariff (RUR/MWh)	282.0	299.2	6.1
Effective electricity price (RUR/MWh)[(3)]	294.3	323.9	—
FTS capacity tariff (RUR/MW of installed capacity per month)	67,406.7	72,872.6	8.1
Effective capacity tariff (RUR/MW of installed capacity per month)[(4)]	67,406.7	72,691.0	—
Effective overall price (RUR/MWh)[(5)]	393.7	440.8	—

(1) Includes re-sales of 396.7 million kWh of electricity purchased on the one-day-ahead market.

(2) Prior to the introduction of the New Wholesale Market Rules, the Company received payment for only 85% of the installed capacity of its generation facilities.

(3) Total revenue from electricity sales divided by volume of electricity.

(4) Total revenue from capacity sales divided by volume of capacity.

(5) Total revenue from electricity and capacity sales divided by volume of electricity.

	Six months ended 30 June					
	2006			2007		
	Regulated Sector	Free Sector	Total	Regulated Market	Unregulated Market[1]	Total
Revenue from electricity and capacity sales (RUR thousand)	3,661,189	803,965	4,465,154	4,571,274	745,209	5,316,483
comprising						
Electricity	2,533,610	803,965	3,337,575	3,160,560	745,209	3,905,769
Capacity	1,127,579	—	1,127,579	1,410,714	—	1,410,714

(1) The revenue figures provided for each of the Company's branches with respect to the unregulated market are derived from the Company's non-IFRS management accounts.

Revenues from sales of electricity and capacity by Surgutskaya GRES-1 increased by RUR 851,329 thousand, or 19.1%, to RUR 5,316,483 thousand in the six months ended 30 June 2007 from RUR 4,465,154 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in the total volume of electricity sold of 719.1 million kWh, or 6.3%, to 12,060.1 million kWh in the six months ended 30 June 2007 from 11,341.0 million kWh in the six months ended 30 June 2006, as well as the prices achieved on the unregulated market, which were substantially higher than the FTS tariffs established for this GRES. To date, Surgutskaya GRES-1 has benefited from the introduction of the unregulated market more than any other branch of the Company.

Stavropolskaya GRES

The tables below show a breakdown of revenues from electricity and capacity for Stavropolskaya GRES for the periods indicated, and a breakdown of sales between (i) for the six months ended 30 June 2006, the regulated sector and the free trade sector and (ii) for the six months ended 30 June 2007, the regulated market and the unregulated market.

	Six months ended 30 June		
	2006	2007	Change
	(amounts in RUR thousands)		(%)
Revenue from electricity and capacity sales (RUR thousand)	3,358,261	3,764,238	12.1
comprising			
Electricity	2,526,344	2,796,167	10.7
Capacity[2]	831,917	968,071	16.4
Volume			
Electricity (kWh millions)	4,890.1	5,153.0[1]	5.4
Capacity (MW)[2]	2,040.0	2,361.4	15.8
Tariff / Price			
FTS electricity tariff (RUR/MWh)	491.7	536.4	9.1
Effective electricity price (RUR/MWh)[3]	516.6	542.6	—
FTS capacity tariff (RUR/MW of installed capacity per month)	67,967.1	68,375.1	0.6
Effective capacity tariff (RUR/MW of installed capacity per month)[4]	67,967.1	68,326.1	—
Effective overall price (RUR/MWh)[5]	686.7	730.5	—

(1) Includes re-sales of 530.5 million kWh of electricity purchased on the one-day-ahead market.

(2) Prior to the introduction of the New Wholesale Market Rules, the Company received payment for only 85% of the installed capacity of its generation facilities.

(3) Total revenue from electricity sales divided by volume of electricity.

(4) Total revenue from capacity sales divided by volume of capacity.

(5) Total revenue from electricity and capacity sales divided by volume of electricity.

	Six months ended 30 June					
	2006			2007		
	Regulated Sector	Free Sector	Total	Regulated Market	Unregulated Market[1]	Total
Revenue from electricity and capacity sales (RUR thousand)	2,845,298	512,963	3,358,261	3,316,038	448,200	3,764,238
comprising						
Electricity	2,013,381	512,963	2,526,344	2,347,967	448,200	2,796,167
Electricity capacity	831,917	—	831,917	968,071	—	968,071

(1) The revenue figures provided for each of the Company's branches with respect to the unregulated market are derived from the Company's non-IFRS management accounts.

Revenues from sales of electricity and capacity by Stavropolskaya GRES increased by RUR 405,977 thousand, or 12.1%, to RUR 3,764,238 thousand in the six months ended 30 June 2007 from RUR 3,358,261 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in the total volume of electricity and capacity sold of 262.9 million kWh and 321.4 MW, or 5.4% and 15.8%, to 5,153.0 million kWh and 2,361.4 MW, respectively, in the six months ended 30 June 2007 from 4,890.1 million kWh and 2.040 MW in the six months ended 30 June 2006, as well as increased electricity tariffs, respectively.

Troitskaya GRES

The tables below show a breakdown of revenues from electricity and capacity for Troitskaya GRES for the periods indicated, and a breakdown of sales between (i) for the six months ended 30 June 2006, the regulated sector and the free trade sector and (ii) for the six months ended 30 June 2007, the regulated market and the unregulated market.

	Six months ended 30 June		
	2006	2007	Change
	(amounts in RUR thousands)		%
Revenue from electricity and capacity sales (RUR thousand)	2,182,400	4,236,652	94.1
comprising			
Electricity	1,620,297	3,325,918	105.3
Capacity(2)	562,103	910,734	62.0
Volume			
Electricity (kWh millions)	3,681.8	6,937.6(1)	88.5
Capacity (MW)(2)	1,750.2	2,037.5	16.4
Tariff / Price			
FTS electricity tariff (RUR/MWh)	451.7	436.8	(3.3)
Effective electricity price (RUR/MWh)(3)	440.1	479.4	—
FTS capacity tariff (RUR/MW of installed capacity per month)	54,714.5	74,671.9	36.5
Effective capacity tariff (RUR/MW of installed capacity per month)(4)	53,527.5	74,497.7	—
Effective overall price (RUR/MWh)(5)	592.8	610.7	—

(1) Includes re-sales of 2,857.2 million kWh of electricity purchased on the one-day-ahead market.

(2) Prior to the introduction of the New Wholesale Market Rules, the Company received payment for only 85% of the installed capacity of its generation facilities.

(3) Total revenue from electricity sales divided by volume of electricity.

(4) Total revenue from capacity sales divided by volume of capacity.

(5) Total revenue from electricity and capacity sales divided by volume of electricity.

	Six months ended 30 June					
	2006			2007		
	Regulated Sector	Free Sector	Total	Regulated Market	Unregulated Market(1)	Total
Revenue from electricity and capacity sales (RUR thousand)	1,736,657	445,743	2,182,400	1,978,425	2,258,227	4,236,652
comprising						
Electricity	1,174,554	445,743	1,620,297	1,067,691	2,258,227	3,325,918
Capacity	562,103	—	562,103	910,734	—	910,734

(1) The revenue figures provided for each of the Company's branches with respect to the unregulated market are derived from the Company's non-IFRS management accounts.

Revenues from sales of electricity and capacity by Troitskaya GRES increased by RUR 2,054,252 thousand, or 94.1%, to RUR 4,236,652 thousand in the six months ended 30 June 2007 from RUR 2,182,400 thousand in the six months ended 30 June 2006. This increase was primarily attributable to a significant increase in the total volume of electricity sold of 3,255.8 million kWh, or 88.5%, to 6,937.6 million kWh in the six months ended 30 June 2007 from 3,681.8 million kWh in the six months ended 30 June 2006 achieved due to implementation by the Company of its market strategy to purchase electricity on the one-day-ahead market when the cost of such purchases were less than its own costs of production. As a result of this strategy, Troitskaya GRES had resales of 2,857.2 million kWh on the one-day-ahead market, representing 41.2% of the total volume of electricity sold in the six months ended 30 June 2007. FTS tariffs for 2007 were recalculated based on new calculation methods and the FTS balance, which resulted in a slight decrease in the FTS electricity tariff and a significant increase in the FTS capacity tariff.

Serovskaya GRES

The tables below show a breakdown of revenues from electricity and capacity for Serovskaya GRES for the periods indicated, and a breakdown of sales between (i) for the six months ended 30 June 2006, the regulated sector and the free trade sector and (ii) for the six months ended 30 June 2007, the regulated market and the unregulated market.

	Six months ended 30 June		
	2006	2007	Change
	(amounts in RUR thousands)		(%)
Revenue from electricity and capacity sales (RUR thousand)	1,000,609	1,436,968	43.6
comprising			
Electricity	830,525	1,188,906	43.2
Capacity[2]	170,084	248,062	45.8
Volume			
Electricity (kWh millions)	1,529.7	1,992.8[1]	30.3
Capacity (MW)[2]	447.1	515.5	15.3
Tariff / Price			
FTS electricity tariff (RUR/MWh)	573.9	605.8	5.6
Effective electricity price (RUR/MWh)[3]	542.9	596.6	—
FTS capacity tariff (RUR/MW of installed capacity per month)	63,444.9	80,384.2	26.7
Effective capacity tariff (RUR/MW of installed capacity per month)[4]	63,402.7	80,201.1	—
Effective overall price (RUR/MWh)[5]	654.1	721.1	—

(1) Includes re-sales of 574.4 million kWh of electricity purchased on the one-day-ahead market.
(2) Prior to the introduction of the New Wholesale Market Rules, the Company received payment for only 85% of the installed capacity of its generation facilities.
(3) Total revenue from electricity sales divided by volume of electricity.
(4) Total revenue from capacity sales divided by volume of capacity.
(5) Total revenue from electricity and capacity sales divided by volume of electricity.

	Six months ended 30 June					
	2006			2007		
	Regulated Sector	Free Sector	Total	Regulated Market	Unregulated Market[1]	Total
Revenue from electricity and capacity sales (RUR thousand)	859,997	140,612	1,000,609	1,176,172	260,796	1,436,968
comprising						
Electricity	689,913	140,612	830,525	928,110	260,796	1,188,906
Capacity	170,084	—	170,084	248,062	—	248,062

(1) The revenue figures provided for each of the Company's branches with respect to the unregulated market are derived from the Company's non-IFRS management accounts.

Revenues from sales of electricity and capacity by Serovskaya GRES increased by RUR 436,359 thousand, or 43.6%, to RUR 1,436,968 thousand in the six months ended 30 June 2007 from RUR 1,000,609 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in the total volume of electricity sold of 463.1 million kWh, or 30.3%, to 1,992.8 million kWh in the six months ended 30 June 2007 from 1,529.7 million kWh in the six months ended 30 June 2006 due to higher tariffs and increased output as a result of a reduction in unscheduled repair works, as well as the Company's implementation of its market strategy to purchase electricity on the one-day-ahead market when the cost of such purchases were less than its own costs of production. Serovskaya GRES had resales of electricity of 574.4 million kWh, representing 28.8% of the total volume of electricity sold in 2006.

Pskovskaya GRES

The tables below show a breakdown of revenues from electricity and capacity for Pskovskaya GRES for the periods indicated, and a breakdown of sales between (i) for the six months ended 30 June 2006, the regulated sector and the free trade sector and (ii) for the six months ended 30 June 2007, the regulated market and the unregulated market.

	Six months ended 30 June		
	2006	2007	Change
	(amounts in RUR thousands)		(%)
Revenue from electricity and capacity sales (RUR thousand)	647,838	770,831	19.0
comprising			
Electricity	434,048	499,361	15.0
Capacity(2)	213,790	271,470	27.0
Volume			
Electricity (kWh millions)	898.6	1,001.4(1)	11.4
Capacity (MW)(2)	365.5	425.8	16.5
Tariff / Price			
FTS electricity tariff (RUR/MWh)	489.1	487.9	(0.2)
Effective electricity price (RUR/MWh)(3)	483.0	498.7	—
FTS capacity tariff (RUR/MW of installed capacity per month)	97,487.3	106,506.7	9.3
Effective capacity tariff (RUR/MW of installed capacity per month)(4)	97,487.5	106,258.8	—
Effective overall price (RUR/MWh)(5)	720.9	769.8	—

(1) Includes re-sales of 231.3 million kWh of electricity purchased on the one-day-ahead market.

(2) Prior to the introduction of the New Wholesale Market Rules, the Company received payment for only 85% of the installed capacity of its generation facilities.

(3) Total revenue from electricity sales divided by volume of electricity.

(4) Total revenue from capacity sales divided by volume of capacity.

(5) Total revenue from electricity and capacity sales divided by volume of electricity.

	Six months ended 30 June					
	2006			2007		
	Regulated Sector	Free Sector	Total	Regulated Market	Unregulated Market(1)	Total
Revenue from electricity and capacity sales (RUR thousand)	550,073	97,765	647,838	616,668	154,163	770,831
comprising						
Electricity	336,283	97,765	434,048	345,198	154,163	499,361
Capacity	213,790	—	213,790	271,470	—	271,470

(1) The revenue figures provided for each of the Company's branches with respect to the unregulated market are derived from the Company's non-IFRS management accounts.

Revenues from sales of electricity and capacity by Pskovskaya GRES increased by RUR 122,993 thousand, or 19.0%, to RUR 770,831 thousand in the six months ended 30 June 2007 from RUR 647,838 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in the total volume of electricity sold of 102.8 million kWh, or 11.4%, to 1,001.4 million kWh in the six months ended 30 June 2007 from 898.6 million kWh in the six months ended 30 June 2006. FTS tariffs for electricity and capacity were recalculated based on the load achieved in 2006 and, therefore, the new FTS balance for 2007 resulting in a slightly lower FTS electricity tariff for the first six months of 2007.

Heat

Revenues from sales of heat increased by RUR 55,269 thousand, or 18.6%, to RUR 352,010 thousand in the six months ended 30 June 2007 from RUR 296,741 thousand in the six months ended 30 June 2006. This increase was primarily attributable to increased regulated heat tariffs, which was partially offset by a decrease in volume of sales due to the less severe weather conditions in the first quarter of 2007 as compared to in the first quarter of 2006.

The table below shows a breakdown of heat revenues by GRES for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change (%)
	(amounts in RUR thousands, except percentages)		
Surgutskaya GRES-1	133,234	191,577	43.8
Stavropolskaya GRES	24,316	19,508	(19.8)
Troitskaya GRES	104,601	107,005	2.3
Serovskaya GRES	13,408	18,263	36.2
Pskovskaya GRES	21,182	15,657	(26.1)
Total	**296,741**	**352,010**	**18.6**

Surgutskaya GRES-1

The table below shows revenue from sales of heat, volumes of heat power sold and average tariffs of Surgutskaya GRES-1 for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change (%)
Revenue *(RUR thousands)*	133,234	191,577	43.8
Volume *(Gcal thousands)*	1,037.2	945.3	(8.9)
Average Tariff *(RUR/Gcal)*(1)	128.5	202.7	57.8

(1) Revenue from heat sales divided by volume of heat sales.

Revenues from sales of heat by Surgutskaya GRES-1 increased by RUR 58,343 thousand, or 43.8%, to RUR 191,577 thousand in the six months ended 30 June 2007 from RUR 133,234 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in the average tariff to 202.7 RUR/Gcal in the six months ended 30 June 2007 from 128.5 RUR/Gcal in the six months ended 30 June 2006 following the review of the cost base approved by the RTSs, despite a decrease in the volume of heat sold because of the warm winter in 2007.

Stavropolskaya GRES

The table below shows revenue from sales of heat, volumes of heat power sold and average tariffs of Stavropolskaya GRES for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change (%)
Revenue *(RUR thousands)*	24,316	19,508	(19.8)
Volume *(Gcal thousands)*	50.5	38.1	(24.6)
Average Tariff *(RUR/Gcal)*(1)	481.5	512.0	6.3

(1) Revenue from heat sales divided by volume of heat sales.

Revenues from sales of heat by Stavropolskaya GRES decreased by RUR 4,808 thousand, or 19.8%, to RUR 19,508 thousand in the six months ended 30 June 2007 from RUR 24,316 thousand in the six months ended 30 June 2006. This decrease was primarily attributable to a decrease in the total volume of heat sold of 12.4 thousand Gcal, or 24.6%, to 38.1 thousand Gcal in the six months ended 30 June 2007 from 50.5 thousand Gcal in the six months ended 30 June 2006, primarily due to the termination of a contract with one of its major customers, which was partially offset by a modest increase in the average tariff to 512.0 RUR/Gcal in the six months ended 30 June 2007 from 481.5 RUR/Gcal in the six months ended 30 June 2006.

Troitskaya GRES

The table below shows revenue from sales of heat, volumes of heat power sold and average tariffs of Troitskaya GRES for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change (%)
Revenue *(RUR thousands)*	104,601	107,005	2.3
Volume *(Gcal thousands)*	299.5	276.2	(7.8)
Average Tariff *(RUR/Gcal)*(1)	349.3	387.4	10.9

(1) Revenue from heat sales divided by volume of heat sales.

Revenues from sales of heat by Troitskaya GRES increased by RUR 2,404 thousand, or 2.3%, to RUR 107,005 thousand in the six months ended 30 June 2007 from RUR 104,601 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in the average tariff to 387.4 RUR/Gcal in the six months ended 30 June 2007 from 349.3 RUR/Gcal in the six months ended 30 June 2006, which was partially offset by a decrease in the total volume of heat sold of 23.3 thousand Gcal, or 7.8%, to 276.2 thousand Gcal in the six months ended 30 June 2007 from 299.5 thousand Gcal in the six months ended 30 June 2006 due to the warm winter.

Serovskaya GRES

The table below shows revenue from sales of heat, volumes of heat power sold and average tariffs of Serovskaya GRES for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change (%)
Revenue *(RUR thousands)*	13,408	18,263	36.2
Volume *(Gcal thousands)*	60.8	60.6	(0.3)
Average Tariff *(RUR/Gcal)*(1)	220.5	301.4	36.7

(1) Revenue from heat sales divided by volume of heat sales.

Revenues from sales of heat by Serovskaya GRES increased by RUR 4,855 thousand, or 36.2%, to RUR 18,263 thousand in the six months ended 30 June 2007 from RUR 13,408 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in the average tariff to 301.4 RUR/Gcal in the six months ended 30 June 2007 from 220.5 RUR/Gcal in the six months ended 30 June 2006, while the total volume of heat sold of was largely unchanged.

Pskovskaya GRES

The table below shows revenue from sales of heat, volumes of heat power sold and average tariffs of Pskovskaya GRES for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change (%)
Revenue *(RUR thousands)*	21,182	15,657	(26.1)
Volume *(Gcal thousands)*	51.8	32.1	(38.0)
Average Tariff *(RUR/Gcal)*(1)	408.9	487.8	19.3

(1) Revenue from heat sales divided by volume of heat sales.

Revenues from sales of heat by Pskovskaya GRES decreased by RUR 5,525 thousand, or 26.1%, to RUR 15,657 thousand in the six months ended 30 June 2007 from RUR 21,182 thousand in the six months ended 30 June 2006. This decrease was primarily attributable to a decrease in the total volume of heat sold of 19.7 thousand Gcal, or 38.0%, to 32.1 thousand Gcal in the six months ended 30 June 2007 from 51.8 thousand Gcal in the six months ended 30 June 2006 to the local utilities provider, which was partially offset by an increase in the average tariff to 487.8 RUR/Gcal in the six months ended 30 June 2007 from 408.9 RUR/Gcal in the six months ended 30 June 2006.

Other

Other revenue primarily comprises the proceeds from the sale of industrial water supplied with heat.

Other revenue increased by RUR 8,283 thousand, or 15.7%, to RUR 61,043 thousand in the six months ended 30 June 2007 from RUR 52,760 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in sales of chemically-purified water.

Operating expenses

The Company's primary operating expense is fuel. The table below shows the Company's operating expenses for the periods indicated.

	Six months ended 30 June			
	2006		2007	
	Amount	Percentage of Total Operating Expenses	Amount	Percentage of Total Operating Expenses
	(amount in RUR thousands)			
Fuel	7,910,122	67.5	8,747,132	59.3
Employee benefits	996,385	8.5	832,794	5.6
Repairs and maintenance	704,054	6.0	749,424	5.1
Purchased electricity and heat	7,955	0.1	2,174,500	14.7
Depreciation	439,378	3.7	539,326	3.7
Taxes other than income tax	450,718	3.8	422,601	2.9
Raw materials and supplies	323,704	2.8	330,790	2.2
Provision for inventory obsolescence	(35,251)	(0.3)	(24,743)	(0.2)
Dispatcher's fees	194,625	1.7	220,129	1.5
Ecology payments	66,588	0.6	66,230	0.4
Reversal/(charge) of impairment provision for accounts receivable	27,300	0.2	(22,070)	(0.1)
Consulting, legal and audit services	28,086	0.2	101,759	0.7
Transport	57,638	0.5	69,602	0.5
Leasing and rent	58,203	0.5	76,444	0.5
Insurance	28,763	0.2	29,232	0.2
Other expenses	465,061	4.0	440,564	3.0
Total	**11,723,329**	**100**	**14,753,714**	**100**

Total operating expenses increased by RUR 3,030,385 thousand, or 25.9%, to RUR 14,753,714 thousand in the six months ended 30 June 2007 from RUR 11,723,329 thousand in the six months ended 30 June 2006. The increase in operating expenses was primarily attributable to higher fuel costs (largely due to an increase in electricity output) and the costs of purchases of electricity in the new wholesale electricity sector that was established in September 2006.

Fuel

The Company's primary operating expense is represented by fuel costs. In the six months ended 30 June 2006 and 2007, fuel costs comprised 67.5% and 59.3%, respectively, of total operating expenses. The decrease in fuel expenses as a proportion of total operating expenses, and the corresponding increase in costs of purchased electricity and heat, in the first six months of 2007 was largely attributable to the Company's implementation of its market strategy to purchase electricity on the one-day-ahead market when the cost of such purchases were less than its own costs of production.

The table below shows the Company's fuel expenses by type for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change
	(amounts in RUR thousands)		(%)
Gas	5,628,494	6,536,635	16.1
Coal	1,929,512	2,139,497	10.9
Fuel Oil	332,626	49,349	(85.2)
Other	19,490	21,651	11.1
Total	**7,910,122**	**8,747,132**	**10.6**

Fuel expenses increased by RUR 837,010 thousand, or 10.6%, to RUR 8,747,132 thousand in the six months ended 30 June 2007 from RUR 7,910,122 thousand in the six months ended 30 June 2006. This increase was primarily attributable to higher fuel prices and increased consumption of fuel in the six months ended 30 June 2007 as compared with the six months ended 30 June 2006 as a result of higher production levels.

The table below shows fuel expenses for each of the Company's five branches and its corporate headquarters for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change
	(amounts in RUR thousands)		(%)
Surgutskaya GRES-1	2,994,275	3,576,378	19.4
Stavropolskaya GRES	2,234,641	2,300,021	2.9
Troitskaya GRES	1,514,962	1,647,904	8.8
Serovskaya GRES	791,345	856,731	8.3
Pskovskaya GRES	374,899	365,992	(2.4)
Corporate headquarters	—	106	—
Total	**7,910,122**	**8,747,132**	**10.6**

The discussion below provides detail of expenses for each principal type of fuel by each of the Company's five branches for the periods indicated. In addition to the principal types of fuel discussed below, the Company's branches also consume insignificant volumes of other fuels. As a result, the total fuel expenses incurred by a particular branch may exceed in certain instances the fuel expenses incurred by that branch for its principal type or types of fuel. Information on fuel oil expenses is provided for a particular branch where fuel oil represents a principal fuel type used in the production of electricity but is not presented for those branches (other than Surgutskaya GRES-1, which does not consume any fuel oil) that use fuel oil either as ignition or reserve fuel or for internal consumption.

Surgutskaya GRES-1

Fuel expenses of Surgutskaya GRES-1 increased by RUR 582,103 thousand, or 19.4%, to RUR 3,576,378 thousand in the six months ended 30 June 2007 from RUR 2,994,275 thousand in the six months ended 30 June 2006. The table below shows gas expenses, volumes of gas consumed and average gas prices for Surgutskaya GRES-1 for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change (%)
Gas *(RUR thousand)*	2,994,198	3,575,355	19.4
Gas volume *(million m^3)*	3,218.5	3,339.1	3.7
Average gas price[1] *(RUR/thousand m^3)*	930.3	1,070.8	15.1

(1) Cost of gas consumed divided by volume.

Gas expenses increased by RUR 581,157 thousand, or 19.4%, to RUR 3,575,355 thousand in the six months ended 30 June 2007 from RUR 2,994,198 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in the volume of gas consumed of 120.6 million m^3, or 3.7%, to 3,339.1 million m^3 in the six months ended 30 June 2007 from 3,218.5 million m^3 in the six months ended 30 June 2006, as well as an increase in the average price to 1,070.8 RUR/thousand m^3 in the six months ended 30 June 2007 from 930.3 RUR/thousand m^3 in the six months ended 30 June 2006.

Stavropolskaya GRES

Fuel expenses of Stavropolskaya GRES increased by RUR 65,380 thousand, or 2.9%, to RUR 2,300,021 thousand in the six months ended 30 June 2007 from RUR 2,234,641 thousand in the six months ended 30 June 2006, largely as a result of increased average gas tariffs. The table below shows fuel expenses, fuel volumes consumed and average prices by fuel type of Stavropolskaya GRES for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change (%)
Gas *(RUR thousand)*	1,970,606	2,284,001	15.9
Gas volume *(million m^3)*	1,344.1	1,325.1	(1.4)
Average gas price *(RUR/thousand m^3)*[1]	1,466.1	1,723.6	17.6
Fuel oil *(RUR thousands)*	264,035	15,540	(94.1)
Fuel oil volume *(thousand tonnes)*	66.2	2.9	(95.6)
Average fuel oil price *(RUR/tonne)*	3,988.4	5,358.6	34.4

(1) Cost of fuel consumed divided by volume.

Gas expenses increased by RUR 313,395 thousand, or 15.9%, to RUR 2,284,001 thousand in the six months ended 30 June 2007 from RUR 1,970,606 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in average gas prices to 1,723.6 RUR/thousand m^3 in the six months ended 30 June 2007 from 1,466.1 RUR/thousand m^3 in the six months ended 30 June 2006, as a result of higher tariffs set by Gazprom as well as an increase in the volume of gas purchased from independent producers and Gazprom at unregulated prices through Mezhregiongas. This increase was partly offset by a decrease in the volume of gas consumed of 19.0 million m^3, or 1.4%, to 1,325.1 million m^3 in the six months ended 30 June 2007 from 1,344.1 million m^3 in the six months ended 30 June 2006, as a result of reduced loads.

Fuel oil expenses decreased by RUR 248,495 thousand, or 94.1%, to RUR 15,540 thousand in the six months ended 30 June 2007 from RUR 264,035 thousand in the six months ended 30 June 2006. This decrease was primarily attributable to a decrease in the volume of fuel oil consumed of 63.3 thousand tonnes, or 95.6%, to 2.9 thousand tonnes in the six months ended 30 June 2007 from 66.2 thousand tonnes in the six months ended 30 June 2006, mainly as a result of the warmer temperatures in the first quarter of 2007 as compared with the first quarter of 2006 during which Stavropolskaya GRES had to use fuel oil to meet load requirements.

Troitskaya GRES

Fuel expenses of Troitskaya GRES increased by RUR 132,942 thousand, or 8.8%, to RUR 1,647,904 thousand in the six months ended 30 June 2007 from RUR 1,514,962 thousand in the six months ended 30 June 2006, largely as a result of increased coal expenses. The table below shows fuel expenses, fuel volumes consumed and average prices by fuel type of Troitskaya GRES for the periods indicated.

	Six months ended 30 June		
	2006	**2007**	**Change (%)**
Coal *(RUR thousand)*	1,427,547	1,594,700	11.7
Coal volume *(thousand tonnes)*	2,616.8	2,744.4	4.9
Average coal price *(RUR/thousand m^3)*[1]	545.5	581.1	6.5
Fuel oil *(RUR thousands)*	68,349	33,553	(50.9)
Fuel oil volume *(thousand tonnes)*	14.5	9.4	(35.2)
Average fuel oil price *(RUR/tonne)*[1]	4,713.7	3,569.5	(24.3)

(1) Cost of fuel consumed divided by volume.

Coal expenses increased by RUR 167,153 thousand, or 11.7%, to RUR 1,594,700 thousand in the six months ended 30 June 2007 from RUR 1,427,547 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in the volume of coal consumed of 127.6 thousand tonnes, or 4.9%, to 2,744.4 thousand tonnes in the six months ended 30 June 2007 from 2,616.8 million tonnes in the six months ended 30 June 2006, as well as an increase in the average price to 581.1 RUR/tonne in the six months ended 30 June 2007 from 545.5 RUR/tonne in the six months ended 30 June 2006.

Fuel oil expenses decreased by RUR 34,796 thousand, or 50.9%, to RUR 33,553 thousand in the six months ended 30 June 2007 from RUR 68,349 thousand in the six months ended 30 June 2006. This decrease was primarily attributable to a decrease in the volume of fuel oil consumed of 5.1 thousand tonnes, or 35.2%, to 9.4 thousand tonnes in the six months ended 30 June 2007 from 14.5 thousand tonnes in the six months ended 30 June 2006, mainly as a result of the warmer temperatures in the first quarter of 2007 as compared with the first quarter of 2006, which reduced Troitskaya GRES' need to supplement its coal use.

Serovskaya GRES

Fuel expenses of Serovskaya GRES increased by RUR 65,386 thousand, or 8.3%, to RUR 856,731 thousand in the six months ended 30 June 2007 from RUR 791,345 thousand in the six months ended 30 June 2006, largely as a result of increased gas and coal expenses, which more than offset declines in gas and coal consumption. The table below shows fuel expenses, fuel volumes consumed and average prices by fuel type of Serovskaya GRES for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change (%)
Gas *(RUR thousand)*	289,138	311,538	7.7
Gas volume *(million m³)*	221.0	197.8	(10.5)
Average gas price *(RUR/thousand m³)*[1]	1,308.9	1,575.0	20.3
Coal *(RUR thousands)*	501,965	544,797	8.5
Coal volume *(thousand tonnes)*	810.4	790.0	(2.5)
Average coal price *(RUR/tonne)*[1]	619.4	689.7	11.3
Fuel oil *(RUR thousands)*	242	256	5.8
Fuel oil volume *(thousand tonnes)*	0.07	0.06	(14.3)
Average fuel oil price *(RUR/tonne)*[1]	3,457.1	4,266.7	23.4

(1) Cost of fuel consumed divided by volume.

Gas expenses increased by RUR 22,400 thousand, or 7.7%, to RUR 311,538 thousand in the six months ended 30 June 2007 from RUR 289,138 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in the average price to 1,575.0 RUR/thousand m³ in the six months ended 30 June 2007 from 1,308.9 RUR/thousand m³ in the six months ended 30 June 2006, which was partially offset by a decrease in the volume of gas consumed of 23.1 million m³, or 10.5%, to 197.8 million m³ in the six months ended 30 June 2007 from 220.9 million m³ in the six months ended 30 June 2006.

Coal expenses increased by RUR 42,832 thousand, or 8.5%, to RUR 544,797 thousand in the six months ended 30 June 2007 from RUR 501,965 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in the average price to 689.7 RUR/tonne in the six months ended 30 June 2007 from 619.4 RUR/tonne in the six months ended 30 June 2006, which was partially offset by a decrease in the volume of coal consumed of 20.5 million tonnes, or 2.5%, to 789.9 million tonnes in the six months ended 30 June 2007 from 810.4 million tonnes in the six months ended 30 June 2006. The increase in coal prices for Serovskaya GRES was higher as compared with Troitskaya GRES as a result of higher railway tariffs for transportation of the coal from the mine in Kazakhstan from where both branches obtain their coal (Serovskaya GRES is located 200 kilometres further from such mine as compared with Troitskaya GRES).

Fuel oil expenses increased by RUR 14 thousand, or 5.8%, to RUR 256 thousand in the six months ended 30 June 2007 from RUR 242 thousand in the six months ended 30 June 2006. This increase was primarily attributable to an increase in average fuel oil prices in the six months ended 30 June 2007.

Pskovskaya GRES

Fuel expenses of Pskovskaya GRES decreased by RUR 8,907 thousand, or 2.4%, to RUR 365,992 thousand in the six months ended 30 June 2007 from RUR 374,899 thousand in the six months ended 30 June 2006. This decrease was primarily attributable to a decrease in the volume of gas consumed of 39.8 million m³, or 14.8%, to 229.4 million m³ in the six months ended 30 June 2007 from 269.2 million m³ in the six months ended 30 June 2006, as a result of decreased output, which was partially offset by an increase in the average price to 1,594.3 RUR/thousand m³ in the six months ended 30 June 2007 from 1,391.4 RUR/thousand m³ in the six months ended 30 June 2006. The table below shows gas expenses, volumes of gas consumed and average gas prices of Pskovskaya GRES for the periods indicated.

	Six months ended 30 June		
	2006	2007	Change (%)
Gas *(RUR thousand)*	374,552	365,741	(2.4)
Gas volume *(million m³)*	269.2	229.4	(14.8)
Average gas prices[1] *(RUR/thousand m³)*	1,391.4	1,594.3	14.6

(1) Cost of gas consumed divided by volume.

Employee benefits

Employee benefit expenses decreased by RUR 163,591 thousand, or 16.4%, to RUR 832,794 thousand in the six months ended 30 June 2007 from RUR 996,385 thousand in the six months ended 30 June 2006. The decrease resulted mainly from a gain recognised as a result of a one-time adjustment resulting from the introduction in January 2007 of a new benefits formula for its non-state pension scheme, which assumed a reduction in benefits to be paid.

Repairs and maintenance

Repairs and maintenance expenses increased by RUR 45,370 thousand, or 6.4%, to RUR 749,424 thousand in the six months ended 30 June 2007 from RUR 704,054 thousand in the six months ended 30 June 2006. The increase was largely attributable to an increase in repair work undertaken in accordance with the Company's maintenance programme.

Purchased electricity and heat

In the six months ended 30 June 2007, expenses incurred in purchases of electricity and heat increased by RUR 2,166,545 thousand, to RUR 2,174,500 thousand from RUR 7,955 thousand in the six months ended 30 June 2006. The increase was largely due to the introduction of the New Wholesale Market Rules in September 2006, as a result of which the Company was able to purchase electricity in the "one-day-ahead" spot market to fulfil its contractual obligations to supply electricity in the event that the costs of such purchases were less than its own electricity production costs or if the Company was unable to generate that electricity itself. See "Business—Sales—Electricity".

Taxes other than income taxes

Taxes other than income taxes decreased by RUR 28,117 thousand, or 6.2%, to RUR 422,601 thousand in the six months ended 30 June 2007 from RUR 450,718 thousand in the six months ended 30 June 2006. This decrease was largely attributable to a decrease in water taxes due to a reduction in water usage during the first six months of 2007.

Raw materials and supplies

Raw materials and supplies increased by RUR 7,086 thousand, or 2.2%, to RUR 330,790 thousand in the six months ended 30 June 2007 from RUR 323,704 thousand in the six months ended 30 June 2006, in line with the increased repair and maintenance expenses.

Dispatcher's fees

Dispatcher's fees increased by RUR 25,504 thousand, or 13.1%, to RUR 220,129 thousand in the six months ended 30 June 2007 from RUR 194,625 thousand in the six months ended 30 June 2006, largely as a result of an increased volume of sales.

Consulting, legal and audit services

Consulting, legal and audit services costs increased by RUR 73,673 thousand, or 262.3%, to RUR 101,759 thousand in the six months ended 30 June 2007 from RUR 28,086 thousand in the six months ended 30 June 2006. This increase was largely attributable to costs of professional services firms incurred in connection with the Offering.

Operating profit

Operating profit increased by RUR 986,286 thousand, or 494.5%, to RUR 1,185,718 thousand in the six months ended 30 June 2007 from RUR 199,432 thousand in the six months ended 30 June 2006, largely as a result of increased profitability of the operations on the unregulated market.

Finance costs

Finance costs increased by RUR 106,167 thousand, or 107.3%, to RUR 205,148 thousand in the six months ended 30 June 2007 from RUR 98,981 thousand in the six months ended 30 June 2006. This increase was largely attributable to an increase in borrowings.

Income tax charge

Income tax charge in the six months ended 30 June 2007 was RUR 301,864 thousand. Income tax charge in the six months ended 30 June 2006 was RUR 219,854 thousand. The statutory corporate tax rate in Russia in both periods was 24%.

Profit

For the reasons set forth above, profit for the six months ended 30 June 2007 was RUR 678,706 thousand, as compared to a loss of RUR 119,403 thousand for the six months ended 30 June 2006.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash provided from operating activities, debt financing, and access to capital markets.

Future requirements for the Company's business needs, including those to fund additional capital expenditures in accordance with its business strategy, are expected to be financed by a combination of cash flows generated by the Company's operating activities and cash on hand, as well as external sources of financing, including the proceeds of the Offering. However, the Company's business may not generate sufficient operating cash flow, and external source of financing may not be available in an amount sufficient to enable the Company to service or refinance its indebtedness or to fund other liquidity needs. Moreover, the Company's ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Russian and other financial markets, prevailing interest rates, the Company's credit rating and the Russian government's policies regarding rouble and foreign currency borrowings. Factors that could affect the availability of financing include the Company's performance (as measured by various factors, including cash provided from operating activities), the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate and the level of the Company's outstanding debt. See "—Liquidity and Capital Resources—Borrowings".

Capital requirements

The Company's principal financing requirements have been, and continue to be, in relation to its electricity and heat generation operations, as well as extensive modernisation and new construction programmes. The electricity and heat generation business is capital-intensive and many of the Company's facilities are old and necessarily require periodic upgrading and improvement. Historically, regulated tariffs did not include sufficient compensation for the Company's investments and financing costs. As a result, in 2005, the Company's capital expenditure was below its depreciation expense and, in 2006, nearly equal to it. The half year capital expenditures do not reflect the seasonal nature of these expenditures, which typically result in higher amounts for the second part of the year. The Company intends to continue to fund its modernisation and upgrading needs from the cash flows from its operating activities, and intends to use external sources of financing, including proceeds from the Offering to fund its new construction expenditures.

The Company expects the required investments will have a significant effect on its cash flows and future results of operations.

The table below shows total capital expenditures on property, plant and equipment by category for the periods indicated.

	Year ended 31 December		Six months ended 30 June	
	2005	2006	2006	2007
	(in RUR thousands)			
Modernisation and upgrading	655,049	808,231	165,221	311,443
New construction	15,480	40,976	6,945	55,565
Total Capital Expenditures	**670,529**	**849,207**	**172,166**	**367,008**

The Company made capital expenditures of RUR 367,008 thousand in the six months ended 30 June 2007.

In addition, the Company has developed a capital expenditure programme through 2010. The table below shows a breakdown of the Company's current estimates of capital expenditure under that programme by category for the periods indicated, together with estimates related primarily to financing costs through 2013.

	Year ended 31 December						
	2007	2008	2009	2010	2011	2012	2013
	(in RUR million)						
Modernisation and upgrading	1,127.0	2,259.0	1,600.0	1,173.0			
New Construction	15,509.3	12,849.2	22,822.6	14,794.7	7,697.4	3,484.9	578.2
Total Capital Expenditures	**16,636.3**	**15,108.2**	**24,422.6**	**15,967.7**	**7,697.4**	**3,484.9**	**578.2**

These plans are still under formulation and may be further reviewed and adapted in accordance with the Company's business strategy and actual numbers may differ, perhaps significantly from the Company's estimates. See "Business—Capital Expenditure". If the Company were to decide to implement any of these plans, the Company would be required to allocate to them significant capital resources. It is currently expected that the Company would fund its proposed investments for maintenance and modernisation primarily from cash flows from operations. The Company currently intends to fund capital expenditure on new construction from external sources of financing, including the proceeds from the Offering and additional debt. Failure to undertake planned expenditures on production facilities could adversely affect the Company's ability to maintain or increase production. See "Risk Factors—Risks Relating to the Company's Business and Industry—Operational, Business Development and Market Risks—The Company may be unable to raise additional capital".

Liquidity and working capital

Historically, the Company has relied on cash from its operating activities and external financing as its main source of liquidity. See "—Historical Cash flows" and "—Borrowings".

The Company had cash and cash equivalents of RUR 643,786 thousand at 30 June 2007. Substantially all of the Company's cash and cash equivalents are held in several major Russian banks.

The Company's liquidity and working capital requirements are subject to significant seasonal variations over the calendar year. The main factors affecting the Company's working capital include decreased cash flows resulting from the reduction of production levels during the months of April through September, higher costs in that period due to increased repair and maintenance activity and costs incurred in increasing fuel stocks in anticipation of the winter period. See "—Certain Factors Affecting the Company's Results of Operations—Seasonality". As a result of the above factors, the Company experiences higher short-term financing requirements in the period between April through September and typically requires external short-term funding during this period to fund seasonal working capital short-falls.

Other than as described above and elsewhere in this prospectus, including in respect of the Company's interest payment obligations under its non-current debt (see "—Recent Developments"), no significant change has occurred to the Company's liquidity since 30 June 2007.

Historical cash flows

The table below shows the Company's net cash flows from operating, investing and financing activities for the periods indicated.

	Year ended 31 December		Six months ended 30 June	
	2005	2006	2006	2007
	(in RUR thousands)			
Profit before income tax	1,152,588	3,389,391	100,451	980,570
Net cash provided from/(used in) operating activities	1,218,065	(1,431,437)	230,091	1,975,149
Net cash used in investing activities	(590,518)	(1,514,181)	(195,887)	(651,057)
Net cash provided from/(used in) financing activities	98,529	3,243,833	(53,537)	(1,858,876)

Cash flows generated from operating activities

Cash provided by operating activities primarily consists of the revenue generated during the period, which is offset by the operating expenses incurred by the Company and adjusted on the results of the working capital movements.

Operating cash flows net of non-cash items but before changes in working capital and income tax paid were RUR 1,520,060 thousand in the six months ended 30 June 2007, compared to RUR 680,730 thousand in the six months ended 30 June 2006. This increase was primarily attributable to increased revenues from the operating activities of the Company as a result of the factors discussed in "—Combined and Consolidated Financial Results Overview", as well as changes in non-cash items, including changes in interest expense.

The operating cash flow resulting from changes in working capital amounted to a cash inflow of RUR 455,089 thousand in the six months ended 30 June 2007, largely as a result of an increase in accounts payable and accruals, which was partially offset by an increase in accounts receivable and prepayments and inventories. As a result of the foregoing factors, the Company recorded a cash inflow from operating activities of RUR 1,975,149 thousand in the six months ended 30 June 2007.

The operating cash flow resulting from changes in working capital amounted to a cash outflow of RUR 450,639 thousand in the six months ended 30 June 2006, largely as a result of a decrease in taxes payable (other than income tax) and an increase in accounts receivables and prepayments and inventories. These movements were partially offset by an increase in amounts payable and accruals. As a result of the foregoing factors, the Company recorded a cash inflow from operating activities of RUR 230,091 thousand in the six months ended 30 June 2006.

Operating cash flows net of non-cash items (including depreciation expense and reversal of impairment of property, plant, and equipment) but before changes in working capital and income tax were RUR 414,234 thousand in 2006, compared to RUR 695,671 thousand in 2005. This decrease was primarily attributable to an increased higher gross loss from the operating activities of the Company (as a result of the factors discussed in "—Combined and Consolidated Financial Results Overview"), as well as changes in non-cash items (including changes in provision for impairment of accounts receivable and inventory obsolescence).

The operating cash flow resulting from changes in working capital amounted to a cash outflow of RUR 1,845,671 thousand in 2006, largely as a result of an increase in accounts receivable and inventories balance (due to the stock build up at Stavropolskaya GRES), combined with a decrease in taxes payable and account payable balances. As a result of the foregoing factors, the Company recorded a cash outflow from operating activities of RUR 1,431,437 thousand during 2006.

The operating cash flow resulting from changes in working capital amounted to a cash inflow of RUR 522,394 thousand in 2005, largely as a result of an increase in taxes payable (other than income tax) and accounts payable balances, as well as a decrease in inventories and other current assets accounts. These movements were partially offset by the repayment of income tax balances. As a result of the foregoing factors, the Company recorded a cash inflow from operating activities of RUR 1,218,065 thousand during 2005.

Changes in working capital items from period to period have had and will continue to have a significant effect on cash provided by operating activities, including as a result of external factors such as electricity tariffs and fuel tariffs (as well as increases in output and sales of electricity and volume of fuel consumption).

Cash flows used in investing activities

Net cash used in investing activities increased by RUR 455,170 thousand to RUR 651,057 thousand for the six months ended 30 June 2007 from RUR 195,887 thousand for the corresponding period of 2006, primarily as a result of an increase in purchases of property, plant and equipment.

Net cash used in investing activities increased by RUR 923,663 thousand to RUR 1,514,181 thousand in 2006 from RUR 590,518 thousand in 2005, primarily as a result of an increase in purchases of property, plant and equipment and intangible assets, as well as the purchase of short-term investments.

Cash flow generated from financing activities

Net cash used in financing activities increased by RUR 1,805,339 thousand to RUR 1,858,876 thousand for the six months ended 30 June 2007 from RUR 53,537 thousand for the corresponding period of 2006, primarily as a result of the repayment of current borrowings and a reduction in new current borrowings.

Net cash generated from financing activities increased by RUR 3,145,304 thousand to RUR 3,243,833 thousand in 2006 from RUR 98,529 thousand in 2005, primarily as a result of an increase in proceeds

from both non-current and current borrowings, which was partially offset by repayment of non-current and current borrowings and payment of dividends.

Borrowings

At 30 June 2007 the Company's total debt was RUR 4,191,228 thousand and comprised non-current debt of RUR 3,211,314 thousand (including a current portion of RUR 1,965,000 thousand) and current debt of RUR 907,500 (excluding current portion of non-current debt and finance lease liability). In July 2007, the Company issued RUR denominated bonds with a nominal value of RUR 5,000,000 thousand payable in July 2010 with an annual coupon rate of 7.7%, payable semi-annually. The Company repaid all its then outstanding current and non-current borrowings with the net proceeds from such bond offering.

The Company is in discussions with the EBRD for a non-current interest bearing loan in the amount of up to RUR 9 billion for the replacement of two gas-fired units at Stavropolskaya GRES. There can be no assurance, however, that any such loan will be entered into or, if it is, on what terms. The terms of any such loan are expected to include limitations on indebtedness that the Company may incur in the future and financial and other covenants. See "—Recent Developments".

On 24 September 2007 the Board of Directors approved the entry into an agreement with NOMOS Bank for NOMOS to serve as operator of the ESOP. It is expected that the arrangements with NOMOS will include a loan by NOMOS to the Company in the amount of RUR 2.65 billion, the proceeds of which will be used by the Company to purchase a promissory note from NOMOS in the amount of up to RUR 2.65 billion. The loan will become repayable on or before April 5, 2011, and will bear an interest of up to 1.1 of the refinancing rate of the Central Bank of the Russian Federation. The promissory note will bear no interest and shall become redeemable on or after 5 April 2011. NOMOS is expected to use the funds received from the Company to acquire the Shares in the Offering and/or in open market transactions to be available for the use in the ESOP.

The Company may also consider further borrowings to finance its capital expenditure programme, including borrowings on the international capital markets.

A loan will be extended by the Company in connection with stabilisation. The loan may not be repaid by Oxygen International in full if the Stabilisation Manager, on behalf of the managers, exercises the Repurchase Option. See "Stabilisation Structure".

Contractual Obligations and Commercial Commitments

The Company's contractual obligations as of 30 June 2007 were as follows:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RUR thousands)				
Operating lease obligations	42,106	8,935	3,818	3,818	25,535
Capital commitments	852,876	472,805	253,382	125,419	1,270
Total	**894,982**	**481,740**	**257,200**	**129,237**	**26,805**

Operating lease obligations

The Company leases a number of land areas owned by local governments under operating lease agreements. These land areas represent the territories on which the Company's power plants and other assets are located. See "Business—Properties".

Contractual commitments

As at 30 June 2007, the Company had total capital commitments of RUR 852,876 thousand related primarily to capital expenditure on property, plant and equipment, not including a projected investment of RUR 495,000 in order to reduce smoke levels at its power plants.

The Company sells electricity on the two wholesale markets: the free trading and regulated trading markets. The tariffs for the electricity sold/purchased in the regulated market are set by the FTS. The Company has not entered into sales agreements with duration of more than one year. The Company has a number of outstanding contracts to purchase natural gas and coal, which are supplied under annual contracts. Part of the Company's gas supplies are provided on short-term basis from a variety of suppliers. Prices under the Company's natural gas and coal contracts are generally determined by reference to base amounts adjusted to reflect provisions for changes in regulatory prices, published inflation indices and current market prices.

Off-balance Sheet Arrangements

The Company had no off-balance sheet arrangements as of 30 June 2007.

Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgments, apart from those involving estimations, in the process of applying the accounting policies. Judgments that have the most significant effect on the amounts recognised in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

Provision for impairment of accounts receivable

Provision for impairment of accounts receivable is based on the Company's assessment of whether the collectibility of specific customer accounts worsened compared to prior estimates. If there is deterioration in a major customer's creditworthiness or actual defaults are higher than the estimates, the actual results could differ from these estimates.

Provision for impairment of property, plant and equipment

At each balance sheet date the Company assesses whether there is any indication that the recoverable amount of the Company's property, plant and equipment has declined below the carrying value. The recoverable amount of property, plant and equipment is the higher of an asset's fair value less costs to sell and its value in use. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the combined and consolidated statement of income in the period in which the reduction is identified. If conditions change and management determines that the value of property, plant and equipment has increased, the impairment provision will be fully or partially reversed.

Useful lives of property, plant and equipment

The estimation of the useful lives of an item of property, plant and equipment is a matter of management judgment based upon experience with similar assets. In determining the useful life of assets, management considers the expected usage, estimated technical obsolescence, physical wear and tear and the physical environment in which the asset is operated. Changes in any of these conditions or estimates may result in adjustments for future depreciation rates.

Tax contingencies

Russian tax legislation is subject to varying interpretations and changes, which can occur frequently. Where the Company's management believes it is probable that their interpretation of the relevant legislation and the Company's tax positions cannot be sustained, an appropriate amount is accrued for in these IFRS financial statements.

Significant Accounting Policies

Property, plant and equipment

In 2005, property, plant and equipment were recognised at the carrying value determined in accordance with IFRS by the predecessor.

Property, plant and equipment are stated at depreciated cost less impairment. Deemed cost was initially determined by a third party valuation as at 31 December 1997 and restated for the impact of inflation until 31 December 2002. Adjustments are made for additions, disposals and depreciation charges. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised in prior years is reversed if there has been an increase in the estimated fair value used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. The third party valuation was performed in order to determine a basis for cost, because the historical accounting records for property, plant and equipment were not readily available, in accordance with paragraph 16 of IAS 29. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment and the Group has not adopted a policy of revaluation on subsequent measurement.

Renewals and improvements are capitalised and the assets replaced are retired. The cost of repair and maintenance are expensed as incurred. Gains and losses arising from the retirement of property, plant and equipment are included in the income statement as incurred.

Social assets are not capitalised as they are not expected to result in future economic benefits to the Group. Costs associated with fulfilling the Company's social responsibilities are expensed as incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset when it is available for use. For the property, plant and equipment which were subject to an independent valuation as at 31 December 1997, the depreciation rate applied is based on the estimated remaining useful lives as at 31 December 1997. The remaining useful lives of property, plant and equipment are reviewed annually.

Neither the Company nor its predecessors have undertaken a revaluation of the property, plant and equipment of the Company since 1997 (as adjusted for inflation up to 2002), and, thus, such fixed assets are reflected in the Financial Statements at a historical value, which might significantly differ from the value attributed to such assets should a revaluation be carried out. If the Company changes its accounting policy to fair value and undertakes a revaluation in the future, such revaluation may potentially have a significant effect on presentation of the Company's financial results in future periods, including, without limitation, the value of its property, plant and equipment, depreciation and income tax. As a result, in the event the Company elects to proceed with a revaluation of its property, plant and equipment, the financial results for future periods may not necessarily be comparable to the results and trends in the Financial Statements.

The useful lives, used for depreciation calculation up to 2005, in years, are as follows:

Type of facility	Acquired prior to 31 December 1997	Acquired subsequent to 31 December 1997
Electricity and heat generation	7-60	20-50
Other	3-40	10

In 2005 and 2006 management re-assessed remaining useful lives of property, plant and equipment and applied them to calculation of depreciation expense for 2005 and 2006 respectively:

Type of facility	Remaining useful lives re-assessed at 1 January 2005	Remaining useful lives re-assessed at 1 January 2006
Electricity and heat generation	10-66	4-66
Other	7-10	7-22

There have been no further re-assessments of remaining useful lives of property, plant and equipment after 2006 to date.

Accounts receivable and prepayments

Accounts receivable are recorded inclusive of value added taxes. Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment. Such provision for doubtful debtors is established if there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of receivables. In practice, the entity has estimated that the nominal amount of accounts receivable approximates the fair value at inception.

Differences in tariffs between the sale and purchase of electricity through FOREM (Federal Wholesale Electricity (Power) Market) resulted in unallocated balances (tariff imbalance). These imbalances and related revenues initially recognised were reversed in the Company's accounts.

The deferred value were added tax ("VAT") recognised in relation to the above tariff imbalance represented liabilities to the budget and was reflected in the balance sheet until the specified VAT tax returns were submitted to tax authorities.

As part of the state reform of the electricity sector, as at 1 September 2006 the New Wholesale Market Rules on wholesale electricity (power) market were implemented (see Note 1 to each of the Financial Statements), which eliminated the instances of tariff imbalance, as suppliers and consumers of electricity conclude bilateral contracts with agreed tariffs.

Accounts payable and accrued charges

Accounts payable are stated inclusive of value added tax. Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method. If accounts payable are restructured and the discounted present value of the cash flows under the restructured terms discounted using the original effective interest rate differs by more than ten percent from the discounted present value of the remaining cash flows of the original financial liability, then the fair value of the restructured payable is measured as the discounted present value of the cash flows under the restructured terms. In this case the amount of the discount is credited to the income statement (finance costs) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is amortised over the period of the restructuring as an interest expense.

New Accounting Developments

Certain new IFRSs became effective for the Company from 1 January 2006. Listed below are those new or amended standards or interpretations which are or in the future could be relevant to the Company's operations and the nature of their impact on the Company's accounting policies.

- IAS 39 (Amendment)—The Fair Value Option;
- IFRIC 4, Determining whether an Arrangement contains a Lease;
- IAS 39 (Amendment)—Cash Flows Hedge Accounting of Forecast Intragroup Transactions;
- IAS 39 (Amendment)—Financial Guarantee Contracts;
- IAS 21 (Amendment)—Net Investment in a Foreign Operation;
- IAS 19 (Amendment)—Employee Benefits;
- IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;
- IFRIC 6, Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment; and
- IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006).

The effect of adoption of the above new or revised standards and interpretations on the Company's financial position at 30 June 2007, 31 December 2006 and 31 December 2005 and on the results of its operations for the periods then ended was not significant.

The Company has not yet exercised the right to adopt the following new standard prior to its effective date:

- IFRS 8, Operating Segments (effective for annual periods beginning on or after 1 January 2009). The Standard applies to entities whose debt or equity instruments are traded in a public market or that file, or are in the process of filing, their financial statements with a regulatory organisation for the purpose of issuing any class of instruments in a public market. IFRS 8 requires an entity to report financial and descriptive information about its operating segments and specifies how an entity should report such information.

The effect of these changes for the Company's financial statements in the period of their initial application is not known or reasonably capable of estimation at present.

Market Risk

In the normal course of business, the Company's financial position is routinely subject to credit risk and interest rate risk. The Company has not historically entered into hedge transactions to manage such risks, nor has it held or issued derivative financial instruments for trading purposes.

Management does not believe that the Company is currently exposed to any material foreign exchange risk since all of its business activities are conducted in Russia, and, as a result, it receives all its revenues, and incurs all of its operating costs, in roubles. Moreover, substantially all of the Company's current contractual obligations and borrowings are denominated in roubles.

Credit risk

Financial assets, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Company beyond the provision for impairment of receivables already recorded.

Interest rate risk

All of the Company's non-current borrowings as at 30 June 2007 bore fixed rates of interest. See "—Liquidity and Capital Resources—Borrowings". These non-current borrowings were subsequently repaid with the net proceeds of an issue by the Company of rouble bonds which bear a fixed rate of interest (see "—Recent Developments"). As a result, the Company is not exposed to interest rate risk in respect of its borrowings except insofar as such borrowings may be subject to revaluation for the purposes of IFRS financial reporting through the application of the fair value accounting method. The Company currently intends to increase its borrowings in the future in order to provide funds for the implementation of its business strategy, including, in particular, its project to construct new generating capacity units. It is possible that such additional borrowings may bear floating rates of interest.

As at 30 June 2007, the Company did not hold any significant interest-bearing assets.

The Company does not currently use financial instruments, such as interest rate swaps or forward rate contracts, to manage interest rate exposure. The Company's income and operating cash flows are substantially independent of changes in market interest rates.

Management and Corporate Governance

Board of Directors

The Board of Directors is responsible for general management matters, with the exception of those matters designated by the Joint Stock Companies Law and the Company's charter as being the exclusive responsibility of the General Shareholders' Meeting. For a more detailed discussion of the responsibilities of the Board of Directors, see "Description of Share Capital and Certain Requirements of Russian Legislation".

The Board of Directors currently consists of 11 Directors. The Company believes that two members of the Board of Directors, Mr. Denis V. Kulikov and Mr. Alexander A. Filatov, meet the criteria of "independent directors" as provided for in the Model Code of Corporate Behaviour recommended by the FSFM, which differ in certain respects from the criteria for independent directors that are set out in the U.K. Combined Code and in other jurisdictions. The table below shows the current members of the Board of Directors. All of the Company's current Directors were elected in June 2007, and their terms expire on the date of the Company's next annual shareholders' meeting, which, in accordance with the Joint Stock Companies Law, will be held no later than 30 June 2008, unless the General Shareholders' Meeting terminates the powers of all such members of the Board of Directors prior to such date. The business address for each of the Directors is 6th Floor, Bldg. 56, Profsoyuznaya Street, Moscow 117393, Russian Federation.

Name	Year of Birth	Position
Mr. Denis V. Kulikov	1975	Director
Mr. Mikhail V. Kuzichev	1951	Director
Mr. Evgeny N. Bykhanov	1968	Director
Mr. Oleg V. Dunin	1965	Director
Mr. Mikhail E. Lisyansky	1968	Chairman of the Board of Directors
Mr. Alexander A. Filatov	1959	Director
Ms. Elena A. Medvedeva	1958	Director
Mr. Sergey B. Kosarev	1960	Director
Ms. Elena V. Evseenkova	1980	Director
Ms. Irina S. Bochka	1980	Director
Mr. Alexander S. Rosenzweig	1962	Director

Mr. Denis V. Kulikov has been a member of the Board of Directors since June 2007. Since 1999, he has been Deputy Managing Director of Investor Protection Association. Mr. Kulikov is a graduate of the Moscow State Academy of Law.

Mr. Mikhail V. Kuzichev has been a member of the Board of Directors and the General Director of the Company since March 2005. Between 1998 and 2005, Mr. Kuzichev was the Chairman of the Management Board and the General Director of OJSC Krasnoyarskenergo. From 2005 to 2006, he was a member of the board of directors of OJSC Surgutskaya GRES-1 and OJSC Troitskaya GRES. Mr. Kuzichev is a graduate of the Novosibirsk State Technical University.

Mr. Evgeny N. Bykhanov has been a member of the Board of Directors since March 2005. Since 2003 Mr. Bykhanov has been Deputy General Director of the Institute of Professional Directors Fund and he is also currently a member of the board of directors of the following companies: OJSC Kamchatskenergo, OJSC Smolenskenergo, OJSC Tambovenergo, OJSC Zeyskaya GES, OJSC Zhigulevskaya GES, OJSC Chitaenergo, OJSC Kubanenergo, OJSC Moscow Heat Distribution Company and OJSC Kaluga Energy Supply Company. Mr. Bykhanov is a graduate of the Russian Academy of State Service under the President of the Russian Federation.

Mr. Oleg V. Dunin has been a member of the Board of Directors since April 2006. Since 2004, Mr. Dunin has been Head of the Department of Maintenance of the Projects Implementation of RAO UESR. He is also the Chairman of the board of directors of OJSC Khakasenergosbyt, OJSC Smolenskaya GRES-4 and OJSC Kashirskaya GRES-4, the Deputy Chairman of OJSC Krasnoyarskenergo, OJSC Khakasenergo and OJSC Kurgan Distributing Company and a member of the board of directors of OJSC Enisey TGK (TGK-13), OJSC Surgutskaya GRES-1, OJSC Samara TGK, OJSC Samara Distributing Company, OJSC Kuzbassenergo and OJSC Severo-Osetinskaya Hydrogenerating Company. Mr. Dunin is a graduate of the Moscow Engineering Physics Institute and the Moscow State University of Economics, Statistics and Informatics.

Mr. Mikhail E. Lisiansky has been Chairman of the Board of Directors since April 2006. In 2004 to 2006 Mr Lisiansky was Director for management of service DZO in OJSC SMUEK and currently is Deputy Managing Director of the Business Unit 2 of RAO UESR. Mr. Lisiansky was a member of the board of directors of OJSC Volgaenergoproekt Samara (2005 to 2006), OJSC TGK-6 (2006 to May 2007) and the Chairman of the board of directors of OJSC Yuzhno-Kuzbasskaya GRES and OJSC Kurganenergo (2006 to July 2007). He is currently chairman of the board of directors of the following companies: OJSC SamPRP, OJSC SamESR, OJSC SarPRP, OJSC SarESR, OJSC UPRP, OJSC UESR, OJSC Orenburgenergoremont, OJSC Orenburgenergostroyremont and OJSC Engineering Centre and of LLC UK Kvarts, OJSC UEUK, LLC VUEK and OJSC Kuzbassenergo, as well as a member of the board of directors of OJSC TGK-10, OJSC OGK-1 and OJSC OGK-4. Mr. Lisiansky is a graduate of the Ufa Institute of Petroleum and the Samara State Aerospace University.

Mr. Alexander A. Filatov has been a member of the Board of Directors since June 2007. Mr. Filatov was a member of the board of directors of OJSC Stavropolskaya GRES (from 2003 to 2006), OJSC Yaroslavl Car-Repairing Plant (from 2005 to 2006) and OJSC Saransk Car-Repairing Plant (from 2006 to 2007). He has been Managing Director of NP SPD Independent Directors Association since 2002, and he is also a member of the Stock Council of CJSC SE Moscow Interbank Currency Exchange. Mr. Filatov is a graduate of the Plekhanov Moscow State Institute of National Economy.

Ms. Elena A. Medvedeva has been a member of the Board of Directors since March 2005. Ms. Medvedeva was a member of the board of directors of CJSC Yurenergo UES, OJSC NIIEE, OJSC Chuvashskaya UK (from 2004 to 2005) and OJSC SMUEK (from 2005 to 2006). She is also a member of the board of directors of OJSC Lenenergo and OJSC TGK-5, as well as Head of the Department of Normative Maintenance of the Centre of Reform Management of OJSC RAO UES Russia (since 2004). Ms. Medvedeva is a graduate of the Sergo Ordzhonikidze State Institute of Management.

Mr. Sergey B. Kosarev has been a member of the Board of Directors since March 2005. From 2000 to 2004 he was Deputy Minister. Since 2004 Mr. Kosarev has been Head of the Department for Regulation of Property Relations of Corporate Centre of RAO UESR and he is also currently a member of the board of directors of the following companies: OAO Orenburgenergo, OAO Tambov Generating Company, OAO Voronezhenergo, OAO Dagestanskaya TGK and OAO Volga Generating Company. Mr. Kosarev is a graduate of the Kostroma State Educational Institute and the International University.

Ms. Elena V. Evseenkova has been a member of the Board of Directors since June 2007. Since 2002, Ms. Evseenkova has been Deputy Head of the Department of Economic Planning and Financial Control of the Business Unit 2 of RAO UESR, and she is currently a member of the board of directors of the following companies: OJSC Orenburgskaya TGK, OJSC Omsk Energy Generating Company, OJSC Kuzbassenergo, OJSC Enisey TGK (TGK-13), OJSC TGK-6, OJSC OGK-4, OJSC Berezovskaya GRES, OJSC Khakasskaya GK, OJSC Surgutskaya GRES-1, OJSC Magadanenergoremont, OJSC Kurganenergoremont, OJSC Tumenenergosetservis, OJSC Energosetstroi-Lipetskenergo, OJSC Zapsibselenergoproekt, OJSC Geoterm, OJSC SibVTI and OJSC ENIN. Ms. Evseenkova is a graduate of the State University of Management.

Ms. Irina S. Bochka has been a member of the Board of Directors since June 2007. Since 2003, Ms. Bochka has been Head of a subdivision with the Department of Corporate Management of the Business Unit 2 of RAO UESR. She is also currently the Chairman of the board of directors of OJSC Autoenergoservice, the Deputy Chairman of the board of directors of OJSC Saratovenergo and a member of the board of directors of the following companies: OJSC Avtotransportnoe Predpriyatie, OJSC Altayenergo, OJSC Altayenergotekhremont, OJSC Enisey TGK (TGK-13), OJSC Kuzbasstekhenergo, OJSC Kuzbassenergoservice, OJSC Kuzbassenergoremont, OJSC Nizhnovelektrosetremont, OJSC Nizhegorodskaya Management Company, OJSC NSEP, OJSC Omsk Energy Generating Company, OJSC Pansionat Luchezarniy, OJSC Penzaenergoremont, OJSC PermGRESstroiremont, OJSC Rostovenergospetsremont, OJSC Smolenskaya GRES, OJSC SMU, OJSC Stavenergoremont, OJSC TGK-10, OJSC Surgutskaya GRES-2, OJSC Transservice, OJSC Tumenskaya RGK, OJSC Tumenskaya ESK, OJSC Tumenenergo, OJSC Shaturskaya GRES-5, OJSC ENTEKO and OJSC Energoremont Pskovskoy GRES. Ms. Bochka is a graduate of the Moscow Humanitarian Social Academy.

Mr. Alexander S. Rosenzweig has been a member of the Board of Directors since June 2007. From 2003 to 2004 he was Deputy General Director for reforming of housing and utilities infrastruture in OJSC Srednevolzhskaya Mezhregionalnaya Managing Company. Mr. Rosenzweig is Deputy Head of Project Centre of Presales Training and Asset Sales of RAO UESR, Chairman of the board of directors of OJSC Tumen Energy Supply Company (since June 2006) and a member of the board of directors of OJSC Volzhskaya MRK and OJSC TGK-11 (since August 2005 and July 2007, respectively). Mr. Rosenzweig is a graduate of the Samara Economic Institute.

Management Board

The Company's management board (the "Management Board") comprises its collective executive body, and each member is appointed by the Board of Directors. The Management Board is principally responsible for the day-to-day management of the Company's business. The General Director exercises executive authority over all activities, except for issues assigned to the exclusive competence of the General Shareholders' Meeting, the Board of Directors or the Management Board.

The table below shows the current members of the Management Board. The business address for each member of the Management Board is 6th Floor, Bldg. 56, Profsoyuznaya Street, Moscow 117393, Russian Federation.

Name	Year of Birth	Position
Mr. Mikhail V. Kuzichev	1951	General Director
Mr. Andrey A. Sidorov	1959	Deputy General Director of Corporate Governance
Ms. Nina L. Zapryagaeva	1966	Deputy General Director of Economics and Finance
Mr. Anatoly V. Chegodaev	1954	Deputy General Director of Operations
Mr. Dmitry A. Ilienko	1974	Deputy General Director of Energy Markets
Mr. Sergey F. Parshev	1960	Deputy General Director of Procurement
Mr. Evgeny A. Rovnykh	1976	Deputy General Director of IT

Mr. Mikhail V. Kuzichev has been a member of the Management Board since 2005. See "—Board of Directors" for a brief biography of Mr. Kuzichev.

Mr. Andrey A. Sidorov is a member of the Management Board. Since 2005, Mr. Sidorov has been Deputy General Director of Corporate Governance. From 2003 to 2005, he was Executive Manager of JSC Uliyanovskenergo and OJSC Srednevolzhskaya Interregional Management Company. Mr. Sidorov is a graduate of the Finance Academy of the Government of the Russian Federation.

Ms. Nina L. Zapryagaeva is a member of the Management Board. Since 2005, Ms. Zapryagaeva has been Deputy General Director of Economics and Finance. From 1998 to 2005, she was the Chief Accountant of OJSC Krasnoyarskenergo, and, in 2005, she was the Director of Finance of OJSC Krasnoyarskenergo. From 2005 to 2006, she was a member of the board of directors of OJSC Troitskaya GRES. Ms. Zapryagaeva is a graduate of the Moscow Technologic Institute of Light Industry, the International University and the Institute of Europe Russian Academy.

Mr. Anatoly V. Chegodaev is a member of the Management Board. Since 2005, Mr. Chegodaev has been Operational Deputy General Director. From 2003 to 2005, he was the Deputy General Director of OJSC Krasnoyarskenergo, and, from 2005 to 2006, he was a member of the board of directors of OJSC Pskovckaya GRES. Mr. Chegodaev is a graduate of the Krasnoyarsk Polytechnic Institute and the Krasnoyarsk State Technical University.

Mr. Dmitry A. Ilienko is a member of the Management Board. Since 2005, Mr. Ilienko has been Deputy General Director of Energy Markets. From 2001 to 2004, Mr. Ilienko was the Head of the Department of Regulation of the Electric-Power Industry FOREM of the Russian Federal Energy Commission, and, from 2004 to 2005, he was the Head of the Department of Regulation of the Electric Power Industry of the Russian Federal Energy Commission. Mr. Ilienko is a graduate of Sergo Ordzhonikidze State Academy of Management.

Mr. Sergey F. Parshev is a member of the Management Board. Since 2005, Mr. Parshev has been Deputy General Director of Resources and General Issues. From 2000 to 2003, he was Head of the Branch office and from 2003 to 2005, he was Personnel Director of OJSC Krasnoyarskenergo. Mr. Parshev is a graduate of the Moscow Power Engineering Institute.

Mr. Evgeny A. Rovnykh is a member of the Management Board. Since April 2005, Mr. Rovnykh has been Deputy General Director of IT. From 2002 to 2003, he was Business Director of Production at Publishing Kombinat OFSET, in 2004 he was Deputy Business Director of OJSC Proizvodstvennoe Objedinenie Krasnoyarsky Harvester Plant and, from 2004 to 2005, he was Deputy Business Director of LLC Siberian Engineering Holding. Mr. Rovnykh is a graduate of Reshetnev Siberian Aerospace Academy.

Members of the Management Board are collectively referred in this prospectus to as "Management".

General Director

The General Director is the Company's chief executive officer, who exercises authority over the Company's day-to-day activities, except for issues assigned to the exclusive competence of the General Shareholders' Meeting, the Board of Directors or the Management Board. The Board of Directors appoints the General Director. The current General Director, Mr. Kuzichev, has been the General Director since the date of incorporation of the Company and his current term of appointment expires in 2011. See "—Board of Directors" for a brief biography of Mr. Kuzichev.

Proceedings Against Directors and Management

At the date of this prospectus, no member of the Company's Board of Directors or Management for at least the previous five years:

- has had any convictions in relation to fraudulent offences;
- has held an executive function in the form of a senior manager or a member of the administrative, management or supervisory bodies, of any company at the time of or preceding any bankruptcy, receivership or liquidation; or
- has been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company.

Remuneration of Directors and Management

The aggregate amount of remuneration paid by the Company to its Directors and its Management as a group for services as Directors or Management of the Company, respectively, for the year ended 31 December 2006 was RUR 102.3 million. Remuneration to members of the Management Board comprised contractual salary and bonus (approximately 38% and 62%, respectively), and Directors were remunerated based on a fixed rate for participation in meetings of the Board of Directors. In addition, in 2006, the Company provided guarantees to third parties in respect of certain obligations of members of the Management Board. The total amount of such guaranteed obligations was RUR 70.6 million.

The Company's service contracts with its Management do not provide special benefits upon termination of employment, and the Company does not currently have service contracts with its Directors.

Interests of Directors and Management

As at the date of this prospectus, no member of the Board of Directors or Management holds any shares of the Company or any option over such shares, except as set forth below:

Name	Number of shares held
Mr. Mikhail E. Lisiansky	3,900,000
Mr. Alexander S. Rosenzweig	4,500,000

In the first half of 2007 the Board of Directors of the Company approved the establishment of the ESOP for the members of the Board of Directors, its senior management and other employees of the Company. The ESOP is limited to 2% of the Company's existing share capital with the delivery of shares after the expiration of a three-year term from the date of the relevant agreements with the ESOP's participants. The strike price is determined as the weighted average market price of the Company's shares for 365 days preceding conclusion of the relevant agreement. In order to fund the ESOP with shares, the Company's subsidiary, affiliate or other entity acting on behalf of the Company may acquire up to 2% of the Company's issued shares (including the Shares in the Offering or on the secondary market). Depending on the structure of share acquisition, the Company may be required to provide or obtain financing for such an acquisition, which may be material. On 24 September 2007 the Board of Directors approved the entry into an agreement with NOMOS Bank for NOMOS to serve as operator of the ESOP. It is expected that the arrangements with NOMOS will include a loan by NOMOS to the Company in the amount of RUR 2.65 billion, the proceeds of which will be used by the Company to purchase a promissory note from NOMOS in the amount of up to 2.65 billion. The loan shall become repayable on or before April 5, 2011, and shall bear an interest of up to 1.1 of the refinancing rate of the Central Bank of the Russian Federation. The promissory note shall bear no interest and shall become redeemable on or after April 5, 2011. NOMOS is expected to use the funds received from the Company to acquire the Shares in the Offering and/or in open market transactions to be available for the use in the ESOP.

Seven members of the Board of Directors (Mr. Oleg Dunin, Mr. Mikhail Lisiansky, Ms. Elena Evseenkova, Ms. Irina Bochka, Mr. Alexander Rosenzweig, Mr. Evgeny Bykhanov and Mr. Sergey Kosarev) are also currently members of the board of directors of other OGKs, TGKs and/or energy sales companies, which may now or in the future be competitors or customers of the Company on the Russian wholesale electricity market.

Other than these interests of Mr. Dunin, Mr. Lisiansky, Ms. Evseenkova, Ms. Bochka, Mr. Rozenzweig, Mr. Bykhanov and Mr. Kosarev, the Company believes that there are no potential conflicts of interest between any duties owed to the Company by the Directors or members of the Company's Management and their private interests and/or other duties.

Corporate Governance

Corporate governance of the Company has historically been carried out in accordance with the Joint Stock Companies Law, other regulatory acts governing operations of joint stock companies in the Russian Federation, the Company's charter and other internal documents. The Company believes that it is in compliance with the corporate governance regime of the Russian Federation, although many concepts of corporate governance that are prevalent in Western Europe and the United States are considerably less developed in Russia. For example, securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, and laws relating to anti-fraud safeguards, insider trading and fiduciary duties are rudimentary. As a result, there are fewer safeguards for minority shareholders under Russian law, regulations and practices than would be the case in Western Europe or the United States. See "Risk Factors—Risks Relating to the Company's Business and Industry—Other Risks Related to the Company's Business and Industry—The Company is controlled by RAO UESR as a majority shareholder and the interests of RAO UESR, FAMFP and the Russian government may conflict with those of other holders of the Company's shares, including the Shares and GDRs".

Corporate Governance Code

In September 2006, the Company adopted a Corporate Governance Code. The Company's Corporate Governance Code sets out principles and standards for the Company's relations with its shareholders, the composition and proceedings of the Company's Board of Directors, the role of its executive bodies, disclosure of information and the auditing of its financial performance. Key provisions of the Corporate Governance Code include the principle of equal treatment of all shareholders of the Company, the target of retaining at least three independent directors (in accordance with the criteria set out by the Joint Stock Companies Law) and the establishment of board-appointed committees, including an audit committee, strategy committee and a personnel and remuneration committee. See "—Audit committee". The Company's Corporate Governance Code also includes a commitment to transparency. The Company is currently in discussions with several candidates with experience in financial markets and the energy sector for appointment to the position of independent director. Any such appointment will be subject to the approval of RAO UESR.

The Company believes that its Corporate Governance Code will help to ensure that the Company is managed and monitored in a responsible and value-driven manner and that the rights of its shareholders and investors are protected.

Audit Committee of the Board of Directors

In November 2006, the Company formed a permanent audit committee of the Board of Directors, which is responsible for (i) analysis of the Company's financial statements and audit reports in terms of their compliance with applicable regulations; (ii) analysis of and recommendations for improving the Company's internal control systems; and (iii) recommendations to the Board of Directors regarding the approval of the annual report and annual financial statements, the conduct of the annual independent audit of the Company's financial statements and the approval of external auditor and remuneration payable to such external auditor. The audit committee is elected by the Board of Directors. It is headed by Mr. Alexander A. Filatov and also includes Mr. Denis V. Kulikov, Ms. Elena V. Evseenkova and Mr. Evgeny N. Bykhanov.

In addition to the Audit Committee, the Company maintains an audit commission in accordance with the requirements of the Joint Stock Companies Law. See "Description of Share Capital and Certain Requirements of Russian Legislation—Audit Commission".

Other Committees of the Company

The Company's personnel and remuneration committee is responsible for assisting the Board of Directors with developing all aspects of the Company's personnel policy, including remuneration and appointments. It is currently headed by Ms. Elena V. Evseenkova and also includes Mr. Yury A. Zhelyabovsky, Mr. Evgeny N. Bykhanov, Mr. Denis V. Kulikov and Mr. Alexander A. Filatov.

The Company has also established a reliability committee, a strategy committee and an appraisal committee. Each of these committees is elected by the Board of Directors and comprises Directors, members of the Management Board and/or other management personnel of the Company.

The Company's reliability committee is responsible for assisting the Board of Directors with analysis of the Company's investment programmes and repair and maintenance projects, assessment of accident-response measures and evaluation of the reliability of the Company's equipment and constructions. It is currently headed by Mr. Alexey J. Stepanov and also includes Mr. Valery V. Lushazhun, Mr. Anatoly V. Chegodaev, Mr. Dmitry V. Yurkevich, Mr. Mikhail V. Kondratyev and Mr. Mikhail J. Smirnov.

The Company's strategy committee is responsible for assisting the Board of Directors with the determination of the Company's priorities, goals and strategy, financial and investment planning, credit and dividend policies and control over implementation of the Company's plans and projects. It is currently headed by Mr. Evgeny N. Bykhanov and also includes Mr. Andrey A. Sidorov, Mr. Alexander V. Shevchuk, Mr. Yury A. Zhelyabovsky and Mr. Alexander A. Filatov.

The Company's appraisal committee is responsible for assisting the Board of Directors with the determination of property valuations and approval of the appointments of independent appraisers. It is currently headed by Mr. Konstantin A. Saurov and also includes Mr. Denis V. Kulikov, Mr. Mikhail V. Kondratjev, Mr. Igor V. Karnaukhov and Mr. Sergey V. Bashaev.

Principal Shareholders

The following table sets forth information regarding the ownership of the Company's shares, as of the date of this prospectus and as adjusted to reflect the Offering, by each person known by the Company to own legally or beneficially 5% or more of the Company's outstanding shares.

Shareholder	Shares Owned Before the Offering		Shares Owned After the Completion of the Offering	
	Number	Percent[1]	Number	Percent
RAO UESR	21,430,882,982	80.93	21,430,882,982	64.74
JSC Gazenergoprom-Invest[2]	—	—	4,000,000,000	12.08
Westmead Limited[3]	1,381,638,962	5.22	1,381,638,962	4.17

(1) Calculated as a percentage of the Company's total number of shares outstanding as at the date of this prospectus (26,480,895,818).

(2) An entity which the Company believes is an affiliate of JSC Gazprom. The Company is not aware of the number of shares, if any, directly or indirectly beneficially owned by JSC Gazprom prior to the Offering.

(3) The Company is not aware of the beneficial ownership of Westmead Limited.

RAO UESR is the Company's direct controlling shareholder. Its registered office is 101-3, Vernadskogo Prospect, Moscow, 119526, Russian Federation. The Russian Federation currently holds approximately 52.7% of the ordinary voting shares of RAO UESR, and, as a result, the Russian Federation is the ultimate controlling party of the Company. See "Transactions with Related Parties".

Restructuring of RAO UESR

RAO UESR has announced that, as part of the final phase of its reorganisation, it is proposing to spin-off its remaining subsidiaries, including OGK-2, in the third quarter of 2008. See "Industry Overview—Sector Reform". The restructuring proposals remain subject to the approval of the shareholders of RAO UESR at an extraordinary general shareholders' meeting that is scheduled for 26 October 2007.

The Company expects that the reorganisation of RAO UESR, as it relates to the Company, will be implemented by RAO UESR first contributing the shares it holds in the Company to various newly-created holding companies, comprising (i) a holding company ("OGK-2 Holdco"), which will receive a portion of RAO UESR's equity interest in the Company in an amount corresponding to the value of the equity interest that minority shareholders of RAO UESR (other than minority shareholders affiliated with Gazprom, Norilsk Nickel and SUEK) hold in the aggregate in RAO UESR; (ii) a holding company ("CenterEnergoHolding"), which will be controlled by Gazprom and will receive a portion of RAO UESR's equity interest in the Company in an amount corresponding to the value of the equity interest in RAO UESR held by Gazprom and (iii) two holding companies which will receive a portion of RAO UESR's equity interest in the Company in an amount corresponding to the value of the equity interest that affiliates of Norilsk Nickel and SUEK, respectively, hold in RAO UESR. It is expected that, in addition to shares of the Company, OGK-2 Holdco will receive other assets and assume certain liabilities from RAO UESR with an estimated value of approximately RUR 25 million and RUR 2 million, respectively. It is then planned that, immediately upon receipt by OGK-2 Holdco of the relevant number of shares of the Company and such other assets, OGK-2 Holdco will be merged into the Company by the near-simultaneous transfer by (i) OGK-2 Holdco of its shares in the Company and certain other assets held by OGK-2 Holdco to the Company and (ii) the Company to the shareholders of OGK-2 Holdco of the shares of the Company that it received from OGK-2 Holdco. The merger of the Company with OGK-2 Holdco is expected to be considered for approval by shareholders of the Company of record as of 18 September 2007 at an extraordinary general meeting to be held on 31 October 2007 in the absent voting form, and investors who acquire Shares or GDRs in the Offering will not be able to vote on whether to approve this merger. In connection with the reorganisation, the Company expects to issue in the third quarter of 2008 approximately 25 million ordinary shares for purposes of the conversion of shares of OGK-2 Holding. If such merger is approved, the Company must notify its creditors about such merger within 30 calendar days of such extraordinary general shareholders' meeting. Within 30 calendar days of such notification, the creditors of the Company may demand the early termination or performance of the Company's obligations to them, and, in addition, may demand that the Company compensate them for any damages caused by such early termination or performance. The Company does not anticipate that the existence of these creditors' rights will have a material adverse effect on its business, financial condition or results of operations.

It is also planned that, following the spin-offs by RAO UESR of its subsidiaries, RAO UESR will be merged into the FSK and will cease to exist as a separate legal entity.

The Russian Federation, which currently holds an approximately 52.7% stake in RAO UESR, is not expected to receive its pro-rata shares in the Company as part of the reorganisation. The Company understands that the board of directors of RAO UESR and Gazprom have agreed a share swap under which CenterEnergoHolding will receive an aggregate shareholding in the Company of approximately 55% (based on the Company's issued share capital prior to completion of the Offering and including those shares to which Gazprom would be entitled in any event under the reorganisation as an existing shareholder of RAO UESR) in return for Gazprom agreeing to transfer to the Russian Federation the stakes in certain other electricity assets, including shares in HydroOGK, to which it would otherwise be entitled as part of the reorganisation. Although this share swap is subject to approval by shareholders of RAO UESR, which would not be effected until the date of implementation of the reorganisation in 2008, it is likely that Gazprom would be able to exercise a significant degree of influence over the Company prior to such date as a result of its prospective entitlement to a substantial interest in the Company's shares. Moreover, it has been reported that RAO UESR is currently involved in preliminary discussions with Gazprom concerning the possibility of transferring to Gazprom certain rights attached to the shares in the Company. Although the terms and conditions of any such arrangement are still unclear, if RAO UESR does approve any such arrangement, then Gazprom will be able in effect to exercise rights of a shareholder of the Company prior to actually acquiring shares and may be able to influence the Company in a manner that might have an adverse effect on investors. The Company has been informed that Gazprom, through a special purpose vehicle, intends to acquire 4,000,000,000 Shares in the Offering with the intention of enabling it to own ultimately not less than 50% of the share capital of the Company. Gazprom further stated that it planned to manage the Company in accordance with the best Russian and international corporate governance practices and develop the Company in the interests of all shareholders. If Gazprom ultimately becomes the beneficial owner of such shares, depending on the extent of Gazprom's participation in this Offering, the extent to which it may currently have a beneficial interest in any shares of the Company or if such transfer or similar arrangement takes effect prior to the proposed asset swap date, Gazprom could soon after the Offering have the power to control the outcome of most matters to be decided by vote at a General Shareholders' Meeting and, as long as it holds the majority of the ordinary shares of the Company, will control the election of the majority of the Board of Directors. In addition, in the first quarter of 2007, it was reported that Gazprom had signed a memorandum of understanding with the major Russian coal producer, SUEK, relating to the creation of a joint venture, comprising all or some of SUEK's assets and a portion of Gazprom's electricity sector assets (which may include shares in the Company), in which Gazprom would hold a controlling stake.

If the reorganisation of RAO UESR is implemented in accordance with current proposals, RAO UESR would cease to exist and the Russian Federation would not hold a direct equity interest in the Company. Based on an assumed sale of the full 12 billion shares approved by the Company's Board of Directors for placement in the Offering (including Shares in the form of GDRs), Gazprom (through CenterEnergoHolding) would hold an interest of approximately 37.8% in the Company immediately following the reorganisation of RAO UESR, with shareholders which had formerly been shareholders of OGK-2 Holdco holding an aggregate interest of approximately 17.9%. There can be no assurance that the reorganisation of RAO UESR will be completed in accordance with current proposals, including, without limitation, the proposed share swap with CenterEnergoHolding. See "Risk Factors—Risks Relating to the Company's Business and Industry—Other Risks Related to the Company's Business and Industry—Gazprom may acquire a significant degree of control over the Company, including as a result of the restructuring of RAO UESR, and the interests of Gazprom, which is also a shareholder in competing generation companies, may conflict with those of other holders of the Company's Shares and GDRs".

The Company believes, to the extent known to it, that there are no other arrangements the operation of which may result in a change of control of the Company.

None of the Company's current shareholders has voting rights different from any other holders of the Company's shares.

Transactions with Related Parties

The following describes transactions that the Company has entered into with related parties as defined in IAS 24 "Related party disclosures". For the description of certain other transactions with related parties, see note 5 to the Audited Financial Statements and the Unaudited Interim Financial Statements included in this prospectus.

The Company's direct controlling shareholder, RAO UESR, continues to hold a controlling stake in large sectors of the Russian power generation industry, including the regional electricity sales companies which, in terms of volume of sales, comprise the Company's principal customers, as well as electricity grid and electricity distribution companies with which the Company enters into transactions in the ordinary course of business (see "Industry Overview" and "Business—Sales"). As a result, a substantial majority of the Company's revenues continue to be derived from transactions with related parties. For the years ended 31 December 2005 and 2006 and the six months ended 30 June 2007, the aggregate revenues from related party transactions comprised 87.0%, 88.7% and 74.4%, respectively, of the Company's total combined and consolidated revenues for those periods.

Moreover, RAO UESR itself is controlled by the Russian Federation, and the Company enters into numerous transactions with state-controlled entities, including affiliates of Gazprom, which supplied a significant portion of the Company's gas requirements in 2005, 2006 and the first six months of 2007 (See "Business—Fuel—Gas"). It is currently expected that Gazprom will acquire a significant stake in the Company as a result of the reorganisation of RAO UESR. See "Principal Shareholders". Additionally, the Company from time to time enters into transactions with state-controlled entities other than RAO UESR, Gazprom and their subsidiaries in the ordinary course of its business, for instance, selling to such entities heat power and/or electricity.

Sales of Electricity and Capacity

In 2005 and 2006, the Company derived revenues of RUR 16,798,898 thousand and RUR 22,333,382 thousand, respectively (RUR 11,637,503 thousand in the six months ended 30 June 2007) from sales of electricity and capacity to affiliates of RAO UESR. The majority of these sales were made at regulated tariffs (and, following the introduction of the New Wholesale Market Rules, under Regulated Contracts for a term of one year) to regional electricity sales companies, including OJSC Tyumen Energy Supply Company, OJSC Sverdlovenergosbit, OJSC Kuban Energy Supply Company, OJSC Volgogradenergosbit, OJSC Chelyabenergosbit, OJSC Pskovenergosbit, OJSC Orenburgenergosbit, OJSC Mosenergosbit and OJSC Stavropolenergosbit. In addition, on 30 November 2006, the Company concluded an unregulated bilateral contract for the supply of electricity with JSC Inter RAO UES.

Other Sales

In 2005 and 2006, the Company derived revenues of RUR 79,739 thousand and RUR 222,068 thousand, respectively (RUR 192,960 thousand in the six months ended 30 June 2007) from sales of heat, condensate, industrial water and utilities services to affiliates of RAO UESR, including, primarily, OJSC TGK 10.

Purchases of Fuel

In 2005 and 2006, the Company made purchases of fuel of, in the aggregate, RUR 3,646,336 thousand and RUR 5,942,178 thousand, respectively (RUR 3,227,639 thousand in the six months ended 30 June 2007) from state-controlled entities. The majority of such transactions comprised purchases of gas from affiliates of Gazprom, including, primarily, Stavropolregiongaz, Pskovregiongaz and Severregiongaz.

Services

The Company enters into transactions with service providers in the wholesale electricity market, such as the System Operator and the FSK, which are also subsidiaries of RAO UESR. Agreements with the System Operator and the FSK are mandatory for any wholesale generation company and, generally, for all wholesale electricity market participants. These agreements are performed at regulated prices (tariffs) that are established by the FTS or the RECs.

In addition, the Company has entered into various repair, construction, design and other service contracts with affiliates of RAO UESR in the ordinary course of business, including OJSC Sverlovskaya Energyservice Company, OJSC Energoremont Pskovskoy GRES, OJSC Engineering Centre of Energetics of the Urals, OJSC VTI and OJSC Engineering Centre UES.

Transactions with Key Management

The aggregate amount of remuneration paid by the Company to its Directors and its Management as a group for services as Directors or Management of the Company, respectively, for the year ended 31 December 2006 was RUR 102.3 million. Remuneration to members of the Management Board comprised contractual salary and bonus (approximately 38% and 62%, respectively), and Directors were remunerated based on a fixed rate for participation in meetings of the Board of Directors. In addition, in 2006, the Company provided guarantees to third parties in respect of certain obligations of members of the Management Board. The total amount of such guaranteed obligations was RUR 70.6 million.

Other

In 2006, the Company executed an agreement on joint and several liability with an affiliate of RAO UESR, JSC Tyumenenergo, from which OJSC Surgutskaya GRES-1 was spun off (see "Business—History and Development"), as well as other entities (and their legal successors) that had been spun-off from JSC Tyumenenergo. Under this agreement, the Company assumed joint and several liability for contingent liabilities of JSC Tyumenenergo relating to any claims in an amount exceeding RUR 100,000 that emerged prior to the spin-off of OJSC Surgutskaya GRES-1. A party to the agreement that faces any claim or liability which is neither allocated to such party in the separate balance sheet of JSC Tyumenergo nor appears on the introductory balance sheet of such party at the time of its registration as a separate legal entity, but which is certified by an effective court judgment, is required under the agreement to pay the full amount of such claim and is entitled to demand the other parties to the agreement to pay as contribution their respective portions of the amount paid. In the event that such a liability arises, the Company's share of such liability would be 18.7%. Management believes that the amount for which the Company could be liable is not reasonably assessable. See note 25 to the Audited Financial Statements included in this prospectus.

In 2007, the Company executed an agreement on joint and several liability with an affiliate of RAO UESR, JSC Sverdlovenergo, from which OJSC Serovskaya GRES was spun off (see "Business—History and Development"), as well as other entities (and their legal successors) that had been spun-off from JSC Sverdlovenergo. Under this agreement, which still has not entered into force pending its signing by one of the parties, the Company assumed joint and several liability for contingent liabilities of JSC Sverdlovenergo relating to any claims in an amount exceeding RUR 100,000 that emerged prior to the spin-off of OJSC Serovskaya GRES. A party to the agreement that faces any claim or liability which is neither allocated to such party in the separate balance sheet of JSC Sverdlovenergo nor appears on the introductory balance sheet of such party at the time of its registration as a separate legal entity, but which is certified by an effective court judgment, is required under the agreement to pay the full amount of such claim and is entitled to demand the other parties to the agreement to pay as contribution their respective portions of the amount paid. In the event that such a liability arises, the Company's share of such liability would be 13.4%.

Many of the transactions described above were subject to tariff regulation, particularly in relation to sales of electricity, capacity and heat, as well as purchases of gas (see "Industry Overview—Tariffs"), and, to the extent that the pricing of such transactions was not regulated, the Company believes that such transactions were concluded on terms determined by reference to market prices and terms.

In addition to the transactions described above, the Company enters into transactions in the regular course of business with parties who may be considered "interested" parties for the purposes of the Joint Stock Companies Law, which the Company believes are not material to it or the other party.

Material Contracts

The following sets out the material contracts, other than contracts in the ordinary course of business, entered into by the Company in the two years preceding the date of this prospectus.

The Stabilisation Structure

The following contracts will be entered into by the Company in connection with the stabilisation structure (see "Stabilisation Structure"):

1. The Loan Agreement

The Company will enter into a loan agreement with Oxygen International (the "Loan Agreement") in order to provide funds that will enable Oxygen International to purchase GDRs from the Stabilising Manager pursuant to the Repurchase Option Agreement. Pursuant to the Loan Agreement, the Company will agree to advance approximately 25.6 million to Oxygen International for the purpose of financing the purchase of GDRs from the Stabilising Manager pursuant to the exercise of the Repurchase Option. The loan shall be repayable, in full or in part, upon demand by the Company at any time after expiration of 30 days following the disbursement of the loan; provided, however, that during the 180 day period from the GDR Closing Date under the Underwriting Agreement, the Company shall not be entitled to demand repayment of any amounts used by Oxygen International to purchase GDRs from the Stabilising Manager pursuant to the Repurchase Option Agreement.

2. The Call Option Deed

The Company will enter into a call option agreement with Lawrie Limited (the "Seller"), a company incorporated under the laws of the British Virgin Islands (the "Call Option Deed"). The Seller is the registered owner of 50,000 shares of Oxygen International which comprises all the charter capital of Oxygen International, and will grant the Company a call option to purchase such shares in Oxygen International pursuant to the terms and conditions of the Call Option Deed. Pursuant to such Call Option Deed, the call option may be exercised at any time during the period commencing on the date of such Call Option Deed until 31 December 2017.

Regulatory Matters

Below is a summary of certain regulatory matters that are applicable to the Company's operations.

Electricity Industry Regulation

The Russian electricity market is currently in the process of restructuring and its regulation was and is subject to constant renewal and amendments. Generally, the applicable laws and regulations deal with three major issues relating to the electricity industry, which are: (i) establishing a legal framework for the electricity industry and market; (ii) electricity wholesale market regulation; and (iii) establishing tariffs. "See "Industry Overview".

As of the date of this prospectus, the main effective laws and regulations relevant to the Company and its business are as follows:

(a) Federal Law "On State Regulation of Tariffs for Electric and Thermal Power in the Russian Federation" No. 41-FZ dated 14 April 1995, as amended;

(b) Federal Law "On Energy Saving" No. 28-FZ dated 3 April 1996, as amended;

(c) Resolution No. 526;

(d) Federal Law "On the Electricity Industry" No. 35-FZ dated 26 March 2003, as amended (the "Electricity Industry Law");

(e) Federal Law "On Specific Features of Functioning of the Electricity Industry during the Transitional Period, and on the Introduction of Amendments into Certain Laws of the Russian Federation and on Abolishing Certain Laws of the Russian Federation in Connection with the Adoption of the Federal Law "On the Electricity Industry" No. 36-FZ dated 26 March 2003, as amended ("Law No. 36-FZ");

(f) Resolution of the Russian government "On Cap Limits of Tariffs for Electric and Heat Power" No. 516 dated 22 August 2003;

(g) Resolution of the Government of the Russian Federation "On Rules of the Wholesale Electricity (Capacity) Market for the Transitional Period" No. 643 dated 24 October 2003, as amended ("Resolution No. 643");

(h) Resolution of the Russian government "On Determination of Prices in Relation to Electricity and Heat Power in the Russian Federation" No. 109 dated 26 February 2004, as amended ("Resolution No. 109");

(i) Resolution No. 529; and

(j) Resolution of the Russian government "On the Introduction of Amendments to Several Acts of the Government of the Russian Federation Regarding the Determination of the Volumes of Electricity Sales at Free (Unregulated) Prices" No. 205 dated 7 April 2007 ("Resolution No. 205").

Resolution No. 526 established the principles of restructuring the Russian electricity industry and the goals of such restructuring. According to Resolution No. 526, the restructuring is designed to result in the conversion of the existing federal wholesale electricity and capacity market into a truly competitive wholesale market and the creation of regional retail electricity and capacity markets. See "Industry Overview—Sector Reform".

The Electricity Industry Law addressed the issues provided by Resolution No. 526 in more detail. However, some of its provisions, which address the results of the restructuring of the electricity industry and market, will enter into force in future, when the transitional period of the reform will be completed and the electricity market will be fully liberalised.

The Electricity Industry Law provides for the competence of the state authorities in the electricity industry and market. The Russian government is the principal body responsible for the regulation of the wholesale electricity market in Russia; its authority, among other things, includes the following:

- approval of the wholesale market rules;
- approval of rules of non-discriminatory access to the electricity transmission services, system dispatching services and wholesale market administration services;
- approval of rules of conclusion and fulfilment of public agreements in the wholesale and retail markets;

- approval of principles of pricing and rules determining the tariffs for the electricity industry and market;
- determination of the order for submitting pricing bids by participants in the wholesale market, their selection and determination of the equilibrium prices of the wholesale market; and
- determination and modification of pricing zone borders in the wholesale market.

The Russian government or the federal governmental bodies authorised by the Russian government may, among other things, take decisions on the following:

- establishment and maintenance of a system of long-term forecasting of supply and demand within the wholesale and retail markets;
- regulation of tariffs, excluding those which are under the competence of the regional authorities, including determination of cap limits for such tariffs;
- antimonopoly regulation and control;
- licensing of certain types of activities in the area of electricity industry and market; and
- approval of standards of information disclosure.

The regional authorities of the Russian Federation generally deal with the electricity retail market and heat power market, for instance, by determining tariffs for the transmission of electricity within local distribution electric grids and determining tariffs for heat power.

The Electricity Industry Law provides for specific antimonopoly regulations in relation to the wholesale and retail electricity markets. The governmental authorities supervise the activities of the market's participants in order to, among other things, prevent manipulation of prices, agreements between suppliers of the electricity regarding establishment and maintenance of unfair prices and discriminatory or unreasonable refusal in supply or rendering services within the electricity market. The participants of the wholesale and retail markets are required to submit to such supervising authorities information in accordance with the applicable standards and to provide the officers of such authorities with unlimited access to any other information about their business. In relation to the supplier of electricity which owns generation facilities accounting for 35 per cent or more of the registered power output within one pricing zone, as well as in relation to a group of suppliers which own in aggregate 35% of the generation facilities in one pricing zone (where such a group is found to be in breach of anti-monopoly regulations), the Russian government may decide the following:

(a) establishment of state regulation of prices (tariffs) for the period up to six months; and

(b) involuntary separation (in the event that one supplier owns generation facilities that account for 35% or more of the registered power output within one pricing zone).

Compliance with antimonopoly laws in Russia is monitored by the FAS. The FAS is authorised, among other things, to:

(i) initiate and examine cases regarding the violation of antimonopoly regulations;

(ii) issue statutory prescriptions to business entities in cases specified in the Competition Law regarding, for instance, (i) the termination of agreements or coordinated acts of business entities limiting competition, (ii) the promotion of competition and (iii) the termination of abuse by a business entity of its dominant position;

(iii) prosecute violations of antimonopoly regulations; and

(iv) bring court claims for violations of antimonopoly regulations, including, inter alia, for invalidation in whole or in part of any agreements that do not abide by antimonopoly regulations.

The Federal Service for Environmental, Technological and Nuclear Supervision, among other things, oversees compliance with certain mandatory industrial safety rules and environmental regulations, including safety procedures relating to installation, deployment and operation of technical devices and machinery used in the electricity and heat generation business and the procedures for maintaining production and technological processes. The Federal Service for Environmental, Technological and Nuclear Supervision also carries out the following responsibilities: (i) issues licenses for certain industrial activities and activities relating to safety and environmental protection, such as licenses for the use of explosive hazardous industrial facilities and for the disposal of dangerous waste; (ii) registers dangerous objects; and (iii) establishes limits for waste disposal. The

Federal Service for the Supervision of the Use of Natural Resources oversees compliance with certain matters of environmental regulations and also forms special committees to perform ecological assessments of project papers.

Licensing of Operations

The Company is required to obtain certain licences, authorisations and permits from Russian governmental authorities for its operations. In particular, the Company requires licences for the operation of hazardous industrial facilities. It is anticipated that the licensing regime for the operation of hazardous industrial facilities will be replaced by technical regulations issued under the Federal Law "On Technical Regulation" No. 184-FZ dated 27 December 2002, as amended (the "Technical Regulation Law"). As of the date of this prospectus, these technical regulations have not been introduced, and the operation of hazardous industrial facilities continues to be conducted on the basis of licences issued under the Federal Law "On Licensing of Certain Types of Activities" No. 128-FZ dated 8 August 2001, as amended (the "Licensing Law") and the regulations introduced thereunder (the "Licensing Regulations"). The Company does not currently hold all the licenses that it requires for its business. See "Risk Factors—Risks Relating to the Company's Business and Industry—Other Risks Related to the Company's Business and Industry—The licences and permits that the Company requires for its business may be invalidated or may not be issued or renewed, or may contain onerous terms and conditions that restrict its ability to conduct its operations or could result in substantial compliance costs or administrative penalties".

Licensing of the Operation of Hazardous Facilities

Licences for the operation of hazardous industrial facilities are issued by the Federal Service for Ecological, Technological and Nuclear Supervision. This authority also monitors compliance with legislation governing atmospherical emissions and waste management, sets limits on waste disposal and maintains a register of hazardous industrial facilities. Under the Licensing Law and the Licensing Regulations, licences are issued for a term of five years and may be extended upon the application of the licensee. The issuance of the licence is subject to completion of an industrial safety declaration and a state industrial safety review. See "—Health and Safety".

In the event that a licensee breaches the terms of its licence, the licensing authorities may seek a court order to suspend the activities of that licensee (administrative suspension of activities). Within 24 hours from the entering into force of such court order, the licensing authorities suspend the licence for the term of the relevant administrative supervision of activities. If, following a suspension of that licence, the licensee fails to cure the relevant breach within the period prescribed by the court, the licensing authorities must seek a court order to terminate that licence.

The Water Code of the Russian Federation No. 74-FZ dated 3 June 2006, which came into force on 1 January 2007 (the "Water Code"), does not require licensing of surface water use. However, previously issued licenses remain in force until their expiration. Under the Water Code, surface water use may be effected either on the basis of (i) a water use agreement concluded with state or local authorities, (ii) a decision of state or local authorities on granting rights to the use of surface water or (iii) without any such agreements or decisions, depending on the purpose of surface water use. An agreement on water use may be concluded for a period of up to 20 years.

Licensing of Underground Water Use

Users of underground water resources in the Russia require a subsoil licence issued under the Law "On Subsoil" No. 2395-1 dated 21 February 1992, as amended (the "Subsoil Law"), and the regulations adopted thereunder. Licences for use of underground water are currently issued by the Federal Agency for Subsoil Use following a decision process which involves representatives of the federal and regional subsoil authorities. Licences may be granted for a term of up to 25 years. The conditions of a subsoil licence, including its term, may only be amended by further application to the licensing authorities. The user must also enter into an agreement with the licensing authorities which sets out further terms of use of the relevant resources. In addition, the licensee is required to hold a right of use (through ownership, lease or otherwise) to the land where the licenced deposit is located.

In the event of repeated breaches by the licensee of the applicable regulations or the material terms of the licence, as well as upon the occurrence of certain emergency situations, the licensing authorities may amend, suspend or terminate the licence, and such breaches may also result in the imposition of fines.

Technical Regulation

The Technical Regulation Law introduces new rules relating to the development, enactment, application and enforcement of mandatory requirements concerning products, the manufacturing, storage, transportation, selling and utilisation of products and processes and the instruments regulating the quality of products and processes, such as technical regulations, standards and certification.

Technical regulations set forth mandatory requirements for different products and processes. In addition, detailed characteristics of different products and processes are established according to national standards and standards of organisations. Following their adoption, technical regulations and standards will replace the previously adopted state standards (the "GOSTs"). Since, however, most technical regulations have not yet been adopted, the existing federal laws and regulations, including GOSTs, establishing requirements for different products and processes shall remain mandatory to the extent they facilitate protection of heath, life, property and environment and prevent actions which may mislead consumers. Moreover, the federal standardisation authority, Roscomstandard, has declared GOSTs and interstate standards adopted before 1 July 2003 as national standards.

Compliance with the requirements of technical regulations, standards and terms of contracts is confirmed by mandatory or voluntary certification. Mandatory certification is given through either the issuance of a compliance certificate or the certification by the respective authority of a compliance declaration. Mandatory certification confirms compliance only with the requirements of a technical regulation and only when such certification is prescribed by the respective technical regulation. Such technical regulations have not been adopted yet, and currently the list of products subject to obligatory certification is established by Russian government Resolution No. 1013 dated 13 August 1997, as amended. Electricity is currently included in this list.

In contrast, a voluntary certification is carried out at the request of a particular company and is done so in order to confirm the compliance of products and processes with the requirements of different standards and terms of contracts. Voluntary certification is carried out by an authorised certifying authority, which issues a compliance certificate and grants to an applicant the right to use a compliance mark.

Environmental Regulation

The Company is subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the discharge of substances into the air and water, the management and disposal of hazardous substances and waste, the clean-up of contaminated sites and the protection of flora and fauna. Environmental protection in Russia is regulated primarily by the Federal Law "On Environmental Protection" No. 7-FZ dated 10 January 2002, as amended (the "Environmental Protection Law"), as well as by a number of other federal and local legal acts. The Russian government, the Ministry of Natural Resources, the Federal Service for Supervision of Use of Natural Resources, the Federal Service for Ecological, Technological and Nuclear Supervision, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency on Subsoil Use, the Federal Agency on Forestry and the Federal Agency on Water Resources (along with their regional branches), as well as other state authorities and public and non-governmental organisations, are responsible for the monitoring, implementation and enforcement of relevant environmental laws and regulations.

Pay-to-pollute

The Environmental Protection Law establishes a "pay-to-pollute" regime administered by federal and local authorities. Additional payment obligations may arise under the Water Code, the Federal Law "On the Wastes of Production and Consumption" No. 89 F-Z dated 24 June 1998, as amended, and the Federal Law "On Atmospheric Air Protection" No. 96-FZ dated 4 May 1999, as amended.

The Russian government, the Ministry of Natural Resources and the Federal Service for Ecological, Technological and Nuclear Supervision have established standards which govern the permissible impact of industrial and other business activities on the environment. They have also determined limits for emissions and disposal of hazardous substances, waste disposal and soil and subsoil contamination. Companies must develop their own pollution standards on the basis of these statutory standards, as modified to take into account the type and scale of the environmental impact of their operations. These standards must then be submitted for approval by the Federal Service for Ecological, Technological and Nuclear Supervision, which, in the event that those standards do not comply with the relevant regulations, may itself determine the applicable limit for pollution and require the company to prepare and submit a programme for the reduction of emissions or disposals to the prescribed limit. The emission reduction programme is generally required to be implemented within a specified period. If, by the end of that period, the company still exceeds the prescribed limit, a new emission reduction programme must be submitted for approval.

Payments are assessed on a sliding scale, ranging from pollution within the standards (the lowest fees) through pollution within individually approved limits (higher fees) to pollution in excess of those limits (the highest fees). For 2006 total ecological payments amounted to RUR 175,540 thousand. Payments must be made on a quarterly basis, and any failure to make such payments when due may lead to an administrative fine of up to RUR 100,000. These payments do not relieve the relevant company from its responsibility to implement environmental protection measures and undertake restoration and clean-up activities. In 2006, the Company's Troitskaya GRES branch exceeded its pre-agreed limits due to a substantial increase in electricity output, and, as a result, it was required to make additional environmental payments. See "Business—Environment".

Ecological Approval

Any activities that may affect the environment are subject to state ecological approval by federal authorities in accordance with the Federal Law "On Ecological Expert Review" No. 174-FZ dated 23 November 1995, as amended. Construction of generating facilities requires such approval. Conducting operations that may cause damage to the environment without state ecological approval may result in the suspension or termination of such operations or in administrative, civil or criminal liability. Furthermore, failure to conduct environmental assessments where required or subsequent non-compliance with the environmental expertise report may result in administrative fines in an amount up to RUR 100,000, in addition to other forms of liability. See "—Environmental Liability".

Ecological Impact Assessment

A company intending to conduct activities that may have an adverse impact on the environment must perform an ecological impact assessment of those activities in accordance with the Environmental Protection Law and certain ancillary regulations. The authorities are also required to assess those activities to develop a programme to ensure compliance with applicable environmental legislation. A failure to obtain the required assessments or any subsequent non-compliance with the prescribed programme may result in administrative fines of up to RUR 100,000, as well as certain other liabilities. See "—Environmental Liability".

Environmental liability

If the operations of a company breach environmental requirements or cause harm to the environment or any individual or legal entity, a court action may be brought to limit or prohibit those operations and require the company to remedy the effects of the breach. The statute of limitations for such actions is 20 years. Any company and/or the employees of such company that fail to comply with environmental regulations may be subject to administrative and/or civil liability, including fines and clean-up orders, and individuals may also incur criminal liability in such circumstances. The Company has, in the past, been subject to fines in relation to breaches of environmental regulations. Although no court actions or fines have had, individually or in aggregate, a material adverse effect on the Company or its business and results of operations, there can be no assurance that any such court actions or fines will not have a material effect on the Company in the future.

Environmental protection programmes

The Company has been developing and implementing environmental protection programmes in order to minimise the environmental impact of its operations. These programmes have included the introduction of new industrial technologies, the repair and reconstruction of industrial water supply systems, and the recycling of water.

Regulation of Real Estate

At the present time, most land in Russia is owned by the Russian Federation or the Russian regions and municipalities, and only a small proportion of land is in private ownership. A relatively higher proportion of buildings and similar real estate is privately owned due to less restrictive regulatory regime which applies to such assets.

Land Use Rights

Russian legislation prohibits the performance of any commercial activity on a land plot without appropriate land use rights.

Under the Land Code of the Russian Federation of 25 October 2001, as amended (the "Land Code"), companies generally have one of the following rights to the use of land in the Russian Federation: (1) ownership; (2) right of free use for a fixed term; (3) lease; or (4) rights of perpetual use. A majority of land plots in the Russian Federation are owned by federal, regional or municipal authorities, which, through public auctions or tenders or through private negotiations, can sell, lease or grant other use rights to the land to third parties. Companies that obtained the right to perpetually use a given plot of land prior to the enactment of the Land Code are required, by 1 January 2008, either to purchase the land from, or to enter into a lease agreement with, the relevant federal, regional or municipal authority owning the land.

Details of land plots, including their measurements and boundaries, are recorded in a unified register, or cadastre. As a general rule, a state cadastre number must be obtained for a land plot as a condition to selling, leasing or otherwise transferring interests in that plot. As described below, a separate register is maintained for the registration of all real estate and transactions relating to that real estate.

All land is categorised as having a particular designated purpose, for example, agricultural land, land for use by industrial enterprises, power companies and communication companies, land for military purposes, forestry land and reserved land (i.e. land which is owned by the state or municipality but which may be used only upon transfer to any other category). Land may only be used in accordance with the purpose designated by the relevant category.

Under the Land Code, land plots owned by the state or municipalities may generally be sold or leased to Russian and foreign individuals or legal entities. However, certain land plots owned by the state may not be sold or leased to the private sector and are referred to as being "withdrawn from commerce" (for example, natural reserves and land used for military purposes). Other land plots may be subject to ownership restrictions which stipulate that such plots may be held by the private sector only under a lease (for example, land reserved for cultural heritage).

Under Russian law, it is possible that the ownership rights to a building and the land plot on which it is constructed may not be held by the same person or entity. In such circumstances, the owner of that building, as a general rule, has the right of use over the relevant portion of that plot of land, unless otherwise determined by law, contract or the regulatory decision which determined the allocation of that plot of land. Moreover, an owner of a building or plot of land may request that the owner of an adjoining plot of land grant limited rights of use of that adjoining plot of land in favour of that first owner. In addition, federal, regional or municipal authorities may exercise similar rights in the interests of the state, municipality or local population.

State Registration of Real Estate and Transactions Involving Registered Real Estate

The Federal Registration Service maintains the Unified State Register of Rights to Immovable Property and Transactions Therewith (the "Register of Rights"). Under the Federal Law "On State Registration of Rights to Immovable Property and Transactions Therewith" No. 122-FZ dated 21 July 1997, as amended, registration with the Register of Rights is, among other things, required for: (i) buildings, facilities, land plots and other real estate; and (ii) specified transactions involving such registered real estate, including the establishment of trust management (*doveritelnoye upravleniye*), sales, mortgages, as well as leases for a term of not less than one year. Registration is effected in the Russian region where the property is located, and rights to the relevant real estate are acquired only upon such state registration. A failure to register a transaction which requires state registration generally results in the transaction being rendered null and void.

Regulation of the Sale and Lease of Real Estate

The Civil Code requires that agreements for the sale or lease of buildings expressly set out the price of such sale or lease. In relation to leases, both the rights granted by the lease and the lease agreement (other than lease agreements for a term of less than one year) require registration. In relation to sales, only the transfer of ownership effected by the relevant sale (but not the sale agreement itself) requires registration, although agreements for the sale of residential buildings require registration.

The Company generally leases its plots of land or occupies them under a right of perpetual use. A lessee generally has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any lease agreement for a period of one year or more concerning a plot of land must be registered with the relevant state authorities.

Health and Safety

The Company's operations are subject to various Russian health and safety regulations.

The principal law regulating industrial safety is the Federal Law "On Industrial Safety of Dangerous Industrial Facilities" No. 116-FZ dated 21 July 1997, as amended (the "Safety Law"). The Safety Law applies, in particular, to industrial facilities and sites where certain activities are conducted, including sites at which lifting machines are used. The Safety Law also contains a comprehensive list of sites and facilities where dangerous substances are used.

Maintenance of Industrial Safety

Companies that operate industrial facilities and sites of the type specified in the Safety Law have a wide range of obligations under both that law and the Labour Code of the Russian Federation dated 30 December 2001, as amended (the "Labour Code"). In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and maintain insurance for third-party liability for injuries caused in the course of operating industrial sites. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or, in certain circumstances, create their own wrecking services, conduct personnel training programmes, develop and maintain systems to cope with accidents and inform the Federal Service for Ecological, Technological and Nuclear Supervision of any such accidents.

Industrial Safety Review

The authorities are required to conduct an industrial safety review of any construction, reconstruction, liquidation or other activities conducted at regulated industrial sites. Any deviation from the relevant project documentation during the process of construction, reconstruction or liquidation of industrial sites is prohibited unless it has been reviewed by a licenced expert and approved by the Federal Service for Ecological, Technological and Nuclear Supervision.

Declarations of Industrial Safety

In certain cases, companies operating industrial sites must also prepare a declaration of industrial safety which summarises both the risks associated with operating a particular industrial site and the measures that the company is implementing in order to mitigate such risks and ensure compliance with applicable industrial safety requirements. This declaration must be made by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein.

State Control over Industrial Safety

The Federal Service for Ecological, Technological and Nuclear Supervision has broad authority in the area of industrial safety. Industrial accidents may be investigated by a special commission led by a representative of the Federal Service for Ecological, Technological and Nuclear Supervision. The company operating the hazardous industrial facility where the accident took place bears all the costs of such investigation. Officials of the Federal Service for Ecological, Technological and Nuclear Supervision have the right to access industrial sites and may inspect documents to ensure the company's compliance with safety rules. The Federal Service for Ecological, Technological and Nuclear Supervision may suspend or terminate operations or impose administrative liability.

Liability

Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that has an adverse impact on the health of an individual may also be required to compensate that individual for lost earnings, as well as health-related damages.

Employment and Labour

Labour matters in Russia are primarily governed by the Labour Code, which regulates the establishment and termination of labour relations and the rights and duties of employees and employers.

Employment contracts

As a general rule, employment contracts are concluded for an indefinite term. However, Russian labour legislation permits employment contracts to be entered into for a fixed term of up to five years provided that certain legal criteria for entering into fixed-term agreements are satisfied.

Employment may be terminated by the agreement of the employer and employee, upon the expiration of the relevant employment contract or on the basis of other grounds established by law. In addition, an employee has the right to terminate an employment contract on giving a minimum of two weeks' notice. An employer may terminate an employment contract only on the grounds specified by the Labour Code, including absenteeism, breach of industrial safety rules and certain other serious breaches of employment duties.

Employees' Rights

The Labour Code provides an employee with certain minimum rights, which may be extended by an employment contract, including the right to a working environment which complies with health and safety requirements and the right to receive a salary on a timely basis and participate in the management of the organisation.

In addition, an employee is entitled to certain protections in specified circumstances. For example, an employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation, including a severance payment and, depending on the circumstances, salary payments for a certain period of time.

The Labour Code also provides protections for specified categories of employees. For example, except under a limited number of circumstances, an employer cannot dismiss minors, expectant mothers, mothers with a child under the age of three, single mothers with a child under the age of 14 or other persons caring for a child under the age of 14 without a mother.

Any termination by an employer that is inconsistent with the Labour Code may be invalidated by a court, and the employee may be reinstated and compensated. Lawsuits resulting in the reinstatement of illegally dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent, and Russian courts tend to support employees' rights in most cases. Where an employee is reinstated by a court, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and reinstatement, as well as for emotional distress.

Work Time

The Labour Code generally sets the regular working week at 40 hours. As a general rule, any time worked beyond 40 hours per week, as well as work on public holidays and weekends, must be compensated at a higher rate. Annual paid vacation leave under the law is generally 28 calendar days. The retirement age in the Russian Federation is generally 60 years for males and 55 years for females.

Salary

The minimum salary in Russia, as established by federal law, is calculated on a monthly basis and is RUB 2,300 (approximately U.S.$89.08) as of the date of this prospectus. Although the law requires that the minimum wage be at or above the minimum subsistence level, the current minimum wage is generally considered to be less than such minimum level of subsistence.

Strikes

The Labour Code defines a strike as the temporary and voluntary refusal of workers to fulfil their work duties (wholly or partly) with the intention of settling a collective labour dispute. Russian legislation contains several requirements for legal strikes. An employer may not use an employee's participation in a legal strike as grounds for terminating that employee's employment contract, although employers are generally not required to pay wages to striking employees for the duration of the strike. Participation in an illegal strike may be adequate grounds for termination of an employment contract.

Trade Unions

Trade unions in Russia still retain significant influence over employees and may affect the operations of large industrial companies in Russia. The activities of trade unions are generally governed by the Labour Code and the Federal Law "On Trade Unions, Their Rights and Guaranties of Their Activity" No. 10-FZ dated 12 January 1996, as amended (the "Trade Union Law").

The Trade Union Law defines a trade union as a voluntary union of individuals with common industrial and professional interests that is incorporated for the purposes of representing and protecting the social and labour rights and interests of its members. National trade union associations, which coordinate activities of trade unions throughout Russia, are also permitted.

As part of their activities, trade unions may:

- represent their members and guarantee their individual rights;
- represent and guarantee the collective rights of employees;
- negotiate and conclude collective contracts and agreements on behalf of employees;
- participate in the settlement of individual and collective labour disputes;
- request information relating to social and labour issues from employers, their unions and state and municipal authorities;
- monitor compliance by employers and offices with labour legislation;
- participate in the formation of state programmes for employee rights and environmental protection;
- participate in strikes; and
- monitor redundancy of employees and seek action by municipal authorities to delay or suspend mass layoffs.

Russian laws require that companies cooperate with trade unions and do not interfere with their activities.

Trade unions and their officers enjoy certain guarantees. If a trade union discovers a breach of labour laws, it may notify the employer with a request that the breach be remedied and, if there is an immediate threat to the health of employees, work be suspended. The trade union may also apply to state authorities and labour inspectors and prosecutors to ensure that an employer does not violate Russian labour laws. Trade unions may also initiate collective labour disputes, which may lead to strikes.

To initiate a collective labour dispute, trade unions must present their demands to the employer. The employer is then obliged to consider the demands and notify the trade union of its decision. If the dispute remains unresolved, a reconciliation commission attempts to end the dispute. If this proves unsuccessful, collective labour disputes are generally referred to mediation or labour arbitration.

Although the Trade Union Law provides that those who violate the legal rights granted to trade unions and their officers may be subject to disciplinary, administrative or criminal liability, no specific sanctions for these violations are set forth in Russian legislation.

Description of Share Capital and Certain Requirements of Russian Legislation

The description below describes the Company's registered ordinary shares, the material provisions of the charter in effect as of the date of this prospectus and certain requirements of Russian legislation applicable to the Company and its shares.

GDR holders will be able to exercise their rights with respect to the shares underlying the GDRs only in accordance with the provisions of the Deposit Agreements and the relevant requirements of Russian law. See "Description of the Global Depositary Receipts" for more information.

Purpose

Article 3 of the charter provides that the Company's primary purpose is to earn profit by conducting entrepreneur activity.

Description of Share Capital

General

Pursuant to its charter, the Company has the right to issue registered ordinary shares, preferred shares and other securities provided for by the securities legislation of the Russian Federation. Under Russian legislation, charter capital refers to the aggregate par value of the issued and outstanding shares.

From the date of the Company's incorporation on 9 March 2005 until June 2006, the Company's share capital consisted of 10,769,803,935 issued ordinary shares with a par value of 1 rouble each, all of which were fully paid, issued and outstanding. In June 2006, the Company issued an additional 14,547,265,563 ordinary shares with a par value of 1 rouble each to the existing shareholders of OJSC Pskovskaya GRES, OJSC Stavropolskaya GRES, OJSC Surgutskaya GRES-1 and OJSC Serovskaya GRES in consideration for shares of those companies, and, as a result, its share capital increased to 25,317,069,498 issued ordinary shares with a par value of 1 rouble each. The Company's share capital increased to 26,480,895,818 ordinary shares with a par value of 1 rouble each in October 2006 following the issue of an additional 1,163,826,320 ordinary shares as part of a reorganisation in which OJSC Surgutskaya GRES-1, OJSC Stavropolskaya GRES, OJSC Troitskaya GRES, OJSC Serovskaya GRES and OJSC Pskovskaya GRES became operating branches of the Company through the conversion of their respective shares into shares of the Company. See "Business—History and Development".

In May 2007, the Company decreased its share capital through the conversion of its ordinary shares with a par value of 1 rouble each into shares of the same category (type) with a par value of 0.3627 roubles each, and, as a result of that conversion, the Company's share capital currently consists of 26,480,895,818 ordinary shares, each with a par value of 0.3627 roubles, all of which are fully paid, issued and outstanding. In addition, the Company is authorised by its charter to issue an additional 12,000,000,000 ordinary shares with a par value of 0.3627 roubles in accordance with the legislation of the Russian Federation. The issuance of the Shares, including Shares in the form of GDRs, being offered pursuant to the Offering was authorised by a resolution of the Board of Directors of 29 June 2007. Following the Offering, the Company's share capital will consist of 32,705,502,290 ordinary shares (excluding any shares issued to existing shareholders in connection with the exercise of their statutory pre-emption rights). If all shareholders who exercised their pre-emption rights pay for their respective shares on a timely basis, the Company's share capital will consist of 33,104,672,074 ordinary shares. No preferred shares are authorised or outstanding, and preferred shares may only be issued if amendments have been made to the charter pursuant to a resolution of the general shareholders' meeting.

The Company is an open joint stock company with more than 1,000 holders of voting shares for purposes of certain provisions of the Joint Stock Companies Law described below.

Rights attaching to ordinary shares

As required by the Joint Stock Companies Law, all of the Company's ordinary shares have the same par value and grant identical rights to their holders. Fully paid ordinary shares, except for treasury shares, give their holder the right to:

- transfer the Company's shares without the consent of other shareholders of the Company;
- receive dividends;
- participate in general shareholders' meetings and vote on all matters within the competence of general shareholders' meeting, including through a representative acting on the basis of a power of attorney;
- request the repurchase by the Company of all or some of the Company's voting shares owned by such shareholder, if such shareholder voted against, or did not participate in the voting on the decision approving:
    - reorganisation of the Company;

- conclusion of a major transaction involving assets in excess of 50% of the balance sheet value of the Company's assets; or
- amendment to the charter limiting shareholders' rights;
- upon liquidation of the Company, receive a proportionate amount of the Company's property after fulfilment by the Company of its obligations;
- have access to documents of the Company, except (other than for shareholders holding not less than 25% of voting shares) for accounting documents and minutes of the management board;
- exercise pre-emptive rights that arise upon the issuance of new shares and securities convertible into shares, on a pro rata basis to their existing holdings of shares of such type, when such shares or securities are placed through an open subscription; and
- exercise other rights of a shareholder provided by the charter, Russian legislation and duly approved decisions of general shareholders' meetings.

In addition, shareholders holding, individually or with other holders, not less than 1% of the voting shares may obtain a list of persons entitled to participate in the general shareholders' meeting. Shareholders holding, individually or with other holders, not less than 2% of the voting shares may, within the term specified by the Joint Stock Companies Law and the charter, propose matters for the agenda of the annual shareholders' meeting and nominate candidates to the board of directors, the management board, the role of general director and the audit commission. Pursuant to the Joint Stock Companies Law, shareholders holding, individually or with other holders, 10% or more of voting shares, may request that the Board of Directors convene an extraordinary general shareholders' meeting or an unscheduled audit by the audit commission.

Shareholders holding, individually or with other holders, not less than 1% of outstanding ordinary shares may bring a claim against a member of the Board of Directors, a member of the management board, the general director, managing company or a sole manager, if any, for their actions or omissions in exercising their corporate duties that resulted in losses incurred by the Company where liability for such losses is prescribed by law. In addition, the Joint Stock Companies Law provides for the right of any shareholder to file a claim against a member of the Board of Directors, a member of the management board, the general director, managing company or a sole manager, if any, for damages sustained by such shareholder as a result of a violation by such person of the provisions relating to the protection of minority shareholders in the context of squeeze-out procedures.

Share Acquisition above Certain Thresholds and Anti-Takeover Protection

A person intending to acquire more than 30% of the voting shares (taking into account those it already holds together with its affiliates) has the right to make a public offer to other shareholders of the company (a voluntary offer). Within 35 days after acquisition by any means of more than 30%, 50% or 75% of such shares, the acquirer must make a public offer to purchase the remaining shares from the shareholders (a mandatory offer).

The acquirer's payment obligations arising from both voluntary and mandatory offers must be secured in each case by an irrevocable bank guarantee valid for at least six months after the expiration date of the relevant acceptance period.

At any time after the company receives a voluntary or a mandatory offer and until 25 days prior to the expiration of the relevant acceptance period, any person has the right to make a competing offer (that satisfies the requirements for voluntary or mandatory offers, as the case may be) to purchase that number of shares at a price that is not less than the price offered in the relevant voluntary or mandatory offer. Any shareholder may revoke its previous acceptance of that offer and accept the competing offer. A copy of the competing offer must be sent to the person who made the respective voluntary or mandatory offer so that such person has the opportunity to amend its offer by increasing the purchase price and/or shortening the settlement period.

In addition, from the date upon which a voluntary or mandatory offer has been made until 20 days after the expiration of the period for acceptance of such voluntary or mandatory offer, decisions on share capital increases through an additional share issuance, approval of interested party and certain other transactions and issues may only be made by a meeting of the Company's shareholders.

If, as a result of either a voluntary or the mandatory offer, the acquirer purchases more than 95 per cent of the voting shares, it will have an obligation to:

- notify all the other shareholders (within 35 days after acquisition of shares above such threshold) of their right to sell their shares and other securities convertible into shares; and

- purchase their shares and/or convertible securities upon request of each such minority shareholder.

In addition, as an alternative to giving such notice, the acquirer has the right to deliver a mandatory buy-out request, requiring the minority shareholders to sell their shares.

Any such buy-out offer or request must be secured by an irrevocable bank guarantee. If the company is publicly traded, prior notice of the offers must be filed with the FSFM; otherwise, such offers must be filed with the FSFM no later than the date of the offer. The FSFM may require revisions to be made to the terms of the offer (including the price) in order to bring them into compliance with the applicable rules.

Pre-emptive rights

The Joint Stock Companies Law and the charter provide existing shareholders with a pre-emptive right to purchase shares or securities convertible into shares during an open subscription (i.e. an offering to an unlimited number of acquirers) in an amount proportionate to their existing holding of shares of the same class (type).

In addition, the Joint Stock Companies Law provides shareholders with a pre-emptive right to purchase shares or securities convertible into shares during a closed subscription (i.e. an offering to a limited number of acquirers) if the shareholders voted against or did not participate in the voting on the decision approving such subscription. This pre-emptive right does not apply to a closed subscription made available only to existing shareholders, provided that, in such circumstances, each such shareholder may acquire shares or securities convertible into shares in an amount proportionate to their existing holdings of such securities. Generally a company must provide its shareholders with written notice of the proposed sale of shares at least 45 days prior to the offering, during which time shareholders may exercise their pre-emptive rights (the Company's charter provides for such notification to be made by publication in the newspaper "Russian gazeta"). If the price of offered shares or securities convertible into shares is determined after the expiration of the pre-emptive rights, the Company must provide shareholders with a written notice of the proposed sale of shares which are subject to pre-emptive rights at least 20 days prior to the offering, during which time shareholders may exercise their pre-emptive rights (the Company's charter provides for such notification to be made by publication in the newspaper "Russian gazeta").

Dividends

The Joint Stock Companies Law, the charter and the Company's dividend policy set forth the procedure for determining the dividends that the Company distributes to its shareholders. The Company may declare dividends based on its first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders' meeting by a majority vote of the board of directors, and approved by a majority vote at that shareholders' meeting. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective period; a decision on annual dividends must be taken at the annual general shareholders' meeting. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of the Company's shares, determined as of the record date for the shareholders' meeting approving the dividends, within 60 days of the date of the shareholder resolution to approve the dividends. Dividends not claimed within three years of the date of payment lapse and accrue to the Company. See "—General Meetings of Shareholders—Notice and Participation". Dividends are not accrued on treasury shares, as defined under Russian law.

The Joint Stock Companies Law allows dividends to be paid only out of net profits calculated under Russian accounting standards. A decision to pay dividends can be taken as long as the following conditions have been met:

- the Company's share capital has been paid in full;
- the value of the Company's net assets, calculated in accordance with Russian accounting standards, is not less, and would not, as a result of the proposed dividend payment, become less, than the sum of the Company's share capital, the Company's reserve fund and the difference between the liquidation value and the par value of the Company's issued and outstanding preferred shares;
- the Company has repurchased all shares from shareholders having the right to demand repurchase;
- the Company is not, and would not become as the result of the proposed dividend payment, insolvent; and
- other requirements of Russian Legislation have been met, and Russian legislation imposes no further restrictions on the declaration and payment of dividends.

Furthermore, a company may not pay declared dividends under the Joint Stock Companies Law in the event that either of the following events have occurred and are continuing:

- the Company is insolvent on the scheduled date of payment of such dividends or could become insolvent as a result of such payment; or
- the value of the Company's net assets, calculated in accordance with Russian accounting standards, is less, and would, as a result of the proposed dividend payment, become less, than the sum of the Company's share capital, the Company's reserve fund and the difference between the liquidation value and the par value of the Company's issued and outstanding preferred shares; and
- in other cases provided by law.

According to the Company's charter, dividends, if declared, are payable to the Company's shareholders within the period determined by the shareholders' meeting, which may not exceed 60 days of the declaration.

Distributions to shareholders on liquidation

Under Russian law, the liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint Stock Companies Law allows a company to be liquidated by a three-quarters majority vote of a shareholders' meeting or by a court order.

Following a decision to liquidate the company, the right to manage the company's affairs would pass to the liquidation commission which, in the case of voluntary liquidation, is appointed by a shareholders' meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but which may not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code gives creditors the following order of priority during liquidation:

- individuals owed compensation for injuries or deaths, or moral damages;
- claims of employees and copyright claims;
- federal and local governmental authorities claiming taxes and similar payments for their budgets and non-budgetary funds; and
- other creditors in accordance with Russian legislation.

Claims of creditors in respect of obligations secured by a pledge of the company's property are satisfied from the sale proceeds of the pledged property prior to claims of any other creditors, save for the creditors ranking first and second in the order of priority, where the claims of such creditors arose before the relevant pledge had been granted. Any residual claims of secured creditors that remain unsatisfied after the sale of the pledged property rank pari passu with claims of creditors ranking fourth in order of priority.

The remaining assets of a company are distributed among shareholders in the following order of priority:

- payments to repurchase shares from shareholders which had requested the repurchase of their shares in accordance with the Joint Stock Companies Law;
- payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares, if any; and
- distribution of the remaining assets of a company between the holders of ordinary and preferred shares on a *pro rata* basis.

The Federal Law "On Insolvency (Bankruptcy)" No. 127-F2 dated 26 October 2002, as amended (the "Bankruptcy Law") provides for a somewhat different order of priority of creditors' claims in the event of insolvent liquidation:

- claims of individuals owed compensation for injuries or deaths, or moral damages;
- claims of employees and copyright claims; and
- claims of other creditors.

Claims of creditors in respect of obligations secured by a pledge of the company's property are satisfied from the sale proceeds of the pledged property prior to claims of any other creditors, save for the creditors

ranking first and second in the order of priority where the claims of such creditors had arisen before the relevant pledge had been granted. Any residual claims of secured creditors that remain unsatisfied after the sale of the pledged property rank *pari passu* with claims of creditors ranking third in the order of priority.

In addition, the Bankruptcy Law provides for certain payments to be settled from the bankrupt estate in a different order of priority from that order set out above. These payments include various expenses incurred in the course of insolvency proceedings, creditors' claims which arose after the acceptance by the arbitration court of the petition for the debtor to be declared bankrupt and before the debtor was declared bankrupt, and creditors' claims in respect of monetary obligations which arose during the receivership.

Liability of shareholders

The Civil Code and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investment. However, there are two exceptions to this rule. Firstly, the shareholders or other persons that have the right to issue binding instructions to a company or otherwise determine its actions may be held secondary liable for the company's obligations in the event of the company's bankruptcy, to the extent that such bankruptcy is caused by their actions or omission. In order to impose secondary liability on such shareholders or other controlling persons, it is necessary to prove that they performed their actions or omission knowingly and were aware that such actions or omission could result in the company's bankruptcy. The second exception applies to companies that are able to determine the decisions of another company, based on their prevailing ownership of equity of the target company, a contract or otherwise. The person or entity capable of determining such decisions is deemed an "effective parent". The entity whose decisions are capable of being so determined is deemed an "effective subsidiary". The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out these decisions if:

- this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the effective parent and the effective subsidiary; and
- the effective parent gives binding instructions to the effective subsidiary.

Accordingly, a shareholder of an effective parent is not itself liable for the debts of the effective parent's effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. In addition, a holder of the Company's shares will not be personally liable for the debts of the Company or its effective subsidiaries unless that holder controls the Company's business.

Share capital increase

The Company may increase its charter capital by issuing new shares, or increasing the par value of already issued shares.

According to the Joint Stock Companies Law and the charter, a decision to increase the share capital by increasing the par value of issued shares requires a majority vote of a general shareholders' meeting, which decision can be taken only upon the proposal of the board of directors. A decision on issuance of shares or securities convertible into shares via a closed subscription, or an issuance via an open subscription of ordinary shares or securities convertible into ordinary shares constituting more than 25% of the number of issued ordinary shares, requires a three-quarters majority vote by a general shareholders' meeting, which decision can be taken only upon the proposal of the board of directors. In all other circumstances, as provided in the charter, a decision to increase the share capital by issuance of additional shares requires a majority vote of a general shareholders' meeting. In addition, the issuance of shares above the number of authorised shares provided in the charter requires an amendment to the charter. An amendment to the charter requires a three-quarters majority vote of a general shareholders' meeting.

The Joint Stock Companies Law requires the placement price of newly issued shares offered through subscription to be determined by the board of directors on the basis of their market value. The placement price for existing shareholders exercising a pre-emptive right to purchase additional shares may not be more than 10% lower than the price paid by third parties. Fees of an intermediary participating in the placement of shares through subscription cannot exceed 10 per cent of the share placement price. The board of directors may elect to involve an independent appraiser to set the placement price of the shares. There is a specific requirement for determining the placement price of securities which are traded on stock exchanges and the price of which is publicly available, and, in such circumstances, the board of directors must take into account such prices. In

relation to any in-kind contributions for new shares, the board of directors must value that contribution based on market value, and, in order to determine such market value, an independent appraiser must be retained. In such circumstances, the value set by the board of directors may not in any event exceed the value determined by the independent appraiser.

Russian securities regulations set out detailed procedures for the issuance and registration of additional shares of a joint stock company. These procedures require:

- adoption of a decision on increase of share capital by placement of additional shares;
- adoption of a decision on share issuance;
- prior registration of a share issuance with FSFM;
- placement of the shares;
- registration of the report or filing of the notification on the results of the share issuance/submission of notification on the results of the share issuance; and
- public disclosure of information at the relevant stages of the issuance.

Share capital decrease; share buy-backs

The Company has the right, and under certain circumstances, is statutorily required, to decrease its share capital. The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is RUR 100,000 (approximately U.S.$3,750) for an open joint stock company. The Company may decrease its charter capital through a reduction of the number of its shares, including by repurchase and cancellation, or through a reduction in the par value of the shares. Pursuant to the Joint Stock Companies Law, a decision on a decrease of charter capital through a reduction in the par value of the shares requires a three-quarters majority vote of a shareholders' meeting upon the proposal by the board of directors; in all other cases, a decision on a decrease of charter capital may be taken by a majority of votes of shareholders. Additionally, within 30 days of a decision to reduce its charter capital, the Company must publish this decision and issue written notice of such decision to its creditors. The Company's creditors would then have the right to demand, within 30 days of publication or receipt of that notice, an accelerated performance or termination of all the Company's obligations owed to them, as well as compensation for damages, if any.

The Joint Stock Companies Law allows a joint stock company to decrease its share capital only if the following conditions have been met:

- the company's share capital has been paid in full;
- the company has repurchased all shares from shareholders who have exercised their right to demand repurchase of their shares;
- the company is not insolvent on the date of adoption of the decision to decrease the share capital and would not become insolvent as a result of the proposed decrease of share capital;
- the value of the company's net assets on the date of adoption of the decision to decrease the share capital is not less (and would not become less as a result of the proposed decrease of share capital) than the sum of its share capital, the reserve fund and the difference between the liquidation value and par value of the company's issued and outstanding preferred shares;
- declared dividends have been paid in full; and
- other specified requirements of Russian legislation.

The Joint Stock Companies Law and the charter allow the Company's shareholders to authorise the repurchase, for the purpose of a decrease of charter capital, of up to 10% of the Company's shares in exchange for cash, property or property rights.

The Joint Stock Companies Law allows a joint stock company to repurchase its shares only if at the time of repurchase:

- the company's charter capital has been paid in full;
- the company is not, and would not become as a result of the repurchase, insolvent; and
- the value of the company's net assets is not less (and would not become less as a result of the proposed repurchase) than the sum of its charter capital, the reserve fund and the excess of the liquidation value over par value of the company's issued and outstanding preferred shares.

Russian law provides that a joint stock company's shareholders may demand the repurchase by the company of all or some of their shares if the shareholder demanding such repurchase voted against, or did not participate in the voting on, the decision approving any of the following actions:

- reorganisation of the company;
- conclusion of a major transaction involving assets in excess of 50% of the balance sheet value of the assets of the company; or
- the amendment of the charter or approval of a new version of the charter in a manner that limits shareholders' rights.

Pursuant to the Joint Stock Companies Law, shareholders demanding repurchase of their shares are not entitled to dispose of, or encumber, their shares from the moment of receipt by the company of the respective shareholder's demand until the earlier of registration with the shareholders' register of such transfer of shares to the company or revocation by that shareholder of its demand. The board of directors must approve the report on the results of repurchase of the shares within 50 days of the relevant decision of the general shareholders' meeting, on the basis of which the relevant changes must be reflected in the shareholders' register. A company may not repurchase shares in such circumstances in an amount which exceeds 10% of the company's net assets calculated according to Russian accounting standards as of the date of the general shareholders' meeting which approved one of the decisions described above. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of the company's net assets, the company will repurchase shares from each such shareholder on a *pro rata* basis.

Registration and Transfer of Shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. In relation to a joint stock company with more than 50 shareholders, the register of shareholders must be maintained by a specialised registrar. Ownership of a joint stock company's registered ordinary shares is evidenced solely by entries made in such register. Any of the Company's shareholders may obtain an extract from the Company's register certifying the number of shares that such shareholder holds. the Company's shareholder register is maintained by OJSC Central Moscow Depositary, whose registered office is located at Building B, Orlikov Pereulok, Moscow 107078, Russian Federation.

A shareholder may conclude an agreement with a licenced depositary, under which a depositary will be responsible for keeping records of transfers of rights over the deposited shares. Under Russian legislation, the conclusion of a depositary agreement does not entail transfer of the right of ownership over the deposited shares to a depositary, and a depositary may not carry out any operations with the deposited shares except under instruction of the shareholder. When shares are deposited with a depositary, they are registered on a special "depo" account, and a depositary registers in the shareholders register as a nominee shareholder.

A purchase, sale or other transfer of shares is effected through registration in the shareholder register (or the registration with a depositary if shares are held by such depositary). The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to effect such registration.

Reserve and Other Funds

Russian legislation requires each joint stock company to establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and repurchase the company's shares in the event that other funds are not available. According to the Joint Stock Companies Law and the charter, the Company's reserve fund is established in an amount equal to 5% of its charter capital, and the Company is required to make annual allocations to its reserve fund in an amount of 5% of its net profits until the required amount of the reserve fund is reached.

Disclosure of Information

Russian securities regulations require the Company to make the following public disclosures and filings on a periodical basis:

- filing quarterly reports with the FSFM containing information about the Company, its shareholders, the structure of the Company's management bodies, the members of the board of directors, the Company's branches and representative offices, the Company's shares, bank accounts and auditors, important developments during the reporting quarter, and other information about the Company's financial and business activity;

- filing with the FSFM and publishing in newswire as well as on the Company's website any information concerning material facts and changes in the financial condition or business activities of the Company, including among other things:
  - any reorganisation of the Company and its subsidiaries or dependent companies;
  - certain changes in the composition of the Company's assets;
  - certain facts related to share issuances;
  - decisions of the general shareholders' meetings;
  - inclusion in the Company's shareholders register of a shareholder that has acquired 5% or more of the Company's issued ordinary shares and any circumstance which resulted in the number of the Company's issued ordinary shares held by such shareholder moving above or below a 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% threshold;
  - information on any of the following documents received by the Company: a voluntary offer (including any competing offer); a mandatory offer (including any competing offer); a notice of the right of shareholders to sell their shares to the person that has acquired more than 95% of the ordinary shares; or a request that minority shareholders sell their shares to the person that has acquired more than 95% of the ordinary shares; and
  - other material facts.
- disclosing information at various stages of shares issuance through publication of certain data as required by the securities regulations;
- disclosing the Company's annual report and annual financial statements prepared in accordance with Russian accounting standards;
- filing with the FSFM on a quarterly basis a list of the Company's affiliated persons and disclosing the same on a website of the Company, on the same basis; and
- other information as required by applicable Russian securities legislation.

Corporate Governance

The Company's shares have been listed on the RTS and MICEX since July 2006, and, as a result, the Company is required to comply with a number of corporate governance requirements. Such requirements include, among others, the:

- retention of at least one independent director on the board of directors at all times;
- establishment of an audit committee of the board of directors composed of non-executive directors only and chaired by an independent non-executive director;
- adoption of a regulation on insider trading;
- establishment of internal control procedures; and
- adoption of a provision in the charter and internal regulations requiring the Company's general director, members of the board of directors, the management board and its officers to disclose information concerning their ownership, sale and purchase of securities issued by the Company.

General Meetings of Shareholders

Procedure

The powers of the general shareholders' meeting are set forth in the Joint Stock Companies Law and in the charter. A general shareholders' meeting may not decide issues that do not fall within its competence established by the Joint Stock Companies Law and by the charter in accordance with the Joint Stock Companies Law. According to the charter, the general shareholders' meeting has the exclusive power to take decisions, *inter alia*, on the following issues:

- amendments to the charter or approval of a new version thereof;
- reorganisation of the Company;
- liquidation of the Company, appointment of a liquidation commission and approval of interim and final liquidation balance sheets;

- election and the early termination of the board of directors;
- determination of the quantity, par value and categories (types) of authorised shares and the rights attaching to these shares;
- decrease of the Company's charter capital by way of reduction in the total number of the Company's shares;
- decrease of the Company's charter capital by way of reducing the par value of shares;
- increase of the Company's charter capital by way of increasing the par value of shares;
- increase of the Company's charter capital by way of an additional share offering;
- offering of securities convertible into shares;
- election of the members of the Company's audit commission and early termination of their powers;
- approval of the Company's external auditor;
- effecting payment (declaring) dividends based on first quarter, half-year, and nine-months results of the financial year;
- approval of the Company's annual reports and annual financial statements, including profit and loss reports (profit and loss statements) of the Company, and the distribution of profits, including the payment (declaration) of dividends, with the exception of profits distributed as dividends based on first quarter, half-year, and nine-months results of the financial year, and losses of the Company based on the results of the financial year;
- setting the procedure for conducting general shareholders' meetings;
- splitting and consolidation of shares;
- approval of interested party transactions as established by law;
- approval of major transactions in cases as established by law;
- purchase of placed shares by the Company as established by law;
- decisions on participation in financial and industrial groups, associations and other business groups;
- adoption of the Company's by-laws (internal regulations) governing the activities of bodies within the Company;
- payment of compensation and disbursements to the members of the board of directors;
- payment of compensation and disbursements to members of the audit commission;
- transfer of powers of the sole executive body of the Company to a management company (manager) and the early termination of its powers; and
- decisions on other matters in cases provided for in the Joint Stock Companies Law.

Under the Joint Stock Companies Law, certain shareholders' resolutions may provide that they remain valid for a specific period of time with respect to a company's reorganisation or spin-off, an increase or decrease of share capital or a splitting or consolidation of shares (the "Validity Period"). However, in the event such shareholders' resolutions are not acted upon within the Validity Period and/or the effective Validity Period for such resolutions has expired, such resolutions become null and void, and, subject to provisions of the Joint Stock Companies Law, are no longer enforceable.

Voting at a general shareholders' meeting is generally based on the principle of one vote per one ordinary share, with the exception of the election of the board of directors, which is done through cumulative voting. See "—Board of Directors". Decisions are generally passed by a majority vote of the holders of voting stock present at a shareholders' meeting. However, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders' meeting to approve the following:

- amendments to the Company's charter or approval of a new version thereof;
- reorganisation, liquidation, appointment of a liquidation commission and approval of interim and final liquidation balance sheets;
- major transactions involving assets in excess of 50% of the balance sheet value of the assets of the Company;

- determination of the number, par value and type of authorised shares and the rights granted by such shares;
- repurchase by the Company of its issued shares in cases stipulated by the Joint Stock Companies Law;
- any issuance of shares or securities convertible into ordinary shares by closed subscription;
- issuance by open subscription of ordinary shares or securities convertible into ordinary shares, in each case, constituting more than 25% of the number of issued and outstanding ordinary shares;
- decrease of the charter capital by reducing par value of the shares; and
- other matters in cases provided for in the Joint Stock Companies Law.

The quorum requirement for the Company's general shareholders' meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders' meeting with the same agenda may (or, in the case of an annual meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual shareholders' meeting must be convened by the board of directors not earlier than two months and not later than six months after the end of the financial year, and the agenda must include the following items:

- election of members of the board of directors;
- election of the members of the audit commission;
- approval of the company's annual reports and annual financial statements, including profit and loss reports (profit and loss statements) of the company, and the distribution of profits, including the payment (declaration) of dividends, with the exception of profits distributed as dividends based on first quarter, half-year, and nine-months results of the financial year, and losses of the company based on the results of the financial year;
- approval of distribution of losses and profits, including approval of annual dividends, if any; and
- approval of an auditor.

Extraordinary general shareholders' meetings may be called by the board of directors on its own initiative, or at the request of the audit commission, external auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

A general shareholders' meeting may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general shareholders' meeting through the attendance of the shareholders or their authorised representatives for the purpose of discussing and voting on issues on the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of shareholders' opinions on issues on the agenda by means of a written poll.

The following issues cannot be decided by a general shareholders' meeting by absentee ballot:

- election of the members of the board of directors;
- election of the members of the audit commission;
- approval of the company's external auditor; and
- approval of the annual report and annual financial statements, and any distributions of losses and profits, including approval of annual dividends, if any, except for dividends based on first quarter, half-year, and nine-months results of the financial year.

Notice and participation

The Company's shares are listed for trading on the RTS and MICEX and, as a result, the Company is subject to certain shareholder notification requirements. All shareholders entitled to participate in a general shareholders' meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, not less than 30 days prior to the date of the meeting, and such notification must specify the agenda for the meeting. However, in relation to an extraordinary general shareholders' meeting to elect the board

of directors or a general shareholders' meeting to approve any reorganisation in the form of merger, spin-off or demerger and to elect the board of directors of the Company established as a result of any reorganisation in the form of merger, spin-off or demerger, shareholders must be notified at least 70 days prior to the date of the meeting. Only those items that were set out in the agenda may be voted upon at a general shareholders' meeting.

The list of persons entitled to participate in a general shareholders' meeting is compiled on the basis of data in the company's shareholders register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary general shareholders' meeting to elect the board of directors, not more than 85 days before the date of the meeting). In the event of a general shareholders' meeting where ballot papers are circulated prior to the general shareholders' meeting, the date for compiling the list of shareholders entitled to participate in the general shareholders' meeting shall be set not less than 35 days prior to the general shareholders' meeting.

The right to participate in a general shareholders' meetings may be exercised by a shareholder as follows:

- by personally participating in the discussion of agenda items and voting thereon;
- by sending an authorised representative to participate in the discussion of agenda items and to vote thereon;
- by absentee ballot; or
- by delegating the right to fill out the absentee ballot to an authorised representative.

RAO UESR

RAO UESR's representatives at General Shareholders' Meetings and meetings of the Board of Directors of the Company vote on principal items of the agenda on the basis of RAO UESR instructions as adopted by the RAO UESR's board of directors. As RAO UESR's controlling shareholder is the Russian Federation, the principal items of the agenda of the RAO UESR board of directors' meetings must be also agreed in advance with the FAMFP. RAO UESR is included in the list of special state-owned companies that the FAMFP is required to manage in cooperation with the Russian government. Although there is no strict legal requirement that the FAMFP agree with the RAO UESR voting instructions to its representatives at the general shareholders' meetings and board of directors' meetings of the Company, should such agreement not be obtained, RAO UESR representatives are unlikely to vote upon the aforementioned instructions. In such a case, RAO UESR representatives would be unlikely to vote for the relevant items of the agenda of the general shareholders' meetings and board of directors' meetings of the Company. Accordingly, any prospective principal decision of the board of directors or the general shareholders' meeting of the Company must in practice generally be agreed in advance with RAO UESR and approved by the FAMFP and the Russian government.

Board of Directors

The Board of Directors is responsible for general management matters, with the exception of those matters that are designated by law and the charter as being the exclusive responsibility of the general shareholders' meeting. See "—General Meetings of Shareholders—RAO UESR" for a description of RAO UESR's influence on meetings of the Board of Directors.

The Joint Stock Companies Law provides that a joint stock company's entire board of directors must be elected at each annual general shareholders' meeting and that the board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to the company's board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders' meeting. If the company's shareholders sought to dismiss one of the company's directors, shareholders would be required to dismiss the entire board of directors and then re-appoint at a general meeting those directors whom they wished to retain.

The Joint Stock Companies Law requires all joint stock companies with 50 or more shareholders to maintain a board of directors with at least five members. In relation to larger companies, the Joint Stock Companies Law requires a joint stock company with more than 1,000 holders of voting shares to maintain a board of directors with not less than 7 members and a joint stock company with more than 10,000 holders of voting shares to

maintain a board of directors with not less than 9 members. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. Currently, the Company's Board of Directors consists of 11 members. See "Management and Corporate Governance—Board of Directors".

Pursuant to the Joint Stock Companies Law and the charter, the Company's Board of Directors has the power to decide, among other things, the following issues:

- determination of the Company's business priorities;
- convening annual and extraordinary general shareholders' meetings, except for certain circumstances specified in the Joint Stock Companies Law;
- approval of the agenda of the shareholders' meeting and determination of the record date for shareholders entitled to participate in a shareholders' meeting;
- placement of the Company's bonds and other securities as provided for by the Joint Stock Companies Law;
- appointment of the general director, determination of the number of persons in the Company's management board and appointment of members of the Company's management board as proposed by the general director, and early termination of their powers;
- determination of the price of property and of the Company's securities to be placed or repurchased, as provided for by the Joint Stock Companies Law;
- repurchase of the Company's shares, bonds and other securities in certain cases provided for by the Joint Stock Companies Law;
- recommendations in respect of the amount of dividends on the shares and procedure of payment thereof;
- approval of major and interested party transactions in the cases provided for by the Joint Stock Companies Law;
- approval of decisions on share issuances and of the prospectus relating to such share issuances, as well as of reports on the results of such share issuances;
- use of the Company's reserve fund and other funds;
- approval of the Company's internal documents, except for those documents, approval of which falls within the competence of shareholders or executive bodies of the Company;
- creation of branches and representative offices;
- participation of the Company in other organisations;
- approval of the Company's share registrar; and
- other issues, as provided for by the Joint Stock Companies Law and the charter.

Matters which are within the competence of the board of directors shall not be transferred for consideration to the executive bodies of the Company.

The Joint Stock Companies Law generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described herein. In the absence of the requisite number of directors for actions requiring a unanimous vote or majority vote of disinterested and independent directors, some of these actions may be submitted to a general shareholders' meeting for approval. A board meeting is considered duly assembled and legally competent to act when a majority of the number of directors provided for in the company's charter are present.

Management Board

The management board is the Company's collective executive body responsible for its day-to-day management. The activities of the management board are governed by the Joint Stock Companies Law, the charter and internal regulations approved in accordance therewith. The regulation of the management board provides that the Board of Directors elects the members of the management board at the proposal of the general

director and determines the number of the members thereof. Under the Joint Stock Companies Law, no more than 25% of members of the Board of Directors are allowed to be members of the management board. The responsibilities of the management board include, among other things:

- preparation and submission for consideration by the board of directors of long range plans for the achievement of the Company's business strategies;
- preparation of annual (quarterly) business plan and reports on the fulfillment thereof, as well as endorsement (adjustment) of the Company's cash flow (budget) in the event that the board of directors of the Company has not endorsed the Company's cash flow (budget);
- preparation of a report on the Company's financial and business operations and on the Management Board's fulfillment of the resolutions of the general shareholders' meeting and decisions adopted by the board of directors;
- approval of transactions relating to assets, work and/or services valued at between 1 and 10 percent of the net asset value of the Company as determined on the date of the decision to approve the transaction;
- approval of programs and measures to improve the skills of Company personnel;
- establishment of social benefits and guarantees for Company personnel;
- adoption of decisions on matters falling within the competence of the supreme governing bodies of companies owning 100 (one hundred) percent of their charter capital (equity) or all of their voting shares;
- consideration of the reports of deputies of the Company's general director and heads of Company divisions on fulfilment of approved plans, programs and instructions, as well as consideration of reports, documents and other information on the activities of the Company and its subsidiaries and dependent companies;
- other executive matters relating to the day-to-day operations of the Company pursuant to decisions adopted by the General Shareholders' Meeting and the board of directors of the Company, as well as matters tabled by the Company's general director for consideration by the Management Board.

The charter requires that decisions of the management board require a majority vote of members who are present, provided that a majority of elected members are present at the meeting. If the number of the members of the management board does not constitute the required quorum, the board of directors is obliged to elect a new management board.

General Director

The Company's general director is the Company's chief executive officer and is in charge of the Company's day-to-day activities. The activities of the general director are governed by the Joint Stock Companies Law, the charter and internal regulations approved in accordance therewith. The general director exercises executive authority over all activities of the company, except for issues assigned to the exclusive competence of the general shareholders' meeting, the board of directors and the management board. Under the charter, the board of directors elects the general director and may at any time resolve to terminate its powers. The general director chairs the meetings of the management board. The general director acts on behalf of the company without any power of attorney, signs agreements, opens the company's accounts with banks and carries out other functions in the course of the company's day-to-day activities.

Audit Commission

The audit commission, whose activities are governed by the Joint Stock Companies Law, the charter and internal regulations approved thereunder, oversees and coordinates audits of the Company's financial and economic activity. The principal duties of the audit commission are to ensure that the Company's activities comply with applicable legislation and do not infringe shareholders' rights, and that the Company's accounting and reporting do not contain any material misstatements. The general shareholders meeting elects its members for the term until the next annual general shareholders' meeting. Pursuant to the Joint Stock Companies Law, the audit commission must comprise at least three members, and members of a company's management bodies may not be appointed to the audit commission.

The Company's audit commission currently consists of five members:

Name	Year of Birth	Position
Mr. Roman A. Mitrofanenkov	1976	Head of the Internal Audit and Financial Control Department
Ms. Ekaterina A. Bazhenova	1978	Member of audit commission
Ms. Ludmila R. Matyunina	1950	Member of audit commission
Ms. Elena E. Smirnova	1976	Member of audit commission
Mr. Maxim M. Saukh	1979	Member of audit commission

Interested Party Transactions

Under the Joint Stock Companies Law, certain transactions defined as "interested party transactions" require approval by disinterested directors, disinterested independent directors or disinterested shareholders of the company. "Interested party transactions" include transactions involving a member of the board of directors, person acting as a sole executive body, management company or manager, member of the management board, any shareholder that owns, together with any affiliates, at least 20% of the company's issued voting shares or any person who gives binding instructions to the company, if that person, or that person's spouse, parents, children, adoptive parents or children, siblings and/or any of their respective affiliates, is:

- a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;
- the owner, individually or collectively, of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;
- a member of any management body of a company or a member of any management body of the managing organisation of the company that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or
- in other cases provided by the charter.

The Joint Stock Companies Law requires that an "interested party transaction" by a company with more than 1,000 holders of voting shares be approved by a majority vote of the independent directors of the company who are not interested in the transaction. An "independent director" is a person who is not, and within the year preceding the decision was not, the general director, a member of any executive body or an affiliate of the company. Additionally, such person's spouse, parents, children, adoptive parents or children, siblings may not occupy positions in the executive bodies of the company. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

Approval by a majority of shareholders who are not interested in the transaction is required if:

- the value of such transaction or a number of inter-related transactions is 2% or more of the balance sheet value of the company's assets determined under Russian accounting standards;
- the transaction or a number of inter-related transactions involves placement through subscription or secondary market sale of shares in an amount exceeding 2% of the aggregate of the company's issued ordinary shares and ordinary shares into which issued convertible securities may be converted;
- the transaction or a number of inter-related transactions involves placement through subscription of issued securities convertible into shares that may be converted into ordinary shares constituting more than 2% of the aggregate of the company's issued ordinary shares and ordinary shares into which issued convertible securities may be converted;
- the number of directors who are not interested in the transaction is not sufficient to constitute a quorum for approval of a transaction by the board of directors; or
- all the members of the board of directors of the company are interested parties, or none of them is an independent director.

Approval by a majority of shareholders who are not interested in the transaction may not be required for an interested party transaction if such transaction is substantially similar to transactions concluded by the company

and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction. This exemption shall apply only to the interested party transactions concluded within the period beginning when such party is recognised as an interested party until the next annual general shareholders' meeting.

The approval of interested party transactions is not required in the following instances:

- the company has only one shareholder that simultaneously performs the functions of the sole executive body of the company;
- all shareholders of the company are deemed interested in such transactions;
- the transactions arise from the shareholders executing their pre-emptive rights to purchase the company's newly issued shares or securities convertible into shares;
- the company is repurchasing its issued shares;
- the company is merging with or into another company; or
- the company is required by the federal legislation and/or other normative acts of the Russian Federation to enter into the transaction, and settlements under such transactions are made pursuant to fixed tariffs and prices established by appropriate state authorities.

Any interested party transaction must be approved prior to its execution. Upon a claim by a company or any of its shareholders, a court may invalidate any interested party transaction entered into in breach of the requirements established by the Joint Stock Companies Law.

Major Transactions

The Joint Stock Companies Law defines a "major transaction" as a transaction, or a series of transactions, involving the acquisition or disposal, or a possibility of disposal, of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards, with the exception of transactions completed in the ordinary course of business or transactions involving placement through subscription or secondary market sale of ordinary shares or placement of securities convertible into ordinary shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, in the event such approval is not obtained by the board, a simple majority vote of a general shareholders' meeting in the event that the board of directors decides to transfer this issue to the general shareholders' meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of shareholders in general meeting.

Any major transaction entered into in breach of the requirements established by the Joint Stock Companies Law may be invalidated by a court pursuant to a claim made by a company or any of its shareholders.

Approval of Antimonopoly Authorities

Certain acquisitions of shares in a joint stock company must be notified to, or submitted for prior approval by, the FAS in accordance with the Federal Law "On Protection of Competition" No. 135-F2 dated 26 July 2006 (the "Competition Law"), which came into effect as of 26 October 2006.

Under the Competition Law, an investor or "a group of persons" (entities and/or individuals) should obtain FAS clearance, in particular:

- for the initial acquisition of more than 25% of the voting shares in a joint stock company, or 33.3% of the participation interest in a limited liability company, provided that the acquirer did not previously own any shares (or participation interest) in such company or had less than the above threshold before the acquisition;
- for the subsequent acquisition of voting shares in a joint stock company or participation interest in a limited liability company such that after the mentioned acquisition the level of the acquirer's holding of the company's shares (or participation interest) passes the threshold of 50% or 75% of the voting shares in a joint stock company or 50% or 66.6% of the participation interest in a limited liability company;
- for the acquisition of fixed and/or intangible assets if the book value of such assets exceeds 20% of the fixed and intangible assets of the seller (transferor);

- for the acquisition of rights to control the business decisions or performance of chief executive officer functions of another entity;
- for the merger of commercial companies (non-financial); or
- for the merger of financial companies including banks.

In relation to mergers, prior FAS clearance is required for non-financial companies if:

- either the aggregate value of assets under the latest financial statements of the acquirer and the target and the companies of their respective groups exceeds RUR 3 billion, and the aggregate value of assets of the target and the companies of its group exceeds RUR 150 million; or
- the aggregate value of revenues of the acquirer and the target and the companies of their respective groups in the last calendar year exceeds RUR 6 billion, and the aggregate value of assets under the latest financial statements of the target and the companies of its group exceeds RUR 150 million; or
- one of the entities mentioned above is entered in the Russian register of businesses with a market share exceeding 35%.

Prior FAS clearance is required for the merger of financial companies if the aggregate balance value of their assets under the latest financial statements exceeds the amount stipulated by the Russian government.

Post-completion notification is also required in certain cases.

Intra-group transfers are not subject to prior approval by the FAS, but post-completion notification is required in the event that one of the parties files a "list of its group members" with the FAS not later than one month prior to completion. The list should specify the reasons for including each of the group members in the group and should not be changed until the closing date of the transfer.

Depositary Banks

The depositary appears in the shareholders' register of a joint stock company as an owner of the shares, and, as a result, is technically subject to these requirements of the Competition Law. However, under the depositary agreement, the depositary may not exercise voting rights in its discretion, but rather exercises such rights in accordance with instructions of the GDR holders. Accordingly, although the Competition Law does not specifically exempt depositaries from antimonopoly clearance, depositaries have in practice benefited from such an exemption, as clarified by the FAS in letters issued on case-by-case basis.

Currency Control

Russian currency control restrictions with regard to such instruments as GDRs and ordinary shares are set forth in the Currency Law and respective regulations of the CBR.

Pursuant to the Currency Law, currency operations in relation to GDRs and ordinary shares between residents and non-residents of the Russian Federation may be conducted without limitations, unless otherwise provided in the Currency Law and respective regulations of the CBR. Most exchange control restrictions for operations between Russian residents and non-residents were abolished with effect from 1 January 2007.

Non-residents may receive dividends declared by Russian companies both in foreign currencies and roubles. Dividends declared and paid in roubles may be freely converted through Russian authorised banks and remitted outside of Russia.

FSFM Approval of Placement and/or Circulation of Shares in the Form of GDRs.

Pursuant to Russian law, securities of a Russian company may be placed and/or circulated outside the Russian Federation in the form of GDRs, provided that such company obtained permission from the FSFM prior to such placement and circulation of GDRs. Russian law stipulates that the total number of shares of a Russian company that may be placed and/or circulated outside the Russian Federation may not exceed 35% of the total number of shares of that class of the Company. In addition, with respect to each particular offering, no more than 70% of the offered shares of a Russian company may be placed and circulated outside the Russian Federation in the form of GDRs, and arrangements should be made by the Company to allow an opportunity to acquire the entirety of the offered shares in the Russian Federation.

Notification of Foreign Ownership

Pursuant to Part I of the Tax Code of the Russian Federation of 31 July 1998, as amended (the "Tax Code") foreign persons registered as individual entrepreneurs in Russia and foreign companies, regardless of whether they are registered with the Russian tax authorities, that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition. The procedure for notifying the Russian tax authorities by foreign companies that are not registered with the Russian tax authorities at the time of their share acquisitions is unclear. Other than this notification requirement, there are no requirements or restrictions with respect to the foreign ownership of the Company's shares.

Notification of Acquisition of Certain Thresholds

Pursuant to Russian securities legislation, each holder of ordinary shares of a joint stock company must notify a company and the FSFM of the acquisition of 5% or more of such ordinary shares and any subsequent change in the number of the ordinary shares above or below a threshold of 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75%. Each notification must contain the name of the shareholder, the name of the company, the state registration number of the ordinary shares issuance and the number of the ordinary shares acquired. As a general rule, such notifications must be given within five days after the ordinary shares have been transferred to such shareholder's securities account or, if such change was the result of placement of additional ordinary shares, within five days of the day such shareholder learnt, or should have learned, about state registration of the report on placement of shares.

Disclosure of Information in the Wholesale Electricity Market

The Resolution of the Government of the Russian Federation "On Approval of Standards for Disclosure of Information by the Participants in the Electricity Wholesale and Retail Market" No. 24 dated 21 January 2004 ("Resolution No. 24") sets forth special rules for the disclosure of information by participants in the wholesale and retail electricity markets and supplements the disclosure rules under the Russian securities laws. Pursuant to Resolution No. 24, participants in the electricity markets must disclose the following information:

(i) annual financial (accounting) statements prepared in accordance with RAS and an auditor's report thereon, when an audit is conducted with respect to such participant in the wholesale electricity market, as prescribed by the Russian legislation;

(ii) a ratio of capital efficiency (when the method of economically reasonable return on invested capital is used for calculation of tariffs for such participant in the wholesale electricity market); and

(iii) an assets flow report, which assets are taken into account by determining the level of economically reasonable return on invested capital as set forth by the federal authority for regulation of natural monopolies' activities.

In addition to the above information, generating companies must further disclose:

(i) information on electricity tariffs, the state authority's decision adopting such tariffs and the source of official publication of such decision; and

(ii) information on discharges and emissions of pollutants and plans for the following year for reducing such discharges and emissions.

The information listed in the items above must be disclosed no later than 1 June of each year, provided that the historic information must be disclosed after the end of the reported year, while the prospective information must be disclosed before the beginning of the reported year. The FAS and its regional divisions exercise control over compliance by wholesale and retail electricity markets participants with the described disclosure rules.

Listing and Delisting of Shares on a Russian Stock Exchange

The Company's shares are included in quotation list "B" of the RTS and MICEX. Under the listing rules which became effective on 6 November 2006, shares of a company may be included in quotation list "B" of a Russian stock exchange, if, among other things, (i) a prospectus has been registered by the FSFM with respect to such shares, (ii) a report on the results of the share issuance has been registered by, or a notice on the results of the share issuance has been filed with, the FSFM, (iii) the company complies with Russian securities laws and regulations, (iv) any person, together with its affiliates, owns not more than 90% of the company's ordinary shares, (v) the company has assumed certain information undertakings, (vi) capitalisation of the shares of this

type is not less than RUR 1,500 million for ordinary shares and RUR 500 million for preferred shares, (vii) the company exists for more than one year, and (viii) average monthly volume of the transactions of this type calculated on the basis of three preceding months is not less than RUR 1.5 million.

In addition, the inclusion of the shares of a company in quotation list "B" is subject to the following conditions: (i) the company has a board of directors which includes at least one independent director, (ii) the company's internal documents require its sole executive body, management company and its officers or sole manager or members of the board of directors or collective executive body to disclose information on their holding, sale and purchase of the company's securities, (iii) the company's board of directors approves regulations on the use of insider information and procedures of internal control over the company's financial activities, (iv) an audit committee established at the board of directors must include only non-executive directors and be headed by an independent director, (v) the audit committee's review of the external auditor's report must be provided to the company's shareholders before the annual general shareholders' meeting, and (vi) the company's charter provides that shareholders must be given at least 30 days' notice of the general shareholders' meeting, unless Russian law provides for a longer notification period.

A company's shares may be excluded from quotation list "B" if, among other things, (i) the issuance of shares is cancelled, (ii) the company is reorganised or liquidated, (iii) the company repeatedly violates Russian securities laws and regulations, (iv) the company has losses in three preceding years, (v) the company fails to comply with the requirements for the inclusion of its shares in the quotation list, or (vi) the monthly average volume of transactions with securities calculated on the basis of six preceding months falls below RUR 3 million.

Description of the Global Depositary Receipts

Deutsche Bank Trust Company Americas has agreed to act as the depositary for the GDRs. The Depositary's principal New York offices are located at 60 Wall Street, New York, New York 10005, United States and its principal London offices are located at Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom. In this summary, the term "GDRs" refers to the Rule 144A GDRs and to the Regulation S GDRs. GDRs are represented by certificates that are commonly known as "Global Depositary Receipt Certificates" or "GDR Certificates". The GDRs that are being sold in the United States are referred to and will be issued as Rule 144A GDRs and the GDRs that are being sold outside the United States are referred to and will be issued as the Regulation S GDRs. GDRs represent ownership interests in securities, cash or other property on deposit with the Depositary.

The Depositary has appointed Deutsche Bank Ltd. (the "Custodian") as the custodian for the safekeeping of the securities, cash or other property on deposit. The Custodian's principal office is at 4 Shepkina Street, Moscow 129090, Russia.

The Company has appointed the Depositary pursuant to two separate deposit agreements, one for the Rule 144A GDRs (the "Rule 144A Deposit Agreement"), and one for the Regulation S GDRs (the "Regulation S Deposit Agreement", and, together with the Rule 144A Deposit Agreement, the "Deposit Agreements"). Copies of the Deposit Agreements are available for inspection by any holder of the GDRs at the principal offices of the Depositary during business hours, provided that the inspection shall not be for the purpose of communicating with GDR holders in the interest of a business or object other than the Company's business or a matter related to the Deposit Agreements or the GDRs. This is a summary description of the material terms of the GDRs and of the material rights of a holder thereof ("Holder") as an owner of the GDRs. Please remember that summaries are provided for informational purposes only, and by their nature lack the precision of the information summarised and that the rights and obligations of an owner of GDRs will be determined by reference to the terms of the applicable Deposit Agreement and not by this summary.

Each GDR represents the right to receive 100 ordinary shares of the Company on deposit with the Custodian. Each GDR will also represent the right to receive cash or any other property received by the Depositary or the Custodian on behalf of the owner of the GDR but that has not been distributed to the owners of GDRs because of legal restrictions or practical considerations.

A Holder will become a party to the applicable Deposit Agreement and therefore will be bound by its terms and by the terms of the GDR Certificate that represents its GDRs. The applicable Deposit Agreement and the GDR Certificate specify the Company's rights and obligations as well as the Holder's rights and obligations as owner of GDRs and those of the Depositary. As a GDR owner, a Holder appoints the Depositary as its attorney-in-fact, with full power to delegate, to act on that Holder's behalf and to take any and all actions contemplated in the applicable Deposit Agreement, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the applicable Deposit Agreement.

Presently, a Holder may hold its GDRs only through a brokerage or safekeeping account. As such, a Holder must rely on the procedures of its broker or bank to assert that Holder's rights as GDR owner. A Holder should consult with its broker or bank to determine what those procedures are. In this section "Description of the Global Depositary Receipts", the reference to a "Holder" or the "Holder's" assumes the person in question owns GDRs and will own GDRs at the relevant time, and, the reference to a "holder" assumes the person owns GDRs and such person's agent (i.e., broker, custodian, bank or trust company) is the holder of the applicable GDR.

No temporary Master GDR Certificates or other temporary documents of title have been or will be issued in connection with the Offering.

Filing of Placement Notice

Prior to the business day following receipt by the Depositary of written notice from the Company that a valid notice on placement of the issue of the Shares (a "Placement Notice") has been duly and timely filed, or a placement report had been registered, with the FSFM, all GDRs will be issued on a provisional basis and Holders of the GDRs will not be entitled to instruct the Depositary to exercise any voting rights as a shareholder, and neither the Depositary nor the Custodian will exercise any voting rights as a shareholder. GDR Holders may not withdraw the Shares or other property on deposit with the Depositary in respect of the GDRs sold in the Offering prior to the business day following receipt by the Depositary of the aforementioned notice from the Company. Such limitation on withdrawal and voting of the underlying ordinary shares will not prohibit trading in the GDRs.

See "Filing of Placement Notice" and "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—The Shares will become transferable on the next business day following due filing of a placement notification with the FSFM, and failure to duly and validly file such placement notification or any other violations of the Russian securities laws could result in the Offering being held invalid, failed or incomplete".

Distinctions between Rule 144A GDRs and Regulation S GDRs

The Rule 144A GDRs and the Regulation S GDRs are similar in many ways, but are different primarily on account of the requirements of the U.S. securities laws. The Rule 144A GDRs are "restricted securities" under the U.S. securities laws and as such are subject to limitations on their issuance, transfer and cancellation. The Regulation S GDRs are not per se "restricted securities" under the U.S. securities laws, but the Company has imposed certain contractual restrictions on the Regulation S GDRs in an effort to prevent the transfer of Regulation S GDRs in violation of the U.S. securities laws.

The differences between the Regulation S GDRs and the Rule 144A GDRs and the restrictions imposed on the Rule 144A GDRs and the Regulation S GDRs cover primarily the following:

- The restrictions on the transfers, deposits and withdrawals of the Shares represented by the GDRs. See "—Transfer Restrictions".
- The eligibility for book-entry transfer. See "—Settlement and Safekeeping".
- Special restrictions on deposits and withdrawals apply to the Company's affiliates. See "—Ownership of GDRs by the Company's affiliates" below.

These distinctions and the requirements of U.S. securities laws may require the Company and the Depositary to treat the Regulation S GDRs and the Rule 144A GDRs differently at any time in the future. There can be no guarantee that holders of Rule 144A GDRs will receive the same entitlements as holders of Regulation S GDRs and vice versa.

Settlement and Safekeeping

Rule 144A GDRs

The Depositary will make arrangements with DTC to act as securities depository for the Rule 144A GDRs. All Rule 144A GDRs issued in the Offering will be registered in the name of Cede & Co. (DTC's nominee). One Master Rule 144A GDR Certificate will represent all Rule 144A GDRs that will be issued to and registered in the name of Cede & Co. Transfers of ownership interests in Rule 144A GDRs are to be accomplished by entries made on the books of DTC and participants in DTC acting on behalf of Rule 144A GDR owners. Owners of Rule 144A GDRs will not receive certificates representing their ownership interests in the Rule 144A GDRs, except in the event that a successor securities depository cannot be appointed.

DTC may discontinue providing its services as securities depository with respect to the Rule 144A GDRs at any time by giving reasonable notice to the Depositary. Under such circumstances and in the event a successor securities depository cannot be appointed, individual Rule 144A GDR Certificates representing the applicable number of Rule 144A GDRs held by each owner of Rule 144A GDRs will be printed and delivered to the relevant Rule 144A GDR owners.

Regulation S GDRs

The Depositary will make arrangements with Euroclear and Clearstream to act as securities depositories for the Regulation S GDRs. All Regulation S GDRs issued in the Offering will be registered in the name of BT Globenet Nominees Limited, as nominee for Deutsche Bank AG, London Branch, as common depositary for Euroclear and Clearstream. One Master Regulation S GDR will represent all Regulation S GDRs issued to and registered in the name of BT Globenet Nominees Limited, as nominee for Deutsche Bank AG, London Branch. Euroclear and Clearstream will hold the Regulation S GDRs on behalf of their participants (any such participant of Euroclear or Clearstream, a "Participant"), and, transfers will be permitted only within Euroclear and Clearstream in accordance with rules and operating procedures of the relevant system. Transfers of ownership interests in Regulation S GDRs are to be accomplished by entries made on the books of Euroclear and Clearstream and of participants in Euroclear and Clearstream, acting in each case on behalf of Regulation S GDR owners. Owners of Regulation S GDRs will not receive certificates representing their ownership interests in the Regulation S GDRs, except in the event that use of the Euroclear and Clearstream book-entry system for the Regulation S GDRs is discontinued.

If at any time Euroclear or Clearstream, as the case may be, ceases to make its respective book-entry settlement systems available for the Regulation S GDRs, the Company and the Depositary will attempt to make other arrangements for book-entry settlement. If alternative book-entry settlement arrangements cannot be made, the Depositary will make available Regulation S GDRs in physical certificated form. Holders of Regulation S GDRs will not otherwise receive physical certificates representing their ownership interest in the Regulation S GDRs.

Transfer Restrictions

The GDRs may be reoffered, resold, pledged or otherwise transferred only in compliance with the U.S. securities laws and the legends set out below and are subject to the following restrictions:

Restrictions upon the transfer of GDRs

Rule 144A GDRs	Regulation S GDRs
The Rule 144A GDRs may be reoffered, resold, pledged or otherwise transferred only: (i) outside the United States in accordance with Regulation S; Or (ii) to a QIB in a transaction meeting the requirements of Rule 144A; Or (iii) pursuant to Rule 144 under the U.S. Securities Act, if available; Or (iv) pursuant to an effective registration statement under the U.S. Securities Act.	None.

Please also see "—Ownership of GDRs by the Company's affiliates" below.

Restrictions upon the deposit of Shares

Rule 144A GDRs	Regulation S GDRs
Shares will be accepted for deposit under the Rule 144A Deposit Agreement only if delivered by, or on behalf of, a person that is: (i) not the Company or an affiliate of the Company or a person acting on behalf of the Company or an affiliate of the Company; And (ii) a QIB or a person outside the United States.	Shares will be accepted for deposit under the Regulation S Deposit Agreement only if delivered by, or on behalf of, a person that is: (i) not the Company or an affiliate of the Company or a person acting on behalf of the Company or an affiliate of the Company; and (ii) not in the business of buying or selling securities, or if such person is in the business of buying or selling securities, such person did not acquire the shares to be deposited from the Company or an affiliate of the Company in the initial distribution of Regulation S GDRs and Rule 144A GDRs; and (iii) a person located outside the United States. Company's shares withdrawn from deposit under the Rule 144A Deposit Agreement will not be accepted for deposit pursuant to the Regulation S Deposit Agreement unless such shares are not and may not be deemed to be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

Please also see "—Ownership of GDRs by the Company's affiliates" below.

Restrictions upon the withdrawal of Shares

Rule 144A GDRs	Regulation S GDRs
So long as a Placement Notice has been duly and timely filed with the FSFM or a placement report has been registered with the FSFM as described under "—Filing of Placement Notice" shares may be withdrawn from the Rule 144A Deposit Agreement only by: (i) a person outside the United States who will be the Holder of the Shares upon withdrawal; Or (ii) a QIB who: (a) has sold the Rule 144A GDRs to another QIB in a transaction meeting the requirements of Rule 144A, or to a person outside the United States in accordance with Regulation S; or (b) will be the Holder of the shares and agrees to observe the transfer restrictions applicable to Rule 144A GDRs in respect of the shares so withdrawn.	So long as a Placement Notice has been duly and timely filed with the FSFM or a placement report has been registered with the FSFM as described under "—Filing Placement Notice" shares may be withdrawn from the Regulation S Deposit Agreement by the holders of Regulation S GDRs.

General Restrictions

Restrictions on Transfer

The Company may restrict transfers of its ordinary shares where such transfer might result in ownership of shares exceeding the limits applicable to the shares under applicable law or the Company's charter. The Company may also restrict transfers of the GDRs where such transfer may result in the total number of Company's shares represented by the GDRs owned by a single Holder to exceed any such limits. The Company may, in its sole discretion, but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder in excess of the limits set forth in the preceding sentence, including but not limited to, the imposition of restrictions on the transfer of GDRs, the removal or limitation of voting rights or the mandatory sale or disposition on behalf of a Holder of the shares represented by the GDRs held by such Holder in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Company's charter. The Depositary shall have no liability for actions taken in accordance with such instructions.

The registration of transfer of GDR certificates in particular instances may be refused, or the registration of transfers generally may be suspended, during any period when the transfer books of the Depositary, the Company, the registrar or the Russian share registrar are closed, or if any such action is deemed necessary or advisable by the Company or the Depositary, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the GDRs or Company's ordinary shares are listed, or under any provision of the Deposit Agreements or provisions of, or governing, the Company's ordinary shares, or any meeting of the Company's shareholders or for any other reason.

The Depositary may close the transfer books with respect to GDR certificates, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the Company's reasonable request.

Restrictions on Deposits

The Depositary will refuse to accept Company's ordinary shares for deposit whenever it is notified in writing by the Company that such deposit would result in any violation of applicable laws, including ownership restrictions under Russian law. The Depositary will also refuse to accept certain shares for deposit under the Rule

144A Deposit Agreement if notified in writing that the Shares are listed on a U.S. securities exchange or quoted on a U.S. automated inter-dealer quotation system, unless accompanied by evidence satisfactory to the Depositary that any Shares presented for deposit are not of the same class (within the meaning of Rule 144A(d)(3)(i)) as the securities listed or quoted and are eligible for resale pursuant to Rule 144A under the Securities Act. The Depositary may also, upon receipt of notice from the Company, limit at any time the number of Company's shares accepted for deposit under the terms of the Deposit Agreements so as to eliminate or minimise any requirements that may be imposed on the Company, the Depositary or the GDR facilities existing under the terms of the Deposit Agreements under Russian law.

In addition, whenever the Depositary believes that the Company's shares deposited with it against issuance of GDRs (together with any other securities deposited with it against the issuance of depositary receipts and any other securities held by it and its affiliates for the Company or their proprietary accounts or as to which the Company or they exercise voting and investment power) represent (or, upon accepting any additional Company's shares for deposit, would represent) such percentage as exceeds any threshold or limit established by any applicable law, directive, regulation or permit, or satisfies any condition for making any filing, application, notification or registration or obtaining any approval, licence or permit under any applicable law, directive or regulation, or taking any other action, the Depositary may (1) close its books to deposits of additional shares in order to prevent such thresholds or limits being exceeded or conditions being satisfied or (2) after consultation with the Company to the extent reasonably practicable, take such steps as are, in its opinion, necessary or desirable to remedy the consequences of such thresholds or limits being exceeded or conditions being satisfied and to comply with any such law, directive or regulation, including, without limitation, causing pro rata cancellation of GDRs and withdrawal of underlying Company's shares from the depositary receipt programme to the extent necessary or desirable to so comply.

The Depositary will have the right to close its books to the issuance of GDRs without prior consultation with the Company, if at any time the Depositary believes that the Company's shares deposited with it against issuance of GDRs together with any other securities of the Company which shall have been deposited with the Depositary against issuance of depositary receipts, represent (or, upon accepting any additional shares for deposit, would represent) (1) such percentage as shall at the relevant time require a shareholder of a Russian open joint stock company to make a mandatory tender offer; or (2) such percentage as shall at the relevant time require an approval from the FAS, and no necessary approval from the FAS (or an exemption, exemptive interpretation or waiver from the FAS of a requirement to obtain such an approval) has been obtained. See "Description of Share Capital and Certain Requirements of Russian Legislation—FSFM Approval of Placement and/or Circulation of Shares in the Form of GDRs".

The Depositary may also close its books to the deposit of Company's shares if at any time the aggregate number of GDRs in issue would, if additional GDRs were to be issued against the deposit of additional Company's shares, exceed the number of GDRs for which a listing and admission to trading has been obtained, and may keep its books closed to the deposit of shares unless and until the Company shall have produced a prospectus in accordance with the Prospectus Rules under the FSMA 2000, as amended, and obtained a block listing on the Official List and admission to trading on the Regulated Market of the London Stock Exchange of such number of additional GDRs as the Company and the Depositary may agree.

In considering whether any threshold has been reached or exceeded, the Depositary may, in addition to Company's shares deposited with it against the issuance of GDRs and the Company's other securities deposited with it against issuance of other depositary receipts, take into consideration the Company's shares or other securities held by it and its affiliates for its or their proprietary accounts or as to which it or they exercise voting or investment power.

Dividends and Distributions

Holders generally have the right to receive the distributions the Company makes on the securities deposited with the Custodian. A Holder's receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the Deposit Agreements in proportion to the number of GDRs held as of a specified GDR record date, which the Depositary will use reasonable efforts to establish as close as possible to the record date set by the Company for the Company's Shares.

Distributions of cash

Whenever the Company makes a cash distribution in respect of securities on deposit with the Custodian, the Company will deposit the funds with the Custodian. Upon receipt of confirmation from the Custodian of the deposit of the requisite funds, the Depositary will arrange for the funds to be converted into U.S. dollars, in each

case using the then-prevailing market exchange rate available to the Depositary, and for the distribution of the U.S. dollars to the holders, if in the reasonable judgment of the Depositary it is practicable and lawful. See "—Foreign Currency Conversion" below for actions the Depositary is entitled to take if conversion, transfer and distribution cannot be so made by the Depositary.

The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreements. The Depositary will apply the same method for distributing any distribution received upon the Company's liquidation or the proceeds of the sale of any property (such as undistributed rights) held by the Custodian in respect of the securities on deposit. It is possible that, in the event of the Company's liquidation, the Deposit Agreements will have been terminated prior to the receipt by the Depositary of any distributions arising upon that liquidation. See "—Amendments and Termination".

Distributions of shares

Whenever the Company makes a free distribution of shares in respect of the Company's ordinary shares on deposit with the Custodian, the Company will deposit the applicable number of shares with the Custodian. Upon receipt of confirmation of such deposit from the Custodian, the Depositary will either distribute to holders additional GDRs representing the Company's ordinary shares deposited or modify, to the extent permissible by law, the GDR-to-Shares ratio, in which case each GDR a Holder holds will represent rights and interests in the additional Company's ordinary shares so deposited. Only whole new GDRs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new GDRs or the modification of the GDR-to-shares ratio upon a distribution of Company's ordinary shares will be made net of the fees, charges, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreements. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new Company's ordinary shares so distributed.

No such distribution of new GDRs will be made if it would violate applicable laws (i.e., the U.S. securities laws). If the Depositary does not distribute new GDRs as described above, it may sell the Company's ordinary shares received and will distribute the proceeds of the sale as in the case of a distribution of cash. The Depositary will hold and/or distribute any unsold balance of such property in accordance with the provisions of the applicable Deposit Agreement.

Distributions of rights

Whenever the Company intends to distribute rights to purchase additional Company's ordinary shares, the Company will give timely prior notice to the Depositary and state whether or not it wishes such rights to be made available to the Holders. If the Company wishes such rights to be made available to the Holders, the Company will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional GDRs to Holders.

The Depositary will establish procedures to distribute rights to purchase additional GDRs to Holders and to enable such holders to exercise such rights only if the Depositary has received the Company's request to make such distribution in a timely manner, and the Depositary shall have determined, after consulting with the Company, that it is lawful and reasonably practicable to make the rights available to Holders of GDRs, and the Company has provided all of the documentation contemplated in the applicable Deposit Agreement (such as opinions to address the lawfulness of the transaction). A Holder will have to pay fees, expenses, and any taxes and other governmental charges to subscribe for the new GDRs upon the exercise of that Holder's rights. The Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Shares other than in the form of GDRs.

If (1) the Company does not request that the rights be distributed to a Holder in a timely manner or the Company requests that the rights not be distributed to a Holder, (2) the Company fails to deliver satisfactory documentation to the Depositary, such as opinions of counsel as to compliance with applicable law, or determines that it is not reasonably practicable to make the rights available to Holders or (3) any rights made available are not exercised and appear to be about to lapse, the Depositary will determine whether it is lawful and reasonably practicable to sell the rights, in a riskless principal capacity, at such place and upon terms (including public and private sale) as it may deem practicable. The Company shall assist the Depositary to the extent necessary to determine such legality and practicability. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

The Depositary will sell the rights that are not exercised or not distributed if it determines that such sale is lawful and reasonably practicable in a riskless principal capacity, at such place and upon terms (including public and private sale) as it may deem practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

The Depositary shall not be responsible for (i) any failure to determine whether it may be lawful or practicable to make such rights available to Holders in general or to a Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with any sale or exercise, or (iii) the content of any materials forwarded to Holders on the Company's behalf in connection with the rights distribution. There can be no assurance that Holders in general or a Holder in particular will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or to exercise such rights.

Elective distributions

Whenever the Company intends to distribute a dividend payable at the election of shareholders either in cash or in additional shares of the Company, the Company will give timely prior notice thereof to the Depositary and will indicate whether it wishes the elective distribution to be made available to Holders. In such case, the Company will assist the Depositary in determining whether such distribution is lawful and reasonably practicable.

The Depositary will make the election available to Holders only if it has received timely prior notice from the Company, if it is reasonably practicable and if the Company has provided all of the documentation contemplated in the applicable Deposit Agreement (such as opinions to address the lawfulness of the transaction). In such case, the Depositary will establish procedures to enable Holders to elect to receive either cash or additional GDRs, in each case as described in the Deposit Agreements.

If the election is not made available to Holders, they will, to the extent permitted by law, receive either cash or additional GDRs, depending on what a shareholder in Russia would receive upon failing to make an election, as more fully described in the corresponding Deposit Agreement.

The Depositary is not obligated to make available to holders a method to receive the elective dividend in the shares of the Company rather than in the form of GDRs. There can be no assurance that Holders of GDRs or beneficial interests therein generally, or a Holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of the Shares.

Other distributions

Whenever the Company intends to distribute property other than cash, shares or rights to purchase additional shares, the Company will timely notify the Depositary in advance and will indicate whether the Company wishes such distribution to be made to Holders. If so, the Company will assist the Depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If the Depositary has received timely prior notice from the Company, it is reasonably practicable to distribute such property to the Holder and if the Company has provided all of the documentation contemplated in the Deposit Agreements (such as opinions to address the lawfulness of the transaction), the Depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, charges, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreements. In order to pay such taxes and governmental charges, the Depositary may, after consultation with the Company to the extent reasonably practicable, sell all or a portion of the property received.

If (1) the Company does not request that the property be distributed to Holders in a timely manner or the Company requests that the rights not be distributed to Holders, (2) the Company fails to deliver satisfactory documentation to the Depositary, such as opinions of counsel as to compliance with applicable law, or (3) the Depositary determines that all or a portion of the distribution to Holders is not lawful or reasonably practicable, the Depositary will, subject to prior consultation with the Company to the extent reasonably practicable, sell such property in a public or private sale, at such place and upon terms as it may deem practicable, or if the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances.

The proceeds of any such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances.

Redemption

Whenever the Company decides to redeem any of the securities on deposit with the Custodian, the Company will give timely prior notice to the Depositary. If the Depositary has received timely prior notice from the Company, determined that such redemption is practicable and received from the Company all of the documentation contemplated in the Deposit Agreements (such as opinions to address the lawfulness of the transaction), the Depositary will mail notice of the redemption to the holders.

The Depositary will instruct the Custodian to surrender the Company's ordinary shares being redeemed against payment of the applicable redemption price. The Depositary will convert the redemption funds received into U.S. dollars upon the terms of the Deposit Agreements and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their GDRs to the Depositary. (See "—Foreign Currency Conversion" below for actions the Depositary is entitled to take if conversion, transfer and distribution of funds by the Depositary is not practicable or lawful.) A Holder will have to pay fees and charges of, and the expenses incurred by, the Depositary, and any taxes and governmental charges upon the redemption of that Holder's GDRs. If less than all GDRs are being redeemed, the GDRs to be redeemed will be selected by lot or on a *pro rata* basis, as the Depositary may determine.

Changes Affecting Shares

The Company's ordinary shares held on deposit for a Holders' GDRs are subject to change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Company's ordinary shares or a recapitalisation, reorganisation, merger, consolidation or sale of assets affecting the Company.

If any such change were to occur, any securities which shall be received by the Depositary or the Custodian in exchange for, or in conversion, replacement or otherwise in respect of, such Shares shall, to the extent permitted by law, be treated as new Company's ordinary shares under the Deposit Agreements, and the GDR certificates shall, subject to the terms of the Deposit Agreements and applicable law, evidence the GDRs representing the right to receive such replacement securities. The Depositary in such circumstances may, with the Company's approval and at the Company's expense, and shall, if the Company so requests and provides to the Depositary a satisfactory opinion of counsel, paid for by the Company, that such action is not in violation of applicable laws or regulations, execute and deliver additional GDR certificates to Holders or make appropriate adjustments in its records, or call for the exchange of such Holder's existing GDRs for new GDRs. If the Depositary may not lawfully distribute such securities to Holders, the Depositary may with the Company's approval sell such securities and distribute the proceeds to Holders as in the case of a cash distribution, and shall do so if the Company so requests and provides to the Depositary a satisfactory opinion of counsel, paid for by the Company, that such action is not in violation of applicable laws or regulations. A Holder will have to pay fees and charges of, and the expenses incurred by, the Depositary, and any taxes and governmental charges upon the redemption of that Holder's GDRs.

The Depositary shall not be responsible for (i) any failure to determine that it is lawful or practicable to make such securities available to Holders of GDRs in general or to a Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such a sale, or (iii) any liability to the purchaser of such securities.

Issuance of GDRs upon Deposit of Shares

Subject to limitations set forth in the Deposit Agreements and the GDRs, the Depositary may create GDRs on a Holder's behalf if that Holder or that Holder's broker deposit the Company's ordinary shares with the Custodian. The Depositary will deliver these GDRs to the person the Holder indicates only after the Holder pays any applicable issuance fees and any charges and taxes payable for the transfer of the Company's ordinary shares to the Custodian and the Holder provides the applicable deposit certification. A Holder's ability to deposit the Company's ordinary shares and receive GDRs may be limited by U.S., English and Russian legal considerations applicable at the time of deposit. A Holder may also not be able to deposit shares and receive GDRs where to do so would require the Company to produce a further prospectus or a supplemental prospectus. See "Risk Factors—Risks Relating to the GDRs, the Company's ordinary shares and the Trading Market—Following the Offering a Holder may not be able to deposit shares in the GDR programme in order to receive GDRs, and changes in Russian regulatory policy with respect to the placement and circulation of the ordinary shares outside Russia in the form of GDRs or otherwise may negatively affect the market for the ordinary shares and GDRs offered in the Offering".

The issuance of GDRs may be delayed until the Depositary or the Custodian receives confirmation that all required approvals have been given and that the Company's ordinary shares have been duly transferred to the Custodian. The Depositary will only issue GDRs in whole numbers.

When a Holder makes a deposit of the Company's ordinary shares, that Holder will be responsible for transferring good and valid title to the Depositary, as evidenced by documents satisfactory to the Depositary or the Custodian. As such, a Holder will be deemed to represent and warrant that:

- the Company's ordinary shares are duly authorised, validly issued, fully paid, non-assessable and legally obtained;
- all preemptive (and similar) rights, if any, with respect to the Company's ordinary shares have been validly waived or exercised;
- the Holder is duly authorised to deposit the Company's ordinary shares and has fulfilled all requirements of applicable law or regulation with respect to the Company's ordinary shares or the deposit thereof against the issuance of GDRs;
- the Company's ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim;
- in the case of a deposit of the Company's ordinary shares under the Regulation S Deposit Agreement, the Company's ordinary shares are not, and the Regulation S GDRs issuable upon such deposit will not be, "Restricted Securities" (as defined in the Regulation S Deposit Agreement), except in the case of deposits of a kind described in "—Ownership of GDRs by the Company's affiliates" below;
- the Company's ordinary shares presented for deposit have not been stripped of any rights or entitlements;
- the Company's ordinary shares are not subject to any unfulfilled requirements of applicable law or regulation;
- except as provided in the Deposit Agreements and summarised under "—Ownership of GDRs by the Company's affiliates" below, the Holder is not, and the Holder shall not become while holding GDRs, one of the Company's affiliates;
- the deposit of the Company's ordinary shares complies with the restrictions on transfer set forth in the legend of the GDRs; and
- the Company's ordinary shares and the GDRs may not be offered, sold, pledged or otherwise transferred except in accordance with the restrictions on transfer set forth thereon.

If any of the representations or warranties are incorrect in any way, the Company and the Depositary may, at the Holder's cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

When a Holder deposits the Company's ordinary shares to receive Rule 144A GDRs, that Holder will be required to provide the Depositary with a deposit certification stating, inter alia, that:

- the Holder acknowledges that the Company's ordinary shares and the Rule 144A GDRs have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority in any state or other jurisdiction in the United States;
- the Holder is not an affiliate of the Company and the Holder is not acting on behalf of the Company or one of its affiliates;
- the Holder is (i) a QIB or (ii) a person (other than a U.S. person, as defined in Regulation S) located outside the United States and acquired or have agreed to acquire and will acquire the Company's ordinary shares to be deposited outside the United States; and
- the Holder agrees, as the owner of the Rule 144A GDRs, to offer, sell, pledge and otherwise transfer the Rule 144A GDRs or Shares represented by the Rule 144A GDRs in accordance with the applicable U.S. state securities laws and only:
- to a QIB in a transaction meeting the requirements of Rule 144A; or
- outside the United States to a person (other than a U.S. person, as defined in Regulation S) outside the United States in accordance with Regulation S; or
- in accordance with Rule 144 under the U.S. Securities Act, if available; or
- pursuant to an effective registration statement under the U.S. Securities Act.

A copy of the form of deposit certification for Rule 144A GDRs is attached to the Rule 144A Deposit Agreement and may be obtained from the Depositary upon request.

When a Holder deposits the Company's ordinary shares to receive Regulation S GDRs, that Holder will be required to provide the Depositary with a deposit certification stating, inter alia, that:

- the Holder acknowledges that the Company's ordinary shares and the Regulation S GDRs have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority in any state or other jurisdiction in the United States;
- the Holder is not an affiliate of the Company and the Holder is not acting on behalf of the Company or one of its affiliates;
- the Holder is, or at the time the Company's ordinary shares are deposited the Holder will be, the beneficial owner of the Shares in the form of GDRs to be issued upon deposit of such Shares;
- the Holder is a person (other than a U.S. person, as defined in Regulation S) located outside the United States and acquired or have agreed to acquire and will acquire the Shares to be deposited outside the United States; and
- the Holder is not in the business of buying and selling securities or, if the Holder is in such business, the Holder did not acquire the Company's ordinary shares presented for deposit from the Company or any of the Company's affiliates.

A copy of the form of deposit certification for Regulation S GDRs is attached to the Regulation S Deposit Agreement and may be obtained from the Depositary upon request.

Withdrawal of Shares Upon Cancellation of GDRs

The GDRs representing the Shares offered and sold pursuant to the terms of this prospectus have been issued on a provisional basis until the Company notifies the Depositary in writing that it has duly and timely filed a Placement Notice with the FSFM, or, failing which, that the FSFM has registered the placement report in respect of the newly issued Shares the Company is offering in the form of GDRs. Until such time, the GDRs representing such Shares will not be eligible for cancellation and withdrawal of underlying shares will not be permitted and the Depositary will refuse to honour any GDR cancellation requests. See "Filing of Placement Notice"

Subject always to the withdrawal of deposited property being permitted under applicable laws and the terms of the applicable Deposit Agreement, as a holder the Holders will be entitled to present their GDRs to the Depositary for cancellation and then receive the corresponding number of underlying Shares at the Custodian's offices. A Holder's ability to withdraw the Company's ordinary shares may be limited by U.S. and Russian law considerations applicable at the time of withdrawal.

In order to withdraw the Company's ordinary shares represented by a Holder's GDRs, that Holder will be required to pay to the Depositary the fees for cancellation of the GDRs and any charges and taxes payable upon the transfer of the Company's ordinary shares being withdrawn and the Holder will be required to provide to the Depositary the applicable withdrawal certification. The Holder assumes the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the GDRs will not have any rights under the corresponding Deposit Agreement.

If a Holder holds a GDR registered in that Holder's name, the Depositary may require the Holder to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel its GDRs. The withdrawal of the Company's ordinary shares represented by the Holder's GDRs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations.

If any GDRs surrendered and GDR Certificates cancelled represent fractional entitlements in the deposited securities, the Depositary shall cause the appropriate whole number of deposited securities to be withdrawn and delivered in accordance with the relevant Deposit Agreement and shall, at its own discretion, either (1) issue and deliver to the person surrendering such GDR Certificate a new GDR Certificate evidencing GDRs representing any remaining fractional share or (2) sell or cause to be sold the fractional share represented by the GDR Certificate and remit proceeds of such sale (net of (a) fees and charges of, and expenses incurred by, the Depositary, and (b) taxes withheld) to the person surrendering the GDR Certificate.

When a Holder requests the withdrawal of the Company's ordinary shares represented by that Holder's Rule 144A GDRs, it will be required to represent and warrant that the withdrawal of the Shares complies with the restrictions on transfer set forth in the legend on the GDRs and provide the Depositary with a withdrawal certification stating, *inter alia*, that:

(A) the Holder acknowledges that the Company's ordinary shares represented by the Holder's Rule 144A GDRs have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority in any state or other jurisdiction in the United States; and

(B) the Holder certifies that:

(1) the Holder is a QIB, acting for its own account or for the account of one or more other QIBs, who is the beneficial owner of the Rule 144A GDRs presented for cancellation; and

(a) either:

- the Holder has sold or agreed to sell the Company's ordinary shares to a person (other than a U.S. person, as defined in Regulation S) located outside the United States in accordance with Regulation S;
- the Holder has sold or agreed to sell the Company's ordinary shares to a QIB in a transaction meeting the requirements of Rule 144A; or
- the Holder will be the beneficial owner of the Company's ordinary shares upon withdrawal and:
    - the Holder (or the person on whose behalf the Holder is acting) will sell the Company's ordinary shares only to another QIB in a transaction meeting the requirements of Rule 144A; to a person (other than a U.S. person, as defined in Regulation S) located outside the United States in accordance with Regulation S; in accordance with Rule 144A, if available; or pursuant to an effective registration statement under the U.S. Securities Act; and
    - the Holder will not deposit the Company's ordinary shares in any depositary receipts facility that is not a "restricted" depositary receipts facility, so long as the shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act;

OR

(2) the Holder is a person (other than a U.S. person, as defined in Regulation S) located outside the United States and acquired or agreed to acquire the Company's ordinary shares outside the United States and will be the beneficial owner of the Shares upon withdrawal.

Holders of Regulation S GDRs are not required to provide the Depositary with a withdrawal certification under the Regulation S Deposit Agreement, except in the case of an exchange of Rule 144A GDRs for sale of Regulation S GDRs by one of the Company's affiliates. See "—Ownership of GDRs by the Company's Affiliates" below.

Proofs, Certificates and Other Information

A Holder may be required (i) to provide to the Depositary and the Custodian proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approvals, legal or beneficial ownership of GDRs, compliance with all applicable laws and the terms of the Deposit Agreements, and (ii) to execute certifications and to make representations and warranties and to provide such other information and documentation as the Depositary or the Custodian may reasonably deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations under the Deposit Agreements. The Depositary and the Registrar (as defined in the Deposit Agreements), as applicable, may withhold the execution or delivery or registration of transfer or cancellation of any GDR certificate, or the distribution or sale of any dividend or distribution of rights, until such proof or other information is filed or such certifications are executed, or such representations are made, or such other documentation or information is provided, in each case, to the Depositary's, the Registrar's and the Company's reasonable satisfaction.

Holders and beneficial owners of GDRs shall make all necessary notifications or filings and shall obtain, maintain, extend or renew all necessary approvals to, with or from state authorities in the Russian Federation, and shall take all such other actions, as may be required to remain at all times in compliance with applicable rules and regulations of the Russian Federation.

The Depositary shall be entitled to provide to Russian state authorities of competent jurisdiction, directly or through the Company, all such information or documents (in the form of copies or originals) of any kind or nature whatsoever concerning Holders (including without limitation, to the fullest extent permitted by applicable law, information concerning the identity and domicile of persons that are Holders, and their respective holdings of Rule 144A GDRs, from time to time) as the Depositary may deem to be necessary or advisable, including without limitation for the purpose of (i) obtaining, maintaining, extending or renewing any approval from or making any filing with or notification to such Russian state authorities which may be required under the laws and

regulations of the Russian Federation or (ii) obtaining, maintaining, extending or renewing an exemption, exemptive interpretation or waiver from any such approval, filing or notification requirement; it being understood that the Depositary accepts no responsibility for or liability arising out of or in connection with any inaccuracies or misstatements in or misleading omissions from any information or documents furnished to it directly or indirectly by or on behalf of the Holders, or in connection with any failure by the Company to timely provide to the relevant Russian state authorities any such information as the Depositary submits indirectly through the Company.

Ownership of GDRs by the Company's Affiliates

The Company permits its affiliates to deposit the Company's ordinary shares against the issuance of Rule 144A GDRs, so long as they satisfy the requirements, including delivery of the requisite certifications (which differ in certain respects from certifications for non-affiliates) to the Depositary as required by the Rule 144A Deposit Agreement. The Company also permits its affiliates to exchange their Rule 144A GDRs for Regulation S GDRs solely to allow them to sell their GDRs in transactions meeting all of the applicable requirements of Regulation S, so long as each exchanging affiliate delivers the requisite certifications to the Depositary and otherwise satisfies the requirements of the Deposit Agreements. The Company does not otherwise permit its affiliates to deposit the Company's ordinary shares against the issuance of Regulation S GDRs unless they certify to the Depositary that they have sold or irrevocably agreed to sell the Regulation S GDRs to be issued in respect of the Shares so deposited in a transaction meeting the requirements of Regulation S, and deliver the other requisite certifications to the Depositary.

The requirements for such deposits and exchanges of GDRs by the Company's affiliates are more fully described in the Deposit Agreements.

Voting Rights

A Holder generally has the right under the Deposit Agreements to instruct the Depositary to exercise the voting rights for the Shares represented by that Holder's GDRs other than when such GDRs shall be deemed to be issued on a provisional basis. See "—Filing of Placement Notice". The voting rights of holders of the Company's ordinary shares are described in "Description of Share Capital and Certain Requirements of Russian Legislation".

Upon the Company's timely written request, and provided no U.S., Russian or English legal prohibitions (including, without limitation, the listing and prospectus rules of the UK Financial Services Authority and the admission and disclosure standards of the London Stock Exchange or the rules of Russian stock exchanges on which the Shares are listed or admitted to trading) exist, the Depositary will distribute to the Holder any notice of shareholders' meetings or solicitation of consents or proxies from holders of the Company's ordinary shares received from the Company together with information explaining how to instruct the Depositary to exercise the voting rights of the Shares represented by the GDRs.

If the Depositary timely receives voting instructions from a holder of GDRs in the manner specified by the Depositary, it will endeavour—insofar as practicable and permitted under applicable law, the provisions of the applicable Deposit Agreement, the Company's charter and the terms of the the Company's ordinary shares—to vote or cause the Custodian to vote the Company's ordinary shares represented by that holder's GDRs in accordance with such voting instructions. Russian securities regulations expressly permit a Depositary to split the vote of Shares registered in its name in accordance with the instructions from GDR holders. However, because the Depositary does not have express statutory authority to split the vote with respect to the the Company's ordinary shares in accordance with instructions from GDR holders, and given the untested nature of such securities regulations, the Depositary may refrain from voting at all unless all GDR holders have instructed it to vote the the Company's ordinary shares in the same manner. Consequently, a Holder may have significant difficulty in exercising voting rights with respect to the underlying the Company's ordinary shares. See "Risk Factors—Risks Relating to the the Company's ordinary shares, the GDRs and the Trading Market—Voting rights with respect to the Shares represented by the GDRs are limited by the terms of the Deposit Agreements for the GDRs and relevant requirements of Russian law".

Neither the Depositary nor the Custodian will, under any circumstances, exercise any discretion as to voting, vote any number of the Company's ordinary shares other than an integral number thereof or vote the Company's ordinary shares in a manner that would be inconsistent with any applicable law, and neither the Depositary nor the Custodian will vote, or attempt to exercise the right to vote, the Company's ordinary shares except pursuant to and in accordance with instructions from holders of the GDRs. If the Depositary timely receives voting instructions from a holder of GDRs which fail to specify the manner in which the Depositary is to vote the the Company's ordinary shares represented by such holder's GDRs, the Depositary will deem the holder to have

instructed the Depositary not to vote the Company's ordinary shares with respect to the items for which no instruction was given. The Company's ordinary shares represented by GDRs for which no specific voting instructions are received by the Depositary shall not be voted.

Notwithstanding anything else contained in the Deposit Agreements, the Depositary shall not have any obligation to take any action with respect to any meeting, or solicitation of consents or proxies, of holders of the Company's ordinary shares if the taking of such action would violate U.S., Russian or English legal prohibitions, including, without limitation, the listing rules and prospectus rules of the UK Financial Services Authority and the admission and disclosure standards of the London Stock Exchange and the rules of Russian stock exchanges on which the Company's ordinary shares are listed. The Company has agreed in the Deposit Agreements that it shall not establish internal procedures that would prevent the Depositary from complying with, or that are inconsistent with, the terms and conditions of the sections of the Deposit Agreements which deal with voting.

The ability of the Depositary to carry out voting instructions may be limited by practical, legal and regulatory limitations and the terms of the securities on deposit. The Company cannot assure Holders that they will receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received from GDR holders will not be voted. See "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market—Voting rights with respect to the Shares represented by the GDRs are limited by the terms of the Deposit Agreements for the GDRs and relevant requirements of Russian law".

Fees and Charges

Under the Deposit Agreements, the Depositary shall be entitled to charge the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the holders, beneficial owners and persons depositing the Company's ordinary shares or surrendering GDRs for cancellation in respect of its services under the Deposit Agreements:

(i) for the issue of GDRs or the cancellation of GDRs upon the withdrawal of Deposited Securities: up to U.S.$0.05 per GDR issued or cancelled (except for issuances and cancellations covered by paragraph (ix) below);

(ii) for the issue of GDR Certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR Certificates: a sum per GDR Certificates which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii) for issuing GDR Certificates in definitive registered form (other than pursuant to paragraph (ii) above): a sum per GDR Certificates which is determined by the Depositary to be a reasonable charge to reflect the work, costs (including, but not limited to, printing costs) and expenses involved;

(iv) for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Securities: a fee of up to U.S.$0.02 per GDR for each such dividend or distribution;

(v) in respect of any issue of rights or distribution of the Company's ordinary shares (whether or not evidenced by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend, ratio change or other distribution (except where converted to cash): up to U.S.$0.05 per GDR for each such issue of rights, dividend or distribution;

(vi) for the operation and maintenance costs associated with the administration of the GDRs: an annual fee of U.S.$0.02 per GDR; *provided, however*, that if the Depositary imposes a fee under this clause (vi), then the total of fees assessed under this clause (vi) combined with the total of fees assessed under clause (iv) shall not exceed in the aggregate U.S.$0.02 per GDR in any calendar year;

(vii) for the expenses incurred by the Depositary, the Custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository for the Russian Federation: an annual fee of U.S.$0.01 per GDR (such fee to be assessed against Holders of record as at the date or dates set by the Depositary as it sees fit and collected at the sole discretion of the Depositary by billing such Holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions);

(viii) for the issue of GDRs pursuant to a change for any reason in the number of the Company's ordinary shares represented by each GDR, regardless of whether or not there has been a deposit of the Company's ordinary shares to the Custodian or the Depositary for such issuance: a fee of up to U.S.$0.05 per GDR (or portion thereof); and

(ix) for transferring interests from and between the Regulation S GDRs and the Rule 144A GDRs: a fee of up to U.S.$0.05 per GDR.

Charges

The Holders, beneficial owners, persons depositing the Company's ordinary shares for deposit and persons surrendering GDRs for cancellation and for the purpose of withdrawing Deposited Securities shall be responsible for the following charges:

(i) taxes (including applicable interest and penalties) and other governmental charges;

(ii) such registration fees as may from time to time be in effect for the registration of the Company's ordinary shares or other Deposited Securities on the share register and applicable to transfers of the Company's ordinary shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii) such facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreements to be at the expense of the person depositing or withdrawing the Company's ordinary shares or Holders and beneficial owners of GDRs;

(iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency; and

(v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations applicable to Shares, Deposited Securities, GDRs and GDR Certificates.

The Company has agreed to pay certain other charges and expenses of the Depositary. Note that the fees and charges that a Holder may be required to pay may vary over time and may be changed upon agreement between the Company and the Depositary. Holders of GDRs will receive prior notice of such changes. The Depositary will provide, without charge, a copy of its latest fee schedule to anyone upon request.

Amendments and Termination

The Company may agree with the Depositary to modify the Deposit Agreements at any time without the Holder's prior consent. The Company undertakes to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the Deposit Agreements or that shall impose or increase fees or charges (other than charges in connection with foreign exchange control regulations and taxes and other governmental charges, delivery expenses and other such expenses). The Company will not consider to be materially prejudicial to a Holder's substantial rights, among other things, any amendments or supplements that are reasonably necessary for the GDRs or the Company's ordinary shares to be settled solely in book-entry form, in each case without imposing or increasing the fees and charges a Holder is required to pay. In addition, the Company may not be able to provide a Holder with prior notice of any amendments or supplements that are required to accommodate compliance with applicable provisions of law.

A Holder will be bound by the modifications to the Deposit Agreements if that Holder continues to hold its GDRs after the modifications to the applicable Deposit Agreements become effective.

The Deposit Agreements cannot be amended to prevent a Holder from withdrawing the Shares represented by that Holder's GDRs. Notwithstanding any such restriction on amendments or supplements to the Deposit Agreements, the Company and the Depositary may at any time amend or supplement the Deposit Agreements or the GDR Certificates in order to comply with mandatory provisions of applicable laws, rules or regulations, and such amendments or supplements may become effective before notice thereof is given to holders or within any other period required to comply with such laws, rules or regulations.

The Company has the right to direct the Depositary to terminate the Deposit Agreements. Similarly, the Depositary may in certain circumstances on its own initiative terminate the Deposit Agreements. In addition, the Depositary may resign, with such resignation to take effect upon the earlier of 90 days notice or the acceptance of appointment by a successor depositary, or the Company may remove the Depositary, with such removal to take effect upon the later of 90 days notice or the acceptance of appointment by a successor depositary, and if in either such case no successor depositary shall have accepted appointment by the Company, then the Depositary may terminate the Deposit Agreements. In either case, the Depositary must give notice to the holders of the GDRs at least 30 days before termination.

Upon termination, the following will occur under the Deposit Agreements:

- for a period of six months after termination, a Holder will be able to request the cancellation of that Holder's GDRs and the withdrawal of the Company's ordinary shares represented by the Holder's GDRs and the delivery of all other property held by the Depositary in respect of those Shares on the

same terms as prior to the termination, including the payment of any applicable taxes or governmental charges. During such six months' period the Depositary will continue to collect all distributions received on the Shares on deposit (i.e., dividends) but will not distribute any such property to the Holder until the Holder requests the cancellation of its GDRs.

- after the expiration of such a six-month period, the Depositary may sell the securities held on deposit. The Depositary will hold uninvested the net proceeds from such sale and any other funds then held for the pro rata benefit of the Holders of GDRs in an unsegregated, non-interest bearing account, without liability for interest. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the Holders of GDRs still outstanding, net of fees, expenses, taxes and governmental charges payable by Holders under the terms of the Deposit Agreements.

Books of Depositary

The Depositary will maintain GDR holder records at its principal office in New York and, if no book-entry settlement system is available for the relevant GDRs, at its principal office in London as well. The Depositary shall not maintain a register in the United Kingdom in respect of any GDRs for the purposes of section 99(4) of the UK Finance Act 1986. A Holder may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the GDRs and the Deposit Agreements.

The Depositary will maintain facilities in New York and London to record and process the issuance, cancellation, combination, split-up and transfer of GDRs, provided that such transfers shall only be effective when registered by the Registrar. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices to Shareholders

The Company will promptly transmit to the Depositary those communications that the Company makes generally available to the Company's shareholders. If those communications were not originally in English, the Company will translate them. Upon the Company's request and at the Company's expense, the Depositary will arrange for the mailing of copies of such communications to all GDR holders and will make a copy of such communications available for inspection at its principal offices in New York and London.

Limitations on Obligations and Liabilities

The Deposit Agreements limit the Company's obligations and the Depositary's obligations to Holders. Please note the following:

- The Company and the Depositary are obligated only to take the actions specifically stated in the Deposit Agreements without negligence or bad faith.
- Neither the Company nor the Depositary, nor any of the Company's or the Depositary's respective controlling persons or agents, shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Shares or in respect of the GDR certificates, which in the Company's or the Depositary's respective opinion may involve the Company or the Depositary (as the case may be) in expense or liability, unless an indemnity satisfactory to the Company or the Depositary (as the case may be) against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary).
- The Depositary and its agents disclaim any liability for any failure to carry out voting instructions to vote any undeposited securities, for any manner in which a vote is cast or for the effect of any vote, provided it acts without negligence and in good faith and in accordance with the terms of the Deposit Agreements.
- The Depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any information submitted by the Company to it for distribution to Holders or for the accuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for any tax consequences that result from the ownership of the deposited securities or the GDRs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the Deposit Agreements or for the failure or timeliness of any of the Company's notices.

- The Depositary and the Custodian disclaim any liability with respect to Russia's system of share registration and custody, including any liability in respect of the unavailability of the Company's ordinary shares or other deposited securities (or any distribution in respect thereof).
- The Company and the Depositary agree that neither the Depositary nor the Custodian assumes any obligation or responsibility to make any payments for, nor shall either of them be subject to any liability under the Deposit Agreements or otherwise for nonpayment for, any of the Company's ordinary shares newly issued and placed by the Company or sold by any selling shareholders in the Offering.
- The Depositary disclaims any liability for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary.
- The Company and the Depositary, and the Company and the Depositary's respective affiliates and the officers, directors, employees, agents and advisors of any of the foregoing will not be obligated to do or perform any act that is inconsistent with the provisions of the Deposit Agreements.
- The Company and the Depositary, and the Company and the Depositary's respective affiliates and the officers, directors, employees, agents and advisors of any of the foregoing disclaim any liability if the Company are prevented or forbidden from or delayed in doing or performing any act or thing required by the terms of the Deposit Agreements by reason of any provision of any present or future law or regulation of any applicable jurisdiction, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or any provision, present or future, of the Company's charter, any provision of or governing any securities on deposit or by reason of any act of God or war or other circumstances beyond the Company's control (including, without limitation, nationalisation, expropriation, currency restrictions, work stoppage, strikes, civil unrest, acts of terrorism, revolutions, rebellions, explosions and computer failure).
- The Company and the Depositary, and the Company and the Depositary's respective affiliates and the officers, directors, employees, agents and advisors of any of the foregoing disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreements or in the Company's charter or in any provisions of securities on deposit.
- The Company and the Depositary, and the Company and the Depositary's respective affiliates and the officers, directors, employees, agents and advisors of any of the foregoing further disclaim any liability for any action or inaction in reliance in good faith on the advice or information received from legal counsel, accountants, any person presenting the Company's ordinary shares for deposit, any holder of GDRs, any beneficial owner or authorised representative thereof or any other person believed in good faith to be competent to give such advice or information.
- The Company and the Depositary, and the Company and the Depositary's respective affiliates and the officers, directors, employees, agents and advisors of any of the foregoing also disclaim liability for the inability by a holder or any beneficial owner to benefit from any distribution, offering, right or other benefit which is made available to holders of the Company's ordinary shares but is not, under the terms of the Deposit Agreements, made available to Holders of the GDRs.
- The Company and the Depositary and their respective controlling persons and agents and the Custodian may rely and shall be protected in acting upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
- The Company and the Depositary, and the Company and the Depositary's respective affiliates and the officers, directors, employees, agents and advisors of any of the foregoing also disclaim any liability for indirect, special, consequential or punitive damages for any breach of the terms of the applicable Deposit Agreement.
- The Depositary disclaims liability for any actions taken in accordance with the Company's instructions to take action with respect to the ownership interest of any Holder or beneficial owner in excess of the limits applicable to the Company's ordinary shares under applicable law or the charter.

Indemnification

The Depositary has agreed to indemnify the Company and the Company's directors, officers, employees, agents and affiliates against, and hold each of the Company harmless from, any direct loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel)

which may arise out of acts performed or omitted by the Depositary or (if, and only if, the Custodian is a branch or subsidiary of Deutsche Bank AG at the time of such act or omission) the Custodian under the Deposit Agreements due to the negligence or bad faith of the Depositary or the Custodian.

The Company has agreed to indemnify the Depositary, the Custodian and any of their respective directors, officers, employees, agents and affiliates against, and hold each of these parties harmless from, any direct loss, liability, tax, charge or expense of any kind whatsoever (including the reasonable fees and expenses of counsel) that may arise, *inter alia*, (i) out of any issuance, offer or sale of the GDRs or the Company's ordinary shares, (ii) out of any Offering document in respect thereof, except to the extent of information provided by the Depositary concerning itself that is required by Item 26 of Annex X to the EU Commission Regulation (EC) No. 809/2004 to be included in a prospectus relating to depositary receipts, or (iii) out of acts performed or omitted in accordance with the provisions of the Deposit Agreements, in any such case by the Depositary, the Custodian or any of their respective directors, officers, employees, agents and affiliates, except to the extent such loss, liability, tax, charge or expense is due to the negligence or bad faith of any of them, or by the Company or any of the Company's directors, officers, employees, agents and affiliates, or (iv) out of the unavailability of deposited securities or the failure to make any distribution with respect thereto in the case of certain situations.

Pre-Release Transactions

The Depositary may, in certain circumstances, issue GDRs before receiving a deposit of the Company's ordinary shares or release the Company's ordinary shares before receiving GDRs for cancellation. These transactions are commonly referred to as "pre-release transactions". The Deposit Agreements limit the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (*i.e.* the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The Depositary may retain the compensation received from the pre-release transactions.

Taxes

A Holder will be responsible for the taxes and other governmental charges payable on the GDRs and the securities represented by the GDRs. The Company, the Depositary and the Custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all of the Company's ordinary shares on deposit to pay any such taxes and governmental charges payable by holders. A Holder will be liable for any deficiency if the sale proceeds do not cover the taxes and charges that are due.

The Depositary may refuse to issue GDRs, to deliver, transfer, split and combine GDRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The Depositary and the Custodian are not obligated to take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on a Holder's behalf. However, a Holder may be required to provide to the Depositary and to the Custodian proof of taxpayer status and residence and such other information as the Depositary and the Custodian may require to fulfill legal obligations.

The Depositary is under no obligation to provide Holders with any information about the Company's tax status. The Depositary shall not incur any liability for any tax consequences that may be incurred by a Holder on account of that Holder's ownership of the GDRs, including without limitation by virtue of the Company's tax status.

By purchasing GDRs, a Holder agrees to indemnify the Depositary, the Company, the Custodian and any of their or the Company's agents, officers, employees and affiliates for, and to hold each of these parties and the Company harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for that Holder as a GDR holder.

Disclosure of Interests and Compliance

By purchasing GDRs, a Holder agrees to comply with requests from the Company or the Depositary pursuant to Russian law, the rules and requirements of the Russian stock exchanges, any other stock exchange on which the Company's ordinary shares are, or may be, registered, traded or listed, or the Company's charter, which are made to provide information, *inter alia*, as to the capacity in which that Holder holds or owns a beneficial interest in the GDRs (and the Company's ordinary shares, as the case may be) and regarding the identity of any other person interested in such GDRs, the nature of such interest and various related matters, whether or not the Holder is a holder or owner of a beneficial interest in the GDRs at the time of such request.

The Depositary shall be entitled to provide to the FSFM or other relevant Russian state authorities of competent jurisdiction, directly or through the Company, to the extent reasonably necessary to satisfy the requirements of Russian law, information or documents (in the form of copies or originals) concerning Holders and beneficial owners. However, the Depositary has no responsibility for or liability arising out of or in connection with any inaccuracies or misstatements in or misleading omissions from any information or documents furnished to it directly or indirectly by or on behalf of the Holders and beneficial owners.

Holders and beneficial owners shall make all necessary notifications or filings and shall obtain, maintain, extend or renew all necessary approvals to, with or from the FAS or other relevant Russian state authorities of competent jurisdiction, and shall take such other actions, as may be necessary to satisfy the applicable requirements of Russian law or regulation.

Foreign Currency Conversion

The Depositary will arrange for the conversion into U.S. dollars of all foreign currency received if such conversion is in the reasonable judgement of the Depositary practicable, and it will distribute the U.S. dollars in accordance with the terms of the Deposit Agreements. A Holder will have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

The Depositary may, but is not obliged to, make any filing with any governmental authority required to obtain an approval or licence necessary for any conversion of any foreign currency into or distribution of U.S. dollar funds. If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or, in the reasonable opinion of the Depositary, not obtainable at a reasonable cost or within a reasonable period, the Depositary may take the following actions in its discretion:

- Convert the foreign currency to the extent practicable and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practicable.
- Distribute the foreign currency to holders for whom the distribution is lawful and practicable.
- Hold the foreign currency (without liability for interest thereon) for the applicable holders.

The Depositary will not invest the currency it cannot convert and it will not be liable for any interest thereon. If exchange rates fluctuate during a time when the Depositary cannot convert the rubles, a Holder may lose some or all of the value of the distribution.

Governing Law and Arbitration of Disputes

Although New York law has been chosen to govern the construction and interpretation of the Deposit Agreements and the GDRs, the rights of holders of the Shares and other deposited securities and the Company's obligations and duties in respect of such holders shall be governed by the laws of Russia (or such other jurisdiction's laws as may govern the deposited securities).

Under the terms of the Deposit Agreements owners of GDRs agree that any dispute, controversy or cause of action against the Company and/or the Depositary in respect of the GDRs, the Deposit Agreements, the Shares or other deposited securities or any transaction contemplated therein will be referred to, and resolved by, binding arbitration in accordance with the rules of the London Court of International Arbitration in proceedings in London, England, as more fully described in the Deposit Agreements.

EACH PARTY TO THE DEPOSIT AGREEMENTS, INCLUDING, FOR AVOIDANCE OF DOUBT, EACH HOLDER AND BENEFICIAL OWNER OF GDRs, IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS RULE 144A DEPOSIT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTIONS, SUITS OR PROCEEDINGS BROUGHT IN ANY ARBITRATION OR COURT AS PROVIDED IN THE GDRs, AND HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH ARBITRATION OR COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH ARBITRATION OR COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY TO THE DEPOSIT AGREEMENTS (INCLUDING FOR AVOIDANCE OF DOUBT EACH HOLDER AND BENEFICIAL OWNER) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO ASSERT ANY RIGHT IT MAY HAVE TO COMMENCE, MAINTAIN OR SEEK TO MAINTAIN ANY CLASS ACTION, CLASS SUIT OR CLASS PROCEEDING, IN ANY COURT OR ARBITRATION, ARISING OUT OF OR RELATING TO THE SHARES OR OTHER DEPOSITED SECURITIES, GDRs OR THE DEPOSIT AGREEMENTS, OR ANY TRANSACTION CONTEMPLATED THEREIN, OR THE BREACH HEREOF OR THEREOF, INCLUDING WITHOUT LIMITATION ANY QUESTION REGARDING EXISTENCE, VALIDITY OR TERMINATION.

Russian Share Register

The Company has appointed Open Joint Stock Company "Central Moscow Depository" as the registrar of the Company's Shares in Russia and the Company has agreed to continue such appointment so long as the GDRs remain outstanding or any of the Deposit Agreements remain in force.

The Company has agreed in the Deposit Agreements to:

- take any and all actions reasonably required to ensure the accuracy and completeness of all of the information contained in the register of shareholders maintained by the share registrar;
- provide or use its reasonable efforts to cause the share registrar to provide unrestricted access by the Depositary and the Custodian to the register of shareholders during ordinary business hours in Moscow, Russia, (and not less than monthly) so as to permit verification of the registration of the Company's ordinary shares represented by the GDRs in the name of the Depositary or the Custodian or their respective nominees;
- use its reasonable efforts to cause the share registrar to promptly notify the Depositary (i) of any material and uncured breaches by the share registrar of the terms of the Deposit Agreements, and (ii) any time the share registrar will no longer be able materially to comply with, or has engaged in conduct that indicates it will not materially comply with, the provisions of the Deposit Agreements relating to it;
- use its reasonable efforts to cause the share registrar to promptly (and, in any event, within 3 business days in Moscow, Russia, of receipt by the share registrar of such documentation as may be required by applicable law and regulation and the reasonable and customary internal regulations of the share registrar, or as soon as practicable thereafter) re-register the Company's ordinary shares being deposited into or withdrawn from the GDR facilities; and
- use its reasonable efforts to cause the share registrar to promptly notify the Depositary in writing (i) of any alleged unlawful elimination of shareholders from the shareholder register (or any alleged unlawful alteration of shareholder records), (ii) of any alleged unlawful refusal to register shares, and (iii) any time the share registrar holds the Company's ordinary shares for its own account.

In the Deposit Agreements, the Company has agreed to assume sole liability for any one or more of the following:

- any act or failure to act of the share registrar (other than as a result of any act or failure to act by the Depositary or the Custodian or their respective directors, employees, agents or affiliates);
- unavailability of the Company's ordinary shares on deposit under the terms of the Deposit Agreements; and
- failure of the Depositary to make any distributions contemplated by the Deposit Agreements as a result of the Company's actions or those of the Company's agents, the actions of the share registrar (other than as a result of any act or failure to act by the Depositary or the Custodian or their respective directors, employees, agents or affiliates), and actions of the Company's present or future charter (or other instrument governing the deposited securities), or any provisions of any securities the Company issues or distributes or any related distribution or Offering.

The Depositary has agreed, for the benefit of the owners of GDRs, to confirm not less frequently than monthly, the number of the Company's ordinary shares identified on the share register as being on deposit pursuant to the terms of the Deposit Agreements. The Company has agreed with the Depositary that the Custodian shall maintain custody of all duplicate share extracts (or other evidence of verification) provided to the Depositary, the Custodian or their respective agents, and that any known material discrepancies between the

records of the Depositary and the Custodian, on the one hand, and the records of the share registrar, on the other hand, will be brought to the Company's attention promptly. The Company will use its reasonable efforts to cause the share registrar to reconcile any discrepancies and to effectuate the requisite corrections to the share register. In the event the Company is unable to obtain such reconciliation of records and the discrepancy exceeds 0.5% of the number of the Company's ordinary shares identified on the records of the Depositary or the Custodian as being on deposit under the terms of any one of the Deposit Agreements, the Company will give notice thereof to the owners of GDRs (through the Depositary) and the Depositary shall cease issuance of new GDRs until the records have been appropriately reconciled.

U.S. Securities Act and Other Legends

Legends for Rule 144A GDRs

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORISED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE DEPOSITARY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORISED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORISED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

DEUTSCHE BANK TRUST COMPANY AMERICAS, A BANKING CORPORATION ORGANISED AND EXISTING UNDER THE LAWS OF THE STATE OF NEW YORK, UNITED STATES OF AMERICA, AS DEPOSITARY (THE "DEPOSITARY"), HEREBY CERTIFIES THAT CEDE & CO., AS NOMINEE OF THE DEPOSITORY TRUST COMPANY ("DTC"), IS THE RECORD OWNER OF THE NUMBER OF RULE 144A GDRs INDICATED ON THE RECORDS OF THE DEPOSITARY, REPRESENTING DEPOSITED VALIDLY ISSUED AND FULLY PAID SHARES, OR EVIDENCE OF RIGHTS TO RECEIVE SUCH SHARES ("SHARES"), OF JSC "OGK-2", AN OPEN JOINT STOCK COMPANY ORGANISED UNDER THE LAWS OF THE RUSSIAN FEDERATION (THE "COMPANY"). AT THE DATE HEREOF, EACH RULE 144A GDR SHALL REPRESENT 100 (ONE HUNDRED) SUCH SHARES DEPOSITED UNDER THE RULE 144A DEPOSIT AGREEMENT (AS HEREINAFTER DEFINED) WITH THE CUSTODIAN, WHICH AT THE DATE OF THE EXECUTION OF THE RULE 144A DEPOSIT AGREEMENT IS DEUTSCHE BANK LTD. (THE "CUSTODIAN").

NEITHER THIS RULE 144A GDR CERTIFICATE, NOR THE RULE 144A GDRs EVIDENCED HEREBY, NOR THE SHARES REPRESENTED THEREBY HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. ANY OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THIS RULE 144A GDR CERTIFICATE, THE RULE 144A GDRs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY IS SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS. THE HOLDERS AND BENEFICIAL OWNERS HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING THIS RULE 144A GDR CERTIFICATE AND THE RULE 144A GDRs EVIDENCED HEREBY, ACKNOWLEDGE THAT SUCH RULE 144A GDR CERTIFICATE, THE RULE 144A GDRs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREE FOR THE BENEFIT OF THE COMPANY AND THE DEPOSITARY THAT THIS RULE 144A GDR CERTIFICATE, THE RULE 144A GDRs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE LAWS OF THE STATES, TERRITORIES AND POSSESSIONS OF THE UNITED STATES GOVERNING THE OFFER AND SALE OF SECURITIES AND ONLY (1) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) TO A PERSON WHOM THE HOLDER AND THE BENEFICIAL OWNER REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT.

NEITHER THE HOLDER NOR THE BENEFICIAL OWNER OF SHARES RECEIVED UPON CANCELLATION OF ANY RULE 144A GDR MAY DEPOSIT OR CAUSE TO BE DEPOSITED SUCH SHARES INTO ANY DEPOSITARY RECEIPT FACILITY ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK, OTHER THAN A RULE 144A RESTRICTED DEPOSITARY RECEIPT FACILITY, SO LONG AS SUCH SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALE OF THE SHARES OR THE RULE 144A GDRs.

EACH HOLDER AND BENEFICIAL OWNER, BY ITS ACCEPTANCE OF THIS RULE 144A GDR CERTIFICATE OR A BENEFICIAL INTEREST IN THE RULE 144A GDRs EVIDENCED HEREBY, AS THE CASE MAY BE, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING.

THE COMPANY AND THE DEPOSITARY HAVE AGREED IN THE RULE 144A DEPOSIT AGREEMENT THAT NEITHER THE DEPOSITARY NOR THE CUSTODIAN ASSUMES ANY OBLIGATION OR RESPONSIBILITY TO MAKE ANY PAYMENTS FOR, NOR SHALL EITHER OF THEM BE SUBJECT TO ANY LIABILITY UNDER THE RULE 144A DEPOSIT AGREEMENT OR OTHERWISE FOR NONPAYMENT FOR, ANY SHARES NEWLY ISSUED BY THE COMPANY OR SOLD BY ANY SELLING SHAREHOLDERS IN THE INITIAL OFFERING OR ANY SUBSEQUENT OFFERING (INCLUDING ANY EXERCISE BY THE UNDERWRITERS OF AN OVER-ALLOTMENT OPTION IN CONNECTION THEREWITH).

IN CONNECTION WITH AN INITIAL OFFERING OR ANY SUBSEQUENT OFFERING WHICH INCLUDES AN OFFERING OF RULE 144A GDRs REPRESENTING SHARES NEWLY ISSUED BY THE COMPANY, THE RULE 144A GDRs EVIDENCED HEREBY ARE ISSUED ON A PROVISIONAL BASIS UNTIL RECEIPT BY THE DEPOSITARY OF WRITTEN NOTICE FROM THE COMPANY THAT, AS THE CASE MAY BE, EITHER (I) A VALID NOTICE ON PLACEMENT OF THE NEW ISSUE OF SHARES (A "PLACEMENT NOTICE") HAS BEEN FILED DULY AND TIMELY FILED WITH THE RUSSIAN FEDERAL SERVICE FOR THE FINANCIAL MARKETS ("FSFM") OR (II) A REPORT ON THE RESULTS OF THE PLACEMENT OF THE NEW ISSUE OF SHARES (A "PLACEMENT REPORT") HAS BEEN REGISTERED BY THE FSFM. PRIOR TO RECEIPT BY THE DEPOSITARY OF SUCH WRITTEN NOTICE FROM THE COMPANY OR, IF LATER, THE MOSCOW BUSINESS DAY NEXT FOLLOWING A DUE AND TIMELY FILING OF A VALID PLACEMENT NOTICE WITH THE FSFM, NOTWITHSTANDING ANYTHING IN THIS RULE 144A GDR CERTIFICATE OR THE RULE 144A DEPOSIT AGREEMENT TO THE CONTRARY, THE DEPOSITARY SHALL NOT, EXCEPT AS SPECIFICALLY DESCRIBED BELOW, DELIVER ANY SHARES PURSUANT TO PARAGRAPH 2 OF THIS RULE 144A GDR CERTIFICATE OR SECTION 2.7 OF THE RULE 144A DEPOSIT AGREEMENT AND THE DEPOSITARY SHALL NOT VOTE, OR CAUSE TO BE VOTED, SECURITIES DEPOSITED THEREUNDER, AND HOLDERS SHALL NOT BE ENTITLED TO GIVE VOTING INSTRUCTIONS, AS CONTEMPLATED BY PARAGRAPH 19 OF THIS RULE 144A GDR CERTIFICATE OR SECTION 4.10 OF THE RULE 144A DEPOSIT AGREEMENT.

IF (I) THE COMPANY DID NOT HAVE A RIGHT TO FILE, OR HAVING SUCH A RIGHT, FAILED TO DULY AND TIMELY FILE A VALID PLACEMENT NOTICE WITH THE RUSSIAN FEDERAL SERVICE FOR THE FINANCIAL MARKETS, AND (II) A PLACEMENT REPORT REQUIRED TO BE REGISTERED WITH THE RUSSIAN FEDERAL SERVICE FOR THE FINANCIAL MARKETS HAS NOT BEEN SO REGISTERED ON OR BEFORE THE DATE WHICH IS 60 DAYS AFTER THE CLOSING DATE FOR SUCH OFFERING (OR SUCH LATER DATE AS THE COMPANY, THE SELLING SHAREHOLDERS (IF ANY) AND THE JOINT GLOBAL COORDINATORS PARTICIPATING IN SUCH OFFERING MAY AGREE), THEN UPON WRITTEN NOTICE BY A REPRESENTATIVE OF THE JOINT GLOBAL COORDINATORS FOR SUCH OFFERING, THE PROCEEDS OF SUCH OFFERING SHALL BE DELIVERED TO THE DEPOSITARY AND FROM THE TIME OF ITS RECEIPT OF SUCH PROCEEDS THE RULE 144A GDRs ISSUED IN CONNECTION WITH SUCH OFFERING WILL REPRESENT THE RIGHT TO RECEIVE A PROPORTIONAL INTEREST IN THE FUNDS SO RECEIVED. THE FUNDS SO RECEIVED BY THE DEPOSITARY IN ANY CURRENCY OTHER THAN U.S. DOLLARS WILL BE CONVERTED INTO U.S. DOLLARS (AT MARKET RATES THEN AVAILABLE) AND DISTRIBUTED TO THE THEN HOLDERS OF THE RELEVANT RULE 144A GDRs, IN EACH CASE ON THE TERMS OF THE RULE 144A DEPOSIT AGREEMENT. SUCH RULE 144A GDRs WILL BE CANCELLED BY THE DEPOSITARY UPON DISTRIBUTION OF THE PROPORTIONAL INTERESTS IN THE FUNDS SO RECEIVED, CONVERTED (IF NECESSARY) AND DISTRIBUTED TO THE HOLDERS OF SUCH RULE 144A GDRs. THE FUNDS SO RECEIVED, CONVERTED (IF NECESSARY) AND DISTRIBUTED TO

HOLDERS OF SUCH RULE 144A GDRs MAY BE LESS THAN THE PRICE AT WHICH SUCH RULE 144A GDRs HAVE BEEN SOLD BY THE COMPANY OR THE SELLING SHAREHOLDERS (IF ANY) OR PURCHASED BY THE HOLDER THEREOF, AND SUCH DISTRIBUTION MAY BE SUBJECT TO WITHHOLDING TAXES OR DELAYS.

THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING RULE 144A GDRs REPRESENTED BY THIS CERTIFICATE, AGREES, FOR THE BENEFIT OF THE COMPANY AND THE DEPOSITARY, THAT THE RULE 144A GDRs REPRESENTED HEREBY MAY NOT AT ANY TIME BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED TO ANY PERSON LOCATED IN RUSSIA, RESIDENTS OF RUSSIA, OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, SUCH PERSONS, UNLESS AND TO THE EXTENT OTHERWISE PERMITTED UNDER RUSSIAN LAW.

IT IS EXPECTED THAT THE SHARES DEPOSITED HEREUNDER WILL BE REGISTERED ON THE SHARE REGISTER MAINTAINED BY THE RUSSIAN SHARE REGISTRAR OF THE COMPANY IN THE NAME OF DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY, OR ITS NOMINEE, OR OF THE CUSTODIAN, OR ITS NOMINEE. HOLDERS AND BENEFICIAL OWNERS SHOULD BE AWARE, HOWEVER, THAT RUSSIA'S SYSTEM OF SHARE REGISTRATION AND CUSTODY CREATES RISKS OF LOSS THAT ARE NOT NORMALLY ASSOCIATED WITH INVESTMENTS IN OTHER SECURITIES MARKETS. THE DEPOSITARY WILL NOT BE LIABLE FOR THE UNAVAILABILITY OF SHARES OR FOR THE FAILURE TO MAKE ANY DISTRIBUTION OF CASH OR PROPERTY WITH RESPECT THERETO AS A RESULT OF SUCH UNAVAILABILITY.

THE DEPOSITARY HAS BEEN ADVISED BY RUSSIAN COUNSEL THAT COURTS IN THE RUSSIAN FEDERATION ARE NOT REQUIRED TO RECOGNISE OR ENFORCE JUDGMENTS OBTAINED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK.

Legends for Regulation S GDRs

DEUTSCHE BANK TRUST COMPANY AMERICAS, A BANKING CORPORATION ORGANISED AND EXISTING UNDER THE LAWS OF THE STATE OF NEW YORK, UNITED STATES OF AMERICA, AS DEPOSITARY (THE "DEPOSITARY"), HEREBY CERTIFIES THAT BT GLOBENET NOMINEES LIMITED, AS NOMINEE OF DEUTSCHE BANK AG, LONDON BRANCH, AS COMMON DEPOSITARY FOR EUROCLEAR AND CLEARSTREAM, IS THE RECORD OWNER OF THE NUMBER OF REGULATION S GDRs INDICATED ON THE RECORDS OF THE DEPOSITARY, REPRESENTING DEPOSITED VALIDLY ISSUED AND FULLY PAID SHARES, OR EVIDENCE OF RIGHTS TO RECEIVE SUCH SHARES ("SHARES"), OF JSC "OGK-2", AN OPEN JOINT STOCK COMPANY ORGANISED UNDER THE LAWS OF THE RUSSIAN FEDERATION (THE "COMPANY"). AT THE DATE HEREOF, EACH REGULATION S GDR SHALL REPRESENT 100 (ONE HUNDRED) SHARES DEPOSITED UNDER THE REGULATION S DEPOSIT AGREEMENT (AS HEREINAFTER DEFINED) WITH THE CUSTODIAN, WHICH AT THE DATE OF THE EXECUTION OF THE REGULATION S DEPOSIT AGREEMENT IS DEUTSCHE BANK LTD (THE "CUSTODIAN").

NEITHER THIS REGULATION S GDR CERTIFICATE, NOR THE REGULATION S GDRs EVIDENCED HEREBY, NOR THE SHARES REPRESENTED THEREBY HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE HOLDERS AND THE BENEFICIAL OWNERS HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING THIS REGULATION S GDR CERTIFICATE AND THE REGULATION S GDRs EVIDENCED HEREBY, ACKNOWLEDGE THAT SUCH REGULATION S GDR CERTIFICATE, THE REGULATION S GDRs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREE FOR THE BENEFIT OF THE COMPANY AND THE DEPOSITARY THAT THIS REGULATION S GDR CERTIFICATE, THE REGULATION S GDRs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE LAWS OF THE STATES, TERRITORIES AND POSSESSIONS OF THE UNITED STATES GOVERNING THE OFFER AND SALE OF SECURITIES.

EACH HOLDER AND BENEFICIAL OWNER, BY ITS ACCEPTANCE OF THIS REGULATION S GDR CERTIFICATE OR A BENEFICIAL INTEREST IN THE REGULATION S GDRs EVIDENCED HEREBY, AS THE CASE MAY BE, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING.

THE COMPANY AND THE DEPOSITARY HAVE AGREED IN THE REGULATION S DEPOSIT AGREEMENT THAT NEITHER THE DEPOSITARY NOR THE CUSTODIAN ASSUMES ANY OBLIGATION OR RESPONSIBILITY TO MAKE ANY PAYMENTS FOR, NOR SHALL EITHER OF THEM BE SUBJECT TO ANY LIABILITY UNDER THE REGULATION S DEPOSIT AGREEMENT OR OTHERWISE FOR NONPAYMENT FOR, ANY SHARES NEWLY ISSUED BY THE COMPANY OR SOLD BY ANY SELLING SHAREHOLDERS IN THE INITIAL OFFERING OR ANY SUBSEQUENT OFFERING (INCLUDING ANY EXERCISE BY THE UNDERWRITERS OF AN OVER-ALLOTMENT OPTION IN CONNECTION THEREWITH).

IN CONNECTION WITH AN INITIAL OFFERING OR ANY SUBSEQUENT OFFERING WHICH INCLUDES AN OFFERING OF REGULATION S GDRs REPRESENTING SHARES NEWLY ISSUED BY THE COMPANY, THE REGULATION S GDRs EVIDENCED HEREBY ARE ISSUED ON A PROVISIONAL BASIS UNTIL RECEIPT BY THE DEPOSITARY OF WRITTEN NOTICE FROM THE COMPANY THAT, AS THE CASE MAY BE, EITHER (I) A VALID NOTICE ON PLACEMENT OF THE NEW ISSUE OF SHARES (A "PLACEMENT NOTICE") HAS BEEN DULY AND TIMELY FILED WITH THE RUSSIAN FEDERAL SERVICE FOR THE FINANCIAL MARKETS ("FSFM") OR (II) A REPORT ON THE RESULTS OF THE PLACEMENT OF THE NEW ISSUE OF SHARES (A "PLACEMENT REPORT") HAS BEEN REGISTERED BY FSFM. PRIOR TO RECEIPT BY THE DEPOSITARY OF SUCH WRITTEN NOTICE FROM THE COMPANY OR, IF LATER, THE MOSCOW BUSINESS DAY NEXT FOLLOWING A DUE AND TIMELY FILING OF A VALID PLACEMENT NOTICE WITH THE FSFM, NOTWITHSTANDING ANYTHING IN THIS REGULATION S GDR CERTIFICATE OR THE REGULATION S DEPOSIT AGREEMENT TO THE CONTRARY, THE DEPOSITARY SHALL NOT, EXCEPT AS SPECIFICALLY DESCRIBED BELOW, DELIVER ANY SHARES PURSUANT TO PARAGRAPH 2 OF THIS REGULATION S GDR CERTIFICATE OR SECTION 2.7 OF THE REGULATION S DEPOSIT AGREEMENT AND THE DEPOSITARY SHALL NOT VOTE, OR CAUSE TO BE VOTED, SECURITIES DEPOSITED THEREUNDER, AND HOLDERS SHALL NOT BE ENTITLED TO GIVE VOTING INSTRUCTIONS, AS CONTEMPLATED BY PARAGRAPH 19 OF THIS REGULATION S GDR CERTIFICATE OR SECTION 4.10 OF THE REGULATION S DEPOSIT AGREEMENT.

IF (I) THE COMPANY DID NOT HAVE A RIGHT TO FILE, OR, HAVING SUCH A RIGHT, FAILED TO DULY AND TIMELY FILE, A VALID PLACEMENT NOTICE WITH FSFM, AND (II) A PLACEMENT REPORT REQUIRED TO BE REGISTERED WITH THE FSFM HAS NOT BEEN SO REGISTERED ON OR BEFORE THE DATE WHICH IS 60 DAYS AFTER THE CLOSING DATE FOR SUCH OFFERING (OR SUCH LATER DATE AS THE COMPANY, THE SELLING SHAREHOLDERS (IF ANY) AND THE JOINT GLOBAL COORDINATORS PARTICIPATING IN SUCH OFFERING MAY AGREE), UPON WRITTEN NOTICE BY A REPRESENTATIVE OF THE JOINT GLOBAL COORDINATORS FOR SUCH OFFERING, THE PROCEEDS OF SUCH OFFERING SHALL BE DELIVERED TO THE DEPOSITARY AND FROM THE TIME OF ITS RECEIPT OF SUCH PROCEEDS THE REGULATION S GDRS ISSUED IN CONNECTION WITH SUCH OFFERING WILL REPRESENT THE RIGHT TO RECEIVE A PROPORTIONAL INTEREST IN THE FUNDS SO RECEIVED. THE FUNDS SO RECEIVED BY THE DEPOSITARY IN ANY CURRENCY OTHER THAN U.S. DOLLARS WILL BE CONVERTED INTO U.S. DOLLARS (AT MARKET RATES THEN AVAILABLE) AND DISTRIBUTED TO THE THEN HOLDERS OF THE RELEVANT REGULATION S GDRS, IN EACH CASE ON THE TERMS OF THE REGULATION S DEPOSIT AGREEMENT. SUCH REGULATION S GDRS WILL BE CANCELLED BY THE DEPOSITARY UPON DISTRIBUTION OF THE PROPORTIONAL INTERESTS IN THE FUNDS SO RECEIVED, CONVERTED (IF NECESSARY) AND DISTRIBUTED TO THE HOLDERS OF SUCH REGULATION S GDRS. THE FUNDS SO RECEIVED, CONVERTED (IF NECESSARY) AND DISTRIBUTED TO HOLDERS OF SUCH REGULATION S GDRS MAY BE LESS THAN THE PRICE AT WHICH SUCH REGULATION S GDRS HAVE BEEN SOLD BY THE COMPANY OR THE SELLING SHAREHOLDERS (IF ANY) OR PURCHASED BY THE HOLDER THEREOF, AND SUCH DISTRIBUTION MAY BE SUBJECT TO WITHHOLDING TAXES OR DELAYS.

THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING REGULATION S GDRs REPRESENTED BY THIS CERTIFICATE, AGREES, FOR THE BENEFIT OF THE COMPANY AND THE DEPOSITARY, THAT THE REGULATION S GDRs REPRESENTED HEREBY MAY NOT AT ANY TIME

BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED TO ANY PERSON LOCATED IN RUSSIA, RESIDENTS OF RUSSIA, OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, SUCH PERSONS, UNLESS AND TO THE EXTENT OTHERWISE PERMITTED UNDER RUSSIAN LAW.

IT IS EXPECTED THAT THE SHARES DEPOSITED HEREUNDER WILL BE REGISTERED ON THE SHARE REGISTER MAINTAINED BY THE RUSSIAN SHARE REGISTRAR OF THE COMPANY IN THE NAME OF DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY, OR ITS NOMINEE, OR OF THE CUSTODIAN, OR ITS NOMINEE. HOLDERS AND BENEFICIAL OWNERS SHOULD BE AWARE, HOWEVER, THAT RUSSIA'S SYSTEM OF SHARE REGISTRATION AND CUSTODY CREATES RISKS OF LOSS THAT ARE NOT NORMALLY ASSOCIATED WITH INVESTMENTS IN OTHER SECURITIES MARKETS. THE DEPOSITARY WILL NOT BE LIABLE FOR THE UNAVAILABILITY OF SHARES OR FOR THE FAILURE TO MAKE ANY DISTRIBUTION OF CASH OR PROPERTY WITH RESPECT THERETO AS A RESULT OF SUCH UNAVAILABILITY.

THE DEPOSITARY HAS BEEN ADVISED BY RUSSIAN COUNSEL THAT COURTS IN THE RUSSIAN FEDERATION ARE NOT REQUIRED TO RECOGNISE OR ENFORCE JUDGMENTS OBTAINED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK.

Transfer Restrictions

Each purchaser of Shares or GDRs pursuant to Rule 144A under the U.S. Securities Act, by its acceptance of delivery of this prospectus, will be deemed to have represented, agreed and acknowledged as follows:

1. The purchaser (i) is a QIB, (ii) is aware that, and each beneficial owner of such Shares or GDRs has been advised that, the sale to it is being made in reliance on Rule 144A under the U.S. Securities Act, (iii) is acquiring such Shares or GDRs for its own account or for the account of a QIB, and (iv) if it is acquiring such Shares or GDRs for the account of one or more QIBs, has sole investment discretion with respect to each such account and has full power to make the acknowledgements, representations and agreements herein on behalf of each such account.

2. The purchaser is aware that the Shares or GDRs purchased pursuant to Rule 144A under the U.S. Securities Act have not been and will not be registered under the U.S. Securities Act and are being offered in the United States in reliance on Rule 144A only in transactions not involving any public offering in the United States and are restricted securities within the meaning of the U.S. Securities Act.

3. (A) If the purchaser is a purchaser of Shares, such purchaser acknowledges and agrees that (I) the Shares have not been and will not be registered under the U.S. Securities Act, or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, pledged or otherwise transferred except (1) in accordance with Rule 144A under the U.S. Securities Act to a person that the seller and any person acting on its behalf reasonably believes is a qualified institutional buyer within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer, (2) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the U.S. Securities Act or (3) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any state of the United States; (II) notwithstanding anything to the contrary in the foregoing, the Shares may not be deposited into any unrestricted depositary receipt facility in respect of Shares established or maintained by a depositary bank, other than a Rule 144A restricted depositary receipt facility, so long as such Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act; and (III) no representation can be made as to the availability of the exemption provided by Rule 144 under the U.S. Securities Act for the resale of the Shares.

   (B) If the purchaser is a purchaser of GDRs, such purchaser acknowledges and agrees that, in the future, if the purchaser decides to offer, resell, pledge or otherwise transfer the GDRs purchased pursuant to Rule 144A under the U.S. Securities Act, such GDRs may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which the GDRs purchased pursuant to Rule 144A under the Securities Act will respectively bear unless otherwise determined by the Company and the Depositary in accordance with applicable law:

   NEITHER THIS RULE 144A GLOBAL DEPOSITARY RECEIPT ("GDR") CERTIFICATE, NOR THE RULE 144A GDRs EVIDENCED HEREBY, NOR THE ORDINARY SHARES OF OGK-2 REPRESENTED THEREBY (THE "SHARES") HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. ANY OFFER, SALE, PLEDGE OR OTHER TRANSFER OF THIS RULE 144A GDR CERTIFICATE, THE RULE 144A GDRs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY IS SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS. THE HOLDERS AND BENEFICIAL OWNERS HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING THIS RULE 144A GDR CERTIFICATE AND THE RULE 144A GDRs EVIDENCED HEREBY, ACKNOWLEDGE THAT SUCH RULE 144A GDR CERTIFICATE, THE RULE 144A GDRs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREE FOR THE BENEFIT OF THE COMPANY AND THE DEPOSITARY THAT THIS RULE 144A GDR CERTIFICATE, THE RULE 144A GDRs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE LAWS OF THE STATES, TERRITORIES AND POSSESSIONS OF THE UNITED 211 STATES GOVERNING THE OFFER AND SALE OF SECURITIES AND ONLY (1) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) TO A PERSON WHOM THE HOLDER AND THE BENEFICIAL OWNER REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING

THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT. NEITHER THE HOLDER NOR THE BENEFICIAL OWNER OF SHARES RECEIVED UPON CANCELLATION OF ANY RULE 144A GDR MAY DEPOSIT OR CAUSE TO BE DEPOSITED SUCH SHARES INTO ANY DEPOSITARY RECEIPT FACILITY ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK, OTHER THAN A RULE 144A RESTRICTED DEPOSITARY RECEIPT FACILITY, SO LONG AS SUCH SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALE OF THE SHARES OR THE RULE 144A GDRs. EACH HOLDER AND BENEFICIAL OWNER, BY ITS ACCEPTANCE OF THIS RULE 144A GDR CERTIFICATE OR A BENEFICIAL INTEREST IN THE RULE 144A GDRs EVIDENCED HEREBY, AS THE CASE MAY BE, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING.

4. The Company, the Managers and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements.

Prospective purchasers are hereby notified that the sellers of the Shares or the GDRs may be relying on the exemption from the provisions of Section 5 of the U.S. Securities Act provided by Rule 144A or another exemption thereunder.

Taxation

The following discussion describes certain Russian federal tax, U.S. federal income tax and United Kingdom tax considerations relating to the purchase, ownership and disposition of the GDRs and the Shares by a beneficial owner. This discussion addresses only beneficial owners that acquire the GDRs or the Shares in the Offering. This discussion does not cover all aspects of Russian, U.S. or United Kingdom taxation that may be relevant to the purchase, ownership or disposition of the GDRs or the Shares by prospective investors in light of their particular circumstances or to persons subject to special rules, such as dealers and tax-exempt investors. This discussion is based on the Russian federal tax, U.S. federal income tax and United Kingdom tax laws and regulations as currently in effect and all subject to change, possibly with retroactive effect. This discussion does not address any tax considerations arising under the laws of any other jurisdiction.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS PRIOR TO INVESTING AS TO THE PARTICULAR RUSSIAN FEDERAL TAX, U.S. FEDERAL INCOME TAX AND UNITED KINGDOM TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE GDRS OR THE SHARES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF A DOUBLE TAX TREATY BETWEEN RUSSIA AND THEIR COUNTRY OF RESIDENCE, IN LIGHT OF THEIR PARTICULAR FACTS AND CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, PROVINCIAL AND LOCAL TAX LAWS AND FOREIGN TAX LAWS.

Certain Russian Federal Tax Considerations

The following is a general summary of certain Russian federal tax considerations relating to the purchase, ownership and disposition of the GDRs and the Shares by Russian resident and non-resident holders. This summary is based on the laws of Russia in effect on the date of this prospectus. This summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal level authorities of the Russian Federation. Nor does this summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties involved in claiming relief under any applicable double tax treaty. Prospective investors should consult their own advisers regarding the tax considerations relating to an investment in the GDRs or the Shares. No representations with respect to the Russian tax considerations relating to any particular holder are made hereby.

Russian tax law and procedures are not well developed, and local tax inspectors have considerable autonomy in tax law interpretation and often interpret tax rules inconsistently. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. For example, from 1 January 2006, a number of amendments were introduced to the Profits Tax Chapter of the Tax Code of the Russian Federation with respect to securities and other financial instruments. There is little practical experience with respect to the application of these changes and there are only a few official clarifications. The interpretation and application of tax law provisions will, in practice, rest substantially with local tax inspectors.

For the purpose of this summary, a "Non-Resident Holder" means:

- a physical person actually present in the Russian Federation for an aggregate period of less than 183 days in any period consisting of 12 consecutive months, or "Non-Resident Holder Individual". (Presence in Russia is not considered interrupted if an individual departs for short periods (less than six month) for medical treatment or education); or
- a legal person or organisation, in either case not organised under Russian law, that holds and disposes of the GDRs or the Shares other than through a permanent establishment in Russia, or "Non-Resident Holder Legal Entity".

For the purposes of this summary, a "Russian Resident Holder" means:

- a physical person who holds the GDRs or the Shares and is present in Russia for an aggregate period of 183 days or more (excluding days of arrival into Russia but including days of departure from Russia) in any period comprised of 12 consecutive months; or
- a legal person organised under Russian law who holds the GDRs or the Shares; or
- a legal person or organisation, in either case not organised under Russian law, which holds and disposes of the GDRs or the Shares through its permanent establishment in Russia.

The residency rules may be affected by an applicable double tax treaty. It is anticipated that the Russian tax residency rules applicable to legal entities may change in the future.

For the purposes of this summary, a "Tax Agent" means a legal person organised under Russian law or a legal person or organisation, in either case organised under a foreign law and paying out income attributable to its permanent establishment or, arguably, any other registered presence in the Russian Federation, which pays out dividend or capital gains income on the GDRs or the Shares to Non-Resident Holders.

Taxation of Dividends

Russian Resident Holders

Shares

Dividends paid to a Russian Resident Holder of the Shares that is a Russian legal entity or who is an individual will be subject to Russian withholding tax at the rate of 9%.

The Russian Tax Code does not clearly state which rate of withholding tax should apply to dividends payable to a Russian Resident Holder of the Shares that is a permanent establishment of a foreign legal entity (or organisation). According to the recommendations issued by the Russian tax authorities, withholding tax at a rate of 9% should apply to dividends paid to a Russian permanent establishment of a foreign legal entity (or organisation), provided that there is a double tax treaty between Russia and the country of tax residency of the respective foreign legal entity (or organisation) and that treaty contains non-discrimination provisions. Otherwise, a 15% tax rate should apply. However, as the Russian Tax Code does not specifically provide for the application of the reduced tax rate, no assurance can be given that the application of a 9% tax rate on dividends paid to residents of the treaty jurisdictions would not be challenged by Russian tax authorities.

GDRs

There are uncertainties in relation to withholding tax on dividends payable to Russian Resident Holders of the GDRs. In the absence of any interpretative guidance on the beneficial ownership concept in Russia and due to the fact that the Depositary (and not the holders of the GDRs) is the legal holder of the Shares under Russian law, the Company will likely withhold tax at domestic rates applicable to payment of dividends to Non-Resident Holders (as described below). There is also no established procedure for refund of tax withheld from dividends payable through the Depositary to Russian Resident Holders of the GDRs.

In view of the foregoing, the Company urges Russian Resident Holders to consult their own tax advisers regarding the tax treatment of the purchase, ownership and disposition of the GDRs.

Non-Resident Holders

Shares

Dividends paid to a Non-Resident Holder of the Shares will generally be subject to Russian withholding income tax, which will be withheld by the Company acting as a Tax Agent. The tax rate applicable to dividends depends on whether the recipient of the dividends is a legal entity or an individual. Dividends paid to a Non-Resident Holder Legal Entity should generally be subject to Russian withholding income tax at a rate of 15%, whereas dividends paid to a Non-Resident Holder Individual should be subject to Russian withholding income tax at a rate of 30%, or, from 2008, at a rate of 15%.

Withholding income tax on dividends may be reduced under the provisions of a double tax treaty between the Russian Federation and the country of tax residency of the Non-Resident Holder subject to tax treaty clearance requirements as described below in "—Advance Tax Clearance". For example, the Convention Between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the "U.S.-Russia Tax Treaty") provides for reduced withholding rates on dividends paid to U.S. holders who are beneficial owners of the dividends. For example, a 10% rate applies to dividends paid to U.S. holders that own less than 10% of the entity's outstanding shares and a 5% rate applies to dividends paid to U.S. holders that are companies and that own 10% or more of the entity's outstanding shares. The Convention Between the Government of the Russian Federation and the Government of the United Kingdom and Northern Ireland on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the "U.K.-Russia Tax Treaty") also provides for a 10% withholding rate on dividends paid to U.K. holders that are beneficial owners of the dividends and are subject to taxation with respect to these dividends in the United Kingdom.

GDRs

Notwithstanding the foregoing, treaty relief may not be available to Non-Resident Holders on dividends received on the GDRs. In particular, in the absence of any specific provisions in the tax legislation with respect to the concept of beneficial ownership and because of the fact that the Depositary is the legal owner of the Shares under Russian law, it is unclear how the tax authorities and courts will ultimately treat the GDR holders in these regards. In years 2005-2007 the Russian Ministry of Finance issued a number of private clarifications stating that depository receipt ("DR") holders should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the DR holders are duly confirmed. Nevertheless, in the absence of any official interpretive guidance on the above concepts, the Company will likely withhold tax at higher rates when paying dividends on the Shares represented by GDRs. Although Non-Resident Holders of the GDRs may apply for a refund of a portion of the withholding tax under an applicable double tax treaty, there is no guarantee that the Russian tax authorities will grant a refund. See below "—Advance Tax Clearance".

Taxation of Capital Gains

Russian Resident Holders

Legal Entities and Organisations

Capital gains arising from the sale, exchange or other disposition of the GDRs or the Shares by any non-individual Russian Resident Holder will be taxed at the regular Russian tax rate of 24%. Russian tax legislation contains a requirement that profits arising from operations with securities quoted on a stock exchange must be calculated and accounted for separately from profits from operations with securities that are not quoted on a stock exchange and from operating profits. Therefore, Russian Resident Holders that are legal entities or organisations may be able to apply losses arising in respect of the GDRs or the Shares only to offset capital gains, or as a carry forward to offset future capital gains, from the sale, exchange or other disposition of securities quoted on a stock exchange. Special tax rules apply to Russian legal entities that hold a dealer licence.

Individuals

Capital gains arising from the sale, exchange or other disposition of the GDRs or the Shares by individual Russian Resident Holders must be declared on the holder's annual tax declaration and are subject to personal income tax at a rate of 13%.

The tax base in respect of a sale of the securities by an individual is calculated as the sale proceeds less documentary confirmed expenses related to the purchase of such securities (including the cost of such securities and expenses associated with the purchase, holding and sale of such securities).

As the Russian legislation related to the taxation of income derived by Russian Resident Holders (both individual and, legal entities or organisations) from the sale, exchange or other disposition of GDRs is not entirely clear, the Company urges Russian Residents Holders should consult their own tax advisers regarding the tax treatment of the purchase, ownership and disposition of the GDRs.

Non-Resident Holders

Legal Entities and Organisations

Under Russian tax legislation, gains arising from the sale, exchange or other disposition of the Shares or GDRs that are circulated (i.e. listed and traded) on a foreign stock exchange by Non-Resident Holder Legal Entities fall outside the scope of Russian taxes. Therefore, as long as the GDRs remain listed on the London Stock Exchange, gains arising from the sale, exchange or other disposition of the GDRs on the London Stock Exchange by Non-Resident Holder Legal Entities should not be subject to Russian withholding income tax and, hence, to taxation in Russia.

The remainder of this sub-section applies only to (i) the Shares or the GDRs that are not circulated (i.e., listed and traded) on foreign stock exchanges or (ii) any sale, exchange or other disposition that occurrs outside foreign stock exchanges.

Capital gains arising from the sale, exchange or other disposition of the GDRs or the Shares by Non-Resident Holder Legal Entities should not be subject to tax in Russia if the Company's immovable property located in Russia represents 50% or less of its assets. Because the determination of whether the

immovable property located in Russia constitutes more than 50% of the assets of the Company is inherently factual and is made on an on-going basis, and because the relevant legislation and regulations are not entirely clear, there can be no assurance that immovable property located in Russia does not currently, or will not in the future, constitute more than 50% of the Company's assets. If more than 50% of the assets of the Company were to consist of immovable property located in Russia, a Non-Resident Holder Legal Entity of the GDRs or the Shares will be subject to:

- a 20% withholding tax rate on the gross proceeds from the sale of the GDRs or the Shares; or
- a 24% withholding tax rate on the capital gains realised from the sale, being difference between the sales price and the sum of the acquisition and disposal costs (which need to be evidenced by proper supporting documents) of the GDRs or the Shares.

Some tax treaties entered into by the Russian Federation provide for elimination of taxation of capital gains in Russia for Non-Resident Holder Legal Entities qualifying for the relevant treaty benefits. Under the U.S.-Russia Tax Treaty, capital gains from the sale of GDRs or the Shares by U.S. resident holders should be exempt from taxation in Russia, unless 50% or more of the fixed assets of the Company were to consist of immovable property located in Russia.

Since relief from capital gains taxation in Russia provided by the U.S.-Russia Tax Treaty referred to above is no more beneficial for a U.S. resident holder (legal entity or organisation) than the treatment provided by the current Russian domestic tax legislation, it is unlikely that the need will arise for a Non-Resident Holder Legal Entity to seek to obtain the benefit of the U.S.-Russia Tax Treaty in relation to capital gains resulting from sale, exchange or other disposition of the GDRs or the Shares.

Under the U.K.-Russia Tax Treaty, capital gains from the sale of the Shares by U.K. resident holders should not be subject to tax in Russia, unless the value of the Shares or the greater part of their value is derived directly or indirectly from immovable property located in Russia and the Shares are not quoted on an approved stock exchange. A similar approach may apply to the taxation of capital gains from the sale of the GDRs.

There is a risk that the Tax Agents which are obligated to withhold tax on capital gains may not have sufficient information regarding the Company's assets to conclude what percentage consists of immovable property and could therefore conservatively seek to withhold tax on the consideration paid to the Non-Resident Holder Legal Entities selling GDRs or the Shares. If there is an applicable double tax treaty, Non-Resident Holder Legal Entities selling GDRs or the Shares may apply for a refund of a portion of the withholding tax. However, there is no assurance that such refund will be obtained. See below "—Advance Tax Clearance".

Where the GDRs or the Shares are sold by a Non-Resident Holder Legal Entity to persons other than a Russian company or a foreign legal entity or organisation with a permanent establishment in Russia (or, arguably, with any registered presence in Russia) even if the resulting capital gain is considered taxable Russian source income, there is currently no mechanism under which the respective tax could be withheld and remitted to the Russian tax authorities.

Individuals

According to Russian tax legislation, taxation of capital gains realised on a sale, exchange or other disposition of the GDRs or the Shares of Non-Resident Holder Individuals will depend on whether this income is considered as received from Russian or non-Russian sources. However, in the absence of a clear definition of what constitutes income from sources within Russia in the case of the sale of securities, there is a risk that income of a Non-Resident Holder Individual from the disposal of Russian securities (including GDRs and the Shares) may be considered as received from Russian source.

The sale, exchange or other disposition of the GDRs or the Shares by a Non-Resident Holder Individual considered Russian source income will be subject to tax at the rate of 30% of the sales price less the acquisition cost of the GDRs or the Shares and other documented expenses, such as depositary expenses and broker fees, among others. The Tax Agent is required to withhold the applicable tax and to report to the Russian tax authorities on the income realised by the Non-Resident Holder Individual and the tax withheld upon the sale, exchange or other disposition of the GDRs or the Shares. If the sale is made by a Non-Resident Holder Individual through a licensed Russian broker the acquisition cost and related expenses can be deducted from the sale price at the source of payment. Where the sale, exchange or other disposition of the GDRs or the Shares is made in Russia but not through a Tax Agent, generally no tax withholding needs to be made and the Non-Resident Holder Individual will have an obligation to file a tax return with the Russian tax authorities. The acquisition cost and

related expenses can be claimed for deduction in the tax return. The purchaser will be required to report the Russian tax authorities on the income realised by the Non-Resident Holder Individual upon the sale of the Shares or the GDRs by 1 April of the year following the reporting period.

Some tax treaties entered into by the Russian Federation provide for a reduction or elimination of taxation of capital gains in Russia for Non-Resident Holder Individuals qualifying for the relevant treaty benefits.

U.S. or U.K. Non-Resident Holder Individuals whose income from the sale, exchange or other disposition of the GDRs or the Shares is taxed at source by withholding at a 30% rate may technically claim a refund of the tax withheld under the relevant treaty provisions. However, in practice these procedures are very time-consuming and more complicated than those for corporate holders, and a successful outcome for individuals is less likely. Under the U.S.-Russia Tax Treaty, capital gains from the sale of the GDRs or the Shares by individual U.S. resident holders should be exempt from taxation in Russia, unless 50 percent or more of the fixed assets of the Company were to consist of immovable property located in Russia. Because the determination of whether the immovable property located in Russia constitutes more than 50% of the assets of the Company is inherently factual and is made on an on-going basis, and because the relevant legislation and regulations are not entirely clear, there can be no assurance that immovable property located in Russia does not currently, or will not in the future, constitute more than 50% of the Company's assets. With respect to an individual U.S. resident holder, the treatment provided by the U.S.-Russia Tax Treaty may therefore be more beneficial in cases where the immovable property does not make up for 50 percent or more of the Company's fixed assets. Under the U.K.-Russia Tax Treaty, capital gains from the sale of the Shares by U.K. resident Holders should not be subject to tax in Russia, unless the value of the Shares or the greater part of their value is derived directly or indirectly from immovable property located in Russia and the Shares are not quoted on an approved stock exchange. A similar approach may apply to the taxation of capital gains from the sale of the GDRs.

With respect to an individual U.K. resident holder, the treatment provided by the U.K.-Russia Tax Treaty may therefore be more beneficial than the treatment under domestic Russian tax law in circumstances where gains are derived from the disposition of the GDRs or the Shares quoted on an approved stock exchange or in cases where the Company's shares are not quoted on any approved stock exchange but do not derive their value or greater part of their value directly or indirectly from immovable property situated in Russia.

In order to apply the treaties, a Non-Resident Holder Individual must receive clearance from the Russian tax authorities. Advance treaty clearance is not provided for by the current Russian legislation and individuals wishing to make a treaty claim would be required to submit a tax return to the tax authorities as described below in "Advance Tax Clearance" to claim the refund of tax.

Advance Tax Clearance

The Profits Tax Chapter of the Tax Code, which became effective on 1 January 2002, eliminates the requirements that a Non-Resident Holder Legal Entity must obtain tax treaty clearance from Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty.

A Non-Resident Holder Legal Entity seeking to obtain relief from or reduction of Russian withholding income tax under a tax treaty must provide the Tax Agent with a confirmation of its tax residency for the purposes of the applicable double tax treaty, legalised or apostilled with a notarised Russian translation attached to it. The tax residency confirmation needs to be renewed on an annual basis, and provided to the payer of income before the first payment of income in each calendar year.

In accordance with the Russian Tax Code, a Non-Resident Holder Individual must present to the tax authorities a tax residency certificate issued by the competent authorities in his/her country of residence for tax purposes and a confirmation of the income received and the tax paid in such foreign jurisdictions, as confirmed by the relevant foreign tax authorities. Technically, such requirements mean that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of his or her tax residency. For example, a U.S. resident holder may obtain the appropriate certification by filing with the U.S. Internal Revenue Service a completed Form 8802, Application for United States Residency Certification, together with any additional required information. If the U.S. resident holder is eligible for such certification, it will receive such certification on Form 6166 several weeks after filing Form 8802 with the U.S. Internal Revenue Service.

A U.K. resident holder may obtain the appropriate certification from his/her local Inspector of Taxes. As obtaining this certification may take some time, a U.K. resident holder should apply for such certification in advance.

For individuals, advance relief from or reduction of withholding income taxes will generally be impossible to obtain as it is unlikely that the supporting documentation for the treaty relief will be provided to the Russian tax authorities and approval from the latter obtained before the receipt of dividends or sales proceeds occurs.

If a Non-Resident Holder does not obtain double tax treaty relief at the time that income or gains are realised and tax is withheld by a Russian payer, the Non-Resident Holder may apply for a refund within three years from the end of the year in which the tax was withheld, if the recipient is a legal entity or organisation, or within one year from the end of the tax year in which the tax was withheld, if the recipient is an individual. To process a claim for a refund, the Russian tax authorities require: (1) an apostilled or legalised confirmation of the foreign tax residency of the Non-Resident Holder at the time the income was paid, as required by an applicable tax treaty; (2) an application for a refund of the tax withheld; (3) copies of the relevant contracts or other documents based on which the income was paid, as well as payment documents confirming the payment of the tax that was withheld to the appropriate Russian authorities (Form 1012DT for dividends and interest and 1011DT for other income are intended to combine (1) and (2) for foreign legal entities and organisations; individuals are also required to submit a document issued or approved by the tax authorities in the country in which they are residents for tax purposes, confirming the amount of income received and taxed in that country). The Russian tax authorities may require a Russian translation of some documents. The refund of the tax withheld should be granted within one month following the filing of the application for the refund and the relevant documents with the Russian tax authorities. However, in practice, the procedures for processing such tax refund claims have not been clearly established and there is significant practical uncertainty regarding the availability and timing of such refunds.

The procedures described above may be more complicated with respect to dividends from the GDRs due to the separation of legal and beneficial ownership of the Shares underlying the GDRs. Russian tax legislation does not provide clear guidance regarding availability of double tax treaty relief or reduction for the holders of the GDRs. See "—Taxation of Dividends". Thus, the Company cannot assure potential investors that relief from or a reduction in tax will be available under any applicable tax treaties in respect of Russian taxes payable or withheld in respect of dividends on the Shares represented by the GDR. See "Risk Factors—Risks Relating to the Shares, the GDRs and the Trading Market".

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the GDRs or the Shares by U.S. Holders (as defined below) that purchase the GDRs pursuant to the Offering and hold the GDRs or the Shares represented by such GDRs as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the U.S.-Russia Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, dealers in securities, real estate investment trusts, certain former citizens or residents of the United States, persons who hold the GDRs or the Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a "functional currency" other than the U.S. dollar, persons that own (or are deemed to own) 10% or more (by voting power) of the Company's stock or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term "U.S. Holder" means a beneficial owner of the GDRs or the Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organised in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on 19 August 1996 and was treated as a domestic trust on that date.

If an entity treated as a partnership for U.S. federal income tax purposes holds the GDRs or the Shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of

the partnership and the partner. Any such entity should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of the GDRs or the Shares.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE GDRs OR THE SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER U.S. FEDERAL TAX LAW; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Treatment of the GDRs

A U.S. Holder of the GDRs should be treated for U.S. federal income tax purposes as the owner of such U.S. Holder's proportionate interest in the Shares held by the Depositary (or its custodian) that are represented and evidenced by such GDRs. Accordingly, any deposit or withdrawal of the Shares by a U.S. Holder in exchange for the GDRs should not result in the realisation of gain or loss to such U.S. Holder for U.S. federal income tax purposes.

Distributions

Subject to the discussion below under "—Passive Foreign Investment Company Considerations", a U.S. Holder that receives a distribution with respect to a GDR or a Share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Russian tax withheld from such distribution) to the extent of the Company's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in such GDR or such Share and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of such GDR or such Share. The Company has not maintained and does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the amount of such distribution in income as a dividend. Each U.S. Holder should consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on the GDRs or the Shares.

The U.S. dollar value of any distribution on the GDRs or the Shares made in a non-U.S. currency should be calculated by reference to the exchange rate between the U.S. dollar and such non-U.S. currency in effect on the date of receipt of such distribution by the Depositary or the U.S. Holder, respectively, regardless of whether the non-U.S. currency so received is in fact converted into U.S. dollars. If the non-U.S. currency so received is converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognise foreign currency gain or loss on such conversion. If the non-U.S. currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in such non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Distributions on the GDRs or the Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorised for U.S. foreign tax credit purposes as "passive category income" or, in the case of some U.S. Holders, as "general category income". Such dividends will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for non-U.S. tax withheld, if any, from distributions received in respect of the GDRs or the Shares. If Russian tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the U.S.-Russia Tax Treaty, the U.S. Holder may not be entitled to a U.S. foreign tax credit for the excess amount. See "—Certain Russian Federal Tax Considerations—Taxation of Dividends—Non-Resident Holders" and "—Advance Tax

Clearance". In addition, certain proposed U.S. foreign tax credit regulations, if adopted in their current form, could affect the ability of U.S. Holders to credit Russian tax withheld on dividends from the GDRs against their U.S. federal income tax liability. See "—Certain Russian Federal Tax Considerations—Taxation of Dividends—Non-Resident Holders—GDRs". A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for non-U.S. tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules, including the eligibility for credit of any Russian withholding tax on distributions.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) through taxable years beginning on or before 31 December 2010 from "qualified foreign corporations" generally qualify for a 15% reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid on the GDRs or the Shares should qualify for the reduced rate if the Company is treated as a qualified foreign corporation. A non-U.S. corporation (other than a passive foreign investment company with respect to a U.S. Holder) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information programme. The U.S.-Russia Tax Treaty as currently in effect meets these requirements. The Company believes that it is currently eligible for the benefits of the U.S.-Russian Tax Treaty, but no assurance can be given that it will be so eligible at all times. Moreover, the U.S. Internal Revenue Service (the "IRS") may disagree with the Company's conclusion. Therefore, no assurance can be given that the Company will be treated as a qualified foreign corporation for these purposes and that such reduced rate will apply to dividends paid on the GDRs or the Shares held by a U.S. Holder. Special rules apply for purposes of determining the recipient's investment income (which limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

Sale, Exchange or Other Disposition of the GDRs or the Shares

Subject to the discussion below under "—Passive Foreign Investment Company Considerations", a U.S. Holder generally will recognise capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of a GDR or a Share in an amount equal to the difference, if any, between the amount realised on the sale, exchange or other disposition and such U.S. Holder's adjusted tax basis in such GDR or such Share. Such capital gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other disposition, the GDR or the Share was held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes. Any such loss, however, could be resourced to the extent of dividends treated as received with respect to such GDR or such Share within the preceding 24-month period. As discussed above under "—Certain Russian Federal Tax Considerations—Taxation of Capital Gains—Non-Resident Holders", gain realised on the sale, exchange or other disposition of the GDRs or the Shares by a U.S. Holder may be subject to Russian taxes. U.S. Holders should consult their own tax advisors concerning their ability to credit such Russian taxes against their U.S. federal income tax liability in their particular situation.

A U.S. Holder that receives non-U.S. currency from a sale, exchange or other disposition of the GDRs or the Shares generally will realise an amount equal to the U.S. dollar value of such non-U.S. currency on the settlement date of such sale, exchange or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the GDRs or the Shares, as the case may be, are treated as being "traded on an established securities market" or (ii) such settlement date is also the date of such sale, exchange or disposition. If the non-U.S. currency so received is converted into U.S. dollars on the settlement date, such U.S. Holder should not recognise foreign currency gain or loss on such conversion. If the non-U.S. currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such non-U.S. currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving non-U.S. currency from a sale, exchange or other disposition of the GDRs or the Shares in cases not described in the first sentence of this paragraph.

Passive Foreign Investment Company Considerations

The Company believes that it was not in 2006, and it does not currently expect to become, a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company's control, including the value of the Company's assets and the amount and type of the Company's income, there can be no assurance that the Company will not become a PFIC or that the IRS will agree with the Company's conclusion regarding the Company's PFIC status. If the Company is a PFIC in any year, U.S. Holders could suffer adverse consequences as discussed below.

In general, a corporation organised outside the United States will be treated as a PFIC in any taxable year in which either (i) at least 75% of its gross income is "passive income" or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

If the Company is a PFIC in any year during which a U.S. Holder owns the GDRs or the Shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by the Company or upon a sale, exchange or other disposition of the GDRs or the Shares at a gain, whether or not the Company continues to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of such U.S. Holder's holding period. The amount allocated to the current taxable year and any holding period of such U.S. Holder prior to the first taxable year for which the Company is a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge will also be imposed on the amount of taxes for each such taxable year. In addition, if the Company is a PFIC, a person who acquires the GDRs or the Shares from a deceased U.S. Holder generally will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of such deceased U.S. Holder's death, which would otherwise generally be available with respect to a decedent dying in any year other than 2010. Instead, such person will have a tax basis equal to the lower of such fair market value or such U.S. Holder's tax basis.

The tax consequences described above that would apply if the Company was PFIC may be eliminated if a "mark-to-market" election is available and a U.S. Holder validly makes such an election as of the beginning of such U.S. Holder's holding period. If such election is made, (i) such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, the GDRs or the Shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis of such GDRs or Shares, and (ii) any gain from a sale, exchange or other disposition of the GDRs or the Shares will be treated as ordinary income, and any loss will be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election is available to a U.S. Holder only if the GDRs or the Shares, as the case may be, are considered "marketable stock". Generally, stock will be considered marketable stock if it is "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations.

The tax consequences described above that would apply if the Company was PFIC may also be eliminated if a U.S. Holder is eligible for and timely makes a valid "qualified electing fund" ("QEF") election. If a QEF election were made, such U.S. Holder generally would be required to include in income on a current basis its pro rata share of the Company's ordinary income and net capital gains. In order for a U.S. Holder to be able to make a QEF election, the Company would be required to provide such U.S. Holder with certain information. As the Company does not expect to provide U.S. Holders with the required information, prospective investors should assume that a QEF election will not be available.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of the GDRs or the Shares, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS on a timely basis.

Reportable Transactions

A U.S. Holder that participates in any "reportable transaction" (as defined in U.S. Treasury regulations) must attach to its U.S. federal income tax return a disclosure statement on Form 8886. U.S. Holders are urged to consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency received as a dividend on, or as proceeds from the sale of, the GDRs or the Shares.

Certain United Kingdom Tax Considerations

The following is a general summary of certain United Kingdom tax considerations relating to the purchase, ownership and disposition of the GDRs or the Shares by persons who are resident (and in the case of individuals, ordinarily resident and domiciled) in the United Kingdom for tax purposes. This summary is based on current United Kingdom law and practice, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under United Kingdom law; in particular this summary does not apply to the following:

- investors who are not the absolute beneficial owner of the GDRs and the underlying Shares to which the GDRs relate or, in the case of investors who hold shares directly, of the Shares;
- investors who do not hold the GDRs or the Shares as capital assets;
- special classes of investor such as dealers and tax-exempt investors;
- investors that are insurance companies, collective investment schemes or persons connected with the Company;
- investors that control or hold, either alone or together with one or more associated or connected persons, directly or indirectly, 10% or more of the Company's voting stock;
- investors who have (or who have been deemed to have) acquired the Shares or GDRs by virtue of an office or employment; or
- investors who have a permanent establishment or fixed base in Russia with which the holding of the Shares or GDRs is connected.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS PRIOR TO INVESTING WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES AND THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE GDRs OR THE SHARES.

Dividends

Dividend payments in respect of the GDRs or the Shares will be made without withholding or deduction for or on account of United Kingdom income tax. As discussed in the paragraphs headed "—Certain Russian Federal Tax Considerations—Dividends", such dividends will be subject to Russian withholding taxes.

Dividends received by investors which are companies within the charge to United Kingdom corporation tax (by reason of being resident in the United Kingdom for tax purposes or carrying on a trade through a permanent establishment in the United Kingdom to which the GDRs or the Shares are attributable), will be subject to United Kingdom corporation tax on the gross amount of any dividend paid on the GDRs or Shares before the deduction of any Russian withholding taxes. Credit may be given for Russian tax withheld, subject to the United Kingdom tax rules regarding calculation and availability of such credit, including taking all reasonable steps to minimise the amount of Russian tax on such dividends. See "—Certain Russian Federal Tax Considerations—Advance Tax Clearance".

Dividends received by an individual investor who is resident, ordinarily resident and domiciled in the United Kingdom for tax purposes, will generally be subject to United Kingdom income tax on the gross amount of any dividend paid on the GDRs or Shares before the deduction of any Russian withholding taxes. Higher rate tax payers are currently subject to United Kingdom tax on the gross amount of such dividends at 32.5%. Credit may be given for Russian tax withheld, subject to the United Kingdom tax rules regarding calculation and availability of such credit, including taking all reasonable steps to minimise the amount of Russian tax on such dividends. See "—Certain Russian Federal Tax Considerations—Advance Tax Clearance".

Provision of information

It should be noted that persons in the United Kingdom paying "foreign dividends" to, or receiving "foreign dividends" on behalf of, another person may be required to provide certain information to HM Revenue & Customs regarding the identity of the payee or the person entitled to the "foreign dividend" and, in certain circumstances, such information may be exchanged with tax authorities in other countries. Certain payments on or under the Shares or the GDRs may constitute "foreign dividends" for this purpose.

Disposals

For the purposes of United Kingdom taxation on chargeable gains, the disposal of the GDRs or the Shares by investors which are companies within the charge to United Kingdom corporation tax (by reason of being resident in the United Kingdom or carrying on a trade through a permanent establishment in the United Kingdom to which the GDRs or the Shares are attributable), may, depending on the investor's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss. Such an investor is entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create an allowable loss.

As regards an individual investor who is resident, ordinarily resident and domiciled in the United Kingdom for tax purposes, the principal factors that will determine the extent to which such gain will be subject to capital gains tax ("CGT") are the extent to which the investor realises any other capital gains in the tax year in which the disposal is made, the extent to which the investor has incurred capital losses in that or any earlier tax year, the level of the annual allowance of tax-free gains in that tax year (the "annual exemption") and the amount of taper relief available in relation to the disposal.

Provided the GDRs and the Shares qualify as non-business assets for taper relief purposes, the proportion of any gain realised on the disposal of the GDRs or the Shares that is brought into the charge to CGT will be reduced by taper relief if the GDRs or the Shares are held by the investor for at least three years. A reduction of 5% of the gain is made for each whole year for which the GDRs or the Shares have been held in excess of two years. The maximum reduction available is 40% if the GDRs or the Shares have been held for ten complete years.

The annual exemption for individuals is £9,200 for the 2007-2008 tax year and, under current legislation, this exemption is, unless the United Kingdom Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. Investors should be aware that the United Kingdom Parliament is entitled to withdraw this link between the level of the annual exemption and the retail price index or even to reduce the level of the annual exemption for future tax years below its current level.

An individual investor who is neither resident nor ordinarily resident in the United Kingdom for tax purposes and who does not return to the United Kingdom within five whole tax years of disposal of the GDRs or the Shares will not normally be liable for United Kingdom taxation on gains realised on the disposal of such GDRs or such Shares unless, at the time of disposal, such investor carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which such GDRs or the Shares are attributable.

As discussed under the heading "—Certain Russian Federal Tax Considerations—Taxation of Capital Gains—Non-Resident Holders", certain capital gains may be subject to Russian withholding taxes. Credit against United Kingdom tax may be given for Russian tax withheld, subject to the United Kingdom tax rules regarding calculation and availability of such credit, including taking all reasonable steps to minimise the amount of Russian tax on such capital gains. See "—Certain Russian Federal Tax Considerations—Taxation of Capital Gains—Non-Resident Holders—Individuals" and "—Certain Russian Federal Tax Considerations—Advance Tax Clearance".

Stamp Duty and Stamp Duty Reserve Tax

No liability to United Kingdom stamp duty or stamp duty reserve tax will arise on the issue of Shares or GDRs to United Kingdom investors. United Kingdom stamp duty should not be payable in connection with a

transfer of Shares or GDRs (including any transfer into a clearance service such as Euroclear or Clearstream) provided that (i) the instrument of transfer is executed and retained outside the United Kingdom and does not relate to any property situate or to any matter or thing done or to be done, in the United Kingdom (which may include the involvement of United Kingdom bank accounts in payment mechanics); (ii) the shareholder register and the GDR register are not held in the United Kingdom: (iii) the Shares are not held by a custodian and GDRs are not issued by a depositary, incorporated in the United Kingdom; (iv) neither the Shares nor the GDRs are paired with shares issued by a company incorporated in the United Kingdom; and (v) no other action is taken in the United Kingdom by the transferor or transferee.

No United Kingdom stamp duty reserve tax will be payable in respect of any agreement to transfer Shares or GDRs provided that the Shares or GDRs are not registered in a register kept in the United Kingdom by or on behalf of the Company. No UK stamp duty or stamp duty reserve tax should be payable on any dealings in the GDRs once they are delivered into the clearance system, where such dealings are effected in book entry form in accordance with the procedures of the clearance service and not by written instrument of transfer executed, or relating to any property situated or any matter or thing done or to be done, in the United Kingdom.

Inheritance Tax

Since it is not intended that the Shares or GDRs will be registered on a register in the United Kingdom, the Shares and GDRs should constitute assets located outside the United Kingdom for the purposes of United Kingdom inheritance tax. As a result, on the death of an individual United Kingdom investor, inheritance tax could be payable if, but only if, the individual United Kingdom investor is domiciled or deemed domiciled, in the United Kingdom for such purposes at the time of death. Inheritance tax may also be payable in certain circumstances in relation to Shares or GDRs held in trust if the settlor of the trust is so domiciled, or deemed domiciled.

Other United Kingdom Tax Considerations

Individuals ordinarily resident in the United Kingdom should note that Chapter 2 of Part 13 of the Income Tax Act 2007, which contains provisions for preventing avoidance of income tax by transactions resulting in the transfer of income to persons (including companies) abroad, may render them liable to taxation in respect of any undistributed income and profits of the Company.

Plan of Distribution

The Offering consists of an offering of 6,224,606,472 Shares in the form of ordinary shares and GDRs. The Offering consists of an offering of (i) GDRs in the United States to QIBs, as defined in, and in reliance on, Rule 144A, and outside the United States in offshore transactions in reliance on Regulation S and (ii) Shares in the United States to QIBs in reliance on Rule 144A and outside the United States in offshore transactions in reliance on Regulation S.

Under the terms of, and subject to, the conditions contained in the underwriting agreement, dated 1 October 2007, between the Company and the Managers (the "Underwriting Agreement"), the Managers named below have severally agreed to procure purchasers for, or failing which, themselves to purchase, at the Offer Price, the number of Shares (including, except in relation to CJSC "Financial Broker "Troika Dialog", a portion in the form of GDRs) indicated below. The Company has been informed that JSC "Gazenergoprom-Invest", an entity which the Company believes is an affiliate of Gazprom, intends to acquire an aggregate of 4,000,000,000 Shares in the form of Shares (the "Gazprom Shares") in the Offering. The Gazprom Shares will not be underwritten by the Managers pursuant to the Underwriting Agreement. The Company has agreed to make available, at the Offer Price, to the Managers, the number of Shares (including a portion in the form of GDRs) indicated below:

Name	Shares in the form of ordinary shares	Shares in the form of GDRs
Deutsche Bank AG, London Branch	295,850,222	760,837,852
CJSC "Financial Broker "Troika Dialog"	295,850,222	—
TD Investments Limited	—	760,837,852
UBS Limited	31,142,128	80,088,196
Total	622,842,572	1,601,763,900

The Underwriting Agreement contains, among others, the following provisions:

- The following amounts will be paid to the Managers from the proceeds of the Offering by the Company:

  (i) certain costs and expenses incurred by the Managers in connection with the Offering estimated by the Company to be approximately U.S.$1.6 million in the aggregate; and

  (ii) certain commissions of 1.7325% of the amount equal to the Offer Price multiplied by the number of Shares purchased in the Offering, as well as the Gazprom Shares. In addition, the Company, at its sole discretion and subject to satisfaction of certain conditions, may pay a final fee in the amount of up to 1.00% of the amount equal to the Offer Price multiplied by the number of Shares purchased in the Offering, as well as the Gazprom Shares. Such commissions may equate up to a total of U.S.$27.2 million of the gross proceeds of the Offering.

The Company estimates that the total costs and expenses (excluding commissions) payable by it in connection with the Offering are approximately U.S.$5.1 million.

- The obligations of the parties to the Underwriting Agreement are subject to certain conditions that are typical for an agreement of this nature. These conditions include, among others, the accuracy of the representations and warranties under the Underwriting Agreement and the application for Admission having been approved on or prior to the GDR Closing Date. The Managers may terminate the Underwriting Agreement prior to the Shares Closing Date in certain specified circumstances, including the occurrence of certain material changes in the Company's condition (financial or otherwise), prospects, results or operations or properties, as well as certain changes in financial, political, economic or market conditions. If any of the above-mentioned conditions are not satisfied or waived by the respective Closing Date, or if the Underwriting Agreement is terminated prior to, the Shares Closing Date, then the Offering will lapse.

- The Company has given certain representations and warranties to the Managers including in relation to the Company's business, accounting records and compliance with applicable laws, in relation to Shares and GDRs and its conduct in connection with the Offering and in relation to the contents of this prospectus.
- The Company has agreed to indemnify the Managers for certain liabilities they may incur in connection with the Offering including liability under the U.S. Securities Act.
- Subject to the exceptions shown below, the Company, RAO UESR and Oxygen International have agreed, as part of the Underwriting Agreement, that they will not, and procure that no person acting on their behalf will, for a period, with respect to RAO UESR and Oxygen International, commencing on the date of the execution of the Underwriting Agreement and ending 180 days after the GDR Closing Date, and for a period, with respect to the Company, ending 180 days after the GDR Closing Date, without the prior written consent of the Joint Global Coordinators, issue, offer, sell, contract to sell, pledge, charge, grant options over or otherwise dispose of (or publicly announce any such issuance, offer, sale, contract to sell, pledge, charge, option or disposal of), directly or indirectly, any shares of the Company or securities convertible or exchangeable into or exercisable for any shares of the Company or warrants or other rights to purchase shares of the Company or any security or financial product whose value is determined directly or indirectly by reference to the price of the underlying securities, including equity swaps, forward sales and options or GDRs representing the right to receive any such securities.

  Notwithstanding the provisions of the above paragraph to the contrary, the Company and RAO UESR may adopt any corporate approvals required in connection with reorganisation of RAO UESR and the Company in the form of spin-off (*vydelenie*) of the company owning the shares in the Company from RAO UESR and subsequent merger of that company into the Company owned by RAO UESR between existing shareholders of RAO UESR; provided, however, that such spin-off and allocation must be completed only after the expiration of the Lock-Up Period. The Company's lock-up will not apply to the ESOP that the Company may establish, provided that no options or other share entitlements under the ESOP vest in the participants to such plan within 180 days after the GDR Closing Date and that the Company will not take any corporate action in connection with the issuance of new shares related thereto. Oxygen International's lock-up will also not apply to the ESOP that the Company may establish but only if no options or other share entitlements under the ESOP vest in the participants to such plan within 180 days after the GDR Closing Date.

In connection with the Offering, the Stabilising Manager or any person acting for it, may (but will be under no obligation to), to the extent permitted by applicable law, effect certain transactions with GDRs with a view to supporting the market price of the GDRs at a level higher than that which might otherwise prevail in the open market for a limited after the issue date. However, there is no assurance that the Stabilising Manager (or any person acting for it) will undertake stabilising action. Such stabilising, if commenced, may be discontinued at any time, and may only be undertaken during the period beginning on the date on which adequate public disclosure of the final price of the GDRs is made and ending on the date that is 30 calendar days thereafter. Save as required by law, the Stabilising Manager does not intend to disclose the extent of any stabilisation transactions under the Offering. Any stabilisation action will be undertaken in accordance with applicable laws and regulations.

Oxygen International, a special purpose vehicle to be financed by the Company, has granted the Managers, acting through the Stabilising Manager, the Repurchase Option, exercisable at any time during the Stabilisation Period, to require Oxygen International to purchase up to 160,176,400 Shares in the form of GDRs held by the Stabilising Manager as a result of stabilisation transactions at the price of such stabilisation transactions. For a further discussion on the stabilisation mechanics, see "Stabilisation Structure".

In connection with the Offering, each of the Managers and any of their respective affiliates acting as an investor for its own account may take up Shares and in that capacity may retain, purchase or sell Shares, in each case in the form of GDRs, Shares or related investments, for its own account and may offer or sell such securities (or other investments) otherwise than in connection with the Offering. The Managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

On 10 August 2007, the Company published a notice to advise its shareholders of record as at 8 May 2007, of their statutory pre-emption rights under Russian law to apply for Shares *pro rata* to their existing shareholding as at that date. Such rights were exercised over a period of 20 calendar days commencing on 11 August 2007. Any ordinary shares not applied for by the Company's shareholders by 30 August 2007 in the exercise of their statutory pre-emption rights may be offered to other investors in the Offering in the form of Shares or GDRs. The Company has received applications from existing shareholders for the exercise by them of statutory pre-emption rights in respect of 399,169,784 ordinary shares. The Company's controlling shareholder, RAO UESR, has not

exercised its pre-emptive rights. The Company's Board of Directors on 28 September 2007 approved the price of Shares to be paid by the Company's existing shareholders to equal to the Offer Price for the Shares in the Offering. See "The Offering—Offer Price". Shareholders who have exercised their statutory pre-emption rights have to pay for the pre-emptive shares in same-day funds not later than five business days from the date of the disclosure of the Offer Price and the Shares will be delivered to such shareholders not later than on 10 October 2007. Any ordinary shares applied for, but not paid in full, by the Company's shareholders in the exercise of their statutory pre-emption rights are expected to be cancelled.

Application has been made (i) to the Financial Services Authority for a listing of up to 115,866,352 GDRs, consisting of up to 16,017,639 GDRs to be issued on or about the GDR Closing Date, and additional GDRs to be issued from time to time against the deposit of Shares with the Depositary, to be admitted to the Official List and (ii) to the London Stock Exchange plc for such GDRs to be admitted to trading on the London Stock Exchange's regulated market for listed securities and in particular on the regulated market segment of the IOB. Application has also been made to have the Rule 144A GDRs designated eligible for trading in PORTAL. Prior to the GDR Closing Date there has not been any public market for the GDRs. Accordingly, the Company cannot assure you that a liquid trading market will exist for the Shares or GDRs.

The Company expects that conditional trading through the IOB will commence on a "when and if issued" basis on or about 1 October 2007, and unconditional trading through the IOB will commence on or about 4 October 2007. Investors wishing to enter into transactions in the GDRs prior to the GDR Closing Date of the Offering, whether such transactions are effected on the London Stock Exchange or otherwise, should be aware that the closing of the Offering of the GDRs may not take place on 3 October 2007 or at all if certain conditions or events referred to in the Underwriting Agreement are not satisfied or waived or do not occur on or prior to such date. All dealings in the GDRs prior to the commencement of unconditional dealings will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned.

Some of the Managers and their respective affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with the Company. They have received customary fees and commissions for these transactions and services. In addition, Gazprom has indicated that it may seek external sources of financing to finance the purchase of the Gazprom Shares. Deutsche Bank AG, London Branch, one of the Managers in the Offering, is one of the banks that has been contacted by Gazprom to help it secure such financing.

Deutsche Bank Trust Company Americas, which is an affiliate of Deutsche Bank AG, has been appointed by the Company to act as Depositary in connection with the issuance of the GDRs. Deutsche Bank Trust Company Americas is a wholly-owned subsidiary of Deutsche Bank Trust Corporation, a registered bank holding company which is a wholly-owned subsidiary of Deutsche Bank AG.

Selling Restrictions

Each of the Managers has agreed in the Underwriting Agreement to comply with the following selling restrictions in connection with offers and sales of the GDRs and Shares.

United States

Each of the Managers has represented that the Shares and GDRs have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act. Each of the Managers has further represented that it has offered and sold the Shares and GDRs, and has agreed that it will offer and sell the Shares and GDRs, only in accordance with Rule 903 of Regulation S or Rule 144A. Accordingly, neither it, its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Shares and GDRs.

Each of the Managers has represented that neither it nor any of its affiliates, nor any person acting on its or their behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the U.S. Securities Act) in connection with any offer and sale of the Shares and GDRs in the United States and that the Managers only may directly or through their respective U.S. broker-dealer affiliates arrange for the offer and resale of GDRs in the United States only to QIBs in accordance with Rule 144A.

In addition, until 40 days after the commencement of the Offering of the Shares and GDRs, an offer or sale of the Shares or the GDRs within the United States by a dealer that is not participating in the Offering may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

The Managers propose to offer the Shares (i) in the form of GDRs to institutional investors outside the United States in reliance on Regulation S, (ii) in the form of GDRs through the U.S. selling agents of certain of the Managers, only to QIBs in the United States in reliance on Rule 144A, and (iii) in the form of shares to institutional investors outside the United States in reliance on Regulation S and inside the United States to QIBS in reliance on Rule 144A. Each of the Managers has agreed that, except as permitted in the Underwriting Agreement, it will not offer, sell or deliver Shares or the GDRs within the United States.

United Kingdom

Each of the Managers has represented and agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any Shares or GDRs in circumstances in which section 21(1) of the FSMA does not apply; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares or GDRs in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each a Relevant Member State), an offer to the public of any Shares or GDRs which are the subject of the Offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State: (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial years, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (c) by the Managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Joint Global Co-ordinators for any such offer; or (d) in any other circumstances falling with Article 3(2) of the Prospectus Directive, provided in each case that no such offer of Shares or GDRs shall result in a requirement for the publication by the Company or any Manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any Shares or GDRs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares or GDRs to be offered so as to enable an investor to decide to purchase any Shares or GDRs, as the same may be varied in that Member State, by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each subscriber for or purchaser of Shares or GDRs described in this document located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

In the case of any Shares or GDRs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, warranted to and agreed with the Managers and the Company that (i) any Shares or GDRs acquired by it have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, or in circumstances in which the prior consent of the Managers has been obtained to each such proposed offer or resale, or (ii) where Shares or GDRs have been acquired by it or on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Shares or GDRs to it is not treated under the Prospectus Directive as having been made to such persons. The Company and the Managers and each of their respective affiliates, and others will rely upon the truth and accuracy of the foregoing representation, warranty and agreement. Notwithstanding the above, a person who is not a qualified investor and

who has notified the Managers of such fact in writing may, with the consent of the Managers, be permitted to subscribe for or purchase Shares or GDRs.

The Russian Federation

Each of the Managers has acknowledged that no Russian issue prospectus has been registered or is intended to be registered with respect to the GDRs, and, consequently, each of the Managers has represented, warranted and agreed that neither it nor any of its affiliates, nor any person acting on its or their behalf has advertised, placed or otherwise transferred, nor will advertise, place or otherwise transfer as part of their initial distribution or public circulation anytime thereafter, any GDRs to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation, or to any person located within the territory of the Russian Federation unless and to the extent otherwise permitted under Russian law (it being understood and agreed that the Managers may distribute this prospectus to a limited number of persons in the Russian Federation for the purposes of providing information about the Offering).

Japan

No registration pursuant to Article 4, Paragraph 1 of the Securities and Exchange Law of Japan (the "SEL") or of the Financial Instruments and Exchange Law of Japan (the "FIEL"), which will amend and reinstate the SEL in its entirety on 30 September 2007, has been made or will be made with respect to the solicitation of an offer to acquire the Shares or of the GDRs, as the case may be, to any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) on the ground that one of the private placement exemptions from such registration requirement is applicable as provided in Article 2, Paragraph 3, Item 2-(ii)(ro) of the SEL or of the FIEL, as the case may be.

The issuer of the Shares is not subject to periodic reporting requirements under Article 24 of either the SEL or the FIEL. The holders of the Shares or of the GDRs, as the case may be, who at the time of the acquisition of such securities represented their status as qualified institutional investors ("QIIs") as defined in the SEL or the FIEL, as applicable, are not permitted to transfer such securities to any Japanese resident unless the transferee is another QII. The holders of the GDRs may not divide any of the GDRs into pieces for further transfer to Japanese residents.

Australia

This prospectus does not constitute a disclosure document or a product disclosure statement for the purposes of the Corporations Act 2001 of the Commonwealth of Australia (the "Corporations Act") and has not been, and will not be, lodged with the Australian Securities and Investments Commission. No securities commission or similar authority in Australia has reviewed or in anyway passed upon this document or the merits of these securities, and any representation to the contrary is an offence. The Shares and GDRs will be offered to persons who receive offers in Australia only to the extent that both: (1) those persons are "wholesale clients" for the purposes of Chapter 7 of the Corporations Act; and (2) such offer of the Shares for issue or sale does not need disclosure to investors under Part 6D.2 of the Corporations Act.

Any offer of the Shares or GDRs received in Australia is void to the extent that it needs disclosure to investors under the Corporations Act. In particular, offers for the issue or sale of the Shares or GDRs will only be made, and this document may only be distributed, in Australia in reliance on various exemptions from such disclosure to investors provided by section 708 of the Corporations Act ("section 708") and where the investors are also "wholesale clients" as described above.

As any offer for the Shares or GDRs will be made in Australia without disclosure under the Corporations Act, the offer of the Shares or GDRs for sale in Australia within 12 months of their issue may, under section 707(3) or 1012C(6) of the Corporations Act, require disclosure to investors under the Corporations Act if none of the exemptions under the Corporations Act apply. Accordingly, any person to whom the Shares or GDRs are issued or sold pursuant to this document must not, within 12 months after the issue, offer (or transfer, assign or otherwise alienate) those Shares or GDRs to investors in Australia except in circumstances where disclosure to investors is not required under the Corporations Act or unless a compliant disclosure document or product disclosure statement is prepared and lodged with the Australian Securities and Investments Commission.

Neither of the Company nor the Managers hold Australian financial services licences. Neither of the Company nor the Managers are licenced to provide financial product advice in relation to the Shares and GDRs. An investor in the Company will not have cooling off rights.

Hong Kong

Shares and GDRs may not be sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Shares or GDRs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong), has been issued in Hong Kong or elsewhere, other than with respect to Shares or GDRs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares or GDRs may not be circulated, distributed, nor may the Shares or GDRs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Shares or GDRs are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the Shares or GDRs pursuant to an offer made under Section 275 except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than SU.S.$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

South Africa

The Shares and GDRs may not be offered or sold and this prospectus and any document in connection with this prospectus may not be distributed or disseminated in the Republic of South Africa other than to (i) banks (duly registered as such in the Republic of South Africa), mutual banks (duly registered as such in the Republic of South Africa) or insurers (duly registered as such in the Republic of South Africa) acting as principals, or to wholly-owned subsidiaries of such duly registered banks, mutual banks or insurers acting as agents in the capacity of authorised portfolio managers for a duly registered pension fund or collective investment scheme managed by the said wholly-owned subsidiary which is duly registered as a management company in terms of applicable South African legislation, and/or (ii) persons where the total acquisition cost of the securities for a single person acting as principal is at least ZAR100,000.

This prospectus and any document in connection with this prospectus is furthermore distributed in the Republic of South Africa only in relation to the Offering of the Shares and GDRs, and not in relation to any offer(s) which may or are to be made to members of the public.

United Arab Emirates

This prospectus is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose.

By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that this prospectus has not been approved by the UAE Central Bank, the UAE Ministry of Economy and Planning or any other authorities in the United Arab Emirates, nor has the placement agent, if any, received authorisation or licensing from the UAE Central Bank, the UAE Ministry of Economy and Planning or any other authorities in the United Arab Emirates to market or sell securities within the United Arab Emirates. No marketing of any financial products or services has been or will be made from within the United Arab Emirates and no subscription to any securities, products or financial services may or will be consummated within the United Arab Emirates. It should not be assumed that the placement agent, if any, is a licenced broker, dealer or investment advisor under the laws applicable in the United Arab Emirates, or that it advises individuals resident in the United Arab Emirates as to the appropriateness of investing in or purchasing or selling securities or other financial products. Interests in the Shares or GDRs may not be offered or sold directly or indirectly to the public in the United Arab Emirates. This does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that the Shares and the GDRs have not been and will not be offered, sold or publicly promoted or advertised in the Dubai International Financial Centre other than in compliance with laws applicable in the Dubai International Financial Centre, governing the issue, Offering or sale of securities. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it.

Nothing contained in this prospectus is intended to constitute investment, legal, tax, accounting or other professional advice. This prospectus is for your information only and nothing in this prospectus is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice rendered on the basis of your situation.

The Managers may rely on the truth and accuracy of the foregoing representations, acknowledgements and agreements and will not be responsible for any loss occasioned by such reliance.

General

No action has been taken or will be taken in any jurisdiction that would permit a public offering of the Shares or the GDRs, or the possession or distribution of this prospectus or any other material relating to the offering or the Shares and GDRs, in any jurisdiction where action for such purpose is required. Accordingly, the Shares and GDRs may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with such securities be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

No dealer, salesperson or other person has been authorised to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorised by the Company or any Manager. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the Company's affairs since the date hereof or that the information contained in this prospectus is correct as of a date after its date.

Settlement and Delivery

Clearing and Settlement of GDRs

Custodial and depositary mechanisms have been established among Euroclear, Clearstream and DTC to facilitate the initial issue of the GDRs and cross-market transfers of the GDRs associated with secondary market trading.

The Clearing Systems

Euroclear and Clearstream

Euroclear and Clearstream each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective customers may settle trades with each other. Indirect access to Euroclear or Clearstream is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with a Euroclear or Clearstream participant, either directly or indirectly.

Distributions of dividends and other payments with respect to book-entry interests in the GDRs held through Euroclear or Clearstream will be credited, to the extent received by the Depositary, to the cash accounts of Euroclear or Clearstream participants in accordance with the relevant system's rules and procedures.

DTC

DTC has advised the Company as follows: DTC is a limited-purpose trust company organised under the laws of the State of New York, a "banking organisation" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of securities transactions between DTC participants through electronic computerised book-entry changes in DTC participants' accounts. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organisations. Indirect access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Holders of book-entry interests in the GDRs holding through DTC will receive, to the extent received by the Depositary, all distributions of dividends or other payments with respect to book-entry interests in the GDRs from the Depositary through DTC and DTC participants. Distributions in the United States will be subject to relevant U.S. tax laws and regulations. See "Taxation—Certain U.S. Federal Income Tax Considerations".

As DTC can act on behalf of DTC direct participants only, who in turn act on behalf of DTC indirect participants, the ability of beneficial owners who are indirect participants to pledge book-entry interests in the GDRs to persons or entities that do not participate in DTC, or otherwise take actions with respect to book-entry interests in the GDRs, may be limited.

Registration and Form

Book-entry interests in the GDRs held through Euroclear and Clearstream will be represented by the Master Regulation S GDR registered in the name of BT Globenet Nominees Limited as nominee of Deutsche Bank AG, London Branch, as common depositary for Euroclear and Clearstream. Book-entry interests in the GDRs held through DTC will be represented by the Master Rule 144A GDR registered in the name of Cede & Co., as nominee for DTC, which will be held by the Depositary or any co-registrar of the Depositary appointed by the Depositary under the Deposit Agreements as custodian for DTC. As necessary, the Depositary will adjust the amounts of GDRs on the relevant register to reflect the amounts of GDRs held through Euroclear, Clearstream and DTC, respectively. Beneficial ownership in the GDRs will be held through financial institutions as direct and indirect participants in Euroclear, Clearstream and DTC.

The aggregate holdings of book-entry interests in the GDRs in Euroclear, Clearstream and DTC will be reflected in the book-entry accounts of each such institution. Euroclear, Clearstream and DTC, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the GDRs, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the GDRs. The Depositary will be responsible for maintaining a record of the aggregate holdings of GDRs registered in the name of the common depositary for Euroclear and Clearstream and the nominee for DTC. The Depositary will be responsible for ensuring that payments received by it from the Company for holders holding through Euroclear and Clearstream are credited to Euroclear or Clearstream, as the case may be, and the Depositary will also be responsible for ensuring that payments received by it from the Company for holders holding through DTC are received by DTC. The address for DTC is P.O. Box 5020, New York, NY 10274, United States of America. The address for Euroclear is 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium. The address for Clearstream is 42 Avenue J.F. Kennedy, L-1855 Luxembourg, Luxembourg.

The Company will not impose any fees in respect of the GDRs; however, holders of book-entry interests in the GDRs may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear, Clearstream or DTC and certain fees and expenses payable to the Depositary in accordance with the terms of the Deposit Agreements.

Global Clearance and Settlement Procedures

Initial settlement

The GDRs will be in global form evidenced by the two Master GDRs. Purchasers electing to hold book-entry interests in the GDRs through Euroclear and Clearstream accounts will follow the settlement procedures applicable to depositary receipts. DTC participants acting on behalf of purchasers electing to hold book-entry interests in the GDRs through DTC will follow the delivery practices applicable to depositary receipts.

Secondary Market Trading

Transfer restrictions

For a description of the transfer restrictions relating to the Shares and GDRs, see "Transfer Restrictions".

Trading between Euroclear and Clearstream participants

Secondary market sales of book-entry interests in the GDRs held through Euroclear or Clearstream to purchasers of book-entry interests in the GDRs through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the normal procedures applicable to depositary receipts.

Trading between DTC participants

Secondary market sales of book-entry interests in the GDRs held through DTC will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to depositary receipts, if payment is effected in U.S. dollars, or free of payment, if payment is not effected in U.S. dollars. Where payment is not effected in U.S. dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading between DTC seller and Euroclear/Clearstream purchaser

When book-entry interests in the GDRs are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the DTC participant must send to DTC a delivery free of payment instruction at least two business days prior to the settlement date. DTC will in turn transmit such instruction to Euroclear or Clearstream, as the case may be, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream participant. On the settlement date, DTC will debit the account of its DTC participant and will instruct the Depositary to instruct Euroclear or Clearstream, as the case may be, to credit the relevant account of the Euroclear or Clearstream participant, as the case may be. In addition, on the settlement date, DTC will instruct the Depositary to (i) decrease the amount of book-entry interests in the GDRs registered in the name of a nominee for DTC and represented by the Master Rule 144A GDR and (ii) increase the amount of book-entry interests in the GDRs registered in the name of the common depositary for Euroclear and Clearstream and represented by the Master Regulation S GDR.

Trading between Clearstream/Euroclear seller and DTC purchaser

When book-entry interests in the GDRs are to be transferred from the account of a Euroclear or Clearstream participant to the account of a DTC participant, the Euroclear or Clearstream participant must send to Euroclear or Clearstream a delivery free of payment instruction at least two business days prior to the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream participant, as the case may be. On the settlement date, Euroclear or Clearstream, as the case may be, will debit the account of its participant and will instruct the Depositary to instruct DTC to credit the relevant account of Euroclear or Clearstream, as the case may be, and will deliver such book-entry interests in the GDRs free of payment to the relevant account of the DTC participant. In addition, Euroclear or Clearstream, as the case may be, shall on the settlement date instruct the Depositary to (i) decrease the amount of the book-entry interests in the GDRs registered in the name of the common depositary and evidenced by the Master Regulation S GDR and (ii) increase the amount of the book-entry interests in the GDRs registered in the name of a nominee for DTC and represented by the Master Rule 144A GDR.

General

Although the foregoing sets out the procedures of Euroclear, Clearstream and DTC in order to facilitate the transfers of interests in the GDRs among participants of Euroclear, Clearstream and DTC, none of Euroclear, Clearstream or DTC are under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of the Company, the Managers, the Depositary, the Custodian or their respective agents will have any responsibility for the performance by Euroclear, Clearstream or DTC or their respective participants of their respective obligations under the rules and procedures governing their operations.

Clearing and Settlement of Shares

Prospective investors could deliver their orders for the Shares to the Managers during the bookbuilding process and/or submit applications to subscribe for the Shares to the Broker, in accordance with the procedure set out in the issuance decision of the Company and the Company's Russian prospectus registered with the FSFM on 7 August 2007. Following the delivery by the investors of their orders for the Shares to the Managers during the bookbuilding process, the Managers and the Depositary will submit to the Broker applications to subscribe for the relevant number of the Shares. After the placement of the Shares, the Company will file with the FSFM a placement notification with respect to the issuance of shares, including the Shares, signed by the Company and the Broker, together with any other documents required under the applicable laws and regulations of the Russian Federation. Secondary sales of the Shares may commence on the next business day following such filing.

The Shares offered by the Company are payable in roubles or, for non-Russian residents, roubles or U.S. dollars. The settlement price of such Shares in roubles is determined as the Offer Price in U.S. dollars converted into roubles using the rate of 24.9755 roubles per U.S. dollar (the official exchange rate published by the CBR for exchange of U.S. dollars into roubles for the date preceding the date of the approval of the Offer Price by the Company's Board of Directors). Investors must have notified the Managers on the currency of payment not later than 28 September 2007. If prospective investors deliver their orders for the Shares to the Managers during the bookbuilding process, they would bear the obligation to pay for the Shares on such date as may be agreed with the Managers. Provided that the Placement Notice with respect to the issuance of new shares, including the Shares, is filed with the FSFM by the Company on or about 11 October 2007, the Shares are expected to be delivered by the Managers to such prospective investors on or about 17 October 2007.

In order to take delivery of the Shares, a purchaser should either have a securities account with the Registrar or a depositary account with ZAO "Depositary Clearing Company" ("DCC"), or any other depositary that has an account with DCC or a securities account with the Registrar. Investors may, at their own expense, choose to hold the Shares through a securities account with the Registrar. However, Shares held by investors at a securities account with the Registrar are ineligible for trading on MICEX or the RTS.

Information Relating to the Depositary

The Depositary is Deutsche Bank Trust Company Americas. Deutsche Bank Trust Company Americas was incorporated on 5 March 1903 as a bank with limited liability in the State of New York and is an indirect wholly-owned subsidiary of Deutsche Bank AG. The Depositary is subject to regulation and supervision by the New York State Banking Department, the Federal Reserve Board and the Federal Deposit Insurance Corporation. The registered office of the Depositary is located at 60 Wall Street, New York, NY 10005 and the registered number is BR1026. A copy of the Depositary's By-laws, as amended, together with copies of the most recent financial statements and annual report of the Depositary will be available for inspection at the principal administrative establishment of the Depositary located at 60 Wall Street, DR Department, 27th Floor, New York, NY 10005 and at the office of the Depositary located at Winchester House, 1 Great Winchester Street, London EC2N 2DB. Such information will be updated as long as the GDRs are admitted to listing on the Official List and admitted to trading on the London Stock Exchange's regulated market for listed securities and Deutsche Bank Trust Company Americas is the Depositary.

Legal Matters

Certain legal matters under U.S. and U.K. law with respect to the Offering will be passed upon for the Company by Debevoise & Plimpton LLP. Certain legal matters under Russian law will be passed upon for the Company by Liniya Prava, Moscow, Russian Federation. Certain legal matters with respect to the Offering will be passed upon for the Managers by Skadden, Arps, Slate, Meagher & Flom (UK) LLP, London, England and Skadden, Arps, Slate, Meagher & Flom LLP, Moscow, Russian Federation.

Independent Auditors

The combined and consolidated financial statements of the Company and its subsidiaries as of 31 December 2006 and 2005 and for each of the two years in the period ended 31 December 2006, included in this prospectus, have been audited by ZAO PricewaterhouseCoopers Audit, independent auditors, Kosmodamianskaya Nab. 52, Bldg. 5, Moscow 115054, Russian Federation, as stated in their reports appearing herein. ZAO PricewaterhouseCoopers Audit is a member of the Russian Chamber of Auditors (*Auditorskaya Palata Rossii*) and The Institute of Professional Accountants of Russia (*Institut Professionalnih Buhgalterov Rossii*).

With respect to the unaudited financial information of the Company for the six months period ended 30 June 2007, included in this prospectus, ZAO PricewaterhouseCoopers Audit reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated 30 August 2007 appearing herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

Listing and General Information

1. All consents, approvals, authorisations or other orders required for the issuance of the Shares and the GDRs under the laws of the Russian Federation have been given or obtained (subject only to (i) the filing with the FSFM of a Placement Notice, or registration of a placement report, with respect to those Shares, failing which the registration of a placement report in respect of those Shares) and (ii) the registration of amendments to the Charter to reflect the issuance of such Shares).

2. The issuance of Shares was duly authorised by the general shareholders meeting of the Company on 22 June 2007 in accordance with its charter and was registered with the FSFM on 7 August 2007. The circulation of the Shares outside the Russian Federation in the form of GDRs was approved by the FSFM on 7 August 2007.

3. It is expected that the GDRs will be admitted to the Official List on or about 4 October 2007 subject to the issuance of the Master GDRs. Application has been made for the GDRs to be traded on the IOB of the London Stock Exchange. Prior to admission to the Official List, however, conditional dealings will be permitted by the London Stock Exchange in accordance with its rules on a "when and if issued" basis. Transactions will normally be effected for delivery on the third working day after the day of the transaction.

4. The Company was incorporated in the Russian Federation on 9 March 2005, as a joint stock company for an unlimited duration, and it operates under the laws of the Russian Federation. The company was registered on 9 March 2005 under Main State Registration Number (OGRN) 1052600002180, by Inspectorate of the Federal Tax Service in Izobilnensky Region of Stavropolsky krai, Tax Identification Number (INN) 2607018122, KPP Code 260701001. The Company's registered office is Solnechnodolsk settlement, Izobilnensky region, Stavropolskiy krai 356128, Russian Federation. The Company's main administrative office is located at 6th Floor Bldg. 56, Profsoyuznaya Street, Moscow 117393, Russian Federation, and its telephone number is +7 495 981-30-39.

5. If definitive certificates are issued in exchange for the Master GDRs, the Company will appoint an agent in the United Kingdom.

6. There has been no significant change in the Company's financial or trading position since 30 June 2007 (the date of the latest unaudited interim financial statements).

7. Copies of the following will be available for inspection and may be obtained free of charge, during regular business hours on any weekday, at the office of Debevoise & Plimpton LLP, Tower 42, Old Broad Street, London EC2N 1HQ, United Kingdom for the duration of the Offering:
   - the charter of the Company (English translation); and
   - copies of the Company's audited combined and consolidated financial statements as of 31 December 2005 and 2006 and for the years then ended, together with the auditors' reports relating thereto, and copies of the Company's unaudited combined and consolidated interim financial statements as of 30 June 2007 and for the six months then ended.

8. The Company prepared annual and interim financial statements in accordance with IFRS. Copies of the Company's future annual audited financial statements and unaudited interim financial statements required to be provided to holders of GDRs will be available for inspection and may be obtained free of charge at the office of the Company.

9. There are no temporary documents of title issued in respect of GDRs. There is no premium and there are not expenses specifically charged to any purchaser of GDRs in this Offering. This Offering in relation to the GDRs is an institutional offering only in which payment for the GDRs by investors will be arranged with the Managers. Holders may inspect the rules governing the issue of the certificates at the offices of the Depositary from the closing date of this Offering.

10. The Offer Price of the GDRs was determined based on the results of the bookbuilding exercise conducted by the Managers. The GDRs have no nominal or par value.

11. The Rule 144A GDRs will be accepted for clearance through the facilities of DTC and the Regulation S GDRs will be accepted for clearance through Euroclear and Clearstream. The Common Code for the Regulation S GDRs is 031527996, the ISIN for the Regulation S GDRs is US6708482095, the CUSIP number for the Regulation S GDRs is 670848209 and the SEDOL is B24GK30 . The Common Code for the Rule 144A GDRs is 031526655, the ISIN for the Rule 144A GDRs is US6708481006, the CUSIP number for the Rule 144A GDRs is 670848100 and the SEDOL is B24GK63. The ISIN for the Shares is RU000A0JNG55.

Glossary of Terms

"AO-Energos"	Regional vertically integrated energy companies that generate, transmit, distribute and sell both heat (thermal) energy and electricity in their respective regions.
"Availability Factor"	The ratio of (i) the time that an electricity generation facility is either operating or on standby for a specified period to (ii) the total time in that period.
"Average Load"	In relation to any period, the output of an electricity generation facility for that period divided by the number of hours in that period.
"Average Load Factor"	The ratio of (i) the actual electricity output of an electricity generation facility for a specified period to (ii) the electricity output that would be achieved by fully utilising the installed capacity of that generation unit for the whole of that period.
"FSK"	An open joint-stock company, created on 25 June 2002 by RAO UESR as its wholly-owned subsidiary for the purpose of managing the unified national grid. The Federal Grid Company's tasks include ensuring non-discriminatory access by market participants to the electric power transmission. The Federal Grid Company will enter into mandatory transmission contracts with all wholesale and retail energy suppliers that have met certain regulatory requirements and have entered into dispatch services agreements with the System Operator.
"FTS"	Federal Service on Tariffs, which is responsible for regulating the activities of the natural monopolies, including in the energy sector, as well as for regulating electricity and thermal energy tariffs.
"Fuel Equivalent"	A method of measuring fuels that have different energy values by reference to a base energy value of 7,000 kilocalories per kilogramme ("kcal/kg"). For example, one tonne of coal with an actual energy value of approximately 4,000 kcal/kg has a fuel equivalent value of 1 x 4,000/7,000 = 0.57 tonnes of fuel equivalent.
"Fuel Rate"	Aggregate fuel consumption (in fuel equivalent) is divided by electricity and heat energy output, giving a figure in grams per kWh (for electricity) and kg/Gcal (for heat energy).
"Gcal"	Gigacalorie, equal to one thousand million calories.
"Gcalh"	Gigacalories per hour.
"GW"	Gigawatt, equal to one thousand million watts.
"GWh"	Gigawatt-hour, equal to one thousand million watt-hours.
"Gce/kWh"	Gram coal equivalent per kWh, a measure used to calculate the efficiency of a generation unit in terms of how much fuel it requires to produce one kilowatt-hour of electricity.
"HPP"	Hydro power plants.
"Internal use of electricity"	The ratio (expressed as a percentage) of (i) the volume of electricity produced by an electricity generation facility that is available for sale for a specified period to (ii) the actual electricity output of that electricity generation facility for that period.
"kW"	Kilowatts, equal to one thousand watts.
"kWh"	Kilowatt-hour, equal to one thousand watt-hours.
"MW"	Megawatts, equal to one million watts.
"MWh"	Megawatt-hour, equal to one million watt-hours.

"New Wholesale Market Rules" ...	A set of rules, issued pursuant to Resolution No. 529, which provide for the creation of a new wholesale electricity market. Pursuant to the New Wholesale Market Rules, electricity supply companies in the wholesale market are allowed to sell power at market rates, with their distribution fees determined by market mechanisms.
"NPP"	Nuclear power plants.
"Operating Capacity"	The installed capacity of an electricity generation facility as adjusted to take into account the non-availability of certain capacity, including as a result of the closure of plant due to unscheduled shutdowns and maintenance works.
"Resolution No. 109"	Resolution No. 109 "On Price Setting with respect to Electric and Thermal Energy in the Russian Federation", dated 26 February 2004.
"Resolution No. 529"	Resolution of the Government of the Russian Federation "On improvement of the functioning of the wholesale electric energy market" No. 529 of 31 August 2006.
"Resolution No. 530"	Resolution of the Government of the Russian Federation "On approval of rules of the retail energy market for the transitional period" No. 530, 31 August 2006.
"Resolution No. 643"	Resolution of the Government of the Russian Federation "On rules of the wholesale electricity market (capacity) for the transitional period" No. 643 of 24 October 2003.
"System Operator"	Open Joint Stock Company System Operator – Central Dispatching Administration, created on 17 July 2002 pursuant to Resolution No. 526 issued by the Russian government on 11 July 2001, for the purpose of providing operational dispatch control services, including centralised control of technological operation modes of technical equipment of electric power plants, electric power grids and electric power receiving equipment of load-controlled electric power consumers performed in order to secure a reliable electric power supply and electric power quality meeting technical regulations and other mandatory requirements.
"TWh"	One thousand Gigawatt-hours.
"Trade System Administrator"	Non-profit Partnership Trade System Administrator of the Wholesale Electricity Market of Unified Energy System.
"Utilisation Rate"	The ratio of (i) the actual electricity output of an electricity generation facility for a specified period to (ii) the electricity output that would be achieved by fully utilising the operating capacity of that generation facility for the whole of that period.
"Watt-hour"	The amount of energy expended by a one watt load for one hour.

Index to Financial Statements

Interim Combined and Consolidated Financial Statements of OGK-2 Group Prepared in Accordance With International Financial Reporting Standards (IFRS) for the six months ended 30 June 2007 (unaudited)

Report on review of interim financial statements F-3

Interim Combined and Consolidated Balance Sheet as at 30 June 2007 .... F-4

Interim Combined and Consolidated Income Statement for the 6 months ended 30 June 2007 (unaudited) F-5

Interim Combined and Consolidated Cash Flow Statement for the 6 months ended 30 June 2007 (unaudited) F-6

Interim Combined and Consolidated Statement of Changes in Equity for the 6 months ended 30 June 2007 (unaudited) F-7

Notes to Interim Combined and Consolidated Financial Statements for the 6 months ended 30 June 2007 (unaudited) F-8

Annual Combined and Consolidated Financial Statements of OGK-2 Group Prepared in Accordance With International Financial Reporting Standards (IFRS) for the years ended 31 December 2006 and 31 December 2005

Independent Auditor's report on the 2006 and 2005 financial statements F-34

Combined and Consolidated Balance Sheet as at 31 December 2006 and 31 December 2005 .... F-36

Combined and Consolidated Income Statement for the years ended 31 December 2006 and 31 December 2005 .... F-37

Combined and Consolidated Cash Flow Statement for the years ended 31 December 2006 and 31 December 2005 .... F-38

Combined and Consolidated Statement of Changes in Equity for the years ended 31 December 2006 and 31 December 2005 .... F-39

Notes to the Combined and Consolidated Financial Statements for the years ended 31 December 2006 and 31 December 2005 .... F-40

OGK-2 Group

Interim Combined and Consolidated Financial Statements
Prepared In Accordance With
International Financial Reporting Standards (IFRS)

For the six months ended
30 June 2007 (Unaudited)

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders and the Board of Directors of Open Joint-Stock Company "The Second Generating Company of the Wholesale Electric Power Market" (OJSC OGK-2):

Introduction

We have reviewed the accompanying interim combined and consolidated financial statements of OJSC OGK-2 and its subsidiaries (the "OGK-2 Group") which comprise the consolidated balance sheet as at 30 June 2007 and the combined and consolidated income statement, combined and consolidated statement of changes in equity and combined and consolidated statement of cash flows for the six months then ended and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these interim combined and consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on these interim combined and consolidated financial statements based on our review. Management has issued interim combined and consolidated financial statements for the first time as of and for the period ended 30 June 2007 and hence we did not perform a review of interim financial information as of and for the period ended 30 June 2006.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim combined and consolidated financial statements do not present fairly, in all material respects, the financial position of the OGK-2 Group as at 30 June 2007, and its financial performance and its cash flows for the six months period then ended in accordance with International Accounting Standard 34 "Interim Financial Reporting".

Emphasis of Matter

Without qualifying our conclusion, we draw your attention to Notes 1, 2 and 5 to the accompanying interim combined and consolidated financial statements. The Government of the Russian Federation has an ultimate controlling interest in the OGK-2 Group and Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

ZAO PricewaterhouseCoopers Audit

Moscow, Russian Federation

30 August 2007

OGK-2 Group

Interim Combined and Consolidated Balance Sheet
As at 30 June 2007

	Notes	Unaudited 30 June 2007	31 December 2006
		(In thousands of Russian Roubles)	
ASSETS			
Non-current assets			
Property, plant and equipment	6	17,318,018	17,346,025
Intangible assets	7	331,677	298,861
Other non-current assets	8	326,014	302,477
Total non-current assets		**17,975,709**	**17,947,363**
Current assets			
Cash		643,786	1,178,570
Accounts receivable and prepayments	9	1,739,126	1,917,403
Inventories	10	2,192,521	1,980,743
Current income tax prepayments		249,839	241,477
Other current assets	11	540,842	541,709
Total current assets		**5,366,114**	**5,859,902**
TOTAL ASSETS		**23,341,823**	**23,807,265**
EQUITY AND LIABILITIES			
Equity			
Share capital Ordinary shares (nominal value RR 9,604,621)	12	9,604,621	26,480,896
Share premium		1,818,408	1,818,408
Merger reserve	12	(632,422)	(17,508,697)
Retained earnings		2,872,968	2,284,262
Total equity		**13,663,575**	**13,074,869**
Non-current liabilities			
Deferred income tax liabilities	13	2,696,057	2,700,229
Non-current debt	14	1,246,314	1,074,660
Pension liabilities	18	282,653	461,754
Total non-current liabilities		**4,225,024**	**4,236,643**
Current liabilities			
Current debt and current portion of non-current debt	15	2,944,914	4,662,797
Accounts payable and accruals	16	2,163,282	1,481,092
Other taxes payable	17	345,028	351,864
Total current liabilities		**5,453,224**	**6,495,753**
Total liabilities		**9,678,248**	**10,732,396**
TOTAL EQUITY AND LIABILITIES		**23,341,823**	**23,807,265**

M.V. Kuzichev
General Director

A.P. Vainilavichute
Chief Accountant

30 August 2007

The accompanying notes are an integral part of these interim combined and consolidated financial statements (unaudited)

OGK-2 Group

Interim Combined and Consolidated Income Statement
For the 6 months ended 30 June 2007 (unaudited)

	Notes	6 months ended 30 June 2007	6 months ended 30 June 2006
		(In thousands of Russian Roubles, except for earning/(loss) per ordinary share information)	
Revenues	19	15,938,225	12,003,763
Operating expenses	20	(14,753,714)	(11,723,329)
Other operating income/(expenses)		1,207	(81,002)
Operating profit		**1,185,718**	**199,432**
Finance costs	21	(205,148)	(98,981)
Profit before income tax		**980,570**	**100,451**
Total income tax charge	13	(301,864)	(219,854)
Profit/(loss) for the period		**678,706**	**(119,403)**
Attributable to:			
Shareholders of OJSC OGK-2		678,706	(210,594)
Minority interest		—	91,191
Earnings/(loss) per ordinary share for profit/(loss) attributable to the shareholders of OJSC OGK-2—basic and diluted (in Russian Roubles)	22	**0.03**	**(0.01)**

M.V. Kuzichev
General Director

A.P. Vainilavichute
Chief Accountant

30 August 2007

The accompanying notes are an integral part of these interim combined and consolidated financial statements (unaudited)

OGK-2 Group

Interim Combined and Consolidated Cash Flow Statement
For the 6 months ended 30 June 2007 (unaudited)

	Notes	6 months ended 30 June 2007	6 months ended 30 June 2006
		(In thousands of Russian Roubles)	
Cash flow from operating activities:			
Profit before income tax		980,570	100,451
Adjustments for non-cash items:			
Depreciation of property, plant and equipment	6	539,326	439,378
(Reversal)/charge of provision for impairment of accounts receivable		(22,070)	27,300
Decrease in provision for inventory obsolescence		(24,743)	(35,251)
Interest income		(23,405)	(4,417)
Interest expense		211,760	65,839
(Decrease)/accrual for pension liabilities		(154,703)	33,263
Other non-cash items		13,325	54,167
Operating cash flows before working capital changes and income tax paid		**1,520,060**	**680,730**
Working capital changes:			
Decrease in accounts receivable and prepayments		235,933	329,837
Increase in inventories		(187,035)	(290,166)
Decrease/(increase) in other current assets		867	(20,392)
Increase in other non-current assets		(23,577)	(10,486)
Increase in accounts payable and accruals		764,218	202,370
Decrease in taxes payable, other than income tax		(6,833)	(282,634)
Decrease in pension liabilities		(24,398)	(18,389)
Income tax paid in cash		(304,086)	(360,779)
Net cash generated from operating activities		**1,975,149**	**230,091**
Cash flow from investing activities:			
Interest received		1,229	3,801
Purchase of property, plant and equipment		(620,930)	(201,505)
Proceeds from sale of property, plant and equipment		2,695	9,626
Acquisitions of intangible assets		(34,051)	(7,809)
Net cash used in investing activities		**(651,057)**	**(195,887)**
Cash flows from financing activities:			
Proceeds from short-term borrowings		450,000	4,495,100
Proceeds from long-term borrowings		1,200,000	840,000
Repayment of short-term debt		(3,160,225)	(4,310,828)
Repayment of long-term debt		—	(641,000)
Interest paid		(215,486)	(72,358)
Payments under finance lease		(57,314)	(67,085)
Dividend paid by the Company to shareholders of OJSC OGK-2		(75,851)	(246,260)
Dividend paid by the Company to minority interest shareholders		—	(51,106)
Net cash used in financing activities		**(1,858,876)**	**(53,537)**
Net decrease in cash		**(534,784)**	**(19,333)**
Cash at the beginning of the period		**1,178,570**	**880,355**
Cash at the end of the period		**643,786**	**861,022**



M.V. Kuzichev
General Director

A.P. Vainilavichute
Chief Accountant

30 August 2007

The accompanying notes are an integral part of these interim combined and consolidated financial statements (unaudited)

OGK-2 Group

Interim Combined and Consolidated Statement of Changes in Equity
For the 6 months ended 30 June 2007 (unaudited)

	Attributable to the shareholders of OJSC OGK-2						
	Ordinary share capital	Share premium	Merger reserve	Retained earnings	Total	Minority interest	Total Equity
			(In thousands of Russian Roubles)				
At 1 January 2006	**10,769,804**	**—**	**(2,146,523)**	**296,614**	**8,919,895**	**2,306,639**	**11,226,534**
(Loss)/profit for the period	—	—	—	(210,594)	(210,594)	91,191	(119,403)
Dividends	—	—	—	(489,303)	(489,303)	(6,778)	(496,081)
Payment of share capital (Note 12)	14,547,266	1,818,408	(14,697,082)	—	1,668,592	(1,668,592)	—
At 30 June 2006	**25,317,070**	**1,818,408**	**(16,843,605)**	**(403,283)**	**9,888,590**	**722,460**	**10,611,050**
At 1 January 2007	**26,480,896**	**1,818,408**	**(17,508,697)**	**2,284,262**	**13,074,869**	**—**	**13,074,869**
Profit for the period	—	—	—	678,706	678,706	—	678,706
Dividends (Note 12)	—	—	—	(90,000)	(90,000)	—	(90,000)
Decrease in share capital (Note 12)	(16,876,275)	—	16,876,275	—	—	—	—
At 30 June 2007	**9,604,621**	**1,818,408**	**(632,422)**	**2,872,968**	**13,663,575**	**—**	**13,663,575**

M.V. Kuzichev
General Director

A.P. Vainilavichute
Chief Accountant

30 August 2007

The accompanying notes are an integral part of these interim combined and consolidated financial statements (unaudited)

(in thousands of Russian Roubles)

Note 1. The Company and its operations

Open Joint-Stock Company "The Second Generating Company of the Wholesale Electric Power Market" (OJSC OGK-2, or the "Company") was established on 9 March 2005 within the framework of Russian electricity sector restructuring in accordance with the Resolution No. 1254-r adopted by the Russian Federation Government on 1 September 2003.

The OJSC OGK-2 primary activities are generation and sale of electric power and heat. The Company primarily consists of the following power stations: Troitskaya GRES, Stavropolskaya GRES, Pskovkaya GRES, Serovskaya GRES and Surgutskaya GRES-1.

The Company is registered by the Izobilnensk District Inspectorate of the RF Ministry of Taxation of Stavropol Region.

The Company's office is located at 56, Profsoyuznaya str., 117393, Moscow, Russia.

Operating environment. Whilst there have been improvements in economic trends in the Russian Federation, the country continues to display certain characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation and relatively high inflation. Furthermore, the tax, currency and customs legislation within the Russian Federation is subject to varying interpretations and changes, which can occur frequently.

Relations with the state and current regulation. As at 30 June 2007 the Russian Federation owned 52.7% of the Russian Open Joint Stock Company for Energy and Electrification Unified Energy System of Russia ("RAO UES") (the "Parent"), which in its turn owned 80.93% of voting ordinary shares of OJSC OGK-2 (80.93% as at 31 December 2006). The Government of the Russian Federation is the ultimate controlling party of the Company.

The Company's customer base includes a large number of entities controlled by or related to the state. Moreover, the state controls a number of the Company's fuel suppliers.

The Government of the Russian Federation directly affects the Company's operations through regulation by the Federal Tariff Service ("FTS"), with respect to its wholesale energy sales, and by the Regional Tariff Services ("RTSs"), with respect to its heat sales. The operations of all generating facilities are coordinated by JSC System Operator—Central Despatch Unit of Unified Energy System ("SO-CDU") in order to meet system requirements in an efficient manner. SO-CDU is controlled by RAO UES of Russia.

Tariffs which the Company may charge for sales of electricity and heat are governed by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies. Historically, such tariffs have been based on a "cost-plus" system, meaning cost of service plus a margin, where costs are determined under the Regulations on Accounting and Reporting of the Russian Federation ("RAR"), a basis of accounting which significantly differs from International Financial Reporting Standards ("IFRS"). In practice, tariff decisions were impacted significantly by social and political considerations, causing significant delays in tariff determinations and tariff increases that were lower than required to compensate for cost increases.

As described in Notes 2, 23 and 24, the Government's economic, social and other policies could have material effects on the operations of the Company.

Sector restructuring. The Russian electric utilities industry is presently undergoing a restructuring process designed to introduce competition into the electricity sector and to create an environment in which the RAO UES Group and its successor companies (including OJSC OGK-2) can raise the capital required to maintain and expand current capacity.

A crucial step in developing a competitive wholesale electricity (capacity) market was the adoption of the new Wholesale Electric Power (capacity) Market (NOREM) Rules of the Transitional Period approved by

(in thousands of Russian Roubles)

Resolution of the Government of the Russian Federation No. 529 dated 31 August 2006 and which came into force on 1 September 2006. Under the new wholesale market framework, electricity and power purchase-and-sale transactions in the regulated market sector are to be governed by a regulated bilateral contract system. From 1 September 2006, regulated contracts covered all volumes of electricity and power produced and consumed.

From 2007 the volumes of electricity (power) traded in the wholesale market at regulated prices will begin to be substantially reduced. The pace of reduction was set by the Russian Federation Government according to socio-economic development forecasts. In 2007 it is expected up to 90% of the forecasted production volumes will be traded at regulated prices. The period from 2006 to approximately 2011 is a transition period. After that, it is expected that a fully competitive wholesale market will develop.

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Company will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard.

Establishment of the Company

The Company was incorporated on 9 March 2005 by its then sole shareholder RAO UES. At the date of incorporation, RAO UES made contributions to the Company's charter capital in the form of shares of the thermal power generating companies OJSC "Troitskaya GRES" ("**OJSC Troitskaya GRES**"), OJSC "Stavropolskaya GRES" ("**OJSC Stavropolskaya GRES**") and OJSC "Pskovskaya GRES" ("**OJSC Pskovskaya GRES**"). These three generating companies had been incorporated as subsidiaries of RAO UES in 1993 (OJSC Troitskaya GRES and OJSC Stavropolskaya GRES) and 1994 (OJSC Pskovskaya GRES), and, following their contribution to the Company in March 2005, became operating subsidiaries of the Company.

On 22 May 2006, the Company acquired control through a transfer of business under common contol of a further two generating companies, OJSC "Serovskaya GRES" ("**OJSC Serovskaya GRES**") and OJSC "Surgutskaya GRES-1" ("**OJSC Surgutskaya GRES-1**"). In contrast to the three generating companies referred to above, neither of these two subsidiaries had existed as a separate business unit prior to 2005. OJSC Serovskaya GRES had been incorporated on 1 April 2005 and comprised various business and production assets that had been transferred from OJSC "Sverdlovenergo" ("**OJSC Sverdlovenergo**"), a subsidiary of RAO UES. OJSC Surgutskaya GRES-1 had been incorporated on 1 July 2005 and comprised various business and production assets that had been transferred from another subsidiary of RAO UES, OJSC "Tyumenenergo" ("**OJSC Tyumenenergo**"). Each of OJSC Sverdlovenergo and OJSC Tyumenenergo had comprised various businesses in addition to electric and heat energy generation, and the assets that were transferred to OJSC Serovskaya GRES and OJSC Surgutskaya GRES-1, respectively, had not in either case been operated as an identifiable and discrete business unit.

On 29 September 2006, each of OJSC Troitskaya GRES, OJSC Stavropolskaya GRES, OJSC Pskovskaya GRES, OJSC Serovskaya GRES and OJSC Surgutskaya GRES-1 were merged with the Company. As a result, they ceased to exist as separate legal entities and became operating units of the Company.

After the merger the Company doesn't have any other material subsidiaries.

Note 2. Financial condition

As at 30 June 2007, the Company's current liabilities exceeded its current assets by Russian Roubles ("RR") 87,110 thousand (as at 31 December 2006 the Company's current liabilities exceeded its current assets by RR 635,851 thousand).

As discussed above the Company is affected by government policy through the control of tariffs and other factors. The FTS does not always permit tariff increases in line with increases in the Company's costs and thus some tariffs are insufficient to cover all the costs of generation. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude additional costs recognized under an IFRS basis of accounting.

(in thousands of Russian Roubles)

As a result, tariffs may not consistently allow for an adequate return on investment and currently do not provide sufficient funds for the full replacement of property, plant and equipment. However, during 2006 and to date in 2007 the growing demand for electricity and capacity together with increasing the free trading sector of the wholesale electricity market have resulted in a higher rate of revenue growth (see Regulatory issues and sector restructuring in Note 1).

The Company's management has been taking the following actions in order to address the issues noted above and further improve the Company's financial position:

- introduction of improved financial budgeting procedures, a strong focus on timely cash collection of current and old debtor balances;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional governments and regulators for real increases in tariffs to support adequate long term investment into the Company's generation, transmission and distribution assets;
- raising long-term debt/equity financing for investments in new generation assets.

Note 3. Basis of preparation

Statement of compliance. These interim combined and consolidated financial statements ("Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS" and related interpretations adopted by the International Accounting Standards Board ("IASB").

Each subsidiary of the Company individually maintains its own books of accounts and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation. The accompanying Financial Statements are based on the statutory records and adjusted and reclassified for the purpose of fair presentation in accordance with IFRS.

Functional and presentation currency. The national currency of the Russian Federation is the Russian rouble ("RR"), which is the functional currency of the Company and its subsidiaries and the currency in which these financial statements are presented. All financial information presented in RR has been rounded to the nearest thousand.

Predecessor Accounting. During 2005, the Parent transferred to the Company 100% less 1 share, 51.01% and 50.00% of the outstanding ordinary shares of Troitskaya GRES, Stavropolskaya GRES and Pskovskaya GRES respectively. During 2006 the Parent transferred to the Company 100% and 65.33% of the outstanding ordinary shares of Surgutskaya GRES-1 and Serovskaya GRES respectively in exchange for the ordinary shares of the Company.

In these interim combined and consolidated financial statements, the Company accounted for the business combination with these entities as business combinations amongst entities under common control under an accounting policy using the predecessor values method. Accordingly, assets and liabilities of the contributed entities were accounted for at the carrying value, as determined by RAO UES in its IFRS consolidated financial statements. Information in respect of the comparative has been presented as if the business combination took place at 1 January 2005. Therefore Troitskaya GRES, Stavropolskaya GRES, Pskovkaya GRES, Serovskaya GRES and Surgutskaya GRES-1 were accounted in the Company's combined and consolidated financial statements effective from 1 January 2005.

The difference between the consideration paid and the predecessor carrying values of the net assets relating to the acquisition of a business from an entity under common control is recorded in equity, as a merger reserve.

Accounting for the effects of hyperinflation. The Russian Federation has previously experienced relatively high levels of inflation and was considered to be hyperinflationary as defined by IAS 29 "Financial Reporting in

(in thousands of Russian Roubles)

Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. Hyperinflation in the Russian Federation ceased effective from 1 January 2003. Restatement procedures of IAS 29 are therefore only applied to assets acquired or revalued and liabilities incurred or assumed prior to that date. For these balances, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts of these financial statements.

New accounting developments. These interim combined and consolidated financial statements have been prepared by applying the accounting policies consistent with those of the annual financial statements for the year ended 31 December 2006, except for those policies which were changed to comply with the new or amended standards and interpretations that are in force for the year beginning on 1 January 2007.

These new or amended standards and interpretations that are in force for the year beginning on 1 January 2007 and their impact on the current period or any prior period is described below:

- IFRS 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements—Capital Disclosures.
- IFRIC 7, Applying the Restatement Approach under IAS 29 (effective for periods beginning on or after 1 May 2006, that is from 1 January 2007);
- IFRIC 8, Scope of IFRS 2 (effective for periods beginning on or after 1 May 2006, that is from 1 January 2007).

The effect of adoption of the above new standard and interpretations on the Company's financial position at 30 June 2007 and 31 December 2006 and on the results of its operations for the six month ended 30 June 2007 and 30 June 2006 was not significant.

Other new standards or interpretations. The Company has not early adopted the following other new standards or interpretations:

- IFRS 8, Operating Segments (effective for annual periods beginning on or after 1 January 2009). The Standard applies to entities whose debt or equity instruments are traded in a public market or that file, or are in the process of filing, their financial statements with a regulatory organisation for the purpose of issuing any class of instruments in a public market. IFRS 8 requires an entity to report financial and descriptive information about its operating segments and specifies how an entity should report such information;
- IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006);
- IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006);
- IFRIC 11, IFRS 2—Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007);
- IFRIC 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008);
- IFRIC 13, Customer Loyalty Programmes (effective for annual periods beginning on or after 1 July 2008);
- IFRIC 14, IAS 19—Defined Benefit Assets and Minimum Funding Requirements (effective for annual periods beginning on or after 1 January 2008);
- IAS 23, Borrowing Cost (Amendment, applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after 1 January 2009). All borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale must be capitalized under the revised standard. The Company currently expenses all borrowing costs.

The effect of these changes for the Company's financial statements in the period of their initial application is not known or reasonably estimable at the moment.

Going concern. The accompanying interim combined and consolidated financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. The recoverability of the Company's assets, as well as the future operations of the Company, may be significantly affected by the current and future economic environment. The accompanying financial statements do not include any adjustments should the Company be unable to continue as a going concern.

Critical accounting estimates and assumptions. The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgments, apart from those involving estimations, in the process of applying the accounting policies. Judgments that have the most significant effect on the amounts recognized in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

Provision for impairment of accounts receivable

Provision for impairment of accounts receivable is based on the Company's assessment of whether the collectibility of specific customer accounts worsened compared to prior estimates. If there is deterioration in a major customer's creditworthiness or actual defaults are higher than the estimates, the actual results could differ from these estimates.

Provision for impairment of property, plant and equipment

At each balance sheet date the Company assesses whether there is any indication that the recoverable amount of the Company's property, plant and equipment has declined below the carrying value. The recoverable amount of property, plant and equipment is the higher of an asset's fair value less costs to sell and its value in use. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of income in the period in which the reduction is identified. If conditions change and management determines that the value of property, plant and equipment has increased, the impairment provision will be fully or partially reversed.

Useful lives of property, plant and equipment

The estimation of the useful lives of an item of property, plant and equipment is a matter of management judgment based upon experience with similar assets. In determining the useful life of assets, management considers the expected usage, estimated technical obsolescence, physical wear and tear and the physical environment in which the asset is operated. Changes in any of these conditions or estimates may result in adjustments for future depreciation rates.

Tax contingencies

Russian tax legislation is subject to varying interpretations and changes, which can occur frequently. Where the Company management believes it is probable that their interpretation of the relevant legislation and the Company's tax positions cannot be sustained, an appropriate amount is accrued for in these IFRS financial statements.

Note 4. Summary of significant accounting policies

Principles of consolidation. The Financial Statements comprise the financial statements of OJSC OGK-2 and the financial statements of those entities whose operations are controlled by OJSC OGK-2. Control is presumed to exist when OJSC OGK-2 controls, directly or indirectly through subsidiaries, more than 50% of voting rights.

(in thousands of Russian Roubles)

A) Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. The minority interest has been disclosed as part of equity.

B) Transactions eliminated on consolidation

Inter-company balances and transactions, and any unrealized gains arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

Transfers of subsidiaries from parties under common control. Contributions to share capital of shares in subsidiaries from parties under common control are accounted for using the pooling of interest method. Under this method the financial statements of the combined entity are presented as if the businesses had been combined from the beginning of the earliest period presented. The assets and liabilities of the subsidiary transferred under common control are at the predecessor entity's carrying amounts. Any difference between the carrying amount of net assets and the nominal value of share capital contributed and share premium is accounted for in these consolidated financial statements as an adjustment to equity.

Foreign currency. Monetary assets and liabilities, held by the Company and denominated in foreign currencies at the balance sheet date, are translated into RR at the exchange rates prevailing at the date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of the monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

As at 30 June 2007, the official rate of exchange, as determined by the Central Bank of the Russian Federation, between the RR and the US Dollar ("USD") was RR 25.82: USD 1.00 (31 December 2006: RR 26.33: USD 1.00), between the RR and the EURO RR 34.72: EURO 1.00 (31 December 2006: RR 34.70: EURO 1.00).

Dividends. Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared (approved by shareholders) before or on the balance sheet date. Dividends are disclosed when they are declared after the balance sheet date, but before the financial statements are authorized for issue.

Property, plant and equipment. In 2005 property, plant and equipment were recognized at the carrying value determined in accordance with IFRS by the Predecessor.

Property, plant and equipment are stated at depreciated cost less impairment. Deemed cost was initially determined by a third party valuation as at 31 December 1997 and restated for the impact of inflation until 31 December 2002. Adjustments are made for additions, disposals and depreciation charges. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised in prior years is reversed if there has been an increase in the estimated fair value or value in use used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. The third party valuation was performed in order to determine a basis for cost, because the historical accounting records for property, plant and equipment were not readily available, in accordance with paragraph 16 of IAS 29. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment and the Company has not adopted a policy of revaluation on subsequent measurement.

(in thousands of Russian Roubles)

Renewals and improvements are capitalised and the assets replaced are retired. The cost of repair and maintenance are expensed as incurred. Gains and losses arising from the retirement of property, plant and equipment are included in the income statement as incurred.

Social assets are not capitalised as they are not expected to result in future economic benefits to the Company. Costs associated with fulfilling the Company's social responsibilities are expensed as incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset when it is available for use. The remaining useful lives of property, plant and equipment are reviewed annually.

The useful lives, used for depreciation calculation, in years, are as follows:

Type of facility	Remaining useful lives re-assessed at 01 January 2005	Remaining useful lives re-assessed at 01 January 2006
Electricity and heat generation	10-66	4-66
Other	7-10	7-22

Cash and cash equivalents. Cash comprises cash in hand and cash deposited on demand at banks. Cash equivalents comprise short-term highly liquid investments that are readily convertible into cash and have a maturity of three months or less from the date of acquisition and are subject to insignificant changes in value.

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes. Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment. Such provision for doubtful debtors is established if there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of receivables. In practice, the entity has estimated that the nominal amount of accounts receivable approximates the fair value at inception.

Differences in tariffs between the sale and purchase of electricity through FOREM (Federal Wholesale Electricity (Power) Market) resulted in unallocated balances (tariff imbalance). These imbalances and related revenues were not recognised in the Company's accounts.

The deferred value added tax ("VAT") and profit tax were recognised in relation to the above tariff imbalance represented liabilities to the budget and was reflected in the balance sheet until the specified VAT and profit tax returns for their reversal were submitted to tax authorities.

As part of the state reform of the electricity sector as at 1 September 2006 new rules on wholesale electricity (power) market implemented (see Note 1) which eliminated the instances of tariff imbalance, as suppliers and consumers of electricity conclude bilateral contracts with agreed tariffs.

Value added tax on purchases and sales. Starting 1 January 2006 output VAT related to sales is payable to tax authorities on the earlier of (a) collection of the receivables from customers or (b) delivery of the goods or services to customers. Input VAT is generally recoverable against output VAT upon receipt of the VAT invoice.

Before 1 January 2006 there were other tax rules applied for output and input VAT. Output VAT related to sales was generally payable to tax authorities on the collection of the receivables from customers. The related deferred VAT liability was maintained until the underlying receivable balances are either recovered or written off for tax purposes. Input VAT was generally recoverable against output VAT upon payment for purchases made.

There are also some transition rules applied for output and input VAT incurred before 1 January 2006 and which were not settled as at 1 January 2006. Generally, according to the rules these output and input VAT will be settled during 2006-2007 but not later than the first tax period of year 2008.

The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases is recognized in the balance sheet on a gross basis and disclosed separately as an asset and liability. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT.

Inventories. Inventories are valued at the lower of net realizable value and weighed average acquisition cost. Provision is made for potential losses on obsolete or slow-moving inventories, taking into account their expected use and future realizable value.

Intangible assets. Intangible assets acquired separately are reported at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Income tax. The income tax expense represents the sum of the tax currently payable and deferred income tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax. Deferred tax is provided using the balance sheet liability method for the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for the financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit or loss. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilized. Deferred tax assets and liabilities are netted only within the individual companies of the Company. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilized.

Deferred tax movements are recorded in the income statement except when they are related to the items directly charged to the shareholders' equity. In this case deferred taxes are recorded as part of the shareholders' equity.

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added tax. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method. If accounts payable are restructured and the discounted present value of the cash flows under the restructured terms discounted using the original effective interest rate differs by more than ten percent from the discounted present value of the remaining cash flows of the original financial liability, then the fair value of the restructured payable is measured as the discounted present value of the cash flows under the restructured terms. In this case the amount of the discount is credited to the income statement (finance costs) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is amortized over the period of the restructuring as an interest expense.

Debt. Debt is recognized initially at its' fair value. If it is significantly different from the transaction price, fair value is determined using the prevailing market interest rate for a similar instrument. In subsequent periods, debt is stated at amortized cost using the effective yield method; any difference between the fair value at initial recognition (net of transaction costs) and the redemption amount is recognized in the income statement as an interest expense over the period of the debt obligation.

Borrowing Costs. The Company applies the benchmark treatment of IAS 23 "Borrowing costs" and recognises all borrowing costs as an expense in the period in which they are incurred.

Finance leases. Where the Company is a lessee in a lease which transferred substantially all the risks and rewards incidental to ownership to the Company, the assets leased are capitalised in property, plant and equipment at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding rental obligations, net of future finance charges, are included in debts. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest cost is charged to the statement of operations over the lease period using the effective interest method.

Operating leases. Where the Company is a lessee in a lease which does not transfer substantially all the risk and rewards incidental to ownership from the lessor to the Company, the total lease payments, including those on expected termination, are charged to profit or loss on a straight-line basis over the period of the lease.

When assets are leased out under an operating lease, the lease payments receivable are recognised as rental income on a straight-line basis over the lease term.

Minority interest. Minority interest represents the minority shareholders' proportionate share of the equity and results of operations of the Company's subsidiaries. This has been calculated based upon the minority interests' ownership percentage of these subsidiaries. In purchases of minority interest, difference, if any, between the carrying amount of a minority interest and the amount paid to acquire it is recorded directly in equity.

Pension and post-employment benefits. In the normal course of business the Company contributes to the Russian Federation defined contribution state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred and included in employee benefit expenses and payroll taxes in the statements of operations.

Benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognised in the balance sheet in respect of defined benefit pension plans operated by the Company is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligations are calculated using the projected unit credit method. The present value of the defined benefit obligations are determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid associated with the operation of the plans, and that have terms to maturity approximating the terms of the related pension liabilities.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligations are charged or credited to the statement of operations over the employees' expected average remaining working lives.

The effect of curtailment or settlement of a defined benefit plan is recognised immediately in income statement.

Revenue recognition. Revenue is recognized on the delivery of electricity and heat during the period. Revenues are measured at the fair value of consideration received or receivable. Revenue amounts are represented exclusive of value added tax.

Segment reporting. The Company operates predominantly in a single geographical area and industry, the generation of electric power and heat in the Russian Federation.

Earnings per share. The earnings per share are determined by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the reporting period.

(in thousands of Russian Roubles)

Fair value measurement. The fair value of accounts receivable for disclosure purposes is measured by discounting the value of expected cash flows at the market rate of interest for similar borrowers at the reporting date.

The fair value of financial liabilities and other financial instruments (except if publicly quoted) for disclosure purposes is measured by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments. The fair value of publicly quoted financial instruments for disclosure purposes are measured based on current market value at the close of business on the reporting date.

Seasonality. Demand for electricity and heat is influenced by both the season of the year and the relative severity of the weather. Revenues from heating are concentrated within the months of October to March. A similar, though less severe, concentration of electricity sales occurs within the same period. The seasonality of electricity and heat production has a corresponding impact on the usage of fuel.

Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance. This seasonality does not impact the revenue or cost recognition policies of the Company.

Note 5. Related Parties

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions in the 6 months ended 30 June 2007 and in the 6 months ended 30 June 2006 or had significant balances outstanding at 30 June 2007 and at 31 December 2006 are detailed below.

Parent

Transactions with the Parent were as follows:

	6 months ended 30 June 2007	6 months ended 30 June 2006
Dividends accrued	72,837	489,303

Balances with Parent at the end of the periods were as follows:

	30 June 2007	31 December 2006
Accounts payable	170,221	173,441

Transactions with the Parent's subsidiaries and associates

Transactions with the Parent's subsidiaries were as follows:

	6 months ended 30 June 2007	6 months ended 30 June 2006
Sales of electricity	11,637,503	9,386,163
Sales of heat	181,536	123,215
Other sales	11,424	10,875

Balances with Parent's subsidiaries at the end of the periods were as follows:

	30 June 2007	31 December 2006
Accounts receivable, gross	1,173,218	966,650
Provision for impairment of accounts receivable	(426,110)	(449,429)
Accounts payable	429,291	129,443

(in thousands of Russian Roubles)

State-controlled entities

In the normal course of business the Company enters into transactions with other entities under government control. Prices for natural gas, electricity and heat are based on tariffs set by FTS. Bank loans are granted at market rates. Taxes are charged and paid under the Russian tax legislation.

The Company had the following significant transactions with state-controlled entities:

	6 months ended 30 June 2007	6 months ended 30 June 2006
Sales of heat, condensate and utilities services	36,497	149,223
Purchase of fuel	3,227,639	2,740,300

The Company had the following significant balances with state-controlled entities:

	30 June 2007	31 December 2006
Accounts receivable and prepayments	127,652	79,026
Bad debt provision	(59,538)	(48,449)
Accounts payable and accruals	153,747	175,321
Current debt and current portion of non-current debt	1,075,500	1,504,800

Interest expense accrued for the 6 months ended 30 June 2007 was RR 63,682 thousands (for the 6 months ended 30 June 2006: RR 28,059 thousands).

Tax balances are disclosed in the balance sheet and Notes 13 and 17. Tax transactions are disclosed in the Company's statement of operations and Notes 13 and 20.

Transactions with key management

Compensation is paid to members of the Management Board of the Company for their services in full time management positions. The compensation is made up of a contractual salary and a performance bonus depending on results for the period according to Russian statutory financial statements. The compensation is approved by the Board of Directors. Discretionary bonuses are also payable to members of the Management Board, which are approved by the Chairman of the Management Board according to his perception of the value of their contribution.

Fees, compensation or allowances to the members of the Board of Directors for their services in that capacity and for attending Board meetings are paid depending on results for the year.

Total remuneration in the form of salary and bonuses paid to the members of the Board of Directors and Management Board for the 6 months ended 30 June 2007 was RR 21,672 thousand (for the 6 months ended 30 June 2006—RR 14,179 thousand). Total remuneration in the form of salary and bonuses accrued to the members of the Board of Directors and Management Board for the 6 months ended 30 June 2007 was RR 20,933 thousand (for the 6 months ended 30 June 2006—RR 15,252 thousand).

There are no transactions or balances with key management besides their remuneration in the form of salary and bonuses.

(in thousands of Russian Roubles)

Note 6. Property, plant and equipment

Cost	Electricity and heat generation	Construction in progress	Other	Total
Opening balance as at 31 December 2005	23,551,853	1,497,259	3,246,509	28,295,621
Additions	542	170,105	14,302	184,949
Transfer	27,267	(80,081)	52,814	—
Disposals	(24,149)	(2,943)	(80,510)	(107,602)
Closing balance as at 30 June 2006	23,555,513	1,584,340	3,233,115	28,372,968
Accumulated depreciation (including impairment)				
Opening balance as at 31 December 2005	(12,240,801)	(739,557)	(2,115,513)	(15,095,871)
Charge for the period	(347,401)	—	(91,977)	(439,378)
Disposals	3,375	—	46,066	49,441
Closing balance as at 30 June 2006	(12,584,827)	(739,557)	(2,161,424)	(15,485,808)
Net book value as at 30 June 2006	10,970,686	844,783	1,071,691	12,887,160
Net book value as at 31 December 2005	11,311,052	757,702	1,130,996	13,199,750
Cost				
Opening balance as at 31 December 2006	23,577,932	1,779,314	3,400,466	28,757,712
Additions	2,459	479,375	31,003	512,837
Transfer	82,178	(208,460)	126,282	—
Disposals	—	(1,494)	(119)	(1,613)
Closing balance as at 30 June 2007	23,662,569	2,048,735	3,557,632	29,268,936
Accumulated depreciation (including impairment)				
Opening balance as at 31 December 2006	(8,726,897)	(598,116)	(2,086,674)	(11,411,687)
Charge for the period	(460,319)	—	(79,007)	(539,326)
Disposals	—	—	95	95
Closing balance as at 30 June 2007	(9,187,216)	(598,116)	(2,165,586)	(11,950,918)
Net book value as at 30 June 2007	14,475,353	1,450,619	1,392,046	17,318,018
Net book value as at 31 December 2006	14,851,035	1,181,198	1,313,792	17,346,025

Management has concluded that at 31 December 2006 there were indications for reversing previously recognised impairment losses for those generating units that were controlled by the Group at respective reporting date. Consequently, it has resulted in the reversal of the previously recognized impairment loss to the extent of RR 4,307,159 thousand at 31 December 2006.

The assets transferred to the Company did not include the land on which the Company's buildings and facilities are situated. The Company has the right to purchase this land upon application to the state registration body or to formalize the right for rent after the right expiry date, which is 1 January 2008.

Leased property, plant and equipment

The Company leased certain equipment under a number of finance lease agreements. In some cases at the end of the leases the Company has the option to purchase the equipment at a beneficial price, in other cases at the end of the leases the Company receives the equipment in ownership without additional payments. As at 30 June 2007 the net book value of leased property, plant and equipment was RR 214,104 thousand (as at 31 December 2006 RR 227,434 thousand). The leased equipment secures lease obligations.

Operating lease

The Company leases a number of land areas owned by local governments under operating leases. Land lease payments are determined by lease agreements.

(in thousands of Russian Roubles)

Non-cancellable operating lease rentals are payable as follows:

	30 June 2007	31 December 2006
Not later than one year	8,935	70,908
Later than one year and not later than five years	7,636	7,950
Later than five years	25,535	22,652
Total	**42,106**	**101,510**

The land areas leased by OJSC OGK-2 are the territories on which the Company's electric power stations, stations and other assets are located. Lease payments are reviewed regularly to reflect market rentals.

Note 7. Intangible assets

	SAP R-3 software	Other intangibles	Total intangible assets
Balance as at 1 January 2005	**—**	**3,612**	**3,612**
Additions	83,241	1,979	85,220
Disposals	—	—	—
Balance as at 31 December 2005	**83,241**	**5,591**	**88,832**
Additions	211,506	—	211,506
Disposals	—	(1,477)	(1,477)
Balance as at 31 December 2006	**294,747**	**4,114**	**298,861**
Additions	34,051	—	34,051
Disposals	—	(1,235)	(1,235)
Balance as at 30 June 2007	**328,798**	**2,879**	**331,677**

Intangible assets include costs incurred in respect of implementation of SAP R-3 software. Amortisation of software will be started on completion of the implementation projects.

Note 8. Other non-current assets

	30 June 2007	31 December 2006
Restructured trade and other receivables (net of provision for impairment of accounts receivable of 289,237 thousand as at 30 June 2007 and 302,186 thousand as at 31 December 2006)	187,097	188,489
Prepayments/deposits for pensions	115,604	90,635
Other	23,313	23,353
Total	**326,014**	**302,477**

Assets on solidarity accounts and on individual accounts in non-state pension fund in respect of current employees were recognized as "Prepayments/ deposits for pensions". This prepayment/deposits for pensions are disclosed gross of pension liabilities for both periods presented.

(in thousands of Russian Roubles)

Note 9. Accounts receivable and prepayments

	30 June 2007	31 December 2006
Trade receivables		
(net of provision for impairment of accounts receivable of RR 384,368 thousand as at 30 June 2007 and RR 411,840 thousand as at 31 December 2006)	1,134,165	614,108
Advances to suppliers	369,281	729,314
Prepayments and accrued income	60,449	51,092
Prepaid value-added tax	84,112	208,853
Value added tax recoverable		
(net of provision for impairment of accounts receivable of RR 1,323 thousand as at 30 June 2007 and 4,603 thousand as at 31 December 2006)	54,628	63,937
Other receivables	223,588	438,588
(net of provision for impairment of accounts receivable of RR 141,145 thousand as at 30 June 2007 and 123,855 thousand as at 31 December 2006)		
Total	**1,926,223**	**2,105,892**
Less: Restructured trade and other receivables		
(net of provision for impairment of accounts receivable of 289,237 thousand as at 30 June 2007 and 263,929 thousand as at 31 December 2006)	(187,097)	(188,489)
Total	**1,739,126**	**1,917,403**

Management has determined the provision for impairment of accounts receivable based on specific customer identification, customer payment trends, subsequent receipts and settlements and analyses of expected future cash flows. The effects of discounting are reflected in the provision for impairment of accounts receivable and expense. Management of the Company believes that Company will be able to realize the net receivable amount through direct collections and other non-cash settlements, and therefore the recorded value approximates their fair value.

Note 10. Inventories

	30 June 2007	31 December 2006
Fuel supplies	1,125,986	1,177,585
Materials and supplies	466,311	333,163
Spare parts	600,224	469,995
Total	**2,192,521**	**1,980,743**

The above inventory balances are recorded net of an obsolescence provision of RR 10,340 thousand and RR 35,083 thousand as at 30 June 2007 and 31 December 2006, respectively.

Inventory balances as at 30 June 2007 and 31 December 2006 included RR 212,828 thousand and RR 409,013 thousand, respectively, of inventory pledged as collateral according to loan agreements.

Note 11. Other current assets

	30 June 2007	31 December 2006
Short-term deposits (7.5%)	500,000	500,000
Bank promissory notes (zero interest rate)	40,842	41,542
Other short-term investments	—	167
Total	**540,842**	**541,709**

(in thousands of Russian Roubles)

Note 12. Equity

Share capital

The Group was formed by the combination of a number of businesses under common control. Because of the consequent use of the predecessor basis of accounting (see Note 3), the principal component of the net equity recognised for the Group is based on the historic carrying value of the net assets of the businesses contributed as recorded in the IFRS financial records of the predecessor enterprises, rather than the fair values of those net assets. As the Group was formed as a result of a series of share issues completed after 1 January 2005, the equity statement reflects additions to share capital in the amount equal to the statutory nominal value of the shares issued and share premium which are based on the fair value of the net assets of the businesses contributed. In accordance with the predecessor basis of accounting, the effect of such additions to equity is offset by a corresponding decrease in the merger reserve and reduction in minority interest.

In March 2007 An Extraordinary Shareholders Meeting of OJSC OGK-2 approved the decrease of the company's share capital to RR 9,604,621 thousand by decreasing the nominal value of the shares issued. The company's share capital was decreased to comply with legal capital requirements.

The nominal value of ordinary shares after the decrease is RR 0.3627 per share. The decrease in capital was achieved by the conversion of the shares to ones of the same category (type) with a lower nominal value.

Share capital

(Number of shares unless otherwise stated)	Ordinary shares 30 June 2007	Ordinary shares 31 December 2006
Issued shares	26,480,895,818	26,480,895,818
Par value (in RR)	0.3627	1.00

As at 30 June 2007 number of issued ordinary shares is 26,480,895,818 with a par value of RR 0.363 each. The authorised and not yet issued as at 30 June 2007 number of ordinary shares is 12,000,000,000 with a par value of RR 0.3627 each.

Transactions with the Parent and minority shareholders

In the second quarter 2006 the Company issued 14,547,265,563 shares paid in kind by 94.78%, 100%, 40.69% and 24.63% of the outstanding ordinary shares of Serovskaya GRES, Surgutskaya GRES-1, Stavropolskaya GRES and Pskovskaya GRES. The shares were paid by the Parent and the minorities.

As of result of the share issue the Parent transferred to the Company 65.33% and 100% of the outstanding ordinary shares of Serovskaya GRES and Surgutskaya GRES-1 respectively in exchange for the ordinary shares of the Company with nominal value of RR 10,781,306 thousand. The value of the shares, transferred by the Parent, as determined by the independent appraiser, amounted to RR 767,434 thousand and RR 11,361,535 thousand respectively. Difference between nominal value of ordinary shares of the Company and value of the shares transferred by the Parent of RR 1,347,663 thousand was recorded as share premium.

As a result of the share issue, in the second quarter 2006 the minority shareholders exchanged 40.69%, 24.63% and 29.45% of the outstanding ordinary shares of Stavropolskaya GRES, Pskovskaya GRES and Serovskaya GRES respectively for the ordinary shares of the Company. The difference of RR 470,745 thousand between the values of the shares received from the minority shareholders of RR 4,236,704 thousand as determined by independent appraiser and nominal value of shares issued by the Company of RR 3,765,959 thousand was recorded as share premium.

Merger reserve

Based on the application of predecessor accounting (see Note 3), the difference as at 1 January 2007 of RR 17,508,697 thousand between the value of share capital issued, the IFRS carrying values of the contributed assets and the minority interest has been recorded as a merger reserve within equity.

(in thousands of Russian Roubles)

The effect of decrease in share capital in amount of RR 16,876,275 thousand is offset by a corresponding movement in the merger reserve.

Dividends

The Company's annual statutory accounts form the basis for the annual profit distribution and other appropriations. The specific Russian legislation identifies the basis of distribution as the net profit. However, this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and, accordingly, management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements.

In April 2006 the Company declared final dividends for the year ended 31 December 2005 of RR 0.011836 per share for the total of RR 127.471 thousands, which were totally payable to the Parent. These dividends were recognized as a liability and deducted from equity at 31 December 2006.

In April 2006 Surgutskaya GRES-1 declared interim dividends for three months ended 31 March 2006 of RR 1.315122 per share for the total of RR 361,832 thousand, which were totally payable to the Parent. These dividends were recognized as a liability and deducted from equity at 31 December 2006.

In June 2006 Pskovskaya GRES declared final dividends for the year ended 31 December 2005 of RR 0.013185 per share for the total of RR 10,468 thousand, out of which RR 7,819 and RR 2,649 were payable to the Company and the minority shareholders respectively. These dividends were recognized as liability and deducted from equity at 31 December 2006.

In June 2006 Stavropolskaya GRES declared interim dividends for three months of 2006 of RR 36.804 per share for the total of RR 50,000 thousand, out of which RR 45,871 and RR 4,129 were payable to the Company and the minority shareholders respectively. These dividends were recognized as liability and deducted from equity at 31 December 2006.

All dividends payable to the Company are eliminated as intercompany transactions.

In June 2007 the Company declared final dividends for the year ended 31 December 2006 of RR 0.01873 per share for the total of RR 49,599 thousand, out of which RR 40,140 and RR 9,459 were payable to the Parent and the other Company's shareholders respectively. These dividends were recognized as liability and deducted from equity at 30 June 2007.

In June 2007 the Company declared interim dividends for the three months ended March 31, 2007 of RR 0,0015257 per share for the total of RR 40,401 thousand, out of which RR 32,697 thousand were payable to the Parent and RR 7,704 thousand were payable to other Company's shareholders. These dividends were recognized as a liability and deducted from equity at 30 June 2007.

Note 13. Income tax

Income tax charge

	6 months ended 30 June 2007	6 months ended 30 June 2006
Current income tax charge	(306,036)	(227,779)
Deferred income tax benefit	4,172	7,925
Total income tax charge	**(301,864)**	**(219,854)**

During the 6 months ended 30 June 2007 the Company was subject to a 24% income tax rate on taxable profits.

(in thousands of Russian Roubles)

In accordance with Russian tax legislation, tax losses in different Company companies may not be offset against taxable profits of other Company companies. Accordingly, tax may accrue even where there is a net consolidated tax loss.

Reconciliation between the expected and the actual taxation charge is provided below:

	6 months ended 30 June 2007	6 months ended 30 June 2006
Profit before tax	**980,570**	**100,451**
Theoretical tax charge at the statutory tax rate of 24%	(235,337)	(24,108)
Taxes charged on tariff imbalance	—	(103,380)
Tax effect of change in pension obligations	35,317	—
Other net non-deductible and non-taxable items, net	(101,844)	(92,366)
Total income tax charge	**(301,864)**	**(219,854)**

Deferred income tax. Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets and liabilities are measured at 24%, the rate applicable when the temporary differences will reverse.

Since the date of merger, 29 September 2006, the Company became a single tax payer in terms of both past and future tax obligations. Accordingly, as of 30 June 2007 the Company estimates its current and deferred income tax obligations on net basis as follows:

Deferred tax liabilities

	31 December 2006	Movement for the period recognized in the income statement	30 June 2007
Property, plant and equipment	(2,866,576)	(12,301)	(2,878,877)
Intangible assets (SAP R-3)	(70,739)	16,301	(54,438)
Total	**(2,937,315)**	**4,000**	**(2,933,315)**

Deferred tax assets

	31 December 2006	Movement for the period recognized in the income statement	30 June 2007
Prior years tax losses	118,335	—	118,335
Provision for impairment of accounts receivable	89,311	(46,737)	42,574
Finance lease	37,136	(8,641)	28,495
Inventory provision	3,987	(3,400)	587
Accounts payable	(11,683)	58,950	47,267
Total	**237,086**	**172**	**237,258**

	31 December 2006	Movement for the period recognized in the income statement	30 June 2007
Total deferred tax liabilities	(2,937,315)	4,000	(2,933,315)
Total deferred tax assets	237,086	172	237,258
Deferred tax liabilities, net	**(2,700,229)**	**4,172**	**(2,696,057)**

(in thousands of Russian Roubles)

Note 14. Non-current debt

	Currency	Effective interest rate	Due	30 June 2007	31 December 2006
OAO Evrofinance Mosnarbank	RR	10.50-10.75%	2008	1,400,000	325,000
OAO Alfa-Bank	RR	10.75%	2008	500,000	800,000
OAO Sberbank	RR	9.5-11.8%	2007	168,000	339,000
ZAO Nomos-bank	RR	10.00-10.5%	2007	1,097,000	1,197,000
Finance lease liability	RR	24.86%	2007-2011	46,314	74,660
Total non-current debt				**3,211,314**	**2,735,660**
Less current portion of long-term debt	RR		2007-2008	(1,965,000)	(1,661,000)
Total				**1,246,314**	**1,074,660**

Maturity table

	30 June 2007	31 December 2006
Due for repayment		
Between one and two years	1,246,314	1,074,660
Total	**1,246,314**	**1,074,660**

All of the above bank debt is obtained at fixed interest rates.

The effective interest rate is the market interest rate applicable to the loan at the date of origination for fixed rate loans.

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Both long-term and short-term borrowings were repaid in July 2007 with the proceeds of the bond issuance (see Note 26).

Leasing. Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Finance lease liabilities—minimum lease payments	30 June 2007	31 December 2006
Due for repayment		
Less than one year	93,201	108,124
Between one year and five years	52,606	88,619
Future finance charges on finance lease	(27,079)	(42,010)
Present value of lease liabilities	**118,728**	**154,733**

Management believes that total current value of non-current debt approximates its fair value since actual interest rates approximate current market interest rates available to the Company for similar financial instruments.

(in thousands of Russian Roubles)

Note 15. Current debt and current portion of non-current debt

	Currency	Effective interest rate	30 June 2007	31 December 2006
OAO Sberbank	RR	7.6%-9.0%	907,500	1,165,800
OAO Eurofinance Mosnarbank	RR	8.5%-10.5%	—	1,273,300
OAO Transcreditbank	RR	11.5%	—	200,000
OAO MDM-Bank	RR	9.5%	—	282,625
Current portion of finance lease liability	RR	25%	72,414	80,072
Current portion of long-term debt	RR	—	1,965,000	1,661,000
Total			**2,944,914**	**4,662,797**

Note 16. Accounts payable and accruals

	30 June 2007	31 December 2006
Trade payables	1,063,847	962,707
Salaries and wages payable	203,620	213,318
Advances from customers	549,755	20,693
Accrued liabilities and other payables	255,854	208,317
Dividend payable	90,206	76,057
Total	**2,163,282**	**1,481,092**

Note 17. Other taxes payable

	30 June 2007	31 December 2006
Water usage tax	125,743	159,730
Value added tax	122,085	79,391
Property tax	35,452	39,328
Social tax	28,259	35,076
Personal income tax	17,252	20,411
Current income tax liability	193	2
Other taxes	16,044	17,926
Total	**345,028**	**351,864**

The value added tax figure at 30 June 2007 includes RR 62,817 thousand of deferred VAT (31 December 2006: RR 78,719 thousand), which only becomes payable to the authorities when the underlying receivable balances are either recovered or written off.

Note 18. Pension liabilities

The post employment and post retirement program of the company consists of the occupational pension plan and various post employment, long-term and jubilee benefits. This is a defined benefit plan, under which the participants accrue pension entitlements on the basis of a formula or defined rule. The occupational pension program comprises the main part of the program. According to the pension formulae, the pension benefit is dependent on the past service of participants and their final salary. Employees born before 1967 are entitled to the occupational pension benefits.

The defined benefit pension plan provides old age retirement pension and disability pension. The plan's old age retirement pension is conditional on the member qualifying for the State old age pension.

(in thousands of Russian Roubles)

The company also provides various long-term and post employment benefits including death in service and death in occupational pension benefit, lump sum payments upon retirement and jubilee benefits to active employees.

Additionally the company provides financial support payments of a defined benefit nature to its former employees, who have reached the age of the State old age pension. Such benefits are paid to both those who qualify for the occupational pension plan and those who do not. The company also provides jubilee benefits to its retired former employees.

As at 30 June 2007, there were 4,734 active employees eligible to participate in the post retirement defined benefit program of the company and 2,808 recipients of the financial support benefits.

The last independent actuarial valuation of pension and other post employment and long-term benefits in accordance with the provisions of IAS 19 was performed in July 2007, with valuation date of 30 June 2007 using individual members' census data as at the valuation date.

In January 2007 the Company introduced new benefit formula (common for all its plants) for calculation of pension amount to be paid via non-state pension fund. The new benefit formula assumes reduction (curtailment) in benefits to be paid. The effect of this special event is treated in these financial statements as curtailment. The effect of the curtailment is gain of RR 201,380 thousand recognised in income statement within employee benefits expenses. See also Note 20.

Amounts recognised in the Balance Sheets are as follows:

	30 June 2007	31 December 2006
Present value of defined benefit obligations (DBO)	379,967	579,145
Fair value of plan assets	—	—
Present value of unfunded obligations	379,967	579,145
Unrecognised actuarial losses	(88,522)	(98,886)
Unrecognised past service cost	(8,792)	(18,505)
Net liability at the end of year	**282,653**	**461,754**
Employees' average remaining working life (years)	10	10

Amounts recognised in the Income Statements are as follows:

	6 months ended 30 June 2007	6 months ended 30 June 2006
Current service cost	21,622	16,879
Interest cost	19,451	13,310
Expected return on plan assets	—	—
Net actuarial losses recognised in year	4,683	3,151
Amortisation of past service cost	921	(77)
Settlement/curtailment gain	(201,380)	—
Immediate recognition of vested prior service cost	—	—
Net (income)/expense recognised in the income statement (DB only)	**(154,703)**	**33,263**

Movements in the net liability recognised in the balance sheet are as follows:

	30 June 2007	31 December 2006
Net liability at start of year	461,754	390,008
Net (income)/expense recognised in the income statement	(154,703)	108,523
Benefits paid	(24,398)	(36,777)
Net liability at end of year	**282,653**	**461,754**

(in thousands of Russian Roubles)

The key actuarial assumptions used were as follows:

	30 June 2007	31 December 2006	31 December 2005
Discount rate at 31 December	6.60% p.a.	6.60% p.a.	6.60% p.a.
Future salary increases	9.20% p.a.	9.20% p.a.	9.20% p.a.
Future pension increases	6.60% p.a.	6.60% p.a.	6.60% p.a.
Future financial support benefits increases	5.00% p.a.	5.00% p.a.	5.00% p.a.
Staff turnover	5% p.a.	5% p.a.	5% p.a.
Mortality	Russia 1998	Russia 1998	Russia 1998

Reconciliation of opening and closing balances of the present value of the defined benefit obligation (DBO):

	30 June 2007	31 December 2006
Present value of defined benefit obligations (DBO) at beginning of year	579,145	421,706
Service cost	21,622	33,757
Interest cost	19,451	26,619
Plan participants' contributions	—	—
Actuarial loss	58,156	71,970
Past service cost	—	61,870
Benefits paid	(24,399)	(36,777)
Settlement and curtailment gain	(274,008)	—
Present value of defined benefit obligations (DBO) at the end of year	**379,967**	**579,145**

Funded status of the pension and other post employment and long-term obligations as well as gains/losses arising of experience adjustments is as follows:

	30 June 2007	31 December 2006
Present value of defined benefit obligations (DBO)	379,967	579,145
Fair value of plan assets	—	—
(Surplus)/deficit in plan	379,967	579,145
Gains/(losses) arising of experience adjustments on plan liabilities	(58,156)	(71,970)
Gains/(losses) arising of experience adjustments on plan assets	—	—

Note 19. Revenues

	6 months ended 30 June 2007	6 months ended 30 June 2006
Electricity	15,525,172	11,654,262
Heating	352,010	296,741
Other	61,043	52,760
Total	**15,938,225**	**12,003,763**

(in thousands of Russian Roubles)

Note 20. Operating expenses

	Notes	6 months ended 30 June 2007	6 months ended 30 June 2006
Fuel		8,747,132	7,910,122
Purchased electricity and heat		2,174,500	7,955
Employee benefits		832,794	996,385
Repairs and maintenance		749,424	704,054
Depreciation	6	539,326	439,378
Taxes other than income tax		422,601	450,718
Raw materials and supplies		330,790	323,704
Dispatcher's fees		220,129	194,625
Consulting, legal and audit services		101,759	28,086
Leasing and rent		76,444	58,203
Transport		69,602	57,638
Ecology payments		66,230	66,588
Insurance		29,232	28,763
Decrease in provision for inventory obsolescence		(24,743)	(35,251)
Charge/(reversal) of impairment provision for accounts receivable		(22,070)	27,300
Other expenses		440,564	465,061
Total operating expenses		**14,753,714**	**11,723,329**

Employee benefits expenses comprise the following:

	6 months ended 30 June 2007	6 months ended 30 June 2006
Salaries and wages	753,198	763,575
Payroll taxes	172,015	151,658
Non-state pensions and other long-term benefits (Note 18)	(154,703)	33,263
Financial aid to employees and pensioners	50,173	39,669
Medical insurance	12,111	8,220
Employee benefits	**832,794**	**996,385**
Number of personnel at the end of the period	4,740	4,851

Note 21. Finance costs

	6 months ended 30 June 2007	6 months ended 30 June 2006
Interest income	23,405	4,417
Interest expense	(211,760)	(65,839)
Finance lease charges	(16,793)	(37,559)
Total finance costs	**(205,148)**	**(98,981)**

(in thousands of Russian Roubles)

Note 22. Earnings/(loss) per ordinary share for profit/(loss) attributable to the shareholders of OJSC OGK-2—basic and diluted (in RR)

	6 months ended 30 June 2007	6 months ended 30 June 2006
Weighed average number of ordinary shares issued*	26,480,895,818	26,480,895,818
Profit/(loss) attributable to the shareholders of OJSC OGK-2 (thousands of RR)	678,706	(210,594)
Earnings/(loss) per ordinary share for profit /(loss) attributable to the shareholders of OJSC OGK-2—basic and diluted (in RR)	**0.03**	**(0.01)**

* weighted average number of shares was calculated as they always were in issue starting the first period presented.

Note 23. Commitments

Sales commitments. The Company sells electricity on the two wholesale market sectors: free trading sector and regulated trading sector. The tariffs for the electricity sold/purchased in the regulated trading sector (including the sector of deviations) are set by the Federal Service on Tariffs.

The Company has not entered into sales agreements with duration of more than one year.

Fuel commitments. The Company has a number of outstanding contracts to purchase natural gas and coal, which are supplied under annual contracts. Part of the Company's gas supplies are provided on short-term basis from a variety of suppliers. Prices under the Company's natural gas and coal contracts are generally determined by reference to base amounts adjusted to reflect provisions for changes in regulatory prices, published inflation indices and current market prices.

Capital commitments. The Company has capital commitments of RR 852,876 thousand and RR 886.118 thousand as of 30 June 2007 and as of 31 December 2006, respectively. As at 30 June 2007 the Company has commitments of RR 169,732 thousands in respect of SAP R-3 implementation costs. Also, in July 2007 the Company has negotiated with environmental authorities new limits on contagious smokes for one of its plants. As a result of new limits approval the Company became committed for capital expenditures of RR 495.000 thousands which are aimed to reduce smokes levels of the respective plant.

Note 24. Contingencies

Political environment. The operations and earnings of the Company continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russian Federation.

Insurance. The Company holds limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, the Company is exposed to those risks for which it does not have insurance.

Legal proceedings. Company is party to certain legal proceedings arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which, upon final disposition, will have a material adverse effect on the position of the Company.

The Company entered into a joint and several liability agreement for the contingent liabilities of OJSC Tumenenergo from which Surgutskaya GRES-1 power plant spun off. The agreement stipulates joint and several liability over the contingent liabilities of OJSC Tumenenergo which can crystallise as a result of legal claim against OJSC Tumenenergo in respect of events happened before the date of spun-off. Share of liability of the Company in case the liability arises equals 18.7%. The amount for which the Company could be liable is not reasonably assessable.

Tax contingency. Russian tax, currency and customs legislation is subject to varying interpretation, and changes, which can occur frequently. Management' interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, in particular, the way of accounting for tax purposes of tariff imbalance, water tax, and deductibility of some costs for income tax purposes and recoverability of input VAT associated with these costs. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances review may cover longer periods.

As at 30 June 2007, management believes that its interpretation of the relevant legislation is appropriate and the Company's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these financial statements.

No disclosure has been made in respect of the possible financial effect of potential claims or disputes on some matters as this might seriously prejudice the position of the Company.

Due to the fact that the tax and other legislation do not fully cover all the aspects of the Company restructuring, there might be respective legal and tax risks.

Environmental matters. Company and its predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. Company periodically evaluates their obligations under environmental regulations.

Potential liabilities might arise as a result of changes in legislation and regulation or civil litigation. The impact of these potential changes cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

Note 25. Financial instruments and financial risks factors

Financial risk factors. The Company's activities expose it to a variety of financial risks, including the effects of changes in interest rates, and the collectability of receivables. The Company does not have a risk policy to hedge its financial exposures.

Credit risk. Financial assets, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Company beyond the provision for impairment of receivables already recorded.

The cash has been deposited in the financial institutions with no more than minimal exposure to the default risk at the time of account opening.

Interest rate risk. The Company's operating profits and cash flows from operating activity are largely not dependent on the changes in market interest rates. The Company is only exposed to fair value interest rate risk as all of its borrowings are at fixed interest rates. The Company has no significant interest-bearing assets.

Fair values. Management believes that the fair value of its financial assets and liabilities approximates their carrying amount.

Note 26. Post balance sheet events

GDR program. In July 2007 the Company's shareholders approved GDR underwriting agreement with Deutsche Bank and Troika Dialog. Under the contract the underwriters purchase or assist in sales of up to 12 billion ordinary shares of the Company with face value of 0.3627 RR.

Issue of bonds. In July 2007 OJSC OGK-2 made a public offering of ordinary documentary interest bearing non-convertible bonds, with a mandatory centralized custody. The number of issued bonds was 5,000,000 with a nominal value of RR 1,000 per each bond, maturing on day 1,096 from the date of placement. A 7.7 per cent per annum interest rate on the coupons was determined by a competitive bidding process on the date of the bond placement. All loans as at 30 June 2007 were repaid from the proceeds of the bonds.

OGK-2 Group

Combined and Consolidated Financial Statements
Prepared In Accordance With
International Financial Reporting Standards (IFRS)

For the years ended
31 December 2006 and 31 December 2005

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and the Board of Directors of Open Joint Stock Company "The Second Generating Company of the Wholesale Electric Power Market" (OJSC OGK-2):

We have audited the accompanying combined and consolidated financial statements of OJSC OGK-2 and its subsidiaries (the "OGK-2 Group") which comprise the combined and consolidated balance sheets as at 31 December 2006 and 31 December 2005 and the combined and consolidated statements of operations, combined and consolidated statements of changes in equity and combined and consolidated statements of cash flows for the two years then ended and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined and consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying combined and consolidated financial statements present fairly, in all material respects, the financial position of the OGK-2 Group as at 31 December 2006 and 31 December 2005, and its financial performance and its cash flows for the two years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 3 of the accompanying combined and consolidated financial statements. These combined and consolidated financial statements include carved out revenues and expenses related to periods from 1 January 2005 to 1 April 2005 and 1 July 2005 of electricity and heat generating divisions within OJSC Sverdlovenergo and OJSC Tyumenenergo respectively, predecessor legal entities that had other business activities. Because of the various determinations used in carving out such revenues and expenses, as described in Note 3 and elsewhere in these combined and consolidated financial statements, those revenues and expenses related to the electricity and heat generation operations within predecessor legal entities may not be indicative of revenues expected to be earned and costs expected to be incurred on a prospective basis for the electricity and heat generation operations within the OGK-2 Group as a separate business and, as such, these combined and consolidated financial statements may not be indicative of future results of operations and trends.

Without qualifying our opinion, we draw attention to Notes 1, 2 and 5 to the accompanying combined and consolidated financial statements. The Government of the Russian Federation has an ultimate controlling interest in the OGK-2 Group and Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

ZAO PricewaterhouseCoopers

Moscow, Russian Federation
30 June 2007

OGK-2 Group

Combined and Consolidated Balance Sheet
As at 31 December 2006 and 31 December 2005

	Notes	31 December 2006	31 December 2005
		(In thousands of Russian Roubles)	
ASSETS			
Non-current assets			
Property, plant and equipment	6	17,346,025	13,199,750
Intangible assets	7	298,861	88,832
Other non-current assets	8	211,842	171,016
Total non-current assets		**17,856,728**	**13,459,598**
Current assets			
Cash		1,178,570	880,355
Accounts receivable and prepayments	9	1,917,403	1,896,167
Inventories	10	1,980,743	1,192,543
Current income tax prepayments		241,477	69,682
Other current assets	11	541,709	4,037
Total current assets		**5,859,902**	**4,042,784**
TOTAL ASSETS		**23,716,630**	**17,502,382**
EQUITY AND LIABILITIES			
Equity			
Share capital			
Ordinary shares (nominal value RR 26,480,896)	12	26,480,896	10,769,804
Share premium		1,818,408	—
Merger reserve		(17,508,697)	(2,146,523)
Retained earnings		2,284,262	296,614
Minority interest		—	2,306,639
Total equity		**13,074,869**	**11,226,534**
Non-current liabilities			
Deferred tax liabilities	13	2,700,229	1,836,395
Non-current debt	14	1,074,660	501,937
Pension liabilities	18	371,119	311,053
Total non-current liabilities		**4,146,008**	**2,649,385**
Current liabilities			
Current debt and current portion of non-current debt	15	4,662,797	1,030,771
Accounts payable and accruals	16	1,481,092	1,740,137
Current income tax liabilities		2	133,597
Other taxes payable	17	351,862	721,958
Total current liabilities		**6,495,753**	**3,626,463**
Total liabilities		**10,641,761**	**6,275,848**
TOTAL EQUITY AND LIABILITIES		**23,716,630**	**17,502,382**

M. V. Kuzichev
General Director

A. P. Vainilavichute
Chief Accountant

30 June 2007

The accompanying notes are an integral part of these consolidated financial statements

Combined and Consolidated Income Statement
For the years ended 31 December 2006 and 31 December 2005

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
		(In thousands of Russian Roubles, except for earning/(loss) per ordinary share information)	
Revenues	19	25,433,668	19,396,553
Operating expenses (excluding reversal of impairment of property, plant and equipment)	21	(26,181,705)	(19,427,128)
Reversal of impairment of property, plant and equipment, net	6	4,307,159	1,140,481
Operating expenses		(21,874,546)	(18,286,647)
Other operating income	20	97,827	229,077
Operating profit		**3,656,949**	**1,338,983**
Finance costs	22	(267,558)	(186,395)
Profit before income tax		**3,389,391**	**1,152,588**
Total income tax charge	13	(955,378)	(598,342)
Profit for the year		**2,434,013**	**554,246**
Attributable to:			
Shareholders of OJSC OGK-2		2,566,548	420,325
Minority interest		(132,535)	133,921
Earnings per ordinary share for profit attributable to the shareholders of OJSC OGK-2—basic and diluted (in Russian Roubles)	23	**0,097**	**0,02**



M. V. Kuzichev
General Director

A. P. Vainilavichute
Chief Accountant

30 June 2007

The accompanying notes are an integral part of these consolidated financial statements

OGK-2 Group

Combined and Consolidated Cash Flow Statement
For the years ended 31 December 2006 and 31 December 2005

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
		(In thousands of Russian Roubles)	
Cash flow from operating activities:			
Profit before income tax		3,389,391	1,152,588
Adjustments to reconcile profit before income tax to net cash provided by operations:			
Depreciation of property, plant and equipment	6	855,823	856,310
Reversal of impairment of property, plant and equipment	6	(4,307,159)	(1,140,481)
Charge/(reversal) of provision for impairment of accounts receivable		196,303	(74,735)
(Decrease)/increase of provision for inventory obsolescence		(51,589)	10,764
Interest expense		222,464	148,397
Prior period taxes reversed		(212,971)	(179,176)
Forgiveness of tax penalties		—	(197,243)
Accrual for pension liabilities		60,066	29,734
Loss on disposal of fixed assets		179,887	30,508
Other non-cash items		82,019	59,005
Operating cash flows before working capital changes and income tax paid		**414,234**	**695,671**
Working capital changes:			
Increase in accounts receivable and prepayments		(231,015)	(155,757)
(Increase)/decrease in inventories		(736,611)	76,253
(Increase)/decrease in other current assets		(37,672)	36,741
Decrease in other non-current assets		(40,826)	(105,693)
(Decrease)/increase in accounts payable and accruals		(164,081)	489,613
(Decrease)/increase in taxes payable, other than income tax		(398,256)	521,587
Increase in other non-current liabilities		—	(69,532)
Income tax paid in cash		(237,210)	(270,818)
Net cash (used in)/provided from operating activities		**(1,431,437)**	**1,218,065**
Cash flow from investing activities:			
Purchase of property, plant and equipment and other non-current assets		(826,400)	(501,686)
Proceeds from sale of property, plant and equipment and other non-current assets		22,248	—
Acquisitions of intangible assets		(210,029)	(88,832)
Purchase of short-term investments		(500,000)	—
Net cash used in investing activities		**(1,514,181)**	**(590,518)**
Cash flows from financing activities:			
Proceeds from short-term borrowings		12,464,375	3,999,259
Proceeds from long-term borrowings		1,401,000	365,000
Repayment of short-term debt		(8,832,228)	(3,991,681)
Repayment of long-term debt		(766,000)	—
Interest paid		(205,378)	(127,563)
Payments under finance lease		(133,900)	(96,830)
Dividend paid by the Group to shareholders of OGK-2		(606,217)	(3,755)
Dividend paid by the Group to minority interest shareholders		(77,819)	(66,976)
Cash contribution to share capital		—	21,075
Net cash provided from financing activities		**3,243,833**	**98,529**
Net increase in cash		**298,215**	**726,074**
Cash at the beginning of the year		**880,355**	**154,281**
Cash at the end of the year		**1,178,570**	**880,355**

M. V. Kuzichev
General Director

A. P. Vainilavichute
Chief Accountant

30 June 2007

The accompanying notes are an integral part of these consolidated financial statements

OGK-2 Group

Combined and Consolidated Statement of Changes in Equity
For the years ended 31 December 2006 and 31 December 2005

	Attributable to the shareholders of JSC OGK-2						
	Ordinary share capital	Share premium	Merger reserve	Retained earnings	Total	Minority interest	Total Equity
			(In thousands of Russian Roubles)				
At 1 January 2005	**—**	**—**	**8,602,206**	**—**	**8,602,206**	**2,288,294**	**10,890,500**
Profit for the year	—	—		420,325	420,325	133,921	554,246
Payment of share capital (Note 12)	10,769,804	—	(10,748,729)	—	21,075		21,075
Change in Group's structure	—	—	—	(1,783)	(1,783)	(976)	(2,759)
Dividends (Note 12)	—	—		(121,928)	(121,928)	(114,600)	(236,528)
At 31 December 2005	**10,769,804**	**—**	**(2,146,523)**	**296,614**	**8,919,895**	**2,306,639**	**11,226,534**
Profit/(loss) for the year	—	—		2,566,548	2,566,548	(132,535)	2,434,013
Dividends (Note 12)	—	—		(578,900)	(578,900)	(6,778)	(585,678)
Payment of share capital (Note 12)	15,711,092	1,818,408	(15,362,174)	—	2,167,326	(2,167,326)	—
At 31 December 2006	**26,480,896**	**1,818,408**	**(17,508,697)**	**2,284,262**	**13,074,869**	**—**	**13,074,869**



M. V. Kuzichev
General Director

A. P. Vainilavichute
Chief Accountant

30 June 2007

The accompanying notes are an integral part of these consolidated financial statements

(in thousands of Russian Roubles)

Note 1. The Group and its operations

Open Joint-Stock Company "The Second Generating Company of the Wholesale Electric Power Market" (JSC "OGK-2", or the "Company") was established on 9 March 2005 within the framework of Russian electricity sector restructuring in accordance with the Resolution No. 1254-r adopted by the Russian Federation Government on 1 September 2003.

The OGK-2 Group's (the "Group") primary activities are generation and sale of electric and heat power. The Group primarily consists of the following power stations: Troitskaya GRES, Stavropolskaya GRES, Pskovkaya GRES, Serovskaya GRES and Surgutskaya GRES-1 (see also *Establishment of the Group* below).

The Company is registered by the Izobilnensk District Inspectorate of the RF Ministry of Taxation of Stavropol Region.

The Company's office is located at 56, Profsoyuznaya str., 117393, Moscow, Russia.

Operating environment. Whilst there have been improvements in economic trends in the Russian Federation, the country continues to display certain characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation and relatively high inflation. Furthermore, the tax, currency and customs legislation within the Russian Federation is subject to varying interpretations and changes, which can occur frequently.

Relations with the state and current regulation. As at 31 December 2006 the Russian Federation owned 52.7% of the Russian Open Joint Stock Company for Energy and Electrification Unified Energy System of Russia ("RAO UES") (the "Parent"), which in its turn owned 80.93% of voting ordinary shares of JSC OGK-2 (100% as at 31 December 2005). The Russian government is the ultimate controlling party of the Company.

The Group's customer base includes a large number of entities controlled by or related to the state. Moreover, the state controls a number of the Group's fuel suppliers.

The Government of the Russian Federation directly affects the Group's operations through regulation by the Federal Tariff Service ("FTS"), with respect to its wholesale energy sales, and by the Regional Tariff Services ("RTSs"), with respect to its heat sales. The operations of all generating facilities are coordinated by JSC System Operator—Central Despatch Unit of Unified Energy System ("SO-CDU") in order to meet system requirements in an efficient manner. SO-CDU is controlled by RAO UES.

Tariffs which the Group may charge for sales of electricity and heat are governed by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies. Historically, such tariffs have been based on a "cost-plus" system, meaning cost of service plus a margin, where costs are determined under the Regulations on Accounting and Reporting of the Russian Federation ("RAR"), a basis of accounting which significantly differs from International Financial Reporting Standards ("IFRS"). In practice, tariff decisions were impacted significantly by social and political considerations, causing significant delays in tariff determinations and tariff increases that were lower than required to compensate for cost increases.

As described in Notes 2, 24 and 25, the Government's economic, social and other policies could have material effects on the operations of the Group.

Regulatory issues and sector restructuring. The Russian electric utilities industry is presently undergoing a reform process designed to introduce competition into the electricity sector and to create an environment in which the RAO UES Group and its successor companies (including JSC "OGK-2") can raise the capital required to maintain and expand current capacity.

A crucial step in developing a competitive wholesale electricity (capacity) market was the adoption of the new Wholesale Electric Power (capacity) Market (NOREM) Rules of the Transitional Period approved by Resolution of the Government of the Russian Federation No. 529 dated August 31, 2006 and which came into

(in thousands of Russian Roubles)

force on September 1, 2006. Under the new wholesale market framework, electricity and power purchase-and-sale transactions in the regulated market sector are to be governed by a regulated bilateral contract system. From 1 September 2006, regulated contracts covered all volumes of electricity and power produced and consumed.

From 2007 the volumes of electricity (power) traded in the wholesale market at regulated prices will begin to be substantially reduced. The pace of reduction was set by the Russian Federation Government according to socio-economic development forecasts. In 2007 it is expected up to 90% of the forecasted production volumes will be traded at regulated prices. The period from 2006 to approximately 2011 is a transition period. After that, it is expected that a fully competitive wholesale market will develop.

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Group will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard.

Establishment of the Group

The Company was incorporated on 9 March 2005 by its then sole shareholder RAO UES. At the date of incorporation, RAO UES made contributions to the Company's charter capital in the form of shares of the thermal power generating companies OJSC "Troitskaya GRES" ("**OJSC Troitskaya GRES**"), OJSC "Stavropolskaya GRES" ("**OJSC Stavropolskaya GRES**") and OJSC "Pskovskaya GRES" ("**OJSC Pskovskaya GRES**"). These three generating companies had been incorporated as subsidiaries of RAO UES in 1993 (OJSC Troitskaya GRES and OJSC Stavropolskaya GRES) and 1994 (OJSC Pskovskaya GRES), and, following their contribution to the Company in March 2005, became operating subsidiaries of the Company.

On 22 May 2006, the Company acquired control through a transfer of business under common contol of a further two generating companies, OJSC "Serovskaya GRES" ("**OJSC Serovskaya GRES**") and OJSC "Surgutskaya GRES-1" ("**OJSC Surgutskaya GRES-1**"). In contrast to the three generating companies referred to above, neither of these two subsidiaries had existed as a separate business unit prior to 2005. OJSC Serovskaya GRES had been incorporated on 1 April 2005 and comprised various business and production assets that had been transferred from JSC "Sverdlovenergo" ("**JSC Sverdlovenergo**"), a subsidiary of RAO UES. OJSC Surgutskaya GRES-1 had been incorporated on 1 July 2005 and comprised various business and production assets that had been transferred from another subsidiary of RAO UES, JSC "Tyumenenergo" ("**JSC Tyumenenergo**"). Each of JSC Sverdlovenergo and JSC Tyumenenergo had comprised various businesses in addition to electric and heat energy generation, and the assets that were transferred to OJSC Serovskaya GRES and OJSC Surgutskaya GRES-1, respectively, had not in either case been operated as an identifiable and discrete business unit.

On 29 September 2006, each of OJSC Troitskaya GRES, OJSC Stavropolskaya GRES, OJSC Pskovskaya GRES, OJSC Serovskaya GRES and OJSC Surgutskaya GRES-1 were merged with the Company. As a result, they ceased to exist as separate legal entities and became operating units of the Company.

See also Note 12 for further details.

After the merger the Company doesn't have any other material subsidiaries.

Note 2. Financial condition

As at 31 December 2006, the Group's current liabilities exceeded its current assets by Russian Roubles ("RR") 635,851 thousand (as at 31 December 2005 the Group's current assets exceeded its current liabilities by RR 416,321 thousand).

As discussed above the Group is affected by government policy through the control of tariffs and other factors. The FTS does not always permit tariff increases in line with increases in the Group's costs and thus some

(in thousands of Russian Roubles)

tariffs are insufficient to cover all the costs of generation. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude additional costs recognized under an IFRS basis of accounting. As a result, tariffs may not consistently allow for an adequate return on investment and currently do not provide sufficient funds for the full replacement of property, plant and equipment. However, during 2006 and to date in 2007 the growing demand for electricity and capacity together with increasing the free trading sector of the wholesale electricity market have resulted in a higher rate of revenue growth (see Regulatory issues and sector restructuring in Note 1).

The Group's management has been taking the following actions in order to address the issues noted above and further improve the Group's financial position:

- introduction of improved financial budgeting procedures, a strong focus on timely cash collection of current and old debtor balances;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional governments and regulators for real increases in tariffs to support adequate long term investment into the Group's generation, transmission and distribution assets;
- raising long-term debt/equity financing for investments in new generation assets.

Note 3. Basis of preparation

Statement of compliance. These combined and consolidated financial statements ("Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") and related interpretations adopted by the International Accounting Standards Board ("IASB").

Each enterprise of the Group individually maintains its own books of accounts and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation. The accompanying Financial Statements are based on the statutory records and adjusted and reclassified for the purpose of fair presentation in accordance with IFRS.

Functional and presentation currency. The national currency of the Russian Federation is the Russian rouble ("RR"), which is the functional currency of each of the Group's entities and the currency in which these financial statements are presented. All financial information presented in RR has been rounded to the nearest thousand.

Predecessor Accounting. During 2005, the Parent transferred to the Company 100% less 1 share, 51.01% and 50.00% of the outstanding ordinary shares of Troitskaya GRES, Stavropolskaya GRES and Pskovskaya GRES respectively. During 2006 the Parent transferred to the Company 100% and 65.33% of the outstanding ordinary shares of Surgutskaya GRES-1 and Serovskaya GRES respectively in exchange for the ordinary shares of the Company.

In these combined and consolidated financial statements, the Group accounted for the business combination with these entities as business combinations amongst entities under common control under an accounting policy using the predecessor values method. Accordingly, assets and liabilities of the contributed entities were accounted for at the carrying value, as determined by RAO UES in its IFRS consolidated financial statements. Information in respect of the comparative period and opening balances as at 1 January 2005 has been restated as if the business combination took place at the beginning of the earliest period presented. Therefore Troitskaya GRES, Stavropolskaya GRES, Pskovkaya GRES, Serovskaya GRES and Surgutskaya GRES-1 were accounted in the Group's combined and consolidated financial statements effective from 1 January 2005.

The difference between the consideration paid and the predecessor carrying values of the net assets relating to the acquisition of a business from an entity under common control is recorded in equity, as a merger reserve.

(in thousands of Russian Roubles)

Accounting for the effects of hyperinflation. The Russian Federation has previously experienced relatively high levels of inflation and was considered to be hyperinflationary as defined by IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. Hyperinflation in the Russian Federation ceased effective from 1 January 2003. Restatement procedures of IAS 29 are therefore only applied to assets acquired or revalued and liabilities incurred or assumed prior to that date. For these balances, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts of these financial statements.

New accounting developments. Certain new IFRSs became effective for the Group from 1 January 2006. Listed below are those new or amended standards or interpretations which are or in the future could be relevant to the Group's operations and the nature of their impact on the Group's accounting policies.

- IAS 39 (Amendment)—The Fair Value Option;
- IFRIC 4, Determining whether an Arrangement contains a Lease;
- IAS 39 (Amendment)—Cash Flows Hedge Accounting of Forecast Intragroup Transactions;
- IAS 39 (Amendment)—Financial Guarantee Contracts;
- IAS 21 (Amendment)—Net Investment in a Foreign Operation;
- IAS 19 (Amendment)—Employee Benefits;
- IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;
- IFRIC 6, Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment;
- IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006).

The effect of adoption of the above new or revised standards and interpretations on the Group's financial position at 31 December 2006 and 31 December 2005 and on the results of its operations for the years then ended was not significant.

Other new standards or interpretations. The Group has not early adopted the following other new standards or interpretations:

- IFRS 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements—Capital Disclosures (effective from 1 January 2007). The IFRS introduces new disclosures to improve the information disclosed in respected of financial instruments. The volume of disclosures will increase significantly with an emphasis on quantitative aspects of risk exposures and the methods of risk management. The quantitative disclosures will provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. Qualitative and quantitative disclosures will cover exposure to credit risk, liquidity risk and market risk including sensitivity analysis to market risk. IFRS 7 replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and some of the requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The Amendment to IAS 1 introduces disclosures about level of an entity's capital and how it manages capital. The Group is currently assessing what impact the new IFRS and the amendment to IAS 1 will have on disclosures in its financial statements;
- IFRS 8, Operating Segments (effective for annual periods beginning on or after 1 January 2009). The Standard applies to entities whose debt or equity instruments are traded in a public market or that file, or are in the process of filing, their financial statements with a regulatory organisation for the purpose of issuing any class of instruments in a public market. IFRS 8 requires an entity to report financial and descriptive information about its operating segments and specifies how an entity should report such information;

(in thousands of Russian Roubles)

- IFRIC 7, Applying the Restatement Approach under IAS 29 (effective for periods beginning on or after 1 March 2006, that is from 1 January 2007);
- IFRIC 8, Scope of IFRS 2 (effective for periods beginning on or after 1 May 2006, that is from 1 January 2007);
- IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006);
- IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006);
- IFRIC 11, IFRS 2—Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007);
- IFRIC 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008);
- IAS 23, Borrowing Cost (Amendment, applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after 1 January 2009). The main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

The effect of these changes for the Group's financial statements in the period of their initial application is not known or reasonably estimable by the moment.

Going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. The recoverability of the Group's assets, as well as the future operations of the Group, may be significantly affected by the current and future economic environment. The accompanying financial statements do not include any adjustments should the Group be unable to continue as a going concern.

Critical accounting estimates and assumptions. The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgments, apart from those involving estimations, in the process of applying the accounting policies. Judgments that have the most significant effect on the amounts recognized in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

Provision for impairment of accounts receivable

Provision for impairment of accounts receivable is based on the Group's assessment of whether the collectibility of specific customer accounts worsened compared to prior estimates. If there is deterioration in a major customer's creditworthiness or actual defaults are higher than the estimates, the actual results could differ from these estimates.

Provision for impairment of property, plant and equipment

At each balance sheet date the Group assesses whether there is any indication that the recoverable amount of the Group's property, plant and equipment has declined below the carrying value. The recoverable amount of property, plant and equipment is the higher of an asset's fair value less costs to sell and its value in use. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of income in the period in which the reduction is identified. If conditions change and management determines that the value of property, plant and equipment has increased, the impairment provision will be fully or partially reversed.

Useful lives of property, plant and equipment

The estimation of the useful lives of an item of property, plant and equipment is a matter of management judgment based upon experience with similar assets. In determining the useful life of assets, management considers the expected usage, estimated technical obsolescence, physical wear and tear and the physical environment in which the asset is operated. Changes in any of these conditions or estimates may result in adjustments for future depreciation rates.

Tax contingencies

Russian tax legislation is subject to varying interpretations and changes, which can occur frequently. Where the Group management believes it is probable that their interpretation of the relevant legislation and the Group's tax positions cannot be sustained, an appropriate amount is accrued for in these IFRS financial statements.

Carve-out methodologies

These consolidated and combined financial statements include carved out financial statement data of Surgutskaya GRES-1 and Serovskaya GRES for the periods prior to and from the predecessor legal entities as outlined in the table below.

Power stations	Predecessor legal entity	Period requiring carve-out accounting
Surgutskaya GRES-1	Tyumenenergo	6 months ended 30 June 2005
Serovskaya GRES	Sverdlovenergo	3 months ended 31 March 2005

In carving out this financial statement data, the following determinations were made:

- electricity and heat sales were based on actual electricity and heat power production volume multiplied by actual tariffs approved by RTSs for the power stations (Surgutskaya GRES-1 and Serovskaya GRES) after their spin-off from the predecessor legal entities for the year 2005;
- operating expenses were determined on an actual basis;
- depreciation of property, plant and equipment was calculated on IFRS predecessor values;
- general and administrative overheads were not allocated but were determined on an actual basis;
- current profit tax was determined using the effective profit tax rate of the predecessor entities;
- deferred profit tax was determined from movements in deferred tax assets/liabilities between 1 January 2005 and the date of set up of the power stations as stand-alone legal entities;
- property, plant and equipment were based on IFRS predecessor values and rolled back to 1 January 2005 taking into account additions and disposals before their spin-off;
- accounts payable, taxes payable, accounts receivable, inventories were determined on an actual basis.

Note 4. Summary of significant accounting policies

Principles of consolidation. The Financial Statements comprise the financial statements of OJSC OGK-2 and the financial statements of those entities whose operations are controlled by OJSC OGK-2. Control is presumed to exist when JSC OGK-2 controls, directly or indirectly through subsidiaries, more than 50% of voting rights. The Group consolidates Pskovskaya GRES as an entity under common control where it owned 50% of voting shares. In this case control existed on the basis of significant shareholding combined with the fact that JSC OGK-2 had the majority in the Board of Directors of Pskovskaya GRES. The Company was the dominant owner and the Company's Parent had major influence over the subsidiary's operations through operations of Unified Energy System.

(in thousands of Russian Roubles)

A) Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. The minority interest has been disclosed as part of equity.

B) Transactions eliminated on consolidation

Inter-company balances and transactions, and any unrealized gains arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

Transfers of subsidiaries from parties under common control. Contributions to share capital of shares in subsidiaries from parties under common control are accounted for using the pooling of interest method. Under this method the financial statements of the combined entity are presented as if the businesses had been combined from the beginning of the earliest period presented. The assets and liabilities of the subsidiary transferred under common control are at the predecessor entity's carrying amounts. Any difference between the carrying amount of net assets and the nominal value of share capital contributed and share premium is accounted for in these consolidated financial statements as an adjustment to equity.

Foreign currency. Monetary assets and liabilities, held by the Group's entities and denominated in foreign currencies at the balance sheet date, are translated into RR at the exchange rates prevailing at the date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of the monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

As at 31 December 2006, the official rate of exchange, as determined by the Central Bank of the Russian Federation, of the RR to the US Dollar ("USD") was RR 26.33: USD1.00 (31 December 2005: RR 28.78: USD 1.00), of the RR to the EURO RR 34.70: EURO 1.00 (31 December 2005: RR 34.19: EURO 1.00).

Dividends. Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared (approved by shareholders) before or on the balance sheet date. Dividends are disclosed when they are declared after the balance sheet date, but before the financial statements are authorized for issue.

Property, plant and equipment. In 2005 property, plant and equipment were recognized at the carrying value determined in accordance with IFRS by the Predecessor.

Property, plant and equipment are stated at depreciated cost less impairment. Deemed cost was initially determined by a third party valuation as at 31 December 1997 and restated for the impact of inflation until 31 December 2002. Adjustments are made for additions, disposals and depreciation charges. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised in prior years is reversed if there has been an increase in the estimated fair value or value in use used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. The third party valuation was performed in order to determine a basis for cost, because the historical accounting records for property, plant and equipment were not readily available, in accordance with paragraph 16 of IAS 29. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment and the Group has not adopted a policy of revaluation on subsequent measurement.

Renewals and improvements are capitalized and the assets replaced are retired. The cost of repair and maintenance are expensed as incurred. Gains and losses arising from the retirement of property, plant and equipment are included in the income statement as incurred.

(in thousands of Russian Roubles)

Social assets are not capitalized as they are not expected to result in future economic benefits to the Group. Costs associated with fulfilling the Group's social responsibilities are expensed as incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset when it is available for use. For the property, plant and equipment which were subject to an independent valuation as at 31 December 1997, the depreciation rate applied is based on the estimated remaining useful lives as at 31 December 1997. The remaining useful lives of property, plant and equipment are reviewed annually.

The useful lives, used for depreciation calculation up to 2005, in years, are as follows:

Type of facility	Acquired prior to 31 December 1997	Acquired subsequent to 31 December 1997
Electricity and heat generation	7-60	20-50
Other	3-40	10

In 2005 and 2006 management re-assessed remaining useful lives of property, plant and equipment and applied them to calculation of depreciation expense for 2005 and 2006 respectively:

Type of facility	Remaining useful lives re-assessed at 01 January 2005	Remaining useful lives re-assessed at 01 January 2006
Electricity and heat generation including:	10-66	4-66
Other	7-10	7-22

Cash and cash equivalents. Cash comprises cash in hand and cash deposited on demand at banks. Cash equivalents comprise short-term highly liquid investments that are readily convertible into cash and have a maturity of three months or less from the date of acquisition and are subject to insignificant changes in value.

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes. Accounts receivable are recognized initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment. Such provision for doubtful debtors is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of receivables. In practice, the entity has estimated that the nominal amount of accounts receivable approximates the fair value at inception.

Differences in tariffs between the sale and purchase of electricity through FOREM (Federal Wholesale Electricity (Power) Market) resulted in unallocated balances (tariff imbalance). These imbalances and related revenues were not recognised in the Group's accounts.

The deferred value added tax ("VAT") and profit tax were recognized in relation to the above tariff imbalance represented liabilities to the budget and was reflected in the balance sheet until the specified VAT and profit tax returns for their reversal were submitted to tax authorities.

As part of the state reform of the electricity sector as at 1 September 2006 new rules on wholesale electricity (power) market implemented (see Note 1) which eliminated the instances of tariff imbalance, as suppliers and consumers of electricity conclude bilateral contracts with agreed tariffs.

Value added tax on purchases and sales. Output VAT related to sales is payable to tax authorities on the earlier of (a) collection of the receivables from customers or (b) delivery of the goods or services to customers. Input VAT is generally recoverable against output VAT upon receipt of the VAT invoice.

The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases is recognized in the balance sheet on a gross basis and disclosed separately as an asset and liability. Where

provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related deferred VAT liability is maintained until the debtor is written off for tax purposes.

Inventories. Inventories are valued at the lower of net realizable value and weighed average acquisition cost. Provision is made for potential losses on obsolete or slow-moving inventories, taking into account their expected use and future realizable value.

Intangible assets. Intangible assets acquired separately are reported at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Income tax. The income tax expense represents the sum of the tax currently payable and deferred income tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted by the balance sheet date.

Deferred income tax. Deferred tax is provided using the balance sheet liability method for the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for the financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit or loss. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilized. Deferred tax assets and liabilities are netted only within the individual companies of the Group. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilized.

Deferred tax movements are recorded in the income statement except when they are related to the items directly charged to the shareholders' equity. In this case deferred taxes are recorded as part of the shareholders' equity.

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added tax. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method. If accounts payable are restructured and the discounted present value of the cash flows under the restructured terms discounted using the original effective interest rate differs by more than ten percent from the discounted present value of the remaining cash flows of the original financial liability, then the fair value of the restructured payable is measured as the discounted present value of the cash flows under the restructured terms. In this case the amount of the discount is credited to the income statement (finance costs) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is amortized over the period of the restructuring as an interest expense.

Debt. Debt is recognized initially at its' fair value. If it is significantly different from the transaction price, fair value is determined using the prevailing market interest rate for a similar instrument. In subsequent periods, debt is stated at amortized cost using the effective yield method; any difference between the fair value at initial recognition (net of transaction costs) and the redemption amount is recognized in the income statement as an interest expense over the period of the debt obligation.

Borrowing Costs. The Group applies the benchmark treatment of IAS 23 "Borrowing costs" and recognises all borrowing costs as an expense in the period in which they are incurred.

Finance leases. Where the Group is a lessee in a lease which transferred substantially all the risks and rewards incidental to ownership to the Group, the assets leased are capitalised in property, plant and equipment at

the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding rental obligations, net of future finance charges, are included in debts. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest cost is charged to the statement of operations over the lease period using the effective interest method.

Operating leases. Where the Group is a lessee in a lease which does not transfer substantially all the risk and rewards incidental to ownership from the lessor to the Group, the total lease payments, including those on expected termination, are charged to profit or loss on a straight-line basis over the period of the lease.

When assets are leased out under an operating lease, the lease payments receivable are recognised as rental income on a straight-line basis over the lease term.

Minority interest. Minority interest represents the minority shareholders' proportionate share of the equity and results of operations of the Group's subsidiaries. This has been calculated based upon the minority interests' ownership percentage of these subsidiaries. In purchases of minority interest, difference, if any, between the carrying amount of a minority interest and the amount paid to acquire it is recorded directly in equity.

Pension and post-employment benefits. In the normal course of business the Group contributes to the Russian Federation defined contribution state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred and included in employee benefit expenses and payroll taxes in the statements of operations.

Benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognised in the balance sheet in respect of defined benefit pension plans operated by the Group is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligations are calculated using the projected unit credit method. The present value of the defined benefit obligations are determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid associated with the operation of the plans, and that have terms to maturity approximating the terms of the related pension liabilities.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligations are charged or credited to the statement of operations over the employees' expected average remaining working lives.

Environmental liabilities. Liabilities for environmental remediation are recorded where there is a present obligation, the payment is probable and reliable estimates can be made.

Revenue recognition. Revenue is recognized on the delivery of electricity and heat during the period. Revenues are measured at the fair value of consideration received or receivable. Revenue amounts are represented exclusive of value added tax.

Segment reporting. The Group operates predominantly in a single geographical area and industry, the generation of electric power and heat in the Russian Federation.

Earnings per share. The earnings per share are determined by dividing the profit attributable to ordinary shareholders of the parent company of the Group by the weighted average number of ordinary shares outstanding during the reporting period.

Fair value measurement. The fair value of accounts receivable for disclosure purposes is measured by discounting the value of expected cash flows at the market rate of interest for similar borrowers at the reporting date.

(in thousands of Russian Roubles)

The fair value of financial liabilities and other financial instruments (except if publicly quoted) for disclosure purposes is measured by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments. The fair value of publicly quoted financial instruments for disclosure purposes are measured based on current market value at the close of business on the reporting date.

Seasonality. Demand for electricity and heat is influenced by both the season of the year and the relative severity of the weather. Revenues from heating are concentrated within the months of October to March. A similar, though less severe, concentration of electricity sales occurs within the same period. The seasonality of electricity and heat production has a corresponding impact on the usage of fuel and the purchase of power.

Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance. This seasonality does not impact the revenue or cost recognition policies of the Group.

Note 5. Related Parties

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions in 2006 and in 2005 or had significant balances outstanding at 31 December 2006 and at 31 December 2005 are detailed below.

Parent

Transactions with the Parent were as follows:

	Year ended 31 December 2006	Year ended 31 December 2005
Dividends accrued	565,139	122,042

Balances with Parent at the end of the periods were as follows:

	31 December 2006	31 December 2005
Accounts payable	173,441	214,512

Transactions with the Parent's subsidiaries and associates

Transactions with the Parent's subsidiaries were as follows:

	Year ended 31 December 2006	Year ended 31 December 2005
Sales of electricity	22,333,382	16,798,898
Other sales	222,068	79,739

Balances with Parent's subsidiaries at the end of the periods were as follows:

	31 December 2006	31 December 2005
Accounts receivable, gross	966,650	1,945,921
Provision for impairment of accounts receivable	(449,429)	(866,365)
Accounts payable	129,443	45,805

(in thousands of Russian Roubles)

State-controlled entities

In the normal course of business the Group enters into transactions with other entities under government control. Prices for natural gas, electricity and heat are based on tariffs set by FTS. Bank loans are granted at market rates. Taxes are charged and paid under the Russian tax legislation.

The Group had the following significant transactions with state-controlled entities:

	Year ended 31 December 2006	Year ended 31 December 2005
Sales of heat, condensate and utilities services	181,837	157,502
Purchase of fuel	5,942,178	3,646,336

The Group had the following significant balances with state-controlled entities:

	31 December 2006	31 December 2005
Accounts receivable and prepayments	79,026	110,463
Bad debt provision	(48,449)	(71,867)
Accounts payable and accruals	175,321	76,693
Non-current debt	—	140,000
Current debt and current portion of non-current debt	1,504,800	410,078

Interest expense accrued for the year ended 31 December 2006 was RR 74,821 thousands (2005: RR 77,975 thousands).

Tax balances are disclosed in the balance sheet and Notes 13 and 17. Tax transactions are disclosed in the Group's statement of operations and Notes 13 and 20.

Transactions with key management

Compensation is paid to members of the Management Board of the Group for their services in full time management positions. The compensation is made up of a contractual salary and a performance bonus depending on results for the period according to Russian statutory financial statements. The compensation is approved by the Board of Directors. Discretionary bonuses are also payable to members of the Management Board, which are approved by the Chairman of the Management Board according to his perception of the value of their contribution.

Fees, compensation or allowances to the members of the Board of Directors for their services in that capacity and for attending Board meetings are paid depending on results for the year.

In 2006 the Company provided guarantees to the third parties for the members of the Management Board of RR 70,597 thousand. In 2005 no guarantees were provided.

Total remuneration in the form of salary and bonuses paid to the members of the Board of Directors and Management Board for the year ended 31 December 2006 was RR 81,749 thousand (for the year ended 31 December 2005—RR 8,900 thousand). Total remuneration in the form of salary and bonuses accrued to the members of the Board of Directors and Management Board for the year ended 31 December 2006 was RR 102,328 thousand.

(in thousands of Russian Roubles)

There are no transactions or balances with key management besides their remuneration in the form of salary and bonuses.

Note 6. Property, plant and equipment

Cost	Electricity and heat generation	Construction in progress	Other	Total
Opening balance as at 1 January 2005	23,405,691	1,363,304	2,895,430	27,664,425
Additions	31,522	423,957	242,130	697,609
Transfer	119,948	(235,908)	115,960	—
Disposals	(5,308)	(54,094)	(7,011)	(66,413)
Closing balance as at 31 December 2005	23,551,853	1,497,259	3,246,509	28,295,621
Accumulated depreciation (including impairment)				
Opening balance as at 1 January 2005	(12,691,779)	(509,723)	(2,185,817)	(15,387,319)
Charge for the period	(754,706)	—	(101,604)	(856,310)
Reversal/(charge) of impairment loss	1,235,900	(321,652)	226,233	1,140,481
Transfers	(32,843)	89,985	(57,142)	—
Disposals	2,627	1,833	2,817	7,277
Closing balance as at 31 December 2005	(12,240,801)	(739,557)	(2,115,513)	(15,095,871)
Net book value as at 31 December 2005	11,311,052	757,702	1,130,996	13,199,750
Net book value as at 31 December 2004	10,713,912	853,581	709,613	12,277,106

Cost	Electricity and heat generation	Construction in progress	Other	Total
Opening balance as at 1 January 2006	23,551,853	1,497,259	3,246,509	28,295,621
Additions	1,723	759,161	181,366	942,250
Transfer	318,750	(420,570)	101,820	—
Disposals	(294,394)	(56,536)	(129,229)	(480,159)
Closing balance as at 31 December 2006	23,577,932	1,779,314	3,400,466	28,757,712
Accumulated depreciation (including impairment)				
Opening balance as at 1 January 2006	(12,240,801)	(739,557)	(2,115,513)	(15,095,871)
Charge for the period	(686,151)	—	(169,672)	(855,823)
Reversal of impairment loss	4,030,294	141,441	135,424	4,307,159
Transfers	—	—	—	—
Disposals	169,761	—	63,087	232,848
Closing balance as at 31 December 2006	(8,726,897)	(598,116)	(2,086,674)	(11,411,687)
Net book value as at 31 December 2006	14,851,035	1,181,198	1,313,792	17,346,025
Net book value as at 31 December 2005	11,311,052	757,702	1,130,996	13,199,750

The assets transferred to the Group did not include the land on which the Group's buildings and facilities are situated. The Group has the right to purchase this land upon application to the state registration body or to formalize the right for rent after the right expiry date, which is 1 January 2008.

(in thousands of Russian Roubles)

Impairment provision for property, plant and equipment

The impairment provision included in accumulated depreciation balance as at 31 December 2006 is RR 598,116 thousand (as at 31 December 2005—RR 5,211,788 thousand).

Management has concluded that at 31 December 2005 and at 31 December 2006 there were indications for reversing previously recognised impairment losses for those generating units that were controlled by the Group at respective reporting date. These conclusions are based on significant changes with a favourable effect on the Group that have occurred or are expected to occur in the near future in the market and economic environment in which the Group operates. Such changes include:

a) upward revisions, based on recent trends, in the expected growth of demand for electricity and heat in the regions in which the Group operates;

b) higher degree of certainty about the free trading sector for electricity, which has been enacted by the government of the Russian Federation as of August 2006 (see Note 1).

These developments together with reassessed useful lives have resulted in a change to the assumptions that were used to determine the value in use of assets that comprise the cash generating units. An impairment review has been carried out by comparing the recoverable amount of the individual cash generating units with their net book values. For the purposes of the review, each of the Group's power plants was used as the relevant cash generating unit. The recoverable amount was generally based on value in use, which was calculated based on estimated future cash flows using various assumptions. Particularly, the Group expects the electricity and heat tariffs will grow in a way to compensate increase in gas prices and other operating costs and provide higher rate of return than it was before. The post-tax discount rate used for assessment of value in use is equal to 13.33%.

Consequently, the change in management's assessments has resulted in the reversal of the previously recognized impairment loss to the extent of RR 1,462,133 thousand at 31 December 2005 (for plants that were under Company's control as at 31 December 2005) and RR 4,165,718 thousand at 31 December 2006 (primarily for plants for which control has been obtained by the Company in 2006). A respective gain together with a corresponding deferred tax expense of RR 350,912 thousands and RR 999,773 thousand was recognised in the income statement for the year ended 31 December 2005 and for the year ended 31 December 2006, respectively.

In addition to this in 2005 management assessed that additional impairment provision of RR 321,652 thousands is necessary in relation to certain construction in progress objects which were not planned for completion. In 2006 this impairment was partially reversed in amount of RR 141,441 thousand in respect of objects that were included into new Company's investment program.

Leased property, plant and equipment

The Group leased certain equipment under a number of finance lease agreements. In some cases at the end of the leases the Group has the option to purchase the equipment at a beneficial price, in other cases at the end of the leases the Group receives the equipment in ownership without additional payments. As at 31 December 2006 the net book value of leased property, plant and equipment was RR 227,434 thousand (as at 31 December 2005 RR 249,096 thousand). The leased equipment secures lease obligations.

Operating lease

The Company leases a number of land areas owned by local governments under operating lease. Land lease payments are determined by lease agreements.

(in thousands of Russian Roubles)

Non-cancelable operating lease rentals are payable as follows:

	31 December 2006	31 December 2005
Not later than one year	60,021	8,629
Later than one year and not later than five years	297,509	23,452
Later than five years	19,361	2,489
Total	**376,891**	**34,570**

The land areas leased by OJSC OGK-2 are the territories on which the Company's electric power stations, stations and other assets are located. Lease payments are reviewed regularly to reflect market rentals.

Note 7. Intangible assets

	SAP R-3 software	Other intangibles	Total intangible assets
Balance as at 1 January 2005	**—**	**3,612**	**3,612**
Additions	83,241	1,979	85,220
Disposals	—	—	—
Balance as at 31 December 2005	**83,241**	**5,591**	**88,832**
Additions	211,506	—	211,506
Disposals	—	(1,477)	(1,477)
Balance as at 31 December 2006	**294,747**	**4,114**	**298,861**

Intangible assets include cost incurred and prepayments made in respect of implementation of SAP R-3 software. Amortization of software will be started on completion of the implementation projects.

Note 8. Other non-current assets

	31 December 2006	31 December 2005
Restructured trade and other receivables (net of provision for impairment of accounts receivable of RR 263,929 thousand as at 31 December 2006 and RR 302,186 thousand as at 31 December 2005)	188,489	143,349
Other	23,353	27,667
Total	**211,842**	**171,016**

(in thousands of Russian Roubles)

Note 9. Accounts receivable and prepayments

	31 December 2006	31 December 2005
Trade receivables (net of provision for impairment of accounts receivable of RR 376,664 thousand as at 31 December 2006 and RR 835,835 thousand as at 31 December 2005)	614,108	1,009,511
Advances to suppliers (net of provision for impairment of advances to suppliers of RR 3,427 thousand as at 31 December 2005)	729,314	236,414
Prepayments and accrued income	51,092	81,780
Prepaid value-added tax	208,853	28,134
Value added tax recoverable	63,937	323,909
Other receivables (net of provision for impairment of accounts receivable of RR 123,855 thousand as at 31 December 2006 and RR 216,995 thousand as at 31 December 2005)	438,588	359,768
Total	**2,105,892**	**2,039,516**
Less: Restructured trade and other receivables (net of provision for impairment of accounts receivable of RR 263,929 thousand as at 31 December 2006 and RR 302,186 thousand as at 31 December 2005)	(188,489)	(143,349)
Total	**1,917,403**	**1,896,167**

Management has determined the provision for impairment of accounts receivable based on specific customer identification, customer payment trends, subsequent receipts and settlements and analyses of expected future cash flows. The effects of discounting are reflected in the provision for impairment of accounts receivable and expense. Management of the Group believes that Group entities will be able to realize the net receivable amount through direct collections and other non-cash settlements, and therefore the recorded value approximates their fair value.

Note 10. Inventories

	31 December 2006	31 December 2005
Fuel supplies	1,177,585	481,659
Materials and supplies	333,163	323,549
Spare parts	469,995	387,335
Total	**1,980,743**	**1,192,543**

The above inventory balances are recorded net of an obsolescence provision of RR 35,083 thousand and RR 80,826 thousand as at 31 December 2006 and 31 December 2005, respectively.

Inventory balances as at 31 December 2006 and 31 December 2005 included RR 409,013 thousand and RR 442,497 thousand, respectively, of inventory which were pledged as collateral according to loan agreements.

Note 11. Other current assets

	31 December 2006	31 December 2005
Short-term deposits (7.5%)	500,000	—
Bank promissory notes (zero interest rate)	41,542	3,440
Other short-term investments	167	597
Total	**541,709**	**4,037**

(in thousands of Russian Roubles)

Note 12. Equity

Basis of presentation of movements in equity

The Group was formed by the combination of a number of businesses under common control. Because of the consequent use of the predecessor basis of accounting (see Note 3), the principal component of the net equity recognised for the Group is based on the historic carrying value of the net assets of the businesses contributed as recorded in the IFRS financial records of the predecessor enterprises, rather than the fair values of those net assets. Similarly, for the purpose of comparability, the equity of the Group has been presented for comparative periods and as at 1 January 2005 as if the current Group structure had existed from 1 January 2005 (see Note 3). As the Group was formed as a result of a series of share issues completed after 1 January 2005, the equity statement reflects additions to share capital in the amount equal to the statutory nominal value of the shares issued and share premium which are based on the fair value of the net assets of the businesses contributed. In accordance with the predecessor basis of accounting, the effect of such additions to equity is offset by a corresponding decrease in the merger reserve and reduction in minority interest.

Share capital

(Number of shares unless otherwise stated)	Ordinary shares 31 December 2006	Ordinary shares 31 December 2005
Issued shares	26,480,895,818	10,769,803,935
Par value (in RR)	1.00	1.00

As at 31 December 2006 number of issued ordinary shares is 26,480,895,818 with a par value of RR 1.00 each. The authorised and not yet issued as at 31 December 2006 number of ordinary shares is 1,574,482,417 with a par value of RR 1.00 each.

Transaction with the Parent

In March 2005 the Parent transferred to the Company 51.00%, 50.00% and 100% less 1 share of the outstanding ordinary shares of Stavropolskaya GRES, Pskovskaya GRES and Troitskskaya GRES respectively for the total amount of RR 10,748,729 thousand. The values of shares in the Company's subsidiaries were determined by independent appraisers.

Also in 2005 the Parent paid cash contributions amounted to RR 21,075 thousand.

In the second quarter 2006 the Company issued 14,547,265,563 shares paid in kind by 94.78%, 100%, 40.69% and 24.63% of the outstanding ordinary shares of Serovskaya GRES, Surgutskaya GRES-1, Stavropolskaya GRES and Pskovskaya GRES. The shares were paid by the Parent and the minorities.

As of result of share issue in the second quarter 2006 the Parent transferred to the Company 65.33% and 100% of the outstanding ordinary shares of Serovskaya GRES and Surgutskaya GRES-1 respectively in exchange for the ordinary shares of the Company with nominal value of RR 10,781,306 thousand. The value of the shares, transferred by the Parent, as determined by the independent appraiser, amounted to RR 767,434 thousand and RR 11,361,535 thousand respectively. Difference between nominal value of ordinary shares of the Company and value of the shares transferred by the Parent of RR 1,347,663 thousand was recorded as share premium.

Transactions with minority shareholders

As a result of the share issue, in the second quarter 2006 the minority shareholders exchanged 40.69%, 24.63% and 29.45% of the outstanding ordinary shares of Stavropolskaya GRES, Pskovskaya GRES and Serovskaya GRES respectively for the ordinary shares of OGK-2. The difference of RR 470,745 thousand between the values of the shares received from the minority shareholders of RR 4,236,704 thousand as determined by independent appraiser and nominal value of shares issued by the Company of RR 3,765,959 thousand was recorded as share premium.

(in thousands of Russian Roubles)

On 29 September 2006 the Company issued 1,163,826,320 shares, which were paid by 8.26%, 25.37% and 5.22% of outstanding minority ordinary shares of Stavropolskaya GRES, Pskovskaya GRES and Serovskaya GRES. The coefficients used for the shares exchange were approved by the Company's Board of Directors and were based on the independent appraiser's evaluation. As a result of the share exchange no share premium was recognized.

The difference RR 15,362,174 thousand between the nominal value of the shares issued by the Company in the second quarter 2006 and September 2006 and exchanged with the Parent and minority shareholders, share premium and book value of the minority interest was charged to merger reserve.

Following this, Stavropolskaya GRES, Pskovskaya GRES, Surgutskaya GRES-1, Troitskaya GRES and Serovskaya GRES were merged with the Company and ceased to be separate legal entities.

Summary of transactions with the Parent and minority shareholders

Summary of transactions with share capital is provided below:

	Pskovskaya GRES	Serovskaya GRES	Stavropolskaya GRES	Surgutskaya GRES-1	Troitskaya GRES
March 2005—issued to RAO UES	50.00%	—	51.00%	—	100%
Purchases during 2005—on the market	—	—	0.05%	—	—
Second quarter 2006—issued to RAO UES	—	65.33%		100%	—
Second quarter 2006—issued to minority	24.63%	29.45%	40.69%	—	—
29 September 2006—issued to minority	25.37%	5.22%	8.26%	—	—
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Merger reserve

As described in the paragraph "predecessor accounting (see Note 3) and paragraph "transfers of subsidiaries from the parties under common control" (see Note 4), the Company accounted for the transactions as of 1 January 2005.

The difference of RR 8,602,206 thousand between the IFRS carrying value of the contributed assets as at 1 January 2005 and the minority interest has been recorded as a merger reserve within equity attributable to the Company's shareholders.

Dividends

The Company's annual statutory accounts form the basis for the annual profit distribution and other appropriations. The specific Russian legislation identifies the basis of distribution as the net profit. However, this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and, accordingly, management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements.

In September 2005 Pskovskaya GRES declared interim dividends for six months of 2005 of RR 0.0858 per share for the total of RR 6,812 thousand, out of which RR 3,406 and RR 3,406 were payable to the Company and the minority shareholders respectively. These dividends were recognized as liability and deducted from equity at 31 December 2005.

In December 2005 Pskovskaya GRES declared interim dividends for nine months of 2005 of RR 0.016082 per share for the total of RR 12,768 thousand, out of which RR 6,384 and RR 6,384 were payable to the Company and the minority shareholders respectively. These dividends were recognized as liability and deducted from equity at 31 December 2005.

(in thousands of Russian Roubles)

In September 2005 Stavropolskaya GRES declared interim dividends for six months of 2005 of RR 81.134 per share for the total of RR 110,205 thousand, out of which RR 56,246 and RR 53,959 were payable to the Company and the minority shareholders respectively. These dividends were recognized as liability and deducted from equity at 31 December 2005.

In December 2005 Stavropolskaya GRES declared interim dividends for nine months of 2005 of RR 76.4611 per share for the total of RR 103.875 thousand, out of which RR 53,024 and RR 50,851 were payable to the Company and the minority shareholders respectively. These dividends were recognized as liability and deducted from equity at 31 December 2005.

In December 2005 Surgutskaya GRES-1 declared interim dividends for nine months of 2005 of RR 0.199383 per share for the total of RR 54,580 thousand, which were totally payable to the Parent. These dividends were recognized as liability and deducted from equity at 31 December 2005.

In December 2005 the Company declared interim dividends for nine months of 2005 of RR 0.006264 per share for the total of RR 67,348 thousands, which were totally payable to the Parent. These dividends were recognized as a liability and deducted from equity at 31 December 2005.

In April 2006 the Company declared final dividends for the year ended 31 December 2005 of RR 0.011836 per share for the total of RR 127,471 thousands, which were totally payable to the Parent. These dividends were recognized as a liability and deducted from equity at 31 December 2006.

In April 2006 Surgutskaya GRES declared interim dividends for three months ended 31 March 2006 of RR 1.315122 per share for the total of RR 361,832 thousand, which were totally payable to the Parent. These dividends were recognized as a liability and deducted from equity at 31 December 2006.

In June 2006 Pskovskaya GRES declared final dividends for the year ended 31 December 2005 of RR 0.013185 per share for the total of RR 10,468 thousand, out of which RR 7,819 and RR 2,649 were payable to the Company and the minority shareholders respectively. These dividends were recognized as liability and deducted from equity at 31 December 2006.

In June 2006 Stavropolskaya GRES declared interim dividends for three months of 2006 of RR 36.804 per share for the total of RR 50,000 thousand, out of which RR 45,871 and RR 4,129 were payable to the Company and the minority shareholders respectively. These dividends were recognized as liability and deducted from equity at 31 December 2006.

In September 2006 the Company declared interim dividends for the six months ended June 30, 2006 of RR 0,003539 per share for the total of RR 89,597 thousand, out of which RR 76,023 thousand were payable to the Parent and RR 13,574 thousand were payable to other Company's shareholders. These dividends were recognized as a liability and deducted from equity at 31 December 2006.

All dividends payable to the Company are eliminated as intercompany transactions.

Note 13. Income tax

Income tax charge	Year ended 31 December 2006	Year ended 31 December 2005
Current income tax charge	91,544	223,827
Deferred income tax charge	863,834	374,515
Total income tax charge	**955,378**	**598,342**

During the year ended 31 December 2006 the Group entities were subject to a 24% income tax rate on taxable profits.

(in thousands of Russian Roubles)

In accordance with Russian tax legislation, tax losses in different Group companies may not be offset against taxable profits of other Group companies. Accordingly, tax may accrue even where there is a net consolidated tax loss.

Reconciliation between the expected and the actual taxation charge is provided below:

	Year ended 31 December 2006	Year ended 31 December 2005
Profit before tax	**3,389,391**	**1,152,588**
Theoretical tax benefit/(charge) at the statutory tax rate of 24%	(813,454)	(276,621)
Taxes reversal/(charge) on WEM imbalance	51,113	(112,058)
Tax penalties forgiveness and other tax releases	—	139,344
Change in tax base	—	(237,783)
Other non-deductible and non-taxable items, net	(193,037)	(111,224)
Total income tax charge	**(955,378)**	**(598,342)**

In 2005 management reassessed tax amount to be recovered in foreseeable future from some of construction in progress balances and some of accounts receivable balances that resulted in deferred tax expense recognition of RR 237,783 thousands.

Deferred income tax. Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets and liabilities are measured at 24%, the rate applicable when the temporary differences will reverse.

Since the date of merger, 29 September 2006, the Company became a single tax payer in terms of both past and future tax obligations. The Company estimates its current and deferred income tax obligations on net basis as follows:

Deferred tax liabilities

	31 December 2005	Movement for the year recognized in the income statement	31 December 2006
Property, plant and equipment	(2,006,674)	(859,902)	(2,866,576)
Intangible assets (SAP R-3)	(19,978)	(50,761)	(70,739)
Other	(14,417)	14,417	—
Total	**(2,041,069)**	**(896,246)**	**(2,937,315)**

Property, plant and equipment movement includes a deferred tax expense of RR 999,773 thousands in relation to reversal of impairment loss for the amount of RR 4,165,718 thousands (see Note 6).

(in thousands of Russian Roubles)

Deferred tax assets

	31 December 2005	Movement for the year recognized in the income statement	31 December 2006
Tax losses carried forward	1,811	116,524	118,335
Provision for impairment of accounts receivable	64,995	24,316	89,311
Finance lease	52,112	(14,976)	37,136
Inventory provision	20,801	(16,814)	3,987
Accounts payable	64,955	(76,638)	(11,683)
Total	**204,674**	**32,412**	**237,086**

	31 December 2005	Movement for the year recognized in the income statement	31 December 2006
Total deferred tax liabilities	(2,041,069)	(896,246)	(2,937,315)
Total deferred tax assets	204,674	32,412	237,086
Deferred tax liabilities, net	**(1,836,395)**	**(863,834)**	**(2,700,229)**

Note 14. Non-current debt

	Currency	Effective interest rate	Due	31 December 2006	31 December 2005
OAO Evrofinance Mosnarbank	RR	10.5%	2007	325,000	125,000
OAO Alfa-Bank	RR	10.75%	2008	800,000	—
OAO Sberbank	RR	11.8%	2007	339,000	140,000
ZAO Nomos-bank	RR	10.5%	2007	1,197,000	100,000
Finance lease liability	RR	24.86%	2007-2011	74,660	136,937
Total non-current debt	RR			**2,735,660**	**501,937**
Less current portion of long-term debt	RR		2007	(1,661,000)	—
Total				**1,074,660**	**501,937**

Maturity table

	31 December 2006	31 December 2005
Due for repayment		
Between one and two years	1,074,660	436,250
Between two and three years	—	53,726
Between three and four years	—	11,961
Between four and five years	—	—
Total	**1,074,660**	**501,937**

All of the above bank debt is obtained at fixed interest rates.

The effective interest rate is the market interest rate applicable to the loan at the date of origination for fixed rate loans.

The Group has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Leasing. Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

(in thousands of Russian Roubles)

Finance lease liabilities—minimum lease payments	31 December 2006	31 December 2005
Due for repayment		
Less than one year	108,124	128,417
Between one year and five years	88,619	184,828
Future finance charges on finance lease	(42,010)	(96,114)
Present value of lease liabilities	**154,733**	**217,131**

Management believes that total current value of non-current debt approximates its fair value since actual interest rates approximate current market interest rates available to the Group for similar financial instruments.

Note 15. Current debt and current portion of non-current debt

	Currency	Effective interest rate	31 December 2006	31 December 2005
OAO Sberbank	RR	7.4%-9.5%	1,165,800	410,078
ZAO Nomos-Bank	RR	9%-10%	—	10,000
OAO Eurofinance Mosnarbank	RR	8.5%-10.5%	1,273,300	—
OAO Transcreditbank	RR	11.5%	200,000	140,000
OAO MDM-Bank	RR	9.5%	282,625	—
OAO Alfa Bank	RR	11.0%-12.5%	—	227,500
OAO Agroimpuls	RR	11.0%	—	86,000
OAO Promstroibank	RR	11.5%	—	52,000
OAO Alemar	RR	11.0%	—	25,000
Current portion of finance lease liability	RR	24.86%	80,072	80,193
Current portion of long-term debt	RR	—	1,661,000	—
Total			**4,662,797**	**1,030,771**

Note 16. Accounts payable and accruals

	31 December 2006	31 December 2005
Trade payables	962,707	1,291,422
Salaries and wages payable	213,318	72,074
Accrued liabilities and other payables	229,010	202,225
Dividend payable	76,057	174,416
Total	**1,481,092**	**1,740,137**

Note 17. Other taxes payable

	31 December 2006	31 December 2005
Value added tax	79,391	495,427
Water usage tax	159,730	105,983
Property tax	39,328	48,558
Social tax	35,076	10,868
Personal income tax	20,411	1,096
Tax on dividends	—	21,081
Tax penalties	—	23,720
Other taxes	17,926	15,225
Total	**351,862**	**721,958**

(in thousands of Russian Roubles)

The value added tax figure at 31 December 2006 includes RR 78,719 thousand of deferred VAT (2005: RR 472,944 thousand), which only becomes payable to the authorities when the underlying receivable balances are either recovered or written off.

Note 18. Pension liabilities

The post employment and post retirement program of the company consists of the occupational pension plan and various post employment, long-term and jubilee benefits. This is a defined benefit plan, under which the participants accrue pension entitlements on the basis of a formula or defined rule. The occupational pension program comprises the main part of the program. According to the pension formulae, the pension benefit is dependent on the past service of participants and their last salary. Employees with year of birth before 1967 are entitled to the occupational pension benefits.

The defined benefit pension plan provides old age retirement pension and disability pension. The plan's old age retirement pension is conditional on the member qualifying for the State old age pension.

The company also provides various long-term and post employment benefits including death in service and death in occupational pension benefit, lump sum payments upon retirement and jubilee benefits to active employees.

Additionally the company provides financial support payments of a defined benefit nature to its former employees, who have reached age of the State old age pension. Such benefits are paid to both those who qualify for the occupational pension plan and those who do not. The company also provides jubilee benefit to its retired former employees.

As at 31 December 2006, there were 4,759 active employees eligible to the post retirement defined benefit program of the company and 2,556 recipients of the financial support benefits.

The last independent actuarial valuation of pension and other post employment and long-term benefits in accordance with the provisions of IAS 19 was performed in March 2007, with valuation date of 31 December 2006 using individual members' census data as at the valuation date.

Amounts recognised in the Balance Sheets are as follows:

	31 December 2006	31 December 2005
Present value of defined benefit obligations (DBO)	579,145	421,706
Fair value of plan assets	—	—
Present value of unfunded obligations	579,145	421,706
Unrecognised actuarial gains/(losses)	(98,886)	(33,218)
Unrecognised past service (cost)/asset	(18,505)	1,520
Net liability at the end of year	**461,754**	**390,008**
Employees' average remaining working life (years)	10	10
Prepayments/deposits	(90,635)	(78,955)
Net liability in balance sheet	**371,119**	**311,053**

Assets on solidarity accounts and on individual accounts in non-state pension fund in respect of current employees were recognized as "Prepayments/deposits". The liability recognised in the balance sheet is disclosed net of these prepayments/deposits. These prepayments/deposits are not considered as plan assets since they are not effectively restricted from withdrawal from the non-state pension fund.

(in thousands of Russian Roubles)

Amounts recognised in the Income Statements are as follows:

	31 December 2006	31 December 2005
Current service cost	33,757	26,732
Interest cost	26,619	22,952
Expected return on plan assets	—	—
Net actuarial losses/(gains) recognised in year	6,302	—
Amortisation of past service cost	(152)	—
Settlement (gain)/loss	—	—
Immediate recognition of vested prior service cost	41,997	2,063
Net expense recognised in the income statement (DB only)	**108,523**	**51,747**

Movements in the net liability recognised in the balance sheet are as follows:

	31 December 2006	31 December 2005
Net liability at start of year	390,008	357,241
Net expense recognised in the income statement	108,523	51,747
Benefits paid	(36,777)	(18,980)
Net liability at end of year	**461,754**	**390,008**

The key actuarial assumptions used were as follows:

	31 December 2006	31 December 2005	31 December 2004
Discount rate at 31 December	6.60% p.a.	6.60% p.a.	6.60% p.a.
Future salary increases	9.20% p.a.	9.20% p.a.	9.20% p.a.
Future pension increases	6.60% p.a.	6.60% p.a.	6.60% p.a.
Future financial support benefits increases	5.00% p.a.	5.00% p.a.	5.00% p.a.
Staff turnover	5% p.a.	5% p.a.	5% p.a.
Mortality	Russia 1998	Russia 1998	Russia 1998

Reconciliation of opening and closing balances of the present value of the defined benefit obligation (DBO):

	31 December 2006	31 December 2005
Present value of defined benefit obligations (DBO) at beginning of year	421,706	357,241
Service cost	33,757	26,732
Interest cost	26,619	22,952
Plan participants' contributions	—	—
Actuarial (gain)/loss	71,970	33,218
Past service cost	61,870	543
Benefits paid	(36,777)	(18,980)
Settlement and curtailment (gain)/loss	—	—
Present value of defined benefit obligations (DBO) at the end of year	**579,145**	**421,706**

(in thousands of Russian Roubles)

Funded status of the pension and other post employment and long-term obligations as well as gains/losses arising of experience adjustments is as follows:

	31 December 2006	31 December 2005
Present value of defined benefit obligations (DBO)	579,145	421,706
Fair value of plan assets	—	—
(Surplus)/deficit in plan	579,145	421,706
Gains/(losses) arising of experience adjustments on plan liabilities	(71,970)	(33,218)
Gains/(losses) arising of experience adjustments on plan assets	—	—

Note 19. Revenues

	Year ended 31 December 2006	Year ended 31 December 2005
Electricity	24,821,685	18,817,258
Heating	497,333	419,501
Other	114,650	159,794
Total	**25,433,668**	**19,396,553**

Note 20. Other operating income

	Year ended 31 December 2006	Year ended 31 December 2005
Tax penalties forgiveness	—	197,243
Prior periods taxes reversal	212,971	179,176
Other expenses	(115,144)	(147,342)
Total	**97,827**	**229,077**

Note 21. Operating expenses (excluding reversal of impairment of property, plant and equipment)

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
Fuel		16,303,527	12,533,082
Employee benefits		2,084,073	1,547,975
Repairs and maintenance		1,880,947	2,100,638
Purchased electricity and heat		1,129,084	7,054
Depreciation	6	855,823	856,310
Taxes other than income tax		888,483	774,878
Raw materials and supplies		793,205	517,733
Provision for inventory obsolescence		(51,589)	10,764
Dispatcher's fees		438,610	—
Loss on disposal of property, plant and equipment		179,887	30,508
Ecology payments		175,540	30,415
Charge/(reversal) of impairment provision for accounts receivable		196,303	(74,735)
Consulting, legal and audit services		152,721	113,636
Transport		124,183	73,804
Leasing and rent		114,649	31,390
Insurance		59,076	84,144
Other expenses		857,183	789,532
Total operating expenses (excluding reversal of impairment of property, plant and equipment, net)		**26,181,705**	**19,427,128**

(in thousands of Russian Roubles)

Employee benefits expenses comprise the following:

	Year ended 31 December 2006	Year ended 31 December 2005
Salaries and wages	1,562,998	1,164,447
Payroll taxes	301,405	237,747
Non-state pensions and other long-term benefits	108,523	51,747
Financial aid to employees and pensioners	111,147	94,034
Employee benefits	**2,084,073**	**1,547,975**
Number of personnel at the end of the period	5,073	5,080

Note 22. Finance costs

	Year ended 31 December 2006	Year ended 31 December 2005
Finance income	(12,611)	(923)
Interest expense	222,464	148,397
Finance lease charges	57,705	38,921
Total finance cost	**267,558**	**186,395**

Note 23. Earnings per ordinary share for profit attributable to the shareholders of OJSC OGK-2—basic and diluted (in RR)

	Year ended 31 December 2006	Year ended 31 December 2005
Weighed average number of ordinary shares issued	26,480,895,818	26,480,895,818
Profit attributable to the shareholders of OJSC OGK-2 (thousands of RR)*	2,566,548	420,325
Earnings per ordinary share for profit attributable to the shareholders of OJSC OGK-2—basic and diluted (in RR)	**0,097**	**0,02**

* weighted average number of shares was calculated as they always were in issue starting the first period presented.

Note 24. Commitments

Sales commitments. The Group's entities sell electricity on the two wholesale market sectors: free trading sector and regulated trading sector. The tariffs for the electricity sold/purchased in the regulated trading sector (including the sector of deviations) are set by the Federal Service on Tariffs.

The Group has not entered into sales agreements with duration of more than one year.

Fuel commitments. The Group has a number of outstanding contracts to purchase natural gas and coal, which are supplied under annual contracts. Part of the Group's gas supplies are provided on short-term basis from a variety of suppliers. Prices under the Group's natural gas and coal contracts are generally determined by reference to base amounts adjusted to reflect provisions for changes in regulatory prices, published inflation indices and current market prices.

Capital commitments. The Group has capital commitments of RR 403,401 thousand and RR 219,235 thousand as of 31 December 2006 and as of 31 December 2005, respectively. As at 31 December 2006 the Group has commitments of RR 191,000 thousands in respect of SAP R-3 implementation costs. Also, the

Company is currently negotiating with environmental authorities new limits on contagious smokes for one of its plants. As a result of new limits approval the Company will be committed for capital expenditures of RR 495,000 thousands which are aimed to reduce smokes levels of the respective plant.

Note 25. Contingencies

Political environment. The operations and earnings of the Group entities continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

Insurance. The Group holds limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, the Group is exposed to those risks for which it does not have insurance.

Legal proceedings. Group entities are party to certain legal proceedings arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which, upon final disposition, will have a material adverse effect on the position of the Group.

The Company entered into a joint and several liability agreement for the contingent liabilities of JSC Tumenenergo from which Surgutskaya GRES-1 power plant spun off. The agreement stipulates joint and several liability over the contingent liabilities of JSC Tumenenergo which can crystallise as a result of legal claim against JSC Tumenenergo in respect of events happened before the date of spun-off. Share of liability of the Company in case the liability arises equals 18.7%. The amount for which the Company could be liable is not reasonably assessable.

Tax contingency. Russian tax, currency and customs legislation is subject to varying interpretation, and changes, which can occur frequently. Management' interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, in particular, the way of accounting for tax purposes of tariff imbalance, water tax, and deductibility of some costs for income tax purposes and recoverability of input VAT associated with these costs. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances review may cover longer periods.

As at 31 December 2006, management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these Financial Statements.

No disclosure has been made in respect of the possible financial effect of potential claims or disputes on some matters as this might seriously prejudice the position of the Group.

Due to the fact that the tax and other legislation do not fully cover all the aspects of the Group restructuring, there might be respective legal and tax risks.

Environmental matters. Group entities and their predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. Group entities periodically evaluate their obligations under environmental regulations.

Potential liabilities might arise as a result of changes in legislation and regulation or civil litigation. The impact of these potential changes cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

(in thousands of Russian Roubles)

Note 26. Financial instruments and financial risks

Financial risk factors. The Group's activities expose it to a variety of financial risks, including the effects of changes in interest rates, and the collectability of receivables. The Group does not have a risk policy to hedge its financial exposures.

Credit risk. Financial assets, which potentially subject the Group to concentrations of credit risk, consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provision for impairment of receivables already recorded.

The cash has been deposited in the financial institutions with no more than minimal exposure to the default risk at the time of account opening.

Interest rate risk. The Group's operating profits and cash flows from operating activity are largely not dependent on the changes in market interest rates. The Group is only exposed to fair value interest rate risk as all of its borrowings are at fixed interest rates. The Group has no significant interest-bearing assets.

Fair values. Management believes that the fair value of its financial assets and liabilities approximates their carrying amount.

Note 27. Post balance sheet events

Share option program. In December 2006 the Board of directors of the Company approved share-option program. The employees of the Company will be granted the option to purchase the ordinary shares of the Company at average Russian Trading System (RTS) quotation during the period of 365 days (or minimum 6 months since start of trading) up to the grant date.

Percentage of shares participating in the share program is limited by 2% of total outstanding shares of the Company. The Company did not have signed share option contracts with its employees as at the date of these financial statements.

Decrease of share capital. On 1 March 2007 the shareholders of the Company approved decrease of share capital of the Company from RR 26,480,896 thousand to RR 9,604,620 thousands through decrease of nominal value of one share of the Company from RR 1 to RR 0.3627.

Bonds issue. On 21 March 2007 the Management Board of the Company approved issue of Company bonds for total amount of RR 5,000,000 thousand (5,000,000 bonds at par value of RR 1,000) with maturity of 1,096 days.

Short-term loan facility with Sberbank. In March 2007 the Company signed loan agreement with Sberbank on short-term unsecured financing facility with maximum amount of RR 300,000 thousand at 9.6% per annum to re-finance short-term loans.

Long-term loan facility with Evrofinance Mosnarbank. In April 2007 the Company received long-term loan facility from Evrofinance Mosnarbank of RR 1,200,000 to re-finance short-term loans. The facility matures on 15 September 2008. Interest rate is 10.5%.

Dividends. In June 2007 the Company declared dividends for 2006 of RR 0.001873 per share for the total amount of RR 49,599 thousand and interim dividends for three months ended 31 March 2007 of RR 0.0015257 per share for the total amount of RR 40,402 thousand. Those dividends were not recognized as a liability or deducted from equity at 31 December 2006.

Share capital. In June 2007 the Company authorised for issue 12,000,000,000 of ordinary shares with par value of RR 0.3627 each. It is expected that these shares will be placed through a public offering.

ISSUER

JSC "OGK-2"
6th Floor, Bldg. 56
Profsoyuznaya Street
Moscow 117393
Russian Federation

JOINT GLOBAL COORDINATORS AND JOINT BOOKRUNNERS

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Troika Dialog
4 Romanov Pereulok
Moscow 125009
Russian Federation

CO-MANAGER

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

LEGAL ADVISORS TO THE ISSUER

As to English and United States law

Debevoise & Plimpton LLP
Tower 42
Old Broad Street
London EC2N 1HQ
United Kingdom

Debevoise & Plimpton LLP
Business Center "Mokhovaya"
4/7 Vozdvizhenka Street, Bldg. 2
Moscow 125009
Russian Federation

As to Russian law

Liniya Prava
Gorky Park Tower
15a Leninskiy Prospekt
Moscow 119071
Russian Federation

LEGAL ADVISORS TO THE MANAGERS

As to English and United States law

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London E14 5DS
United Kingdom

As to Russian law

Skadden, Arps, Slate, Meagher & Flom LLP
6 Gasheka Street
Moscow 125047
Russian Federation

INDEPENDENT AUDITORS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bldg. 5,
Moscow 115054
Russian Federation

DEPOSITARY

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
United States

Printed by RR Donnelley, 32946

“OGK-2”

RECEIVED
2008 APR 30 P 3:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

JSC Second Wholesale Generating Company

Extraordinary GM of JSC OGK-2 shareholders, October 31 2007.
01 МНЪАПЪ 2007

The agenda included the following items:

1) On the reorganization of JSC OGK-2 in the form of takeover of JSC OGK-2 Holding, set up in the course of reorganization of JSC RAO UES of Russia in the form of spin-off, and on endorsing a Contract on JSC OGK-2 Holding takeover by JSC OGK-2;

2) On determining the quantity, nominal values, categories (types) of authorized shares of JSC OGK-2 and the rights granted by these shares;

3) On introducing amendments and addenda to the Charter of JSC OGK-2;

4) On increasing JSC OGK-2 authorized capital by way of issuing additional shares through converting target company shares into shares of JSC OGK-2.

ITEM ⊥ 1: On the reorganization of JSC OGK-2 in the form of takeover of JSC OGK-2 Holding, set up in the course of reorganization of JSC RAO UES of Russia in the form of spin-off, and on endorsing a Contract on the takeover of JSC OGK-2 Holding by JSC OGK-2;

Resolution adopted:

1. Reorganize the Company in the form of takeover of JSC OGK-2 Holding, set up in the course of reorganization of JSC RAO UES of Russia in the form of spin-off, and on endorsing a Contract on JSC OGK-2 Holding takeover by JSC OGK-2.

2. Approve the Contract on the takeover of JSC OGK-2 Holding by JSC OGC-2 in accordance with Supplement ⊥1.

ITEM ⊥ 2: On determining the quantity, nominal values, categories (types) of offered shares of JSC OGK-2 and the rights granted by these shares

Resolution adopted:

1. Set the limit on the number of authorized shares of JSC OGK-2 at 12 024 900 629 (twelve billion twenty four million nine hundred thousand six hundred twenty nine) ordinary nominal shares at a nominal value determined in accordance with Para. 4.2 of the JSC OGK-2 Charter.

2. Ordinary nominal shares, authorized for distribution by JSC OGK-2, grant their owners rights as envisaged by Para. 6.2. of the JSC OGK-2 Charter.

ITEM ⊥ 3: On introducing amendments and addenda to the JSC OGK-2 Charter

Resolution adopted:

Introduce the following amendments to the Company Charter:

In Article 4:

Amend Subparagraph one in Paragraph 4.7. of Article of the Charter as follows:

«4.7. In addition to distributed shares, the Company declares 12 024 900 629 (twelve billion twenty four million nine hundred thousand six hundred twenty nine) ordinary nominal shares at a nominal value determined in accordance with Para. 4.2 of the JSC OGK-2 Charter.»

In Article 14:

Amend Subparagraph 14.9.3. of Paragraph 14.9 of the Company Charter as follows:

«14.9.3. The date of drawing a list of persons entitled to participate in a general meeting of the Company shareholders may not be set before the date of a decision on holding a general meeting of Company shareholders or more than 85 (eighty-five) days prior to holding a general meeting of Company shareholders.».

In Article 15:

Amend Subparagraph 13 of Paragraph 15.1. of the Charter as follows:

«13) the election the Company General Director and early suspension of his or her responsibilities, including making a decision on determining conditions of the contract with the General Director, and early abrogation of a contract with the General Director».

Amend Subparagraph b) of Subparagraph 37 of Paragraph 15.1 of the Charter as follows:

A) deals (including a string of interconnected deals), involving property the value of which ranges between 10 and 25 percent of the balance value of Company assets on the date of making a decision on such a deal, with the exception of deals that are enacted in the course of the Company's regular economic activity.

Augment Paragraph 15.1. of the Charter with Paragraphs 54-60 as follows:

«54) determining the Company's priority investment projects;

55) determining the mode of utilizing Company finances, obtained as a result of the Company offering additional shares by way of open or restricted subscription;

56) approving, amending or rescinding the Company's investment program/investment project;

57) determining the selection criteria and approving the nomination of a general contractor for the implementation of the Company's investment program;

58) Approving the nomination of an independent engineering expert (technical agent) for carrying out inspections of the progress of implementation of the Company's investment program and for preparing quarterly reports on the progress of implementation of the Company's investment program, making decisions on concluding, amending or abrogating contracts with the independent engineering expert (technical agent);

59) Reviewing quarterly reports by the independent engineering expert (technical agent) on the progress of implementation of the Company's investment program;

60) Approving reports by the Company General Director on the implementation of the Company's investment program, and approving the format of reports by the Company General Director».

In Article 18:

Paragraph 18.8. of the Charter shall be reworded as follows:

«18.8. Resolutions of the Board of Directors are adopted unanimously by all members of the Board of Directors on approving major contracts, as well as in other instances as stipulated by the Federal Law «On Joint-Stock Companies».

Resolutions of the Board of Directors of the Company are taken by a majority of two-thirds of the overall number of elected members of the Board of Directors on the following matters:

- on suspending the authority of a managing organization (manager) and an appointing Acting General Director in instances as envisaged by Paragraphs 20.8., 20.9. of Article 20 of the present Charter;

- on convening extraordinary meetings of Shareholders in instances, set forth in paragraphs 20.8. and 20.9. of Article 20 of the present Charter.

Resolutions of the Board of Directors of the Company are adopted by a majority of two-thirds of the votes of attending members of the Board of Directors on the following matters:

- On the Company's participation in other organizations, with the exception of organizations, participation in which falls within the jurisdiction of the General Meeting of Shareholders of the Company (on joining existing organizations or creating new organizations, including approval of constituent documents), as well as on the acquisition, alienation and encumbrance of shares and stocks in the authorized capital of organizations, in which the Company participates, on altering the Company's share in the authorized capital of corresponding organizations and on ending the Company's involvement in other organizations.

In adopting resolutions of the Board of Directors, stipulated in the present Article of the Charter, votes of expired members of the Board of Directors are not taken into account.».

In Article 20:

Augment Paragraph 20.2. of the Charter with a second sentence as follows:

«The General Director assumes personal responsibility for protecting information constituting state secrets.».

Amend Paragraph 20.5. of the Charter as follows:

«20.5) The rights and responsibilities of the General Director and members of the Company's Board of Governors with regard to managing current activities of the Company are determined by the laws of the Russian Federation, by the present Charter and by individual contracts each of them has with the Company.

Contracts with the General Director and members of the Board of Governors of the Company are signed on behalf of the Company by the Chairman of the Board of Directors of the Company, or a person duly authorized by the Board of Directors of the Company.

Terms of the contract with the General Director of the Company, including the duration of the contract, are determined by the Board of Directors of the Company.

Terms of contracts with members of the Company Board, including the duration of the contracts, are determined by the Board of Directors of the Company or by a person duly authorized by the Board of Directors of the Company to sign such contracts.

The rights and responsibilities of the employer on behalf of the Company with regard to the General Director and members of the Company Board of Governors are

executed by the Chairman of the Board of Directors or a person, duly authorized by the Company Board of Directors.».

ITEM ± 4: On increasing the authorized capital of JSC OGK-2 through the distribution of additional shares of way of converting shares of the takeover target company into shares of JSC OGK-2

Resolution approved:

1. Increase the authorized capital of the Company through offering an additional 24 900 629 (Twenty Four Million Nine Hundred Thousand Six Hundred Twenty Nine) ordinary shares at the nominal value of 0,3627 (Zero Point Three Six Two Seven) rubles each to the total sum of 9 031 458,1383 (Nine Million Thirty One Thousand Four Hundred Fifty Eight and Three Point One Three Eight Three) rubles;

2. Mode of offer – conversion of shares of JSC OGK-2 Holding, taken over by JSC OGK-2, into additional ordinary shares of JSC OGK-2 in line with a procedure as stipulated by the Agreement on the takeover of JSC OGK-2 Holding by JSC OGK-2.

3. Shares conversion coefficients:

- 1,9968026531294900 ordinary shares of JSC OGK-2 Holding are converted into 1 ordinary share of JSC OGK-2 with a nominal value of 0,3627 (Zero Point Three Six Two Seven) rubles each;

- 2,1803916282261300 preferential shares of JSC OGK-2 Holding are converted into 1 ordinary share of JSC OGK-2 with a nominal value of 0,3627 (Zero Point Three Six Two Seven) rubles each.».

If, in determining the number of shares of JSC OGK-2 due to a shareholder of JSC OGK-2 Holding, the number of shares includes a fraction, the fraction part of the number is to be rounded in accordance with the following rule:

- With the value of the decimal between 5 and 8 inclusive the fraction is rounded to 1, while the rest of the fraction is not included in the count;

- With the value of the decimal between 0 and 4 inclusive the fraction is rounded to 0, while the rest of the faction is not included in the count;

- If, as a result of the rounding, a shareholder is due zero shares, such a shareholder receives one share of JSC OGK-2.

Corporate Policy Dept., JSC OGK-2

Tel. (495) 981-30-39

November 01 2007

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JSC OGK-2 passes test for coming winter.
01 МНЪАПЪ 2007

Between October 22 and 29 2007, an inspection was carried at JSC OGK-2 to check the company's preparedness for the autumn and winter season.

This year, alongside compliance with the main and additional requirements, the commission also examined action on the HQ resolutions concerning reliability and development of RAO UES of Russia, as well as progress on Territorial 5-year programs for ensuring reliability and development of RAO UES. All the subsidiaries of JSC OGK-2 have successfully held training exercises for their personnel, which are mandatory to qualify for a Certificate of readiness for the autumn and winter season.

On October 29 the commission signed the relevant protocol, and its chairman A.Yu.Stepanov, head of the Technical inspections Directorate of Business Unit 2, in the presence of heads of branches and departments, handed General Director Mikhail Kuzichev the Certificate of readiness for the autumn and winter season of 2007-2008.

For the second year running, thanks to tireless and concerted efforts of the subsidiaries' labor collectives and JSC OGK-2 executive bodies, OGK-2 was the first among the Holding's generating companies to have been awarded the Certificate of readiness for the winter.

The commission took a positive view of the company's work in all spheres and wished JSC OGK-2 to maintain trouble-free operation throughout the peak loads of the autumn and winter period.

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

JSC Second Wholesale Generating Company

OGK-2 Investment Program received the highest rate at the investment session of RAO "UES of Russia"
07 ТЕБПЮКЪ 2008

On February 4, 2008 RAO "UES of Russia" held the third Investment session under the control of Board chairman Anatoliy Chubais. The participants discussed matters connected with implementation of investment programs by power companies. General Director of OGK-2 Michail Kuzichev delivered a report on the implementation of investment program which was viewed very favorably and received the highest rate "good". OGK-2 investment program stipulates the construction of new power generating units at Troitskaya, Stavropolsjaya and Serovskaya GRES power plants. New construction will increase total capability of electric power plants of OGK-2 by 2,780 MW, and total cost of new construction at Stavropolskaya, Troitskaya and Serovskaya GRES power plants is about 144 billion rub., which means that OGK-2 has the largest investment program among Holding companies.

Also during the investment session OGK-2 presented a video monitoring system for construction sites where new energy generating units are constructed. OGK-2 is one of the first pilot energy generating companies which have implemented the system allowing online object monitoring.

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JSC Second Wholesale Generating Company

Troitskaya TPP, a subsidiary of JSC OGK-2, launches the construction of 660MW power units ╧10 X ╧11.
08 МНЪАПЪ 2007

Moscow, November 8 2007 – On November 8, 2007 Troitskaya TPP, a subsidiary of JSC OGK-2, held a ceremony to lay a foundation stone to mark the start of construction of power units ╧10 X ╧11.

The ceremony was attended by Anatoly Chegodayev, Deputy General Director for production – Chief Engineer of JSC OGK-2, Alexander Tsurkan, Director of Troitskaya TPP, a subsidiary of JSC OGK-2, Ivan Avitesyan, General Director of OJSC QUARTZ Managing Co., Vladimit Arkhipov, Deputy Head of the Industry and Defense Complex Directorate of the Industry and Natural Resources ministry of the Chelyabinsk regional government, as well as city and district officials, managers of regional energy companies, partners and other guests.

Anatoly Chegodayev, Deputy General Director for production – Chief Engineer of JSC OGK-2, delivered a presentation on the construction of the power units, followed by a press conference for federal and regional media.

A festive rally was held at the construction site, after which a time capsule was placed with the symbolic foundation stone with a message signed by honorary guests.

The JSC OGK-2 investment program envisages the modernization of existing and construction of new capacities. Implementation of the this program will not only solve the problem of reliable supplies to users in strategic industries, but also improve efficiency of electricity generation. The JSC OGK-2 investment program comprises the more important generation capacity construction projects, including the two 660MW power units at the Troitskaya TPP.

Overall funding for the project is planned at 54 billion rubles. Unit ╧ 10 is to be inaugurated in 2011, ╧11- in 2012.

The construction of two new power units at Troitskaya TPP is meant to improve the plant's technical and economic indices and at the same time minimize its environmental impact through the use of new technologies in electricity generation. The new units will also increase electricity production at the plant for the benefit of the Urals United energy grid and of the region as a whole and will mean additional tax incomes for the budget at all levels. In addition, the project will contribute to solving social problems of the city of Troitsk which will see more housing construction, news jobs and better preschool facilities.

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- e-mail: office@ogk2.ru

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JSC Second Wholesale Generating Company

Pskovskaya TPP, a subsidiary of JSC OGK-2, receives a certificate of compliance for the autumn-winter season of 2007-2008.
10 НЙРЪАПЪ 2007

On October 2 and 3, 2007 a commission, appointed by Order of RAO UES of Russia ≟ 599 of September 20, 2007, inspected preparations at Pskovskaya TPP, a subsidiary of JSC OGK-2, for the autumn-winter season of 2007-2008.

The commission, chaired by Deputy Head of Department of Business Unit-2 R.M.Halfin, comprised: Deputy chair of the commission, Head of the Pskovsky Territorial Center Sevzapadenergotechnadzor (North-West energy inspectorate) A.I.Gulin; Head of department of power plant operation of JSC OGK-2 V.V.Bachuchin; Chief expert of the JSC OGK-2 Labor Safety and Production Control department N.I.Ryzhakov; Deputy Head dispatcher of the North West Dispatch administration L.A.Bychkov; Chief Engineer of Pskovskaya TPP N.I.Prytkov; Deputy Chief engineer for repairs of Pskovskaya TPP A.N.Ilyushenko; Head of department of labor safety and production control of Pskovskaya TPP O.N.Lomonosov; State inspector of the Directorate for technological and environmental control for the Pskov Region N.A.Cherepanov; Head of the Pskov region Directorate for Civil Defense of the RF Emergencies Ministry Yu.F.Sklyarenko.

The commission confirmed the completion of all the main and additional measures and compliance with requirements in accordance with Regulations on verifying readiness of heat and electricity generating companies for the autumn-winter season, and concluded that Pskovskaya TPP, a subsidiary of JSC OGK-2 was well prepared for the winter.

An appropriate certificate, handed by Chairman of the commission R.M.Halfin to Chief engineer of Pskovskaya TPP N.I.Prytkov at a conference of management of Pskovskaya TPP, crowned a period of intensive work by the plant's workforce. Members of the commission agreed that the subsidiary was well prepared for harsh winter weather.

Full and diligent execution of scheduled repairs serves as a guarantee of trouble-free functioning of the power plant during the winter period of peak loads.

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- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

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JSC Second Wholesale Generating Company

Board of Directors of OGK-2 approved environmental policy of the Company till 2015
12 ТЕБПЮКЪ 2008

According to the protocol No.97/97 of 04 February 2008, Board of Directors approved Environmental policy, Main directions for the implementation of environmental policy of JSC "WGK-2" for 2008-2015 and Environmental Policy Implementation program of JSC "WGK-2" for 2008-2015.

WGK-2 environmental policy is developed on the basis of Environmental policy of RAO "UES of Russia" taking into account specific features and particulars of operative activities of own electric power plants. Its main aim is to reduce negative impact for environment and increase of company social responsibility. In JSC "WGK-2" perspective medium-term and short-term planning of measures on environmental impact decrease is held. The Company defined its main ecological priorities and stated target levels which will be achieved by each subsidiary.

Main directions of environmental policy realization of JSC "WGK-2" for 2008-2015 and Environmental policy realization program for JSC "WGK-2" for 2008-2010 stating certain measures list, financing amounts and executors responsibilities are developed. For a number of companies directed for environment protection and rational land use regular increase of financing amounts is stipulated.

JSC «WGK-2" realizes its responsibility for environment conditions, ecological risks and population health state within the influenced area of company production facilities and is obliged to comply international documents requirements, admitted by RF including ISO 14001:2004 standard requirements and Kyoto protocol, RF egislation and constituent entities of RF on the territory of which GRES power plants are situated.

Developed and approved package of documents on environmental policy of JSC "WGK-2" will not only improve environmental impact control but increase social responsibility of each collective member for its activities before future generations.

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation

- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
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JSC Second Wholesale Generating Company

In 2007 JSC "OGK-2" increased profit 2.5 times
12 ТЕБПЮКЪ 2008

Moscow, February 12, 2008 – According to current data, profit from main activity of JSC "OGK-2" in 2007 was 535 mln. rub, which is 2.5 times more as compared with last year.

Profit from sales of electric power amounted to 499 mln rub (in 2006 – 166 mln rub), including electric power sold on balancing market and on market for the next 24 hours– 377 mln rub.

Profit from sales of heat power amounted to 41 mln rub (in 2006 the loss was 29 mln rub).

Taxation profit in 2007 was 426 mln rub, while in 2006 there was a loss of 1,999 mln rub which was connected with the cancellation of tariff disbalance, writing-off under the results of main assets inventory, commodities and material inventory, incomplete construction, debts receivable for organization in merging.

Undistributed profit was 39 mln rub, while in 2006 there was a loss in amount of 2,052 mln rub

Sales revenue from products, work and services in 2007 was 33 759 mln rub, which is 31% more than in 2006.

Including:

· revenue from sales of electric power - 33 068 mln rub, which is by 33% more than in the previous year. Share of proceeds from sales of electric power as part of total revenue in 2007 was 98%. Revenue from sales of electric power on balancing market and market for the next 24 hours was 9 596 mln rub;

· Revenue from sales of heat power - 609 mln rub (1,8% from total revenue). In the previous year it was 499,2 mln rub.

Prime cost of sold products, work and services in 2007 was 33 224 mln rub, which is 30% more than in 2006.

Including:

- electric power prime cost - 32 569 mln rub (98% from total prime cost), which is 32% more than in the previous year. Prime cost of sold electric power on balancing market and market for the next 24 hours was 9,220 mln rub;

- heat power prime cost - 568 mln rub (1,7% from total prime cost). Heat power prime cost in 2006 was 525,93 mln rub

Note: information for 2006 was compiled on the basis of management accounting by balancing activity results of power stations joined to JSC and JSC "OGK-2".

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JSC Second Wholesale Generating Company

Board meeting was held in JSC "OGK-2"
12 ТЕБПЮКЪ 2008

Moscow, February 12, 2008 – Board meeting was held in JSC "OGK-2". Among the participants were: member of the Management Board, managing director of RAO "UES of Russia" Vladimir Avetisyan; general director deputy of JSC "Mezhregionsbit" Stanislav Neveinitsin; head of department for the development of electric power sector and marketing of JSC "Gasprom" Denis Fedorov; deputy director for power industry, merger and acquisition of JSC "SUEK" Pavel Shatskiy.

Board of Directors considered a question on the implementation of investment project by the Company. Participants of the meeting listened to the report delivered by the General Director Michail Kuzichev who is responsible for the preparation of additional financing schemes for the investment program.

Participants of the Board meeting made a decision on the foundation of cooperative group with Gasprom and SUEK representatives. Such actions will help to solve matters related to financing of the investment program.

In addition, it was decided to include Stanislav Neveinitsyn in the Board membership. He was appointed to the position of the executive director of JSC "OGK-2". Related changes were introduced to the organizational structure of the Company.

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

JSC Second Wholesale Generating Company

Representatives of OGK-2 in London held a meeting with shareholders and investors from 35 investment companies worldwide
13 ТЕБПЮКЪ 2008

Moscow, February 13, 2008 – On February 5-7, 2008 representatives of JSC "OGK-2" took part in the yearly event "Russian One-on-One Conference" organized by Deutsche Bank.

Financial Director Michail Condratiev and Head of IR-department Svetlana Klimuk held a meeting with portfolio shareholders and investors form 35 countries worldwide. During these meetings comprehensive information on current company activities, preliminary results of 2007 and answers to questions connected with company investment program and participation in reorganization process of RAO "UES of Russia" were provided.

Investor interest also concerned company plans on activities within open electric energy and power market and industry development forecasts for the next years.

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JSC Second Wholesale Generating Company

Excellent production indices.
18 НЙРЪАПЪ 2007

Troitskaya TPP, a subsidiary of JSC OGK-2, has produced over 6741 million kWh of electricity in the first nine months of the year.

In September 2007 output amounted to 706.7 million kWh, which exceeds by 83.9% the target set by the Federal Tariffs Service (384,3 million kWh) and is 5.4% short of the September 2006 showing (747 million kWh).

In the past month fuel consumption rate for generation averaged 393,4 g/kWh.

Fuel consumption for own needs in September 2007 amounted to 7.31% at the combined load of 1008.3 MW . In the same period of 2006 it stood at 6.86% of the combined load of 1098.1 MW.

According to current data of the energy markets monitoring service of Troitskaya TPP, on the wholesale market of electric energy and capacities in January-September 2007 sales under regulated bilateral contracts (RDD) stood at 4364 million kWh , sales on the day-ahead market amounted to 5840 million kWh , while purchases towards guaranteeing regulated bilateral contracts (RDD) and free bilateral contracts (SDD) totaled 4095 million kWh.

Electric energy sales prices on the day-ahead market remain above the fuel component in electricity production.

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

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JSC Second Wholesale Generating Company

Winter Certificate Awarded
18 НЙРЪАПЪ 2007

On October 1 Troitskaya TPP, a subsidiary of JSC OGK-2 was visited by a commission headed by head of Technical Directorate of Business Unit – 2 A.Yu.Stepanov. Over five days the commission inspected the plant's readiness for the autumn-winter season of 2007-2008.

The commission also comprised: Chief engineer-inspector of Uralenergotechnadzor regional inspectorate A.V.Kurmanov, Head of department of labor safety and production control of JSC OGK-2 M.Yu.Smirnov, Acting Head of department of electrical equipment operation of JSC OGK-2 N.N.Bannov, Deputy Chief dispatcher, Head of dispatch service of Chelyabinsk regional dispatch administration B.N.Krinitsin, Chief engineer of Troitskaya TPP, a subsidiary of JSC OGK-2 A.A.Tarasenkov, Head of sanitation and labor safety of Troitskaya TPP V.A.Reutov, Deputy Head of technological and environmental Directorate of Rostechnadzor for Chelyabinsk region energy industry G.I.Zinovyev, and state inspector of Rostechnadzor I.Yu.Saifullin.

A certificate of readiness for the autumn-winter season is issued annually based on the results of inspection of seasonal repairs and on condition of compliance with norms of fuel stocks and with instructions of bodies of control.

Readiness of heat and electricity generation companies for proper functioning during the autumn-winter season is determined with a view to evaluating the potential for energy generation and transmission to customers on schedule at a time of peak consumption.

In the course of the tour the commission verified the presence of organized and feasible production control over compliance with requirements of industrial safety, the manning of all stations by trained and duly registered personnel, provision of the personnel with individual and collective protective gear and clothes, appropriate tools and equipment, relevant technical and operation documents, manuals, visual aids and primary fire fighting equipment.

On the results of inspection Chairman of the commission Alexei Stepanov awarded a Certificate of readiness to Chief engineer of Troitskaya TPP Alexander Tarasenkov.

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
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JSC Second Wholesale Generating Company

Auditors of SGS Vostok Limited LLC carried out an external certification audit at the JSC OGK-2 executive between 13.11.07 and 15.11.07 for purposes of expanding the sphere of certification
19 МНЪАПЪ 2007

The audit confirmed JSC OGK-2 quality management systems was in compliance with ISO 9001:2000. The auditors noted that issues of the company's quality policy and the improvement of quality management found reflection in the company's development strategy, and that company personnel was competent and involved in QMS. JSC OGK-2 QMS documentation was praised as competent, comprehensive internal audits were carried out in full, appropriate corrective and preventive procedures were in place. QMS procedures were constantly improved.

By the end of 2007 QMS is to be extended to OGK-2 subsidiaries, Surgutskaya TPP-1 and Stavropolskaya TPP. Audit certification is planned at Stavropolskaya TPP by late November, and at Surgutskaya TPP-1 – in mid-December.

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

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October 17, 2007: Surgutskaya TPP-1 gets the all-clear for the winter of 2007-2008.
19 НЙРЪАПЪ 2007

Moscow, October 18, 2007. A special commission inspected Surgutskaya TPP-1, a subsidiary of ISC OGK-2, between October 15 and 17 to check the plant's preparations for the autumn and winter season. The commission, headed by Alexei Stepanov, head of the technical directorate of Business Unit-2, included representatives of Business Unit-2, Uralenergotechnadzor (Urals energy inspectorate), JSC OGK-2, the Directorate for technological and environmental control of Khanty-Mansi Autonomous District-Yugra, Urals Energy Systems Administration (a subsidiary of System Operator – Central Dispatch Administration of UES) and power plant management.

The commission looked into progress of scheduled repairs of equipment and automated systems for accident and fire prevention, compliance with regulations of supervisory bodies, action on preparations for the winter season, as well as issues of labor and fire safety.

The commission was satisfied that Surgutskaya TPP is sufficiently prepared for the winter.

A great deal of work has been done: scheduled repairs have been carried out of equipment, critical to smooth functioning during the autumn-winter season, training exercises have been held, geared specifically to dealing with possible accidents, typical of this time of the year.

According to Alexei Stepanov, this year Surgutskaya TPP-1 is even better prepared for the winter than last year: "Substantial progress is in evidence. I trust that in future you will move further in this direction".

During the summing up Alexei Verkhovsky, director of Surgutskaya TPP-1, a subsidiary of JSC OGK-2, stressed that the plant has completed a very important stage, which required a lot of work from all employees. Mr.Verkhovsky thanked the commission for its constructive work and wished everybody every success.

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

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Serovskaya GRES power plant is a winner of Mercy days of Sverdlovsk region
21 ЪМБЮПЪ 2008

On January 17, 2008 Regional Organizing Committee of Sverdlovsk region summarized the results of charity works performed in Sverdlovsk region in 2007 ("Mercy Days"). Subsidiary of OGK-2 – Serovskaya GRES power plant – was granted a reward under the category "Power industry plants" for beneficent help provided to a kindergarten and to children of plant employees who needed medical help – surgical services, examinations, qualified medical treatment.

Awarding ceremony was held during Legislative meeting in Sverdlovsk region. Among the participants were chief executives of executive and legislative powers of Sverdlovsk region. During the ceremony it was pointed out that charity works performed by OGK-2 facilitate the revival of moral standards in Russia.

"Mercy days" in Sverdlovsk region are held for the 12th time and the contest reaches federal scale.

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

JSC Second Wholesale Generating Company

OGK-2 output for 2007 complies with the level of the previous year
22 ЪМБЮПЪ 2008

Annual output JSC ``WGK-2`` in 2007 was equal to 48.022 billion kWh and it complies t o previous year level and prove stability and reliability of power plants as part of WGK-2.

At that among the largest heat power plants of the country Surgutskaya GRES-1 and Troitskaya GRES increased their output by 1.3% and 0.4% accordingly in comparison with last year. Installed capacity operating ratio of these plants reached 85.2% and 50 % and showed increase dynamics.

Insignificant decrease of electric power production for Stavropolskaya GRES, Pskovskaya GRES and Serovskaya GRES power plants is explained by work strategy of JSC "WGK-2" on wholesale electric power market using its main rule – "Take or pay" which stipulates possibility of own electric power production substitution with purchased power from the wholesale market for fulfillment of adjustable contract obligations including cases when prime cost of own electric power production exceeds purchase prices on the market for the next 24 hours.

In the whole for JSC "WGK-2" in 2007 installed capacity operating ratio was 63 %. This complies with previous year level and shows sufficiently high level of power company generating capacities load.

Output of WGK-2 plants (in mlns of kWh):

Power plant	2006	2007
Stavtopolskaya GRES power plant	9 830.2	9 703.9
Troitskaya GRES power plant	8 987.6	9 026.3
Pskovskaya GRES power plant	1 890.0	1 735.4
Surgutskaya GRES power plant-1	24 147.5	24 469.3
Serovskaya GRES power plant	3 228.3	3 087.2
Total WGK-2	*48 083.6*	*48 022.1*

Efficient heat production of WGK-2 electric power plants (in thousands Gcal):

Power plant	2006	2007
Stavtopolskaya GRES power plant	81.0	80.0
Troitskaya GRES power plant	492.0	516.0
Pskovskaya GRES power plant	60.0	60.0

Surgutskaya GRES power plant-1	1781.0	1733.0	
Serovskaya GRES power plant	**109.0**	**103.0**	
Total WGK-2	**2523.0**	**2492.0**	

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Serovskaya TPP, a subsidiary of JSC OGK-2, begins another heating season.
22 НЙРЪАПЪ 2007

As always, the heating season in the Energy workers township and on Station street started on time, on September 15. Heat is on tap in kindergartens, schools, hospitals and homes.

A competent commission conducted a preliminary inspection at the Serovskaya TPP on September 19 and 20 and confirmed that the plant was ready for proper operation during the autumn-winter season of 2007-2008. Everything was taken stock of – from compliance with industrial safety regulations and the results of all-stations training involving personnel tasked to preclude emergency situations in cold weather, to the condition of hydraulic structures.

The inspection also showed that stocks of the relevant types of fuel were sufficient for the plant's trouble-free operation during the autumn-winter season. All the works to prepare machinery and equipment for the winter season are carried out on schedule, all the machinery is duly inspected and diagnosed. Capital repairs on boiler units ╧ 2, 8 and turbo unit ╧ 5 were extended, which will make the units more reliable in future.

The heating systems area which Serovskaya TPP is responsible for, is ready for glitch-free operation in line with heating load schedules.

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

JSC Second Wholesale Generating Company

“OGK-2” (Second Wholesale Power Generating Company)
24 ЮОПЕКЪ 2008

Balance Sheet statement as of December 31, 2007:

The assets of “OGK-2” JSC (“Company”) as of December 31, 2007 amounted to 43,475 million rubles (as of December 31, 2006 – 17,076 million rubles).

The Company’s short-term accounts receivable as of December 31, 2007 amounted to 2,472 million rubles, the long-term accounts receivable came to 2,535 million rubles.

The equity capital of the Company as of December 31, 2007 amounted to 34,478 million rubles (as of December 31, 2006 – 9,579 million rubles).

The short-term liabilities of “OGK-2” JSC as of December 31, 2007 amounted to 2,064 million rubles.

Profit and Loss Statement for the year 2007:

Revenues of “OGK-2” JSC in 2007 amounted to 33,759 million rubles (in 2006 – to 8,259 million rubles); at that, gross profit amounted to 1,119 million rubles.

Income before taxes of “OGK-2” JSC in 2007 amounted to 426 million rubles, net profit – to 39 million rubles.

The comparative data of 2007 are given with regard to the Company only and do not include the data of “Stavropol GRES” JSC,

“Troitsk GRES” JSC, “Serov GRES” JSC, “Pskov GRES” JSC and “Surgut GRES-1” JSC of 2006 before the time of reorganization

in the form of consolidation – September 28, 2006, as they could not be determined with sufficient degree of reliability.

The reliability of the financial (accounting) statement of “OGK-2” JSC for 2007 is confirmed by audit report of “PriceWaterhouseCoopers Audit”.

The complete financial statements of “OGK-2” JSC for the year 2007 are available now on the Company’s corporate web-site at Russian.

OGK-2 will publish IFRS-2007 in May, 2008.

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OTKRITIE Financial Corporation is a market maker for "OGK-2" on RTS and MICEX
24 ЮОПЕКЪ 2008

JSC OTKRITIE Brokerage House, the subsidiary of OTKRITIE Financial Corporation, has been vested with the status of official market maker for the shares of JSC "OGK-2".

Market maker's mandate involves maintaining a stable Bid/Ask spread and ensuring liquidity for the equity of OGK-2 on Classic Market RTS and MICEX.

Shares of JSC "OGK-2 are included in B-level quotation lists on RTS and MICEX. Global depositary receipts (representing 100 ordinary shares each) admitted to the main market on LSE.

Shares' trading symbols

· RTS: Classic Market (OGKB), T+0 Market (OGKBG),

· MICEX: Stock Market (OGK2),

· LSE: OGK2

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

RECEIVED
2009 APR 30 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

JSC Second Wholesale Generating Company

Stavropolskaya TPP receives Certificate of readiness for winter season. 25 НИРЪАПЪ 2007

Staropolskaya TPP was on October 11 awarded a Certificate of readiness for the autumn-winter season of 2007-2008. The event was preceded by a great deal of preparatory work.

The first half of 2007 saw scheduled capital and medium repairs and running maintenance of the Stavropolskaya TPP power units, as follows: five running repairs on power units ╧╧ 7, 5, 2, 6, 8; medium repairs on power unit ╧ 1; repairs of some stack ╧ 1; capital repairs on power unit ╧ 4, capital repairs were also started on power unit ╧ 3.

The repair works were carried out in compliance with requirements of technical norms and specifications.

Of scheduled works on modernization and reconstruction over nine months of 2007 the following were completed: replacement of six current transformers with ORU-330 kW open distribution units with breaker switchgear, replacement of seven current transformers for ORU-330 kW, integration of telephone exchanges of OGK-2 and its subsidiaries into a united telephone network, replacement of MR-502 terminals of 500 kW, replacement of the liquid end of the turbo-driven feed pump of power unit ╧ 3.

Preparations at Stavropolskaya TPP for the autumn-winter period of 2007-2008 were inspected by a commission under Director of Yuzhenergotechnadzor inspectorate I.I.Levchenko.

The Certificate of readiness was awarded to the company at a festive ceremony in the presence of leaders of shops, services and branches of the TPP. First, Deputy General Director for production of JSC OGK-2 A.V.Chegodayev congratulated colleagues. I.I.Levchenko summed up the results of the commission's work and made special mention of the high level of preparedness of both the workforce and the equipment of Stavropolskaya TPP. Director of Stavropolskaya TPP, a subsidiary of JSC OGK-2 V.F.Chervonny thanked team leaders for the successful organization of work and voiced the conviction that the power plant would perform faultlessly during the autumn-winter season.

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

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JSC Second Wholesale Generating Company

Subsidiary of JSC «OGK-2" - Troitskaya GRES power plant - signed an agreement for manufacturing and installation of boiler emulsifiers in the boiler and turbine department No 1
26 ТЕБПЮКЪ 2008

Moscow, February 26, 2008 – Subsidiary of JSC "OGK-2" - Troitskaya GRES power plant - signed an agreement for manufacturing and installation of boiler emulsifiers in the boiler and turbine department No.1.

According to the Maintenance General Engineer Deputy Assistant Alexandr Rytanovitch, this type of emulsifier is a modern gas cleaning equipment currently used in small coal-filed boilers.

Emulsifiers proved themselves as the most effective gas cleaning equipment, says Alexandr Victorovich. In compliance with technical requirements the supplier ensures us that after installation suspended particles level of ashes will decrease 5 times! Moreover, installation of new equipment will solve drop entrainment problem.

According to Alexandr Victorovich, this year (in the period from April to November) it is planned to install three boilers in the boiler and turbine department No.1. In the following year the general contractor is obliged to perform the same work for the other boilers in the first selection.

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

JSC Second Wholesale Generating Company

Board meeting of JSC " Second generating company of wholesale electric power market " was held on December 26, 2007
27 ДЕЙЮАПЪ 2007

The Company Board of Directors made the following decisions:

- **QUESTION No 1: On approval of independent estimator candidacy for Company share cost evaluation.**

Decision made:

To remove the question from agenda of Company Board of Directors meeting.

QUESTION No 2: On Company assumption of obligations on bills of exchange (on issuance of ordinary bill).

Decision made:

To approve Company issuance of ordinary non-interest bill of exchange for accounting on indebtedness to JSC RAO "UES of Russia" passed to the Company in the result of takeover of JSC "Pskovskaya GRES power plant" under contract No 6 on 02.12.1997 according to clause 1.1 of Innovation agreement on termination of obligations to JSC RAO "UES of Russia" approved by decision of Company Board of Directors meeting on 30.10.2007 (protocol No 89/89).

QUESTION No 3: On discussion of Report on execution of a decision approved by Company Board of Directors meeting 16.11.2006 (Protocol No 47/47 on 23.11.2006).

Decision made:

To take into consideration Report execution of a decision on question No 11 of agenda of ОНБЕЯРЙХ Company Board of Directors meeting on 16.11.2006 (Protocol No 47/47 on 23.11.2006).

QUESTION No 4: On joining of Company to Standard of

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JSC RAO "UES of Russia" "Protection relay and automation, stability control systems. Cooperation organization of protection relay and automation services in UES of Russia".

Decision made:

1. To approve standard of Company "Protection relay and automation, stability control systems. Cooperation organization of protection relay and automation services in UES of Russia".

2. To commission General Director of the Company to make amendments in current normative technical documentation of the Company considering Standard requirements.

QUESTION No 5: On joining of Company to Standard of JSC RAO "UES of Russia" "Buildings and constructions of energy power industry objects. Technical condition estimation method".

Decision made:

1. To approve standard of Company "Buildings and constructions of energy power industry objects. Technical condition estimation method".

2. To commission General Director of the Company to make amendments in current normative technical documentation of the Company considering Standard requirements.

QUESTION No 6: On approval of Provision on development and fulfillment of annual production programmes (maintenance, technical upgrading and reconstruction, operating) of JSC "OGK-2".

Decision made:

To approve Provision on development and fulfillment of annual production programmes (maintenance, technical upgrading and reconstruction, operating) of the Company.

QUESTION No 7: On administration of investment monetary assets.

Decision made:

To postpone question discussion to the later date.

QUESTION No 8: On approval of Contract No 2-211/07 between JSC "OGK-2" and JSC "Central Design Bureau Energoremont" which is a transaction of interest.

Decision made:

To approve signing a services contract between the Company and JSC "Central Design Bureau Energoremont" which is a transaction of interest.

QUESTION No 9: On approval of contract No 3223 between JSC "OGK-2" and JSC "Research and development centre of electric power industry" which is a transaction of interest.

Decision made:

To approve signing a services contract between the Company and JSC "Research and development centre of electric power industry" which is a transaction of interest.

QUESTION No 10: On approval of compensation service contract No 7.287.07.76 between JSC "OGK-2" and JSC "Engineering power industry center of Ural" which is a transaction of interest.

Decision made:

To approve signing a services contract between the Company and JSC "Engineering power industry center of Ural" which is a transaction of interest.

QUESTION No 11: On approval of additional agreement No1 to contract No 91/43-487 between JSC "OGK-2" and JSC "Sverdlovsk energy service company" which is a transaction of interest.

Decision made:

To approve signing an addition agreement No 1 to contract No 91/43-487 on 05.04.2007 between Company and JSC "Sverdlovsk energy service company" which is a transaction of interest.

QUESTION No 12: On approval of additional agreement

No1 to contract No 91/38-02-284 between JSC "OGK-2" and JSC "Sverdlovsk energy service company" which is a transaction of interest.

Decision made:

To approve signing an addition agreement No 1 to contract No 91/38-02-284 on 10.01.2007 between Company and JSC "Sverdlovsk energy service company" which is a transaction of interest.

QUESTION No 13: On approval of additional agreement No1 to contract No 91/38-02-291 between JSC "OGK-2" and JSC "Sverdlovsk energy service company" which is a transaction of interest.

Decision made:

To approve signing an addition agreement No 1 to contract No 91/38-02-291 on 21.02.2007 between Company and JSC "Sverdlovsk energy service company" which is a transaction of interest.

QUESTION No 14: On approval of additional agreement No1 to contract No 91/38-02-299 between JSC "OGK-2" and JSC "Sverdlovsk energy service company" which is a transaction of interest.

Decision made:

To approve signing an addition agreement No 1 to contract No 91/38-02-299 HP 20.06.2007 between Company and JSC "Sverdlovsk energy service company" which is a transaction of interest.

QUESTION No 15: On approval of budget of Board of Directors Reliability Committee of JSC "OGK-2".

Decision made:

To approve budget Board of Directors Reliability Committee for 2007.

QUESTION No 16: On approval of additional agreement No1 to contract No 585 between JSC "OGK-2" and JSC "Energy power industry construction company" which is a

transaction of interest.

Decision made:

To approve signing an addition agreement No 1 to contract No 585 between Company and JSC "Energy power industry construction company" which is a transaction of interest.

QUESTION No 17: On unscheduled purchase of JSC "OGK-2" in 4th quarter of 2007 with the aim of meeting demands of 2008.

Decision made:

To approve the following unscheduled purchase of JSC "OGK-2 in 4th quarter of 2007 with the aim of meeting demands of 2008:

Name	Way of purchase	Date of contest	Delivery date from (month, year)	Delivery dat (month, yea
Creation of Integrated system of normative reference data WGK-2 (IS NFD OGK-2)	Open contest b2b-energo	4 qt. 2007	February 2008	January 2009
Additional extension of management information system (MIS). Information analysis system (IAS), electronic document management system (EDMS), corporate Internet portal (CIP) of JSC "OGK-2" on the basis of SAP, EMC companies	Open contest b2b-energo	4 qt 2007	February 2008	October 2008

Tel. (495) 981-30-39

27 December 2007

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Konstantin Saurov is declared Best manager of the year in field of Corporate Social Report of electric power companies
28 ДЕЙЮАПЪ 2007

December 26, 2007 – On December26, 2007 results of the third annual contest "Social energy" were summarized. Contest runner is RAO "UES of Russia".

This year 60 subsidiary companies of the Holding took part in the contest, organized by RAO "UES of Russia" in collaboration with Russian Union of Industrialists and Entrepreneurs, All-Russia industry association of electric power industry employers (пЮщК), International Confederation of consumers organizations, Donor Forum and Fund of energy efficiency of UES.

The main aim of the contest is to development of culture of social responsible business in electric power industry. Contest tasks are exposure and generalization of best examples of social, charity and environmental programmes, held by Holding companies, and organization of experience interchange of successful nonfinancial risk management in electric power industry and promotion of charity policy succession during electric power industry reforming.

According to the results of the contest the title of "Best manager in the filed of Corporate Social Report of electric power companies in 2007 was awarded to Konstantin Sakharov, Corporate Management Director of JSC "OGK-2" who won the most part of contest awards.

- 117393, Profsoyuznaya str.,
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JSC Second Wholesale Generating Company

JSC "OGK-2" successfully implements one of the large-scale investment programs.
29 ЪМБЮПЪ 2008

Moscow, January 29, 2008 – JSC "OGK-2" successfully implements a projects for the introduction of new capacities in Chelyabinsk, Sverdlovsk regions and Savropol territory in clear compliance with stated dates.

In Chelyabinsk region General Director of OGK-2 Michail Kuzichev signed a general contractor contract (епял-contract) with CJSC "Kwarts-Tyumen" for turnkey construction of 2 coal-fired energy generating units of 660 MW each at the site of Troitskaya GRES power plant (on 28 December 2007 the contract was approved by special total shareholders meeting of JSC "OGK-2"). Works on power distribution plan are performed.

Currently within the framework of General Contractor Contract competitive negotiations with consortiums of Russian and foreign producers (projectors) on main and auxiliary equipment delivery are held. In 2008 investments to the project realization comprise about 16.5 billion rub.

In Stavropol territory JSC "OGK-2" signed General Contractor Contract (епя-contract) with JSC "Group E-4" for construction of 2 energy generating units CCGT - 400 MW each at site of Stavropolskaya GRES power plant (Contract 28.12.2007 is approved by special total shareholders meeting of JSC "OGK-2"). The first stage of construction site preparation is complete.

In progress – procedures of land plots repurchasing under energy generating unit construction, construction site preparation for auxiliary installation of equipment, necessary buildings and structures. In 2008 investments to project realization will be equal to 11.1 billion rub.

Also OGK-2 began realization of new large scale construction of 2 coal fired energy generating units of singly installed power 330 MW at site of Serovskaya GRES power plant. Currently:

- preproject documentation is developed;

- engineering investigations are held (hydrology, geodesy and geology);

- works on distribution power plan are completed;

- Contractor contract is signed and development and engineering works on construction site preparation are conducted.

According to the present project in System 626-Energo Open one stage contest by choice of General contractor is announced. Summarizing is planned for March 2008. Planned date of introduction of energy generating units CCGT-330 MW are 2011 and 2012 correspondingly.

- 117393, Profsoyuznaya str.,
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JSC Second Wholesale Generating Company

Special shareholders meeting of JSC "Second power generating company of whole sale power market" was held on December 28, 2007
29 ДЕЙЮАПЪ 2007

Moscow, December 29, 2007 – On December28, 2007 Special shareholders meeting of JSC "Second power generating company of whole sale power market" was held. Agenda included the following questions:

1. On approval of General Contractor Contract on fulfillment of General contractor functions (епял-contractor) on turnkey construction of two coal-fired energy generating units of 660 MW each at the site of Troitskaya GRES power plant subsidiary (Troitskaya GRES power plant), signed between JSC "OGK-2" and CJSC "Kwartz Tumen" which is a major transaction.

2. On approval of General Contractor Contract on fulfillment of General contractor functions (епя- contractor) on turnkey construction of two combined cycle energy generating units of 400 MW each at the site of JSC "OGK-2" - Stavropolskaya GRES power plant subsidiary (Stavropolskaya GRES power plant), signed between JSC "OGK-2" and JSC "Group E4" consortium leader as part of CJSC "SibKOTEX", JSC "Company CENTERENERGOMONTAZH", CJSC "Novosibirskenergospecremont", which is a major transaction.

3. On making amendments in Company Charter.

QUESTION No 1: On approval of General Contractor Contract on fulfillment of General contractor functions (епял-contractor) on turnkey construction of two coal-fired energy generating units of 660 MW each at the site of Troitskaya GRES power plant subsidiary (Troitskaya GRES power plant), signed between JSC "OGK-2" and CJSC "Kwartz Tumen" which is a major transaction.

Decision made:

To approve signing a General Contractor Contract on fulfillment of General contractor functions (епял-contractor) on turnkey construction of two coal-fired energy generating units of 660 MW each at the site of Troitskaya GRES power plant subsidiary (Troitskaya GRES power plant), signed between JSC "OGK-2" and CJSC "Kwartz Tumen".

QUESTION No 2: On approval of General Contractor Contract on fulfillment of General contractor functions (епя- contractor) on turnkey construction of two combined cycle energy generating units of 400 MW each at the site of JSC

"OGK-2" - Stavropolskaya GRES power plant subsidiary (Stavropolskaya GRES power plant), signed between JSC "OGK-2" and JSC "Group E4" consortium leader as part of CJSC "SibKOTEX", JSC "Company CENTERENERGOMONTAZH", CJSC "Novosibirskenergospecremont", which is a major transaction.

Decision made:

To approve signing a General Contractor Contract on fulfillment of General contractor functions (епя- contractor) on turnkey construction of two combined cycle energy generating units of 400 MW each at the site of JSC "OGK-2" - Stavropolskaya GRES power plant subsidiary (Stavropolskaya GRES power plant), signed between JSC "OGK-2" and JSC "Group E4" consortium leader as part of CJSC "SibKOTEX", JSC "Company CENTERENERGOMONTAZH", CJSC "Novosibirskenergospecremont".

QUESTION No 3: On making amendments in JSC "OGK-2" Charter

Decision made:

To make amendments in Company Charter:

In article 15:

subclause 12 of clause 15.1. of Charter to state in the following edition:

"12) definition of numerical composition of Company Board, election of Board members, determination of repaid rewards and compensations, premature completion of their authority, including making a decision on premature termination of labour contracts with them.

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- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

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JSC Second Wholesale Generating Company

In 2007 salary level in OGK-2 grew by 20,1%
30 ЪМБЮПЪ 2008

Moscow, January 30, 2008 - Salary level in OGK-2 for 2007 increased by 20,1%.

The company meticulously fulfills conditions of Industry Tariff Agreement in electric power industry of Russia for 2007-2008. OGK-2 voluntarily accepted additional in comparison with current Industry Tariff Agreement obligations on application of privileges, guarantees and compensation to Organization employers, including privileges on summer trip tickets payment, cash assets for health programs and partial compensation of community charges for electric and hear energy.

While fulfillment of obligation to plants personnel for the previous year 2007 amount of minimum tariff rate on monthly basis of a worker of the first rate increased by 11.9%, and on 1 January 2008 it is equal to 3020 rub, and total salary increase for the company is 20.1%.

Print version

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

JSC Second Wholesale Generating Company

Stavropol TPP, a subsidiary of JSC OGC-2, launches construction of Units 9 and 10.
30 НЙРЪАПЪ 2007

Moscow, October 30 2007 – The first stone was laid on October 30, 2007 at Stavropol TPP, a subsidiary of JSC OGC-2, to symbolize the start of construction on power units 9 and 10.

The ceremony was attended by V.E.Avitesyan, member of the Board and Managing Director of RAO UES of Russia; M.V.Kuzichev, General Director of WGC-2; M.V.Arslanov, Deputy Chairman of government of Stavropol Territory; as well as local officials, managers of local energy and partner companies and other guests.

M.V.Kuzichev offered a presentation on the construction of two combined cycle gas power units, which was followed by a press conference for local and federal media.

A rally was held at the construction site, after which a capsule was placed inside the foundation stone containing a message to posterity, signed by honorary guests at the ceremony.

JSC OGC-2 investment program envisages the construction of new and modernization of existing capacities. The program is intended to not only ensure reliable supplies to clients in strategic branches of industry, but also increase the efficiency of energy production. JSC OGC-2 investment program encompasses the more important generation construction projects, including the installation of two 400MW CC gas-powered units at the Stavropol TPP. Contemporary power units to be installed at the Stavropol TPP offer significant advantages over traditional steam turbine units in terms of equipment flexibility, fuel efficiency and environment impact.

Over the past year the Stavropol TPP covered a lot of ground in modernization, particularly in replacing electrical equipment. All maintenance and capital repairs have been carried out on schedule, which has contributed to fault-free functioning of the power units. Stavropol TPP units 1 and 5 were the first in Russia to have undergone certification tests for control and management systems. An automated control system has been installed to ensure Stavropol TPP's successful operation on the modern market of systems services in compliance with international standards of frequency and capacity maintenance. A system of information gathering and relay has been adopted in line with requirements of the systems operator. Personnel, too, has been undergoing training for the future operation of CC gas-powered units, taking stock of the relevant experience in Russian and abroad.

The construction of two CC gas-powered units (PGU-400/420) at the Stavropol TPP is intended to increase the plant's installed capacity in order to cover loads of the South United Grid, improve the plant's technical and economic showing and at the same time minimize impact on the environment through utilizing new technologies in electric energy generation. The PGU-400 units at the Stavropol TPP employ a tandem unit including a 270-280MW gas turbine, triple-pressure waste heat recovery boiler, a 130-150MW steam condensing turbine, a 400MW generator (one for the gas and steam turbines), and a 475MVA package transformer.

The commissioning of the two new power units will give the TPP, the Stavropol Territory and the entire region an increase in electric energy production and, consequently, bigger tax revenues for budgets at all levels. In addition, the project will contribute to improving the social makeup of the energy workers' township of Solnechnodolsk, which will see more housing construction, more and better preschool institutions, and more jobs.

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- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

Contacts

JSC Second Wholesale Generating Company

OGK-2 Investment Program received the highest rate at the investment session of RAO "UES of Russia"
07 ТЕБПЮКЪ 2008

On February 4, 2008 RAO "UES of Russia" held the third Investment session under the control of Board chairman Anatoliy Chubais. The participants discussed matters connected with implementation of investment programs by power companies. General Director of OGK-2 Michail Kuzichev delivered a report on the implementation of investment program which was viewed very favorably and received the highest rate "good". OGK-2 investment program stipulates the construction of new power generating units at Troitskaya, Stavropolsjaya and Serovskaya GRES power plants. New construction will increase total capability of electric power plants of OGK-2 by 2,780 MW, and total cost of new construction at Stavropolskaya, Troitskaya and Serovskaya GRES power plants is about 144 billion rub., which means that OGK-2 has the largest investment program among Holding companies.

Also during the investment session OGK-2 presented a video monitoring system for construction sites where new energy generating units are constructed. OGK-2 is one of the first pilot energy generating companies which have implemented the system allowing online object monitoring.

Print version

- 117393, Profsoyuznaya str.,
- Bld. 56, 6th floor, Moscow, Russian Federation
- Phones: (495) 981-30-39, 981-30-38, 661-05-06
- Fax: (495) 981-34-82, 661-05-07
- e-mail: office@ogk2.ru

Contacts

END